Form 10-K405, Exhibit 13
period 1995-12-31
INVESTORS TITLE CO
filed 1996-03-29
CIK 720858

                              OPERATIONS SUMMARIES
                    STOCK PRICES AND DIVIDENDS
                        On November 12, 1986, the common
                    stock of Investors Title Company began
                    trading on the NASDAQ National Market
                    under the symbol ITIC. The Company has
                    approximately 1,200 shareholders of
                    record, including shareholders whose
                    shares are held in street names. The
                    following table shows the high and low
                    sales prices reported on the NASDAQ
                    National Market System and cash
                    dividends declared per share for the
                    indicated periods.

                                           PRICES                  CASH DIVIDENDS
                                         (HIGH-LOW)                      DECLARED
1995
                                                                       2(cents) -
First Quarter                                8 1/2 - 6 1/16                3/1/95
                                                                       2(cents) -
Second Quarter                                    9 1/4 - 7                6/1/95
                                                                       2(cents) -
Third Quarter                                 9 1/2 - 8 1/4                9/1/95
                                                                       2(cents) -
Fourth Quarter                                  11  - 8 3/4               12/1/95
1994
                                                                       2(cents) -
First Quarter                                 9 1/2 - 8 1/4                3/1/94
                                                                       2(cents) -
Second Quarter                                9 1/2 - 8 1/4                6/1/94
                                                                       2(cents) -
Third Quarter                                 8 3/4 - 7 1/2                9/1/94
                                                                       2(cents) -
Fourth Quarter                                8 1/4 - 6 3/4               12/5/94

                        The following firms currently make a
                    market in Investors Title Company's
                    common stock: Interstate/Johnson Lane;
                    Davenport & Co. of Virginia; Herzog,
                    Heine, Geduld, Inc.; Scott &
                    Stringfellow, Inc.; and Ferris, Baker
                    Watts, Inc.

                                (LOGO)

                              FINANCIAL HIGHLIGHTS

FOR THE YEAR                                                  1995           1994           1993           1992           1991
Premiums written                                           $15,932,823    $15,647,749    $14,347,323    $13,321,104    $9,455,940
Revenues                                                    17,365,950     16,933,925     15,463,260     14,239,039    10,263,722
Investment income                                            1,241,855      1,108,047        966,939        852,983       873,687
Provision for possible claims                                1,429,660      1,446,068      2,264,411      2,534,582     1,504,652
Income before extraordinary
  charge and cumulative effect of
  a change in accounting principle                           3,250,658      3,126,859      2,313,014      1,511,859       796,935
Extraordinary charge related to
  settlement of lawsuit                                                                                  (2,706,565)
Cumulative effect of a change
  in method of accounting for
  income taxes                                                                                              141,125
Net income (loss)                                            3,250,658      3,126,859      2,313,014     (1,053,581)      796,935

PER SHARE DATA
Income before extraordinary
  charge and cumulative
  effect of a change
  in accounting principle                                         1.16           1.10            .81            .53           .28
Extraordinary charge related
  to settlement of lawsuit                                                                                     (.95)
Cumulative effect of a change
  in method of accounting for
  income taxes                                                                                                  .05
Net income (loss)                                                 1.16           1.10            .81           (.37)          .28
Cash dividends                                                    0.08            .08           .055            .04           .04
Average number of common
  shares outstanding                                         2,804,632      2,833,778      2,855,744      2,855,744     2,855,744


AT YEAR END
Assets                                                      28,224,276     24,242,060     22,589,386     20,929,895    17,714,600
Liabilities                                                  2,178,397      2,052,198      3,042,759      4,074,763     1,464,682
Investments in securities                                   19,742,639     16,362,082     14,914,140     14,468,853    11,190,797
Stockholders' equity                                        22,209,814     18,554,012     16,203,627     13,914,411    14,991,218
Book value/share                                                  7.96           6.60           5.67           4.87          5.25

PERFORMANCE RATIOS
Net income (loss) to:
  Average stockholders' equity                                  15.95%         18.00%         15.36%         (7.29%)        5.46%
  Total revenues (profit margin)                                18.72%         18.47%         14.96%         (7.40%)        7.76%
Provision for possible claims to
  premiums written                                               8.97%          9.24%         15.78%         19.03%        15.91%

                                (LOGO)
                                                                               3

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

    The following discussion should be read along with the consolidated financial statements and the related footnotes.
OVERVIEW
    During the past three years, the Company's operating results improved significantly. These improvements are attribut-able to the Company's efforts to increase market share and to improve the efficiency of operations along with a generally improving real estate market.
    Beginning in 1992 and continuing through 1993, the Company experienced a tremendous surge in demand for title insurance, as swiftly declining interest rates fueled a boom in mortgage refinancings. As rates declined, demand for housing also increased, partially because real estate became more affordable for consumers.
    In early 1994, the trend of declining interest rates reversed. The Federal Reserve Board began increasing short-term interest rates and thereafter tightened several additional times. This tightening significantly impacted mortgage rates. Although real estate activity was fairly brisk at the beginning of the year, the pace of transactions declined steadily as mortgage rates rose.
    During 1995, fixed mortgage interest rates again reversed and began to drop, declining to the 7% level by year-end. These lower rates contributed to an improved real estate market. The Company's operating results began to be positively impacted by a general increase in real estate activity in the second quarter of 1995. The improved real estate environment along with increases in market share combined to provide record quarterly earnings in the third and fourth quarters of 1995.
    The current low level of interest bodes well for activity in the real estate market. Future trends in interest rates are extremely difficult to predict though, given the variety of potential influences including the current political environment, the election year cycle and inflationary pressures. The Company strives to offset the cyclical nature of the real estate market by increasing market share. These efforts include developing new agent relationships and increasing the number of underwriting offices where profitable as well as improving market penetration with existing offices and agents.
CREDIT RATING
    Investors Title Insurance Company's financial strength was again recognized with a rating of "A Prime" (unsurpassed financial stability) by a Fannie Mae and Freddie Mac approved actuarial firm. Northeast Investors Title Insurance Company received a rating of "A" (excellent financial stability) from the same company. OPERATING REVENUES
    Total premiums written increased 2% in 1995 compared to 1994. Premiums written in 1994 increased 9% compared to 1993. In addition to a higher number of branch offices and issuing agents, these increases were partially the result of
(1) additions to the Company's legal department to provide technical advice to branch offices, agents and customers, (2) establishment of a commercial department to provide services in connection with commercial transactions so that closings are expedited timely and reliably, and (3) establishment of employee incentives given as a motivating tool to achieve revenue targets. In North Carolina, market share increased four percentage points to 26% in 1995 compared to 1994.
    Shown below is a schedule of title insurance premiums written for 1995, 1994 and 1993 in all states where our two insurance subsidiaries, Investors Title Insurance Company and Northeast Investors Title Insurance Company, currently underwrite insurance.

                         1995          1994          1993
Florida               $   128,124   $    82,146   $   132,845
Georgia                    31,812
Illinois                                  5,964        68,016
Indiana                    47,342        77,795        89,160
Kentucky                                  1,720
Maryland                    6,499
Nebraska                  323,290        86,913
New York                  385,258       494,697       476,502
North Carolina         10,254,900    10,375,988     9,907,813
Pennsylvania               25,276         1,433
South Carolina          1,974,607     2,467,470     2,271,036
Tennessee                  37,992       267,225       133,568
Virginia                2,687,906     1,718,166     1,204,047
  Subtotal             15,903,006    15,579,517    14,282,987
Reinsurance
  Assumed                  29,817        68,232        64,336
Total Premiums        $15,932,823   $15,647,749   $14,347,323

    Shown below is a breakdown of direct and agent premiums:

                         1995          1994          1993
Direct                $10,453,167   $10,551,332   $10,074,105
Agent                   5,449,839     5,028,185     4,208,882
Total                 $15,903,006   $15,579,517   $14,282,987

    Premiums written from direct operations decreased 1% in 1995 compared to 1994 and increased 5% in 1994 compared to 1993.
    Agent premiums increased 8% in 1995 compared to 1994 and increased 19% in 1994 compared to 1993. In certain geographic areas, the primary distribution of our product is through an agency network. Our ability to increase this network with

                                (LOGO)
reputable and qualified agents directly affects our ability to grow our market share.
INVESTMENT INCOME
    Investments are an integral part of the Company's business. In formulating its investment strategy, the Company has emphasized after-tax income on its investments. Investments in marketable securities have increased from funds retained in the Company. The investments are primarily in debt securities, and to a lesser extent, equity securities. The maturity schedule of investments has primarily remained within 15 years.
    In 1996, the Company anticipates growth in investment income due to an increase in the average size of the investment portfolio. As new funds become available, they will be invested in accordance with the Company's strategy of emphasizing after-tax return, which may include a combination of taxable fixed income securities, tax exempt securities and equities. The Company strives to maintain a high quality investment portfolio.
    Investment income increased 12% in 1995 compared to 1994 and increased 15% in 1994 compared to 1993. These increases were primarily attributable to an increase in the average investment portfolio balance.
EXPENSES
    Profit margins improved from 14.96% in 1993 to 18.47% in 1994 and 18.72% in 1995. The improvement in profitability resulted largely from steps taken to refine operating procedures to better support our branch offices and agents, an improved claims experience, and higher operating leverage resulting from an increase in premiums written.
    In the fourth quarter of 1993, the Company began implementation of an automation system that computerized the underwriting process. Resulting benefits include a more streamlined and consistent underwriting process and greater efficiency per underwriter. Computer automation has favorably impacted our labor costs.
    Another step taken to streamline operations was the development of a training center for underwriters which standardizes our underwriting practices. As part of this effort, the Company developed a new underwriting manual to be used by both branch and agency underwriting personnel.
    Salaries as a percentage of our direct premiums written have remained fairly constant at 34%, 33% and 30% in 1995, 1994 and 1993, respectively. The number of branch offices increased from 17 in 1993 to 26 in 1995. Office occupancy and operations as a percentage of direct premiums improved over the three year period (17.52% in 1995, 18.02% in 1994, and 20.21% in 1993).
    Commissions increased 12% in 1995 to $3,669,995 compared to 1994 due to increased business from agent sources.
    In 1995, the provision for possible claims as a percentage of premiums written declined to 8.97%, representing a six year low due to an improving claims record. The percentage was 9.24% in 1994 and 15.78% in 1993. Payments of claims, net of recoveries, were $1,229,445, $1,153,218 and $1,862,132 in 1995,
1994 and 1993, respectively.
    The Company has continued to strengthen its reserves for claims. At December 31, 1995, the total reserve for claims was $3,836,065. Of that total, $894,765 was reserved for specific claims and $2,941,300 was reserved for claims for which the Company had no notice. Management relies on actuarial techniques to estimate future claims by analyzing past claim payment patterns. There are no known claims which are expected to have a material effect on the Company's financial position.
    Taxes consist primarily of personal and real property taxes and premium taxes. Premium taxes as a percentage of premiums written remained constant at 2% from 1993 to 1995.
INCOME TAXES
    Income tax expense as a percentage of income before income taxes was 26%, 29% and 24% in 1995, 1994 and
1993, respectively. The decrease in the percentage in 1995 compared to 1994 was due to a refund of taxes paid in prior years totaling $119,994.
    The deferred income tax liability and net unrealized gain on investments increased primarily due to a reclassification of certain bonds from held-to-maturity to available-for-sale and an appreciation in investment securities.
NET INCOME
    The Company reported a 4% increase in net income in 1995 compared to 1994 and a 35% increase in 1994 compared to 1993. These increases were primarily attributable to increased revenues and improved operating efficiencies resulting from management's restructuring efforts.
LIQUIDITY AND CAPITAL RESOURCES
    Cash flows provided by operating activities were $3,257,858, $4,533,402 and $2,909,105 in 1995, 1994 and 1993, respectively. The decline in 1995 compared to 1994 was primarily due to an increase in premiums receivable from an escalation in orders in the fourth quarter of 1995. Cash flows generated from operations have enabled the Company to repay a $3,000,000 note obtained in 1992.
    Net cash used in investing activities was $2,367,557 in 1995. Net cash used in financing activities was $953,364 in 1995.
    The insurance subsidiaries are restricted by state regulations in their ability to pay dividends and to make distributions. A significant source of the Company's funds are dividends received from the insurance company subsidiaries. In 1996, the amount of dividends that can be paid without prior approval from the insurance commissioner is approximately $1,278,000. These funds should be adequate to cover the Company's operating needs.
    Management believes that funds generated from operations (primarily underwriting and investment income) will enable the Company to adequately meet its operating needs and is unaware of any trend likely to result in adverse liquidity changes. In addition to operational liquidity, the Company maintains a high degree of liquidity within the investment portfolio in the form of short-term investments and other readily marketable securities.

                                  (LOGO)
                                                                               7

                      SELECTED QUARTERLY OPERATING RESULTS

1995                                                      MARCH 31        JUNE 30        SEPTEMBER 30      DECEMBER 31
Premiums written                                         $3,121,311      $3,773,439       $4,443,282       $4,594,791
Investment income                                           283,980         297,189          298,430          362,256
Net income                                                  607,174         756,406          913,731          973,347
Net income per share                                            .22             .27              .32              .35
1994
Premiums written                                         $3,888,377      $4,136,439       $3,825,492       $3,797,441
Investment income                                           233,632         263,074          292,730          318,611
Net income                                                  594,296         970,957          738,903          822,703
Net income per share                                            .21             .34              .27              .28

                                 (LOGO)

                          INDEPENDENT AUDITOR'S REPORT
                Investors Title Company and Subsidiaries:
                    We have audited the accompanying
                consolidated balance sheets of Investors Title Company and its subsidiaries as of December 31, 1995 and 1994, and the related statements of consolidated income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
                    We conducted our audits in accordance with
                generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
                    In our opinion, such consolidated financial
                statements present fairly, in all material respects, the financial position of the Company and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

                (Signature of Deloitte & Touche LLP)
                Raleigh, North Carolina
                January 31, 1996

                                       (LOGO)
                                                                               9

                    INVESTORS TITLE COMPANY AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                        as of December 31, 1995 and 1994

                                                                                                  1995             1994
ASSETS
CASH AND CASH EQUIVALENTS...................................................................   $ 2,527,008      $ 2,590,071
INVESTMENTS IN SECURITIES (NOTES 2, 3 AND 8):
  Fixed maturities:
     Held-to-maturity, at amortized cost (fair value: 1995: $5,372,464; 1994:
      $10,731,917)..........................................................................     5,147,479       10,822,847
     Available-for-sale, at fair value (amortized cost: 1995: $9,901,772; 1994:
      $3,003,587)...........................................................................    10,310,737        2,839,813
  Equity securities, at fair value (cost: 1995: $3,181,613; 1994: $2,323,635)...............     4,284,423        2,699,422
     Total investments......................................................................    19,742,639       16,362,082
RECEIVABLES:
  Premiums (less allowance for doubtful accounts: 1995 and 1994: $120,000)
     (Note 8)...............................................................................     1,703,395        1,057,228
  Accrued interest and dividends............................................................       299,159          309,689
  Recoveries of claims previously paid......................................................       426,056          375,061
  Refundable income taxes...................................................................                         62,246
  Other.....................................................................................        34,159           43,982
     Total receivables......................................................................     2,462,769        1,848,206
PREPAID EXPENSES AND OTHER ASSETS...........................................................       378,191          370,890
PROPERTY ACQUIRED IN SETTLEMENT OF CLAIMS...................................................       250,500          170,600
PROPERTY-AT COST (NOTES 8 AND 9):
  Land......................................................................................       782,582          782,582
  Office buildings and improvements.........................................................     1,293,726        1,228,375
  Furniture, fixtures and equipment.........................................................     1,694,657        1,536,745
  Automobiles...............................................................................       151,374          118,162
     Total..................................................................................     3,922,339        3,665,864
  Less accumulated depreciation.............................................................     1,059,170          765,653
     Property, net..........................................................................     2,863,169        2,900,211
TOTAL ASSETS................................................................................   $28,224,276      $24,242,060



See notes to consolidated financial statements.

                                     (LOGO)

                    INVESTORS TITLE COMPANY AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                        as of December 31, 1995 and 1994

                                                                                                  1995             1994
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Accounts payable and accrued liabilities..................................................   $   997,823      $   999,859
  Commissions and reinsurance payables (Note 4).............................................        38,601           52,848
  Premium taxes payable.....................................................................        35,840           28,766
  Note payable (Note 7).....................................................................                        500,000
  Income taxes payable:
     Current................................................................................       119,500
     Deferred (Note 8):.....................................................................       986,633          470,725
     Total liabilities......................................................................     2,178,397        2,052,198
RESERVES FOR POSSIBLE CLAIMS (NOTES 5 AND 8)................................................     3,836,065        3,635,850
COMMITMENTS AND CONTINGENCIES
  (NOTES 4, 9 AND 11)
STOCKHOLDERS' EQUITY (NOTES 2, 3, 6, 8 AND 12):
  Common stock-no par value (shares authorized 6,000,000; 2,855,744 and 2,855,744 shares
     issued and 2,790,633 and 2,812,062 shares outstanding 1995 and 1994, respectively).....     1,038,414        1,263,318
  Retained earnings.........................................................................    20,173,755       17,151,557
  Net unrealized gain on investments
     (net of deferred taxes: 1995: $514,130; 1994: $72,876).................................       997,645          139,137
     Total stockholders' equity.............................................................    22,209,814       18,554,012
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..................................................   $28,224,276      $24,242,060

See notes to consolidated financial statements.

                                      (LOGO)

                    INVESTORS TITLE COMPANY AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
              for the Years Ended December 31, 1995, 1994 and 1993

                                                                                1995             1994             1993
REVENUES:
  Underwriting income:
     Premiums written (Note 4)............................................   $15,932,823      $15,647,749      $14,347,323
     Less-premiums for reinsurance ceded (Note 4).........................        78,683           51,106           46,701
       Underwriting income................................................    15,854,140       15,596,643       14,300,622
  Investment income-interest and dividends (Note 3).......................     1,241,855        1,108,047          966,939
  Rental income...........................................................        28,315           19,450           59,098
  Gain (loss) on disposals of investments and property, net (Note 3)......        34,215           33,031           (4,860)
  Other...................................................................       207,425          176,754          141,461
       Total..............................................................    17,365,950       16,933,925       15,463,260
OPERATING EXPENSES:
  Salaries................................................................     3,515,480        3,498,794        2,976,306
  Commissions to agents...................................................     3,669,995        3,283,210        2,724,038
  Provision for possible claims (Note 5)..................................     1,429,660        1,446,068        2,264,411
  Employee benefits and payroll taxes (Notes 6 and 10)....................     1,107,465        1,099,148          996,955
  Office occupancy and operations (Note 9)................................     1,831,074        1,901,827        2,035,966
  Business development....................................................       573,874          541,953          495,185
  Taxes, other than payroll and income....................................       142,811          112,574           91,972
  Premium taxes (Note 8)..................................................       328,791          318,153          293,336
  Professional fees.......................................................       212,279          152,605          246,130
  Interest expense (Note 7)...............................................        11,098           52,322          113,592
  Other...................................................................       139,765          102,412          174,355
       Total..............................................................    12,962,292       12,509,066       12,412,246
INCOME BEFORE INCOME TAXES................................................     4,403,658        4,424,859        3,051,014
PROVISION FOR INCOME TAXES (NOTE 8):
  Current:
     Federal..............................................................     1,062,346        1,008,463          575,910
     State................................................................        16,000            8,000            6,000
       Total..............................................................     1,078,346        1,016,463          581,910
  Deferred Federal........................................................        74,654          281,537          156,090
       Total..............................................................     1,153,000        1,298,000          738,000
NET INCOME................................................................   $ 3,250,658      $ 3,126,859      $ 2,313,014
EARNINGS PER COMMON SHARE.................................................   $      1.16      $      1.10      $       .81
AVERAGE NUMBER OF COMMON SHARES OUTSTANDING...............................     2,804,632        2,833,778        2,855,744

See notes to consolidated financial statements.


                                  (LOGO)
12

                    INVESTORS TITLE COMPANY AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              for the Years Ended December 31, 1995, 1994 and 1993

                                                                                               NET
                                                                                           UNREALIZED
                                                                                              GAIN             TOTAL
                                                    COMMON STOCK            RETAINED        (LOSS) ON      STOCKHOLDERS'
                                               SHARES         AMOUNT        EARNINGS       INVESTMENTS        EQUITY
BALANCE,
  DECEMBER 31, 1992........................   2,855,744     $1,650,350     $12,097,237      $ 166,824       $13,914,411
  Net income...............................                                  2,313,014                        2,313,014
  Dividends ($.055 per share)..............                                   (157,093)                        (157,093)
  Net unrealized gain on investments (net
     of deferred taxes)....................                                                   133,295           133,295
BALANCE,
  DECEMBER 31, 1993........................   2,855,744      1,650,350      14,253,158        300,119        16,203,627
  Net income...............................                                  3,126,859                        3,126,859
  Dividends ($.08 per share)...............                                   (228,460)                        (228,460)
  Purchase of 43,682 shares of
     common stock..........................     (43,682)      (387,032)                                        (387,032)
  Net unrealized loss on investments (net
     of deferred taxes)....................                                                  (160,982)         (160,982)
BALANCE,
  DECEMBER 31, 1994........................   2,812,062      1,263,318      17,151,557        139,137        18,554,012
  Net income...............................                                  3,250,658                        3,250,658
  Dividends ($.08 per share)...............                                   (228,460)                        (228,460)
  Purchase of 21,429 shares of
     common stock..........................     (21,429)      (224,904)                                        (224,904)
  Net unrealized gain on investments (net
     of deferred taxes)....................                                                   858,508           858,508
BALANCE,
  DECEMBER 31, 1995........................   2,790,633     $1,038,414     $20,173,755      $ 997,645       $22,209,814

See notes to consolidated financial statements.


                           (LOGO)
                                                                              13

                    INVESTORS TITLE COMPANY AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              for the Years Ended December 31, 1995, 1994 and 1993

                                                                               1995              1994              1993
OPERATING ACTIVITIES:
Net income...............................................................   $ 3,250,658       $ 3,126,859       $ 2,313,014
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation........................................................       307,649           315,436           160,126
     Amortization, net of accretion......................................        50,369            45,990            70,025
     Provision for losses on premiums receivable.........................                                            20,000
     (Gain) loss on disposals of property................................        11,028             7,998            (8,057)
     (Gain) loss on sales of investments.................................       (45,242)          (41,029)           12,917
     Provision for deferred income taxes.................................        74,654           281,537           156,090
     Provision for possible claims.......................................     1,429,660         1,446,068         2,264,411
     Payments of claims, net of recoveries...............................    (1,229,445)       (1,153,218)       (1,862,132)
  Changes in assets and liabilities:
     (Increase) decrease in receivables..................................      (495,063)          664,167          (506,625)
     (Increase) decrease in prepaid expenses and other assets............        (7,301)          110,462           (62,267)
     (Increase) decrease in property acquired in settlement of claims....       (79,900)          (80,500)          108,367
     Increase (decrease) in accounts payable and accrued liabilities.....        (2,036)          (90,534)          236,395
     Increase (decrease) in commissions and reinsurance payables.........       (14,247)          (71,828)           41,409
     Increase (decrease) in premium taxes payable........................         7,074           (28,006)          (34,568)
     Net cash provided by operating activities...........................     3,257,858         4,533,402         2,909,105
INVESTING ACTIVITIES:
  Purchases of securities................................................    (4,834,434)       (3,436,649)       (2,833,068)
  Proceeds from sales of securities......................................     2,748,512         1,741,034         2,506,804
  Purchases of property..................................................      (315,763)         (340,412)         (780,653)
  Proceeds from sales of property........................................        34,128             6,402            25,170
     Net cash used in investing activities...............................    (2,367,557)       (2,029,625)       (1,081,747)
FINANCING ACTIVITIES:
  Repayment of notes payable.............................................      (500,000)       (1,000,000)       (1,500,000)
  Repurchase of common stock.............................................      (224,904)         (387,032)
  Dividends paid.........................................................      (228,460)         (228,460)         (157,093)
     Net cash used in financing activities...............................      (953,364)       (1,615,492)       (1,657,093)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.....................       (63,063)          888,285           170,265
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR.............................     2,590,071         1,701,786         1,531,521
CASH AND CASH EQUIVALENTS, END OF YEAR...................................   $ 2,527,008       $ 2,590,071       $ 1,701,786
SUPPLEMENTAL DISCLOSURES:
  CASH PAID DURING THE YEAR FOR:
     Interest............................................................   $    14,962       $    54,854       $   121,250
     Income taxes........................................................   $   897,000       $ 1,051,900       $   796,661
Net unrealized gain (loss) on investments in securities (which is included in stockholders' equity, net of deferred income taxes) was $1,299,762, ($242,712), and $201,965 in 1995, 1994 and 1993, respectively. Deferred income taxes (benefit) on the net unrealized gain and loss was $441,254, ($81,730), and $68,670 in 1995, 1994 and 1993, respectively.

See notes to consolidated financial statements.


                                   (LOGO)

                    INVESTORS TITLE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Description of Business - Investors Title Company (the "Company"), through its wholly owned subsidiaries, Investors Title Insurance Company ("ITIC") and Northeast Investors Title Insurance Company ("NE-ITIC"), is licensed to insure titles to residential, institutional, commercial, and industrial properties. The Company issues title insurance policies through approved attorneys from underwriting offices in North Carolina, South Carolina, and Georgia, and through independent issuing agents in Florida, Georgia, Illinois, Indiana, Kentucky, Maryland, Nebraska, New York, Pennsylvania, South Carolina, Tennessee, and Virginia. The majority of the Company's business is concentrated in North Carolina, South Carolina, and Virginia. Investors Title Exchange Corporation ("ITEC"), a wholly owned subsidiary, began operations in March 1988 and acts as an intermediary in tax-free exchanges of property held for productive use in a trade or business or for investments. ITEC's income is derived from fees for handling exchange transactions. South Carolina Document Preparation Company ("SCDP"), a wholly owned subsidiary, was engaged in the business of document preparation. SCDP was closed in June 1995.
    Principles of Consolidation and Basis of Presentation - The accompanying consolidated financial statements include the accounts of the Company and all its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.
    Significant Accounting Policies - The significant accounting policies of the Company are summarized below:
CASH AND CASH EQUIVALENTS
    For the purpose of presentation in the Company's statements of cash flows, cash equivalents are highly liquid investments with original maturities of three months or less.
INVESTMENTS IN SECURITIES
    Securities for which the Company has the intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost, adjusted for amortization of premiums or discounts and other-than-temporary declines in fair value. Securities held principally for resale in the near term are classified as trading securities and recorded at fair values. Realized and unrealized gains and losses on trading securities are included in other income. Securities not classified as either trading or held-to-maturity are classified as available-for-sale and reported at fair value, adjusted for other-than-temporary declines in fair value, with unrealized gains and losses excluded from income and reported as a separate component of stockholders' equity. Fair values of all investments are based on quoted market prices. Realized gains and losses are determined on the specific identification method. PROPERTY ACQUIRED IN SETTLEMENT OF CLAIMS
    Property acquired in settlement of claims is carried at estimated realizable value. Adjustments to reported estimated realizable values and realized gains or losses on dispositions are recorded as increases or decreases in claim costs. PROPERTY AND EQUIPMENT
    Property and equipment is recorded at cost and is depreciated principally under the straight-line method over the estimated useful lives (3 to 25 years) of the respective assets.
RESERVE FOR POSSIBLE CLAIMS
    The reserve for possible claims and the annual provision for possible claims are established based on: (1) estimated amounts required to settle claims for which notice has been received (reported) and (2) the amount estimated to be required to satisfy incurred claims of policyholders which may be reported in the future. Claims and losses paid are charged to the reserve for possible claims (see Note 5.).
    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
DEFERRED INCOME TAXES
    The Company provides for deferred income taxes (benefits) on temporary differences between the financial statements' carrying values and the tax bases of assets and liabilities.
PREMIUMS WRITTEN AND COMMISSIONS TO AGENTS
    Premiums are recorded and policies or commitments are issued upon receipt of final certificates or preliminary reports with respect to titles from approved attorneys who have examined such titles. Title insurance commissions earned by the Company's agents are recognized as expense concurrently with premium recognition.
EARNINGS PER COMMON SHARE
    Earnings per common share is computed based on the weighted average number of common shares outstanding. The effect of stock options is not material to the computation of earnings per share.
ESCROWS AND TRUST DEPOSITS
    As a service to its customers, the Company administers escrow and trust deposits representing undisbursed amounts received for settlements of mortgage loans and indemnities against specific title risks. These funds are not considered assets of the Company and, therefore, are excluded from the accompanying consolidated balance sheets.
    In administering exchanges, ITEC holds properties to be exchanged and cash received for such exchanges which are not considered assets and liabilities of the Company and, therefore, are excluded from the accompanying consolidated balance sheets. Cash held by ITEC for the purchase of exchange properties was approximately $12,267,000 and $6,554,000 as of December 31, 1995 and 1994,
respectively.

                                 (LOGO)
                                                                              15

NEW ACCOUNTING STANDARDS
    In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 is effective for transactions entered into in fiscal years that begin after December 15, 1995. This statement adopts a "fair value based method" of accounting for employee stock option plans or similar stock-based compensation plans. Under the fair value based method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service or vesting period. The statement does allow entities to continue to measure compensation using the "intrinsic value based method" of Accounting Principles Board Opinion ("APB") No. 25 provided that pro forma disclosures of net income and earnings per share are made as if the fair value based method of accounting had been applied. The Company has determined it will continue to follow APB No. 25 and disclose the pro forma effect of the fair value based method on net income and earnings per share. EFFECTS OF INFLATION
    The effect of inflation on the Company has not been material in recent years.
RECLASSIFICATION
    Certain 1994 and 1993 amounts have been reclassified to conform with 1995 classifications.
2. STATUTORY RESTRICTIONS ON CONSOLIDATED STOCKHOLDERS' EQUITY AND INVESTMENTS The Company has designated approximately $9,476,000 and $8,490,000 of retained earnings as of December 31, 1995 and 1994, respectively, as appropriated to reflect the required statutory reserve for unearned premiums. See Note 8 for the tax treatment of the statutory unearned premium reserve.
    As of December 31, 1995 and 1994, approximately $18,473,000 and $16,095,000, respectively, of the consolidated stockholders' equity represents net assets of the Company's subsidiaries that cannot be transferred in the form of dividends, loans or advances to the parent company under statutory regulations without prior insurance department approval.
    Bonds and certificates of deposit totaling approximately $2,495,000 and $2,430,000 at December 31, 1995 and 1994, respectively, are deposited with the insurance departments of the states in which business is conducted. These investments are restricted as to withdrawal as required by law.
3. INVESTMENTS IN SECURITIES
    The aggregate fair value, gross unrealized holding gains, gross unrealized holding losses, and amortized cost for securities by major security type at December 31, 1995 and 1994 are as follows:

                                                                                      GROSS              GROSS
                                                                 AMORTIZED          UNREALIZED         UNREALIZED
                                                                   COST               GAINS              LOSSES
DECEMBER 31, 1995:
Fixed maturities -
  Held-to-maturity, at amortized cost:
    Certificates of deposit.............................        $   399,203
    Obligations of states and political subdivisions....          4,748,276         $ 225,545           $    560
  Total.................................................        $ 5,147,479         $ 225,545           $    560
Fixed maturities -
  Available-for-sale, at fair value:
    Obligations of states and political subdivisions....        $ 8,125,216         $ 378,218           $ 23,834
    Corporate debt securities...........................          1,631,447            68,053
    Debt securities issued by foreign governments.......            145,109             2,299             15,771
  Total.................................................        $ 9,901,772         $ 448,570           $ 39,605
Equity securities, at fair value -
  Common stocks and nonredeemable preferred
    stocks..............................................        $ 3,181,613         $1,184,673          $ 81,863
DECEMBER 31, 1994:
Fixed maturities -
  Held-to-maturity, at amortized cost:
    Certificates of deposit.............................        $   539,203
    Obligations of states and political subdivisions....         10,283,644         $ 228,571           $319,501
  Total.................................................        $10,822,847         $ 228,571           $319,501
Fixed maturities -
  Available-for-sale, at fair value:
    U.S. Treasury securities and obligations of U.S.
      Government corporations and agencies..............        $   131,747                             $  2,147
    Obligations of states and political subdivisions....            102,000
    Corporate debt securities...........................          2,572,799         $     571            140,471
    Debt securities issued by foreign governments.......            197,041                               21,727
  Total.................................................        $ 3,003,587         $     571           $164,345
Equity securities, at fair value -
  Common stocks and nonredeemable preferred
    stocks..............................................        $ 2,323,635         $ 471,816           $ 96,029
                                                             FAIR
                                                             VALUE
DECEMBER 31, 1995:
Fixed maturities -
  Held-to-maturity, at amortized cost:
    Certificates of deposit.............................  $   399,203
    Obligations of states and political subdivisions....    4,973,261
  Total.................................................  $ 5,372,464
Fixed maturities -
  Available-for-sale, at fair value:
    Obligations of states and political subdivisions....  $ 8,479,600
    Corporate debt securities...........................    1,699,500
    Debt securities issued by foreign governments.......      131,637
  Total.................................................  $10,310,737
Equity securities, at fair value -
  Common stocks and nonredeemable preferred
    stocks..............................................  $ 4,284,423
DECEMBER 31, 1994:
Fixed maturities -
  Held-to-maturity, at amortized cost:
    Certificates of deposit.............................  $   539,203
    Obligations of states and political subdivisions....   10,192,714
  Total.................................................  $10,731,917
Fixed maturities -
  Available-for-sale, at fair value:
    U.S. Treasury securities and obligations of U.S.
      Government corporations and agencies..............  $   129,600
    Obligations of states and political subdivisions....      102,000
    Corporate debt securities...........................    2,432,899
    Debt securities issued by foreign governments.......      175,314
  Total.................................................  $ 2,839,813
Equity securities, at fair value -
  Common stocks and nonredeemable preferred
    stocks..............................................  $ 2,699,422

                                (LOGO)

    The scheduled maturities of fixed maturities at December 31, 1995 were as follows:

                                                                   AVAILABLE-FOR-SALE                    HELD-TO-MATURITY
                                                              AMORTIZED            FAIR            AMORTIZED            FAIR
                                                                 COST              VALUE              COST             VALUE
Due in one year or less................................                                            $1,144,560        $1,160,679
Due after one year through five years..................       $2,931,488        $ 3,005,637        1,390,077          1,466,523
Due after five years through ten years.................       2,250,472           2,382,900          640,035            685,900
Due after ten years....................................       4,719,812           4,922,200        1,972,807          2,059,362
    Total..............................................       $9,901,772        $10,310,737        $5,147,479        $5,372,464

    Earnings on investments and net realized gains (losses) for the three years ended December 31 follow:

                                                                                     1995              1994             1993
Fixed maturities...........................................................       $  853,705        $  823,493        $760,238
Equity securities..........................................................          142,899           121,956          96,640
Invested cash and other short-term investments.............................          138,768            97,351          96,154
Miscellaneous interest.....................................................          106,483            65,247          13,907
Net realized gains (losses)................................................           45,242            41,029         (12,917)
Investment income..........................................................       $1,287,097        $1,149,076        $954,022

    Gross realized gains and losses on sales of available-for-sale securities were:

                                                                                     1995               1994            1993
Gross realized gains:
  U.S. Treasury securities and obligations of
    U.S. Government corporations and agencies.............................          $ 3,937                           $  1,722
  Redeemable preferred stocks.............................................                            $    475
  Obligations of states and political subdivisions........................              727              2,000           4,760
  Common stocks and nonredeemable preferred stocks........................           67,590             78,210           5,056
    Total.................................................................           72,254             80,685          11,538
Gross realized losses:
  Obligations of states and political subdivisions........................             (500)
  Debt securities issued by foreign governments...........................             (800)
  Common stocks and nonredeemable preferred stocks........................          (25,712)           (39,656)        (24,455)
    Total.................................................................          (27,012)           (39,656)        (24,455)
  Net realized gain (loss)................................................          $45,242           $ 41,029        $(12,917)

    Concurrent with the adoption of the implementation guidance in Financial Accounting Standards Board Special Report "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities," the Company reassessed the appropriateness of the classifications of all securities held at that time and transferred held-to-maturity investments with amortized cost of $8,433,685 and fair value of $8,800,000 to available-for-sale effective December 31, 1995. The unrealized gain of $241,768, net of deferred taxes of $124,547, has been included in stockholders' equity.
4. REINSURANCE
    The Company assumes and cedes reinsurance with other insurance companies in the normal course of business. Premiums assumed and ceded were approximately $30,000 and $79,000, respectively for 1995, $68,000 and $51,000, respectively for 1994, and $64,000 and $47,000, respectively for 1993. Ceded reinsurance is comprised of excess of loss treaties, which protects against losses over certain amounts. In the event that the assuming insurance companies are unable to meet their obligations under these contracts, the Company is contingently liable.
5. RESERVE FOR POSSIBLE CLAIMS
    Changes in the reserve for possible claims for the years ended December 31 are summarized as follows:

                                                          1995                 1994                  1993
Balance, beginning of year...................          $3,635,850           $ 3,343,000           $ 2,940,721
Provision related to:
  Current year...............................           1,050,005             1,036,848               603,637
  Prior years................................             379,655               409,220             1,660,774
Total provision charged to operations........           1,429,660             1,446,068             2,264,411
Claims paid, net of recoveries, related to:
  Current year...............................             (81,148)              (95,503)              (22,449)
  Prior years................................          (1,148,297)           (1,057,715)           (1,839,683)
Total claims paid, net of recoveries.........          (1,229,445)           (1,153,218)           (1,862,132)
Balance, end of year.........................          $3,836,065           $ 3,635,850           $ 3,343,000

    In management's opinion, the reserve is adequate to cover claim losses which might result from pending and possible claims.

                               (LOGO)
                                                                              17

6. COMMON STOCK AND STOCK OPTIONS
    The Company has adopted Employee Stock Option Purchase Plans (the "Plans") under which options to purchase shares (not to exceed 193,300 shares) of the Company's stock may be granted to key employees of the Company at a price not less than the market value on the date of grant. In November 1989, 28,125 shares were granted at $6.50 per share. In 1990, 100 shares were forfeited. In 1994, 9,785 of the shares were exercised, and the options on the remaining 18,240 shares expired November 12, 1994. In 1991, 5,000 shares were granted at $5.50 per share. In 1993, 10,000, 15,000 and 1,000 shares were granted at $4.25, $7.50 and $8.25 per share, respectively. During 1993, 200 of the shares with an $8.25 option price were exercised and in 1995, 800 of the shares with an option price of $8.25 expired. In 1994, 1,000 and 67,600 shares were granted at $7.50 and $8.50 per share, respectively. During 1995, 40 of the shares with an option price of $8.50 were exercised and 5,200 of the shares with an option price of $8.50 expired.
    In 1995, 5,000, 1,000, 6,000, 2,400 and 2,500 shares were granted at $6.75,
$8.25, $9.00, $6.25 and $9.75 per share, respectively. In 1995, 2,400 of the options with an exercise price of $6.25 expired. All options are exercisable at 20% per year beginning on the date of grant or within one year from the date of grant. As of December 31, 1995, a total of 107,860 shares were outstanding.
7. NOTE PAYABLE
    Note payable was payable on demand and accrued interest at prime (8.5% at December 31, 1994). The Company has lines of credit totaling $5,000,000 with a commercial bank all of which was available at December 31, 1995.
8. INCOME TAXES
    At December 31, 1995 and 1994, the approximate effect on each component of deferred income taxes and liabilities is summarized as follows:

                                                                            1995             1994
Deferred income tax assets:
  Accrued vacation................................................       $   99,014        $114,490
  Reinsurance payable.............................................           15,584           6,185
  Bad debt reserve................................................           40,800          40,800
  Net state operating loss carryforward...........................          317,618         318,586
    Total.........................................................          473,016         480,061
  Less valuation allowance........................................          317,618         318,586
    Total.........................................................          155,398         161,475
Deferred income tax liabilities:
  Statutory unearned premiums reserve net of recorded
    reserve for possible claims...................................          512,264         455,675
  Unrealized net gain on investments..............................          514,130          72,876
  Excess of tax over book depreciation............................          103,614          90,891
  Discount accretion on tax-exempt obligations....................           12,023          12,758
    Total.........................................................        1,142,031         632,200
Net deferred income tax liabilities...............................       $  986,633        $470,725

    A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized.
    A reconciliation of income tax as computed for the years ended December 31 at the U.S. Federal Statutory income tax rate (34%) to income tax expense follows:

                                                                           1995              1994              1993
Anticipated income tax expense...................................       $1,497,244        $1,504,452        $1,037,345
Increase (reduction) related to:
  State income taxes, net of the federal income tax benefit......           10,560             5,280             3,960
  Tax exempt interest income (net of amortization)...............         (227,206)         (210,788)         (190,690)
  Dividends received (nontaxable portion)........................          (28,426)          (24,288)          (21,285)
  Refund of taxes paid in prior years............................         (119,994)
  Other, net.....................................................           20,822            23,344           (91,330)
Provision for income taxes.......................................       $1,153,000        $1,298,000        $  738,000

    For state income tax purposes, ITIC and NE-ITIC must pay only a gross premium tax.
    At December 31, 1995 and 1994, the Company has available state net operating loss carryforwards of approximately $4,100,000 that originated in 1992 and will expire in 1997.
9. LEASES
    Rent expense totaled $373,000, $335,000 and $299,000 in 1995, 1994 and 1993,
respectively.
    The future minimum lease payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1995 are summarized as follows:

Year Ending:
  1996                  $236,960
  1997                   182,177
  1998                    79,898
  1999                    18,887
  2000
    Total               $517,922

                                (LOGO)

10. EMPLOYEE BENEFIT PLAN
    After three years of service, employees are eligible to participate in a Simplified Employee Pension Plan. Contributions, which are made at the discretion of the Company, are based on the employee's salary, but in no case will such contribution exceed $22,500 per employee. All contributions are deposited in Individual Retirement Accounts for participants. Contributions under the plan were approximately $193,000, $177,000, and $174,000 for 1995, 1994 and 1993, respectively.
11. COMMITMENTS AND CONTINGENCIES
    The Company and its subsidiaries are involved in litigation on a number of claims which arise in the normal course of business, none of which, in the opinion of management, is expected to have a material adverse effect on the Company's consolidated financial position.
12. STATUTORY ACCOUNTING
    The consolidated financial statements have been prepared in conformity with generally accepted accounting principles which differ in some respects from statutory accounting practices prescribed or permitted in the preparation of financial statements for submission to insurance regulatory authorities.
    Stockholders' equity on a statutory basis was $15,237,402 and $11,631,302 as of December 31, 1995 and 1994, respectively. Net income on a statutory basis was $3,377,015, $2,406,575 and $1,747,908 for the twelve months ended December 31, 1995, 1994 and 1993, respectively.

                                  (LOGO)
                                                                              19