Form 10-K405, Exhibit 13
period 1996-12-31
INVESTORS TITLE CO
filed 1997-03-27
CIK 720858

                              FINANCIAL HIGHLIGHTS

FOR THE YEAR                                                 1996           1995           1994           1993         1992
Premiums written                                          $21,232,248    $15,932,823    $15,647,749    $14,347,323    $13,321,104
Revenues                                                   22,991,182     17,365,950     16,933,925     15,463,260     14,239,039
Investment income                                           1,352,932      1,140,636      1,046,712        954,440        845,479
Provision for possible claims                               2,939,741      1,429,660      1,446,068      2,264,411      2,534,582
Income before extraordinary
  charge and cumulative effect of
  a change in accounting principle                          3,843,537      3,250,658      3,126,859      2,313,014      1,511,859
Extraordinary charge related to
  settlement of lawsuit                                                                                                (2,706,565)
Cumulative effect of a change
  in method of accounting for
  income taxes                                                                                                            141,125
Net income (loss)                                           3,843,537      3,250,658      3,126,859      2,313,014     (1,053,581)

PER SHARE DATA
Income before extraordinary
  charge and cumulative
  effect of a change
  in accounting principle                                       $1.39          $1.16          $1.10           $.81           $.53
Extraordinary charge related
  to settlement of lawsuit                                                                                                   (.95)
Cumulative effect of a change
  in method of accounting for
  income taxes                                                                                                                .05
Net income (loss)                                                1.39           1.16           1.10            .81           (.37)
Cash dividends                                                  $.095           $.08           $.08          $.055           $.04
Average number of common
  shares outstanding                                        2,772,286      2,804,632      2,833,778      2,855,744      2,855,744

AT YEAR END
Assets                                                    $33,642,528    $28,224,276    $24,242,060    $22,589,386    $20,929,895
Liabilities                                                 2,568,286      2,178,397      2,052,198      3,042,759      4,074,763
Investments in securities                                  23,573,663     19,742,639     16,362,082     14,914,140     14,468,853
Stockholders' equity                                       25,988,177     22,209,814     18,554,012     16,203,627     13,914,411
Book value/share                                                 9.39           7.96           6.60           5.67           4.87

PERFORMANCE RATIOS
Net income (loss) to:
  Average stockholders' equity                                 15.95%         15.95%         18.00%         15.36%         (7.29%)
  Total revenues (profit margin)                               16.72%         18.72%         18.47%         14.96%         (7.40%)
Provision for possible claims to
  premiums written                                             13.85%          8.97%          9.24%         15.78%         19.03%

                                                                               1

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

                                         PRICES                 CASH DIVIDENDS
                                       (HIGH-LOW)                     DECLARED
1996
                                                                    2(cents) -
First Quarter                                 12 1/4 - 10               3/1/96
                                                                  2.5(cents) -
Second Quarter                               13  - 11 1/4               6/1/96
                                                                  2.5(cents) -
Third Quarter                                14  - 11 1/4               9/1/96
                                                                  2.5(cents) -
Fourth Quarter                            16 3/4 - 12 3/4             12/12/96


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

                        The following firms currently make a
                    market in Investors Title Company's
                    common stock: Davenport & Co. of
                    Virginia, Inc.; Ferris, Baker Watts,
                    Inc.; Herzog, Heine, Geduld, Inc.;
                    Interstate/Johnson Lane; and Scott &
                    Stringfellow, Inc.
4

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

    The following discussion should be read in conjunction with the consolidated financial statements and the related footnotes on pages 12-21 of this report. OVERVIEW
    The Company's primary business activity is the issuance of title insurance. Factors which influence the land title business include mortgage interest rates, availability of mortgage funds, level of real estate activity, cost of real estate, consumer confidence, supply and demand of real estate, inflation and general economic conditions.
    During the past three years, the Company's operating results improved significantly. These improvements are attributable to the Company's efforts to increase market share and to improve the efficiency of operations along with a strong real estate market. Monthly average 30-year fixed rate mortgages were 7.81% in 1996, 7.96% in 1995 and 8.36% in 1994. Housing starts were 1.48 million in 1996, 1.35 million in 1995, and 1.46 million in 1994. New and existing home sales were 4.84 million in 1996, 4.47 million in 1995, and 4.61 million in 1994.
    Beginning in 1994, the Federal Reserve Board began increasing short-term interest rates and thereafter tightened several additional times. This tightening significantly impacted mortgage rates and resulted in a decline in refinancing activity and residential home sales. Although real estate activity was fairly brisk at the beginning of the year, the pace of transactions declined steadily as mortgage rates rose.
    During 1995, fixed mortgage interest rates began to drop, declining to 7.2% by year-end for 30-year fixed rate mortgages. These lower rates contributed to an improved real estate market. The Company's operating results began to be positively impacted by a general increase in real estate activity in the second quarter of 1995. The improved real estate environment along with increases in market share combined to provide record quarterly earnings in the third and fourth quarters of 1995.
    During 1996, interest rates rose more than one percentage point through September, then began to decline, falling to 7.6% by year-end for 30-year fixed rate mortgages. Despite the increase in rates, the pace of real estate transactions increased. The strength in the real estate market since the latter part of 1995 and expansion into new operating territories contributed to record operating results in the second, third and fourth quarters of 1996.
    Management believes that the current low level of interest bodes well for activity in the real estate market. However, future trends in interest rates are extremely difficult to predict because of the variety of potential influences including U.S. monetary policy and inflationary pressures. The Company strives to offset the cyclical nature of the real estate market by increasing its market share. These efforts include developing new agent relationships and increasing the number of underwriting offices as well as improving market penetration with existing offices and agents.
CREDIT RATING
    Investors Title Insurance Company's financial strength was recognized with a rating of "A Double Prime" (unsurpassed financial stability) by a Fannie Mae approved actuarial firm. Northeast Investors Title Insurance Company received a rating of "A" (exceptional financial stability) from the same firm.
RESULTS OF OPERATIONS
OPERATING REVENUES
    Total premiums written increased 33.3% in 1996 compared to 1995. Premiums written in 1995 increased 1.8% compared to 1994. Growth in sales has resulted from a combination of continued marketing efforts and a strong real estate market, despite a slight rise in mortgage interest rates since December 1995. The volume of business continued to increase in 1996 as the number of policies and commitments issued rose to 142,009, an increase of 29.1% compared to 110,036 in 1995.
    In addition to the improved real estate market and increases in the number of branch offices and issuing agents, management believes that other factors contributing to sales growth were (1) improved service provided through additions to the Company's legal department to provide technical support to branch offices, agents and customers, (2) establishment of a commercial department to provide services in connection with commercial transactions, and
(3) establishments of employee incentives given as a motivating tool to achieve revenue targets.
    Shown below is a schedule of title premiums written for 1996, 1995 and 1994 in all states where our two insurance subsidiaries, Investors Title Insurance Company and Northeast Investors Title Insurance Company, currently underwrite insurance:

                         1996          1995          1994
Florida               $    73,529   $   128,124   $    82,146
Georgia                   192,731        31,812            --
Illinois                       --            --         5,964
Indiana                    91,417        47,342        77,795
Kentucky                      239            --         1,720
Maryland                   69,346         6,499            --
Michigan                  458,198            --            --
Nebraska                  531,688       323,290        86,913
New York                  535,952       385,258       494,697
North Carolina         12,492,684    10,254,900    10,375,988
Pennsylvania                2,321        25,276         1,433
South Carolina          2,906,361     1,974,607     2,467,470
Tennessee                 109,679        37,992       267,225
Virginia                3,723,544     2,687,906     1,718,166
  Direct Premiums      21,187,689    15,903,006    15,579,517
Reinsurance Assumed        44,559        29,817        68,232
Total Premiums
Written               $21,232,248   $15,932,823   $15,647,749

    Shown below is a breakdown of branch and agency premiums:

              1996        %       1995        %       1994        %
Branch     $12,670,101   59.8  $10,453,167   65.7  $10,551,332   67.7
Agency       8,517,588   40.2    5,449,839   34.3    5,028,185   32.3
Total      $21,187,689  100.0  $15,903,006  100.0  $15,579,517  100.0

    Premiums written from branch operations increased 21.2% in 1996 compared to 1995 and decreased 1% in 1995 compared to 1994.
    Agency premiums increased 56.3% in 1996 compared to 1995 and increased 8.4% in 1995 compared to 1994. In certain geographic areas, the primary distribution of our product is through an agency network. Our ability to increase this network with reputable and qualified agents directly affects our ability to grow our market share.
SEASONALITY
    Title insurance premiums are closely related to the level of real estate activity and the average price of real estate sales. The availability of funds to finance purchases directly affects real estate sales. Other factors include consumer confidence, economic conditions, supply and demand, mortgage interest rates and family income levels. Generally the first quarter has the least real estate activity, while the remaining quarters are more active. Fluctuations in mortgage interest rates can cause shifts in real estate activity outside the normal seasonal pattern.
INVESTMENT INCOME
    Investments are an integral part of the Company's business.
In formulating its investment strategy, the Company has
emphasized after-tax income on its investments. Investments in marketable securities have increased from funds retained in the Company. The investments are primarily in debt securities, and to a lesser extent, equity securities. The maturity schedule of investments has primarily remained within 15 years.
    In 1997, the Company intends to seek growth in investment income by increasing the average size of the investment portfolio. As new funds become available, they will be invested in accordance with the Company's strategy of emphasizing after-tax return, which may include a combination of taxable fixed income securities, tax exempt securities and equities. The Company strives to maintain a high quality investment portfolio.
    Investment income increased 18.6% in 1996 compared
to 1995 and increased 9% in 1995 compared to 1994. These
increases were primarily attributable to an increase in the average investment portfolio balance.
EXPENSES
    Profit margins were 16.72% in 1996, 18.72% in 1995, and 18.47% in 1994.
These profit margins were largely the result of steps taken to refine operating procedures to better support our branch offices and agents, tight monitoring of expenses, and higher operating leverage resulting from an increase in premiums written.
    In the fourth quarter of 1993, the Company began implementation of an automation system that computerized the underwriting process. Resulting benefits include a more streamlined and consistent underwriting process and greater efficiency per underwriter. Computer automation has favorably impacted our labor costs.
    Another step taken to streamline operations was the development of a training center for underwriters that standardizes our underwriting practices. As part of this effort, the Company developed a new underwriting manual to be used by both branch and agency underwriting personnel.
    In 1996, salaries as a percentage of our branch premiums written declined to 29.8% compared to 33.6% and 33.2% in 1995 and 1994, respectively. The number of branch offices increased from 25 in 1994 to 29 in 1996. Office occupancy and operations as a percentage of branch premiums improved over the three year period (17% in 1996, 17.5% in 1995, and 18% in 1994). Continued expense monitoring and increased automation have enabled the Company to improve margins.
    Commissions increased 57.5% in 1996 compared to 1995 and increased 11.8% in 1995 compared to 1994 due to increased business from agent sources. The overall commission rate has increased due to higher commission rates in certain new operating territories. Commission rates vary geographically and may be influenced by state regulators.
    In 1996, the provision for possible claims as a percentage of premiums written increased to 13.85% compared to 8.97% in 1995 and 9.24% in 1994. The increase in the 1996 claims provision is primarily due to increases in claims payments and the reserves for claims. Payments of claims, net of recoveries, were $1,689,741, $1,229,445 and $1,153,218 in 1996, 1995 and 1994, respectively.
    The Company has continued to strengthen its reserves for claims. At December 31, 1996, the total reserves for claims were $5,086,065. Of that total, $1,297,178 was reserved for specific claims and $3,788,887 was reserved for claims for which the Company had no notice. Management relies on actuarial techniques to estimate future claims by analyzing historical claim payment patterns. There are no known claims which are expected to have a material effect on the Company's financial position.
    Taxes consist primarily of personal and real property taxes and premium taxes. Premium taxes as a percentage of premiums written remained constant at 2% from 1994 to 1996.
INCOME TAXES
    Income tax expense as a percentage of income before income taxes was 29.1%, 26.2%, and 29.3% in 1996, 1995 and 1994, respectively. The decrease in the percentage in 1995 was primarily due to a refund of taxes paid in prior years totaling $119,994.
    The deferred income tax liability and net unrealized gain on investments increased primarily due to an appreciation in investment securities.
NET INCOME
    The Company reported an 18.2% increase in net income in 1996 compared to 1995 and a 4% increase in 1995 compared to 1994. These increases were primarily attributable to increased revenues and improved operating efficiencies resulting from expense control procedures.
LIQUIDITY AND CAPITAL RESOURCES
    Cash flows provided by operating activities were $5,397,301, $3,257,858 and $4,533,402 in 1996, 1995 and 1994, respectively. The increase in 1996 compared to 1995 is primarily attributable to the increase in net income and a number of other factors, including increases in the provision for
                                                                               9
possible claims (net of payments) and the provision for losses on premiums receivable, a smaller increase in receivables, a decrease in property acquired in settlement of claims, partially offset by a decrease in the provision for deferred income taxes and a larger gain on sales of investments in 1996.
    Net cash used in investing activities was $3,092,349 in 1996. Net cash used in financing activities was $587,390 in 1996.
    The insurance subsidiaries are restricted by state regulations in their ability to pay dividends and to make distributions. A significant source of the Company's funds are dividends received from the insurance company subsidiaries. In 1997, the amount of dividends that can be paid without prior approval from the insurance commissioner is approximately $1,624,000.
These funds should be adequate to cover the Company's operating needs.
    On December 9, 1996, the Board of Directors approved the repurchase by the Company of shares of the Company's common stock from time to time at prevailing market prices.
The purpose of the repurchases is to avoid dilution to existing shareholders as a result of issuances of stock in connection with stock options and stock bonuses. Pursuant to this approval, the Company has repurchased 7,218 shares at an average price of $15.03 per share in 1997 as of March 7, 1997. During 1996, the Company also repurchased an additional 40,936 shares at an average purchase price of $11.85 per share under another plan approved by the Board of Directors. The Board has authorized management to repurchase up to an additional 142,782 shares.
    Management believes that funds generated from operations (primarily underwriting and investment income) will enable the Company to adequately meet its operating needs and is unaware of any trend likely to result in adverse liquidity changes. In addition to operational liquidity, the Company maintains a high degree of liquidity within the investment portfolio in the form of short-term investments and other readily marketable securities.
    Except for the historical information presented, the matters disclosed in the foregoing discussion and analysis and other parts of this report include forward-looking statements. These statements represent the Company's current judgment on the future and are subject to risks and uncertainties that could cause actual results to differ materially. Such factors include, without limitation: (i) the demand for title insurance will vary with factors beyond the control of the Company such as changes in mortgage interest rates, availability of mortgage funds, level of real estate activity, cost of real estate, consumer confidence, supply and demand for real estate, inflation and general economic conditions; (ii) the risk that losses from claims are greater than anticipated such that reserves for possible claims are inadequate; (iii) the risk that unanticipated adverse changes in securities markets could result in material losses on investments made by the Company; and (iv) the dependence of the Company on key management personnel the loss of whom could have a material adverse affect on the Company's business. Other risks and uncertainties may be described from time to time in the Company's other reports and filings with the Securities and Exchange Commission.
                      SELECTED QUARTERLY OPERATING RESULTS

1996                                                      MARCH 31        JUNE 30        SEPTEMBER 30      DECEMBER 31
Premiums written                                         $4,452,889      $5,505,691       $5,604,538       $5,669,130
Investment income                                           294,791         314,286          329,113          414,742
Net income                                                  747,719         978,782        1,072,350        1,044,686
Net income per share                                            .27             .35              .39              .38
1995
Premiums written                                         $3,121,311      $3,773,439       $4,443,282       $4,594,791
Investment income                                           266,947         268,484          284,699          320,506
Net income                                                  607,174         756,406          913,731          973,347
Net income per share                                            .22             .27              .32              .35

10

                          INDEPENDENT AUDITORS' REPORT
                Investors Title Company and Subsidiaries:
                    We have audited the accompanying
                consolidated balance sheets of Investors Title Company and its subsidiaries as of December 31, 1996 and 1995, and the related statements of consolidated income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
                    We conducted our audits in accordance with
                generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
                    In our opinion, such consolidated financial
                statements present fairly, in all material respects, the financial position of the Company and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


                (Signature of Deloitte & Touche LLP)
                Raleigh, North Carolina
                January 29, 1997
                                                                              11

                    INVESTORS TITLE COMPANY AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                        as of December 31, 1996 and 1995

                                                                                                  1996             1995
ASSETS
CASH AND CASH EQUIVALENTS...................................................................   $ 4,244,570      $ 2,527,008
INVESTMENTS IN SECURITIES (NOTES 2, 3 AND 7):
  Fixed maturities:
     Held-to-maturity, at amortized cost (fair value: 1996: $5,422,644; 1995: $5,372,464)...     5,267,372        5,147,479
     Available-for-sale, at fair value (amortized cost: 1996: $12,518,544; 1995:
      $9,901,772)...........................................................................    12,832,724       10,310,737
  Equity securities, at fair value (cost: 1996: $3,484,927; 1995: $3,181,613)...............     5,473,567        4,284,423
     Total investments......................................................................    23,573,663       19,742,639
RECEIVABLES:
  Premiums (less allowance for doubtful accounts: 1996: $200,000; 1995: $120,000)
     (Note 7)...............................................................................     2,016,122        1,703,395
  Accrued interest and dividends............................................................       321,634          299,159
  Recoveries of claims previously paid......................................................        69,334          426,056
  Other.....................................................................................        35,663           34,159
     Total receivables......................................................................     2,442,753        2,462,769
PREPAID EXPENSES AND OTHER ASSETS...........................................................       451,972          378,191
PROPERTY ACQUIRED IN SETTLEMENT OF CLAIMS...................................................       165,500          250,500
PROPERTY-AT COST (NOTES 7 AND 8):
  Land......................................................................................       782,582          782,582
  Office buildings and improvements.........................................................     1,293,726        1,293,726
  Furniture, fixtures and equipment.........................................................     1,843,636        1,694,657
  Automobiles...............................................................................       169,423          151,374
     Total..................................................................................     4,089,367        3,922,339
  Less accumulated depreciation.............................................................     1,325,297        1,059,170
     Property, net..........................................................................     2,764,070        2,863,169
TOTAL ASSETS................................................................................   $33,642,528      $28,224,276

See notes to consolidated financial statements.
12

                    INVESTORS TITLE COMPANY AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                        as of December 31, 1996 and 1995

                                                                                                  1996             1995
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
  Accounts payable and accrued liabilities..................................................   $   997,759      $   997,823
  Commissions and reinsurance payables (Note 4).............................................        60,902           38,601
  Premium taxes payable.....................................................................       101,766           35,840
  Income taxes payable:
     Current................................................................................       175,143          119,500
     Deferred (Note 7):.....................................................................     1,232,716          986,633
     Total liabilities......................................................................     2,568,286        2,178,397
RESERVES FOR POSSIBLE CLAIMS (NOTES 5 AND 7)................................................     5,086,065        3,836,065
COMMITMENTS AND CONTINGENCIES
  (NOTES 4, 8 AND 10)
STOCKHOLDERS' EQUITY (NOTES 2, 3, 6, 7 AND 11):
  Common stock-no par value (shares authorized 6,000,000; 2,855,744 and 2,855,744 shares
     issued; and 2,767,830 and 2,790,633 shares outstanding 1996 and 1995, respectively)....       722,321        1,038,414
  Retained earnings.........................................................................    23,745,995       20,173,755
  Net unrealized gain on investments
     (net of deferred taxes: 1996: $782,959; 1995: $514,130)................................     1,519,861          997,645
     Total stockholders' equity.............................................................    25,988,177       22,209,814
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..................................................   $33,642,528      $28,224,276

See notes to consolidated financial statements.
                                                                              13

                    INVESTORS TITLE COMPANY AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
              for the Years Ended December 31, 1996, 1995 and 1994

                                                                                1996             1995             1994
REVENUES:
  Underwriting income:
     Premiums written (Note 4)............................................   $21,232,248      $15,932,823      $15,647,749
     Less-premiums for reinsurance ceded (Note 4).........................       121,093           78,683           51,106
       Underwriting income................................................    21,111,155       15,854,140       15,596,643
  Investment income-interest and dividends (Note 3).......................     1,352,932        1,140,636        1,046,712
  Gain on sales of investments, net (Note 3)..............................       178,238           45,242           41,029
  Other...................................................................       348,857          325,932          249,541
       Total..............................................................    22,991,182       17,365,950       16,933,925
OPERATING EXPENSES:
  Salaries................................................................     3,773,550        3,515,480        3,498,794
  Commissions to agents...................................................     5,780,048        3,669,995        3,283,210
  Provision for possible claims (Note 5)..................................     2,939,741        1,429,660        1,446,068
  Employee benefits and payroll taxes (Notes 6 and 9).....................     1,224,659        1,107,465        1,099,148
  Office occupancy and operations (Note 8)................................     2,159,175        1,831,074        1,901,827
  Business development....................................................       665,705          573,874          541,953
  Taxes, other than payroll and income....................................       150,617          142,811          112,574
  Premium taxes (Note 7)..................................................       420,963          328,791          318,153
  Professional fees.......................................................       160,929          212,279          152,605
  Other...................................................................       294,258          150,863          154,734
       Total..............................................................    17,569,645       12,962,292       12,509,066
INCOME BEFORE INCOME TAXES................................................     5,421,537        4,403,658        4,424,859
PROVISION FOR INCOME TAXES (NOTE 7):
  Current:
     Federal..............................................................     1,586,940        1,062,346        1,008,463
     State................................................................        14,000           16,000            8,000
       Total..............................................................     1,600,940        1,078,346        1,016,463
  Deferred Federal........................................................       (22,940)          74,654          281,537
       Total..............................................................     1,578,000        1,153,000        1,298,000
NET INCOME................................................................   $ 3,843,537      $ 3,250,658      $ 3,126,859
EARNINGS PER COMMON SHARE.................................................   $      1.39      $      1.16      $      1.10
AVERAGE NUMBER OF COMMON SHARES OUTSTANDING...............................     2,772,286        2,804,632        2,833,778

See notes to consolidated financial statements.
14

                    INVESTORS TITLE COMPANY AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              for the Years Ended December 31, 1996, 1995 and 1994

                                                                                               NET
                                                                                           UNREALIZED
                                                                                              GAIN             TOTAL
                                                    COMMON STOCK            RETAINED        (LOSS) ON      STOCKHOLDERS'
                                               SHARES         AMOUNT        EARNINGS       INVESTMENTS        EQUITY
BALANCE,
  JANUARY 1, 1994..........................   2,855,744     $1,650,350     $14,253,158     $  300,119       $16,203,627
  Net income...............................                                  3,126,859                        3,126,859
  Dividends ($.08 per share)...............                                   (228,460)                        (228,460)
  Purchase of 43,682 shares of
     common stock (net)....................     (43,682)      (387,032)                                        (387,032)
  Net unrealized loss on investments (net
     of deferred taxes of ($81,730)).......                                                  (160,982)        (160,982)
BALANCE,
  DECEMBER 31, 1994........................   2,812,062      1,263,318      17,151,557        139,137        18,554,012
  Net income...............................                                  3,250,658                        3,250,658
  Dividends ($.08 per share)...............                                   (228,460)                        (228,460)
  Purchase of 21,429 shares of
     common stock (net)....................     (21,429)      (224,904)                                        (224,904)
  Net unrealized gain on investments (net
     of deferred taxes of $441,254)........                                                   858,508           858,508
BALANCE,
  DECEMBER 31, 1995........................   2,790,633      1,038,414      20,173,755        997,645        22,209,814
  Net income...............................                                  3,843,537                        3,843,537
  Dividends ($.095 per share)..............                                   (271,297)                        (271,297)
  Purchase of 22,803 shares of common stock
     (net).................................     (22,803)      (316,093)                                        (316,093)
  Net unrealized gain on investments (net
     of deferred taxes of $268,829)........                                                   522,216           522,216
BALANCE,
  DECEMBER 31, 1996........................   2,767,830     $  722,321     $23,745,995     $1,519,861       $25,988,177

See notes to consolidated financial statements.
                                                                              15

                    INVESTORS TITLE COMPANY AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              for the Years Ended December 31, 1996, 1995 and 1994

                                                                               1996              1995              1994
OPERATING ACTIVITIES:
Net income...............................................................   $ 3,843,537       $ 3,250,658       $ 3,126,859
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation........................................................       328,682           307,649           315,436
     Amortization, net of accretion......................................        11,114            50,369            45,990
     Provision for losses on premiums receivable.........................        80,000                --                --
     (Gain) loss on disposals of property................................        (9,895)           11,028             7,998
     Gain on sales of investments........................................      (178,238)          (45,242)          (41,029)
     Provision (benefit) for deferred income taxes.......................       (22,940)           74,654           281,537
     Provision for possible claims.......................................     2,939,741         1,429,660         1,446,068
     Payments of claims, net of recoveries...............................    (1,689,741)       (1,229,445)       (1,153,218)
  Changes in assets and liabilities:
     (Increase) decrease in receivables..................................       (59,984)         (495,063)          664,167
     (Increase) decrease in prepaid expenses and other assets............       (73,781)           (7,301)          110,462
     (Increase) decrease in property acquired in settlement of claims....        85,000           (79,900)          (80,500)
     Decrease in accounts payable and accrued liabilities................           (64)           (2,036)          (90,534)
     Increase (decrease) in commissions and reinsurance payables.........        22,301           (14,247)          (71,828)
     Increase (decrease) in premium taxes payable........................        65,926             7,074           (28,006)
     Increase in income taxes payable....................................        55,643                --                --
     Net cash provided by operating activities...........................     5,397,301         3,257,858         4,533,402
INVESTING ACTIVITIES:
  Purchases of available-for-sale securities.............................    (4,370,919)       (4,419,434)         (862,994)
  Purchases of held-to-maturity securities...............................      (997,220)         (415,000)       (2,573,655)
  Proceeds from sales of available-for-sale securities...................     1,437,173         1,688,312           413,631
  Proceeds from sales of held-to-maturity securities.....................     1,118,305         1,060,200         1,327,403
  Purchases of property..................................................      (303,417)         (315,763)         (340,412)
  Proceeds from sales of property........................................        23,729            34,128             6,402
     Net cash used in investing activities...............................    (3,092,349)       (2,367,557)       (2,029,625)
FINANCING ACTIVITIES:
  Repayment of notes payable.............................................            --          (500,000)       (1,000,000)
  Repurchase of common stock.............................................      (316,093)         (224,904)         (387,032)
  Dividends paid.........................................................      (271,297)         (228,460)         (228,460)
     Net cash used in financing activities...............................      (587,390)         (953,364)       (1,615,492)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.....................     1,717,562           (63,063)          888,285
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR.............................     2,527,008         2,590,071         1,701,786
CASH AND CASH EQUIVALENTS, END OF YEAR...................................   $ 4,244,570       $ 2,527,008       $ 2,590,071
SUPPLEMENTAL DISCLOSURES:
  CASH PAID DURING THE YEAR FOR:
     Interest............................................................   $        33       $    14,962       $    54,854
     Income taxes........................................................   $ 1,418,000       $   897,000       $ 1,051,900

    The change in unrealized gain (loss) on investments in securities (which is included in stockholders' equity, net of deferred income taxes) was $791,045, $1,299,762, and ($242,712), in 1996, 1995 and 1994, respectively. The change in the deferred income taxes (benefit) on the net unrealized gain and loss was $268,829, $441,254, and ($81,730) in 1996, 1995 and 1994, respectively.
    During 1996, the Company exchanged assets with a value of $60,000 for an equity investment.
See notes to consolidated financial statements.
16

                    INVESTORS TITLE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Description of Business - Investors Title Company (the "Company"), through its wholly owned subsidiaries, Investors Title Insurance Company ("ITIC") and Northeast Investors Title Insurance Company ("NE-ITIC"), is licensed to insure titles to residential, institutional, commercial, and industrial properties. The Company issues title insurance policies through approved attorneys from underwriting offices in North Carolina and South Carolina, and through independent issuing agents in Arkansas, Florida, Georgia,
Illinois, Indiana, Kentucky, Maryland, Michigan, Minnesota, Mississippi, Nebraska, New York, Pennsylvania, South Carolina, Tennessee,
and Virginia. The majority of the Company's business is concentrated in North Carolina, South Carolina, and Virginia. Investors Title Exchange Corporation ("ITEC"), a wholly owned subsidiary, acts as an intermediary in tax-free exchanges of property held for productive use in a trade or business or for investments. ITEC's income is derived from fees for handling exchange transactions.
    Principles of Consolidation and Basis of Presentation - The accompanying consolidated financial statements include the accounts of the Company and all its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.
    Significant Accounting Policies - The significant accounting policies of the Company are summarized below:
CASH AND CASH EQUIVALENTS
    For the purpose of presentation in the Company's statements of cash flows, cash equivalents are highly liquid investments with original maturities of three months or less.
INVESTMENTS IN SECURITIES
    Securities for which the Company has the intent and ability to hold to maturity are classified as held-to-maturity and reported at cost, adjusted for amortization of premiums or accretion of discounts and other-than-temporary declines in fair value. Securities held principally for resale in the near term are classified as trading securities and recorded at fair values. Realized and unrealized gains and losses on trading securities are included in other income. Securities not classified as either trading or held-to-maturity are classified as available-for-sale and reported at fair value, adjusted for other-than-temporary declines in fair value, with unrealized gains and losses excluded from income and reported as a separate component of stockholders' equity. Fair values of all investments are based on quoted market prices. Realized gains and losses are determined on the specific identification method. PROPERTY ACQUIRED IN SETTLEMENT OF CLAIMS
    Property acquired in settlement of claims is carried at estimated realizable value. Adjustments to reported estimated realizable values and realized gains or losses on dispositions are recorded as increases or decreases in claim costs. PROPERTY AND EQUIPMENT
    Property and equipment is recorded at cost and is depreciated principally under the straight-line method over the estimated useful lives (3 to 25 years) of the respective assets.
RESERVES FOR POSSIBLE CLAIMS
    The reserves for possible claims and the annual provision for possible claims are established based on: (1) estimated amounts required to settle claims for which notice has been received (reported) and (2) the amount estimated to be required to satisfy incurred claims of policyholders which may be reported in the future. Claims and losses paid are charged to the reserve for possible claims (see Note 5).
DEFERRED INCOME TAXES
    The Company provides for deferred income taxes (benefits) on temporary differences between the financial statements' carrying values and the tax bases of assets and liabilities.
PREMIUMS WRITTEN AND COMMISSIONS TO AGENTS
    Premiums are recorded and policies or commitments are issued upon receipt of final certificates or preliminary reports with respect to titles from approved attorneys who have examined such titles. Title insurance commissions earned by the Company's agents are recognized as expense concurrently with premium recognition.
EARNINGS PER COMMON SHARE
    Earnings per common share is computed based on the weighted average number of common shares outstanding. The effect of stock options is not material to the computation of earnings per share.
ESCROWS AND TRUST DEPOSITS
    As a service to its customers, the Company administers escrow and trust deposits representing undisbursed amounts received for settlements of mortgage loans and indemnities against specific title risks. These funds are not considered assets of the Company and, therefore, are excluded from the accompanying consolidated balance sheets.
    In administering exchanges, ITEC holds properties to be exchanged and cash received for such exchanges which are not considered assets and liabilities of the Company and, therefore, are excluded from the accompanying consolidated balance sheets. Cash held by ITEC for the purchase of exchange properties was approximately $14,016,000 and $12,267,000 as of December 31, 1996 and 1995,
respectively.
EFFECTS OF INFLATION
    The effect of inflation on the Company has not been material in recent years.
USE OF ESTIMATES AND ASSUMPTIONS
    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at
                                                                              17
the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
RECLASSIFICATION
    Certain 1995 and 1994 amounts have been reclassified to conform with 1996 classifications.
2. STATUTORY RESTRICTIONS ON CONSOLIDATED STOCKHOLDERS' EQUITY AND INVESTMENTS The Company has designated approximately $10,909,000 and $9,476,000 of retained earnings as of December 31, 1996 and 1995, respectively, as appropriated to reflect the required statutory reserve for unearned premiums. See Note 7 for the tax treatment of the statutory unearned premium reserve.
    As of December 31, 1996 and 1995, approximately $22,550,000 and $19,085,000, respectively, of the consolidated stockholders' equity represents net assets of the Company's subsidiaries that cannot be transferred in the form of dividends, loans or advances to the parent company under statutory regulations without prior insurance department approval.
    Bonds and certificates of deposit totaling approximately $2,290,000 and $2,495,000 at December 31, 1996 and 1995, respectively, are deposited with the insurance departments of the states in which business is conducted. These investments are restricted as to withdrawal as required by law.
3. INVESTMENTS IN SECURITIES
    The aggregate fair value, gross unrealized holding gains, gross unrealized holding losses, and amortized cost for securities by major security type at December 31, 1996 and 1995 are as follows:

                                                                                      GROSS              GROSS
                                                                 AMORTIZED          UNREALIZED         UNREALIZED
                                                                   COST               GAINS              LOSSES
DECEMBER 31, 1996:
Fixed maturities -
  Held-to-maturity, at amortized cost:
    Certificates of deposit.............................        $   169,004         $      --           $     --
    Obligations of states and political subdivisions....          5,098,368           157,719              2,447
  Total.................................................        $ 5,267,372         $ 157,719           $  2,447
Fixed maturities -
  Available-for-sale, at fair value:
    Obligations of states and political subdivisions....        $10,496,691         $ 329,912           $ 32,453
    Corporate debt securities...........................          1,875,931            25,062                693
    Debt securities issued by foreign governments.......            145,922             2,036              9,684
  Total.................................................        $12,518,544         $ 357,010           $ 42,830
Equity securities, at fair value -
  Common stocks and nonredeemable preferred
    stocks..............................................        $ 3,484,927         $2,095,430          $106,790
DECEMBER 31, 1995:
Fixed maturities -
  Held-to-maturity, at amortized cost:
    Certificates of deposit.............................        $   399,203         $      --           $     --
    Obligations of states and political subdivisions....          4,748,276           225,545                560
  Total.................................................        $ 5,147,479         $ 225,545           $    560
Fixed maturities -
  Available-for-sale, at fair value:
    Obligations of states and political subdivisions....        $ 8,125,216         $ 378,218           $ 23,834
    Corporate debt securities...........................          1,631,447            68,053                 --
    Debt securities issued by foreign governments.......            145,109             2,299             15,771
  Total.................................................        $ 9,901,772         $ 448,570           $ 39,605
Equity securities, at fair value -
  Common stocks and nonredeemable preferred
    stocks..............................................        $ 3,181,613         $1,184,673          $ 81,863
                                                             FAIR
                                                             VALUE
DECEMBER 31, 1996:
Fixed maturities -
  Held-to-maturity, at amortized cost:
    Certificates of deposit.............................  $   169,004
    Obligations of states and political subdivisions....    5,253,640
  Total.................................................  $ 5,422,644
Fixed maturities -
  Available-for-sale, at fair value:
    Obligations of states and political subdivisions....  $10,794,150
    Corporate debt securities...........................    1,900,300
    Debt securities issued by foreign governments.......      138,274
  Total.................................................  $12,832,724
Equity securities, at fair value -
  Common stocks and nonredeemable preferred
    stocks..............................................  $ 5,473,567
DECEMBER 31, 1995:
Fixed maturities -
  Held-to-maturity, at amortized cost:
    Certificates of deposit.............................  $   399,203
    Obligations of states and political subdivisions....    4,973,261
  Total.................................................  $ 5,372,464
Fixed maturities -
  Available-for-sale, at fair value:
    Obligations of states and political subdivisions....  $ 8,479,600
    Corporate debt securities...........................    1,699,500
    Debt securities issued by foreign governments.......      131,637
  Total.................................................  $10,310,737
Equity securities, at fair value -
  Common stocks and nonredeemable preferred
    stocks..............................................  $ 4,284,423

    The scheduled maturities of fixed maturities at December 31, 1996 were as follows:

                                                                   AVAILABLE-FOR-SALE                    HELD-TO-MATURITY
                                                              AMORTIZED            FAIR            AMORTIZED            FAIR
                                                                COST               VALUE              COST             VALUE
Due in one year or less...............................       $   446,615        $   438,274        $ 499,880         $  504,004
Due after one year through five years.................         3,558,172          3,637,850        1,140,430          1,191,350
Due after five years through ten years................         2,599,679          2,691,600          764,665            798,500
Due after ten years...................................         5,914,078          6,065,000        2,862,397          2,928,790
    Total.............................................       $12,518,544        $12,832,724        $5,267,372        $5,422,644

    Earnings on investments and net realized gains for the three years ended December 31 follow:

                                                                                    1996              1995              1994
Fixed maturities..........................................................       $1,026,010        $  853,705        $  823,493
Equity securities.........................................................          137,065           142,899           121,956
Invested cash and other short-term investments............................          156,885           138,768            97,351
Miscellaneous interest....................................................           32,972             5,264             3,912
Net realized gains........................................................          178,238            45,242            41,029
Investment income.........................................................       $1,531,170        $1,185,878        $1,087,741

    Gross realized gains and losses on sales of available-for-sale securities were:

                                                                                    1996                1995            1994
Gross realized gains:
  U.S. Treasury securities and obligations of
    U.S. Government corporations and agencies...........................          $      --           $  3,937        $     --
  Redeemable preferred stocks...........................................             11,274                 --             475
  Obligations of states and political subdivisions......................                 --                727           2,000
  Common stocks and nonredeemable preferred stocks......................            233,129             67,590          78,210
    Total...............................................................            244,403             72,254          80,685
Gross realized losses:
  Obligations of states and political subdivisions......................             (3,838)              (500)             --
  Debt securities issued by foreign governments.........................                 --               (800)             --
  Common stocks and nonredeemable preferred stocks......................            (62,327)           (25,712)        (39,656)
    Total...............................................................            (66,165)           (27,012)        (39,656)
  Net realized gain.....................................................          $ 178,238           $ 45,242        $ 41,029

    Concurrent with the adoption of the implementation guidance in Financial Accounting Standards Board Special Report "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities," the Company reassessed the appropriateness of the classifications of all securities held at that time and transferred held-to-maturity investments with amortized cost of $8,433,685 and fair value of $8,800,000 to available-for-sale effective December 31, 1995. The unrealized gain of $241,768, net of deferred taxes of $124,547, has been included in stockholders' equity.
4. REINSURANCE
    The Company assumes and cedes reinsurance with other insurance companies in the normal course of business. Premiums assumed and ceded were approximately $45,000 and $121,000, respectively for 1996, $30,000 and $79,000, respectively for 1995, and $68,000 and $51,000, respectively for 1994. Ceded reinsurance is comprised of excess of loss treaties, which protects against losses over certain amounts. In the event that the assuming insurance companies are unable to meet their obligations under these contracts, the Company is contingently liable.
5. RESERVES FOR POSSIBLE CLAIMS
    Changes in the reserves for possible claims for the years ended December 31 are summarized as follows:

                                                         1996                  1995                  1994
Balance, beginning of year..................          $ 3,836,065           $ 3,635,850           $ 3,343,000
Provision related to:
  Current year..............................            1,143,070             1,050,005             1,036,848
  Prior years...............................            1,796,671               379,655               409,220
Total provision charged to operations.......            2,939,741             1,429,660             1,446,068
Claims paid, net of recoveries, related to:
  Current year..............................              (64,582)              (81,148)              (95,503)
  Prior years...............................           (1,625,159)           (1,148,297)           (1,057,715)
Total claims paid, net of recoveries........           (1,689,741)           (1,229,445)           (1,153,218)
Balance, end of year........................          $ 5,086,065           $ 3,836,065           $ 3,635,850

    In management's opinion, the reserve is adequate to cover claim losses which might result from pending and possible claims.
6. COMMON STOCK AND STOCK OPTIONS
    The Company has adopted Employee Stock Option Purchase Plans (the "Plans") under which options to purchase shares (not to exceed 193,300 shares) of the Company's stock may be granted to key employees of the Company at a price not less than the market value on the date of grant. All options are exercisable at 20% per year one year from the date of grant and generally expire after five years. The Company applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its plans and accordingly, no compensation cost has been recognized. Had compensation cost for the Plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of Financial Accounting Standards Board Statement No. 123 "Accounting for Stock-Based Compensation", the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                       1996              1995
Net income:
  As reported................................................       $3,843,537        $3,250,658
  Pro forma..................................................        3,767,770         3,217,552
Earnings per share:
  As reported................................................            $1.39             $1.16
  Pro forma..................................................             1.36              1.15

    The estimated weighted average grant-date fair values of options granted in 1996 and 1995 were $4.35 and $2.28 per share, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995, respectively: dividend yield of 0.7% and 0.8%; expected volatility of 22% and 21%; risk-free interest rates of 6% and 5%; and expected lives of 5 years for both years.
    A summary of the status of the Company's Plans as of December 31, 1996, 1995 and 1994 and changes during the years ended on those dates is presented below:

                                               1996                            1995                            1994
                                                    WEIGHTED-                       WEIGHTED-                       WEIGHTED-
                                                     AVERAGE                         AVERAGE                         AVERAGE
                                                    EXERCISE                        EXERCISE                        EXERCISE
                                     SHARES           PRICE          SHARES           PRICE          SHARES           PRICE
Outstanding at beginning
  of year.....................       107,860         $  7.79          99,400          $7.76           58,825          $6.31
Granted.......................        17,400           14.60          14,500           8.30           68,600           8.49
Exercised.....................        (8,150)           7.41             (40)          8.50           (9,785)          6.50
Terminated....................        (3,100)           8.50          (6,000)          8.47          (18,240)          6.50
Outstanding at end of year....       114,010         $  8.84         107,860          $7.79           99,400          $7.76
Options exercisable at year
  end.........................        37,830         $  7.48          25,640          $7.04            7,000          $6.00

    The following table summarizes information about fixed stock options outstanding at December 31, 1996:

                                                                                                    OPTIONS EXERCISABLE AT
                                               OPTIONS OUTSTANDING AT YEAR-END                             YEAR-END
                                                           WEIGHTED-            WEIGHTED-                           WEIGHTED-
                                                            AVERAGE              AVERAGE                             AVERAGE
                                       NUMBER              REMAINING            EXERCISE           NUMBER           EXERCISE
RANGE OF EXERCISE PRICES             OUTSTANDING        CONTRACTUAL LIFE          PRICE          EXERCISABLE          PRICE
      $ 4.25-$ 5.50...............      13,525                  2                $  4.71             8,525           $  4.84
        6.75-  9.75...............      83,085                  3                   8.30            29,305              8.25
       10.00- 15.50...............      17,400                  5                  14.60                --                --
      $ 4.25-$15.50...............     114,010                  3                $  8.84            37,830           $  7.48

7. INCOME TAXES
    At December 31, 1996 and 1995, the approximate effect on each component of deferred income taxes and liabilities is summarized as follows:

                                                                           1996              1995
Deferred income tax assets:
  Accrued vacation...............................................       $   82,426        $   99,014
  Reinsurance payable............................................           14,875            15,584
  Bad debt reserve...............................................           68,000            40,800
  Net state operating loss carryforward..........................          310,857           317,618
    Total........................................................          476,158           473,016
  Less valuation allowance.......................................          310,857           317,618
    Total........................................................          165,301           155,398
Deferred income tax liabilities:
  Statutory unearned premiums reserve net of recorded
    reserve for possible claims..................................          486,521           512,264
  Unrealized net gain on investments.............................          782,959           514,130
  Excess of tax over book depreciation...........................          109,314           103,614
  Discount accretion on tax-exempt obligations...................           19,223            12,023
    Total........................................................        1,398,017         1,142,031
Net deferred income tax liabilities..............................       $1,232,716        $  986,633

    A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized.
20

    A reconciliation of income tax as computed for the years ended December 31 at the U.S. Federal Statutory income tax rate (34%) to income tax expense follows:

                                                                           1996              1995              1994
Anticipated income tax expense...................................       $1,843,323        $1,497,244        $1,504,452
Increase (reduction) related to:
  State income taxes, net of the federal income tax benefit......            9,240            10,560             5,280
  Tax exempt interest income (net of amortization)...............         (276,678)         (227,206)         (210,788)
  Dividends received (nontaxable portion)........................          (31,132)          (28,426)          (24,288)
  Refund of taxes paid in prior years............................               --          (119,994)               --
  Other, net.....................................................           33,247            20,822            23,344
Provision for income taxes.......................................       $1,578,000        $1,153,000        $1,298,000

    For state income tax purposes, ITIC and NE-ITIC must pay only a gross premium tax.
    At December 31, 1996 and 1995, the Company has available state net operating loss carryforwards of approximately $3,900,000 and $4,100,000, respectively, that originated in 1992 and will expire in 1997.
8. LEASES
    Rent expense totaled $400,000, $373,000 and $335,000 in 1996, 1995 and 1994,
respectively.
    The future minimum lease payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1996 are summarized as follows:

Year End:
  1997                  $170,221
  1998                   130,635
  1999                    56,974
  2000                    34,587
  2001                    11,528
    Total               $403,945

9. EMPLOYEE BENEFIT PLAN
    After three years of service, employees are eligible to participate in a Simplified Employee Pension Plan. Contributions, which are made at the discretion of the Company, are based on the employee's salary, but in no case will such contribution exceed $22,500 per employee. All contributions are deposited in Individual Retirement Accounts for participants. Contributions under the plan were approximately $216,000, $193,000, and $177,000 for 1996, 1995 and 1994, respectively.
10. COMMITMENTS AND CONTINGENCIES
    The Company and its subsidiaries are involved in litigation on a number of claims which arise in the normal course of business, none of which, in the opinion of management, is expected to have a material adverse effect on the Company's consolidated financial position.
11. STATUTORY ACCOUNTING
    The consolidated financial statements have been prepared in conformity with generally accepted accounting principles which differ in some respects from statutory accounting practices prescribed or permitted in the preparation of financial statements for submission to insurance regulatory authorities.
    Stockholders' equity on a statutory basis was $18,985,205 and $15,237,402 as of December 31, 1996 and 1995, respectively. Net income on a statutory basis was $3,322,356 $3,377,015 and $2,406,575 for the twelve months ended December 31, 1996, 1995 and 1994, respectively.
                                                                              21