Form 10-K405, Exhibit 13
period 1997-12-31
INVESTORS TITLE CO
filed 1998-03-26
CIK 720858

FINANCIAL HIGHLIGHTS




For the Year                                          1997             1996
Net premiums written                              $ 29,875,350     $ 21,111,155
Revenues                                            32,390,516       22,991,182
Investment income                                    1,628,188        1,352,932
Net income                                           4,530,382        3,843,537

Per Share Data
Basic earnings per common share                   $       1.63     $       1.39
Weighted average shares
 outstanding - Basic                                 2,782,449        2,772,286
Diluted earnings per common share                 $       1.60     $       1.37
Weighted average shares outstanding - Diluted        2,826,730        2,813,001
Cash dividends per share                          $        .12     $       .095

At Year End
Assets                                            $ 41,293,007     $ 33,642,528
Investments in securities                           31,124,410       23,573,663
Stockholders' equity                                31,128,908       25,988,177
Book value/share                                         11.12             9.39

Performance Ratios
Net income to:
 Average stockholders' equity                            15.86%          15.95  %
 Total revenues (profit margin)                          13.99%          16.72  %



For the Year                                          1995             1994             1993
Net premiums written                              $ 15,854,140     $ 15,596,643     $ 14,300,622
Revenues                                            17,365,950       16,933,925       15,463,260
Investment income                                    1,140,636        1,046,712          954,440
Net income                                           3,250,658        3,126,859        2,313,014

Per Share Data
Basic earnings per common share                   $       1.16     $       1.10     $        .81
Weighted average shares
 outstanding - Basic                                 2,804,632        2,833,778        2,855,744
Diluted earnings per common share                 $       1.15     $       1.10     $        .81
Weighted average shares outstanding - Diluted        2,816,544        2,845,199        2,864,912
Cash dividends per share                          $        .08     $        .08     $       .055

At Year End
Assets                                            $ 28,224,276     $ 24,242,060     $ 22,589,386
Investments in securities                           19,742,639       16,362,082       14,914,140
Stockholders' equity                                22,209,814       18,554,012       16,203,627
Book value/share                                          7.96             6.60            5.67

Performance Ratios
Net income to:
 Average stockholders' equity                            15.95%           17.99%          15.36%
 Total revenues (profit margin)                          18.72%           18.47%          14.96%



[Line graph appears here with the following plot points]

                     Five Year Stockholder's Equity History
                               (in thousands)



  1993      1994       1995       1996       1997
$16,204   $18,554    $22,210    $25,988    $31,129

Since January 1, 1993, stockholders' equity has grown at an annual compounded rate of 17.47%

                             SHAREHOLDER INFORMATION



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



                            Prices            Cash Dividends
                          (High-Low)                 Declared
  1997
  First Quarter    $15 3/4 - $14 1/4    3 cents -  3/24/97
  Second Quarter    15 3/4 - 14         3 cents -   6/1/97
  Third Quarter     20 3/4 - 15 1/2     3 cents -   9/1/97
  Fourth Quarter    24 1/4 - 19 5/8     3 cents - 12/15/97

  1996
  First Quarter    $12 1/4 - $10        2 cents   -   3/1/96
  Second Quarter    13 - 11 1/4         2.5 cents -   6/1/96
  Third Quarter     14 - 11 1/4         2.5 cents -   9/1/96
  Fourth Quarter    16 3/4 - 12 3/4     2.5 cents - 12/12/96

         Market Makers


            Davenport & Co. of Virginia, Inc.
            Herzog, Heine, Geduld, Inc.
            Interstate/Johnson Lane
            Scott & Stringfellow, Inc.



[Line graph appears here with the following plot points]

                         Five-Year Stock Price History

 1993      1994      1995      1996      1997
$8.50     $6.75     $10.50    $15.75    $21.25



Since inception of the Company, the compounded appreciation of the common stock has been 16.3%.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                of Results of Operations and Financial Condition

      The following discussion should be read in conjunction with the consolidated financial statements and the related footnotes on pages 12-21 of this report.

Overview
      The Company's primary business activity is the issuance of title insurance. Factors which influence the land title business include mortgage interest rates, the availability of mortgage funds, the level of real estate activity, the cost of real estate, consumer confidence, the supply and demand of real estate, inflation and general economic conditions.
      During the past three years, the Company's operating results improved significantly. These improvements are attributable to a strong real estate market and the Company's efforts to increase market share and to improve the efficiency of operations. According to the Mortgage Bankers Association of America, the monthly average 30-year fixed mortgage interest rates were reported to be 7.6% in 1997, 7.81% in 1996 and 7.96% in 1995. Housing starts were 1.47 million in 1997, 1.48 million in 1996, and 1.35 million in 1995. New and existing home sales were 5.02 million in 1997, 4.84 million in 1996, and
4.47 million in 1995.

      During 1995, 30-year fixed mortgage interest rates began to drop, declining from 9.15% in January to 7.2% by year-end. These lower rates contributed to an improved real estate market. The Company's operating results began to be positively impacted by a general increase in real estate activity in the second quarter of 1995. The improved real estate environment along with increases in market share combined to provide record quarterly earnings in the third and fourth quarters of 1995.

      In 1996, 30-year fixed mortgage interest rates rose more than one percentage point through September, then began to decline, falling to 7.6% by year-end. Despite the increase in rates, the pace of real estate transactions increased.

      In January of 1997, 30-year fixed mortgage interest rates were 7.82%, then rose to 8.14% in April, and finally began a steady decline to end up the year at 7.1%. Over the course of the year this .72% overall decline contributed to an increase in real estate sales, which is reflected in an increase of $8,884,923 in the Company's 1997 premiums compared with 1996 premiums. The strength in the real estate market since the latter part of 1995 coupled with expansion into new operating territories contributed to the Company's record operating results for the past four years.
      Management believes that the current low level of interest bodes well for activity in the real estate market. A further decline in 30-year fixed mortgage interest rates in January of 1998 to 6.99% increases management's optimism for 1998, although future trends in interest rates are extremely difficult to predict because of the variety of potential influences including U.S. monetary policy and inflationary pressures. The Company strives to offset the cyclical nature of the real estate market by increasing its market share. These efforts include developing new agent relationships and increasing the number of underwriting offices as well as improving market penetration with existing offices and agents.

Credit Rating
      Investors Title Insurance Company's financial strength was recognized with a rating of "A Double Prime" (unsurpassed financial stability) by a Fannie Mae approved actuarial firm. Northeast Investors Title Insurance Company received a rating of "A Prime" (unsurpassed financial stability) from the same firm.


Results of Operations
Operating Revenues
      Total premiums written increased 41.8% in 1997 compared with 1996. Premiums written in 1996 increased 33.3% compared with 1995. Growth in sales has resulted from a combination of continued marketing efforts and a strong real estate market. The volume of business continued to increase in 1997 as the number of policies and commitments issued rose to 184,237, an increase of 29.7% compared with 142,009 in 1996. In 1996, policies and commitments issued rose to 142,009, an increase of 29.1% compared with 110,036 in 1995.
      In addition to an improved real estate market and increases in the number of branch offices and issuing agents, management believes that other factors contributing to sales growth were (1) enhanced customer services provided through additions to the Company's legal department, (2) the establishment of a Commercial Real Estate Transactions Department to offer assistance in connection with commercial transactions, (3) the establishment of Agent Training and Support Departments to instruct and advise agents, (4) employee incentives to achieve revenue targets, and (5) increased revenues related to tax-deferred exchanges of real property.
      Shown below is a schedule of title premiums written for 1997, 1996 and 1995 in all states where our two insurance subsidiaries, Investors Title Insurance Company and Northeast Investors Title Insurance Company, currently underwrite insurance:


                            1997              1996              1995
                       --------------   ---------------   ---------------
Florida                 $    95,790      $    73,529       $   128,124
Georgia                     558,988          192,731            31,812
Indiana                     111,131           91,417            47,342
Kentucky                        265              239                 -
Maryland                     94,253           69,346             6,499
Michigan                  4,796,435          458,198                 -
Minnesota                   198,728                -                 -
Mississippi                  29,183                -                 -
Nebraska                    572,685          531,688           323,290
New York                    441,479          535,952           385,258
North Carolina           15,368,830       12,492,684        10,254,900
Pennsylvania                  1,019            2,321            25,276
South Carolina            3,006,167        2,906,361         1,974,607
Tennessee                   140,937          109,679            37,992
Virginia                  4,642,834        3,723,544         2,687,906
                        -----------      -----------       -----------
  Direct Premiums        30,058,724       21,187,689        15,903,006
Reinsurance Assumed          58,447           44,559            29,817
Reinsurance Ceded          (241,821)        (121,093)          (78,683)
                        -----------      -----------       -----------
Net Premiums Written    $29,875,350      $21,111,155       $15,854,140
                        ===========      ===========       ===========


      Shown below is a breakdown of branch and agency premiums:


[Bar Graph appears here with the following plot points]

                           Branch vs. Agency Premiums
                                 (in thousands)

              1997          %          1996          %          1995          %
         -------------- --------- -------------- --------- -------------- ---------
Branch    $15,676,780       52.2   $12,670,101       59.8   $10,453,167       65.7
Agency     14,381,944       47.8     8,517,588       40.2     5,449,839       34.3
          -----------      -----   -----------      -----   -----------      -----
Total     $30,058,724      100.0   $21,187,689      100.0   $15,903,006      100.0
          ===========      =====   ===========      =====   ===========      =====


      Premiums written from branch operations increased 23.7% in 1997 compared with 1996 and increased 21.2% in 1996 compared with 1995.
      Due to the Company's efforts to increase the distribution of its products through an agency network, agency premiums increased 68.8% in 1997 compared with 1996 and increased 56.3% in 1996 compared with 1995. The Company's ability to increase this agency network with qualified agents, primarily in Michigan and Virginia, directly affects its market share in these states.


Seasonality
      Title insurance premiums are closely related to the level of real estate activity and the average price of real estate sales. The availability of funds to finance purchases directly affects real estate sales. Other factors include consumer confidence, economic conditions, supply and demand, mortgage interest rates and family income levels. Generally the first quarter has the least real estate activity, while the remaining quarters are more active. Fluctuations in mortgage interest rates can cause shifts in real estate activity outside of the normal seasonal pattern.


Investment Income
      Investments are an integral part of the Company's business. In formulating its investment strategy, the Company has emphasized after-tax income on its investments. Investments in marketable securities have increased from funds retained in the Company. The investments are primarily in debt securities, and to a lesser extent, equity securities. The maturity schedule of investments has primarily remained within 20 years.
      In 1998, the Company intends to seek growth in investment income by increasing the average size of the investment portfolio. As new funds become available, they will be invested in accordance with the Company's strategy of emphasizing after-tax return, which may include a combination of taxable fixed income securities, tax exempt securities and equities. The Company strives to maintain a high quality investment portfolio.
      Investment income increased 20.3% in 1997 compared with 1996 and increased 18.6% in 1996 compared with 1995. These increases were primarily attributable to increases in the average investment portfolio balances.


Expenses
      Profit margins were 13.99% in 1997, 16.72% in 1996, and 18.72% in 1995.
In 1997 and 1996, the profit margins declined primarily due to increased commissions paid to agents coupled with a rise in the claims provision. Margins from agent business are typically lower than those from branch business since agent commissions are generally higher than the operating expenses incurred for direct business. The Company's profit margins continued to exceed industry averages principally due to steps taken to refine operating procedures to better support its branch offices and agents, tight monitoring of expenses, and increased operating leverage resulting from a rise in premiums written.
      The Company maintains an automated system that computerizes underwriting. Resulting benefits include a more streamlined and consistent underwriting process and greater efficiency per underwriter. Computer automation has favorably impacted our labor costs and future improvements should continue to increase productivity and efficiency. The underwriting system is Year 2000 compliant. The Company does not expect the expenses related to converting the other systems to materially affect its financial position.
      Another step taken to streamline operations was the development of a training center for underwriters that standardizes underwriting practices. As part of this effort, the Company developed underwriting manuals to be used by branch and agency underwriting personnel.
      In 1997, salaries as a percentage of branch premiums written declined to 29% compared with 29.8% and 33.6% in 1996 and 1995, respectively. The number of branch offices increased from 26 in 1995 to 29 in 1997. Office occupancy and operations as a percentage of branch premiums improved over the three- year period (16% in 1997, 17% in 1996, and 17.5% in 1995). Continued expense monitoring and increased automation have enabled the Company to reduce these operating expenses.
      Commissions increased 74.1% in 1997 compared with 1996 and increased 57.5% in 1996 compared with 1995 due to increased business from agent sources. The overall commission rate has increased due to higher commission rates in certain new operating territories. Commission rates vary geographically and may be influenced by state regulators.
      In 1997, the provision for claims as a percentage of net premiums written increased to 15.7% compared with 13.9% in 1996 and 9% in 1995. The increase in the 1997 claims provision is primarily due to increases in claims payments and the reserves for claims. Payments of claims, net of recoveries, were $2,143,278, $1,689,741 and $1,229,445 in 1997, 1996 and 1995, respectively.
      The Company has continued to strengthen its reserves for claims. At December 31, 1997, the total reserves for claims were $7,622,140. Of that total, $1,346,423 was reserved for specific claims, and $6,275,717 was reserved for claims for which the Company had no notice. Management relies on actuarial techniques to estimate future claims by analyzing historical claim payment patterns. There are no known claims which are expected to have a material effect on the Company's financial position.
      Taxes consist primarily of personal and real property taxes and premium taxes. Premium taxes as a percentage of net premiums written remained constant at 2% from 1995 to 1997.

Income Taxes
      Income tax expense as a percentage of income before income taxes was 29.8%, 29.1% and 26.2% in 1997, 1996 and 1995, respectively. The lower percentage in 1995 was primarily due to a refund of taxes paid in prior years totaling $119,994.


Net Income
      The Company reported a 17.9% increase in net income in 1997 compared with 1996, and an 18.2% increase in 1996 compared with 1995. These increases were primarily attributable to increased revenues and improved operating efficiencies resulting from expense control procedures, partially offset by increased commissions and claims expense.


Liquidity and Capital Resources
      Cash flows provided by operating activities were $5,233,328, $5,397,301 and $3,257,858 in 1997, 1996 and 1995, respectively. In addition to operational liquidity, the Company has no long-term debt. Nonoperating funds were primarily used to purchase investments.
      The insurance subsidiaries are restricted by state regulations in their ability to pay dividends and to make distributions. A significant source of the Company's funds are dividends received from the insurance company subsidiaries. In 1998, the amount of dividends that can be paid without prior approval from the insurance commissioner is approximately $2,090,000. These funds should be adequate to cover the Company's operating needs.
      On December 9, 1996, the Board of Directors approved the repurchase by the Company of shares of the Company's common stock from time to time at prevailing market prices. The purpose of the repurchases is to avoid dilution to existing shareholders as a result of issuances of stock in connection with stock options and stock bonuses. Pursuant to this approval, the Company has repurchased 22,134 shares at an average purchase price of $17.10 per share as of December 31, 1997. During 1996, the Company also repurchased an additional 40,936 shares at an average purchase price of $11.85 per share under another plan approved by the Board of Directors. The Board has authorized management to repurchase up to an additional 127,866 shares.
      Management believes that funds generated from operations (primarily underwriting and investment income) will enable the Company to adequately meet its operating needs and is unaware of any trend likely to result in adverse liquidity changes. In addition to operational liquidity, the Company maintains a high degree of liquidity within the investment portfolio in the form of short-term investments and other readily marketable securities.


Safe Harbor Statement
      Except for the historical information presented, the matters disclosed in the foregoing discussion and analysis and other parts of this report include forward-looking statements. These statements represent the Company's current judgment on the future and are subject to risks and uncertainties that could cause actual results to differ materially. Such factors include, without limitation: (i) the demand for title insurance will vary with factors beyond the control of the Company such as changes in mortgage interest rates, availability of mortgage funds, level of real estate activity, cost of real estate, consumer confidence, supply and demand for real estate, inflation and general economic conditions; (ii) the risk that losses from claims are greater than anticipated such that reserves for claims are inadequate; (iii) the risk that unanticipated adverse changes in securities markets could result in material losses on investments made by the Company; and (iv) the dependence of the Company on key management personnel, the loss of whom could have a material adverse affect on the Company's business. Other risks and uncertainties may be described from time to time in the Company's other reports and filings with the Securities and Exchange Commission.

                      SELECTED QUARTERLY OPERATING RESULTS


  1997                                   March 31      June 30     September 30   December 31
  Net premiums written                 $5,418,788    $7,661,689     $8,106,160    $8,688,713
  Investment income                       398,113       385,606        412,742       431,727
  Net income                              861,054     1,145,474      1,328,572     1,195,282
  Basic earnings per common share             .31           .41            .48           .43
  Diluted earnings per common share           .30           .41            .47           .42

  1996
  Net premiums written                 $4,434,799    $5,481,492     $5,574,243    $5,620,621
  Investment income                       294,791       314,286        329,113       414,742
  Net income                              747,719       978,782      1,072,350     1,044,686
  Basic earnings per common share             .27           .35            .39           .38
  Diluted earnings per common share           .27           .35            .38           .37

                   Investors Title Company and Subsidiaries

                          CONSOLIDATED BALANCE SHEETS

                       as of December 31, 1997 and 1996



                                                                                            1997          1996
Assets
 Cash and cash equivalents ...........................................................  $ 2,823,177   $ 4,244,570
 Investments in securities (Notes 2 and 3):
   Fixed maturities:
    Held-to-maturity, at amortized cost (fair value: 1997: $5,053,485;
     1996: $5,422,644)................................................................    4,841,466     5,267,372
    Available-for-sale, at fair value (amortized cost: 1997: $18,928,948;
     1996: $12,518,544)...............................................................   19,752,550    12,832,724
   Equity securities, at fair value (cost: 1997: $3,844,927; 1996: $3,484,927)........    6,530,394     5,473,567
                                                                                        -----------   -----------
    Total investments ................................................................   31,124,410    23,573,663

 Premiums (less allowance for doubtful accounts: 1997: $350,000; 1996: $200,000) .....    3,372,751     2,016,122
 Accrued interest and dividends ......................................................      429,064       321,634
 Prepaid expenses and other assets ...................................................      462,801       556,969
 Property acquired in settlement of claims ...........................................      280,725       165,500
 Property, net (Notes 4 and 9) .......................................................    2,800,079     2,764,070
                                                                                        -----------   -----------
 Total Assets ........................................................................  $41,293,007   $33,642,528
                                                                                        ===========   ===========

Liabilities and Stockholders' Equity
Liabilities:
 Reserves for claims (Notes 6 and 8) .................................................  $ 7,622,140   $ 5,086,065
 Accounts payable and accrued liabilities ............................................    1,069,372       997,759
 Commissions and reinsurance payables (Note 5) .......................................       96,241        60,902
 Premium taxes payable ...............................................................      153,857       101,766
 Current income taxes payable ........................................................       25,081       175,143
 Deferred income taxes, net (Note 8) .................................................    1,197,408     1,232,716
                                                                                        -----------   -----------
   Total liabilities .................................................................   10,164,099     7,654,351
                                                                                        -----------   -----------
Commitments and Contingencies
 (Notes 5, 9 and 11)
Stockholders' Equity (Notes 2, 3, 7 and 12):
 Common stock-no par value (shares authorized 6,000,000; 2,855,744 and 2,855,744 shares issued; and 2,800,240 and 2,767,830 shares
   outstanding 1997 and 1996, respectively) ..........................................      879,612       722,321
 Retained earnings ...................................................................   27,933,688    23,745,995
 Net unrealized gain on investments
   (net of deferred taxes: 1997: $1,193,461; 1996: $782,959)..........................    2,315,608     1,519,861
                                                                                        -----------   -----------
   Total stockholders' equity ........................................................   31,128,908    25,988,177
                                                                                        -----------   -----------
Total Liabilities and Stockholders' Equity ...........................................  $41,293,007   $33,642,528
                                                                                        ===========   ===========


See notes to consolidated financial statements.

                   Investors Title Company and Subsidiaries

                       CONSOLIDATED STATEMENTS OF INCOME

             for the Years Ended December 31, 1997, 1996 and 1995



                                                                   1997             1996             1995
Revenues:
  Underwriting income:
   Premiums written (Note 5) ...............................   $ 30,117,171     $ 21,232,248     $ 15,932,823
   Less-premiums for reinsurance ceded (Note 5) ............        241,821          121,093           78,683
                                                               ------------     ------------     ------------
    Net premiums written....................................     29,875,350       21,111,155       15,854,140
  Investment income-interest and dividends (Note 3) ........      1,628,188        1,352,932        1,140,636
  Net realized gain on sales of investments (Note 3) .......        269,396          178,238           45,242
  Other ....................................................        617,582          348,857          325,932
                                                               ------------     ------------     ------------
    Total ..................................................     32,390,516       22,991,182       17,365,950
                                                               ------------     ------------     ------------
Operating Expenses:
  Commissions to agents ....................................     10,065,249        5,780,048        3,669,995
  Provision for claims (Note 6) ............................      4,679,353        2,939,741        1,429,660
  Salaries .................................................      4,543,598        3,773,550        3,515,480
  Employee benefits and payroll taxes (Notes 7 and 10) .....      1,578,688        1,224,659        1,107,465
  Office occupancy and operations (Note 9) .................      2,512,370        2,159,175        1,831,074
  Business development .....................................      1,091,812          665,705          573,874
  Taxes, other than payroll and income .....................        168,607          150,617          142,811
  Premium taxes ............................................        592,660          420,963          328,791
  Professional fees ........................................        317,294          160,929          212,279
  Other ....................................................        390,103          294,258          150,863
                                                               ------------     ------------     ------------
    Total ..................................................     25,939,734       17,569,645       12,962,292
                                                               ------------     ------------     ------------
Income Before Income Taxes .................................      6,450,782        5,421,537        4,403,658
Provision for Income Taxes (Note 8) ........................      1,920,400        1,578,000        1,153,000
                                                               ------------     ------------     ------------
Net Income .................................................   $  4,530,382     $  3,843,537     $  3,250,658
                                                               ============     ============     ============

Basic Earnings per Common Share ............................   $       1.63     $       1.39     $       1.16
                                                               ============     ============     ============

Weighted Average Shares Outstanding-Basic ..................      2,782,449        2,772,286        2,804,632
                                                                  =========        =========        =========

Diluted Earnings per Common Share ..........................   $       1.60     $       1.37     $       1.15
                                                               ============     ============     ============

Weighted Average Shares Outstanding-Diluted ................      2,826,730        2,813,001        2,816,544
                                                                  =========        =========        =========


See notes to consolidated financial statements.

                   Investors Title Company and Subsidiaries


                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

             for the Years Ended December 31, 1997, 1996 and 1995



                                                                                              Net
                                                                                          Unrealized       Total
                                                     Common Stock            Retained       Gain On    Stockholders'
                                                  Shares        Amount       Earnings     Investments     Equity
                                              ------------- ------------- -------------- ------------ --------------
Balance,
 January 1, 1995 ............................   2,812,062    $1,263,318    $17,151,557    $  139,137   $18,554,012
 Net income .................................                                3,250,658                   3,250,658
 Dividends ($.08 per share)..................                                 (228,460)                   (228,460)
 Purchases of 21,429 shares of
   common stock (net of distributions) ......     (21,429)     (224,904)                                  (224,904)
 Net unrealized gain on investments
   (net of deferred taxes of $441,254).......                                                858,508       858,508
                                                                                          ----------   -----------
Balance,
 December 31, 1995 ..........................   2,790,633     1,038,414     20,173,755       997,645    22,209,814
 Net income .................................                                3,843,537                   3,843,537
 Dividends ($.095 per share).................                                 (271,297)                   (271,297)
 Purchases of 22,803 shares of common
   stock (net of distributions) .............     (22,803)     (316,093)                                  (316,093)
 Net unrealized gain on investments
   (net of deferred taxes of $268,829).......                                                522,216       522,216
                                                                                          ----------   -----------
Balance,
 December 31, 1996 ..........................   2,767,830       722,321     23,745,995     1,519,861    25,988,177
 Net Income .................................                                4,530,382                   4,530,382
 Dividends ($.12 per share)..................                                 (342,689)                   (342,689)
 Distributions of 32,410 shares of common
   stock (net of purchases) .................      32,410       157,291                                    157,291
 Net unrealized gain on investments
   (net of deferred taxes of $410,502).......                                                795,747       795,747
                                                                                          ----------   -----------
Balance,
 December 31, 1997 ..........................   2,800,240    $  879,612    $27,933,688    $2,315,608   $31,128,908
                                                =========    ==========    ===========    ==========   ===========


See notes to consolidated financial statements.

                   Investors Title Company and Subsidiaries


                     CONSOLIDATED STATEMENTS OF CASH FLOWS

             for the Years Ended December 31, 1997, 1996 and 1995



                                                                                  1997            1996            1995
 Operating Activities:
 Net income ...............................................................  $  4,530,382    $  3,843,537    $  3,250,658
  Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation ...........................................................       346,547         328,682         307,649
   Amortization, net of accretion .........................................         3,767          11,114          50,369
   Provision for losses on premiums receivable ............................       150,000          80,000               -
   (Gain) loss on disposals of property ...................................         7,326          (9,895)         11,028
   Net realized gain on sales of investments ..............................      (269,396)       (178,238)        (45,242)
   Provision (benefit) for deferred income taxes ..........................      (445,238)        (22,940)         74,654
   Provision for claims .......................................... ........     4,679,353       2,939,741       1,429,660
   Payments of claims, net of recoveries ..................................    (2,143,278)     (1,689,741)     (1,229,445)
  Changes in assets and liabilities:
   Increase in receivables ................................................    (1,635,116)        (48,765)       (582,264)
   Increase (decrease) in accounts payable and accrued liabilities ........        71,613             (64)         (2,036)
   Increase (decrease) in commissions and reinsurance payables ............        35,339          22,301         (14,247)
   Increase in premium taxes payable ......................................        52,091          65,926           7,074
   Increase (decrease) in current income taxes payable ....................      (150,062)         55,643               -
                                                                             ------------    ------------    ------------
   Net cash provided by operating activities ..............................     5,233,328       5,397,301       3,257,858
                                                                             ------------    ------------    ------------
 Investing Activities:
  Purchases of available-for-sale securities ..............................    (9,036,039)     (4,370,919)     (4,419,434)
  Purchases of held-to-maturity securities ................................      (297,951)       (997,220)       (415,000)
  Proceeds from sales of available-for-sale securities ....................     2,530,426       1,437,173       1,688,312
  Proceeds from sales of held-to-maturity securities ......................       724,123       1,118,305       1,060,200
  Purchases of property ...................................................      (422,111)       (303,417)       (315,763)
  Proceeds from sales of property .........................................        32,229          23,729          34,128
                                                                             ------------    ------------    ------------
   Net cash used in investing activities ..................................    (6,469,323)     (3,092,349)     (2,367,557)
                                                                             ------------    ------------    ------------
 Financing Activities:
  Repayment of notes payable ..............................................             -               -        (500,000)
  Distributions (repurchases) of common stock .............................       157,291        (316,093)       (224,904)
  Dividends paid ..........................................................      (342,689)       (271,297)       (228,460)
                                                                             ------------    ------------    ------------
   Net cash used in financing activities ..................................      (185,398)       (587,390)       (953,364)
                                                                             ------------    ------------    ------------
 Net Increase (Decrease) in Cash and Cash Equivalents .....................    (1,421,393)      1,717,562         (63,063)
 Cash and Cash Equivalents, Beginning of Year .............................     4,244,570       2,527,008       2,590,071
                                                                             ------------    ------------    ------------
 Cash and Cash Equivalents, End of Year ...................................  $  2,823,177    $  4,244,570    $  2,527,008
                                                                             ============    ============    ============

 Supplemental Disclosures:
  Cash Paid During the Year For:
   Interest ...............................................................  $        481    $         33    $     14,962
                                                                             ============    ============    ============

   Income taxes ...........................................................  $  2,516,000    $  1,418,000    $    897,000
                                                                             ============    ============    ============


The change in unrealized gain on investments in securities (which is included in stockholders' equity, net of deferred income taxes) was $1,206,249, $791,045, and $1,299,762, in 1997, 1996 and 1995, respectively. The change in the deferred income taxes (benefit) on the net unrealized gain and loss was $410,502, $268,829, and $441,254 in 1997, 1996 and 1995, respectively.

During 1996, the Company exchanged assets with a value of $60,000 for an equity investment.

See notes to consolidated financial statements.

                   Investors Title Company and Subsidiaries

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation and Summary of Significant Accounting Policies Description of Business - Investors Title Company ("the Company"),
through its wholly owned subsidiaries, Investors Title Insurance Company ("ITIC") and Northeast Investors Title Insurance Company ("NE-ITIC"), is licensed to insure titles to residential, institutional, commercial, and industrial properties. The Company issues title insurance policies through approved attorneys from underwriting offices in North Carolina and South Carolina, and through independent issuing agents in Florida, Georgia, Indiana, Kentucky, Maryland, Michigan, Minnesota, Mississippi, Nebraska, New York, Pennsylvania, South Carolina, Tennessee, and Virginia. The majority of the Company's business is concentrated in Michigan, North Carolina, South Carolina, and Virginia. Investors Title Exchange Corporation ("ITEC"), a wholly owned subsidiary, acts as an intermediary in tax-free exchanges of property held for productive use in a trade or business or for investments. ITEC's income is derived from fees for handling exchange transactions.
     Principles of Consolidation and Basis of Presentation - The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.
     Significant Accounting Policies - The significant accounting policies of the Company are summarized below:

Cash and Cash Equivalents
     For the purpose of presentation in the Company's statements of cash flows, cash equivalents are highly liquid investments with original maturities of three months or less.
Investments in Securities
     Securities for which the Company has the intent and ability to hold to maturity are classified as held-to-maturity and reported at cost, adjusted for amortization of premiums or accretion of discounts and other-than-temporary declines in fair value. Securities held principally for resale in the near term are classified as trading securities and recorded at fair values. Realized and unrealized gains and losses on trading securities are included in other income. Securities not classified as either trading or held-to-maturity are classified as available-for-sale and reported at fair value, adjusted for other-than-temporary declines in fair value, with unrealized gains and losses excluded from income and reported as a separate component of stockholders' equity. Fair values of all investments are based on quoted market prices. Realized gains and losses are determined on the specific identification method.
Property Acquired in Settlement of Claims
     Property acquired in settlement of claims is carried at estimated realizable value. Adjustments to reported estimated realizable values and realized gains or losses on dispositions are recorded as increases or decreases in claim costs.
Property and Equipment
     Property and equipment is recorded at cost and is depreciated principally under the straight-line method over the estimated useful lives (3 to 25 years) of the respective assets.
Reserves for Claims
     The reserves for claims and the annual provision for claims are established based on: (1) estimated amounts required to settle claims for which notice has been received (reported) and (2) the amount estimated to be required to satisfy incurred claims of policyholders which may be reported in the future. Claims and losses paid are charged to the reserves for claims (see Note
6).
Deferred Income Taxes
     The Company provides for deferred income taxes (benefits) on temporary differences between the financial statements' carrying values and the tax bases of assets and liabilities.
Premiums Written and Commissions to Agents
     Premiums are recorded and policies or commitments are issued upon receipt of final certificates or preliminary reports with respect to titles. Title insurance commissions earned by the Company's agents are recognized as expense concurrently with premium recognition.
Earnings Per Common Share
     Effective December 31, 1997, the Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS 128"). Adoption of this standard required the Company to restate all prior period earnings per share data presented to conform with SFAS
128. This statement requires companies to compute net earnings per share under two different methods, basic and diluted, and to disclose the methodology used for the calculation. Basic earnings per common share under SFAS 128 for 1996 and 1995 is not different from net income per common share amounts as previously reported. Diluted earnings per common share had not been previously reported. The employee stock options discussed in Note 7 are considered outstanding for the diluted earnings per common share calculation. The total increase in the weighted average shares outstanding related to these equivalent shares was 44,281, 40,715 and 11,912 for 1997, 1996 and 1995, respectively.
Escrows and Trust Deposits
     As a service to its customers, the Company administers escrow and trust deposits representing undisbursed amounts received for settlements of mortgage loans and indemnities against specific title risks. These funds are not considered assets of the Company and, therefore, are excluded from the accompanying consolidated balance sheets.

     In administering tax-free exchanges, the Company holds properties to be exchanged and cash received for such exchanges which are not considered assets and liabilities of the Company and, therefore, are excluded from the accompanying consolidated balance sheets. Cash held by the Company for the purchase of exchange properties was approximately $21,015,000 and $14,016,000 as of December 31, 1997 and 1996, respectively.
Effects of Inflation
     The effect of inflation on the Company has not been material in recent years.
Accounting Changes Pending Implementation
     In June 1997, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130") and No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"). SFAS 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in-capital in the equity section of the balance sheet. The Company will be required to adopt the new reporting guidelines for the fiscal year beginning January 1, 1998. Adoption of this statement will not have a financial impact on the Company; however, the Company anticipates additional disclosure requirements on comprehensive income upon adoption of SFAS 130.
     SFAS 131 requires that a public business enterprise report financial and descriptive information about its reportable operating segments. This statement defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company will be required to adopt the new reporting guidelines for the fiscal year beginning January 1, 1998. Adoption of this statement will not have a financial impact on the Company; however, the Company has not determined whether additional disclosures will be required on segment information upon adoption of SFAS 131.
Use of Estimates and Assumptions
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Reclassification
     Certain 1996 and 1995 amounts have been reclassified to conform with 1997 classifications.
2. Statutory Restrictions on Consolidated Stockholders' Equity and Investments The Company has designated approximately $13,135,000 and $10,909,000 of retained earnings as of December 31, 1997 and 1996, respectively, as appropriated to reflect the required statutory premium reserve. See Note 8 for the tax treatment of the statutory premium reserve.
     As of December 31, 1997 and 1996, approximately $26,810,000 and $22,550,000 respectively, of the consolidated stockholders' equity represents net assets of the Company's subsidiaries that cannot be transferred in the form of dividends, loans or advances to the parent company under statutory regulations without prior insurance department approval.
     Bonds and certificates of deposit totaling approximately $2,755,000 and $2,290,000 at December 31, 1997 and 1996, respectively, are deposited with the insurance departments of the states in which business is conducted. These investments are restricted as to withdrawal as required by law.
3. Investments in Securities
     The aggregate fair value, gross unrealized holding gains, gross unrealized holding losses, and amortized cost for securities by major security type at December 31 are as follows:



                                                                                   Gross          Gross
                                                                 Amortized      Unrealized     Unrealized         Fair
                                                                    Cost           Gains         Losses          Value
                                                               -------------   ------------   ------------   -------------
December 31, 1997:
Fixed maturities -
 Held-to-maturity, at amortized cost:
  Certificates of deposit ..................................    $   130,985     $        -      $      -      $   130,985
  Obligations of states and political subdivisions .........      4,710,481        212,019             -        4,922,500
                                                                -----------     ----------      --------      -----------
 Total .....................................................    $ 4,841,466     $  212,019             -      $ 5,053,485
                                                                ===========     ==========      ========      ===========

Fixed maturities -
 Available-for-sale, at fair value:
  Obligations of states and political subdivisions .........    $17,465,766     $  786,550      $  2,766      $18,249,550
  Corporate debt securities ................................      1,463,182         39,818             -        1,503,000
                                                                -----------     ----------      --------      -----------
 Total .....................................................    $18,928,948     $  826,368      $  2,766      $19,752,550
                                                                ===========     ==========      ========      ===========

Equity securities, at fair value -
 Common stocks and nonredeemable preferred stocks ..........    $ 3,844,927     $2,862,442      $176,975      $ 6,530,394
                                                                ===========     ==========      ========      ===========


                                                                                   Gross          Gross
                                                                 Amortized      Unrealized     Unrealized         Fair
                                                                    Cost           Gains         Losses          Value
                                                               -------------   ------------   ------------   -------------
December 31, 1996:
Fixed maturities - .........................................
 Held-to-maturity, at amortized cost:
  Certificates of deposit ..................................    $   169,004     $        -      $      -      $   169,004
  Obligations of states and political subdivisions .........      5,098,368        157,719         2,447        5,253,640
                                                                -----------     ----------      --------      -----------
 Total .....................................................    $ 5,267,372     $  157,719         2,447      $ 5,422,644
                                                                ===========     ==========         =====      ===========

Fixed maturities -
 Available-for-sale, at fair value:
  Obligations of states and political subdivisions .........    $10,496,691     $  329,912      $ 32,453      $10,794,150
  Corporate debt securities ................................      1,875,931         25,062           693        1,900,300
  Debt securities issued by foreign governments ............        145,922          2,036         9,684          138,274
                                                                -----------     ----------      --------      -----------
 Total .....................................................    $12,518,544     $  357,010      $ 42,830      $12,832,724
                                                                ===========     ==========      ========      ===========

Equity securities, at fair value -
 Common stocks and nonredeemable preferred stocks ..........    $ 3,484,927     $2,095,430      $106,790      $ 5,473,567
                                                                ===========     ==========      ========      ===========


     The scheduled maturities of fixed maturities at December 31, 1997 are as follows:

                                                        Available-for-Sale               Held-to-Maturity
                                                   -----------------------------   -----------------------------
                                                     Amortized          Fair         Amortized          Fair
                                                        Cost           Value            Cost           Value
                                                   -------------   -------------   -------------   -------------
Due in one year or less ........................    $   401,585     $   406,000     $  356,094      $  357,735
Due after one year through five years ..........      3,126,751       3,226,550        872,940         915,800
Due after five years through ten years .........      3,505,134       3,716,500        579,832         608,250
Due after ten years ............................     11,895,478      12,403,500      3,032,600       3,171,700
                                                    -----------     -----------     ----------      ----------
 Total .........................................    $18,928,948     $19,752,550     $4,841,466      $5,053,485
                                                    ===========     ===========     ==========      ==========


     Earnings on investments and net realized gains for the three years ended December 31 are as follows:

                                                                 1997            1996            1995
                                                            -------------   -------------   -------------
 Fixed maturities .......................................    $1,186,248      $1,026,010      $  853,705
 Equity securities ......................................       191,471         137,065         142,899
 Invested cash and other short term investments .........       245,907         156,885         138,768
 Miscellaneous interest .................................         4,562          32,972           5,264
 Net realized gains .....................................       269,396         178,238          45,242
                                                             ----------      ----------      ----------
 Investment income ......................................    $1,897,584      $1,531,170      $1,185,878
                                                             ==========      ==========      ==========


     Gross realized gains and losses on sales of available-for-sale securities for the years ended December 31 are summarized as follows:

                                                                   1997           1996          1995
                                                               ------------   -----------   ------------
Gross realized gains:
 U.S. Treasury securities and obligations of U.S. Government
  corporations and agencies ................................    $        -     $       -     $   3,937
 Redeemable preferred stocks ...............................             -        11,274             -
 Obligations of states and political subdivisions ..........         3,641             -           727
 Common stocks and nonredeemable preferred stocks ..........       369,779       233,129        67,590
                                                                ----------     ---------     ---------
  Total ....................................................       373,420       244,403        72,254
                                                                ----------     ---------     ---------
Gross realized losses:
 Obligations of states and political subdivisions ..........        (1,554)       (3,838)         (500)
 Debt securities issued by foreign governments .............       (29,278)            -          (800)
 Common stocks and nonredeemable preferred stocks ..........       (73,192)      (62,327)      (25,712)
                                                                ----------     ---------     ---------
  Total ....................................................      (104,024)      (66,165)      (27,012)
                                                                ----------     ---------     ---------
 Net realized gain .........................................    $  269,396     $ 178,238     $  45,242
                                                                ==========     =========     =========


4. Property and Equipment
     Property and equipment at December 31 are summarized as follows:

                                                            1997              1996
                                                      ---------------   ---------------
        Land ......................................    $    782,582      $    782,582
        Office buildings and improvements .........       1,317,766         1,293,726
        Furniture, fixtures and equipment .........       2,159,176         1,843,636
        Automobiles ...............................         181,093           169,423
                                                       ------------      ------------
          Total ...................................       4,440,617         4,089,367
        Less accumulated depreciation .............      (1,640,538)       (1,325,297)
                                                       ------------      ------------
          Property and equipment, net .............    $  2,800,079      $  2,764,070
                                                       ============      ============


5. Reinsurance
     The Company assumes and cedes reinsurance with other insurance companies in the normal course of business. Premiums assumed and ceded were approximately $58,000 and $242,000, respectively for 1997, $45,000 and $121,000, respectively for 1996, and $30,000 and $79,000, respectively for 1995. Ceded reinsurance is comprised of excess of loss treaties, which protects against losses over certain amounts. In the event that the assuming insurance companies are unable to meet their obligations under these contracts, the Company is contingently liable.

6. Reserves for Claims
     Changes in the reserves for claims for the years ended December 31 are summarized as follows:

                                                                 1997              1996              1995
                                                           ---------------   ---------------   ---------------
         Balance, beginning of year ....................    $  5,086,065      $  3,836,065      $  3,635,850
         Provision related to:
          Current year .................................       2,394,138         1,143,070         1,050,005
          Prior years ..................................       2,285,215         1,796,671           379,655
                                                            ------------      ------------      ------------
         Total provision charged to operations .........       4,679,353         2,939,741         1,429,660
                                                            ------------      ------------      ------------
         Claims paid, net of recoveries, related to:
          Current year .................................        (333,160)          (64,582)          (81,148)
          Prior years ..................................      (1,810,118)       (1,625,159)       (1,148,297)
                                                            ------------      ------------      ------------
         Total claims paid, net of recoveries ..........      (2,143,278)       (1,689,741)       (1,229,445)
                                                            ------------      ------------      ------------
         Balance, end of year ..........................    $  7,622,140      $  5,086,065      $  3,836,065
                                                            ============      ============      ============


     In management's opinion, the reserves are adequate to cover claim losses which might result from pending and possible claims.

7. Common Stock and Stock Options
     The Company has adopted Employee Stock Option Purchase Plans (the "Plans") under which options to purchase shares (not to exceed 443,300 shares) of the Company's stock may be granted to key employees of the Company at a price not less than the market value on the date of grant. All options are exercisable at 10 to 20% per year beginning on the date of grant or one year from the date of grant and generally expire in five to ten years. The Company applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its plans and accordingly, no compensation cost has been recognized. Had compensation cost for the Plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:



                                             1997              1996              1995
                                       ---------------   ---------------   ---------------
         Net income:
          As reported ..............     $ 4,530,382       $ 3,843,537       $ 3,250,658
          Pro forma ................       4,427,593         3,767,770         3,217,552
         Basic earnings per share:
          As reported ..............     $      1.63       $      1.39       $      1.16
          Pro forma ................            1.59              1.36              1.15
         Diluted earnings per share:
          As reported ..............            1.60              1.37              1.15
          Pro forma ................            1.57              1.34              1.14

      The estimated weighted average grant-date fair values of options granted in 1997, 1996 and 1995 were $7.09, $4.35 and $2.28 per share, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997, 1996 and 1995, respectively: dividend yield of .7%, .7% and .8%; expected volatility of 22%, 22% and 21%; risk-free interest rates of 6%, 6% and 5%; and expected lives of 5 to 10 years. A summary of the status of the Company's plans as of December 31 and changes during the years ended on those dates is presented below:

                                                       1997                        1996                       1995
                                            --------------------------   -------------------------   -----------------------
                                                            Weighted-                   Weighted-                  Weighted-
                                                             Average                     Average                    Average
                                                             Exercise                    Exercise                  Exercise
                                               Shares         Price         Shares        Price        Shares        Price
                                            ------------   -----------   -----------   -----------   ----------   ----------
Outstanding at beginning
 of year ................................      114,010      $  8.84        107,860       $ 7.79        99,400      $  7.76
Granted .................................       14,500        17.80         17,400        14.60        14,500         8.30
Exercised ...............................      (42,091)        7.18         (8,150)        7.41           (40)        8.50
Terminated ..............................       (6,100)        9.30         (3,100)        8.50        (6,000)        8.47
                                               -------      -------        -------       ------        ------      -------
Outstanding at end of year ..............       80,319      $ 11.29        114,010       $ 8.84       107,860      $  7.79
                                                ======      =======        =======       ======       =======      =======
Options exercisable at year end .........       40,896      $  9.62         37,830       $ 7.48        25,640      $  7.04
                                                ======      =======         ======       ======        ======      =======


     The following table summarizes information about fixed stock options outstanding at December 1997:

                                                                                  Options Exercisable at
                                     Options Outstanding at Year-End                     Year-End
                             ------------------------------------------------   --------------------------
                                                  Weighted-        Weighted-                     Weighted-
                                                   Average          Average                       Average
                                 Number           Remaining         Exercise        Number       Exercise
Range of Exercise Prices      Outstanding     Contractual Life       Price       Exercisable       Price
--------------------------   -------------   ------------------   -----------   -------------   ----------
   $ 6.75-$ 9.75..........       49,719              1             $  8.27          32,859        $ 8.19
    10.00- 15.50 .........       20,700              5               13.93           6,940         14.81
    17.50- 22.25 .........        9,900              9               19.45           1,097         19.58
                                 ------                                             ------
   $ 6.75-$22.25..........       80,319              3             $ 11.29          40,896        $ 9.62
                                 ======              =             =======          ======        ======



8. Income Taxes
     At December 31 the approximate effect on each component of deferred income taxes and liabilities is summarized as follows:



                                                                                 1997            1996
                                                                            -------------   -------------
Deferred income tax assets:
 Accrued vacation .......................................................    $   70,828      $   82,426
 Reinsurance payable ....................................................        13,142          14,875
 Bad debt reserve .......................................................       119,000          68,000
 Net state operating loss carryforward ..................................             -         310,857
 Other ..................................................................        62,625               -
                                                                             ----------      ----------
  Total .................................................................       265,595         476,158
 Less valuation allowance ...............................................             -         310,857
                                                                             ----------      ----------
  Total .................................................................       265,595         165,301
                                                                             ----------      ----------
Deferred income tax liabilities:
 Statutory premium reserves net of recorded reserves for claims .........       130,577         486,521
 Net unrealized gain on investments .....................................     1,193,461         782,959
 Excess of tax over book depreciation ...................................       106,034         109,314
 Discount accretion on tax-exempt obligations ...........................        25,696          19,223
 Other ..................................................................         7,235               -
                                                                             ----------      ----------
  Total .................................................................     1,463,003       1,398,017
                                                                             ----------      ----------
Net deferred income tax liabilities .....................................    $1,197,408      $1,232,716
                                                                             ==========      ==========


     A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized.
     A reconciliation of income tax as computed for the years ended December 31 at the U.S. federal statutory income tax rate (34%) to income tax expense follows:



                                                                            1997            1996            1995
                                                                       -------------   -------------   -------------
Anticipated income tax expense .....................................    $2,193,266      $1,843,323      $1,497,244
Increase (reduction) related to:
 State income taxes, net of the federal income tax benefit .........        11,626           9,240          10,560
 Tax exempt interest income (net of amortization) ..................      (352,477)       (276,678)       (227,206)
 Refund of taxes paid in prior years ...............................             -               -        (119,994)
 Other, net ........................................................        67,985           2,115          (7,604)
                                                                        ----------      ----------      ----------
Provision for income taxes .........................................    $1,920,400      $1,578,000      $1,153,000
                                                                        ==========      ==========      ==========


     The components of income tax expense for the years ended December 31 are summarized as follows:

                                            1997            1996            1995
                                       -------------   -------------   -------------
Current:
 Federal ...........................    $2,329,333      $1,586,940      $1,062,346
 State .............................        36,305          14,000          16,000
                                        ----------      ----------      ----------
  Total ............................     2,365,638       1,600,940       1,078,346
Deferred expense (benefit) .........      (445,238)        (22,940)         74,654
                                        ----------      ----------      ----------
  Total ............................    $1,920,400      $1,578,000      $1,153,000
                                        ==========      ==========      ==========


     For state income tax purposes, ITIC and NE-ITIC must pay only a gross premium tax.
     At December 31, 1996 and 1995, the Company had available state net operating loss carryforwards of approximately $3,900,000 and $4,100,000, respectively, that originated in 1992 and expired in 1997.

9. Leases
     Rent expense totaled approximately $409,000, $400,000, and $373,000 in 1997, 1996 and 1995, respectively.
     The future minimum lease payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1997 are summarized as follows:

  Year End:
   1998         $178,156
   1999          150,086
   2000           82,604
   2001           30,299
   2002           18,771
                --------
  Total         $459,916
                ========


10. Employee Benefit Plan
     After three years of service, employees are eligible to participate in a Simplified Employee Pension Plan. Contributions, which are made at the discretion of the Company, are based on the employee's salary, but in no case will such contribution exceed $24,000 per employee. All contributions are deposited in Individual Retirement Accounts for participants. Contributions under the plan were approximately $259,000, $216,000, and $193,000 for 1997, 1996 and 1995, respectively.

11. Commitments and Contingencies
     The Company and its subsidiaries are involved in litigation on a number of claims which arise in the normal course of business, none of which, in the opinion of management, is expected to have a material adverse effect on the Company's consolidated financial position.


12. Statutory Accounting
     The consolidated financial statements have been prepared in conformity with generally accepted accounting principles which differ in some respects from statutory accounting practices prescribed or permitted in the preparation of financial statements for submission to insurance regulatory authorities.
     Stockholders' equity on a statutory basis was $23,900,461 and $18,985,205 as of December 31, 1997 and 1996, respectively. Net income on a statutory basis was $4,564,782, $3,322,356 and $3,377,015 for the twelve months ended December 31, 1997, 1996 and 1995, respectively.





                       REPORT OF INDEPENDENT ACCOUNTANTS

Investors Title Company and Subsidiaries:

     We have audited the accompanying consolidated balance sheets of Investors Title Company and its subsidiaries (the "Company") as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Investors Title Company and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP


Raleigh, North Carolina
January 30, 1998