Form 10-K405, Exhibit 13
period 1998-12-31
INVESTORS TITLE CO
filed 1999-03-30
CIK 720858

Investors Title Company and Subsidiaries
Financial Highlights
--------------------------------------------------------------------------------

For the Year                                           1998           1997           1996           1995           1994
Net premiums written                            $45,379,696    $29,875,350    $21,111,155    $15,854,140    $15,596,643
-----------------------------------------------------------------------------------------------------------------------
Revenues                                         48,476,263     32,390,516     22,991,182     17,365,950     16,933,925
-----------------------------------------------------------------------------------------------------------------------
Investment income                                 1,834,949      1,628,188      1,352,932      1,140,636      1,046,712
-----------------------------------------------------------------------------------------------------------------------
Net income                                        5,459,509      4,530,382      3,843,537      3,250,658      3,126,859
-----------------------------------------------------------------------------------------------------------------------

Per Share Data
Basic earnings per common share                 $      1.95    $      1.63    $      1.39    $      1.16    $      1.10
-----------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding - Basic       2,806,267      2,782,449      2,772,286      2,804,632      2,833,778
-----------------------------------------------------------------------------------------------------------------------
Diluted earnings per common share               $      1.92    $      1.60    $      1.37    $      1.15    $      1.10
-----------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding - Diluted     2,841,035      2,826,730      2,813,001      2,816,544      2,845,199
-----------------------------------------------------------------------------------------------------------------------
Cash dividends per share                        $       .12    $       .12    $      .095    $       .08    $       .08

At Year End
Assets                                          $51,597,812    $41,293,007    $33,642,528    $28,224,276    $24,242,060
-----------------------------------------------------------------------------------------------------------------------
Investments in securities                        33,799,124     31,124,410     23,573,663     19,742,639     16,362,082
-----------------------------------------------------------------------------------------------------------------------
Stockholders' equity                             36,328,665     31,128,908     25,988,177     22,209,814     18,554,012
-----------------------------------------------------------------------------------------------------------------------
Book value/share                                      12.93          11.12           9.39           7.96           6.60
-----------------------------------------------------------------------------------------------------------------------

Performance Ratios
Net income to:
  Average stockholders' equity                        16.19%         15.86%         15.95%         15.95%         17.99%
  Total revenues (profit margin)                      11.26%         13.99%         16.72%         18.72%         18.47%
-----------------------------------------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS
of Results of Operations and Financial Condition
--------------------------------------------------------------------------------

     The following discussion should be read in conjunction with the consolidated financial statements and the related footnotes on pages 12-22 of this report.

Overview
     Investors Title Company's (the "Company's") primary business activity is the issuance of title insurance through its two title insurance subsidiaries, Investors Title Insurance Company ("ITIC") and Northeast Investors Title Insurance Company (NE-ITIC.) Factors which influence the land title business include mortgage interest rates, the availability of mortgage funds, the level of real estate activity, the cost of real estate, consumer confidence, the supply and demand of real estate, inflation and general economic conditions. The Company has continued to experience strong operating results during the past three years. These strong results are attributable to a healthy real estate market and the Company's efforts to increase market share and to improve the efficiency of operations. According to the Mortgage Bankers Association of America, the monthly average 30-year fixed mortgage interest rates were reported to be 6.9%, 7.6% and 7.8% in 1998, 1997 and 1996, respectively. Housing starts were 1.62, 1.47 and 1.48 in 1998, 1997 and 1996, respectively. New and existing home sales were 5.68 million, 5.02 million and 4.84 million in 1998, 1997 and 1996, respectively.
     In 1996, 30-year fixed mortgage interest rates rose more than one percentage point through September, then began to decline, falling to 7.6% by year-end. Despite the increase in rates, the pace of real estate transactions increased.
     In January of 1997, 30-year fixed mortgage interest rates were 7.82%, rose to 8.14% in April, and finally began a steady decline to end up the year at 7.1%. Over the course of the year, this .72% overall decline contributed to an increase in real estate sales.
     During 1998, 30-year fixed mortgage interest rates rose slightly to 7.14% in April, after starting the year at 7.1%, and ending the year at 6.74%. The overall decline in interest rates spurred an increase in real estate sales, which was a contributing factor to the increase of $15,504,346 in the Company's 1998 net premiums written as compared with 1997 net premiums written. The Company's record operating results for the past five years have resulted from the strength in the real estate market since the latter part of 1995 coupled with the Company's expansion into new operating territories.
     Management believes that the current low level of interest rates bodes well for activity in the real estate market, although future trends in interest rates are extremely difficult to predict because of the variety of potential influences including U.S. monetary policy and inflationary pressures. The Company strives to offset the cyclical nature of the real estate market by increasing its market share. These efforts include expanding into new markets primarily by continuing to develop agency relationships, as well as improving market penetration with existing offices and agents.

Credit Rating
     ITIC's financial stability has been recognized by two independent Fannie Mae approved actuarial firms with the highest rating categories of "A Double Prime - unsurpassed financial stability" and "A+ -strong overall financial condition."
     NE-ITIC's financial stability has been recognized by two independent Fannie Mae approved actuarial firms with rating categories of "A Prime-unsurpassed financial stability" and "A -strong overall financial condition."

Results of Operations
Operating Revenues
     Net premiums written increased 52% and 42% in 1998 and 1997, respectively. Growth in revenues has resulted from a combination of continued marketing efforts and a strong real estate market. The volume of business continued to increase in 1998 as the number of policies and commitments issued rose to 281,251, an increase of 53% compared with 184,237 in 1997. In 1997, policies and commitments issued rose to 184,237, an increase of 30% compared with 142,009 in 1996.
     In addition to an improved real estate market and increases in the number of issuing agents, management believes that other factors contributing to sales growth were (1) the establishment, in 1997, of a Commercial Real Estate Transactions Department to offer assistance in connection with commercial transactions, (2) the refinement of employee incentives to achieve revenue targets, (3) the increased use of tax-deferred exchanges by real estate investors, (4) continued improvements to computerized underwriting systems which favorably impact labor costs and increase productivity, and (5) the establishment of a National Accounts Department, which through an extensive network of attorneys and agents, acts as a liaison for customers by placing title orders and providing regular follow-up throughout the entire settlement process.
     Shown below is a schedule of net premiums written for 1998, 1997 and 1996 in all states where our two insurance subsidiaries, Investors Title Insurance Company and Northeast Investors Title Insurance Company, currently underwrite insurance:


                            1998            1997            1996
                       --------------------------------------------
Arkansas               $     17,711    $       --      $       --
Florida                      75,957          95,790          73,529
Georgia                     715,560         558,988         192,731
Indiana                     158,194         111,131          91,417
Kentucky                        252             265             239
Maryland                    515,763          94,253          69,346
Michigan                  9,145,165       4,796,435         458,198
Minnesota                 1,044,599         198,728            --
Mississippi                  37,479          29,183            --
Nebraska                    791,121         572,685         531,688
New York                    507,324         441,479         535,952
North Carolina           21,188,663      15,368,830      12,492,684
Pennsylvania                  7,783           1,019           2,321
South Carolina            3,940,872       3,006,167       2,906,361
Tennessee                   219,649         140,937         109,679
Virginia                  7,020,000       4,642,834       3,723,544
West Virginia               232,426            --              --
                       ------------    ------------    ------------
  Direct Premiums        45,618,518      30,058,724      21,187,689
Reinsurance Assumed          73,805          58,447          44,559
Reinsurance Ceded          (312,627)       (241,821)       (121,093)
                       ------------    ------------    ------------
Net Premiums Written   $ 45,379,696    $ 29,875,350    $ 21,111,155
                       ============    ============    ============

     Branch net premiums written as a percentage of total net premiums written were 46.9%, 51.9% and 59.6% in 1998, 1997 and 1996, respectively. Net premiums written from branch operations increased 37.2% and 23.2% in 1998 and 1997, respectively.
     Agency net premiums written as a percentage of total net premiums written were 53.1%, 48.1% and 40.4% in 1998, 1997 and 1996, respectively. Due to the Company's efforts to increase the distribution of its products through an agency network, agency net premiums increased 67.8% and 68.6% in 1998 and 1997, respectively.

Seasonality
     Title insurance premiums are closely related to the level of real estate activity and the average price of real estate sales. The availability of funds to finance purchases directly affects real estate sales. Other factors include consumer confidence, economic conditions, supply and demand, mortgage interest rates and family income levels. Generally, the first quarter has the least real estate activity, while the remaining quarters are more active. Fluctuations in mortgage interest rates can cause shifts in real estate activity outside of the normal seasonal pattern.

Investment Income
     Investments are an integral part of the Company's business. In formulating its investment strategy, the Company has emphasized after-tax income on its investments. Investments in marketable securities have increased from funds retained in the Company. The investments are primarily in debt securities, and to a lesser extent, equity securities. The maturity schedule of investments has primarily remained within 20 years.
     As new funds become available, they are invested in accordance with the Company's strategy of emphasizing after-tax return, which may include a combination of taxable fixed income securities, tax-exempt securities and equities. The Company strives to maintain a high quality investment portfolio.
     Investment income increased 12.7% and 20.3% in 1998 and 1997, respectively. These increases were primarily attributable to increases in the average investment portfolio balances.

Expenses
     Profit margins were 11.26%, 13.99% and 16.72% in 1998, 1997 and 1996, respectively. In 1998 and 1997, the profit margins declined primarily due to increased commissions paid to agents coupled with a rise in the claims provision. Margins from agent business are typically lower than those from branch business since agent commissions are generally higher than the operating expenses incurred for direct business. The Company's profit margins continued to exceed industry averages principally due to steps taken to refine operating procedures to better support its branch offices and agents, tight monitoring of expenses, and increased operating leverage resulting from a rise in net premiums written.
     Commissions increased 72.9%, 74.1% and 57.5% in 1998, 1997 and 1996, respectively, due to increased business from agent sources. Commission expense has increased in part due to higher commission rates in certain new operating territories. Commission rates vary geographically and may be influenced by state regulations.
     The provision for claims as a percentage of net premiums written was 17.8%, 15.7% and 13.9% in 1998, 1997 and 1996, respectively. The increases in the 1998 and 1997 claims provisions are primarily due to increases in claims payments and the reserves for claims. Payments of claims, net of recoveries, were $2,354,425, $2,143,278 and $1,689,741 in 1998, 1997 and 1996.
     The Company has continued to strengthen its reserves for claims. At December 31, 1998, the total reserves for claims were $13,362,665. Of that total, $1,463,465 was reserved for specific claims, and $11,899,200 was reserved for claims for which the Company had no notice. Management relies on actuarial techniques to estimate future claims by analyzing historical claim payment patterns. There are no known claims which are expected to have a material adverse effect on the Company's financial position.
     Salaries as a percentage of branch net premiums written were 30%, 29.3% and 29.9% in 1998, 1997 and 1996, respectively. The number of branch offices remained at 29 from 1996 to 1998. Office occupancy and operations as a percentage of branch net premiums improved over the three-year period (15.2% in 1998, 16.2% in 1997, and 17.1% in 1996.) Continued expense monitoring and increased automation have enabled the Company to reduce these operating expenses.
     Premium and retaliatory taxes increased 49%, 41% and 28% in 1998, 1997 and 1996, respectively as a result of increases in premiums written.
     The Company recorded a reserve of $280,000 in 1998 in order to write-off certain electronic data processing equipment. The related equipment will be replaced as a result of internal technology upgrades and Year 2000 compliance initiatives. See discussion of Year 2000 issues in "Other Matters."

Net Income
     The Company reported an increase in net income of 20.5%, 17.9% and 18.2% in 1998, 1997 and 1996, respectively. These increases were primarily attributable to increased revenues and improved operating efficiencies resulting from expense control procedures, partially offset by increased commissions and claims expense.

Liquidity and Capital Resources
     Cash flows provided by operating activities were $8,887,438, $5,233,328 and $5,397,301 in 1998, 1997 and 1996, respectively. The increase in 1998 is primarily the result of an increase in premiums, partially offset by an increase in commissions expense. Nonoperating funds were primarily used to purchase investments.
     As of December 31, 1998 and 1997, approximately $31,219,000 and $26,810,000 respectively, of consolidated stockholders' equity represents net assets of the Company's subsidiaries that cannot be transferred in the form of dividends, loans or advances to the parent Company under statutory regulations without prior insurance department approval. The parent company's ability to pay dividends and operating expenses is dependent on funds received from the insurance subsidiaries. These funds should be adequate to meet the parent Company's operating needs.
     On December 9, 1996, the Board of Directors approved the repurchase by the Company of shares of the Company's common stock from time to time at prevailing market prices. The purpose of the repurchases is to avoid dilution to existing shareholders as a result of issuances of stock in connection with stock options and stock bonuses. Pursuant to this approval, the Company has repurchased 22,010 shares at an average purchase price of $23.60 during 1998 and 22,134 shares at an average purchase price of $17.10 per share during 1997. During 1996, the Company also repurchased an additional 40,936 shares at an average purchase price of $11.85 per share under another plan approved by the Board of Directors. The Board has authorized management to repurchase up to an additional 105,856 shares.
     Management believes that funds generated from operations (primarily underwriting and investment income) will enable the Company to adequately meet its operating needs and is unaware of any trend likely to result in adverse liquidity changes. In addition to operational liquidity, the Company maintains a high degree of liquidity within the investment portfolio in the form of short-term investments and other readily marketable securities.

Other Matters
Year 2000 Issues
     In September 1998, the Company created and filled a new position of Vice President of Information Systems. In addition to overall responsibility for the Company's information systems, the individual in this position is leading the Company's Year 2000 Project Committee (the "Committee"), which is comprised of department heads and high-level managers representing each of the Company's departments. The Vice President of Information Systems is responsible for coordinating the Company's Year 2000 compliance efforts, including an evaluation of the Company's internal systems as well as an assessment of the level of preparedness of other companies with whom the Company does business where the Year 2000 compliance of that entity might materially impact the Company's operations.
     The Committee adopted a three-phase approach with estimated completion dates as follows: awareness (fourth quarter 1998), assessment (first quarter
1999) and implementation (third quarter 1999.) In the awareness phase, the Committee and the Company as a whole became educated about the nature of the Year 2000 problem, particularly as applied to the Company's business circumstances. During the assessment phase, the Committee has identified potential points of failure and evaluated Year 2000 compliance status of such functions. In the implementation phase, the Committee will begin by implementing any necessary modifications that serve critical functions and will proceed to address other less critical systems later in the process.
     The Company has inventoried all hardware and software for date-sensitive function. As part of a regular technology refresh cycle, the Company is currently replacing most existing PC workstations and servers. Desktop operating systems, network operating systems and commercial off-the-shelf application suites are also being standardized and upgraded to Year 2000 compliant versions. This replacement strategy will have the added benefit of obtaining vendor representations that all hardware and operating system software being purchased are Year 2000 compliant. The Company previously budgeted for these technology upgrades; therefore, additional costs specifically allocated to Year 2000 compliance efforts are expected to be minimal. The Company currently estimates that costs directly attributable solely to its Year 2000 compliance program will be less than $250,000. The Company has incurred no material costs directly related to its Year 2000 compliance program as of December 31, 1998.
     The Company completed an inventory of all embedded system technology under the assessment phase. The Company is currently evaluating the results of the assessment phase and determining how to proceed.
     The Company is also working with its third-party business partners and vendors to assure they are on schedule to detect and address any Year 2000 problems that might affect the Company's systems or business processes. The Company will assess and attempt to mitigate risks with respect to the failure of any mission critical third-party business partners and vendors to be Year 2000 ready.
     The Company's preparation of contingency plans for Year 2000-related occurrences is ongoing and will continue throughout 1999. The elements of the contingency plan will depend upon the results of the Company's assessment phase, and will become better defined as these results are analyzed.
     The Company's current assessment of the most likely Year 2000-related worst case scenario is that it may experience a decline in its volume of business or a delay in its ability to write title insurance as a result of failures in various functions and services in the real estate transaction business.
     Although the Company believes it will have completed all the remaining phases of its Year 2000 initiative in sufficient time to identify and remedy any noncompliant programs and systems and avoid any material adverse impact on its business, failure of third-party business partners and governmental services to be Year 2000 compliant, as well as a possible downturn in the economy due to Year 2000 related failures, could have a material adverse effect on the Company's operations.

Quantitative and Qualitative Disclosures
About Market Risk
     Market risk is the risk that the Company will incur losses due to adverse changes in market rates and prices. The Company's primary market risk exposures are changes in interest rates and equity prices. The active management of market risk is integral to the Company's operations.

Corporate Oversight
     The Company generates substantial investable funds from its two insurance subsidiaries. In formulating and implementing policies for investing new and existing funds, the Company has emphasized maximizing total after-tax return on capital and earnings while ensuring the safety of funds under management and adequate liquidity. The Company's Board of Directors administers and oversees investment risk management processes. The Company seeks to invest premiums and deposits to create future cash flows that will fund future claims, employee benefits and expenses, and earn stable margins across a wide variety of interest rate and economic scenarios. The Board has established specific investment policies that define the overall framework for managing market and other investment risks, including the accountabilities and controls over these activities. The Company may use the following tools to manage its exposure to market risk within defined tolerance ranges: 1) rebalance its existing asset portfolios or 2) change the character of future investments.

Interest Rate Risk
     Interest rate risk is the risk that the Company will incur economic losses due to adverse changes in interest rates. This risk arises from the Company's investments in interest-sensitive debt securities. These securities are primarily fixed-rate municipal bonds, and the Company does not purchase such securities for trading purposes. At December 31, 1998, the Company had approximately $28.7 million in fixed rate bonds. The Company manages the interest rate risk inherent in its assets by monitoring its liquidity needs and matching the effective maturity of its fixed income portfolio accordingly. The effective maturity is managed by targeting a specific range for the portfolio's duration or weighted average maturity.
     To determine the potential effect of interest rate risk on interest-sensitive assets, the Company calculates the effect of a 10% change in prevailing interest rates ("rate shock") on the fair market value of these securities considering stated interest rates and time to maturity. Based upon the information and assumptions the Company uses in its calculation and in effect at December 31, 1998, management estimates that a 10% immediate, parallel increase in prevailing interest rates would decrease the net fair market value of its debt securities by approximately $1.2 million. The selection of a 10% immediate parallel increase in prevailing interest rates should not be construed as a prediction by the Company's management of future market events; but rather, to illustrate the potential impact of such an event. To the extent that actual results differ from the assumptions utilized, the Company's rate shock measures could be significantly impacted. Additionally, the Company's calculation assumes that the current relationship between short-term and long-term interest rates (the term structure of interest rates) will remain constant over time. As a result, these calculations may not fully capture the impact of non-parallel changes in the term structure of interest rates and/or large changes in interest rates.

Equity Price Risk
     Equity price risk is the risk that the Company will incur economic losses due to adverse changes in a particular stock or stock index. At December 31, 1998, the Company had approximately $5.3 million in common stocks. By internal policy, the Company's maximum exposure to the equity market is limited to 20% of the Company's statutorily admitted assets. Equity price risk is addressed in part by varying the specific allocation of equity investments over time pursuant to management's assessment of market and business conditions and ongoing liquidity needs analysis. The Company's largest equity exposure is declines in the S&P 500; its portfolio of equity instruments is similar to those that comprise this index. Based upon the information and assumptions the Company uses in its calculation and in effect at December 31, 1998, management estimates that an immediate decrease in the S&P 500 of 10% would decrease the net fair value of the Company's assets identified above by approximately $528,000. The selection of a 10% immediate decrease in the S&P 500 should not be construed as a prediction by the Company's management of future market events; but rather, to illustrate the potential impact of such an event. Since this calculation is based on historical performance, projecting future price volatility using this method involves an inherent assumption that historical volatility and correlation relationships will remain stable. Therefore, the results noted above may not reflect the Company's actual experience if future volatility and correlation relationships differ from such historical relationships.

Safe Harbor Statement
     Except for the historical information presented, the matters disclosed in the foregoing discussion and analysis and other parts of this report include forward-looking statements. These statements represent the Company's current judgment on the future and are subject to risks and uncertainties that could cause actual results to differ materially. Such factors include, without limitation: (i) that the demand for title insurance will vary with factors beyond the control of the Company such as changes in mortgage interest rates, availability of mortgage funds, level of real estate activity, cost of real estate, consumer confidence, supply and demand for real estate, inflation and general economic conditions; (ii) that losses from claims may be greater than anticipated such that reserves for possible claims are inadequate; (iii) that unanticipated adverse changes in securities markets could result in material losses on investments made by the Company; and (iv) the dependence of the Company on key management personnel the loss of whom could have a material adverse affect on the Company's business. The Company's discussion of Year 2000 issues under the heading "Other Matters" contains forward-looking statements that are subject to risks and uncertainties that could cause the actual results to differ from those projected. These include the risks associated with unforeseen technological issues associated with the Company's own Year 2000 compliance efforts and the compliance efforts of third parties on whose systems the Company relies. Other risks and uncertainties may be described from time to time in the Company's other reports and filings with the Securities and Exchange Commission.



SELECTED QUARTERLY FINANCIAL DATA


1998                                   March 31       June 30   September 30  December 31
Net premiums written                $ 9,441,848   $11,306,051   $11,678,518   $12,953,279
-----------------------------------------------------------------------------------------
Investment income                       420,286       445,491       459,947       509,225
-----------------------------------------------------------------------------------------
Net income                            1,067,621     1,375,299     1,546,940     1,469,649
-----------------------------------------------------------------------------------------
Basic earnings per common share             .38           .49           .55           .52
-----------------------------------------------------------------------------------------
Diluted earnings per common share           .38           .48           .55           .52
-----------------------------------------------------------------------------------------

1997
Net premiums written                $ 5,418,788   $ 7,661,689   $ 8,106,160   $ 8,688,713
-----------------------------------------------------------------------------------------
Investment income                       398,113       385,606       412,742       431,727
-----------------------------------------------------------------------------------------
Net income                              861,054     1,145,474     1,328,572     1,195,282
-----------------------------------------------------------------------------------------
Basic earnings per common share             .31           .41           .48           .43
-----------------------------------------------------------------------------------------
Diluted earnings per common share           .31           .41           .47           .42
-----------------------------------------------------------------------------------------

Investors Title Company and Subsidiaries
Consolidated Balance Sheets
as of December 31, 1998 and 1997

                                                                                                          1998          1997
                                                                                                     -----------   -----------
Assets
        Cash and cash equivalents .................................................................  $ 8,141,354   $ 2,823,177
        Investments in securities (Notes 2 and 3):
           Fixed maturities:
                Held-to-maturity, at amortized cost (fair value:  1998: $5,515,532;
                        1997: $5,053,485) .........................................................    5,287,458     4,841,466
                Available-for-sale, at fair value (amortized cost: 1998 $22,131,173;
                        1997: $18,928,948) ........................................................   23,235,754    19,752,550
                Equity securities, at fair value (cost:1998: $2,522,793; 1997: $3,844,927) ........    5,275,912     6,530,394
                                                                                                     -----------   -----------
                        Total investments .........................................................   33,799,124    31,124,410

        Premiums receivable (less allowance for doubtful accounts: 1998: $775,000; 1997: $350,000)     5,357,000     3,372,751
        Accrued interest and dividends ............................................................      481,741       429,064
        Prepaid expenses and other assets .........................................................      410,778       462,801
        Property acquired in settlement of claims .................................................      108,500       280,725
        Property, net (Note 4) ....................................................................    3,299,315     2,800,079
                                                                                                     -----------   -----------
        Total Assets ..............................................................................  $51,597,812   $41,293,007
                                                                                                     ===========   ===========

Liabilities and Stockholders' Equity
Liabilities:
        Reserves for claims (Note 6) ..............................................................  $13,362,665   $ 7,622,140
        Accounts payable and accrued liabilities ..................................................    1,258,802     1,069,372
        Commissions and reinsurance payables (Note 5) .............................................       84,598        96,241
        Premium taxes payable .....................................................................      277,887       153,857
        Current income taxes payable ..............................................................      207,350        25,081
        Deferred income taxes, net (Note 8) .......................................................       77,845     1,197,408
                                                                                                     -----------   -----------
                Total liabilities .................................................................   15,269,147    10,164,099
                                                                                                     -----------   -----------

Commitments and Contingencies
        (Notes 5, 9 and 11)

Stockholders' Equity (Notes 2, 3, 7 and 12):
        Common stock-no par value (shares authorized 6,000,000; 2,855,744 and 2,855,744 shares issued; and 2,809,123 and 2,800,240 shares
                outstanding 1998 and 1997, respectively) ..........................................      732,453       879,612
        Retained earnings .........................................................................   33,050,508    27,933,688
        Accumulated other comprehensive income (net unrealized gain on investments)
                (net of deferred taxes: 1998: $1,311,995; 1997: $1,193,461) (Note 8) ..............    2,545,704     2,315,608
                                                                                                     -----------   -----------
                Total stockholders' equity ........................................................   36,328,665    31,128,908
                                                                                                     -----------   -----------

Total Liabilities and Stockholders' Equity ........................................................  $51,597,812   $41,293,007
                                                                                                     ===========   ===========


See notes to consolidated financial statements.

Investors Title Company and Subsidiaries
Consolidated Statements of Income
for the Years Ended December 31, 1998, 1997 and 1996


                                                                   1998          1997          1996
                                                               -----------   -----------   -----------
Revenues:
        Underwriting income:
                Premiums written (Note 5) .................... $45,692,323   $30,117,171   $21,232,248
        Less-premiums for reinsurance ceded (Note 5) .........     312,627       241,821       121,093
                                                               -----------   -----------   -----------
                Net premiums written .........................  45,379,696    29,875,350    21,111,155
        Investment income-interest and dividends (Note 3) ....   1,834,949     1,628,188     1,352,932
        Net realized gain on sales of investments (Note 3) ...     398,610       269,396       178,238
        Other ................................................     863,008       617,582       348,857
                                                               -----------   -----------   -----------
                Total ........................................  48,476,263    32,390,516    22,991,182
                                                               -----------   -----------   -----------

Operating Expenses:
        Commissions to agents ................................  17,399,629    10,065,249     5,780,048
        Provision for claims (Note 6) ........................   8,094,950     4,679,353     2,939,741
        Salaries .............................................   6,384,965     4,543,598     3,773,550
        Employee benefits and payroll taxes (Notes 7 and 10) .   1,863,400     1,578,688     1,224,659
        Office occupancy and operations (Note 9) .............   3,241,118     2,512,370     2,159,175
        Business development .................................   1,381,717     1,091,812       665,705
        Taxes, other than payroll and income .................     262,995       168,607       150,617
        Premium and retaliatory taxes ........................     880,885       592,660       420,963
        Professional fees ....................................     391,971       317,294       160,929
        Provision for equipment disposal .....................     280,000          --            --
        Other ................................................     599,124       390,103       294,258
                                                               -----------   -----------   -----------
                Total ........................................  40,780,754    25,939,734    17,569,645
                                                               -----------   -----------   -----------

Income Before Income Taxes ...................................   7,695,509     6,450,782     5,421,537
Provision For Income Taxes (Note 8) ..........................   2,236,000     1,920,400     1,578,000
                                                               -----------   -----------   -----------
Net Income (Note 12) ......................................... $ 5,459,509   $ 4,530,382   $ 3,843,537
                                                               -----------   -----------   -----------


Basic Earnings per Common Share .............................. $      1.95   $      1.63   $      1.39
                                                                -----------   -----------   -----------

Weighted Average Shares Outstanding - Basic ..................   2,806,267     2,782,449     2,772,286
                                                               ===========   ===========   ===========

Diluted Earnings per Common Share (Note 7) ................... $      1.92   $      1.60   $      1.37
                                                               ===========   ===========   ===========

Weighted Average Shares Outstanding - Diluted ................   2,841,035     2,826,730     2,813,001
                                                               ===========   ===========   ===========

See notes to consolidated financial statements.

Investors Title Company and Subsidiaries
Consolidated Statements of stockholders equity for the Years Ended December 31, 1998, 1997 and 1996

                                                                                               Accumulated
                                                                                           Other Comprehensive
                                                                                               Income (Net         Total
                                                         Common Stock           Retained     Unrealized Gain    Stockholders'
                                                      Shares       Amount       Earnings     on Investments)      Equity
                                                     ---------   ----------   ------------      ----------     ------------
Balance,
        January 1, 1996 .........................    2,790,633   $1,038,414   $ 20,173,755      $  997,645     $ 22,209,814
        Net income ..............................                                3,843,537                        3,843,537
        Dividends ($.095 per share) .............                                 (271,297)                        (271,297)
        Purchases of 22,803 shares of common
                stock (net of distributions) ....      (22,803)    (316,093)                                       (316,093)
        Net unrealized gain on investments ......                                                  522,216          522,216
                                                     ---------   ----------   ------------      ----------     ------------

Balance,
        December 31, 1996 .......................    2,767,830      722,321     23,745,995       1,519,861       25,988,177
        Net income ..............................                                4,530,382                        4,530,382
        Dividends ($.12 per share) ..............                                 (342,689)                        (342,689)
        Distributions of 32,410 shares
                of common stock (net of purchases)      32,410      157,291                                         157,291
        Net unrealized gain on investments .......                                                 795,747          795,747
                                                     ---------   ----------   ------------      ----------     ------------

Balance,
        December 31, 1997 ........................   2,800,240      879,612     27,933,688       2,315,608       31,128,908
        Net income ...............................                               5,459,509                        5,459,509
        Dividends ($.12 per share) ...............                                (342,689)                        (342,689)
        Distributions of 8,883 shares
                of common stock (net of purchases)       8,883     (147,159)                                       (147,159)
        Net unrealized gain on investments .......                                                 230,096          230,096
                                                     ---------   ----------   ------------      ----------     ------------

Balance,
December 31, 1998 ................................   2,809,123   $  732,453   $ 33,050,508      $2,545,704     $ 36,328,665
                                                     =========   ==========   ============      ==========     ============

Investors Title Company and Subsidiaries
Consolidated Statements of comprehensive Income for the Years Ended December 31, 1998, 1997 and 1996

                                                                      1998          1997           1996
                                                                  -----------    -----------    -----------
Net Income ....................................................   $ 5,459,509    $ 4,530,382    $ 3,843,537
                                                                  -----------    -----------    -----------
Other comprehensive income, before tax:
        Unrealized gains on investments arising during the year       747,240      1,475,645        969,283
        Less: reclassification adjustment for gains
                realized in net income ........................      (398,610)      (269,396)      (178,238)
                                                                  -----------    -----------    -----------
        Other comprehensive income, before tax ................       348,630      1,206,249        791,045
        Income tax expense related to unrealized
                gains on investments arising during the year ..       254,061        501,719        329,556
        Income tax expense related to reclassification
                adjustment for gains realized in net income ...      (135,527)       (91,217)       (60,727)
                                                                  -----------    -----------    -----------
        Net income tax expense on other comprehensive income ..       118,534        410,502        268,829
                                                                  -----------    -----------    -----------

Other comprehensive income ....................................       230,096        795,747        522,216
                                                                  -----------    -----------    -----------
Comprehensive income ..........................................   $ 5,689,605    $ 5,326,129    $ 4,365,753
                                                                  ===========    ===========    ===========

See notes to consolidated financial statements.

Investors Title Company and Subsidiaries
Consolidated Statements of Cash Flows
for the Years Ended December 31, 1998, 1997 and 1996


                                                                                      1998           1997           1996
                                                                                  -----------    -----------    -----------
Operating Activities:
Net income ....................................................................   $ 5,459,509    $ 4,530,382    $ 3,843,537
        Adjustments to reconcile net income to net cash
                        provided by operating activities:
                Depreciation ..................................................       393,026        346,547        328,682
                Amortization (accretion), net .................................        (4,141)         3,767         11,114
                Provision for losses on premiums receivable ...................       425,000        150,000         80,000
                Provision for equipment disposal ..............................       280,000           --             --
                (Gain) loss on disposals of property ..........................       (16,182)         7,326         (9,895)
                Net realized gain on sales of investments .....................      (398,610)      (269,396)      (178,238)
                Benefit for deferred income taxes .............................    (1,238,097)      (445,238)       (22,940)
                Provision for claims ..........................................     8,094,950      4,679,353      2,939,741
                Payments of claims, net of recoveries .........................    (2,354,425)    (2,143,278)    (1,689,741)
        Changes in assets and liabilities:
                Increase in receivables and other assets ......................    (2,237,678)    (1,635,116)       (48,765)
                Increase (decrease) in accounts payable and accrued liabilities       189,430         71,613            (64)
                Increase (decrease) in commissions and reinsurance payables ...       (11,643)        35,339         22,301
                Increase in premium taxes payable .............................       124,030         52,091         65,926
                Increase (decrease) in current income taxes payable ...........       182,269       (150,062)        55,643
                                                                                  -----------    -----------    -----------
                Net cash provided by operating activities .....................     8,887,438      5,233,328      5,397,301
                                                                                  -----------    -----------    -----------

Investing Activities:
        Purchases of available-for-sale securities ............................    (4,354,272)    (9,036,039)    (4,370,919)
        Purchases of held-to-maturity securities ..............................    (1,025,057)      (297,951)      (997,220)
        Proceeds from sales of available-for-sale securities ..................     2,880,022      2,530,426      1,437,173
        Proceeds from sales of held-to-maturity securities ....................       575,974        724,123      1,118,305
        Purchases of property .................................................    (1,187,008)      (422,111)      (303,417)
        Proceeds from sales of property .......................................        30,928         32,229         23,729
                                                                                  -----------    -----------    -----------
                Net cash used in investing activities .........................    (3,079,413)    (6,469,323)    (3,092,349)
                                                                                  -----------    -----------    -----------
Financing Activities:
        Distributions (repurchases) of common stock ...........................      (147,159)       157,291       (316,093)
        Dividends paid ........................................................      (342,689)      (342,689)      (271,297)
                                                                                  -----------    -----------    -----------
                Net cash used in financing activities .........................      (489,848)      (185,398)      (587,390)
                                                                                  -----------    -----------    -----------

Net Increase (Decrease) in Cash and Cash Equivalents ..........................     5,318,177     (1,421,393)     1,717,562
Cash and Cash Equivalents, Beginning of Year ..................................     2,823,177      4,244,570      2,527,008
                                                                                  -----------    -----------    -----------
Cash and Cash Equivalents, End of Year ........................................   $ 8,141,354    $ 2,823,177    $ 4,244,570
                                                                                  ===========    ===========    ===========

Supplemental Disclosures:
        Cash Paid During the Year for:
                Income Taxes ..................................................   $ 3,293,000    $ 2,516,000    $ 1,418,000
                                                                                  ===========    ===========    ===========


During 1996, the Company exchanged assets with a value of $60,000 for an equity investment.

See notes to consolidated financial statements.

Investors Title Company and Subsidiaries
Notes to Consolidated Financial Statements

1. Basis of Presentation and Summary of Significant Accounting Policies Description of Business - Investors Title Company ("the Company"), through its wholly-owned subsidiaries, Investors Title Insurance Company ("ITIC") and Northeast Investors Title Insurance Company ("NE-ITIC"), is licensed to insure titles to residential, institutional, commercial, and industrial properties. The Company issues title insurance policies through approved attorneys from underwriting offices in North Carolina and South Carolina, and through independent issuing agents in Arkansas, Florida, Georgia, Indiana, Kentucky, Maryland, Michigan, Minnesota, Mississippi, Nebraska, New York, Pennsylvania, South Carolina, Tennessee, Virginia, and West Virginia. The majority of the Company's business is concentrated in Michigan, North Carolina, South Carolina and Virginia. Investors Title Exchange Corporation ("ITEC"), a wholly-owned subsidiary, acts as an intermediary in tax-free exchanges of property held for productive use in a trade or business or for investments. ITEC's income is derived from fees for handling exchange transactions.
     Principles of Consolidation and Basis of Presentation - The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.
     Significant Accounting Policies - The significant accounting policies of the Company are summarized below:

Cash and Cash Equivalents
     For the purpose of presentation in the Company's statements of cash flows, cash equivalents are highly liquid investments with original maturities of three months or less.

Investments in Securities
     Securities for which the Company has the intent and ability to hold to maturity are classified as held-to-maturity and reported at cost, adjusted for amortization of premiums or accretion of discounts and other-than-temporary declines in fair value. Securities held principally for resale in the near term are classified as trading securities and recorded at fair values. Realized and unrealized gains and losses on trading securities are included in other income. Securities not classified as either trading or held-to-maturity are classified as available-for-sale and reported at fair value, adjusted for other-than-temporary declines in fair value, with unrealized gains and losses reported as accumulated other comprehensive income. Fair values of all investments are based on quoted market prices. Realized gains and losses are determined on the specific identification method.

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

Earnings Per Common Share
     The employee stock options discussed in Note 7 are considered outstanding for the diluted earnings per common share calculation.

Comprehensive Income
     Effective January 1, 1998, the Company adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130".) Adoption of this standard required the Company to (a) classify items of other comprehensive income by their nature in the financial statements and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in-capital in the equity section of the balance sheet. The Company's other comprehensive income is solely comprised of its unrealized holding gains on available-for-sale securities.

Escrows and Trust Deposits
     As a service to its customers, the Company, through its subsidiaries, administers escrow and trust deposits representing undisbursed amounts received for settlements of mortgage loans and indemnities against specific title risks. In administering tax-free exchanges, ITEC serves as qualified intermediary for exchangers, holding the net sales proceeds from relinquished property to be used for purchase of replacement property. Cash and other assets held by the Company for these purposes were approximately $18,564,000 and $27,697,000 as of December 31, 1998 and 1997, respectively. These amounts are not considered assets of the Company and, therefore, are excluded from the accompanying consolidated balance sheets.

Accounting Changes Pending Implementation
     In June 1998, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company will be required to adopt the new reporting guidelines for the fiscal year beginning January 1, 2000. The Company has not fully analyzed the provisions of this statement or its effects on the Company.

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

2. Statutory Restrictions on Consolidated Stockholders' Equity and Investments The Company has designated approximately $16,753,000 and $13,135,000 of retained earnings as of December 31, 1998 and 1997, respectively, as appropriated to reflect the required statutory premium reserve. See Note 8 for the tax treatment of the statutory premium reserve.
     As of December 31, 1998 and 1997, approximately $31,219,000 and $26,810,000 respectively, of consolidated stockholders' equity represents net assets of the Company's insurance subsidiaries that cannot be transferred in the form of dividends, loans or advances to the parent company under statutory regulations without prior insurance department approval. Bonds and certificates of deposit totaling approximately $3,120,000 and $2,755,000 at December 31, 1998 and 1997, respectively, are deposited with the insurance departments of the states in which business is conducted. These investments are restricted as to withdrawal as required by law.

3. Investments in Securities
     The aggregate fair value, gross unrealized holding gains, gross unrealized holding losses, and amortized cost for securities by major security type at December 31 are as follows:



                                                                                    Gross           Gross
                                                                    Amortized     Unrealized      Unrealized     Fair
                                                                       Cost          Gains         Losses       Value
December 31, 1998
Fixed maturities -
        Held-to-maturity, at amortized cost:
                Certificates of deposit ........................   $    98,982   $         -   $         -   $    98,982
                Obligations of states and political subdivisions     5,188,476       229,215         1,141     5,416,550
                                                                   -----------   -----------   -----------   -----------
Total ..........................................................   $ 5,287,458   $   229,215   $     1,141   $ 5,515,532
                                                                   ===========   ===========   ===========   ===========

Fixed maturities -
        Available-for-sale, at fair value:
                Obligations of states and political subdivisions   $21,196,280   $ 1,060,745   $     5,711   $22,251,314
                Corporate debt securities ......................       934,893        49,547          --         984,440
                                                                   -----------   -----------   -----------   -----------
                Total ..........................................   $22,131,173   $ 1,110,292   $     5,711   $23,235,754
                                                                   ===========   ===========   ===========   ===========

Equity securities, at fair value -
        Common stocks and nonredeemable preferred stocks .......   $ 2,522,793   $ 2,975,216   $   222,097   $ 5,275,912
                                                                   ===========   ===========   ===========   ===========


                                                                              Gross          Gross
                                                             Amortized       Unrealized    Unrealized      Fair
                                                               Cost            Gains         Losses       Value
                                                             -----------   -----------   ---------     -----------
December 31, 1997
Fixed maturities-
     Held-to-maturity, at amortized cost:
          Certificates of deposit ........................   $   130,985   $        --   $        --   $   130,985
          Obligations of states and political subdivisions     4,710,481       212,019            --     4,922,500
                                                             -----------   -----------   ---------     -----------
          Total ..........................................   $ 4,841,466   $   212,019   $        --   $ 5,053,485
                                                             ===========   ===========   ===========   ===========

Fixed maturities-
     Available-for-sale, at fair value:
          Obligations of states and political subdivisions   $17,465,766   $   786,550   $     2,766   $18,249,550
          Corporate debt securities ......................     1,463,182        39,818          --       1,503,000
                                                             -----------   -----------   ---------     -----------
          Total ..........................................   $18,928,948   $   826,368   $     2,766   $19,752,550
                                                             ===========   ===========   ===========   ===========

Equity securities, at fair value
     Common stocks and nonredeemable preferred stocks ....   $ 3,844,927   $ 2,862,442   $   176,975   $ 6,530,394
                                                             ===========   ===========   ===========   ===========



The scheduled maturities of fixed maturities at December 31, 1998 are as follows:




                                           Available for Sale           Held-to-Maturity
                                         -------------------------   -------------------------
                                           Amortized       Fair        Amortized       Fair
                                             Cost         Value          Cost          Value
                                         -----------   -----------   -----------   -----------


Due in one year or less ..............   $   400,430   $   406,000   $   349,841   $   355,982
Due after one year through five years      2,813,403     2,930,592       545,084       574,000
Due after five years through ten years     5,241,133     5,575,512     1,357,452     1,415,250
Due after ten years ..................    13,676,207    14,323,650     3,035,081     3,170,300
                                         -----------   -----------   -----------   -----------
     Total ...........................   $22,131,173   $23,235,754   $ 5,287,458   $ 5,515,532
                                         ===========   ===========   ===========   ===========

Earnings on investments and net realized gains for the three years ended December 31 are as follows:

                                                    1998          1997         1996
                                                 ----------   ----------   ----------
Fixed maturities .............................   $1,433,063   $1,186,248   $1,026,010
Equity securities ............................      168,904      191,471      137,065
Invested cash and other short-term investments      212,652      245,907      156,885
Miscellaneous interest .......................       20,330        4,562       32,972
Net realized gains ...........................      398,610      269,396      178,238
                                                 ----------   ----------   ----------
     Investment income .......................   $2,233,559   $1,897,584   $1,531,170
                                                 ==========   ==========   ==========

Gross realized gains and losses on sales of available-for-sale securities for the years ended December 31 are summarized as follows:



                                                          1998         1997          1996
                                                        ---------    ---------    ---------
Gross realized gains:
     Redeemable preferred stocks ....................   $    --      $    --      $  11,274
     Debt securities ................................       3,133        1,520         --
     Obligations of states and political subdivisions      12,192        2,121         --
     Common stocks and nonredeemable preferred stocks     751,493      369,779      233,129
                                                        ---------    ---------    ---------
          Total .....................................     766,818      373,420      244,403
                                                        ---------    ---------    ---------

Gross realized losses:
     Obligations of states and political subdivisions      (3,983)      (1,554)      (3,838)
     Debt securities ................................    (125,000)     (29,278)        --
     Common stocks and nonredeemable preferred stocks    (239,225)     (73,192)     (62,327)
                                                        ---------    ---------    ---------
          Total .....................................    (368,208)    (104,024)     (66,165)
                                                        ---------    ---------    ---------
     Net realized gain ..............................   $ 398,610    $ 269,396    $ 178,238
                                                        =========    =========    =========

4. Property

Property and equipment at December 31 are summarized as follows:
                                         1998           1997
                                      ----------     ----------
Land .............................   $   782,582    $   782,582
Office buildings and improvements      1,349,321      1,317,766
Furniture, fixtures and equipment      2,830,207      2,159,176
Automobiles ......................       257,257        181,093
                                      ----------     ----------
     Total .......................     5,219,367      4,440,617
     Less accumulated depreciation    (1,920,052)    (1,640,538)
                                      ----------     ----------
     Property and equipment, net .   $ 3,299,315    $ 2,800,079
                                     ===========    ===========

5. Reinsurance
The Company assumes and cedes reinsurance with other insurance companies in the normal course of business. Premiums assumed and ceded were approximately $74,000 and $313,000, respectively for 1998, $58,000 and $242,000, respectively for 1997, and $45,000 and $121,000, respectively for 1996. Ceded reinsurance is comprised of excess of loss treaties, which protects against losses over certain amounts. In the event that the assuming insurance companies are unable to meet their obligations under these contracts, the Company is contingently liable.

6. Reserves for Claims
Changes in the reserves for claims for the years ended December 31 are summarized as follows based on the year in which the policy was written:

                                  1998           1997           1996
                                  -----          ----           ----
Balance, beginning of year    $ 7,622,140     $5,086,065       $3,836,065
Provision related to:
        Current year            4,868,576      2,394,138        1,143,070
        Prior years             3,226,374      2,285,215        1,796,671
                                ----------     ---------       ---------
Total provision charged
to operations                   8,094,950      4,679,353        2,939,741
                              ===========     ==========      ==========

Claims paid, net of recoveries, related to:

        Current year             (280,079)      (333,160)        (64,582)
        Prior years            (2,074,346)    (1,810,118)     (1,625,159)
                                ----------     ---------       ---------
Total claims paid,
net of recoveries              (2,354,425)    (2,143,278)     (1,689,741)
                                ---------      ---------       ---------
Balance, end of year          $13,362,665     $7,622,140      $5,086,065
                              ===========     ==========      ==========
In management's opinion, the reserves are adequate to cover claim losses which might result from pending and possible claims.

7. Common Stock and Stock Options
The Company has adopted Employee Stock Option Purchase Plans (the "Plans") under which options to purchase shares (not to exceed 443,300 shares) of the Company's stock may be granted to key employees of the Company at a price not less than the market value on the date of grant. All options are exercisable at 10 to 20% per year beginning on the date of grant or one year from the date of grant and generally expire in five to ten years. The Company applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its plans, and accordingly, no compensation cost has been recognized. Had compensation cost for the Plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                         1998            1997            1996
                                         ----            ----            ----
Net income:
        As reported                  $5,459,509      $4,530,382       $3,843,537
        Pro forma                     4,872,247       4,427,593        3,767,770
Basic earnings per common share:
        As reported                $       1.95    $       1.63    $       1.39
        Pro forma                          1.74            1.59            1.36
Diluted earnings per common share:
        As reported                $       1.92    $       1.60    $       1.37
        Pro forma                          1.72            1.57            1.34

The estimated weighted average grant-date fair value of options granted for the years ended December 31 are as follows:

                                                       1998     1997     1996
                                                       ----     ----     ----
Exercise price equal to market price on date
     of grant:
        Weighted average exercise price              $25.62    $17.80    $14.60
        Weighted average grant date fair value        11.14      7.09      4.35
Exercise price greater than market price on date
     of grant:
        Weighted average exercise price              $29.15    $  -      $  -
        Weighted average grant date fair value        10.70       -         -

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998, 1997 and 1996, respectively: dividend yield of .5%, .7% and .7%; expected volatility of 22%, 22% and 21%; risk-free interest rates of approximately 5%, 6% and 6%; and expected lives of 5 to 10 years. A summary of the status of the Company's plans as of December 31 and changes during the years ended on those dates is presented below:


                                            1998                  1997                 1996
                                     --------------------  -------------------- -------------------
                                                Weighted-             Weighted-           Weighted-
                                                 Average               Average             Average
                                                Exercise              Exercise            Exercise
                                     Shares       Price   Shares       Price   Shares       Price
                                     ------       -----   ------        ----   ------       -----
Outstanding at beginning of year     80,319    $   11.29  114,010       8.84  107,860     $   7.79
Granted                              52,150        27.51   14,500      17.80   17,400        14.60
Exercised                           (24,985)        8.90  (42,091)      7.18  ( 8,150)        7.41
Terminated                          (10,960)       18.69   (6,100)      9.30   (3,100)        8.50
                                     ------                ------             -------

Outstanding at end of year           96,524    $   19.93   80,319      11.29  114,010     $   8.84
                                     ======                ======             =======

Options exercisable at year-end      37,389    $   12.67   40,896       9.62   37,830     $   7.48
                                     ======                ======             =======



The following table summarizes information about fixed stock options outstanding at December 1998:

                                   Options Outstanding at Year-End                 Options Exercisable at Year-End
                            ---------------------------------------------          -------------------------------
                                                Weighted-        Weighted-                          Weighted-
                                                 Average          Average                            Average
                               Number            Remaining       Exercise              Number       Exercise
 Range of Exercise Prices    Outstanding     Contractual Life     Price              Exercisable     Price
-------------------------    -----------     ----------------     ------             -----------     -----
$    6.75 - $   9.75          25,980               1            $    8.49              23,480     $  8.51
    10.00 -    15.50          18,038               4                14.69               8,498       14.88
    20.00 -    25.00           4,966               9                21.97                 666       22.04
    25.25 -    29.15          47,540               9                27.96               4,745       27.97
                              ------                                                    -----
$    6.75 -   $29.15          96,524               6            $   19.93              37,389     $ 12.67
                              ======                                                   ======

The employee stock options are considered outstanding for the diluted earnings per common share calculation. The total increase in the weighted average shares outstanding related to these equivalent shares was 34,768, 44,281 and 40,715 for 1998, 1997 and 1996, respectively.
     Options to purchase 47,840, 4,900 and 16,400 shares of common stock were outstanding during 1998, 1997 and 1996, respectively, but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common shares.

8. Income Taxes
At December 31 the approximate effect on each component of deferred income taxes and liabilities is summarized as follows:

                                                                                 1998           1997
                                                                                -------       -------
Deferred income tax assets:
        Recorded reserves for claims net of statutory premium reserves      $   858,349        $  -
        Accrued vacation                                                        105,049        70,828
        Reinsurance payable                                                      11,431        13,142
        Bad debt reserve                                                        263,500       119,000
        Provision for equipment disposal                                         95,200           -
        Other                                                                    90,521        62,625
                                                                                 ------        ------
                Total                                                         1,424,050       265,595
                                                                              ---------       -------
Deferred income tax liabilities:
        Statutory premium reserves net of recorded reserves for claims             -          130,577
        Net unrealized gain on investments                                    1,311,995     1,193,461
        Excess of tax over book depreciation                                    148,923       106,034
        Discount accretion on tax-exempt obligations                             34,157        25,696
        Other                                                                     6,820         7,235
                                                                                  -----         -----
                Total                                                         1,501,895     1,463,003
                                                                              ---------     ---------
Net deferred income tax liabilities                                        $     77,845    $1,197,408
                                                                              =========     =========

     A reconciliation of income tax as computed for the years ended December 31 at the U.S. federal statutory income tax rate (34%) to income tax expense follows:

                                                                                     1998           1997                1997
                                                                                -----------     -----------         -----------
Anticipated income tax expense                                                  $ 2,616,473      $2,193,266         $ 1,843,323
Increase (reduction) related to:
State income taxes, net of the federal income tax benefit                            32,778          11,626               9,240
Tax-exempt interest income(net of amortization)                                    (461,731)       (352,477)           (276,678)
Other, net                                                                           48,480          67,985               2,115
                                                                                -----------     -----------         -----------
Provision for income taxes                                                      $ 2,236,000     $ 1,920,400         $ 1,578,000
                                                                                ===========     ===========         ===========

The components of income tax expense for the years ended December 31 are summarized as follows:

                               1998           1997           1996
                        -----------    -----------    -----------
Current:
        Federal         $ 3,421,954    $ 2,329,333    $ 1,586,940
        State                52,143         36,305         14,000
                        -----------    -----------    -----------
                Total     3,474,097      2,365,638      1,600,940
Deferred benefit         (1,238,097)      (445,238)       (22,940)
                        -----------    -----------    -----------
                Total   $ 2,236,000    $ 1,920,400    $ 1,578,000
                        ===========    ===========    ===========

For state income tax purposes, ITIC and NE-ITIC must pay only a gross premium tax.

9. Leases
Rent expense totaled approximately $460,000, $409,000 and $400,000 in 1998, 1997 and 1996, respectively. The future minimum lease payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1998 are summarized as follows:

        Year End:
        1999    $       317,832
        2000            268,242
        2001             87,194
        2002             25,480
                         ------
        Total    $      698,748
                        =======

10. Employee Benefit Plan
     After three years of service, employees are eligible to participate in a Simplified Employee Pension Plan. Contributions, which are made at the discretion of the Company, are based on the employee's salary, but in no case will such contribution exceed $24,000 per employee. All contributions are deposited in Individual Retirement Accounts for participants. Contributions under the plan were approximately $290,000, $259,000 and $216,000 for 1998, 1997 and 1996, respectively.

11. Commitments and Contingencies
     The Company and its subsidiaries are involved in litigation on a number of claims which arise in the normal course of business, none of which, in the opinion of management, is expected to have a material adverse effect on the Company's consolidated financial position.

12. Statutory Accounting
     The consolidated financial statements have been prepared in conformity with generally accepted accounting principles which differ in some respects from statutory accounting practices prescribed or permitted in the preparation of financial statements for submission to insurance regulatory authorities. Stockholders' equity on a statutory basis was $29,069,033 and $23,900,461 as of December 31, 1998 and 1997, respectively. Net income on a statutory basis was $6,667,605, $4,564,782 and $3,322,356 for the twelve months ended December 31, 1998, 1997 and 1996, respectively.


 REPORT OF INDEPENDENT ACCOUNTANTS
Investors Title Company and Subsidiaries:

     We have audited the accompanying consolidated balance sheets of Investors Title Company (the "Company") and its subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Investors Title Company and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.




/s/ Deloitte and Touche, LLP.
Raleigh, North Carolina
January 29, 1999

Shareholder Information
Common Stock Data
The common stock of the Company is traded under the symbol "ITIC" in the over-the-counter market and is quoted on the National Market System of the National Association of Securities Dealers Automated Quotation System ("NASDAQ".) The Company has approximately 1,350 shareholders of record, including shareholders whose shares are held in street name. The following table shows the 1998 and 1997 high and low sales prices reported on the NASDAQ National Market System.


                     1998                    1997
                ----------------      ---------------------
                High       Low          High          Low
                -----      ---          ----          ---
First Quarter   $28.50    $21.25      $15.75        $14.25
Second Quarter  $28.00    $24.50      $15.75        $14.00
Third Quarter   $26.50    $21.00      $20.75        $15.50
Fourth Quarter  $24.50    $16.50      $24.25        $19.625


The Company paid cash dividends of $.03 per share in each of the four quarters during 1998 and 1997.

Market Makers



Davenport & Co. of Virginia, Inc.             Instinet Corporation
Herzog, Heine, Geduld, Inc.            Interstate/Johnson Lane Corporation

Knight Securities, Inc.
Scott & Stringfellow, Inc.

                                       24