Form 10-K405, Exhibit 13
period 1999-12-31
INVESTORS TITLE CO
filed 2000-03-30
CIK 720858

Investors Title Company and Subsidiaries
Financial Highlights
--------------------------------------------------------------------------------

For the Year                                         1999           1998           1997           1996           1995
Net premiums written                            $43,819,565    $45,379,696    $29,875,350    $21,111,155    $15,854,140
-----------------------------------------------------------------------------------------------------------------------
Revenues                                         47,366,559     48,476,263     32,390,516     22,991,182     17,365,950
-----------------------------------------------------------------------------------------------------------------------
Investment income                                 2,175,671      1,834,949      1,628,188      1,352,932      1,140,636
-----------------------------------------------------------------------------------------------------------------------
Net income                                        4,420,394      5,459,509      4,530,382      3,843,537      3,250,658
-----------------------------------------------------------------------------------------------------------------------

Per Share Data
Basic earnings per common share                 $      1.59    $      1.95    $      1.63    $      1.39    $      1.16
-----------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding - Basic       2,776,878      2,806,267      2,782,449      2,772,286      2,804,632
-----------------------------------------------------------------------------------------------------------------------
Diluted earnings per common share               $      1.59    $      1.92    $      1.60    $      1.37    $      1.15
-----------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding - Diluted     2,786,282      2,841,035      2,826,730      2,813,001      2,816,544
-----------------------------------------------------------------------------------------------------------------------
Cash dividends per share                        $       .12    $       .12    $       .12    $      .095    $       .08
-----------------------------------------------------------------------------------------------------------------------

At Year End
Assets                                          $55,156,564    $51,597,812    $41,293,007    $33,642,528    $28,224,276
-----------------------------------------------------------------------------------------------------------------------
Investments in securities                        35,510,048     33,799,124     31,124,410     23,573,663     19,742,639
-----------------------------------------------------------------------------------------------------------------------
Stockholders' equity                             37,501,740     36,328,665     31,128,908     25,988,177     22,209,814
-----------------------------------------------------------------------------------------------------------------------
Book value/share                                      13.70          12.93          11.12           9.39           7.96
-----------------------------------------------------------------------------------------------------------------------

Performance Ratios
Net income to:
  Average stockholders' equity                        11.97%         16.19%         15.86%         15.95%         15.95%
-----------------------------------------------------------------------------------------------------------------------
  Total revenues (profit margin)                       9.33%         11.26%         13.99%         16.72%         18.72%
-----------------------------------------------------------------------------------------------------------------------

                                       4
[GRAPHIC]

MANAGEMENT'S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

The following discussion should be read in conjunction with the consolidated financial statements and the related footnotes on pages 12-22 of this report.

Overview

         Investors Title Company's (the "Company") primary business activity is the issuance of title insurance through its two title insurance subsidiaries, Investors Title Insurance Company ("ITIC") and Northeast Investors Title Insurance Company ("NE-ITIC.") Factors which influence the land title business include mortgage interest rates, the availability of mortgage funds, the level of real estate activity, the cost of real estate, consumer confidence, the supply and demand of real estate, inflation and general economic conditions.

         During the past three years, a strong economy and a general low level of mortgage interest rates combined to favorably impact the level of real estate activity. These factors have contributed to record levels of new and existing home sales and until early 1999, a surge of refinance activity. Although refinance activity decreased in 1999 due to an upward trend in mortgage rates, the overall level of real estate activity and mortgage lending have increased the demand for title insurance.

         According to the Mortgage Bankers Association of America, the annual average 30-year fixed mortgage interest rates over the past three years were reported to be 7.4%, 6.9% and 7.6% in 1999, 1998 and 1997, respectively. Housing starts were 1.66 million, 1.62 million and 1.47 million in 1999, 1998 and 1997, respectively. New and existing home sales were 6.1 million, 5.86 million and
5.19 million in 1999, 1998 and 1997, respectively.

         In January of 1997, 30-year fixed mortgage interest rates were 7.6%, rose to 8.14% in April, and finally began a steady decline to end up the year at 7.1%. Over the course of the year, this .5% overall decline contributed to an increase in real estate sales.

         During 1998, 30-year fixed mortgage interest rates started out at 7.1% and ended the year at 6.74%. The overall decline in interest rates spurred an increase in real estate sales, which was a contributing factor to the increase of $15,504,346 in the Company's 1998 net premiums written as compared with 1997 net premiums written.

         In 1999, 30-year fixed mortgage interest rates climbed steadily, starting the year at 6.74% and ending at 7.91%. The increase in mortgage interest rates resulted in a slowdown in mortgage originations and virtually halted refinance activity. The higher level of interest rates and resulting drop in referral lending contributed substantially to the decrease of $1,560,131 in premiums written in 1999 as compared with 1998 premiums written.

         Management cannot predict the future level of mortgage interest rates nor the impact such rates will have on home sales, housing starts, mortgage lending or other real estate activity. The Company strives to offset the cyclical nature of the real estate market by increasing its market share. These efforts include expanding into new markets by continuing to develop agency relationships, as well as improving market penetration with existing offices and agents.

Credit Rating

         ITIC has been recognized by two independent Fannie Mae approved actuarial firms with rating categories of "A Double Prime - unsurpassed financial stability" and "A - strong overall financial condition."

         NE-ITIC's financial stability has been recognized by two Fannie Mae approved actuarial firms with the rating categories of "A Prime - unsurpassed financial stability" and "A - strong overall financial condition."

Results of Operations
Operating Revenues

         Net premiums written decreased 3% and increased 52% in 1999 and 1998, respectively. The decline in sales in 1999 resulted primarily from increases in mortgage interest rates. In 1999, the number of policies and commitments issued declined to 256,272, a decrease of 9% compared with 281,251 in 1998. In 1998, policies and commitments issued rose by 97,014 policies, an increase of 53% compared with 184,237 in 1997.

         Management believes that factors contributing to the overall growth in the Company's premiums written since 1997 have been (1) the establishment, in 1997, of a Commercial Real Estate Transactions Department to offer assistance in connection with commercial transactions, (2) the refinement of employee incentives and equity based compensation to achieve revenue targets, (3) the increased use of tax-deferred exchanges by real estate investors, (4) continued improvements to proprietary technologies that favorably impact labor costs and increase productivity, and (5) the establishment of a National Accounts Department, which through an extensive network of attorneys and agents, acts as a liaison for customers by placing title orders and providing regular follow-up throughout the entire settlement process.

         Shown below is a schedule of net premiums written for 1999, 1998 and 1997 in all states where our two insurance subsidiaries, ITIC and NE-ITIC, currently underwrite insurance:

                            1999             1998            1997
                       --------------------------------------------
Alabama                $      1,003    $       --      $       --
Arkansas                       --            17,711            --
Florida                        --            75,957          95,790
Georgia                     499,194         715,560         558,988
Indiana                     409,630         158,194         111,131
Kentucky                      4,527             252             265
Maryland                    597,470         515,763          94,253
Michigan                  6,760,538       9,145,165       4,796,435
Minnesota                 1,693,036       1,044,599         198,728
Mississippi                  22,537          37,479          29,183
Nebraska                  1,135,924         791,121         572,685
New York                    542,497         507,324         441,479
North Carolina           19,713,637      21,188,663      15,368,830
Pennsylvania                 45,682           7,783           1,019
South Carolina            5,016,808       3,940,872       3,006,167
Tennessee                   607,047         219,649         140,937
Virginia                  6,143,420       7,020,000       4,642,834
West Virginia               895,745         232,426            --
Wisconsin                     9,350            --              --
                       ------------    ------------    ------------
  Direct Premiums        44,098,045      45,618,518      30,058,724
Reinsurance Assumed          46,732          73,805          58,447
Reinsurance Ceded          (325,212)       (312,627)       (241,821)
                       ------------    ------------    ------------
Net Premiums Written   $ 43,819,565    $ 45,379,696    $ 29,875,350
                       ============    ============    ============

                                       8
[GRAPHIC]

         Branch net premiums written as a percentage of total net premiums written were 45.2%, 46.9% and 51.9% in 1999, 1998 and 1997, respectively. Net premiums written from branch operations decreased 6.9% in 1999 compared with 1998 and increased 37.2% in 1998 compared with 1997.

         Agency net premiums written as a percentage of total net premiums written were 54.8%, 53.1% and 48.1% in 1999, 1998 and 1997, respectively. Net premiums written from agency operations remained virtually flat in 1999 compared with 1998. Net premiums written from agency operations increased 67.8% in 1998 compared with 1997 due to the Company's efforts to increase the distribution of its products through an agency network.

Seasonality

         Title insurance premiums are closely related to the level of real estate activity and the average price of real estate sales. The availability of funds to finance purchases directly affects real estate sales. Other factors include consumer confidence, economic conditions, supply and demand, mortgage interest rates and family income levels. Generally, the first quarter has the least real estate activity, while the remaining quarters are more active. Fluctuations in mortgage interest rates can cause shifts in real estate activity outside of the normal seasonal pattern, especially as these changes relate to refinance activity.

Investment Income

         Investments are an integral part of the Company's business. In formulating its investment strategy, the Company has emphasized after-tax income. Investments in marketable securities have increased from funds retained in the Company. The investments are primarily in debt securities, and to a lesser extent, equity securities. The maturity schedule of investments has primarily remained within 20 years.

         As new funds become available, they are invested in accordance with the Company's investment policy and corporate goals. Securities purchased may include a combination of taxable fixed income securities, tax-exempt securities and equities. The Company strives to maintain a high quality investment portfolio.

         Investment income increased 18.6% and 12.7% in 1999 and 1998, respectively. These increases were primarily attributable to increases in the average investment portfolio balances coupled with a slight rise in interest rates in 1999.

Expenses

         Profit margins were 9.33%, 11.26% and 13.99% in 1999, 1998 and 1997, respectively. The decrease in net premiums written coupled with increases in operating expenses (primarily salaries and employee benefits, office occupancy and operations, business development and professional fees), contributed to the decline in profit margin for 1999. These operating expenses increased primarily due to investments in technology and costs associated with entering and supporting new marketing areas. In 1998, the profit margin declined primarily due to increased commissions paid to agents coupled with a rise in the claims provision. Margins from agent business are typically lower than those from branch business since agent commissions are generally higher than the operating expenses incurred for direct business. In order to maintain and improve margins, the Company continues to refine operating procedures to better support its branch offices and agents and has implemented cost control programs designed to evaluate and reduce expenses.

         Commissions decreased 2% in 1999 and increased 72.9% and 74.1% in 1998 and 1997, respectively. The increases in 1998 and 1997 were due to increased business from agent sources. Overall, commission expense as a percentage of agent premiums written has remained relatively constant for the last three years. Commission rates vary geographically and may be influenced by state regulations.

         The provision for claims as a percentage of net premiums written was 13.8%, 17.8% and 15.7% in 1999, 1998 and 1997, respectively. The decrease in the 1999 claims provision was due to a decrease in the reserves necessary for policies written in years prior to 1999. The increase in the 1998 claims provisions was primarily due to increases in claims payments and the reserves for claims. Payments of claims, net of recoveries, were $3,524,064, $2,354,425 and $2,143,278 in 1999, 1998 and 1997.

         The Company has continued to strengthen its reserves for claims. At December 31, 1999, the total reserves for claims were $15,864,665. Of that total, $2,494,563 was reserved for specific claims, and $13,370,102 was reserved for claims for which the Company had no notice. Management relies on actuarial techniques to estimate future claims by analyzing historical claim payment patterns. Claims reserves are reviewed and certified as to their adequacy by independent actuaries annually. There are no known claims that are expected to have a materially adverse effect on the Company's financial position.

         Salaries as a percentage of net premiums written were 17.6%, 14.1% and 15.2% in 1999, 1998 and 1997, respectively. Office occupancy and operations as a percentage of net premiums was 9.7%, 7.1% and 8.4% in 1999, 1998 and 1997, respectively. In 1999, the increases in salaries and office occupancy and operations were due to investments in technology and costs associated with entering and supporting new market areas.

         Premium and retaliatory taxes decreased 2.1% in 1999 and increased 48.6% and 40.8% in 1998 and 1997, in direct proportion to the fluctuations in premium volume.

         The Company recorded a reserve of $280,000 in 1998 in order to write-off certain electronic data processing equipment. In 1999, the liability related to this reserve was removed and the related equipment was replaced as a result of internal technology upgrades and Year 2000 compliance initiatives. See discussion of Year 2000 issues in "Other Matters."

Net Income

         The Company reported a decrease in net income of 19% in 1999 and an increase in net income of 20.5% and 17.9% in 1998 and 1997, respectively. The decrease in 1999 was due to a decrease in net premiums written of 3.4% coupled with increases in certain operating expenses. The increases in 1998 and 1997 were primarily attributable to increased revenues and improved operating efficiencies resulting from expense control procedures, partially offset by increased commissions and claims expense.

Liquidity and Capital Resources

         Cash flows provided by operating activities were $7,738,524, $8,887,438 and $5,233,328 in 1999, 1998 and 1997, respectively. The decrease in 1999 was primarily the result of the decrease in net income compared with 1998.

         As of December 31, 1999 and 1998, approximately $33,322,000 and $31,219,000 respectively, of the consolidated stockholders' equity represents net assets of the Company's subsidiaries that cannot be transferred in the form of dividends, loans or advances to the parent company under statutory regulations without prior insurance department approval. The parent company's ability to pay dividends and operating expenses is dependent on funds received from the insurance subsidiaries. These funds should be adequate to meet the parent company's operating needs.

                                       9
                                                                       [GRAPHIC]

         On December 9, 1996, the Board of Directors approved the repurchase by the Company of up to 150,000 shares of the Company's common stock from time to time at prevailing market prices. A portion of the repurchases is to avoid dilution to existing shareholders as a result of issuances of stock in connection with stock options and stock bonuses. Pursuant to this approval, the Company has repurchased 99,645 shares at an average price of $19.05 during 1999, 22,010 shares at an average purchase price of $23.60 per share during 1998, and 22,134 shares at an average purchase price of $17.10 per share during 1997. On May 11, 1999 the Board of Directors also approved the repurchase of an additional 200,000 shares of the Company's common stock.

         During the twelve months ended December 31, 1999, the Company repurchased common stock valued at $1,897,895 and redistributed previously acquired common stock valued at $348,843 in satisfaction of stock option exercises and stock bonuses under the Company's Long Term Incentive Plans. In 1999, retained earnings and common stock combined had a net increase of $2,528,653, after repurchases and distributions reduced retained earnings and common stock by $816,600 and $732,452, respectively.

         Management believes that funds generated from operations (primarily underwriting and investment income) will enable the Company to adequately meet its operating needs and is unaware of any trend likely to result in adverse liquidity changes. In addition to operational liquidity, the Company maintains a high degree of liquidity within its investment portfolio in the form of short-term investments and other readily marketable securities.

Other Matters
Year 2000 Issues

         The Company's Year 2000 Project Committee (the "Committee") is comprised of department heads and high-level managers representing each of the Company's departments. Under the leadership of the Vice President of Information Systems, the Committee worked through the Year 2000 transition to ensure that all aspects of the Company's business and operations continued normally.

         As of March 6, 2000, the Company has not experienced business interruptions from Year 2000 issues, either internally or with its third party business partners and vendors. Business operations continued uninterrupted through the December 31, 1999 to January 1, 2000 transition, as well as the Leap Year transition (from February 29, 2000 through March 1, 2000.)

         The Company's efforts to complete its regular technology refresh project helped to mitigate the possibility of Year 2000 interruptions. The planned technology refresh kept costs directly associated to Year 2000 to approximately $20,000. At this time, the Company does not expect to incur additional costs directly related to its Year 2000 initiative.

         Although the Company believes it has completed all phases of its Year 2000 initiative in sufficient time to identify and remedy any non-compliant programs and systems, future failures experienced by third party vendors could negatively impact the Company's operations.

Quantitative and Qualitative Disclosures
About Market Risk

         The Company's primary exposure to market risk relates to the impact of adverse changes in market rates and prices of its investment portfolio. Adverse changes in interest rates diminish the value of fixed income securities and preferred stock and decreases in stock market values diminish the value of common stocks held.

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

Interest Rate Risk

         Interest rate risk is the risk that the Company will incur economic losses due to adverse changes in interest rates. This risk arises from the Company's investments in interest-sensitive debt securities. These securities are primarily fixed-rate municipal and corporate bonds. The Company does not purchase such securities for trading purposes. At December 31, 1999, the Company had approximately $30.4 million in fixed rate bonds. The Company manages the interest rate risk inherent in its assets by monitoring its liquidity needs and by targeting a specific range for the portfolio's duration or weighted average maturity.

         To determine the potential effect of interest rate risk on interest-sensitive assets, the Company calculates the effect of a 10% change in prevailing interest rates ("rate shock") on the fair market value of these securities considering stated interest rates and time to maturity. Based upon the information and assumptions the Company uses in its calculation and in effect at December 31, 1999, management estimates that a 10% immediate, parallel increase in prevailing interest rates would decrease the net fair market value of its debt securities by approximately $1.3 million. The selection of a 10% immediate parallel increase in prevailing interest rates should not be construed as a prediction by the Company's management of future market events; but rather, to illustrate the potential impact of such an event. To the extent that actual results differ from the assumptions utilized, the Company's rate shock measures could be significantly impacted. Additionally, the Company's calculation assumes that the current relationship between short-term and long-term interest rates (the term structure of interest rates) will remain constant over time. As a result, these calculations may not fully capture the impact of non-parallel changes in the term structure of interest rates and/or large changes in interest rates.

Equity Price Risk

         Equity price risk is the risk that the Company will incur economic losses due to adverse changes in a particular stock or stock index. At December 31, 1999, the Company had approximately $5 million in common stocks. By internal policy, the Company's maximum exposure to the equity market is limited to 20% of the Company's statutorily admitted assets. Equity price risk is addressed in part by varying the specific allocation of equity investments over time pursuant to management's assessment of market and business conditions and ongoing liquidity needs analysis. The Company's largest equity exposure is declines in the S&P 500; its portfolio of equity instruments is similar to those that

                                       10
[GRAPHIC]
comprise this index. Based upon the information and assumptions the Company uses in its calculation and in effect at December 31, 1999, management estimates that an immediate decrease in the S&P 500 of 10% would decrease the net fair value of the Company's assets identified above by approximately $500,000. The selection of a 10% immediate decrease in the S&P 500 should not be construed as a prediction by the Company's management of future market events; but rather, to illustrate the potential impact of such an event. Since this calculation is based on historical performance, projecting future price volatility using this method involves an inherent assumption that historical volatility and correlation relationships will remain stable. Therefore, the results noted above may not reflect the Company's actual experience if future volatility and correlation relationships differ from such historical relationships.

Safe Harbor Statement

         Except for the historical information presented, the matters disclosed in the foregoing discussion and analysis and other parts of this report include forward-looking statements. These statements represent the Company's current judgment on the future and are subject to risks and uncertainties that could cause actual results to differ materially. Such factors include, without limitation: (1) that the demand for title insurance will vary with factors beyond the control of the Company such as changes in mortgage interest rates, availability of mortgage funds, level of real estate activity, cost of real estate, consumer confidence, supply and demand for real estate, inflation and general economic conditions; (2) that losses from claims may be greater than anticipated such that reserves for possible claims are inadequate; (3) that unanticipated adverse changes in securities markets could result in material losses on investments made by the Company; and (4) the dependence of the Company on key management personnel the loss of whom could have a material adverse affect on the Company's business. The Company's discussion of Year 2000 issues under the heading "Other Matters" contains forward-looking statements that are subject to risks and uncertainties that could cause the actual results to differ from those projected. These include the risks associated with unidentified technological issues associated with the Company's own Year 2000 compliance efforts and the compliance efforts of third parties on whose systems the Company relies. Other risks and uncertainties may be described from time to time in the Company's other reports and filings with the Securities and Exchange Commission.


SELECTED QUARTERLY FINANCIAL DATA

                                     March 31      June 30     September 30   December 31
1999
Net premiums written                $10,694,237   $12,384,887   $11,258,080   $ 9,482,361
-----------------------------------------------------------------------------------------
Investment income                       470,127       498,650       544,322       662,572
-----------------------------------------------------------------------------------------
Net income                            1,176,318     1,472,027     1,303,516       468,533
-----------------------------------------------------------------------------------------
Basic earnings per common share             .42           .53           .47           .17
-----------------------------------------------------------------------------------------
Diluted earnings per common share           .42           .53           .47           .17
-----------------------------------------------------------------------------------------

1998
Net premiums written                $ 9,441,848   $11,306,051   $11,678,518   $12,953,279
-----------------------------------------------------------------------------------------
Investment income                       420,286       445,491       459,947       509,225
-----------------------------------------------------------------------------------------
Net income                            1,067,621     1,375,299     1,546,940     1,469,649
-----------------------------------------------------------------------------------------
Basic earnings per common share             .38           .49           .55           .52
-----------------------------------------------------------------------------------------
Diluted earnings per common share           .38           .48           .55           .52
-----------------------------------------------------------------------------------------

                                       11
                                                                       [GRAPHIC]

Investors Title Company and Subsidiaries
Consolidated Balance Sheets
as of December 31, 1999 and 1998

                                                                                                             1999          1998
                                                                                                         -----------   -----------
Assets
   Cash and cash equivalents .........................................................................   $ 7,554,297   $ 8,141,354
   Investments in securities (Notes 2 and 3):
      Fixed maturities:
      Held-to-maturity, at amortized cost (fair value:  1999: $4,446,988;
         1998: $5,515,532 ............................................................................     4,565,871     5,287,458
      Available-for-sale, at fair value (amortized cost: 1999: $26,629,880;
         1998: $22,131,173) ..........................................................................    25,931,918    23,235,754
   Equity securities, at fair value (cost: 1999: $2,510,505; 1998: $2,522,793) .......................     5,012,259     5,275,912
                                                                                                         -----------   -----------
         Total investments ...........................................................................    35,510,048    33,799,124

   Premiums receivable (less allowance for doubtful accounts: 1999 and 1998: $775,000) ...............     3,292,001     5,357,000
   Accrued interest and dividends ....................................................................       521,624       481,741
   Prepaid expenses and other assets .................................................................       930,981       410,778
   Property acquired in settlement of claims .........................................................       191,617       108,500
   Property, net (Note 4) ............................................................................     5,836,466     3,299,315
   Prepaid federal income taxes ......................................................................       705,437            --
   Deferred income taxes, net (Note 8) ...............................................................       614,093            --
                                                                                                         -----------   -----------
Total Assets .........................................................................................   $55,156,564   $51,597,812
                                                                                                         ===========   ===========

Liabilities and Stockholders' Equity
Liabilities:
   Reserves for claims (Note 6) ......................................................................   $15,864,665   $13,362,665
   Accounts payable and accrued liabilities ..........................................................     1,560,936     1,258,802
   Commissions and reinsurance payables (Note 5) .....................................................       208,605        84,598
   Premium taxes payable .............................................................................        20,618       277,887
   Current income taxes payable ......................................................................            --       207,350
   Deferred income taxes, net (Note 8) ...............................................................            --        77,845
                                                                                                         -----------   -----------
      Total liabilities ..............................................................................    17,654,824    15,269,147
                                                                                                         -----------   -----------
Commitments and Contingencies
   (Notes 5, 9 and 11)

Stockholders' Equity (Notes 2, 3, 7 and 12):
   Common stock-no par value (shares authorized 6,000,000; 2,855,744 and
      2,855,744 shares issued; and 2,736,961 and 2,809,123 shares
      outstanding 1999 and 1998, respectively) .......................................................             1       732,453
   Retained earnings..................................................................................    36,311,613    33,050,508
   Accumulated other comprehensive income (net unrealized gain on investments)
      (net of deferred taxes: 1999: $613,667; 1998: $1,311,995) (Note 8) .............................     1,190,126     2,545,704
                                                                                                         -----------   -----------
      Total stockholders' equity .....................................................................    37,501,740    36,328,665
                                                                                                         -----------   -----------
Total Liabilities and Stockholders' Equity ...........................................................   $55,156,564   $51,597,812
                                                                                                         ===========   ===========

See notes to consolidated financial statements.


                                       12
[GRAPHIC]

Investors Title Company and Subsidiaries
Consolidated Statements of Income
for the Years Ended December 31, 1999, 1998 and 1997

                                                             1999          1998           1997
                                                          -----------   -----------   -----------
Revenues:
   Underwriting income:
      Premiums written (Note 5) .......................   $44,144,777   $45,692,323   $30,117,171
   Less-premiums for reinsurance ceded (Note 5) .......       325,212       312,627       241,821
                                                          -----------   -----------   -----------
      Net premiums written ............................    43,819,565    45,379,696    29,875,350
   Investment income-interest and dividends (Note 3) ..     2,175,671     1,834,949     1,628,188
   Net realized gain on sales of investments (Note 3) .       418,395       398,610       269,396
   Other ..............................................       952,928       863,008       617,582
                                                          -----------   -----------   -----------
      Total ...........................................    47,366,559    48,476,263    32,390,516
                                                          -----------   -----------   -----------
Operating Expenses:
   Commissions to agents ..............................    17,045,552    17,399,629    10,065,249
   Provision for claims (Note 6) ......................     6,026,064     8,094,950     4,679,353
   Salaries ...........................................     7,699,812     6,384,965     4,543,598
   Employee benefits and payroll taxes (Notes 7 and 10)     2,142,516     1,863,400     1,578,688
   Office occupancy and operations (Note 9) ...........     4,238,753     3,241,118     2,512,370
   Business development ...............................     1,662,485     1,381,717     1,091,812
   Taxes, other than payroll and income ...............       265,467       262,995       168,607
   Premium and retaliatory taxes ......................       862,414       880,885       592,660
   Professional fees ..................................       782,331       391,971       317,294
   Provision for equipment disposal ...................            --       280,000            --
   Other ..............................................       179,771       599,124       390,103
                                                          -----------   -----------   -----------
      Total ...........................................    40,905,165    40,780,754    25,939,734
                                                          -----------   -----------   -----------

Income Before Income Taxes ............................     6,461,394     7,695,509     6,450,782
Provision For Income Taxes (Note 8) ...................     2,041,000     2,236,000     1,920,400
                                                          -----------   -----------   -----------
Net Income (Note 12) ..................................   $ 4,420,394   $ 5,459,509   $ 4,530,382
                                                          ===========   ===========   ===========
Basic Earnings per Common Share .......................   $      1.59   $      1.95   $      1.63
                                                          ===========   ===========   ===========
Weighted Average Shares Outstanding - Basic ...........     2,776,878     2,806,267     2,782,449
                                                          ===========   ===========   ===========
Diluted Earnings per Common Share (Note 7) ............   $      1.59   $      1.92   $      1.60
                                                          ===========   ===========   ===========
Weighted Average Shares Outstanding - Diluted .........     2,786,282     2,841,035     2,826,730
                                                          ===========   ===========   ===========

See notes to consolidated financial statements.


                                       13
                                                                       [GRAPHIC]

Investors Title Company and Subsidiaries
Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 1999, 1998 and 1997


                                                                                                 Accumulated
                                                                                             Other Comprehensive
                                                                                                 Income (Net        Total
                                                        Common Stock              Retained     Unrealized Gain   Stockholders'
                                                     Shares         Amount        Earnings     on Investments)      Equity
                                                    ---------    ------------    ------------    ------------    ------------
Balance,
    January 31, 1997 .........................      2,767,830    $    722,321    $ 23,745,995    $  1,519,861    $ 25,988,177
    Net income ...............................                                      4,530,382                       4,530,382
    Dividends ($.12 per share) ...............                                       (342,689)                       (342,689)
    Distributions of 32,410 shares
       of common stock (net of purchases) ....         32,410         157,291                                         157,291
    Net unrealized gain on investments .......                                                        795,747         795,747
                                                    ---------    ------------    ------------    ------------    ------------

Balance,
    December 31, 1997 ........................      2,800,240         879,612      27,933,688       2,315,608      31,128,908
    Net income ...............................                                      5,459,509                       5,459,509
    Dividends ($.12 per share) ...............                                       (342,689)                       (342,689)
    Distributions of 8,883 shares
       of common stock (net of purchases) ....          8,883        (147,159)                                       (147,159)
    Net unrealized gain on investments .......                                                        230,096         230,096
                                                    ---------    ------------    ------------    ------------    ------------

Balance,
    December 31, 1998 ........................      2,809,123         732,453      33,050,508       2,545,704      36,328,665
    Net income ...............................                                      4,420,394                       4,420,394
    Dividends ($.12 per share) ...............                                       (342,689)                       (342,689)
    Purchases of 72,162 shares
       of common stock (net of distributions)         (72,162)       (732,452)       (816,600)                     (1,549,052)
    Net unrealized gain on investments .......                                                     (1,355,578)     (1,355,578)
                                                    ---------    ------------    ------------    ------------    ------------

Balance,
    December 31, 1999 ........................      2,736,961    $          1    $ 36,311,613    $  1,190,126    $ 37,501,740
                                                    =========    ============    ============    ============    ============

Investors Title Company and Subsidiaries
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 1999, 1998 and 1997

                                                                                   1999           1998           1997
                                                                               -----------    -----------    -----------
Net Income ................................................................... $ 4,420,394    $ 5,459,509    $ 4,530,382
                                                                               -----------    -----------    -----------
Other comprehensive income, before tax:
   Unrealized gain (loss) on investments arising during the year..............  (1,635,511)       747,240      1,475,645
   Less: reclassification adjustment for gains
      realized in net income .................................................    (418,395)      (398,610)      (269,396)
                                                                               -----------    -----------    -----------
   Other comprehensive income (loss), before tax..............................  (2,053,906)       348,630      1,206,249
   Income tax expense (benefit) related to unrealized
      gain (loss) on investments arising during the year .....................    (556,074)       254,061        501,719
   Income tax benefit related to reclassification
      adjustment for net gain realized in net income .........................    (142,254)      (135,527)       (91,217)
                                                                               -----------    -----------    -----------
   Net income tax expense (benefit) on other comprehensive income ............    (698,328)       118,534        410,502
                                                                               -----------    -----------    -----------

Other comprehensive income (loss).............................................  (1,355,578)       230,096        795,747
                                                                               -----------    -----------    -----------
Comprehensive income ......................................................... $ 3,064,816    $ 5,689,605    $ 5,326,129
                                                                               ===========    ===========    ===========

See notes to consolidated financial statements.


                                       14
[GRAPHIC]

Investors Title Company and Subsidiaries
Consolidated Statements of Cash Flows
for the Years Ended December 31, 1999, 1998 and 1997

                                                                                    1999           1998           1997
                                                                                -----------    -----------    -----------
Operating Activities:
Net income .....................................................................$ 4,420,394    $ 5,459,509    $ 4,530,382
   Adjustments to reconcile net income to net cash
         provided by operating activities:
      Depreciation .............................................................    470,843        393,026        346,547
      Amortization (accretion), net ............................................     34,195         (4,141)         3,767
      Provision for losses on premiums receivable ..............................         --        425,000        150,000
      Provision for equipment disposal .........................................         --        280,000             --
      (Gain) loss on disposals of property .....................................     45,216        (16,182)         7,326
      Net realized gain on sales of investments ................................   (418,395)      (398,610)      (269,396)
      Provision (benefit) for deferred income taxes ............................      6,390     (1,238,097)      (445,238)
      Provision for claims......................................................  6,026,064      8,094,950      4,679,353
      Payments of claims, net of recoveries..................................... (3,524,064)    (2,354,425)    (2,143,278)
   Changes in assets and liabilities:
      (Increase) decrease in receivables and other assets.......................  1,421,796     (2,237,678)    (1,635,116)
      Increase in accounts payable and accrued liabilities .....................    302,134        189,430         71,613
      Increase (decrease) in commissions and reinsurance payables ..............    124,007        (11,643)        35,339
      Increase (decrease) in premium taxes payable .............................   (257,269)       124,030         52,091
      Increase (decrease) in current income taxes payable ......................   (912,787)       182,269       (150,062)
                                                                                -----------    -----------    -----------
      Net cash provided by operating activities.................................  7,738,524      8,887,438      5,233,328
                                                                                -----------    -----------    -----------
Investing Activities:
   Purchases of available-for-sale securities................................... (6,036,921)    (4,354,272)    (9,036,039)
   Purchases of held-to-maturity securities ....................................   (100,986)    (1,025,057)      (297,951)
   Proceeds from sales of available-for-sale securities ........................  1,948,391      2,880,022      2,530,426
   Proceeds from sales of held-to-maturity securities ..........................    808,886        575,974        724,123
   Purchases of property........................................................ (3,077,730)    (1,187,008)      (422,111)
   Proceeds from disposals of property .........................................     24,520         30,928         32,229
                                                                                -----------    -----------    -----------
      Net cash used in investing activities..................................... (6,433,840)    (3,079,413)    (6,469,323)
                                                                                -----------    -----------    -----------
Financing Activities:
   Distributions (repurchases) of common stock.................................. (1,549,052)      (147,159)       157,291
   Dividends paid ..............................................................   (342,689)      (342,689)      (342,689)
                                                                                -----------    -----------    -----------
      Net cash used in financing activities..................................... (1,891,741)      (489,848)      (185,398)
                                                                                -----------    -----------    -----------

Net Increase (Decrease) in Cash and Cash Equivalents ...........................   (587,057)     5,318,177     (1,421,393)
Cash and Cash Equivalents, Beginning of Year....................................  8,141,354      2,823,177      4,244,570
                                                                                -----------    -----------    -----------
Cash and Cash Equivalents, End of Year .........................................$ 7,554,297    $ 8,141,354    $ 2,823,177
                                                                                ===========    ===========    ===========
Supplemental Disclosures:
   Cash Paid During the Year for:
      Income Taxes .............................................................$ 2,947,397    $ 3,293,000    $ 2,516,000
                                                                                ===========    ===========    ===========

See notes to consolidated financial statements.


                                       15
                                                                       [GRAPHIC]

Investors Title Company and Subsidiaries
Notes to Consolidated Financial Statements

1.  Basis of Presentation and Summary of Significant Accounting Policies

         Description of Business - Investors Title Company ("the Company"), through its wholly-owned subsidiaries, Investors Title Insurance Company ("ITIC") and Northeast Investors Title Insurance Company ("NE-ITIC"), is licensed to insure titles to residential, institutional, commercial, and industrial properties. The Company issues title insurance policies through approved attorneys from underwriting offices in North Carolina and South Carolina, and through independent issuing agents in Alabama, Georgia, Indiana, Kentucky, Maryland, Michigan, Minnesota, Mississippi, Nebraska, New York, Pennsylvania, South Carolina, Tennessee, Virginia, West Virginia, and Wisconsin. The majority of the Company's business is concentrated in Michigan, North Carolina, South Carolina and Virginia. Investors Title Exchange Corporation ("ITEC"), a wholly-owned subsidiary, acts as an intermediary in tax-free exchanges of property held for productive use in a trade or business or for investments. ITEC's income is derived from fees for handling exchange transactions.

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

Comprehensive Income

         Effective January 1, 1998, the Company adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130".) Adoption of this standard required the Company to (a) classify items of other comprehensive income by their nature in the financial statements and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet. The Company's other comprehensive income is solely comprised of its unrealized holding gains on available-for-sale securities.

                                       16
[GRAPHIC]

Escrows and Trust Deposits

         As a service to its customers, the Company, through its subsidiaries, administers escrow and trust deposits representing undisbursed amounts received for settlements of mortgage loans and indemnities against specific title risks. In administering tax-free exchanges, ITEC serves as qualified intermediary for exchangers, holding the net sales proceeds from relinquished property to be used for purchase of replacement property. Cash and other assets held by the Company for these purposes were approximately $33,783,000 and $18,564,000 as of December 31, 1999 and 1998, respectively. These amounts are not considered assets of the Company and, therefore, are excluded from the accompanying consolidated balance sheets.

Accounting Changes Pending Implementation

         In June 1998, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company will be required to adopt the new reporting guidelines for the fiscal year beginning January 1, 2001. The Company has not fully analyzed the provisions of this statement or its effects on the Company.

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

2. Statutory Restrictions on Consolidated Stockholders' Equity and Investments

         The Company has designated approximately $17,740,000 and $16,753,000 of retained earnings as of December 31, 1999 and 1998, respectively, as appropriated to reflect the required statutory premium reserve. See Note 8 for the tax treatment of the statutory premium reserve.

         As of December 31, 1999 and 1998, approximately $33,322,000 and $31,219,000 respectively, of consolidated stockholders' equity represents net assets of the Company's insurance subsidiaries that cannot be transferred in the form of dividends, loans or advances to the parent company under statutory regulations without prior insurance department approval.

         Bonds and certificates of deposit totaling approximately $3,120,000 at December 31, 1999 and 1998, respectively, are deposited with the insurance departments of the states in which business is conducted. These investments are restricted as to withdrawal as required by law.

3. Investments in Securities

         The aggregate fair value, gross unrealized holding gains, gross unrealized holding losses, and amortized cost for securities by major security type at December 31 are as follows:

                                                                                    Gross          Gross
                                                                    Amortized    Unrealized     Unrealized      Fair
                                                                       Cost         Gains         Losses        Value
                                                                   -----------   -----------   -----------   -----------
December 31, 1999
-----------------
Fixed maturities -
    Held-to-maturity, at amortized cost:
       Certificates of deposit .................................   $    98,982   $        --   $        --   $    98,982
       Obligations of states and political subdivisions ........     4,466,889        48,784       167,667     4,348,006
                                                                   -----------   -----------   -----------   -----------
       Total ...................................................   $ 4,565,871   $    48,784   $   167,667   $ 4,446,988
                                                                   ===========   ===========   ===========   ===========

Fixed maturities -
    Available-for-sale, at fair value:
       Obligations of states and political subdivisions ........   $21,604,961   $   188,372   $   798,879   $20,994,454
       Corporate debt securities ...............................     5,024,919         3,029        90,484     4,937,464
                                                                   -----------   -----------   -----------   -----------
       Total ...................................................   $26,629,880   $   191,401   $   889,363   $25,931,918
                                                                   ===========   ===========   ===========   ===========

Equity securities, at fair value -
    Common stocks and nonredeemable preferred stocks............   $ 2,510,505   $ 2,686,419   $   184,665   $ 5,012,259
                                                                   ===========   ===========   ===========   ===========

                                       17
                                                                       [GRAPHIC]

                                                                                      Gross        Gross
                                                                      Amortized    Unrealized    Unrealized        Fair
                                                                         Cost         Gains        Losses         Value
                                                                     -----------   -----------   -----------   -----------
December 31, 1998
-----------------
Fixed maturities -
         Held-to-maturity, at amortized cost:
                  Certificates of deposit ........................   $    98,982   $      --     $      --     $    98,982
                  Obligations of states and political subdivisions     5,188,476       229,215         1,141     5,416,550
                                                                     -----------   -----------   -----------   -----------
                  Total ..........................................   $ 5,287,458   $   229,215   $     1,141   $ 5,515,532
                                                                     ===========   ===========   ===========   ===========

Fixed maturities -
         Available-for-sale, at fair value:
                  Obligations of states and political subdivisions   $21,196,280   $ 1,060,745   $     5,711   $22,251,314
                  Corporate debt securities ......................       934,893        49,547          --         984,440
                                                                     -----------   -----------   -----------   -----------
                  Total ..........................................   $22,131,173   $ 1,110,292   $     5,711   $23,235,754
                                                                     ===========   ===========   ===========   ===========

Equity securities, at fair value
         Common stocks and nonredeemable preferred stocks ........   $ 2,522,793   $ 2,975,216   $   222,097   $ 5,275,912
                                                                     ===========   ===========   ===========   ===========




The scheduled maturities of fixed maturities at December 31, 1999 are as follows:

                                                                        Available-for-Sale           Held-to-Maturity
                                                                     -------------------------   -------------------------
                                                                      Amortized       Fair        Amortized       Fair
                                                                        Cost          Value          Cost         Value
                                                                     -----------   -----------   -----------   -----------
Due in one year or less ..........................................   $   450,000   $   450,778   $   158,982   $   159,550
Due after one year through five years ............................     5,737,931     5,707,285        78,824        83,975
Due after five years through ten years ...........................     6,028,967     5,970,829     1,242,181     1,252,139
Due after ten years ..............................................    14,412,982    13,803,026     3,085,884     2,951,324
                                                                     -----------   -----------   -----------   -----------
                  Total ..........................................   $26,629,880   $25,931,918   $ 4,565,871   $ 4,446,988
                                                                     ===========   ===========   ===========   ===========

Earnings on investments and net realized gains for the years ended December 31 are as follows:

                                                                                         1999         1998         1997
                                                                                      ----------   ----------   ----------
Fixed maturities ..................................................................   $1,571,121   $1,433,063   $1,186,248
Equity securities .................................................................      191,741      168,904      191,471
Invested cash and other short-term investments ....................................      401,060      212,652      245,907
Miscellaneous interest ............................................................       11,749       20,330        4,562
Net realized gains ................................................................      418,395      398,610      269,396
                                                                                      ----------   ----------   ----------
                  Investment income ...............................................   $2,594,066   $2,233,559   $1,897,584
                                                                                      ==========   ==========   ==========

Gross realized gains and losses on sales of available-for-sale securities for the years ended December 31 are summarized as follows:

                                                                                          1999         1998        1997
                                                                                       ---------    ---------    ---------
Gross realized gains:
         Debt securities ...........................................................   $    --      $   3,133    $   1,520
         Obligations of states and political subdivisions ..........................       8,509       12,192        2,121
         Common stocks and nonredeemable preferred stocks ..........................     520,429      751,493      369,779
                                                                                       ---------    ---------    ---------
                  Total ............................................................     528,938      766,818      373,420
                                                                                       ---------    ---------    ---------

Gross realized losses:
         Obligations of states and political subdivisions ..........................        (563)      (3,983)      (1,554)
         Debt securities ...........................................................        --       (125,000)     (29,278)
         Common stocks and nonredeemable preferred stocks ..........................    (109,980)    (239,225)     (73,192)
                                                                                       ---------    ---------    ---------
                  Total ............................................................    (110,543)    (368,208)    (104,024)
                                                                                       ---------    ---------    ---------
         Net realized gain .........................................................   $ 418,395    $ 398,610    $ 269,396
                                                                                       =========    =========    =========

4. Property


Property and equipment and estimated useful lives at December 31 are summarized as follows:

                                                                                                   1999            1998
                                                                                                -----------    -----------
Land ........................................................................................   $ 1,107,582    $   782,582
Office buildings and improvements (25 years) ................................................     1,599,321      1,349,321
Furniture, fixtures and equipment (5 to 10 years) ...........................................     4,335,523      2,830,207
Automobiles (3 years) .......................................................................       338,564        257,257
                                                                                                -----------    -----------
         Total ..............................................................................     7,380,990      5,219,367
         Less accumulated depreciation ......................................................    (1,544,524)    (1,920,052)
                                                                                                -----------    -----------
         Property and equipment, net ........................................................   $ 5,836,466    $ 3,299,315
                                                                                                ===========    ===========

                                       18
[GRAPHIC]

5. Reinsurance

         The Company assumes and cedes reinsurance with other insurance companies in the normal course of business. Premiums assumed and ceded were approximately $47,000 and $325,000, respectively for 1999, $74,000 and $313,000, respectively for 1998, and $58,000 and $242,000, respectively for 1997. Ceded reinsurance is comprised of excess of loss treaties, which protects against losses over certain amounts. In the event that the assuming insurance companies are unable to meet their obligations under these contracts, the Company is contingently liable.

6. Reserves for Claims

         Changes in the reserves for claims for the years ended December 31 are summarized as follows based on the year in which the policies were written:

                                                                                   1999           1998            1997
                                                                              ------------    ------------    ------------
Balance, beginning of year ................................................   $ 13,362,665    $  7,622,140    $  5,086,065
Provision related to:
         Current year .....................................................      6,651,832       4,868,576       2,394,138
         Prior years ......................................................       (625,768)      3,226,374       2,285,215
                                                                              ------------    ------------    ------------
                  Total provision charged to operations ...................      6,026,064       8,094,950       4,679,353
                                                                              ------------    ------------    ------------

Claims paid, net of recoveries, related to:
         Current year .....................................................     (1,142,117)       (280,079)       (333,160)
         Prior years ......................................................     (2,381,947)     (2,074,346)     (1,810,118)
                                                                              ------------    ------------    ------------
                  Total claims paid, net of recoveries ....................     (3,524,064)     (2,354,425)     (2,143,278)
                                                                              ------------    ------------    ------------

                  Balance, end of year ....................................   $ 15,864,665    $ 13,362,665    $  7,622,140
                                                                              ============    ============    ============

In management's opinion, the reserves are adequate to cover claim losses which might result from pending and possible claims.

7. Common Stock and Stock Options

         The Company has adopted Employee Stock Option Purchase Plans (the "Plans") under which options to purchase shares (not to exceed 443,300 shares) of the Company's stock may be granted to key employees of the Company at a price not less than the market value on the date of grant. All options are exercisable at 10 to 20% per year beginning on the date of grant or one year from the date of grant and generally expire in five to ten years. The Company applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its plans and, accordingly, no compensation cost has been recognized. Had compensation cost for the Plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                      1999            1998            1997
                                                                  -------------   -------------   -------------
Net income:
    As reported ...............................................   $   4,420,394   $   5,459,509   $   4,530,382
    Pro forma .................................................       4,414,260       4,872,247       4,427,593
Basic earnings per common share:
    As reported ...............................................   $        1.59   $        1.95   $        1.63
    Pro forma .................................................            1.59            1.74            1.59
Diluted earnings per common share:
    As reported ...............................................   $        1.59   $        1.92   $        1.60
    Pro forma .................................................            1.58            1.72            1.57

The estimated weighted average grant-date fair value of options granted for the years ended December 31 are as follows:

                                                                      1999            1998            1997
                                                                  -------------   -------------   -------------
Exercise price equal to market price on date of grant:
    Weighted average exercise price ...........................   $       20.30   $       25.62   $       17.80
    Weighted average grant-date fair value ....................            9.55           11.14            7.09
Exercise price greater than market price on date of grant:
    Weighted average exercise price ...........................   $          --   $       29.15   $          --
    Weighted average grant-date fair value ....................              --           10.70              --

                                       19
                                                                       [GRAPHIC]

         The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1999, 1998 and 1997, respectively: dividend yield of .6%, .5% and .7%; expected volatility of 26%, 22% and 22%; risk-free interest rates of approximately 6%, 5% and 6%; and expected lives of 5 to 10 years. A summary of the status of the Company's plans as of December 31 and changes during the years ended on those dates is presented below:


                                                      1999                     1998                   1997
                                               --------------------    --------------------    -------------------
                                                          Weighted-               Weighted-              Weighted-
                                                           Average                 Average                Average
                                                          Exercise                Exercise               Exercise
                                                Shares      Price       Shares      Price      Shares      Price
                                                ------    --------      ------    --------      ------      -----
Outstanding at beginning of year............... 96,524    $  19.93      80,319    $  11.29     114,010     $ 8.84
Granted........................................  9,700       20.30      52,150       27.51      14,500      17.80
Exercised......................................(17,774)       8.44     (24,985)       8.90     (42,091)      7.18
Terminated..................................... (6,130)      16.16     (10,960)      18.69      (6,100)      9.30
                                                ------                  ------                  ------

Outstanding at end of year..................... 82,320    $  22.74      96,524    $  19.93      80,319     $11.29
                                                ======                  ======                  ======

Options exercisable at year-end................ 27,890    $  18.14      37,389    $  12.67      40,896      $9.62
                                                ======                  ======                  ======


The following table summarizes information about fixed stock options outstanding at December 31, 1999:

                                        Options Outstanding at Year-End             Options Exercisable at Year-End
                                 ----------------------------------------------     -------------------------------
                                                     Weighted-        Weighted-                          Weighted-
                                                      Average          Average                            Average
                                   Number            Remaining        Exercise           Number          Exercise
   Range of Exercise Prices      Outstanding     Contractual Life       Price          Exercisable         Price
   ------------------------      -----------     ----------------    ----------        -----------       ---------
      $6.75  -  $   9.75             5,800               1           $   8.69             5,800          $  8.69
      10.00  -     15.50            17,064               3              14.66            11,544            14.78
      17.25  -     25.00            12,866               9              20.72             1,596            21.16
      25.25  -     29.15            46,590               8              28.00             8,950            28.06
                                    ------                                               ------
      $6.75  -  $  29.15            82,320               7           $  22.74            27,890          $ 18.14
                                    ======                                               ======

         The employee stock options are considered outstanding for the diluted earnings per common share calculation. The total increase in the weighted average shares outstanding related to these equivalent shares was 9,404, 34,768 and 44,281 for 1999, 1998 and 1997, respectively.
         Options to purchase 58,456, 47,840 and 4,900 shares of common stock were outstanding during 1999, 1998 and 1997, respectively, but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares.

                                       20
[GRAPHIC]

8. Income Taxes

         At December 31 the approximate effect on each component of deferred income taxes and liabilities is summarized as follows:

                                                                                                            1999           1998
                                                                                                        -----------    -----------
Deferred income tax assets:
    Recorded reserves for claims net of statutory premium reserves ..................................   $ 1,067,546    $   858,349
    Accrued vacation ................................................................................       145,727        105,049
    Reinsurance payable .............................................................................        28,998         11,431
    Bad debt reserve ................................................................................       263,500        263,500
    Provision for equipment disposal ................................................................            --         95,200
    Other ...........................................................................................        27,376         90,521
                                                                                                        -----------    -----------
       Total.........................................................................................     1,533,147      1,424,050
                                                                                                        -----------    -----------
Deferred income tax liabilities:
    Net unrealized gain on investments ..............................................................       613,667      1,311,995
    Excess of tax over book depreciation ............................................................       260,452        148,923
    Discount accretion on tax-exempt obligations ....................................................        43,196         34,157
    Other ...........................................................................................         1,739          6,820
                                                                                                        -----------    -----------
       Total ........................................................................................       919,054      1,501,895
                                                                                                        -----------    -----------
Net deferred income tax assets (liabilities) ........................................................   $   614,093    $   (77,845)
                                                                                                        ===========    ===========

A reconciliation of income tax as computed for the years ended December 31 at the U.S. federal statutory income tax rate (34%) to income tax expense follows:

                                                                                             1999           1998           1997
                                                                                         -----------    -----------    -----------
Anticipated income tax expense ..........................................................$ 2,196,874    $ 2,616,473    $ 2,193,266
Increase (reduction) related to:
    State income taxes, net of the federal income tax benefit ...........................     35,483         32,778         11,626
    Tax-exempt interest income (net of amortization) ....................................   (477,926)      (461,731)      (352,477)
    Other, net ..........................................................................    286,569         48,480         67,985
                                                                                         -----------    -----------    -----------
Provision for income taxes ..............................................................$ 2,041,000    $ 2,236,000    $ 1,920,400
                                                                                         ===========    ===========    ===========

The components of income tax expense for the years ended December 31 are summarized as follows:

                                                                                            1999           1998           1997
                                                                                         -----------    -----------    -----------
Current:
    Federal .............................................................................$ 1,994,169    $ 3,421,954    $ 2,329,333
    State ...............................................................................     40,441         52,143         36,305
                                                                                         -----------    -----------    -----------
       Total.............................................................................  2,034,610      3,474,097      2,365,638
Deferred expense (benefit) ..............................................................      6,390     (1,238,097)      (445,238)
                                                                                         -----------    -----------    -----------
       Total ............................................................................$ 2,041,000    $ 2,236,000    $ 1,920,400
                                                                                         ===========    ===========    ===========

For state income tax purposes, ITIC and NE-ITIC must pay only a gross premium tax.

9. Leases

    Rent expense totaled approximately $509,000, $460,000 and $409,000 in 1999, 1998 and 1997, respectively. The future minimum lease payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1999 are summarized as follows:

         Year End:
           2000        $327,699
           2001         228,203
           2002         148,931
           2003          27,371
                     ----------
           Total     $  732,204
                     ==========


                                       21
                                                                       [GRAPHIC]

10. Employee Benefit Plan

         After three years of service, employees are eligible to participate in a Simplified Employee Pension Plan. Contributions, which are made at the discretion of the Company, are based on the employee's salary, but in no case will such contribution exceed $24,000 per employee. All contributions are deposited in Individual Retirement Accounts for participants. Contributions under the plan were approximately $337,000, $290,000 and $259,000 for 1999, 1998 and 1997, respectively.

11. Commitments and Contingencies

         The Company and its subsidiaries are involved in litigation on a number of claims which arise in the normal course of business, none of which, in the opinion of management, is expected to have a material adverse effect on the Company's consolidated financial position.

12. Statutory Accounting

         The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which differ in some respects from statutory accounting practices prescribed or permitted in the preparation of financial statements for submission to insurance regulatory authorities.

         Stockholders' equity on a statutory basis was $30,463,866 and $29,069,033 as of December 31, 1999 and 1998, respectively. Net income on a statutory basis was $5,129,055, $6,667,605 and $4,564,782 for the twelve months ended December 31, 1999, 1998 and 1997, respectively.


REPORT OF INDEPENDENT ACCOUNTANTS
Investors Title Company and Subsidiaries:

         We have audited the accompanying consolidated balance sheets of Investors Title Company (the "Company") and its subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
         In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Investors Title Company and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.



/s/ Deloitte & Touche LLP
Raleigh, North Carolina
February 9, 2000

                                       22
[GRAPHIC]

Shareholder Information
--------------------------------------------------------------------------------

COMMON STOCK DATA

The common stock of the Company is traded under the symbol "ITIC" in the over-the-counter market and is quoted on the National Market System of the National Association of Securities Dealers Automated Quotation System ("NASDAQ"). The Company has approximately 1,450 shareholders of record, including shareholders whose shares are held in street name. The following table shows the 1999 and 1998 high and low sales prices reported on the NASDAQ National Market System.

                                     1999              1998
                                ----------------  --------------
                                 High     Low      High    Low
                                ------   -------  ------  ------
              First Quarter     $23.00   $20.25   $28.50  $21.25
              Second Quarter    $22.50   $15.375  $28.00  $24.50
              Third Quarter     $19.625  $14.00   $26.50  $21.00
              Fourth Quarter    $18.50   $13.75   $24.50  $16.50


The Company paid cash dividends of $.03 per share in each of the four quarters during 1999 and 1998.

MARKET MAKERS
Davenport & Co. of Virginia     Scott & Stringfellow      Wachovia Securities
Knight Securities L.P.          Spear, Leeds & Kellog

                                       23
                                                                       [GRAPHIC]