Form 10-K405, Exhibit 13
period 2000-12-31
INVESTORS TITLE CO
filed 2001-04-02
CIK 720858

                                  EXHIBIT 13

Investors Title Company and Subsidiaries
Financial Highlights
--------------------------------------------------------------------------------

For the Year                                            2000          1999          1998          1997          1996
Net premiums written                             $37,690,752   $43,819,565   $45,379,696   $29,875,350   $21,111,155
--------------------------------------------------------------------------------------------------------------------
Revenues                                          42,229,768    47,366,559    48,476,263    32,390,516    22,991,182
--------------------------------------------------------------------------------------------------------------------
Investment income                                  2,528,143     2,175,671     1,834,949     1,628,188     1,352,932
--------------------------------------------------------------------------------------------------------------------
Net income                                         3,140,463     4,420,394     5,459,509     4,530,382     3,843,537
--------------------------------------------------------------------------------------------------------------------

Per Share Data
Basic earnings per common share                  $      1.21   $      1.59   $      1.95   $      1.63   $      1.39
--------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding - Basic        2,594,891     2,776,878     2,806,267     2,782,449     2,772,286
--------------------------------------------------------------------------------------------------------------------
Diluted earnings per common share                $      1.21   $      1.59   $      1.92   $      1.60   $      1.37
--------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding - Diluted      2,601,283     2,786,282     2,841,035     2,826,730     2,813,001
--------------------------------------------------------------------------------------------------------------------
Cash dividends per share                         $       .12   $       .12   $       .12   $       .12   $      .095

At Year End
Assets                                           $59,339,007   $55,156,564   $51,597,812   $41,293,007   $33,642,528
--------------------------------------------------------------------------------------------------------------------
Investments in securities                         41,055,901    35,510,048    33,799,124    31,124,410    23,573,663
--------------------------------------------------------------------------------------------------------------------
Stockholders' equity                              39,189,649    37,501,740    36,328,665    31,128,908    25,988,177
--------------------------------------------------------------------------------------------------------------------
Book value/share                                       15.27         13.70         12.93         11.12          9.39
--------------------------------------------------------------------------------------------------------------------

Performance Ratios
Net income to:
Average stockholders' equity                            8.19%        11.97%        16.19%        15.86%        15.95%
--------------------------------------------------------------------------------------------------------------------
Total revenues (profit margin)                          7.44%         9.33%        11.26%        13.99%        16.72%
--------------------------------------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations
--------------------------------------------------------------------------------


     The following discussion should be read in conjunction with the consolidated financial statements and the related footnotes on pages 12-22 of this report.

OVERVIEW
     Investors Title Company (the "Company") engages primarily in two segments of business. The main business activity is the issuance of title insurance through two title insurance subsidiaries, Investors Title Insurance Company ("ITIC") and Northeast Investors Title Insurance Company ("NE-ITIC"). Factors which influence the land title business include mortgage interest rates, the availability of mortgage funds, the level of real estate activity, the cost of real estate, consumer confidence, the supply and demand of real estate, inflation and general economic conditions.

     The Company's second segment provides tax-free exchange services through its two subsidiaries, Investors Title Exchange Corporation ("ITEC") and Investors Title Accommodation Corporation ("ITAC"). ITEC serves as a qualified intermediary in (S)1031 like-kind exchanges of real or personal property. ITAC serves as exchange accommodation titleholder in reverse exchanges.

     During the past three years, the overall economic environment coupled with relatively low mortgage interest rates has favorably impacted the level of real estate activity. In 1999 and 1998, these factors contributed to two consecutive years of record levels of new and existing home sales. According to the Freddie Mac Weekly Mortgage Rate Survey, the monthly average 30-year fixed mortgage interest rates were reported to be 8.05%, 7.44% and 6.94% in 2000, 1999 and 1998, respectively. Based on data published by the Mortgage Bankers Association, housing starts were 1.6 million, 1.67 million and 1.62 million in 2000, 1999 and 1998, respectively. New and existing home sales were 6.03 million, 6.1 million and 5.85 million in 2000, 1999 and 1998, respectively.

     During 1998, the monthly average 30-year fixed mortgage interest rates started out at 7.1% and ended the year at 6.74%. The overall decline in interest rates spurred an increase in real estate sales, which was a contributing factor to the increase of $15,504,346 in the Company's 1998 net premiums written compared with 1997 net premiums written.

     In 1999, the monthly average 30-year fixed mortgage interest rates climbed steadily, starting the year at 6.74% and ending at 7.91%. The increase in mortgage interest rates resulted in a slowdown in mortgage originations and a dramatic decline in refinance activity. The higher level of interest rates and resulting drop in refinance lending contributed substantially to the decrease of $1,560,131 in premiums written in 1999 compared with 1998 premiums written.

     In January of 2000, the monthly average 30-year fixed mortgage interest rate was 7.91%; it rose to 8.52% by May, and then began a steady decline to end the year at 7.38%. The higher level of interest rates in the first half of the year contributed to the decrease of $6,128,813 in premiums written in 2000 compared with 1999 premiums written. During the fourth quarter of 2000, premium volume began to improve due to declining mortgage interest rates.

     Management cannot predict the future level of mortgage interest rates nor the impact such rates will have on home sales, housing starts, mortgage lending or other real estate activity. The Company strives to offset the cyclical nature of the real estate market by increasing its market share. This effort includes expanding into new markets primarily by continuing to develop agency relationships, as well as improving market penetration with existing offices and agents.

CREDIT RATING

     ITIC has been recognized by two independent Fannie Mae approved actuarial firms, Demotech, Inc. and Lace Financial Corporation, with rating categories of "A Double Prime - unsurpassed financial stability" and "A - strong overall financial condition."

     NE-ITIC's financial stability has been recognized by two Fannie Mae approved actuarial firms, Demotech, Inc. and Lace Financial Corporation, with rating categories of "A Prime - unsurpassed financial stability" and "A - strong overall financial condition."

RESULTS OF OPERATIONS
OPERATING REVENUES

     A summary by segment of the Company's operating revenues is as follows:

                             2000                 1999                 1998
----------------------------------------------------------------------------------
Title Insurance       $37,925,106  95.8%   $43,942,374  98.2%   $45,553,649  98.5%
Exchange Services       1,046,178   2.6%       723,854   1.6%       636,839   1.4%
All Other                 626,130   1.6%       106,265    .2%        52,216    .1%
----------------------------------------------------------------------------------
                      $39,597,414   100%   $44,772,493   100%   $46,242,704   100%
                      ===========          ===========          ===========

Title Insurance: Net premiums written decreased 14% and 3% in 2000 and 1999, respectively and increased 52% in 1998. The decline in sales in 2000 resulted primarily from increases in mortgage interest rates in the first half of the year coupled with a dramatic decline in refinance activity. In 2000, the number of policies and commitments issued declined to 196,836, a decrease of 23% compared with 256,272 in 1999. In 1999, policies and commitments issued declined by 24,979 policies, a decrease of 9% compared with 281,251 in 1998. The number of policies and commitments issued increased by 97,014 in 1998, an increase of 53% compared with 184,237 in 1997.

     Shown below is a schedule of net premiums written for 2000, 1999 and 1998 in all states where our two insurance subsidiaries, Investors Title Insurance Company and Northeast Investors Title Insurance Company, underwrite title insurance:

                                2000                      1999                 1998
                         ----------------------------------------------------------
Alabama                  $         -               $     1,003          $         -
Arkansas                           -                         -               17,711
Florida                            -                         -               75,957
Georgia                      209,300                   499,194              715,560
Indiana                      400,488                   409,630              158,194
Kentucky                           -                     4,527                  252
Maryland                     525,177                   597,470              515,763
Michigan                   6,395,071                 6,760,538            9,145,165
Minnesota                    851,836                 1,693,036            1,044,599
Mississippi                   35,509                    22,537               37,479
Nebraska                   1,103,168                 1,135,924              791,121
New York                     770,082                   542,497              507,324
North Carolina            15,825,323                19,713,637           21,188,663
Ohio                          43,810                         -                    -
Pennsylvania                 962,331                    45,682                7,783
South Carolina             3,893,692                 5,016,808            3,940,872
Tennessee                  1,097,654                   607,047              219,649
Virginia                   4,772,838                 6,143,420            7,020,000
West Virginia              1,127,715                   895,745              232,426
Wisconsin                      6,923                     9,350                    -
                         -----------               -----------          -----------
  Direct Premiums         38,020,917                44,098,045           45,618,518
Reinsurance Income            32,363                    46,732               73,805
Reinsurance Ceded           (362,528)                 (325,212)            (312,627)
                         -----------               -----------          -----------
Net Premiums Written     $37,690,752               $43,819,565          $45,379,696
                         ===========               ===========          ===========

     Branch net premiums written as a percentage of total net premiums written were 42.2%, 45.2% and 46.9% in 2000, 1999 and 1998, respectively. Net premiums written from branch operations decreased 19.8% in 2000 compared with 1999 and decreased 6.9% in 1999 compared with 1998.

     Agency net premiums written as a percentage of total net premiums written were 57.8%, 54.8% and 53.1% in 2000, 1999 and 1998, respectively. Net premiums written from agency operations decreased 9.2% in 2000 compared with 1998. Net premiums written from agency operations remained virtually flat in 1999 compared with 1998.

Exchange Services: Operating revenues from exchange transactions increased 44.5%, 13.7% and 18.5% in 2000, 1999 and 1998, respectively. The increase in revenue for these exchange services resulted from ongoing marketing efforts and the increased use of (S)1031 exchanges by taxpayers to defer capital gain taxes. On September 15, 2000, the Internal Revenue Service issued Revenue Procedure 2000-37, which provides a safe harbor for reverse exchanges. The original safe harbors, which established procedures to follow for standard exchange transactions, excluded the more complicated reverse transactions. The Company has dedicated a separate subsidiary to assist clients in structuring this type of exchange.

SEASONALITY

Title Insurance: Title insurance premiums are closely related to the level of real estate activity and the average price of real estate sales. The availability of funds to finance purchases directly affects real estate sales. Other factors include consumer confidence, economic conditions, supply and demand, mortgage interest rates and family income levels. Generally, the first quarter has the least real estate activity, while the remaining quarters are more active. Fluctuations in mortgage interest rates can cause shifts in real estate activity outside of the normal seasonal pattern, especially as these changes relate to refinance activity.

Exchange Services: Seasonal factors affecting the level of real estate activity and the volume of title insurance premiums written will also affect the demand for exchange services.

INVESTMENT INCOME

     Investments are an integral part of the Company's business. In formulating its investment strategy, the Company has emphasized after-tax income. Investments in marketable securities have increased from funds retained in the Company. The investments are primarily in debt securities, and to a lesser extent, equity securities. The effective maturity of the majority of the fixed income investments is within 15 years.

     As new funds become available, they are invested in accordance with the Company's investment policy and corporate goals. Securities purchased may include a combination of taxable fixed income securities, tax-exempt securities and equities. The Company strives to maintain a high quality investment portfolio.

     Investment income increased 16.2%, 18.6% and 12.7% in 2000, 1999 and 1998, respectively. These increases were primarily attributable to increases in the average investment portfolio balances.

EXPENSES
     A summary by segment of the Company's operating expenses is as follows:


                             2000                 1999                 1998
----------------------------------------------------------------------------------
Title Insurance       $36,925,644  97.3%   $40,368,076  98.7%   $40,314,905  98.9%
Exchange Services         225,330    .6%       178,627    .4%       137,444    .3%
All Other                 818,331   2.1%       358,462    .9%       328,405    .8%
----------------------------------------------------------------------------------
                      $37,969,305   100%   $40,905,165   100%   $40,780,754   100%
                      ===========          ===========          ===========

     On a consolidated basis, profit margins were 7.44%, 9.33% and 11.26% in 2000, 1999 and 1998, respectively. The decrease of 14% in net premiums written coupled with a smaller decrease of only 7% in operating expenses contributed to the decline in profit margin for 2000. Expenses increased due to investments in technology and costs associated with entering and supporting new market areas.

Title Insurance: Profit margins for the title insurance segment were 6.02%, 8.39% and 10.48% in 2000, 1999 and 1998, respectively. The decrease in premiums written, an increase in the percentage of business received from agents and the fixed nature of certain operating expenses contributed to the decline in profit margins. Profit margins from agent business are typically lower than those from branch business since agent commissions are generally higher than the operating expenses incurred for direct business. In order to maintain and improve margins, the Company strives to identify opportunities to refine operating procedures and to implement programs designed to reduce expenses.

     Commissions decreased 9.2% and 2% in 2000 and 1999, respectively and increased 72.9% in 1998. Overall, commission expense as a percentage of agent premiums written has remained relatively constant for the last three years. Commission rates vary geographically and may be influenced by state regulations.

     The provision for claims as a percentage of net premiums written was 15.6%, 13.8% and 17.8% in 2000, 1999 and 1998, respectively. The change in the provision reflects actual payments of claims, net of recovery amounts, plus adjustments to the claims reserves, which are actuarially determined based on historical claims experience. Payments of claims, net of recoveries, were $3,785,355, $3,524,064 and $2,354,425 in 2000, 1999 and 1998, respectively.

     The Company has continued to strengthen its reserves for claims. At December 31, 2000, the total reserves for claims were $17,944,665. Of that total, $2,410,360 was reserved for specific claims, and $15,534,305 was reserved for claims for which the Company had no notice. Management relies on actuarial techniques to estimate future claims by analyzing historical claim payment patterns. Claims reserves are reviewed and certified as to their adequacy by independent actuaries annually. There are no known claims which are expected to have a materially adverse effect on the Company's financial position.

     On a consolidated basis, salaries and employee benefits as a percentage of net premiums written were 25.5%, 22.5% and 18.2% in 2000, 1999 and 1998, respectively. These expenses have risen due to staff increases in the information systems and business development areas. The title insurance segment's total salaries and employee benefits accounted for 95%, 98% and 99% of total salaries for 2000, 1999 and 1998, respectively. On a consolidated basis, office occupancy and operations as a percentage of net premiums was 9.5%, 9.7% and 7.1% in 2000, 1999 and 1998, respectively. The title insurance segment's total office occupancy and operations accounted for 93.5%, 94.9% and 94.9% in 2000, 1999 and 1998, respectively.

     Premium and retaliatory taxes decreased 13% and 2.1% in 2000 and 1999, respectively and increased 48.6% in 1998, in direct proportion to the fluctuations in premium volume.

Exchange Services: The exchange services segment's total operating expenses as a percentage of the Company's total expenses were .6%, .4% and .3% for 2000, 1999 and 1998, respectively. The increase in operating expenses was due to the growth in revenues.

NET INCOME
 A summary by segment of the Company's net income is as follows:



                            2000                1999                1998
-------------------------------------------------------------------------------
Title Insurance       $2,434,088  77.5%   $3,894,681  88.1%   $4,999,099  91.6%
Exchange Services        514,921  16.4%      340,263   7.7%      312,578   5.7%
All Other                191,454   6.1%      185,450   4.2%      147,832   2.7%
-------------------------------------------------------------------------------
                      $3,140,463   100%   $4,420,394   100%   $5,459,509   100%
                      ==========          ==========          ==========

     On a consolidated basis, the Company reported a decrease in net income of 29% and 19% in 2000 and 1999, respectively and an increase in net income of 20.5% in 1998. The decreases in 2000 and 1999 were primarily due to decreases in net premiums written of 14% and 3.4%, partially offset by increases in net income of the exchange services segment and increases in investment income. The increase in 1998 was primarily attributable to increased revenues and improved operating efficiencies resulting from expense control procedures.

Title Insurance: Net income for the title insurance segment decreased 37.5%, 22.1% and increased 16.8% in 2000, 1999 and 1998, respectively. Decreases in net premiums written, coupled with the fixed nature of certain operating expenses contributed to the decreases in net income for 2000 and 1999.


Exchange Services: The exchange services segment saw net income increases of 51.3%, 8.9% and 21.8% in 2000, 1999 and 1998, respectively. The increased marketing efforts of ITEC's and ITAC's services contributed to the growth in net income.

LIQUIDITY AND CAPITAL RESOURCES

     Cash flows provided by operating activities were $7,135,956, $7,738,524 and $8,887,438 in 2000, 1999 and 1998, respectively. The decrease in 2000 is primarily the result of the decrease in net income compared with 1999.

     As of December 31, 2000, 1999 and 1998, approximately $36,792,000,
$33,322,000 and $31,219,000 respectively, of the consolidated stockholders' equity represent net assets of the Company's subsidiaries that cannot be transferred in the form of dividends, loans or advances to the parent company under statutory regulations without prior insurance department approval. The parent company's ability to pay dividends and operating expenses is dependent on funds received from the insurance subsidiaries. The Company believes amounts available for transfer from the insurance subsidiaries are adequate to meet the parent company's operating needs.

     On December 9, 1996, the Board of Directors approved the repurchase by the Company of up to 150,000 shares of the Company's common stock from time to time at prevailing market prices. A portion of the repurchases is to avoid dilution to existing shareholders as a result of issuances of stock in connection with stock options and stock bonuses. Pursuant to this approval, the Company repurchased all 150,000 shares at an average price of $19.37 per share including 6,211 shares purchased at an average purchase price of $17.58 during 2000, 99,645 shares at an average purchase price of $19.05 per share during 1999 and 22,010 shares at an average purchase price of $23.60 per share during 1998.

     On May 11, 1999 the Board of Directors approved the repurchase of an additional 200,000 shares of the Company's common stock. Pursuant to this approval, the Company repurchased 174,234 shares in the twelve months ended December 31, 2000 at an average per share price of $12.18.

     On May 9, 2000 the Board of Directors approved the repurchase of an additional 500,000 shares of the Company's common stock. As of March 29, 2001, no shares have been repurchased pursuant to this approval.

     During the twelve months ended December 31, 2000, the Company repurchased common stock for $2,230,797 and issued common stock totaling $142,680 in satisfaction of stock option exercises, stock bonuses and other stock issuances. In 2000, retained earnings had a net increase of $709,657, after repurchases and issuances reduced retained earnings by $2,088,117.

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

QUANTITATIVE AND QUALITATIVE DISCLOSURES
ABOUT MARKET RISK

     The Company's primary exposure to market risk relates to the impact of adverse changes in interest rates and market prices of its investment portfolio. Increases in interest rates diminish the value of fixed-income securities and preferred stock and decreases in stock market values diminish the value of common stocks held.

CORPORATE OVERSIGHT

     The Company generates substantial investable funds from its two insurance subsidiaries. In formulating and implementing policies for investing new and existing funds, the Company has emphasized maximizing total after-tax return on capital and earnings while ensuring the safety of funds under management and adequate liquidity. The Company's Board of Directors oversees investment risk management processes. The Company seeks to invest premiums and other income to create future cash flows that will fund future claims, employee benefits and expenses, and earn stable margins across a wide variety of interest rate and economic scenarios. The Board has established specific investment policies that define the overall framework for managing market and other investment risks, including the accountabilities and controls over these activities. The Company may use the following tools to manage its exposure to market risk within defined tolerance ranges: 1) rebalance its existing asset portfolios or 2) change the character of future investments.

INTEREST RATE RISK

     Interest rate risk is the risk that the Company will incur economic losses due to adverse changes in interest rates. This risk arises from the Company's investments in interest sensitive debt securities. These securities are primarily fixed-rate municipal bonds and corporate bonds. The Company does not purchase such securities for trading purposes. At December 31, 2000, the Company had approximately $36 million in fixed-rate bonds. The Company manages the interest rate risk inherent in its assets by monitoring its liquidity needs and by targeting a specific range for the portfolio's duration or weighted average maturity.

     To determine the potential effect of interest rate risk on interest sensitive assets, the Company calculates the effect of a 10% change in prevailing interest rates ("rate shock") on the fair market value of these securities considering stated interest rates and time to maturity. Based upon the information and assumptions the Company uses in its calculation, management estimates that a 10% immediate, parallel increase in prevailing interest rates would decrease the net fair market value of its debt securities by approximately $1.3 million. The selection of a 10% immediate parallel increase in prevailing interest rates should not be construed as a prediction by the Company's management of future market events, but rather, to illustrate the potential impact of such an event. To the extent that actual results differ from the assumptions utilized, the Company's rate shock measures could be significantly impacted. Additionally, the Company's calculation assumes that the current relationship between short-term and long-term interest rates (the term structure of interest rates) will remain constant over time. As a result, these calculations may not fully capture the impact of nonparallel changes in the term structure of interest rates and/or large changes in interest rates.

EQUITY PRICE RISK

     Equity price risk is the risk that the Company will incur economic losses due to adverse changes in a particular stock or stock index. At December 31, 2000, the Company had approximately $4.2 million in common stocks. By statutory policy, the Company's maximum exposure to the equity market is limited to 20% of the Company's statutorily admitted assets. Equity price risk is addressed in part by varying the specific allocation of equity investments over time pursuant to management's assessment of market and business conditions and ongoing liquidity needs analysis. The Company's largest equity exposure is declines in the S&P 500; its portfolio of equity instruments is similar to those that comprise this index. Based upon the information and assumptions the Company used in its calculation, management estimates that an immediate decrease in the S&P 500 of 10% would decrease the net fair value of the Company's assets identified above by approximately $425,000. The selection of a 10% immediate decrease in the S&P 500 should not be construed as a prediction by the Company's management of future market events, but rather, to illustrate the potential impact of such an event. Since this calculation is based on historical performance, projecting future price volatility using this method involves an inherent assumption that historical volatility and correlation relationships will remain stable. Therefore, the results noted above may not reflect the Company's actual experience if future volatility and correlation relationships differ from such historical relationships.

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

SELECTED QUARTERLY FINANCIAL DATA

2000                                    March 31      June 30  September 30  December 31
Net premiums written                 $ 8,370,138  $10,065,032   $10,102,818   $9,152,764
----------------------------------------------------------------------------------------
Investment income                        591,791      576,317       624,205      735,830
----------------------------------------------------------------------------------------
Net income                               521,607      734,759     1,145,484      738,613
----------------------------------------------------------------------------------------
Basic earnings per common share              .20          .28           .44          .29
----------------------------------------------------------------------------------------
Diluted earnings per common share            .20          .28           .44          .29
----------------------------------------------------------------------------------------

1999
Net premiums written                 $10,694,237  $12,384,887   $11,258,080   $9,482,361
----------------------------------------------------------------------------------------
Investment income                        470,127      498,650       544,322      662,572
----------------------------------------------------------------------------------------
Net income                             1,176,318    1,472,027     1,303,516      468,533
----------------------------------------------------------------------------------------
Basic earnings per common share              .42          .53           .47          .17
----------------------------------------------------------------------------------------
Diluted earnings per common share            .42          .53           .47          .17
----------------------------------------------------------------------------------------

Investors Title Company and Subsidiaries
--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
as of December 31, 2000 and 1999

                                                                                     2000           1999
                                                                                 -----------    -----------
Assets
  Cash and cash equivalents..................................................    $ 7,850,991    $ 7,554,297
  Investments in securities (Notes 2 and 3):
   Fixed maturities:
     Held-to-maturity, at amortized cost (fair value: 2000:
      $4,485,969; 1999: $4,446,988...........................................      4,375,127      4,565,871
     Available-for-sale, at fair value (amortized cost:
      2000: $30,960,414; 1999: $26,629,880)..................................     31,710,705     25,931,918
  Equity securities, at fair value (cost: 2000: $2,434,367;
   1999: $2,510,505).........................................................      4,970,069      5,012,259
                                                                                 -----------    -----------
       Total investments.....................................................     41,055,901     35,510,048

  Premiums receivable (less allowance for doubtful
   accounts: 2000: $725,000; 1999: $775,000).................................      3,023,304      3,292,001
  Accrued interest and dividends.............................................        616,652        521,624
  Prepaid expenses and other assets..........................................      1,091,416        930,981
  Property acquired in settlement of claims..................................        204,117        191,617
  Property, net (Note 4).....................................................      5,496,626      5,836,466
  Prepaid federal income taxes...............................................              -        705,437
  Deferred income taxes, net (Note 8)........................................              -        614,093
                                                                                 -----------    -----------
Total Assets (Note 13).......................................................    $59,339,007    $55,156,564
                                                                                 ===========    ===========
Liabilities and Stockholders' Equity
Liabilities:
  Reserves for claims (Note 6)...............................................    $17,944,665    $15,864,665
  Accounts payable and accrued liabilities...................................      1,918,034      1,560,936
  Commissions and reinsurance payables (Note 5)..............................        222,748        208,605
  Premium taxes payable......................................................              -         20,618
  Current income taxes payable...............................................         24,069              -
  Deferred income taxes, net (Note 8)........................................         39,842              -
                                                                                 -----------    -----------
     Total liabilities.......................................................     20,149,358     17,654,824
                                                                                 -----------    -----------

Commitments and Contingencies
  (Notes 5, 9 and 11)

Stockholders' Equity (Notes 2, 3, 7 and 12):
  Common stock-no par value (shares authorized 6,000,000;
   2,855,744 and 2,855,744 shares issued; and 2,566,859
   and 2,736,961 shares outstanding 2000 and 1999,
   respectively).............................................................              1              1
  Retained earnings..........................................................     37,021,270     36,311,613
  Accumulated other comprehensive income (net unrealized
   gain on investments) (net of deferred taxes: 2000:
   $1,117,615; 1999: $613,667) (Note 8)......................................      2,168,378      1,190,126
                                                                                 -----------    -----------
     Total stockholders' equity..............................................     39,189,649     37,501,740
                                                                                 -----------    -----------
Total Liabilities and Stockholders' Equity...................................    $59,339,007    $55,156,564
                                                                                 ===========    ===========

See notes to consolidated financial statements.

Investors Title Company and Subsidiaries
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
for the Years Ended December 31, 2000, 1999 and 1998

                                                                                    2000          1999          1998
                                                                                 -----------   -----------  ------------
Revenues:
  Underwriting income:
     Premiums written (Note 5)............................................       $38,053,280   $44,144,777  $ 45,692,323
      Less-premiums for reinsurance ceded (Note 5)........................           362,528       325,212       312,627
                                                                                 -----------   -----------  ------------
     Net premiums written.................................................        37,690,752    43,819,565    45,379,696
  Investment income-interest and dividends (Note 3).......................         2,528,143     2,175,671     1,834,949
  Net realized gain on sales of investments (Note 3)......................           104,211       418,395       398,610
  Other...................................................................         1,906,662       952,928       863,008
                                                                                 -----------   -----------  ------------
     Total................................................................        42,229,768    47,366,559    48,476,263
                                                                                 -----------   -----------  ------------

Operating Expenses:
  Commissions to agents...................................................        15,470,852    17,045,552    17,399,629
  Provision for claims (Note 6)...........................................         5,865,355     6,026,064     8,094,950
  Salaries, employee benefits and payroll taxes (Notes 7 and 10)..........         9,602,572     9,842,328     8,248,365
  Office occupancy and operations (Note 9)................................         3,568,760     4,238,753     3,241,118
  Business development....................................................         1,515,428     1,662,485     1,381,717
  Taxes, other than payroll and income....................................           309,098       265,467       262,995
  Premium and retaliatory taxes...........................................           750,697       862,414       880,885
  Professional fees.......................................................           749,047       782,331       391,971
  Provision for equipment disposal........................................                 -             -       280,000
  Other...................................................................           137,496       179,771       599,124
                                                                                 -----------   -----------  ------------
     Total................................................................        37,969,305    40,905,165    40,780,754
                                                                                 -----------   -----------  ------------

Income Before Income Taxes (Note 13)......................................         4,260,463     6,461,394     7,695,509
Provision For Income Taxes (Notes 8 and 13)...............................         1,120,000     2,041,000     2,236,000
                                                                                 -----------   -----------  ------------
Net Income (Notes 7 and 12)...............................................       $ 3,140,463   $ 4,420,394  $  5,459,509
                                                                                 ===========   ===========  ============
Basic Earnings per Common Share (Note 7)..................................       $      1.21   $      1.59  $       1.95
                                                                                 ===========   ===========  ============
Weighted Average Shares Outstanding - Basic...............................         2,594,891     2,776,878     2,806,267
                                                                                 ===========   ===========  ============
Diluted Earnings per Common Share (Note 7)................................       $      1.21   $      1.59  $       1.92
                                                                                 ===========   ===========  ============
Weighted Average Shares Outstanding - Diluted.............................         2,601,283     2,786,282     2,841,035
                                                                                 ===========   ===========  ============

See notes to consolidated financial statements.

Investors Title Company and Subsidiaries
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------
for the Years Ended December 31, 2000, 1999 and 1998

                                                                                                   Accumulated
                                                                                              Other Comprehensive
                                                                                                   Income (Net        Total
                                                         Common Stock            Retained       Unrealized Gain    Stockholders'
                                                      Shares       Amount        Earnings       on Investments)       Equity
                                                      ------       ------        --------       --------------        ------
Balance,
  January 1, 1998..................................  2,800,240   $   879,612     $ 27,933,688    $ 2,315,608       $31,128,908
  Net income.......................................                                 5,459,509                        5,459,509
  Dividends ($.12 per share).......................                                  (342,689)                        (342,689)
  Distributions of 8,883 shares
     of common stock (net of purchases)............      8,883      (147,159)                                         (147,159)
  Net unrealized gain on investments...............                                                  230,096           230,096
                                                     ---------   -----------     ------------    -----------       -----------
Balance,
  December 31, 1998................................  2,809,123       732,453       33,050,508      2,545,704        36,328,665
  Net income.......................................                                 4,420,394                        4,420,394
  Dividends ($.12 per share).......................                                  (342,689)                        (342,689)
  Purchases of 72,162 shares
     of common stock (net of distributions)........    (72,162)     (732,452)        (816,600)                      (1,549,052)
  Net unrealized gain on investments...............                                               (1,355,578)       (1,355,578)
                                                     ---------   -----------     ------------    -----------       -----------
Balance,
  December 31, 1999................................  2,736,961             1       36,311,613      1,190,126        37,501,740
  Net income.......................................                                 3,140,463                        3,140,463
  Dividends ($.12 per share).......................                                  (342,689)                        (342,689)
  Purchases of 170,102 shares
     of common stock (net of distributions)........   (170,102)                    (2,088,117)                      (2,088,117)
  Net unrealized gain on investments...............                                                  978,252           978,252
                                                     ---------   -----------     ------------    -----------       -----------
Balance,
  December 31, 2000................................  2,566,859   $         1     $ 37,021,270    $ 2,168,378       $39,189,649
                                                     =========   ===========     ============    ===========       ===========

Investors Title Company and Subsidiaries
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
--------------------------------------------------------------------------------
for the Years Ended December 31, 2000, 1999 and 1998

                                                        2000             1999             1998
                                                    -----------      -----------     ------------
Net income........................................  $ 3,140,463      $ 4,420,394     $  5,459,509
                                                    -----------      -----------     ------------
Other comprehensive income, before tax:
  Unrealized gain (loss) on investments
  arising during the year.........................    1,586,411       (1,635,511)         747,240
  Less: reclassification adjustment for gains
    realized in net income........................     (104,211)        (418,395)        (398,610)
                                                    -----------      -----------     ------------
  Other comprehensive income (loss), before
   tax............................................    1,482,200       (2,053,906)         348,630
  Income tax expense (benefit) related to
   unrealized gain (loss) on investments
   arising during the year........................      539,380         (556,074)         254,061
  Income tax expense related to
   reclassification adjustment for net
     gain realized in net income..................      (35,432)        (142,254)        (135,527)
                                                    -----------      -----------     ------------
  Net income tax expense
   (benefit) on other
   comprehensive income...........................      503,948         (698,328)         118,534
                                                    -----------      -----------     ------------
Other comprehensive income (loss).................      978,252       (1,355,578)         230,096
                                                    -----------      -----------     ------------
Comprehensive income..............................  $ 4,118,715      $ 3,064,816     $  5,689,605
                                                    ===========      ===========     ============

See notes to consolidated financial statements.

Investors Title Company and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the Years Ended December 31, 2000, 1999 and 1998

                                                                            2000          1999          1998
                                                                            ----          ----          ----
Operating Activities:
Net income.............................................................  $ 3,140,463   $ 4,420,394  $  5,459,509
  Adjustments to reconcile net income to net cash
       provided by operating activities:
    Depreciation.......................................................      794,689       470,843       393,026
    Amortization (accretion), net......................................       (1,312)       34,195        (4,141)
    Provision (benefit) for losses on premiums receivable..............      (50,000)            -       425,000
    Provision for equipment disposal...................................            -             -       280,000
    (Gain) loss on disposals of property...............................       (4,523)       45,216       (16,182)
    Net realized gain on sales of investments..........................     (104,211)     (418,395)     (398,610)
    Provision (benefit) for deferred income taxes......................      149,987         6,390    (1,238,097)
    Provision for claims...............................................    5,865,355     6,026,064     8,094,950
    Payments of claims, net of recoveries..............................   (3,785,355)   (3,524,064)   (2,354,425)
  Changes in assets and liabilities:
    (Increase) decrease in receivables and other assets................       50,734     1,421,796    (2,237,678)
    Increase in accounts payable and accrued liabilities...............      357,098       302,134       189,430
    Increase (decrease) in commissions and reinsurance payables........       14,143       124,007       (11,643)
    Increase (decrease) in premium taxes payable.......................      (20,618)     (257,269)      124,030
    Increase (decrease) in current income taxes payable................      729,506      (912,787)      182,269
                                                                         -----------   -----------  ------------
    Net cash provided by operating activities..........................    7,135,956     7,738,524     8,887,438
                                                                         -----------   -----------  ------------

Investing Activities:
  Purchases of available-for-sale securities...........................   (7,497,294)   (6,036,921)   (4,354,272)
  Purchases of held-to-maturity securities.............................            -      (100,986)   (1,025,057)
  Proceeds from sales of available-for-sale securities.................    3,347,164     1,948,391     2,880,022
  Proceeds from sales of held-to-maturity securities...................      192,000       808,886       575,974
  Purchases of property................................................     (484,151)   (3,077,730)   (1,187,008)
  Proceeds from disposals of property..................................       33,825        24,520        30,928
                                                                         -----------   -----------  ------------
    Net cash used in investing activities..............................   (4,408,456)   (6,433,840)   (3,079,413)
                                                                         -----------   -----------  ------------

Financing Activities:
  Repurchases of common stock, net.....................................   (2,103,947)   (1,706,271)     (374,845)
  Exercise of options..................................................       15,830       157,219       227,686
  Dividends paid.......................................................     (342,689)     (342,689)     (342,689)
                                                                         -----------   -----------  ------------
    Net cash used in financing activities..............................   (2,430,806)   (1,891,741)     (489,848)
                                                                         -----------   -----------  ------------

Net Increase (Decrease) in Cash and Cash Equivalents...................      296,694      (587,057)    5,318,177
Cash and Cash Equivalents, Beginning of Year...........................    7,554,297     8,141,354     2,823,177
                                                                         -----------   -----------  ------------
Cash and Cash Equivalents, End of Year.................................  $ 7,850,991   $ 7,554,297  $  8,141,354
                                                                         ===========   ===========  ============
Supplemental Disclosures:
  Cash Paid During the Year for:
    Income taxes (net of refunds)......................................  $   240,000   $ 2,947,000  $  3,293,000
                                                                         ===========   ===========  ============

Noncash Financing Activities:
  Bonuses and fees totaling $126,850, $191,623 and $144,594 were paid for the twelve months ended December 31, 2000, 1999 and 1998 respectively, by issuance of the Company's common stock.

See notes to consolidated financial statements.

Investors Title Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Description of Business - Investors Title Company's ("the Company") two
     -----------------------
primary business segments are title insurance and exchange services. The Company's title insurance segment, through its two subsidiaries, Investors Title Insurance Company ("ITIC") and Northeast Investors Title Insurance Company ("NE-ITIC"), is licensed to insure titles to residential, institutional, commercial and industrial properties. The Company issues title insurance policies through approved attorneys from underwriting offices in North Carolina and South Carolina, and through independent issuing agents in Alabama, Arkansas, Florida, Georgia, Indiana, Kentucky, Maryland, Michigan, Minnesota, Mississippi, Nebraska, New York, Ohio, Pennsylvania, South Carolina, Tennessee, Virginia, West Virginia and Wisconsin. The majority of the Company's business is concentrated in Michigan, North Carolina, South Carolina and Virginia. The Company's exchange segment, through its two subsidiaries, Investors Title Exchange Corporation ("ITEC") and Investors Title Accommodation Corporation ("ITAC"), acts as an intermediary in tax-free exchanges of property held for productive use in a trade or business or for investments. ITEC's and ITAC's income is derived from fees for handling exchange transactions.

     Principles of Consolidation and Basis of Presentation - The accompanying
     -----------------------------------------------------
consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

     Significant Accounting Policies - The significant accounting policies of
     -------------------------------
the Company are summarized below:

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

Property and Equipment

     Property and equipment are recorded at cost and are depreciated principally under the straight-line method over the estimated useful lives (3 to 25 years) of the respective assets.

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

Comprehensive Income

     Effective January 1, 1998, the Company adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130"). Adoption of this standard required the Company to (a) classify items of other comprehensive income by their nature in the financial statements and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet. The Company's other comprehensive income is solely comprised of its unrealized holding gains on available-for-sale securities.

Escrows and Trust Deposits

     As a service to its customers, the Company, through ITIC, administers escrow and trust deposits representing earnest money received under real estate contracts, undisbursed amounts received for settlement of mortgage loans and indemnities against specific title risks. In administering tax-free exchanges, ITEC serves as a qualified intermediary for exchanges, holding the net sales proceeds from relinquished property to be used for purchase of replacement property. ITAC serves as exchange accommodation titleholder and holds property for exchangers in reverse exchange transactions. Cash and other assets held by the Company for these purposes were approximately $35,748,000 and $33,783,000 as of December 31, 2000 and 1999, respectively. These amounts are not considered assets of the Company, and therefore, are excluded from the accompanying consolidated balance sheets.

Accounting Change Implementation

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). This statement was amended by SFAS No. 137, Deferral of the Effective Date of FASB Statement No. 133, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS 133 is required to be adopted by the Company on January 1, 2001. The application of SFAS 133, as amended, is not expected to have an effect on the Company's financial statements.

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

2.   STATUTORY RESTRICTIONS ON CONSOLIDATED STOCKHOLDERS' EQUITY AND INVESTMENTS

     The Company has designated approximately $18,942,000 and $17,740,000 of retained earnings as of December 31, 2000 and 1999, respectively, as appropriated to reflect the required statutory premium reserve. See Note 8 for the tax treatment of the statutory premium reserve.

     As of December 31, 2000 and 1999, approximately $36,792,000 and $33,322,000 respectively, of consolidated stockholders' equity represents net assets of the Company's insurance subsidiaries that cannot be transferred in the form of dividends, loans or advances to the parent company under statutory regulations without prior insurance department approval.

     Bonds and certificates of deposit totaling approximately $3,120,000 at December 31, 2000 and 1999, are deposited with the insurance departments of the states in which business is conducted. These investments are restricted as to withdrawal as required by law.

3.   INVESTMENTS IN SECURITIES

     The aggregate fair value, gross unrealized holding gains, gross unrealized holding losses and amortized cost for securities by major security type at December 31 are as follows:

                                                              Gross       Gross
                                               Amortized    Unrealized  Unrealized     Fair
                                                 Cost         Gains       Losses       Value
                                              -----------   ----------  ----------  ----------
December 31, 2000
-----------------
Fixed maturities -
   Held-to-maturity, at amortized cost:
      Certificates of deposit...............  $    98,982   $        -  $        -  $   98,982
      Obligations of states and
        political subdivisions..............    4,276,145      120,759       9,917   4,386,987
                                              -----------   ----------  ----------  ----------
      Total.................................  $ 4,375,127   $  120,759  $    9,917  $4,485,969
                                              ===========   ==========  ==========  ==========

Fixed maturities -
   Available-for-sale, at fair value:
      Obligations of states and
       political subdivisions...............  $19,232,729   $  661,030  $   18,770  $19,874,989
      Corporate debt securities.............   11,727,685      177,434      69,403   11,835,716
                                              -----------   ----------  ----------  -----------
      Total.................................  $30,960,414   $  838,464  $   88,173  $31,710,705
                                              ===========   ==========  ==========  ===========

Equity securities, at fair value -
   Common stocks and nonredeemable
      preferred stocks......................  $ 2,434,367   $2,583,687  $   47,985  $ 4,970,069
                                              ===========   ==========  ==========  ===========

                                                                Gross          Gross
                                                Amortized      Unrealized     Unrealized       Fair
                                                  Cost           Gains          Losses        Value
                                               -----------    -----------     ----------   -----------
December 31, 1999
-----------------
Fixed maturities -
  Held-to-maturity, at amortized cost:
     Certificates of deposit.................  $    98,982    $         -     $        -   $    98,982
     Obligations of states and
       political subdivisions................    4,466,889         48,784        167,667     4,348,006
                                               -----------    -----------     ----------   -----------
     Total...................................  $ 4,565,871    $    48,784     $  167,667   $ 4,446,988
                                               ===========    ===========     ==========   ===========

Fixed maturities -
  Available-for-sale, at fair value:
     Obligations of states and
       political subdivisions................  $21,604,961    $   188,372     $  798,879   $20,994,454
     Corporate debt securities...............    5,024,919          3,029         90,484     4,937,464
                                               -----------    -----------     ----------   -----------
     Total...................................  $26,629,880    $   191,401     $  889,363   $25,931,918
                                               ===========    ===========     ==========   ===========

Equity securities, at fair value
     Common stocks and nonredeemable
       preferred stocks......................  $ 2,510,505    $ 2,686,419     $  184,665   $ 5,012,259
                                               ===========    ===========     ==========   ===========

The scheduled maturities of fixed maturities at December 31, 2000 are as follows:

                                                   Available-for-Sale             Held-to-Maturity
                                               --------------------------     ------------------------
                                                 Amortized        Fair        Amortized         Fair
                                                   Cost          Value          Cost           Value
                                               -----------    -----------     ----------   -----------
Due in one year or less......................  $ 1,826,953    $ 1,830,765     $   58,982   $    58,982
Due after one year through five years........    8,260,362      8,321,825        221,104       226,434
Due after five years through ten years.......   10,167,849     10,497,762      2,000,802     2,073,598
Due after ten years..........................   10,705,250     11,060,353      2,094,239     2,126,955
                                               -----------    -----------     ----------   -----------
   Total.....................................  $30,960,414    $31,710,705     $4,375,127   $ 4,485,969
                                               ===========    ===========     ==========   ===========

Earnings on investments and net realized gains for the years ended December 31 are as follows:

                                                                 2000           1999          1998
                                                              -----------     ----------   -----------
Fixed maturities...........................................   $ 1,838,463     $1,571,121   $ 1,433,063
Equity securities..........................................       174,757        191,741       168,904
Invested cash and other short-term investments.............       497,653        401,060       212,652
Miscellaneous interest.....................................        17,270         11,749        20,330
Net realized gain..........................................       104,211        418,395       398,610
                                                              -----------     ----------   -----------
   Investment income.......................................   $ 2,632,354     $2,594,066   $ 2,233,559
                                                              ===========     ==========   ===========

Gross realized gains and losses on sales of available-for-sale securities for the years ended December 31 are summarized as follows:

                                                                  2000           1999         1998
                                                              -----------     ----------   -----------
Gross realized gains:
   Debt securities.........................................   $         -     $        -   $     3,133
   Obligations of states and political subdivisions........           280          8,509        12,192
   Common stocks and nonredeemable preferred stocks........       501,942        520,429       751,493
                                                              -----------     ----------   -----------
      Total................................................       502,222        528,938       766,818
                                                              -----------     ----------   -----------

Gross realized losses:
   Obligations of states and political subdivisions........      (147,659)          (563)       (3,983)
   Debt securities.........................................             -              -      (125,000)
   Common stocks and nonredeemable preferred stocks........      (250,352)      (109,980)     (239,225)
                                                              -----------     ----------   -----------
      Total................................................      (398,011)      (110,543)     (368,208)
                                                              -----------     ----------   -----------
   Net realized gain.......................................   $   104,211     $  418,395   $   398,610
                                                              ===========     ==========   ===========

4. PROPERTY

   Property and equipment and estimated useful lives at December 31 are summarized as follows:

                                                                                  2000        1999
                                                                              ----------   -----------
Land......................................................................    $1,107,582   $ 1,107,582
Office buildings and improvements (25 years)..............................     1,609,305     1,599,321
Furniture, fixtures and equipment (5 to 10 years).........................     4,652,915     4,335,523
Automobiles (3 years).....................................................       447,651       338,564
                                                                              ----------   -----------
      Total...............................................................     7,817,453     7,380,990
      Less accumulated depreciation.......................................    (2,320,827)   (1,544,524)
                                                                              ----------   -----------
      Property and equipment, net.........................................    $5,496,626   $ 5,836,466
                                                                              ==========   ===========

5.   REINSURANCE

     The Company assumes and cedes reinsurance with other insurance companies in the normal course of business. Premiums assumed and ceded were approximately $32,000 and $363,000, respectively for 2000, $47,000 and $325,000, respectively for 1999, and $74,000 and $313,000, respectively for 1998. Ceded reinsurance is comprised of excess of loss treaties, which protects against losses over certain amounts. In the event that the assuming insurance companies are unable to meet their obligations under these contracts, the Company is contingently liable.

6.   RESERVES FOR CLAIMS
     Changes in the reserves for claims for the years ended December 31 are summarized as follows based on the year in which the policies were written:

                                                   2000         1999           1998
                                               -----------   -----------   -----------
Balance, beginning of year...................  $15,864,665   $13,362,665   $ 7,622,140
Provision related to:
 Current year................................    5,832,040     6,651,832     4,868,576
 Prior years.................................       33,315      (625,768)    3,226,374
                                               -----------   -----------   -----------
  Total provision charged to operations......    5,865,355     6,026,064     8,094,950
                                               -----------   -----------   -----------
Claims paid, net of recoveries, related to:
 Current year................................     (413,129)   (1,142,117)     (280,079)
 Prior years.................................   (3,372,226)   (2,381,947)   (2,074,346)
                                               -----------   -----------   -----------
  Total claims paid, net of recoveries.......   (3,785,355)   (3,524,064)   (2,354,425)
                                               -----------   -----------   -----------

  Balance, end of year.......................  $17,944,665   $15,864,665   $13,362,665
                                               ===========   ===========   ===========

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

                                                                 2000        1999       1998
                                                              ----------  ----------  ----------
Net income:
 As reported...........................................       $3,140,463  $4,420,394  $5,459,509
 Pro forma.............................................        3,041,875   4,414,260   4,872,247
Basic earnings per common share:
 As reported...........................................       $     1.21  $     1.59  $     1.95
 Pro forma.............................................             1.17        1.59        1.74
Diluted earnings per common share:
 As reported...........................................       $     1.21  $     1.59  $     1.92
 Pro forma.............................................             1.17        1.58        1.72

The estimated weighted average grant-date fair value of options granted for the years ended December 31 are as follows:

                                                                 2000        1999       1998
                                                              ----------  ----------  ----------
Exercise price equal to market price on date of grant:
 Weighted average exercise price............................  $    12.07  $    20.30  $    25.62
 Weighted average grant-date fair value.....................        5.85        9.55       11.14
Exercise price greater than market price on date of grant:
 Weighted average exercise price............................  $        -  $        -  $    29.15
 Weighted average grant-date fair value.....................           -           -       10.70

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000, 1999 and 1998, respectively: dividend yield of .6%, .6% and .5%; expected volatility of 34%, 26% and 22%; risk-free interest rates of approximately 5.5%, 6% and 5%; and expected lives of 5 to 10 years. A summary of the status of the Company's plans as of December 31 and changes during the years ended on those dates is presented below:

                                                            2000                         1999                         1998
                                                ---------------------------   --------------------------   -------------------------
                                                                 Weighted-                    Weighted-                   Weighted-
                                                                  Average                      Average                     Average
                                                                 Exercise                     Exercise                    Exercise
                                                  Shares           Price        Shares          Price        Shares         Price
                                                -----------    ------------   -----------    -----------   -----------   -----------
Outstanding at beginning of year...........          82,320    $      22.74        96,524    $     19.93        80,319   $     11.29
Granted....................................         212,500           12.07         9,700          20.30        52,150         27.51
Exercised..................................          (2,060)           7.60       (17,774)          8.44       (24,985)         8.90
Terminated.................................         (13,680)          16.29        (6,130)         16.16       (10,960)        18.69
                                                -----------                   -----------                  -----------
Outstanding at end of year.................         279,080    $      15.05        82,320    $     22.74        96,524   $     19.93
                                                ===========                   ===========                  ===========
Options exercisable at year-end............         108,744    $      14.89        27,890    $     18.14        37,389   $     12.67
                                                ===========                   ===========                  ===========

The following table summarizes information about fixed stock options outstanding at December 31, 2000:

                                    Options Outstanding at Year-End         Options Exercisable at Year-End
                               ------------------------------------------   -------------------------------
                                                Weighted-       Weighted-                         Weighted-
                                                 Average         Average                           Average
                                 Number         Remaining       Exercise      Number              Exercise
Range of Exercise Prices       Outstanding   Contractual Life    Price      Exercisable            Price
------------------------       -----------   ----------------   --------    -----------           --------
$  10.00  -  $  12.00              104,200                  7   $  11.09         27,460           $  11.01
   13.06  -     14.25              107,859                  5      13.09         52,288              13.08
   15.00  -     17.50               13,485                  2      15.18         12,531              15.04
   20.00  -     22.78               10,996                  8      20.98          2,628              21.16
   25.50  -     29.15               42,540                  7      28.18         13,837              28.05
                               -----------                                  -----------
$  10.00  -  $  29.15              279,080                  6   $  15.05        108,744           $  14.89
                               ===========                                  ===========

     The employee stock options are considered outstanding for the diluted earnings per common share calculation. The total increase in the weighted average shares outstanding related to these equivalent shares was 6,392, 9,404 and 34,768 for 2000, 1999 and 1998, respectively.

     Options to purchase 174,880, 58,456 and 47,840 shares of common stock were outstanding during 2000, 1999 and 1998, respectively, but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares.

8. INCOME TAXES
     At December 31, the approximate effect on each component of deferred income taxes and liabilities is summarized as follows:

                                                                                     2000           1999
                                                                                  ----------     ----------
Deferred income tax assets:
    Recorded reserves for claims net of statutory premium reserves............    $  983,404     $1,067,546
    Accrued vacation..........................................................       163,462        145,727
    Reinsurance payable.......................................................        75,012         28,998
    Bad debt reserve..........................................................       245,465        263,500
    Other.....................................................................        65,627         27,376
                                                                                  ----------     ----------
       Total..................................................................     1,532,970      1,533,147
                                                                                  ----------     ----------
Deferred income tax liabilities:
    Net unrealized gain on investments........................................     1,117,615        613,667
    Excess of tax over book depreciation......................................       343,227        260,452
    Discount accretion on tax-exempt obligations..............................        49,426         43,196
    Other.....................................................................        62,544          1,739
                                                                                  ----------     ----------
       Total..................................................................     1,572,812        919,054
                                                                                  ----------     ----------
Net deferred income tax assets (liabilities)...............................       $  (39,842)    $  614,093
                                                                                  ==========     ==========

A reconciliation of income tax as computed for the years ended December 31 at the U.S. federal statutory income tax rate (34%) to income tax expense follows:

                                                                                                  2000        1999          1998
                                                                                              -----------  ----------   -----------
Anticipated income tax expense.........................................................       $ 1,448,557  $2,196,874   $ 2,616,473
Increase (reduction) related to:
 State income taxes, net of the federal income tax benefit.............................            48,408      35,483        32,778
 Tax-exempt interest income (net of amortization)......................................          (466,041)   (477,926)     (461,731)
 Other, net............................................................................            89,076     286,569        48,480
                                                                                              -----------  ----------   -----------
Provision for income taxes.............................................................       $ 1,120,000  $2,041,000   $ 2,236,000
                                                                                              ===========  ==========   ===========

The components of income tax expense for the years ended December 31 are summarized as follows:

                                                                                                 2000        1999          1998
                                                                                              -----------  ----------   -----------
Current:
 Federal...............................................................................        $  889,038  $1,994,169   $ 3,421,954
 State.................................................................................            79,037      40,441        52,143
                                                                                              -----------  ----------   -----------
   Total...............................................................................           968,075   2,034,610     3,474,097
Deferred expense (benefit).............................................................           151,925       6,390    (1,238,097)
                                                                                              -----------  ----------   -----------
   Total...............................................................................        $1,120,000  $2,041,000   $ 2,236,000
                                                                                              ===========  ==========   ===========

For state income tax purposes, ITIC and NE-ITIC must pay only a gross premium tax.

9.   LEASES

     Rent expense totaled approximately $550,000, $509,000 and $460,000 in 2000, 1999 and 1998, respectively. The future minimum lease payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2000 are summarized as follows:

Year End:
  2001          $276,903
  2002           244,705
  2003           113,584
  2004            67,584
  2005            52,968
Thereafter             -
                --------
     Total      $755,744
                ========

10.  EMPLOYEE BENEFIT PLAN

     After three years of service, employees are eligible to participate in a Simplified Employee Pension Plan. Contributions, which are made at the discretion of the Company, are based on the employee's salary, but in no case will such contribution exceed $25,500 per employee. All contributions are deposited in Individual Retirement Accounts for participants. Contributions under the plan were approximately $393,000, $337,000 and $290,000 for 2000, 1999 and 1998, respectively.

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

     Stockholders' equity on a statutory basis was $32,504,251 and $30,463,866 as of December 31, 2000 and 1999, respectively. Net income on a statutory basis was $3,911,764, $5,129,055, and $6,667,605 for the twelve months ended December 31, 2000, 1999 and 1998, respectively.

13. SEGMENT INFORMATION

  The Company's operations include two reportable segments: title insurance services and tax-free exchange services.

  The title insurance segment issues title insurance policies through approved attorneys from underwritting offices and through independent issuing agents. Title insurance policies insure titles to residential, institutional, commercial and industrial properties.

  The tax-free exchange segment acts as an intermediary in tax-free exchanges of property held for productive use in a trade or business or for investments. Revenues are derived from fees for handling exchange transactions.

  Provided below is selected financial information about the Company's operations by segment for the three years ended December 31, 2000, 1999 and 1998:

                                          Income        Provision
                          Operating       Before           For
                           Revenues    Income Taxes    Income Taxes    Assets
                         -----------  --------------  --------------  --------
2000
----
Title Insurance.........  $37,925,106    $3,115,950     $  681,862   $55,299,670
Exchange Services.......    1,046,178       838,326        323,405       724,020
All Other...............      626,130       306,187        114,733     3,315,317
                          -----------    ----------     ----------   -----------
   Consolidated Total...  $39,597,414    $4,260,463     $1,120,000   $59,339,007
                          ===========    ==========     ==========   ===========
1999
----
Title Insurance.........  $43,942,374    $5,641,471     $1,746,790   $51,102,222
Exchange Services.......      723,854       556,189        215,926       270,436
All Other...............      106,265       263,734         78,284     3,783,906
                          -----------    ----------     ----------   -----------
   Consolidated Total...  $44,772,493    $6,461,394     $2,041,000   $55,156,564
                          ===========    ==========     ==========   ===========
1998
----
Title Insurance.........  $45,553,649    $6,976,775     $1,977,676   $49,217,421
Exchange Services.......      636,839       511,913        199,335       377,878
All Other...............       52,216       206,821         58,989     2,002,513
                          -----------    ----------     ----------   -----------
   Consolidated Total...  $46,242,704    $7,695,509     $2,236,000   $51,597,812
                          ===========    ==========     ==========   ===========


REPORT OF INDEPENDENT ACCOUNTANTS

Investors Title Company and Subsidiaries:

  We have audited the accompanying consolidated balance sheets of Investors Title Company (the "Company") and its subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Investors Title Company and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.



/s/ Deloitte & Touche LLP


Raleigh, North Carolina
February 2, 2001

Shareholder Information
--------------------------------------------------------------------------------

Common Stock Data

The common stock of the Company is traded under the symbol "ITIC" in the over-the-counter market and is quoted on the National Market System of the National Association of Securities Dealers Automated Quotation System ("NASDAQ"). The Company has approximately 1,500 shareholders of record, including shareholders whose shares are held in street name. The following table shows the 2000 and 1999 high and low sales prices reported on the NASDAQ National Market System.

                                                         2000                      1999
                                                  ------------------       --------------------
                                                    High       Low           High         Low
                                                  --------   -------       --------     -------
          First Quarter                           $18.125    $10.25        $23.00       $20.25
          Second Quarter                          $13.25     $ 9.813       $22.50       $15.375
          Third Quarter                           $13.00     $10.125       $19.625      $14.00
          Fourth Quarter                          $17.00     $10.016       $18.50       $13.75

The Company paid cash dividends of $.03 per share in each of the four quarters during 2000 and 1999.

Market Makers

Davenport & Co. of Virginia    Scott & Stringfellow    Sherwood Securities Corp.
Knight Securities L.P.         Spear, Leeds & Kellog