Form 10-K, Exhibit 13
period 2001-12-31
INVESTORS TITLE CO
filed 2002-03-29
CIK 720858

                                                                    Exhibit 13.1






                             Investors Title Company
                               2001 Annual Report

Investors Title Company and Subsidiaries
FINANCIAL HIGHLIGHTS


For the Year                                       2001               2000              1999             1998               1997
------------                                       ----               ----              ----             ----               ----
Net premiums written                            $59,480,545       $37,690,752       $43,819,565       $45,379,696       $29,875,350
Revenues                                         64,472,445        42,229,768        47,366,559        48,476,263        32,390,516
Investment income                                 2,740,280         2,528,143         2,175,671         1,834,949         1,628,188
Net income                                        6,008,998         3,140,463         4,420,394         5,459,509         4,530,382

Per Share Data
--------------
Basic earnings per common share                 $      2.35       $      1.21       $      1.59       $      1.95       $      1.63
Weighted average shares
outstanding - Basic                               2,554,204         2,594,891         2,776,878         2,806,267         2,782,449
Diluted earnings per common share               $      2.31       $      1.21       $      1.59       $      1.92       $      1.60
Weighted average shares
outstanding - Diluted                             2,599,714         2,601,283         2,786,282         2,841,035         2,826,730
Cash dividends per share                        $       .12       $       .12       $       .12       $       .12       $       .12

At Year End
-----------
Assets                                          $70,219,700       $59,339,007       $55,156,564       $51,597,812       $41,293,007
Investments in securities                        53,024,283        44,638,179        40,807,540        35,571,302        31,623,053
Stockholders' equity                             44,271,768        39,189,649        37,501,740        36,328,665        31,128,908
Book value/share                                      17.59             15.27             13.70             12.93             11.12

Performance Ratios
------------------
Net income to:
Average stockholders' equity                          14.40%             8.19%            11.97%            16.19%            15.86%
Total revenues (profit margin)                         9.32%             7.44%             9.33%            11.26%            13.99%




Management's Discussion and Analysis
of Financial Condition and Results of Operations

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

     The Company's second segment provides tax-free exchange services through its two subsidiaries, Investors Title Exchange Corporation ("ITEC") and Investors Title Accommodation Corporation ("ITAC"). ITEC serves as a qualified intermediary in (S).1031 like-kind exchanges of real or personal property. ITAC serves as exchange accommodation titleholder in reverse exchanges.

     Although the economy in general suffered through a mild recession in 2001, the real estate segment remained robust. The downward trend in interest rates that began in 2000 continued last year and was the primary factor in the relative strength in real estate activity. According to data published by Freddie Mac, the monthly average 30-year fixed mortgage interest rates were reported to be 6.97%, 8.05% and 7.44% in 2001, 2000 and 1999, respectively. According to statistics from the National Association of Realtors, existing home sales reached a record high of 5.3 million. This represents an increase of 3.5% from 2000, and an increase of 1.7% over 1999. New and existing home sales were
6.2 million, 6 million and 6.1 million in 2001, 2000 and 1999, respectively.

     During 2001, the monthly average 30-year fixed mortgage interest rates began the year at 7.38%, declined to 6.62% in October and gradually increased to end the year at 7.07%. The decline in rates contributed to improved housing affordability, which helped home sales reach record levels. Lower interest rates also fueled a surge in refinancing of existing mortgages. For 2001 in total, refinancing volume was approximately $1.2 trillion, which was $1 trillion more than the preceding year according to the Mortgage Bankers Association. The level of mortgage refinancing and the number of existing home sales are primary drivers of our premiums written.

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

RESULTS OF OPERATIONS
OPERATING REVENUES

     A summary by segment of the Company's operating revenues is as follows:

                          2001                   2000                    1999
                      -----------   ----     -----------    ----     -----------   ----
Title Insurance       $59,815,041   96.9%    $37,925,106    95.8%    $43,942,374   98.2%
Exchange Services       1,018,353    1.7%      1,046,178     2.6%        723,854    1.6%
All Other                 886,998    1.4%        626,130     1.6%        106,265     .2%
                      -----------   ----     -----------    ----     -----------   ----
                      $61,720,392    100%    $39,597,414     100%    $44,772,493    100%
                      ===========            ===========             ===========

Title Insurance: Net premiums written increased 57.8% in 2001 and decreased 14% and 3.4% in 2000 and 1999, respectively. The increase in sales in 2001 resulted primarily from declining mortgage interest rates, which sparked a surge in refinance activity. The number of policies and commitments issued in 2001 was 292,328, an increase of 48.5% compared with 196,836 in 2000. In 2000, the number of policies and commitments issued decreased by 23.2% compared with 256,272 in 1999.

     Shown below is a schedule of net premiums written for 2001, 2000 and 1999 in all states where our two insurance subsidiaries, Investors Title Insurance Company and Northeast Investors Title Insurance Company, currently underwrite insurance:

                              2001               2000                 1999
                          ------------       ------------         ------------
Alabama                   $     90,369       $          -         $      1,003
Florida                         10,530                  -                    -
Georgia                        318,284            209,300              499,194
Indiana                         14,096            400,488              409,630
Iowa                            31,770                  -                    -
Kentucky                       132,606                  -                4,527
Maryland                     1,023,093            525,177              597,470
Michigan                    11,891,314          6,395,071            6,760,538
Minnesota                    1,342,606            851,836            1,693,036
Mississippi                    160,952             35,509               22,537
Nebraska                     1,255,563          1,103,168            1,135,924
New York                     3,384,451            770,082              542,497
North Carolina              21,767,115         15,825,323           19,713,637
Ohio                            55,349             43,810                    -
Pennsylvania                 3,554,748            962,331               45,682
South Carolina               4,054,696          3,893,692            5,016,808
Tennessee                    2,521,198          1,097,654              607,047
Virginia                     6,847,586          4,772,838            6,143,420
West Virginia                1,314,747          1,127,715              895,745
Wisconsin                       28,306              6,923                9,350
                          ------------       ------------         ------------
Direct Premiums             59,799,379         38,020,917           44,098,045
Reinsurance Assumed             21,394             32,363               46,732
Reinsurance Ceded             (340,228)          (362,528)            (325,212)
                          ------------       ------------         ------------
Net Premiums Written      $ 59,480,545       $ 37,690,752         $ 43,819,565
                          ============       ============         ============

     Branch net premiums written as a percentage of total net premiums written were 36.7%, 42.2% and 45.2% in 2001, 2000 and 1999, respectively. Net premiums written from branch operations increased 37.3% in 2001 compared with 2000 and decreased 19.8% in 2000 compared with 1999.

     Agency net premiums written as a percentage of total net premiums written were 63.3%, 57.8% and 54.8% in 2001, 2000 and 1999, respectively. Net premiums written from agency operations increased 72.8% compared with 2000 and decreased 9.2% in 2000 compared with 1999.

Exchange Services: Operating revenues from exchange transactions decreased 2.7% in 2001 and increased 44.5% and 13.7% in 2000 and 1999, respectively. On September 15, 2000, the Internal Revenue Service issued Revenue Procedure 2000-37, which provides a safe harbor for reverse exchanges. The original safe harbors, which established procedures to follow for standard exchange transactions, excluded the more complicated reverse transactions. The Company has dedicated a separate subsidiary to assist clients in structuring this type of exchange.

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

INVESTMENT INCOME

     Investments are an integral part of the Company's business. In formulating its investment strategy, the Company has emphasized after-tax income. Investments in marketable securities have increased from funds retained in the Company. The investments are primarily in debt securities, and to a lesser extent, equity securities. The effective maturity of the majority of the fixed-income investments is within 15 years.

     As new funds become available, they are invested in accordance with the Company's investment policy and corporate goals. Securities purchased may include a combination of taxable fixed-income securities, tax-exempt securities and equities. The Company strives to maintain a high quality investment portfolio.

     Investment income increased 8.4%, 16.2% and 18.6% in 2001, 2000 and 1999, respectively. These increases were primarily attributable to increases in the average investment portfolio balances.

EXPENSES

     A summary by segment of the Company's operating expenses is as follows:

                           2001                       2000                       1999
                       -----------     -----      -----------     -----      ------------      -----
Title Insurance        $54,235,878      97.3%     $36,925,644      97.3%     $ 40,368,076       98.7%
Exchange Services          433,811        .8%         225,330        .6%          178,627         .4%
All Other                1,063,758       1.9%         818,331       2.1%          358,462         .9%
                       -----------     -----      -----------     -----      ------------      -----
                       $55,733,447       100%     $37,969,305       100%     $ 40,905,165        100%
                       ===========                ===========                ============

     On a combined basis, profit margins were 9.32%, 7.44% and 9.33% in 2001, 2000 and 1999, respectively. The increase of 57.8% in net premiums written coupled with a smaller increase of only 46.8% in operating expenses contributed to the increase in profit margin for 2001. Expenses increased due to the increase in premium volume as well as an increase in costs associated with entering and supporting new market areas.

Title Insurance: Profit margins for the title insurance segment were 8.69%, 6.02% and 8.39% in 2001, 2000 and 1999, respectively. The increase in premiums written along with concerted efforts to contain costs contributed to the improvement in the profit margin for 2001. In order to maintain and improve margins, the Company strives to identify opportunities to refine operating procedures and to implement programs designed to reduce expenses.

     Commissions increased 81.5% in 2001 and decreased 9.2% and 2% in 2000 and 1999, respectively. Commission expense as a percentage of net premiums written by agents was 74.6%, 71% and 71% for 2001, 2000 and 1999, respectively. Commission rates vary geographically and may be influenced by state regulations.

     The provision for claims as a percentage of net premiums written was 11.4%, 15.6% and 13.8% in 2001, 2000 and 1999, respectively. The provision reflects actual payments of claims, net of recovery amounts, plus adjustments to the specific and general claims reserves, the latter of which are actuarially determined based on historical claims experience. Payments of claims, net of recoveries, were $3,270,928, $3,785,355 and $3,524,064 in 2001, 2000 and 1999,
respectively.

     The Company has continued to strengthen its reserves for claims. At December 31, 2001, the total reserves for claims were $21,460,000. Of that total, $3,788,091 was reserved for specific claims, and $17,671,909 was reserved for claims for which the Company had no notice. Management relies on actuarial techniques to estimate future claims by analyzing historical claim payment patterns. Claims reserves are reviewed and certified as to their adequacy by independent actuaries annually. There are no known claims which are expected to have a materially adverse effect on the Company's financial position.

     On a consolidated basis, salaries and employee benefits as a percentage of net premiums written were 18.1%, 25.5% and 22.5% in 2001, 2000 and 1999, respectively. Though salaries and employee benefits have risen in total, in 2001 the percentage to net premiums written decreased attesting to an improvement in productivity. The title insurance segment's total salaries and employee benefits accounted for 92.8%, 95.1% and 98.4% of total salaries for 2001, 2000 and 1999, respectively. Overall office occupancy and operations as a percentage of net premiums was 8.3%, 9.5% and 9.7% in 2001, 2000 and 1999, respectively. The title insurance segment's total office occupancy and operations accounted for 95.2%, 93.5% and 94.9% in 2001, 2000 and 1999, respectively. In 2001, the improvement in the percentage of overall office occupancy and operations to net premiums reflects the increase in premium volume and the fixed cost nature of some of the office occupancy and operations expenses.

     Premium and retaliatory taxes increased 66.5% in 2001 and decreased 13% and 2.1% in 2000 and 1999, respectively, in direct proportion to the fluctuations in premium volume.

Exchange Services: The exchange services segment's total operating expenses as a percentage of the Company's total expenses were .8%, .6%, and .4% for 2001, 2000 and 1999, respectively. The increase in operating expenses was due to an increase in staff.

NET INCOME

     A summary by segment of the Company's net income is as follows:


                              2001                    2000                    1999
                              ----      -----         ----      -----         ----       -----
Title Insurance           $5,429,494    90.3%     $2,434,088    77.5%     $3,894,681     88.1%
Exchange Services            370,787     6.2%        514,921    16.4%        340,263      7.7%
All Other                    208,717     3.5%        191,454     6.1%        185,450      4.2%
                          ----------     ---      ----------     ---      ----------      ---
                          $6,008,998     100%     $3,140,463     100%     $4,420,394      100%
                          ==========              ==========              ==========




     On a consolidated basis, the Company reported an increase in net income of 91% in 2001 and a decrease in net income of 29% and 19% in 2000 and 1999, respectively. The increase in 2001 was primarily attributable to increased revenues and improved operating efficiencies resulting from expense control procedures. The decreases in 2000 and 1999 were primarily due to decreases in net premiums written of 14% and 3.4%, partially offset by increases in net income of the exchange services segment and increases in investment income.

Title Insurance: Net income for the title insurance segment increased 123% in 2001 and decreased 37.5% and 22.1% in 2000 and 1999, respectively. The increase in 2001 was primarily attributable to increased revenues and improved operating efficiencies resulting from expense control procedures. Decreases in net premiums written, coupled with the fixed nature of certain operating expenses contributed to the decreases in net income for 2000 and 1999.

Exchange Services: The exchange services segment saw a net income decrease of 28% in 2001 and increases of 51.3% and 8.9% in 2000 and 1999, respectively. A decrease in fee revenue coupled with an expansion of staff contributed to the decrease in net income for the exchange services segment.

LIQUIDITY AND CAPITAL RESOURCES

     Cash flows provided by operating activities were $8,723,704, $7,135,956 and $7,738,524 in 2001, 2000 and 1999, respectively. The increase in 2001 is primarily the result of the increase in net income compared with 2000.

     As of December 31, 2001 and 2000, approximately $41,670,000 and $36,792,000 respectively, of the consolidated stockholders' equity represent net assets of the Company's subsidiaries that cannot be transferred in the form of dividends, loans or advances to the parent company under statutory regulations without prior insurance department approval. The parent company's ability to pay dividends and operating expenses is dependent upon funds received from the insurance subsidiaries. The Company believes amounts available for transfer from the insurance subsidiaries are adequate to meet the parent company's operating needs.

     On December 9, 1996, the Board of Directors approved the repurchase by the Company of up to 150,000 shares of the Company's common stock from time to time at prevailing market prices. A portion of the repurchases is to avoid dilution to existing shareholders as a result of issuances of stock in connection with stock options and stock bonuses. Pursuant to this approval, the Company repurchased all 150,000 shares prior to 2001 at an average price of $19.37 per share including 6,211 shares purchased at an average purchase price of $17.58 during 2000 and 99,645 shares at an average purchase price of $19.05 per share during 1999.

     On May 11, 1999, the Board of Directors approved the repurchase of an additional 200,000 shares of the Company's common stock. Pursuant to this approval, the Company repurchased all 200,000 shares at an average price of $12.50 per share including 25,766 shares purchased at an average purchase price of $14.73 during 2001 and 174,234 shares at an average purchase price of $12.18 per share during 2000.

     On May 9, 2000, the Board of Directors approved the repurchase of an additional 500,000 shares of the Company's common stock. Pursuant to this approval, the Company repurchased 32,184 shares in the twelve months ended December 31, 2001 at an average per share price of $14.75.

     During the twelve months ended December 31, 2001, the Company repurchased common stock for $854,138 and issued common stock totaling $95,134 in satisfaction of stock option exercises, stock bonuses and other stock issuances. In 2001, retained earnings had a net increase of $4,907,305, after repurchases and issuances reduced retained earnings by $759,004.

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

CORPORATE OVERSIGHT

     The Company generates substantial investable funds from its two insurance subsidiaries. In formulating and implementing policies for investing new and existing funds, the Company has emphasized maximizing total after-tax return on capital and earnings while ensuring the safety of funds under management and adequate liquidity. The Company's Board of Directors oversees investment risk management processes. The Company seeks to invest premiums and other income to create future cash flows that will fund future claims, employee benefits and expenses, and earn stable margins across a wide variety of interest rate and economic scenarios. The Board has established specific investment policies that define the overall framework for managing market and other investment risks, including the accountabilities and controls over these activities. The Company may use the following tools from time to time to manage its exposure to market risk within defined tolerance ranges: 1) rebalance its existing asset portfolios or 2) change the character of future investments.

INTEREST RATE RISK

     Interest rate risk is the risk that the Company will incur economic losses due to adverse changes in interest rates. This risk arises from the Company's investments in interest-sensitive debt securities. These securities are primarily fixed-rate municipal bonds and corporate bonds. The Company does not purchase such securities for trading purposes. At December 31, 2001, the Company had approximately $48 million in fixed-rate bonds. The Company manages the interest rate risk inherent in its assets by monitoring its liquidity needs and by targeting a specific range for the portfolio's duration or weighted average maturity.

     To determine the potential effect of interest rate risk on interest-sensitive assets, the Company calculates the effect of a 10% change in prevailing interest rates ("rate shock") on the fair market value of these securities considering stated interest rates and time to maturity. Based upon the information and assumptions the Company uses in its calculation, management estimates that a 10% immediate, parallel increase in prevailing interest rates would decrease the net fair market value of its debt securities by approximately $5.5 million. The selection of a 10% immediate parallel increase in prevailing interest rates should not be construed as a prediction by the Company's management of future market events, but rather, to illustrate the potential impact of such an event. To the extent that actual results differ from the assumptions utilized, the Company's rate shock measures could be significantly impacted. Additionally, the Company's calculation assumes that the current relationship between short-term and long-term interest rates (the term structure of interest rates) will remain constant over time. As a result, these calculations may not fully capture the impact of nonparallel changes in the term structure of interest rates and/or large changes in interest rates.

EQUITY PRICE RISK

     Equity price risk is the risk that the Company will incur economic losses due to adverse changes in a particular stock or stock index. At December 31, 2001, the Company had approximately $5.4 million in preferred and common stocks. By statutory policy, the Company's maximum exposure to the equity market is limited to 20% of the Company's statutorily admitted assets. Equity price risk is addressed in part by varying the specific allocation of equity investments over time pursuant to management's assessment of market and business conditions and ongoing liquidity needs analysis. The Company's largest equity exposure is declines in the S&P 500; its portfolio of equity instruments is similar to those that comprise this index. Based upon the information and assumptions the Company used in its calculation, management estimates that an immediate decrease in the S&P 500 of 10% would decrease the net fair value of the Company's assets identified above by approximately $540,000. The selection of a 10% immediate decrease in the S&P 500 should not be construed as a prediction by the Company's management of future market events, but rather, to illustrate the potential impact of such an event. Since this calculation is based on historical performance, projecting future price volatility using this method involves an inherent assumption that historical volatility and correlation relationships will remain stable. Therefore, the results noted above may not reflect the Company's actual experience if future volatility and correlation relationships differ from such historical relationships.

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

SELECTED QUARTERLY FINANCIAL DATA

2001                                     March 31        June 30     September 30      December 31
----                                     --------        -------     ------------      -----------
Net premiums written                   $11,437,725    $14,867,277     $14,730,034      $18,445,509
Investment income                          685,877        672,054         661,803          720,546
Net income                                 840,124      1,444,546       1,604,444        2,119,884
Basic earnings per common share                .33            .56             .63              .84
Diluted earnings per common share              .32            .56             .61              .82

2000
----
Net premiums written                   $ 8,370,138    $10,065,032     $10,102,818      $ 9,152,764
Investment income                          591,791        576,317         624,205          735,830
Net income                                 521,607        734,759       1,145,484          738,613
Basic earnings per common share                .20            .28             .44              .29
Diluted earnings per common share              .20            .28             .44              .29

Investors Title Company and Subsidiaries
CONSOLIDATED BALANCE SHEETS

As of December 31, 2001 and 2000

                                                                                          2001              2000
                                                                                       ------------      ------------
Assets

     Cash and cash equivalents                                                         $  3,452,455      $  4,268,713
     Investments in securities (Notes 2 and 3):
     Fixed maturities:
            Held-to-maturity, at amortized cost (fair value: 2001: $7,255,507;
                    2000: $8,068,247)                                                     7,152,336         7,957,405
            Available-for-sale, at fair value (amortized cost: 2001: $39,118,999;
                    2000: $30,960,414)                                                   40,438,390        31,710,705
     Equity securities, at fair value (cost: 2001: $3,202,085; 2000: $2,434,367)          5,433,557         4,970,069
                                                                                       ------------      ------------
                    Total investments                                                    53,024,283        44,638,179

     Premiums receivable (less allowance for doubtful accounts: 2001: $1,405,000;
                    2000: $725,000)                                                       7,104,580         3,023,304
     Accrued interest and dividends                                                         725,757           616,652
     Prepaid expenses and other assets                                                      830,236         1,091,416
     Property acquired in settlement of claims                                              294,510           204,117
     Property, net (Note 4)                                                               4,433,855         5,496,626
     Deferred income taxes, net (Note 8)                                                    354,024                 -
                                                                                       ------------      ------------
Total Assets (Note 13)                                                                 $ 70,219,700      $ 59,339,007
                                                                                       ============      ============
Liabilities and Stockholders' Equity
Liabilities:
     Reserves for claims (Note 6)                                                      $ 21,460,000      $ 17,944,665
     Accounts payable and accrued liabilities                                             3,700,095         1,918,034
     Commissions and reinsurance payables (Note 5)                                          281,961           222,748
     Premium taxes payable                                                                  367,055                 -
     Current income taxes payable                                                           138,821            24,069
     Deferred income taxes, net (Note 8)                                                          -            39,842
                                                                                       ------------      ------------
            Total liabilities                                                            25,947,932        20,149,358
                                                                                       ------------      ------------
Commitments and Contingencies
     (Notes 5, 9 and 11)

Stockholders' Equity (Notes 2, 3, 7 and 12):
     Common stock-no par value (shares authorized 6,000,000; 2,855,744 and 2,855,744 shares issued; and 2,516,298 and 2,566,859 shares
            outstanding 2001 and 2000, respectively)                                              1                 1
     Retained earnings                                                                   41,928,575        37,021,270
     Accumulated other comprehensive income (net unrealized gain on investments)
            (net of deferred taxes: 2001: $1,207,670; 2000: $1,117,615) (Note 8)          2,343,192         2,168,378
                                                                                       ------------      ------------
            Total stockholders' equity                                                   44,271,768        39,189,649
                                                                                       ------------      ------------
Total Liabilities and Stockholders' Equity                                             $ 70,219,700      $ 59,339,007
                                                                                       ============      ============

See notes to consolidated financial statements.

Investors Title Company and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 2001, 2000 and 1999

                                                                            2001              2000                1999
                                                                        -----------        -----------        -----------
Revenues:
     Underwriting income:
       Premiums written (Note 5)                                        $59,820,773        $38,053,280        $44,144,777
       Less-premiums for reinsurance ceded (Note 5)                         340,228            362,528            325,212
                                                 -                      -----------        -----------        -----------
       Net premiums written                                              59,480,545         37,690,752         43,819,565
     Investment income - interest and dividends (Note 3)                  2,740,280          2,528,143          2,175,671
     Net realized gain on sales of investments (Note 3)                      11,773            104,211            418,395
     Other                                                                2,239,847          1,906,662            952,928
                                                                        -----------        -----------        -----------
            Total                                                        64,472,445         42,229,768         47,366,559
                                                                        -----------        -----------        -----------

Operating Expenses:
     Commissions to agents                                               28,074,489         15,470,852         17,045,552
     Provision for claims (Note 6)                                        6,786,263          5,865,355          6,026,064
     Salaries, employee benefits and payroll taxes (Notes 7 and 10)      10,747,424          9,602,572          9,842,328
     Office occupancy and operations (Note 9)                             4,911,912          3,568,760          4,238,753
     Business development                                                 1,859,039          1,515,428          1,662,485
     Taxes, other than payroll and income                                   287,804            309,098            265,467
     Premium and retaliatory taxes                                        1,250,177            750,697            862,414
     Professional fees                                                      910,586            749,047            782,331
     Other                                                                  905,753            137,496            179,771
                                                                        -----------        -----------        -----------
            Total                                                        55,733,447         37,969,305         40,905,165
                                                                        -----------        -----------        -----------

Income Before Income Taxes (Note 13)                                      8,738,998          4,260,463          6,461,394
Provision For Income Taxes (Notes 8 and 13)                               2,730,000          1,120,000          2,041,000
                                                                        -----------        -----------        -----------

Net Income (Notes 7 and 12)                                             $ 6,008,998        $ 3,140,463        $ 4,420,394
                                                                        ===========        ===========        ===========

Basic Earnings Per Common Share (Note 7)                                $      2.35        $      1.21        $      1.59
                                                                        ===========        ===========        ===========


Weighted Average Shares Outstanding - Basic                               2,554,204          2,594,891          2,776,878
                                                                        ===========        ===========        ===========

Diluted Earnings Per Common Share (Note 7)                              $      2.31        $      1.21        $      1.59
                                                                        ===========        ===========        ===========

Weighted Average Shares Outstanding - Diluted                             2,599,714          2,601,283          2,786,282
                                                                        ===========        ===========        ===========

See notes to consolidated financial statements.

Investors Title Company and Subsidiaries
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2001, 2000 and 1999

                                                                                                   Accumulated
                                                                                                      Other
                                                                                                   Comprehensive
                                                                                                   Income (Net          Total
                                                               Common Stock         Retained     Unrealized Gain    Stockholders'
                                                            Shares       Amount      Earnings     on Investments)       Equity
                                                          ---------      ------      --------     ---------------    -------------
Balance,
         January 1, 1999                                  2,809,123      $732,453   $ 33,050,508      $ 2,545,704       $36,328,665
         Net income                                                                    4,420,394                          4,420,394
         Dividends ($.12 per share)                                                     (342,689)                          (342,689)
         Purchases of 72,162 shares
             of common stock (net of distributions)         (72,162)     (732,452)      (816,600)                        (1,549,052)
         Net unrealized gain on investments                                                            (1,355,578)       (1,355,578)
                                                          ---------      ---------  -------------       ----------       -----------

Balance,
         December 31, 1999                                2,736,961             1     36,311,613        1,190,126        37,501,740
         Net income                                                                    3,140,463                          3,140,463
         Dividends ($.12 per share)                                                     (342,689)                          (342,689)
         Purchases of 170,102 shares
             of common stock (net of distributions)        (170,102)                  (2,088,117)                        (2,088,117)
         Net unrealized gain on investments                                                               978,252           978,252
                                                          ----------     --------   -------------       ---------        -----------

Balance,
         December 31, 2000                                2,566,859            1      37,021,270        2,168,378        39,189,649
         Net income                                                                    6,008,998                          6,008,998
         Dividends ($.12 per share)                                                     (342,689)                          (342,689)
         Purchases of 50,561 shares
             of common stock (net of distributions)         (50,561)                    (759,004)                          (759,004)
          Net unrealized gain on investments                                                              174,814           174,814
                                                          ----------     --------   ------------       ----------       -----------

Balance,
         December 31, 2001                                2,516,298      $     1    $ 41,928,575      $ 2,343,192       $44,271,768
                                                          ==========     ========   ============      ===========       ===========

Investors Title Company and Subsidiaries
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2001, 2000 and 1999

                                                                           2001             2000              1999
                                                                           ----             ----              ----

Net income                                                             $ 6,008,998      $ 3,140,463       $ 4,420,394
                                                                       -----------      -----------       -----------
Other comprehensive income, before tax:
         Unrealized gain (loss) on investments arising during the year     276,642        1,586,411        (1,635,511)
         Less: reclassification adjustment for gains
               realized in net income                                      (11,773)        (104,211)         (418,395)
                                                                      ------------     ------------      ------------
         Other comprehensive income (loss), before tax                     264,869        1,482,200        (2,053,906)
                                                                      ------------     ------------      ------------
         Income tax expense (benefit) related to unrealized
               gain (loss) on investments arising during the year           94,058          539,380          (556,074)
         Income tax expense related to reclassification
               adjustment for net gain realized in net income               (4,003)         (35,432)         (142,254)
                                                                       -----------     ------------      ------------
         Net income tax expense (benefit) on other comprehensive
               income                                                       90,055          503,948          (698,328)
                                                                       -----------     ------------      ------------

Other comprehensive income (loss)                                          174,814          978,252        (1,355,578)
                                                                       -----------      -----------       -----------
Comprehensive income                                                   $ 6,183,812      $ 4,118,715       $ 3,064,816
                                                                       ===========      ===========       ===========

See notes to consolidated financial statements.

Investors Title Company and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOW

For the Years Ended December 31, 2001, 2000 and 1999

                                                                             2001              2000              1999
                                                                             ----              ----              ----

Operating Activities:
Net income                                                             $  6,008,998       $  3,140,463       $  4,420,394
     Adjustments to reconcile net income to net cash
            provided by operating activities:
     Depreciation                                                         1,412,023            794,689            470,843
     Amortization (accretion), net                                            1,818             (1,312)            34,195
     Provision (benefit) for losses on premiums receivable                  680,000            (50,000)                 -
     (Gain) loss on disposals of property                                   (22,263)            (4,523)            45,216
     Net realized gain on sales of investments                              (11,773)          (104,211)          (418,395)
     Provision (benefit) for deferred income taxes                         (483,921)           149,987              6,390
     Provision for claims                                                 6,786,263          5,865,355          6,026,064
     Payments of claims, net of recoveries                               (3,270,928)        (3,785,355)        (3,524,064)
Changes in assets and liabilities:
     (Increase) decrease in receivables and other assets                 (4,699,594)            50,734          1,421,796
     Increase in accounts payable and accrued liabilities                 1,782,061            357,098            302,134
     Increase in commissions and reinsurance payables                        59,213             14,143            124,007
     Increase (decrease) in premium taxes payable                           367,055            (20,618)          (257,269)
     Increase (decrease) in current income taxes payable                    114,752            729,506           (912,787)
                                                                       -------------      -------------      -------------
     Net cash provided by operating activities                            8,723,704          7,135,956          7,738,524
                                                                       -------------      -------------      -------------

Investing Activities:
   Purchases of available-for-sale securities                           (11,473,160)        (7,497,294)        (6,036,921)
   Purchases of held-to-maturity securities                                (600,000)                 -         (3,626,300)
   Proceeds from sales of available-for-sale securities                   2,555,417          3,347,164          1,948,391
   Proceeds from sales of held-to-maturity securities                     1,406,463          1,907,214            808,886
   Purchases of property                                                   (392,157)          (484,151)        (3,077,730)
   Proceeds from disposals of property                                       65,168             33,825             24,520
                                                                       ------------       -------------      -------------
        Net cash used in investing activities                            (8,438,269)        (2,693,242)        (9,959,154)
                                                                       -------------      -------------      -------------

Financing Activities:
   Repurchases of common stock, net                                        (792,666)        (2,103,947)        (1,706,271)
   Exercise of options                                                       33,662             15,830            157,219
   Dividends paid                                                          (342,689)          (342,689)          (342,689)
                                                                       -------------      -------------      -------------
        Net cash used in financing activities                            (1,101,693)        (2,430,806)        (1,891,741)
                                                                       -------------      -------------      -------------

Net Increase (Decrease) in Cash and Cash Equivalents                       (816,258)         2,011,908         (4,112,371)
Cash and Cash Equivalents, Beginning of Year                              4,268,713          2,256,805          6,369,176
                                                                       -------------      -------------      -------------
Cash and Cash Equivalents, End of Year                                 $  3,452,455       $  4,268,713       $  2,256,805
                                                                       =============      =============      =============

Supplemental Disclosures:
   Cash Paid During the Year for:
        Income taxes (net of refunds)                                  $  3,101,000       $    240,000       $  2,947,000
                                                                       =============      =============      =============

Noncash Financing Activities:
         Bonuses and fees totaling $61,472, $126,850 and $191,623 were paid for the twelve months ended December 31, 2001, 2000 and 1999 respectively, by issuance of the Company's common stock.

See notes to consolidated financial statements.

Investors Title Company and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Basis of Presentation and Summary of Significant Accounting Policies

     Description of Business - Investors Title Company's ("the Company") two
     -----------------------
primary business segments are title insurance and exchange services. The Company's title insurance segment, through its two subsidiaries, Investors Title Insurance Company ("ITIC") and Northeast Investors Title Insurance Company ("NE-ITIC"), is licensed to insure titles to residential, institutional, commercial and industrial properties. The Company issues title insurance policies through approved attorneys from underwriting offices in North Carolina and South Carolina, and through independent issuing agents in Alabama, Florida, Georgia, Indiana, Iowa, Kentucky, Maryland, Michigan, Minnesota, Mississippi, Nebraska, New York, Ohio, Pennsylvania, South Carolina, Tennessee, Virginia, West Virginia and Wisconsin. The majority of the Company's business is concentrated in Michigan, New York, North Carolina, Pennsylvania, South Carolina and Virginia. The Company's exchange segment, through its two subsidiaries, Investors Title Exchange Corporation ("ITEC") and Investors Title Accommodation Corporation ("ITAC"), acts as an intermediary in tax-free exchanges of property held for productive use in a trade or business or for investments. ITEC's and ITAC's income is derived from fees for handling exchange transactions.

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

Property and Equipment

     Property and equipment are recorded at cost and are depreciated principally under the straight-line method over the estimated useful lives (3 to 25 years) of the respective assets. During 2001, the Company changed the estimated useful lives of EDP equipment from 5 to 3 years. The change in estimated useful lives is a change in accounting estimate and had an effect of decreasing net income for the year by approximately $291,600.

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

Escrows and Trust Deposits

     As a service to its customers, the Company, through ITIC, administers escrow and trust deposits representing earnest money received under real estate contracts, undisbursed amounts received for settlement of mortgage loans and indemnities against specific title risks. In administering tax-free exchanges, ITEC serves as a qualified intermediary for exchanges, holding the net sales proceeds from relinquished property to be used for purchase of replacement property. ITAC serves as exchange accommodation titleholder and holds property for exchangers in reverse exchange transactions. Cash and other assets held by the Company for these purposes were approximately $67,713,000 and $35,748,000 as of December 31, 2001 and 2000, respectively. These amounts are not considered assets of the Company, and therefore, are excluded from the accompanying consolidated balance sheets.

Recently Issued Accounting Standards

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities as amended by SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company adopted SFAS 133 on January 1, 2001. Adoption of SFAS 133 did not have a material impact on the Company's financial statements.

     In July 2001, FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires the use of the purchase method of accounting for all business acquisitions initiated after June 30, 2001, and the use of the pooling-of-interest method is no longer allowed. Under SFAS No. 142, goodwill and intangible assets deemed to have infinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the statement. Other intangible assets will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, thus the Company will be required to adopt the standard on January 1, 2002. The Company is currently in the process of evaluating the impact that this pronouncement will have on its 2002 financial statements which is not expected to be material.

     In August 2001, FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, thus the Company will be required to adopt the standard on January 1, 2002. The Company is currently in the process of evaluating the impact that this pronouncement will have on its 2002 financial statements which is not expected to be material.

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

Reclassification

     Certain 2000 and 1999 amounts have been reclassified to conform with 2001 classifications.

2. STATUTORY RESTRICTIONS ON CONSOLIDATED STOCKHOLDERS' EQUITY AND INVESTMENTS

     The Company has designated approximately $21,948,000 and $18,942,000 of retained earnings as of December 31, 2001 and 2000, respectively, as appropriated to reflect the required statutory premium reserve. See Note 8 for the tax treatment of the statutory premium reserve.

     As of December 31, 2001 and 2000, approximately $41,670,000 and $36,792,000 respectively, of consolidated stockholders' equity represents net assets of the Company's insurance subsidiaries that cannot be transferred in the form of dividends, loans or advances to the parent company under statutory regulations without prior insurance department approval.

     Bonds and certificates of deposit totaling approximately $3,170,000 and $3,120,000 at December 31, 2001 and 2000, respectively, are deposited with the insurance departments of the states in which business is conducted. These investments are restricted as to withdrawal as required by law.

3. INVESTMENTS IN SECURITIES

     The aggregate fair value, gross unrealized holding gains, gross unrealized holding losses and amortized cost for securities by major security type at December 31 are as follows:

                                                                                     Gross            Gross
                                                                   Amortized         Unrealized       Unrealized         Fair
                                                                   Cost              Gains            Losses             Value
                                                                   ---------         ----------       ----------         -----
December 31, 2001
-----------------
Fixed maturities -
   Held-to-maturity, at amortized cost:
        Certificates of deposit                                    $ 2,915,396       $         -       $         -       $ 2,915,396
        Obligations of states and political subdivisions             4,236,940           120,282            17,111         4,340,111
                                                                   -----------       -----------       -----------       -----------
        Total                                                      $ 7,152,336       $   120,282       $    17,111       $ 7,255,507
                                                                   ===========       ===========       ===========       ===========

Fixed maturities -
   Available-for-sale, at fair value:
        Obligations of states and political subdivisions           $24,302,114       $   722,428       $    46,938       $24,977,604
        Corporate debt securities                                   14,816,885           669,510            25,609        15,460,786
                                                                   -----------       -----------       -----------       -----------
        Total                                                      $39,118,999       $ 1,391,938       $    72,547       $40,438,390
                                                                   ===========       ===========       ===========       ===========

Equity securities, at fair value
   Common stocks and nonredeemable preferred stocks                $ 3,202,085       $ 2,335,603        $  104,131       $ 5,433,557
                                                                   ===========       ===========       ===========       ===========

December 31, 2000
-----------------
Fixed maturities -
   Held-to-maturity, at amortized cost:
        Certificates of deposit                                    $ 3,681,260       $         -       $         -       $ 3,681,260
        Obligations of states and political subdivisions             4,276,145           120,759             9,917         4,386,987
                                                                   -----------       -----------       -----------       -----------
              Total                                                $ 7,957,405       $   120,759       $     9,917       $ 8,068,247
                                                                   ===========       ===========       ===========       ===========

Fixed maturities -
   Available-for-sale, at fair value:
        Obligations of states and political subdivisions           $19,232,729       $   661,030       $    18,770       $19,874,989
        Corporate debt securities                                   11,727,685           177,434            69,403        11,835,716
                                                                   -----------       -----------       -----------       -----------
        Total                                                      $30,960,414       $   838,464       $    88,173       $31,710,705
                                                                   ===========       ===========       ===========       ===========

Equity securities, at fair value -
   Common stocks and nonredeemable preferred stocks                $ 2,434,367       $ 2,583,687       $    47,985       $ 4,970,069
                                                                   ===========       ===========       ===========       ===========

The scheduled maturities of fixed maturities at December 31, 2001 are as follows:

                                                     Available-for-Sale                   Held-to-Maturity
                                                -----------------------------       ----------------------------
                                                Amortized         Fair              Amortized        Fair
                                                Cost              Value             Cost             Value
                                                -----------       -----------       ----------       -----------
     Due in one year or less                    $ 1,409,029       $ 1,418,334       $2,915,396       $2,915,396
     Due after one year through five years       13,853,540        14,387,279          413,789          419,269
     Due after five years through ten years      15,693,760        16,265,527        1,854,795        1,933,075
     Due after ten years                          8,162,670         8,367,250        1,968,356        1,987,767
                                                -----------       -----------       -----------      -----------
        Total                                   $39,118,999       $40,438,390       $7,152,336       $7,255,507
                                                ===========       ===========       ===========      ===========

     Earnings on investments and net realized gains for the years ended December 31 are as follows:

                                                          2001               2000             1999
                                                        -----------       -----------      -----------
     Fixed maturities                                   $2,235,401        $1,838,463       $1,571,121
     Equity securities                                     160,493           174,757          191,741
     Invested cash and other short-term investments        293,729           497,653          401,060
     Miscellaneous interest                                 50,657            17,270           11,749
     Net realized gain                                      11,773           104,211          418,395
                                                        -----------       -----------      -----------
        Investment income                               $2,752,053        $2,632,354       $2,594,066
                                                        ===========       ===========      ===========

     Gross realized gains and losses on sales of available-for-sale securities for the years ended December 31 are summarized as follows:

                                                                      2001             2000            1999
Gross realized gains:                                              -----------      -----------     -----------
   Obligations of states and political subdivisions                $     323        $     280       $   8,509
   Common stocks and nonredeemable preferred stocks                   79,766          501,942         520,429
                                                                   -----------      -----------     -----------
        Total                                                         80,089          502,222         528,938
Gross realized losses:                                             -----------      -----------     -----------
   Obligations of states and political subdivisions                     (155)        (147,659)           (563)
   Common stocks and nonredeemable preferred stocks                  (68,161)        (250,352)       (109,980)
                                                                   -----------      -----------     -----------
        Total                                                        (68,316)        (398,011)       (110,543)
                                                                   -----------      -----------     -----------
   Net realized gain                                               $  11,773        $ 104,211       $ 418,395
                                                                   ===========      ===========     ===========


4. PROPERTY

Property and equipment and estimated useful lives at December 31 are summarized as follows:

                                                                   2001                2000
                                                              ------------        ------------
Land                                                          $ 1,107,582         $ 1,107,582
Office buildings and improvements (25 years)                    1,617,387           1,609,305
Furniture, fixtures and equipment (3 to 10 years)               4,860,555           4,652,915
Automobiles (3 years)                                             468,201             447,651
                                                              ------------        ------------
        Total                                                   8,053,725           7,817,453
        Less accumulated depreciation                          (3,619,870)         (2,320,827)
                                                              ------------        ------------
        Property and equipment, net                           $ 4,433,855         $ 5,496,626
                                                              ============        ============

5. REINSURANCE

     The Company assumes and cedes reinsurance with other insurance companies in the normal course of business. Premiums assumed and ceded were approximately $21,000 and $ 340,000, respectively for 2001, $32,000 and $363,000, respectively for 2000, and $47,000 and $325,000, respectively for 1999. Ceded reinsurance is comprised of excess of loss treaties, which protects against losses over certain amounts. In the event that the assuming insurance companies are unable to meet their obligations under these contracts, the Company is contingently liable.

6. RESERVES FOR CLAIMS

     Changes in the reserves for claims for the years ended December 31 are summarized as follows based on the year in which the policies were written:

                                                                          2001             2000             1999
                                                                      -----------      -----------      -----------
Balance, beginning of year                                            $17,944,665      $15,864,665      $13,362,665
Provision related to:
         Current year                                                   7,056,008        5,832,040        6,651,832
         Prior years                                                     (269,745)          33,315         (625,768)
                                                                      -----------      -----------      -----------
                  Total provision charged to operations                 6,786,263        5,865,355        6,026,064
                                                                      -----------      -----------      -----------

Claims paid, net of recoveries, related to:
         Current year                                                    (241,263)        (413,129)      (1,142,117)
         Prior years                                                   (3,029,665)      (3,372,226)      (2,381,947)
                                                                      -----------      -----------      -----------
                  Total claims paid, net of recoveries                 (3,270,928)      (3,785,355)      (3,524,064)
                                                                      -----------      -----------      -----------

                  Balance, end of year                                $21,460,000      $17,944,665      $15,864,665
                                                                      ===========      ===========      ===========

In management's opinion, the reserves are adequate to cover claim losses which might result from pending and possible claims.

7. COMMON STOCK AND STOCK OPTIONS

     The Company has adopted Employee Stock Option Purchase Plans (the "Plans") under which options to purchase shares (not to exceed 650,000 shares) of the Company's stock may be granted to key employees of the Company at a price not less than the market value on the date of grant. All options are exercisable at 10 to 20% per year beginning on the date of grant or one year from the date of grant and generally expire in five to ten years. The Company applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its plans and, accordingly, no compensation cost has been recognized. Had compensation cost for the Plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                               2001              2000              1999
                                            ----------        ----------        -----------
Net income:
         As reported                        $6,008,998        $3,140,463        $4,420,394
         Pro forma                           5,881,756         3,041,875         4,414,260
Basic earnings per common share:
         As reported                        $     2.35        $     1.21        $     1.59
         Pro forma                                2.30              1.17              1.59
Diluted earnings per common share:
         As reported                        $     2.31        $     1.21        $     1.59
         Pro forma                                2.26              1.17              1.58

The estimated weighted average grant-date fair value of options granted for the years ended December 31 are as follows:

                                                                        2001          2000          1999
                                                                        ----          ----          ----
Exercise price equal to market price on date of grant:
         Weighted average exercise price                                $14.91        $12.07        $20.30
         Weighted average grant-date fair value                           7.19          5.85          9.55
Exercise price greater than market price on date of grant:
         Weighted average exercise price                                $    -        $    -        $    -
         Weighted average grant-date fair value                              -             -             -

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999, respectively: dividend yield of .8%, .6% and .6%; expected volatility of 33%, 34% and 26%; risk-free interest rates of approximately 5%, 5.5% and 6%; and expected lives of 5 to 10 years. A summary of the status of the Company's plans as of December 31 and changes during the years ended on those dates is presented below:

                                               2001                    2000                       1999
                                         -------------------     --------------------      ---------------------
                                                   Weighted-                Weighted-                  Weighted-
                                                   Average                  Average                    Average
                                                   Exercise                 Exercise                   Exercise
                                          Shares   Price          Shares    Price           Shares     Price
                                         -------   ---------     --------  ----------      --------    ---------
Outstanding at beginning of year         279,080   $15.05          82,320   $22.74          96,524     $19.93
Granted                                   31,300    14.91         212,500    12.07           9,700      20.30
Exercised                                 (3,150)   10.53          (2,060)    7.60         (17,774)      8.44
Terminated                               (15,395)   15.27         (13,680)   16.29          (6,130)     16.16
                                         -------                 --------                  -------
Outstanding at end of year               291,835   $15.08         279,080   $15.05          82,320     $22.74
                                         =======                 ========                  =======
Options exercisable at year-end          126,145   $14.81         108,744   $14.89          27,890     $18.14
                                         =======                 ========                  =======

The following table summarizes information about fixed stock options outstanding at December 31, 2001:

                                          Options Outstanding at Year-End             Options Exercisable at Year-End
                                    --------------------------------------------      -------------------------------
                                                     Weighted-         Weighted-                          Weighted-
                                                     Average           Average                            Average
                                    Number           Remaining         Exercise       Number              Exercise
         Range of Exercise Prices   Outstanding      Contractual Life  Price          Exercisable         Price
         ------------------------   -----------      ----------------  --------       -----------         --------
        $10.00  - $12.00             99,550                 6          $11.11           35,830            $11.08
         13.06  -  14.80            121,359                 4           13.24           67,459             13.11
         15.00  -  17.50             18,390                 9           15.36            2,520             15.47
         20.00  -  22.78             10,696                 7           20.99            3,626             21.12
         25.50  -  29.15             41,840                 6           28.21           16,710             28.21
                                   --------                                           --------
        $10.00  - $29.15            291,835                 6          $15.08          126,145            $14.81
                                   ========                                           ========

     The employee stock options are considered outstanding for the diluted earnings per common share calculation. The total increase in the weighted average shares outstanding related to these equivalent shares was 45,510, 6,392 and 9,404 for 2001, 2000 and 1999, respectively.

     Options to purchase 57,626, 174,880 and 58,456 shares of common stock were outstanding during 2001, 2000 and 1999, respectively, but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares.

8. INCOME TAXES

     At December 31, the approximate effect on each component of deferred income taxes and liabilities is summarized as follows:

                                                                            2001            2000
Deferred income tax assets:
                                                                         -----------     -----------
     Recorded reserves for claims net of statutory premium reserves      $ 1,027,881     $   983,404
     Accrued vacation                                                        203,181         163,462
     Reinsurance payable                                                      23,681          75,012
     Bad debt reserve                                                        477,700         245,465
     Other                                                                     8,000          65,627
                                                                         -----------     -----------
        Total                                                              1,740,443       1,532,970
                                                                         -----------     -----------
Deferred income tax liabilities:
     Net unrealized gain on investments                                    1,207,670       1,117,615
     Excess of tax over book depreciation                                    142,089         343,227
     Discount accretion on tax-exempt obligations                             35,661          49,426
     Other                                                                       999          62,544
                                                                         -----------     -----------
        Total                                                              1,386,419       1,572,812
                                                                         -----------     -----------
Net deferred income tax assets (liabilities)                             $   354,024     $   (39,842)
                                                                         ===========     ===========

A reconciliation of income tax as computed for the years ended December 31 at the U.S. federal statutory income tax rate (34%) to income tax expense follows:

                                                                            2001            2000              1999
                                                                         -----------     -----------       -----------
Anticipated income tax expense                                           $ 2,971,259     $ 1,448,557       $ 2,196,874
Increase (reduction) related to:
     State income taxes, net of the federal income tax benefit                47,413          48,408            35,483
     Tax-exempt interest income (net of amortization)                       (466,408)       (466,041)         (477,926)
     Other, net                                                              177,736          89,076           286,569
                                                                         -----------     -----------       -----------
Provision for income taxes                                               $ 2,730,000     $ 1,120,000       $ 2,041,000
                                                                         ===========     ===========       ===========

The components of income tax expense for the years ended December 31 are summarized as follows:

                                                                            2001            2000              1999
Current:
                                                                         -----------     -----------       -----------
     Federal                                                             $ 2,993,500     $   889,038       $ 1,994,169
     State                                                                    61,500          79,037            40,441
                                                                         -----------     -----------       -----------
        Total                                                              3,055,000         968,075         2,034,610
Deferred expense (benefit)                                                  (325,000)        151,925             6,390
                                                                         -----------     -----------       -----------

        Total                                                            $ 2,730,000     $ 1,120,000       $ 2,041,000
                                                                         ===========     ===========       ===========

For state income tax purposes, ITIC and NE-ITIC must pay only a gross premium tax.

9. LEASES

     Rent expense totaled approximately $545,000, $550,000, and $509,000 in 2001, 2000 and 1999, respectively. The future minimum lease payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2001 are summarized as follows:

     Year End:
     2002              $428,056
     2003               208,329
     2004               107,561
     2005                52,968
     Thereafter               -
                       --------
          Total        $796,914
                       ========

10. EMPLOYEE BENEFIT PLAN

     After three years of service, employees are eligible to participate in a Simplified Employee Pension Plan. Contributions, which are made at the discretion of the Company, are based on the employee's salary, but in no case will such contribution exceed $25,500 per employee. All contributions are deposited in Individual Retirement Accounts for participants. Contributions under the plan were approximately $416,000, $393,000 and $337,000 for 2001, 2000 and 1999, respectively.

11. COMMITMENTS AND CONTINGENCIES

     The Company and its subsidiaries are involved in litigation on a number of claims which arise in the normal course of business, none of which, in the opinion of management, is expected to have a material adverse effect on the Company's consolidated financial position.

12. STATUTORY ACCOUNTING
     The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which differ in some respects from statutory accounting practices prescribed or permitted in the preparation of financial statements for submission to insurance regulatory authorities.
     Stockholders' equity on a statutory basis was $36,750,825 and $32,504,251 as of December 31, 2001 and 2000, respectively. Net income on a statutory basis was $5,348,071, $3,911,764 and $5,129,055 for the twelve months ended December 31, 2001, 2000 and 1999, respectively.

13. SEGMENT INFORMATION
     The Company's operations include two reportable segments: title insurance services and tax-free exchange services.

     The title insurance segment issues title insurance policies through approved attorneys from underwriting offices and through independent issuing agents. Title insurance policies insure titles to residential, institutional, commercial and industrial properties.

     The tax-free exchange segment acts as an intermediary in tax-free exchanges of property held for productive use in a trade or business or for investments. Revenues are derived from fees for handling exchange transactions.

     Provided below is selected financial information about the Company's operations by segment for the three years ended December 31, 2001, 2000 and 1999:

                                                                             Income                Provision
                                                      Operating              Before                For
                                                      Revenues               Income Taxes          Income Taxes         Assets
                                                      ------------           ------------          ------------         ------------
2001
----
Title Insurance                                       $ 59,815,041           $ 7,779,494           $ 2,350,000          $ 64,928,091
Exchange Services                                        1,018,353               600,787               230,000               367,848
All Other                                                  886,998               358,717               150,000             4,923,761
                                                      ------------           -----------           -----------          ------------
  Consolidated Total                                  $ 61,720,392           $ 8,738,998           $ 2,730,000          $ 70,219,700
                                                      ============           ===========           ===========          ============

2000
----
Title Insurance                                       $ 37,925,106           $ 3,115,950              $681,862          $ 55,299,670
Exchange Services                                        1,046,178               838,326               323,405               724,020
All Other                                                  626,130               306,187               114,733             3,315,317
                                                      ------------           -----------           -----------          ------------
  Consolidated Total                                  $ 39,597,414           $ 4,260,463           $ 1,120,000          $ 59,339,007
                                                      ============           ===========           ===========          ============

1999
----
Title Insurance                                       $ 43,942,374           $ 5,641,471           $ 1,746,790          $ 51,102,222
Exchange Services                                          723,854               556,189               215,926               270,436
All Other                                                  106,265               263,734                78,284             3,783,906
                                                      ------------           -----------           -----------          ------------
  Consolidated Total                                  $ 44,772,493           $ 6,461,394           $ 2,041,000          $ 55,156,564
                                                      ============           ===========           ===========          ============

Investors Title Company and Subsidiaries
REPORT OF INDEPENDENT AUDITORS

     We have audited the accompanying consolidated balance sheets of Investors Title Company (the "Company") and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Investors Title Company and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Raleigh, North Carolina
February 14, 2002


SHAREHOLDER INFORMATION

Common Stock Data

The common stock of the Company is traded under the symbol "ITIC" in the over-the-counter market and is quoted on the National Market System of the National Association of Securities Dealers Automated Quotation System ("NASDAQ"). The Company has approximately 1,500 shareholders of record, including shareholders whose shares are held in street name. The following table shows the 2001 and 2000 high and low sales prices reported on the NASDAQ National Market System.

                                2001                       2000
                           ---------------           -----------------
                            High     Low               High      Low
                            ----     ---               ----      ---

First Quarter              $15.00   $15.00           $18.125  $10.25
Second Quarter             $15.50   $14.80           $13.25   $ 9.813
Third Quarter              $15.25   $14.97           $13.00   $10.125
Fourth Quarter             $15.85   $15.42           $17.00   $10.016

The Company paid cash dividends of $.03 per share in each of the four quarters during 2001 and 2000.


Market Makers

BB&T Investment Securities   Knight Securities L.P.    Sherwood Securities Corp.
Davenport & Co. of Virginia  Spear, Leeds & Kellog