Form 10-K, Exhibit 13
period 2002-12-31
INVESTORS TITLE CO
filed 2003-03-31
CIK 720858

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements and the related notes in this report.

Overview

      Investors Title Company (the "Company") engages primarily in two segments of business. The main business activity is the issuance of title insurance through two title insurance subsidiaries, Investors Title Insurance Company ("ITIC") and Northeast Investors Title Insurance Company ("NE-ITIC"). Factors that influence the land title business include mortgage interest rates, the availability of mortgage funds, the level of real estate activity, the cost of real estate, consumer confidence, the supply and demand of real estate, inflation and general economic conditions.

      The Company's second segment provides tax-free exchange services through its two subsidiaries, Investors Title Exchange Corporation ("ITEC") and Investors Title Accommodation Corporation ("ITAC"). ITEC serves as a qualified intermediary in ss.1031 like-kind exchanges of real or personal property. ITAC serves as exchange accommodation titleholder in reverse exchanges.

      The downward trend in interest rates that began in 2000 continued into 2002, thus helping to sustain strong real estate activity. During the latter part of 2002, mortgage rates dropped to near forty-year lows. A new record for refinance origination was set in the United States in 2002 as steadily declining interest rates created a high demand for mortgage refinancing. According to data published by Freddie Mac, the monthly average thirty-year fixed mortgage interest rates were reported to be 6.54%, 6.97% and 8.05% in 2002, 2001 and 2000, respectively. According to statistics from the National Association of Realtors(R), existing home sales reached a record high of 5.6 million. This represents an increase of 5.1% from 2001 to 2002 and an increase of 2.8% from 2000 to 2001. New and existing home sales were 6.5 million, 6.2 million and 6 million in 2002, 2001 and 2000, respectively.

      During 2002, the monthly average thirty-year fixed mortgage interest rates began the year at 7.07% and ended the year at 6.05%, which was the lowest monthly average for the year. Low interest rates also resulted in increased affordability of new and existing homes, setting new annual transaction records. Total refinancing volume for 2002 was approximately $1.4 trillion, which was $270 billion more than the preceding year according to the Mortgage Bankers Association of America. The level of mortgage refinancing and the number of existing home sales are primary drivers of our premiums written.

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

Credit Rating

      ITIC has been recognized by two independent Fannie Mae-approved actuarial firms, Demotech, Inc. and Lace Financial Corporation, with rating categories of "A Double Prime--unsurpassed financial stability" and "A--strong overall financial condition."

      NE-ITIC's financial stability also has been recognized by Demotech, Inc. and Lace Financial Corporation with rating categories of "A Prime--unsurpassed financial stability" and "A+--strong overall financial condition."

Results of Operations

Operating Revenues

      A summary by segment of the Company's operating revenues is as follows:

                                                                       2002                     2001                    2000
---------------------------------------------------------------------------------------------------------------------------------
Title insurance                                              $68,539,235   97.7%      $59,815,041   96.9%     $37,925,106   95.8%
Exchange services                                                947,426    1.3%        1,018,353    1.7%       1,046,178    2.6%
All other                                                        674,570    1.0%          886,998    1.4%         626,130    1.6%
---------------------------------------------------------------------------------------------------------------------------------

                                                             $70,161,231    100%      $61,720,392    100%     $39,597,414    100%

Title Insurance

      Net premiums written increased 13.8% in 2002 over 2001 and 57.8% in 2001 over 2000. The increase in premiums in 2002 and 2001 resulted primarily from declining mortgage interest rates, which continued to fuel refinance activity. The number of policies and commitments issued in 2002 was 325,918, an increase of 11.5% compared with 292,328 in 2001. In 2001, the number of policies and commitments issued increased by 48.5% compared with 196,836 in 2000.

      Shown below is a schedule of net premiums written for 2002, 2001 and 2000 in all states where our two title insurance subsidiaries, Investors Title Insurance Company and Northeast Investors Title Insurance Company, currently underwrite insurance:

State                               2002             2001               2000
--------------------------------------------------------------------------------
Alabama                        $    654,742      $     90,369      $         --
Arkansas                             58,455                --                --
District of Columbia                  2,441                --                --
Florida                               1,745            10,530                --
Georgia                             100,887           318,284           209,300
Illinois                             57,977                --                --
Indiana                             292,575            14,096           400,488
Iowa                                     --            31,770                --
Kentucky                          1,282,552           132,606                --
Maryland                          1,434,872         1,023,093           525,177
Michigan                          9,520,086        11,891,314         6,395,071
Minnesota                         1,180,045         1,342,606           851,836
Mississippi                       1,011,547           160,952            35,509
Nebraska                          1,353,233         1,255,563         1,103,168
New Jersey                           46,901                --                --
New York                          3,894,757         3,384,451           770,082
North Carolina                   24,418,013        21,767,115        15,825,323
Ohio                                 47,912            55,349            43,810
Pennsylvania                      4,466,476         3,554,748           962,331
South Carolina                    5,640,755         4,054,696         3,893,692
Tennessee                         3,260,696         2,521,198         1,097,654
Virginia                          7,633,405         6,847,586         4,772,838
West Virginia                     1,650,424         1,314,747         1,127,715
Wisconsin                            10,776            28,306             6,923
--------------------------------------------------------------------------------
  Direct Premiums                68,021,272        59,799,379        38,020,917
Reinsurance Assumed                  20,740            21,394            32,363
Reinsurance Ceded                  (348,395)         (340,228)         (362,528)
--------------------------------------------------------------------------------
Net Premiums Written           $ 67,693,617      $ 59,480,545      $ 37,690,752
--------------------------------------------------------------------------------

      Branch net premiums written as a percentage of total net premiums written were 36.3%, 36.7% and 42.2% in 2002, 2001 and 2000, respectively. Net premiums written from branch operations increased 12.4% in 2002 compared with 2001 and increased 37.3 % in 2001 compared with 2000.

      Agency net premiums written as a percentage of total net premiums written were 63.7%, 63.3% and 57.8% in 2002, 2001 and 2000, respectively. Net premiums written from agency operations increased 14.6% compared with 2002 and increased
72.8 % in 2001 compared with 2000.

Exchange Services

      Operating revenues from exchange transactions decreased 7% from 2001 to 2002 and decreased 2.7% from 2000 to 2001 due to lower interest rates. On September 15, 2000, the Internal Revenue Service issued Revenue Procedure 2000-37, which provides a safe harbor for reverse exchanges. The original safe harbors, which established procedures to follow for standard exchange transactions, excluded the more complicated reverse transactions. The Company has dedicated a separate subsidiary to assist clients in structuring this type of exchange.

Seasonality

Title Insurance

      Title insurance premiums are closely related to the level of real estate activity and the average price of real estate sales. The availability of funds to finance purchases directly affects real estate sales. Other factors include consumer confidence, economic conditions, supply and demand, mortgage interest rates and family income levels. Historically, the first quarter has the least real estate activity because fewer real estate transactions occur, while the remaining quarters are more active. Refinance activity is generally less seasonal, but it is subject to interest rate volatility. Fluctuations in mortgage interest rates can cause shifts in real estate activity outside of the normal seasonal pattern.

Exchange Services

      Seasonal factors affecting the level of real estate activity and the volume of title premiums written will also affect the demand for exchange services.

Investment Income

      Investments are an integral part of the Company's business. In formulating its investment strategy, the Company has emphasized after-tax income. Investments in marketable securities have increased from funds retained in the Company. The investments are primarily in debt securities and, to a lesser extent, equity securities. The effective maturity of the majority of the fixed income investments is within 15 years.

      As new funds become available, they are invested in accordance with the Company's investment policy and corporate goals. Securities purchased may include a combination of taxable fixed-income securities, tax-exempt securities and equities. The Company strives to maintain a high quality investment portfolio.

      Investment income increased 2.4% from 2001 to 2002 and increased 8.4% from 2000 to 2001. These increases were primarily attributable to increases in the average investment portfolio balances.

Expenses

      A summary by segment of the Company's operating expenses is as follows:

                                                 2002                      2001                    2000
------------------------------------------------------------------------------------------------------------------
Title insurance                      $60,039,502     97.5%      $54,235,878     97.3%     $36,925,644     97.3%
Exchange services                        441,386       .7%          433,811       .8%         225,330       .6%
All other                              1,097,610      1.8%        1,063,758      1.9%         818,331      2.1%
------------------------------------------------------------------------------------------------------------------
                                     $61,578,498      100%      $55,733,447      100%     $37,969,305      100%
                                     -----------                -----------               -----------

      On a combined basis, profit margins were 11.07%, 9.32% and 7.44% in 2002, 2001 and 2000, respectively. The increase of 13.8% in net premiums written coupled with a smaller increase of only 10.5% in operating expenses contributed to the increase in profit margin for 2002. Expenses increased due to the increase in premium volume as well as an increase in costs associated with entering and supporting new market areas.

      Title Insurance

      Profit margins for the title insurance segment were 10.78%, 8.69% and 6.02% in 2002, 2001 and 2000, respectively. The increase in premiums written, along with concerted efforts to contain costs, contributed to the improvements in the profit margin for 2002 and 2001. In order to maintain and improve margins, the Company strives to identify opportunities to refine operating procedures and to implement programs designed to reduce expenses.

      Commissions increased 14% from 2001 to 2002 and increased 81.5% from 2000 to 2001. Commission expense as a percentage of net premiums written by agents was 74.2%, 74.6% and 71% for 2002, 2001 and 2000, respectively. Commission rates vary geographically and may be influenced by state regulations.

      The provision for claims as a percentage of net premiums written was 10.2%, 11.4% and 15.6% in 2002, 2001 and 2000, respectively. This is due in large part to the fact that we have intensified our analysis of the nature and source of claims and used this information to foster the development of preventive measures. The provision reflects actual payments of claims, net of recovery amounts, plus adjustments to the specific and incurred but not reported claims reserves, the latter of which are actuarially determined based on historical claims experience. Payments of claims, net of recoveries, were $2,701,822, $3,270,928 and $3,785,355 in 2002, 2001 and 2000, respectively.

      The Company has continued to strengthen its reserves for claims. At December 31, 2002, the total reserves for claims were $25,630,000. Of that total, $3,563,247 was reserved for specific claims, and $22,066,753 was reserved for claims for which the Company had no notice. Management relies on actuarial techniques to estimate future claims by analyzing historical claim payment patterns. Claims reserves are reviewed and certified as to their adequacy by independent actuaries annually. There are no known claims which are expected to have a materially adverse effect on the Company's financial position or operating results.

      On a consolidated basis, salaries and employee benefits as a percentage of net premiums written were 18.6%, 18.1% and 25.5% in 2002, 2001 and 2000, respectively. Although salaries and employee benefits have risen in total in 2002 and 2001 compared with 2000, the percentage to net premiums written decreased due to improvements in productivity and increased revenue from agency operations. The title insurance segment's total salaries and employee benefits accounted for 93.5%, 92.8% and 95.1% of total salaries for 2002, 2001 and 2000, respectively. Overall office occupancy and operations as a percentage of net premiums was 7.1%, 8.3% and 9.5% in 2002, 2001 and 2000, respectively. The title insurance segment's total office occupancy and operations accounted for 92.9%, 95.2% and 93.5% in 2002, 2001 and 2000, respectively. In 2002, the improvement in the percentage of overall office occupancy and operations to net premiums reflects the increase in premium volume and the fixed cost nature of some of the office occupancy and operations expenses.

      Premium and retaliatory taxes increased 10.3% from 2001 to 2002 and increased 66.5% from 2000 to 2001 in direct proportion to the fluctuations in premium volume.

Exchange Services

      The exchange services segment's total operating expenses as a percentage of the Company's total expenses were .7%, .8%, and .6% for 2002, 2001 and 2000, respectively, which remained at comparable levels for the reporting periods.

Net Income

      A summary by segment of the Company's net income is as follows:

                                                                       2002                     2001                    2000
---------------------------------------------------------------------------------------------------------------------------------
Title insurance                                               $7,706,961   95.0%       $5,429,494   90.3%      $2,434,088   77.5%
Exchange services                                                317,154    3.9%          370,787    6.2%         514,921   16.4%
All other                                                         84,727    1.1%          208,717    3.5%         191,454    6.1%
---------------------------------------------------------------------------------------------------------------------------------
                                                              $8,108,842    100%       $6,008,998    100%      $3,140,463    100%
                                                              ----------               ----------              ----------

      On a consolidated basis, the Company reported an increase in net income of 34.9% and 91.3% in 2002 and 2001, respectively. The increases in 2002 and 2001 were primarily attributable to increased revenue, improved operating efficiencies resulting from expense control procedures and improved claims experience.

Title Insurance

      Net income for the title insurance segment increased 41.9% from 2001 to 2002 and increased 123.1% from 2000 to 2001. The increases in 2002 and 2001 were primarily attributable to increased revenues and improved operating efficiencies resulting from expense control procedures.

Exchange Services

      The exchange services segment saw a net income decrease of 14.5% from 2001 to 2002 and a decrease of 28% from 2000 to 2001. Decreases in fee revenue, coupled with increases in salaries and employee benefits, contributed to the decreases in net income for the exchange services segment for 2002 and 2001.

Liquidity and Capital Resources

      Cash flows provided by operating activities were $12,290,577, $8,723,704 and $7,135,956 in 2002, 2001 and 2000, respectively. The increase in 2002 is primarily the result of the increase in net income compared with 2001.

      As of December 31, 2002 and 2001, approximately $46,730,000 and $41,670,000, respectively, of the consolidated stockholders' equity represented net assets of the Company's subsidiaries that cannot be transferred in the form of dividends, loans or advances to the parent company under statutory regulations without prior insurance department approval. The parent company's ability to pay dividends and operating expenses is dependent on funds received from the insurance subsidiaries. The Company believes amounts available for transfer from the insurance subsidiaries are adequate to meet the parent company's operating needs.

      On May 11, 1999, the Board of Directors approved the repurchase of an additional 200,000 shares of the Company's common stock. Pursuant to this approval, the Company repurchased all 200,000 shares at an average price of $12.50 per share, including 25,766 shares purchased at an average purchase price of $14.73 during 2001 and 174,234 shares purchased at an average purchase price of $12.18 per share during 2000.

      On May 9, 2000, the Board of Directors approved the repurchase of an additional 500,000 shares of the Company's common stock. Pursuant to this approval, the Company repurchased 19,134 shares in the twelve months ended December 31, 2002 and 32,184 shares in the twelve months ended December 31, 2001 at an average per share price of $18.81 and $14.75, respectively.

      During the twelve months ended December 31, 2002, the Company repurchased common stock for $359,902 and issued common stock totaling $236,086 in satisfaction of stock option exercises, stock bonuses and other stock issuances. In 2002, retained earnings had a net increase of $7,684,469, after repurchases and issuances reduced retained earnings by $123,816.

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

Quantitative and Qualitative Disclosures About Market Risk

      The Company's primary exposure to market risk relates to the impact of adverse changes in interest rates and market prices of its investment portfolio. Increases in interest rates diminish the value of fixed income securities and preferred stock and decreases in stock market values diminish the value of common stocks held.

Corporate Oversight

      The Company generates substantial investable funds from its two insurance subsidiaries. In formulating and implementing policies for investing new and existing funds, the Company has emphasized maximizing total after-tax return on capital and earnings while ensuring the safety of funds under management and adequate liquidity. The Company's Board of Directors oversees investment risk management processes. The Company seeks to invest premiums and other income to create future cash flows that will fund future claims, employee benefits and expenses, and earn stable margins across a wide variety of interest rate and economic scenarios. The Board has established specific investment policies that define the overall framework for managing market and other investment risks, including the accountabilities and controls over these activities. The Company may rebalance its existing asset portfolios or change the character of future investments from time to time to manage its exposure to market risk within defined tolerance ranges.

Interest Rate Risk

      Interest rate risk is the risk that the Company will incur economic losses due to adverse changes in interest rates. This risk arises from the Company's investments in interest-sensitive debt securities. These securities are primarily fixed rate municipal bonds and corporate bonds. The Company does not purchase such securities for trading purposes. At December 31, 2002, the Company had approximately $57 million in fixed rate bonds. The Company manages the interest rate risk inherent in its assets by monitoring its liquidity needs and by targeting a specific range for the portfolio's duration or weighted average maturity.

      To determine the potential effect of interest rate risk on interest-sensitive assets, the Company calculates the effect of a 10% change in prevailing interest rates ("rate shock") on the fair market value of these securities considering stated interest rates and time to maturity. Based upon the information and assumptions the Company uses in its calculation, management estimates that a 10% immediate, parallel increase in prevailing interest rates would decrease the net fair market value of its debt securities by approximately $2.3 million. The selection of 10% immediate parallel increase in prevailing interest rates should not be construed as a prediction by the Company's management of future market events, but rather, to illustrate the potential impact of such an event. To the extent that actual results differ from the assumptions utilized, the Company's rate shock measures could be significantly impacted. Additionally, the Company's calculation assumes that the current relationship between short-term and long-term interest rates (the term structure of interest rates) will remain constant over time. As a result, these calculations may not fully capture the impact of nonparallel changes in the term structure of interest rates and/or large changes in interest rates.

Equity Price Risk

      Equity price risk is the risk that the Company will incur economic losses due to adverse changes in a particular stock or stock index. At December 31, 2002, the Company had approximately $7.9 million in preferred and common stocks. Equity price risk is addressed in part by varying the specific allocation of equity investments over time pursuant to management's assessment of market and business conditions and ongoing liquidity needs analysis. The Company's largest equity exposure is declines in the S&P 500; its portfolio of equity instruments is similar to those that comprise this index. Based upon the information and assumptions the Company used in its calculation, management estimates that an immediate decrease in the S&P 500 of 10% would decrease the net fair value of the Company's assets identified above by approximately $488,000. The selection of a 10% immediate decrease in the S&P 500 should not be construed as a prediction by the Company's management of future market events, but rather, to illustrate the potential impact of such an event. Since this calculation is based on historical performance, projecting future price volatility using this method involves an inherent assumption that historical volatility and correlation relationships will remain stable. Therefore, the results noted above may not reflect the Company's actual experience if future volatility and correlation relationships differ from such historical relationships.

Critical Accounting Policies

      The Company's management makes various estimates when applying policies affecting the preparation of the consolidated financial statements. Actual results could differ from those estimates. Significant accounting policies of the Company are discussed in Note 1 to the accompanying consolidated financial statements. Following are those accounting policies considered critical to the
Company:

Premiums Written and Commissions to Agents

      Premiums are recorded and policies or commitments are issued upon receipt of final certificates or preliminary reports with respect to titles. Title insurance commissions earned by the Company's agents are recognized as expense concurrently with premium recognition.

Reserves for Claims

      The total reserve for all reported and unreported losses the Company incurred through December 31, 2002, is represented by the reserve for claims. The Company's reserves for unpaid losses and loss adjustment expenses are established using estimated amounts required to settle claims for which notice has been received (reported) and the amount estimated to be required to satisfy incurred claims of policyholders which may be reported in the future. Despite the variability of such estimates, management believes that the reserves are adequate to cover claim losses which might result from pending and future claims. The Company continually reviews and adjusts its reserve estimates to reflect its loss experience and any new information that becomes available.

      Claims and losses paid are charged to the reserves for claims. Although claims losses are typically paid in cash, occasionally claims are settled by purchasing the interest of the insured or the claimant in the real property. When this event occurs, the acquiring company carries assets at the lower of cost or estimated realizable value, net of any indebtedness on the property.

Investments in Securities

      Securities for which the Company has the intent and ability to hold to maturity are classified as held-to-maturity and are reported at cost, adjusted for amortization of premiums or accretion of discounts and other-than-temporary declines in fair value. Securities held principally for resale in the near term are classified as trading securities and recorded at fair values. Realized and unrealized gains and losses on trading securities are included in other income. Securities not classified as either trading or held-to-maturity are classified as available-for-sale and reported at fair value, adjusted for other-than-temporary declines in fair value, with unrealized gains and losses reported as accumulated other comprehensive income. Fair values of all investments are based on quoted market prices. Realized gains and losses are determined on the specific identification method. Other investments consist primarily of investments in affiliates, which are accounted for under the equity or cost method of accounting.

Recent and Pending Accounting Pronouncements

      SFAS 141/142: In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Standards ("SFAS") No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires the use of the purchase method of accounting for all business acquisitions initiated after June 30, 2001, and the use of pooling-of-interest method is no longer allowed. Under SFAS No. 142, goodwill and intangible assets deemed to have infinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the statement. Other intangible assets will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. The Company adopted SFAS No. 142 on January 1, 2002. Adoption of SFAS No. 142 did not have any impact on the Company's financial statements.

      SFAS 144: In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supercedes

SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company adopted SFAS No. 144 on January 1, 2002. Adoption of SFAS No. 144 did not have any impact on the Company's financial statements.

      SFAS 146: In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses accounting and reporting for costs associated with exit or disposal activities. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect the adoption of this Statement to have a material effect on its financial statements.

      SFAS 148: In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation--Transition and Disclosure--an Amendment of FASB Statement No. 123. This Statement amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This Statement requires that companies having a fiscal year end after December 15, 2002, follow the prescribed format and provide the additional disclosures in their annual reports. Adoption of SFAS 148 did not have a material impact on the Company's financial statements.

      FIN 45: FASB Interpretation No. 45, Guarantor's Accounting and Disclosures Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others became effective on December 31, 2002. This Interpretation addresses the disclosure requirements for guarantees and indemnification agreements entered into by the entity. The implementation of this pronouncement did not have any effect on the Company's financial statements.

Selected Quarterly Financial Data

 2002                                               March 31           June 30      September 30       December 31
------------------------------------------------------------------------------------------------------------------
 Net premiums written                             $14,680,725      $14,871,197       $18,041,421       $20,100,274
 Investment income                                    669,038          692,781           680,991           763,998
 Net income                                         1,547,179        1,700,998         2,146,025         2,714,640
 Basic earnings per common share                          .61              .68               .85              1.08
 Diluted earnings per common share                        .60              .65               .83              1.04

2001                                                March 31           June 30      September 30       December 31
------------------------------------------------------------------------------------------------------------------
Net premiums written                              $11,437,725      $14,867,277       $14,730,034       $18,445,509
Investment income                                     685,877          672,054           661,803           720,546
Net income                                            840,124        1,444,546         1,604,444         2,119,884
Basic earnings per common share                           .33              .56               .63               .84
Diluted earnings per common share                         .32              .56               .61               .82

Investors Title Company and Subsidiaries

Consolidated Balance Sheets

as of December 31,                                                                                         2002           2001
---------------------------------------------------------------------------------------------------------------------------------
Assets
  Cash and cash equivalents                                                                             $ 3,781,961   $ 3,069,929
  Investments in securities (Notes 2 and 3):
    Fixed maturities:
      Held-to-maturity, at amortized cost (fair value: 2002: $4,577,069; 2001: $5,010,237)                4,395,081     4,907,066
      Available-for-sale, at fair value (amortized cost: 2002: $49,353,717; 2001: $41,746,795)           52,491,648    43,066,186
    Equity securities, at fair value (cost: 2002: $6,393,289; 2001: $3,202,085)                           7,884,928     5,433,557
    Other investments                                                                                       564,782        64,888
---------------------------------------------------------------------------------------------------------------------------------
        Total investments                                                                                65,336,439    53,471,697

  Premiums receivable (less allowance for doubtful accounts: 2002: $1,800,000; 2001: $1,405,000)          7,949,904     7,104,580
  Accrued interest and dividends                                                                            720,902       725,757
  Prepaid expenses and other assets                                                                       1,095,230       765,348
  Property acquired in settlement of claims                                                                 749,562       294,510
  Property, net (Note 4)                                                                                  4,109,885     4,433,855
  Deferred income taxes, net (Note 8)                                                                       893,263       354,024
---------------------------------------------------------------------------------------------------------------------------------
Total Assets                                                                                            $84,637,146   $70,219,700
=================================================================================================================================
Liabilities and Stockholders' Equity
Liabilities
  Reserves for claims (Note 6)                                                                          $25,630,000   $21,460,000
  Accounts payable and accrued liabilities                                                                4,780,865     3,700,095
  Commissions and reinsurance payables (Note 5)                                                             401,040       281,961
  Premium taxes payable                                                                                     268,972       367,055
  Current income taxes payable                                                                              888,085       138,821
---------------------------------------------------------------------------------------------------------------------------------
    Total liabilities                                                                                    31,968,962    25,947,932
=================================================================================================================================
Commitments and Contingencies (Notes 5, 9 and 11)
Stockholders' Equity (Notes 2, 3, 7 and 12)
  Class A Junior Participating preferred stock - no par value
    (shares authorized 100,000; no shares issued)                                                                --            --
  Common stock-no par value (shares authorized 10,000,000; 2,855,744 and
    2,855,744 shares issued; and 2,515,804 and 2,516,298 shares outstanding
    2002 and 2001, respectively)                                                                                  1             1
  Retained earnings                                                                                      49,613,044    41,928,575
  Accumulated other comprehensive income (net unrealized gain on investments)
    (net of deferred taxes: 2002: $1,574,431; 2001: $1,207,670) (Note 8)                                  3,055,139     2,343,192
---------------------------------------------------------------------------------------------------------------------------------
    Total stockholders' equity                                                                           52,668,184    44,271,768
---------------------------------------------------------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity                                                              $84,637,146   $70,219,700
=================================================================================================================================

See notes to consolidated financial statements.

Investors Title Company and Subsidiaries

Consolidated Statements of Income

for the Years Ended December 31,                                                       2002               2001              2000
------------------------------------------------------------------------------------------------------------------------------------
Revenues
  Underwriting income:
    Premiums written (Note 5)                                                      $68,042,012        $59,820,773        $38,053,280
    Less--premiums for reinsurance ceded (Note 5)                                      348,395            340,228            362,528
------------------------------------------------------------------------------------------------------------------------------------
    Net premiums written                                                            67,693,617         59,480,545         37,690,752
  Investment income-interest and dividends (Note 3)                                  2,806,808          2,740,280          2,528,143
  Net realized gain on sales of investments (Note 3)                                   279,301             11,773            104,211
  Other                                                                              2,467,614          2,239,847          1,906,662
------------------------------------------------------------------------------------------------------------------------------------
    Total                                                                           73,247,340         64,472,445         42,229,768
------------------------------------------------------------------------------------------------------------------------------------
Operating Expenses
  Commissions to agents                                                             32,006,188         28,074,489         15,470,852
  Provision for claims (Note 6)                                                      6,871,822          6,786,263          5,865,355
  Salaries, employee benefits and payroll taxes (Notes 7 and 10)                    12,591,736         10,747,424          9,602,572
  Office occupancy and operations (Note 9)                                           4,810,283          4,911,912          3,568,760
  Business development                                                               2,161,928          1,879,224          1,521,120
  Taxes, other than payroll and income                                                 387,594            287,804            309,098
  Premium and retaliatory taxes                                                      1,378,880          1,250,177            750,697
  Professional fees                                                                    772,096            910,586            749,047
------------------------------------------------------------------------------------------------------------------------------------
  Other                                                                                597,971            885,568            131,804
------------------------------------------------------------------------------------------------------------------------------------
    Total                                                                           61,578,498         55,733,447         37,969,305
------------------------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes                                                          11,668,842          8,738,998          4,260,463
Provision for Income Taxes (Note 8)                                                  3,560,000          2,730,000          1,120,000
------------------------------------------------------------------------------------------------------------------------------------
Net Income                                                                         $ 8,108,842        $ 6,008,998        $ 3,140,463
====================================================================================================================================
Basic Earnings per Common Share (Note 7)                                           $      3.22        $      2.35        $      1.21
====================================================================================================================================
Weighted Average Shares Outstanding--Basic                                           2,517,328          2,554,204          2,594,891
====================================================================================================================================
Diluted Earnings per Common Share (Note 7)                                         $      3.12        $      2.31        $      1.21
====================================================================================================================================
Weighted Average Shares Outstanding--Diluted                                         2,597,979          2,599,714          2,601,283
====================================================================================================================================

See notes to consolidated financial statements.

Investors Title Company and Subsidiaries

Consolidated Statements of Stockholders' Equity

                                                                                                    Accumulated
                                                                                                Other Comprehensive
                                                            Common Stock                            Income (Net             Total
                                                        --------------------      Retained        Unrealized Gain      Stockholders'
for the Years Ended December 31, 2002, 2001 and 2000     Shares       Amount      Earnings        on Investments)          Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance,
  January 1, 2000                                       2,736,961       $1       $36,311,613         $1,190,126         $37,501,740
  Net income                                                                       3,140,463                              3,140,463
  Dividends ($.12 per share)                                                        (342,689)                              (342,689)
  Purchases of 170,102 shares of common
    stock (net of distributions)                         (170,102)                (2,088,117)                            (2,088,117)
  Net unrealized gain on investments                                                                    978,252             978,252
------------------------------------------------------------------------------------------------------------------------------------
Balance,
  December 31, 2000                                     2,566,859        1        37,021,270          2,168,378          39,189,649
  Net income                                                                       6,008,998                              6,008,998
  Dividends ($.12 per share)                                                        (342,689)                              (342,689)
  Purchases of 50,561 shares of common
    stock (net of distributions)                          (50,561)                  (759,004)                              (759,004)
  Net unrealized gain on investments                                                                    174,814             174,814
------------------------------------------------------------------------------------------------------------------------------------
Balance,
  December 31, 2001                                     2,516,298        1        41,928,575          2,343,192          44,271,768
  Net income                                                                       8,108,842                              8,108,842
  Dividends ($.12 per share)                                                        (300,557)                              (300,557)
  Purchases of 494 shares of common
    stock (net of distributions)                             (494)                  (123,816)                              (123,816)
  Net unrealized gain on investments                                                                    711,947             711,947
------------------------------------------------------------------------------------------------------------------------------------
 Balance,
   December 31, 2002                                    2,515,804       $1       $49,613,044         $3,055,139         $52,668,184
====================================================================================================================================

See notes to consolidated financial statements.

Investors Title Company and Subsidiaries

Consolidated Statements of Comprehensive Income

for the Years Ended December 31,                                                                2002        2001          2000
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                $ 8,108,842    $ 6,008,998    $ 3,140,463
Other comprehensive income, before tax:
  Unrealized gains on investments arising during the year                                   1,358,009        276,642      1,586,411
  Less: reclassification adjustment for gains realized in net income                         (279,301)       (11,773)      (104,211)
------------------------------------------------------------------------------------------------------------------------------------

  Other comprehensive income, before tax                                                    1,078,708        264,869      1,482,200
  Income tax expense related to unrealized gains on investments arising during the year       461,723         94,058        539,380
  Income tax expense related to reclassification adjustment for
    gains realized in net income                                                              (94,962)        (4,003)       (35,432)
------------------------------------------------------------------------------------------------------------------------------------
  Net income tax expense on other comprehensive income                                        366,761         90,055        503,948
------------------------------------------------------------------------------------------------------------------------------------
Other comprehensive income                                                                    711,947        174,814        978,252
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                                      $ 8,820,789    $ 6,183,812    $ 4,118,715
====================================================================================================================================

See notes to consolidated financial statements.

Investors Title Company and Subsidiaries

Consolidated Statements of Cash Flows

for the Years Ended December 31,                                                  2002             2001               2000
------------------------------------------------------------------------------------------------------------------------------
Operating Activities
Net income                                                                   $  8,108,842       $  6,008,998       $ 3,140,463
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation                                                                  961,872          1,412,023           794,689
    Amortization (accretion), net                                                  25,022              1,818            (1,312)
    Provision (benefit) for losses on premiums receivable                         395,000            680,000           (50,000)
    Net gain on disposals of property                                             (15,485)           (22,263)           (4,523)
    Net realized gain on sales of investments                                    (279,301)           (11,773)         (104,211)
    Provision (benefit) for deferred income taxes                                (906,000)          (483,921)          149,987
    Provision for claims                                                        6,871,822          6,786,263         5,865,355
    Payments of claims, net of recoveries                                      (2,701,822)        (3,270,928)       (3,785,355)
  Changes in assets and liabilities:
    (Increase) decrease in receivables and other assets                        (2,020,403)        (4,699,594)           50,734
    Increase in accounts payable and accrued liabilities                        1,080,770          1,782,061           357,098
    Increase in commissions and reinsurance payables                              119,079             59,213            14,143
    Increase (decrease) in premium taxes payable                                  (98,083)           367,055           (20,618)
    Increase in current income taxes payable                                      749,264            114,752           729,506
------------------------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                                12,290,577          8,723,704         7,135,956
------------------------------------------------------------------------------------------------------------------------------
Investing Activities
  Purchases of available-for-sale securities                                  (18,534,327)       (11,194,289)       (7,899,367)
  Purchases of held-to-maturity securities                                       (365,796)          (600,000)               --
  Purchases of other securities                                                  (499,894)                --                --
  Proceeds from sales of available-for-sale securities                          7,987,511          2,555,417         3,347,164
  Proceeds from sales of held-to-maturity securities                              880,751          1,406,463         1,907,214
  Purchases of property                                                          (691,968)          (392,157)         (484,151)
  Proceeds from disposals of property                                              69,551             65,168            33,825
------------------------------------------------------------------------------------------------------------------------------
      Net cash used in investing activities                                   (11,154,172)        (8,159,398)       (3,095,315)
------------------------------------------------------------------------------------------------------------------------------
Financing Activities
  Repurchases of common stock, net                                               (303,146)          (792,666)       (2,103,947)
  Exercise of options                                                             179,330             33,662            15,830
  Dividends paid                                                                 (300,557)          (342,689)         (342,689)
------------------------------------------------------------------------------------------------------------------------------
      Net cash used in financing activities                                      (424,373)        (1,101,693)       (2,430,806)
------------------------------------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Cash Equivalents                              712,032           (537,387)        1,609,835
Cash and Cash Equivalents, Beginning of Year                                    3,069,929          3,607,316         1,997,481
------------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents, End of Year                                       $  3,781,961       $  3,069,929       $ 3,607,316
==============================================================================================================================
Supplemental Disclosures
Cash Paid During the Year for
  Income Taxes (net of refunds)                                              $  3,718,000       $  3,101,000       $   240,000
==============================================================================================================================

Noncash Financing Activities

Bonuses and fees totaling $56,757, $61,472 and $126,850 were paid for the twelve months ended December 31, 2002, 2001 and 2000, respectively, by issuance of the Company's common stock.

See notes to consolidated financial statements.

Investors Title Company and Subsidiaries

Notes to Consolidated Financial Statements

1. Basis of Presentation and Summary of Significant Accounting Policies

      Description of Business--Investors Title Company's (the "Company") two primary business segments are title insurance and exchange services. The Company's title insurance segment, through its two subsidiaries, Investors Title Insurance Company ("ITIC") and Northeast Investors Title Insurance Company ("NE-ITIC"), is licensed to insure titles to residential, institutional, commercial and industrial properties. The Company issues title insurance policies through approved attorneys from underwriting offices in North Carolina and South Carolina, and primarily through independent issuing agents in the District of Columbia, Alabama, Arkansas, Florida, Georgia, Illinois, Indiana, Kentucky, Maryland, Michigan, Minnesota, Mississippi, Nebraska, New Jersey, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Tennessee, Virginia, West Virginia and Wisconsin. The majority of the Company's business is concentrated in Michigan, New York, North Carolina, Pennsylvania, South Carolina, Tennessee and Virginia. Investors Title Exchange Corporation ("ITEC") acts as an intermediary in tax-free exchanges of property held for productive use in a trade or business or for investments, while Investors Title Accommodation Corporation ("ITAC") serves as an exchange accommodation titleholder, offering a vehicle for accomplishing a reverse exchange when a taxpayer must acquire replacement property before selling the relinquished property. ITEC's and ITAC's income is derived from fees for handling exchange transactions.

      Principles of Consolidation and Basis of Presentation--The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

      Significant Accounting Policies--The significant accounting policies of the Company are summarized below:

Cash and Cash Equivalents

      For the purpose of presentation in the Company's statements of cash flows, cash equivalents are highly liquid investments with original maturities of three months or less. The carrying amount of cash and cash equivalents is a reasonable estimate of fair value due to the short-term maturity of these investments.

Investments in Securities

      Securities for which the Company has the intent and ability to hold to maturity are classified as held-to-maturity and reported at cost, adjusted for amortization of premiums or accretion of discounts and other-than-temporary declines in fair value. Securities held principally for resale in the near term are classified as trading securities and recorded at fair values. Realized and unrealized gains and losses on trading securities are included in other income. Securities not classified as either trading or held-to-maturity are classified as available-for-sale and reported at fair value, adjusted for other-than-temporary declines in fair value, with unrealized gains and losses reported as accumulated other comprehensive income. Fair values of all investments are based on quoted market prices. Realized gains and losses are determined on the specific identification method. Other investments consist primarily of investments in affiliates, which are accounted for under the equity or cost method of accounting.

Property Acquired in Settlement of Claims

      Property acquired in settlement of claims is carried at estimated realizable value. Adjustments to reported estimated realizable values and realized gains or losses on dispositions are recorded as increases or decreases in claim costs.

Property and Equipment

      Property and equipment are recorded at cost and are depreciated principally under the straight-line method over the estimated useful lives (3 to 25 years) of the respective assets. During 2001, the Company changed the estimated useful life of EDP equipment from 5 to 3 years. This accounting estimate change had an effect of decreasing net income for the year by approximately $291,600. Maintenance and repairs are charged to operating expenses and improvements are capitalized.

Reserves for Claims

      The total reserve for all reported and unreported losses the Company incurred through December 31, 2002, is represented by the reserve for claims. The Company's reserves for unpaid losses and loss adjustment expenses are established using estimated amounts required to settle claims for which notice has been received (reported) and the amount estimated to be required to satisfy incurred claims of policyholders which may be reported in the future. Despite the variability of such estimates, management believes that the reserves are adequate to cover claim losses which might result from pending and future claims. The Company continually reviews and adjusts its reserve estimates to reflect its loss experience and any new information that becomes available.

      Claims and losses paid are charged to the reserves for claims. Although claims losses are typically paid in cash, occasionally claims are settled by purchasing the interest of the insured or the claimant in the real property. When this event occurs, the acquiring company carries assets at the lower of cost or estimated realizable value, net of any indebtedness on the property.

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

Stock Option Disclosure

      The Company has adopted Employee Stock Option Purchase Plans (the "Plans") under which options to purchase shares (not to exceed 650,000 shares) of the Company's stock may be granted to key employees of the Company at a price not less than the market value on the date of grant. All options are exercisable at 10% to 20% per year beginning on the date of grant or one year from the date of grant and generally expire in five to ten years. The Company applies the intrinsic value method of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for its employee stock option plans and, accordingly, no compensation cost has been recognized.

      Had compensation cost for the Plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                              2002               2001               2000
-------------------------------------------------------------------------------------------
Net income:
  As reported                              $8,108,842         $6,008,998         $3,140,463
  Pro forma                                 7,983,301          5,881,756          3,041,875

Basic earnings per common share:
  As reported                              $     3.22         $     2.35         $     1.21
  Pro forma                                      3.17               2.30               1.17

Diluted earnings per common share:
  As reported                              $     3.12         $     2.31         $     1.21
  Pro forma                                      3.07               2.26               1.17

Comprehensive Income

      The Company's other comprehensive income is solely comprised of its unrealized holding gains on available-for-sale securities.

Escrows and Trust Deposits

      As a service to its customers, the Company, through ITIC, administers escrow and trust deposits representing earnest money received under real estate contracts, undisbursed amounts received for settlement of mortgage loans and indemnities against specific title risks. In administering tax-free exchanges, ITEC serves as a qualified intermediary for exchanges, holding the net sales proceeds from relinquished property to be used for purchase of replacement property. ITAC serves as exchange accommodation titleholder and holds property for exchangers in reverse exchange transactions. Cash and other assets held by the Company for these purposes were approximately $63,642,000 and $67,713,000 as of December 31, 2002 and 2001, respectively. These amounts are not considered assets of the Company and, therefore, are excluded from the accompanying consolidated balance sheets.

Recently Issued and Pending Accounting Standards

      In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company adopted SFAS 133 on January 1, 2001. Adoption of SFAS 133 did not have any impact on the Company's financial statements.

      In July 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires the use of the purchase method of accounting for all business acquisitions initiated after June 30, 2001, and the use of the pooling-of-interest method is no longer allowed. Under SFAS No. 142, goodwill and intangible assets deemed to have infinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statement. Other intangible assets will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. The Company adopted SFAS No. 142 on January 1, 2002. Adoption of SFAS No. 142 did not have any impact on the Company's financial statements.

      In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supercedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company adopted SFAS No. 144 on January 1, 2002. Adoption of SFAS No. 144 did not have any impact on the Company's financial statements.

      In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses accounting and reporting for costs associated with exit or disposal activities. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect the adoption of this statement to have a material effect on its financial statements.

      In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation--Transition and Disclosure--an Amendment of FASB Statement No. 123. This Statement amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This Statement requires that companies having a year end after December 15, 2002, follow the prescribed format and provide the additional disclosures in their annual reports. Adoption of SFAS No. 148 did not have a material impact on the Company's financial statements.

      FASB Interpretation No. 45, Guarantor's Accounting and Disclosures Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others became effective on December 31, 2002. This Interpretation addresses the disclosure requirements for guarantees and indemnification agreements entered into by the entity. The implementation of this pronouncement did not have any effect on the Company's financial statements.

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

Reclassification

      Certain 2001 and 2000 amounts have been reclassified to conform with 2002 classifications.

2. Statutory Restrictions on Consolidated Stockholders' Equity and Investments

      The Company has designated approximately $25,467,000 and $21,948,000 of retained earnings as of December 31, 2002 and 2001, respectively, as appropriated to reflect the required statutory premium reserve. See Note 8 for the tax treatment of the statutory premium reserve.

      As of December 31, 2002 and 2001, approximately $46,730,000 and $41,670,000, respectively, of consolidated stockholders' equity represents net assets of the Company's subsidiaries that cannot be transferred in the form of dividends, loans or advances to the parent company under statutory regulations without prior insurance department approval.

      Bonds and certificates of deposit totaling approximately $3,420,000 and $3,170,000 at December 31, 2002 and 2001, respectively, are deposited with the insurance departments of the states in which business is conducted. These investments are restricted as to withdrawal as required by law.

      The National Association of Insurance Commissioners has established new statutory accounting practices, which became effective January 1, 2001, subject to adoption by the various state insurance departments. Adoption of the new practices, as amended by state insurance departments, resulted in an adjustment that increased surplus $1,000,000 as of January 1, 2001. The increase in surplus related to deferred tax assets.

3. Investments in Securities

      The aggregate fair value, gross unrealized holding gains, gross unrealized holding losses, and amortized cost for securities by major security type at December 31 are as follows:

                                                                                          Gross            Gross         Estimated
                                                                     Amortized         Unrealized       Unrealized          Fair
                                                                        Cost              Gains            Losses          Value
------------------------------------------------------------------------------------------------------------------------------------
 December 31, 2002
 Fixed maturities--
   Held-to-maturity, at amortized cost:
     Certificates of deposit                                        $ 1,035,924        $       --        $     --        $ 1,035,924
     Obligations of states and political subdivisions                 3,359,157           184,417           2,429          3,541,145
------------------------------------------------------------------------------------------------------------------------------------
     Total                                                          $ 4,395,081        $  184,417        $  2,429        $ 4,577,069
====================================================================================================================================

 Fixed maturities--
   Available-for-sale, at fair value:
     Obligations of states and political subdivisions               $25,895,959        $1,879,795        $     --        $27,775,754
     Corporate debt securities                                       13,975,517         1,258,136              --         15,233,653
     Other                                                            9,482,241                --              --          9,482,241
------------------------------------------------------------------------------------------------------------------------------------
     Total                                                          $49,353,717        $3,137,931        $     --        $52,491,648
====================================================================================================================================
 Equity securities, at fair value--
   Common stocks and nonredeemable preferred stocks                 $ 6,393,289        $1,665,624        $173,985        $ 7,884,928
====================================================================================================================================

December 31, 2001
Fixed maturities--
  Held-to-maturity, at amortized cost:
    Certificates of deposit                                         $   670,126        $       --        $     --        $   670,126
    Obligations of states and political subdivisions                  4,236,940           120,282          17,111          4,340,111
------------------------------------------------------------------------------------------------------------------------------------
    Total                                                           $ 4,907,066        $  120,282        $ 17,111        $ 5,010,237
====================================================================================================================================
Fixed maturities--
  Available-for-sale, at fair value:
    Obligations of states and political subdivisions                $24,302,114        $  722,428        $ 46,938        $24,977,604
    Corporate debt securities                                        14,816,885           669,510          25,609         15,460,786
    Other                                                             2,627,796                --              --          2,627,796
------------------------------------------------------------------------------------------------------------------------------------
    Total                                                           $41,746,795        $1,391,938        $ 72,547        $43,066,186
====================================================================================================================================
Equity securities, at fair value--
  Common stocks and nonredeemable preferred stocks                  $ 3,202,085        $2,335,603        $104,131        $ 5,433,557
====================================================================================================================================

      The scheduled maturities of fixed maturities at December 31, 2002 are as follows:

                                                                 Available-for-Sale            Held-to-Maturity
--------------------------------------------------------------------------------------------------------------------
                                                               Amortized        Fair        Amortized        Fair
                                                                  Cost          Value          Cost          Value
--------------------------------------------------------------------------------------------------------------------
Due in one year or less                                       $11,090,185    $11,121,498    $1,095,764    $1,096,778
Due after one year through five years                          12,403,845     13,317,270       348,664       349,274
Due after five years through ten years                         17,597,015     19,232,314     1,080,938     1,146,005
Due after ten years                                             8,262,672      8,820,566     1,869,715     1,985,012
--------------------------------------------------------------------------------------------------------------------
  Total                                                       $49,353,717    $52,491,648    $4,395,081    $4,577,069
====================================================================================================================

      Earnings on investments and net realized gains for the years ended December 31 are as follows:

                                                                              2002            2001          2000
---------------------------------------------------------------------------------------------------------------------
Fixed maturities                                                          $ 2,397,307     $ 2,235,401     $ 1,838,463
Equity securities                                                             225,913         160,493         174,757
Invested cash and other short-term investments                                166,298         293,729         497,653
Miscellaneous interest                                                         17,290          50,657          17,270
Net realized gain                                                             279,301          11,773         104,211
---------------------------------------------------------------------------------------------------------------------
  Investment income                                                       $ 3,086,109     $ 2,752,053     $ 2,632,354
=====================================================================================================================

      Gross realized gains and losses on sales of available-for-sale securities for the years ended December 31 are summarized as follows:

                                                                              2002            2001          2000
---------------------------------------------------------------------------------------------------------------------
Gross realized gains:
  Obligations of states and political subdivisions                        $     5,909     $       323     $       280
  Debt securities of domestic corporations                                      6,820              --              --
  Common stocks and nonredeemable preferred stocks                            405,449          79,766         501,942
---------------------------------------------------------------------------------------------------------------------
    Total                                                                     418,178          80,089         502,222
---------------------------------------------------------------------------------------------------------------------

Gross realized losses:
  Obligations of states and political subdivisions                             (7,672)           (155)       (147,659)
  Common stocks and nonredeemable preferred stocks                           (131,205)        (68,161)       (250,352)
---------------------------------------------------------------------------------------------------------------------
    Total                                                                    (138,877)        (68,316)       (398,011)
---------------------------------------------------------------------------------------------------------------------
  Net realized gain                                                       $   279,301     $    11,773     $   104,211
=====================================================================================================================

4. Property and Equipment

      Property and equipment and estimated useful lives at December 31 are summarized as follows:

                                                                                2002          2001
-----------------------------------------------------------------------------------------------------
Land                                                                       $ 1,107,582    $ 1,107,582
Title plant                                                                    200,000             --
Office buildings and improvements (25 years)                                 1,625,544      1,617,387
Furniture, fixtures and equipment (3 to 10 years)                            5,205,145      4,860,555
Automobiles (3 years)                                                          399,169        468,201
-----------------------------------------------------------------------------------------------------

    Total                                                                    8,537,440      8,053,725

Less accumulated depreciation                                               (4,427,555)    (3,619,870)
-----------------------------------------------------------------------------------------------------

Property and equipment, net                                                $ 4,109,885    $ 4,433,855
=====================================================================================================

5. Reinsurance

     The Company assumes and cedes reinsurance with other insurance companies in the normal course of business. Premiums assumed and ceded were approximately $21,000 and $348,000, respectively, for 2002, $21,000 and $340,000, respectively, for 2001, and $32,000 and $363,000, respectively, for 2000. Ceded reinsurance is comprised of excess of loss treaties, which protects against losses over certain amounts. The Company remains liable to the insured for claims under ceded insurance policies in the event that the assuming insurance companies are unable to meet their obligations under these contracts.

6. Reserves for Claims

     Changes in the reserves for claims for the years ended December 31 are summarized as follows based on the year in which the policies were written:

                                                                            2002            2001            2000
-------------------------------------------------------------------------------------------------------------------
Balance, beginning of year                                              $21,460,000     $17,944,665     $15,864,665
Provision related to:
  Current year                                                            9,714,121       7,056,008       5,832,040
  Prior years                                                            (2,842,299)       (269,745)         33,315
-------------------------------------------------------------------------------------------------------------------
    Total provision charged to operations                                 6,871,822       6,786,263       5,865,355
-------------------------------------------------------------------------------------------------------------------
Claims paid, net of recoveries, related to:
  Current year                                                             (395,688)       (241,263)       (413,129)
  Prior years                                                            (2,306,134)     (3,029,665)     (3,372,226)
-------------------------------------------------------------------------------------------------------------------
    Total claims paid, net of recoveries                                 (2,701,822)     (3,270,928)     (3,785,355)
-------------------------------------------------------------------------------------------------------------------
    Balance, end of year                                                $25,630,000     $21,460,000     $17,944,665
===================================================================================================================

      In management's opinion, the reserves are adequate to cover claim losses which might result from pending and possible claims.

7. Common Stock and Stock Options

      The Company has adopted Employee Stock Option Purchase Plans (the "Plans") under which options to purchase shares (not to exceed 650,000 shares) of the Company's stock may be granted to key employees of the Company at a price not less than the market value on the date of grant. All options are exercisable at 10% to 20% per year beginning on the date of grant or one year from the date of grant and generally expire in five to ten years. The Company applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its plans and, accordingly, no compensation cost has been recognized. Had compensation cost for the Plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:


                                                                                 2002           2001            2000
------------------------------------------------------------------------------------------------------------------------
Net income:
  As reported                                                                 $8,108,842     $6,008,998       $3,140,463
  Pro forma                                                                    7,983,301      5,881,756        3,041,875
Basic earnings per common share:
  As reported                                                                 $     3.22     $     2.35       $     1.21
  Pro forma                                                                         3.17           2.30             1.17
Diluted earnings per common share:
  As reported                                                                 $     3.12     $     2.31       $     1.21
  Pro forma                                                                         3.07           2.26             1.17

      The estimated weighted average grant-date fair value of options granted for the years ended December 31 are as follows:

                                                                                        2002       2001      2000
------------------------------------------------------------------------------------------------------------------
Exercise price equal to market price on date of grant:
  Weighted average exercise price                                                      $19.40     $14.91    $12.07
  Weighted average grant-date fair value                                                 8.83       7.19      5.85

      There are no stock options granted where the exercise price is greater than the market price on the date of grant.

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2002, 2001 and 2000, respectively: dividend yield of .6%, .8% and .6%; expected volatility of 32%, 33% and 34%; risk-free interest rates of approximately 3.9%, 5% and 5.5%; and expected lives of 5 to 10 years. A summary of the status of the Company's plans as of December 31 and changes during the years ended on those dates is presented below:

                                                               2002                   2001                   2000
                                                        -----------------------------------------------------------------
                                                                   Weighted               Weighted               Weighted
                                                                    Average                Average                Average
                                                                   Exercise               Exercise               Exercise
                                                         Shares      Price       Shares     Price        Shares    Price
-------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year                        291,835     $15.08      279,080     $15.05       82,320    $22.74
Granted                                                  28,650      19.40       31,300      14.91      212,500     12.07
Exercised                                               (15,604)     11.49       (3,150)     10.53       (2,060)     7.60
Terminated                                               (6,140)     15.04      (15,395)     15.27      (13,680)    16.29
-------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                              298,741     $15.68      291,835     $15.08      279,080    $15.05
                                                        =======                 =======                 =======
Options exercisable at year-end                         145,156     $15.22      126,145     $14.81      108,744    $14.89
                                                        =======                 =======                 =======

      The following table summarizes information about fixed stock options outstanding at December 31, 2002:

                                                    Options Outstanding at Year-End             Options Exercisable at Year-End
                                            -----------------------------------------------     -------------------------------
                                                                  Weighted         Weighted                           Weighted
                                                                   Average          Average                            Average
                                               Number             Remaining        Exercise         Number            Exercise
Range of Exercise Prices                    Outstanding       Contractual Life       Price        Exercisable           Price
-------------------------------------------------------------------------------------------------------------------------------
$10.00-$12.00                                  87,965                 5             $11.13          35,960             $11.12
 13.06- 15.58                                 126,800                 4              13.40          80,160              13.18
 16.25- 19.35                                  17,740                 9              18.35           2,215              18.07
 20.00- 22.75                                  24,396                 8              20.52           5,926              20.91
 25.50- 29.15                                  41,840                 5              28.21          20,895              28.21
                                              -------                                              -------
$10.00-$29.15                                 298,741                 5             $15.68         145,156             $15.22
                                              =======                                              =======

      The employee stock options are considered outstanding for the diluted earnings per common share calculation. The total increase in the weighted average shares outstanding related to these equivalent shares was 80,651, 45,510 and 6,392 for 2002, 2001 and 2000, respectively.

      Options to purchase 69,386, 57,626 and 174,880 shares of common stock were outstanding during 2002, 2001 and 2000, respectively, but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares.

8. Income Taxes

      The components of income tax expense for the years ended December 31 are summarized as follows:

                                                                   2002          2001          2000
-----------------------------------------------------------------------------------------------------
Current:
  Federal                                                       $4,425,000   $2,993,500    $  889,038
  State                                                             41,000       61,500        79,037
-----------------------------------------------------------------------------------------------------
    Total                                                        4,466,000    3,055,000       968,075
Deferred expense (benefit)                                        (906,000)    (325,000)      151,925
-----------------------------------------------------------------------------------------------------
    Total                                                       $3,560,000   $2,730,000    $1,120,000
=====================================================================================================

      For state income tax purposes, ITIC and NE-ITIC must pay only a gross premium tax.

      At December 31, the approximate effect on each component of deferred income taxes and liabilities is summarized as follows:

                                                                                2002          2001
----------------------------------------------------------------------------------------------------
Deferred income tax assets:
  Recorded reserves for claims net of statutory premium reserves            $1,622,992    $1,027,881
  Accrued vacation                                                             246,911       203,181
  Reinsurance and commissions payable                                           64,497        23,681
  Bad debt reserve                                                             612,000       477,700
  Other                                                                        134,338         8,000
----------------------------------------------------------------------------------------------------
    Total                                                                    2,680,738     1,740,443
----------------------------------------------------------------------------------------------------
Deferred income tax liabilities:
  Net unrealized gain on investments                                         1,574,431     1,207,670
  Excess of tax over book depreciation                                         152,739       142,089
  Discount accretion on tax-exempt obligations                                  33,849        35,661
  Other                                                                         26,456           999
----------------------------------------------------------------------------------------------------
    Total                                                                    1,787,475     1,386,419
----------------------------------------------------------------------------------------------------
Net deferred income tax assets                                              $  893,263    $  354,024
====================================================================================================

      A reconciliation of income tax as computed for the years ended December 31 at the U.S. federal statutory income tax rate (34%) to income tax expense follows:

                                                                         2002             2001           2000
-----------------------------------------------------------------------------------------------------------------
Anticipated income tax expense                                         $3,967,406      $2,971,259      $1,448,557
Increase (reduction) related to:
  State income taxes, net of the federal income tax benefit                25,740          47,413          48,408
  Tax exempt interest income (net of amortization)                       (461,300)       (466,408)       (466,041)
  Other, net                                                               28,154         177,736          89,076
-----------------------------------------------------------------------------------------------------------------
Provision for income taxes                                             $3,560,000      $2,730,000      $1,120,000
=================================================================================================================

9. Leases

      The Company leases certain office facilities and equipment under operating leases. Rent expense totaled approximately $643,000, $575,000 and $584,000 in 2002, 2001 and 2000, respectively. The future minimum lease payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2002 are summarized as follows:

Year End:
2003                                                                    $464,328
2004                                                                     261,285
2005                                                                     123,383
--------------------------------------------------------------------------------
Total                                                                   $848,996
================================================================================

10. Employee Benefit Plan

      After three years of service, employees are eligible to participate in a Simplified Employee Pension Plan. Contributions, which are made at the discretion of the Company, are based on the employee's salary, but in no case will such contribution exceed $40,000 annually per employee. All contributions are deposited in Individual Retirement Accounts for participants. Contributions under the plan were approximately $475,000, $416,000 and $393,000 for 2002, 2001 and 2000, respectively.

11. Commitments and Contingencies

      The Company and its subsidiaries are involved in various routine legal proceedings that are incidental to their business. All of these proceedings arose in the ordinary course of business and, in the Company's opinion, any potential liability of the Company or its subsidiaries with respect to these legal proceedings will not, in the aggregate, be material to the Company's consolidated financial condition or operations.

12. Statutory Accounting

      The consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America which differ in some respects from statutory accounting practices prescribed or permitted in the preparation of financial statements for submission to insurance regulatory authorities.

      Stockholders' equity on a statutory basis was $44,597,876 and $36,750,825 as of December 31, 2002 and 2001, respectively. Net income on a statutory basis was $8,466,841, $5,348,071 and $3,911,764 for the twelve months ended December 31, 2002, 2001 and 2000, respectively. The Company's subsidiaries complied with all applicable state insurance department requirements at December 31, 2002.

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

      The tax-free exchange segment acts as an intermediary in tax-free exchanges of property held for productive use in a trade or business or for investments and serves as exchange accommodation titleholder, holding property for exchangers in reverse exchange transactions. Revenues are derived from fees for handling exchange transactions.

      Provided below is selected financial information about the company's operations by segment for the three years ended December 31, 2002, 2001 and 2000:

                                                                   Income           Provision
                                                 Operating         Before              for
                                                 Revenues       Income Taxes       Income Taxes     Assets
-------------------------------------------------------------------------------------------------------------
2002
Title insurance                                $68,539,235       $11,035,961       $3,329,000     $77,427,725
Exchange services                                  947,426           512,154          195,000         386,419
All other                                          674,570           120,727           36,000       6,823,002
-------------------------------------------------------------------------------------------------------------
   Consolidated total                          $70,161,231       $11,668,842       $3,560,000     $84,637,146
=============================================================================================================

2001
Title insurance                                $59,815,041       $ 7,779,494       $2,350,000     $64,928,091
Exchange services                                1,018,353           600,787          230,000         367,848
All other                                          886,998           358,717          150,000       4,923,761
-------------------------------------------------------------------------------------------------------------
  Consolidated total                           $61,720,392       $ 8,738,998       $2,730,000     $70,219,700
=============================================================================================================

2000
Title insurance                                $37,925,106       $ 3,115,950         $681,862     $55,299,670
Exchange services                                1,046,178           838,326          323,405         724,020
All other                                          626,130           306,187          114,733       3,315,317
-------------------------------------------------------------------------------------------------------------
  Consolidated total                           $39,597,414       $ 4,260,463       $1,120,000     $59,339,007
=============================================================================================================

14. Stockholders' Equity

      On November 12, 2002, the Company's Board of Directors amended the Company's Articles of Incorporation, creating a series of Class A Junior Participating Preferred Stock (the "Class A Preferred Stock"). The number of shares constituting the Class A Preferred Stock is 100,000. The Class A Preferred Stock is senior to common stock in dividends or distributions of assets upon liquidations, dissolutions or winding up of the Company. Dividends on the Class A Preferred Stock are cumulative and accrue from the quarterly dividend payment date. Each share of Class A Preferred Stock entitles the holder thereof to 100 votes on all matters submitted to a vote of shareholders of the Company. These shares were reserved for issuance under the Shareholder Rights Plan (the "Plan"), which was adopted on November 21, 2002, by the Company's Board of Directors. Under the terms of the Plan, the Company's common stock acquired by a person or a group buying 15% or more of the Company's common stock would be diluted, except in transactions approved by the Board of Directors.

      In connection with the Plan, the Company's Board of Directors declared a dividend distribution of one right (a "Right") for each outstanding share of the Company's common stock paid on December 16, 2002, to shareholders of record at the close of business on December 2, 2002. Each Right entitles the registered holder to purchase from the Company a unit (a "Unit") consisting of one one-hundredth of a share of Class A Preferred Stock at a purchase price of $80 per Unit. Under the Plan, the Rights detach and become exercisable upon the earlier of (1) 10 days following public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of the Company's common stock, or (2) 10 business days following the commencement of, or first public announcement of the intent of a person or group to commence, a tender offer or exchange offer that would result in a person or group beneficially owing 15% or more of such outstanding shares of the Company's common stock. The exercise price, the kind and the number of shares covered by each right are subject to adjustment upon the occurrence of certain events described in the Plan.

      If the Company is acquired in a merger or consolidation in which the Company is not the surviving corporation, or the Company engages in a merger or consolidation in which the Company is the surviving corporation and the Company's common stock is changed or exchanged, or more than 50% of the Company's assets or earning power is sold or transferred, the Rights entitle a holder (other than the acquiring person or group) to buy, at the exercise price, stock of the acquiring company having a market value equal to twice the exercise price. Following an acquisition by such person or group of 50% or more of the outstanding common stock, the Company's Board of Directors may exchange the Rights (other than the Rights owned by such person or group), in whole or in part, at an exchange ratio of one share of the Company's common stock, or one one-hundredth of a share of Preferred Stock, per Right.

      The Rights expire on November 11, 2012 and are redeemable upon action by the Board of Directors at a price of $0.01 per right at any time before they become exercisable. Until the Rights become exercisable, they are evidenced only by the common stock certificates and are transferred with and only with such certificates.

Report of Independent Auditors

Investors Title Company and Subsidiaries:

      We have audited the accompanying consolidated balance sheets of Investors Title Company (the "Company") and its subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Investors Title Company and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.


/s/ DELOITTE & TOUCHE LLP
Raleigh, North Carolina
March 11, 2003

Common Stock Data

The Common Stock of the Company is traded under the symbol "ITIC" in the over-the-counter market and is quoted on the National Market System of the National Association of Securities Dealers Automated Quotation System ("NASDAQ"). The Company has approximately 1,500 shareholders of record, including shareholders whose shares are held in street name. The following table shows the high and low sales prices reported on the NASDAQ National Market System.

                                      2002                      2001
---------------------------------------------------------------------------
                                High          Low         High          Low
First Quarter                 $19.92       $15.24       $17.00       $13.75
Second Quarter                $20.90       $18.30       $16.00       $14.49
Third Quarter                 $20.20       $17.60       $17.44       $12.01
Fourth Quarter                $22.96       $17.67       $17.00       $14.00

The Company paid cash dividends of $.03 per share in each of the four quarters during 2002 and 2001.

Market Makers
Davenport & Co. of Virginia                          Knight Securities L.P.
Goldman, Sachs & Co.

Financial Highlights

For the Year                                        2002              2001              2000              1999              1998
-----------------------------------------------------------------------------------------------------------------------------------
Net premiums written                            $67,693,617       $59,480,545       $37,690,752       $43,819,565       $45,379,696
Revenues                                         73,247,340        64,472,445        42,229,768        47,366,559        48,476,263
Investment income                                 2,806,808         2,740,280         2,528,143         2,175,671         1,834,949
Net income                                        8,108,842         6,008,998         3,140,463         4,420,394         5,459,509
Per Share Data
-----------------------------------------------------------------------------------------------------------------------------------
Basic earnings per
  common share                                  $      3.22       $      2.35       $      1.21       $      1.59       $      1.95
Weighted average shares
outstanding--Basic                                2,517,328         2,554,204         2,594,891         2,776,878         2,806,267
Diluted earnings per
  common share                                  $      3.12       $      2.31       $      1.21       $      1.59       $      1.92
Weighted average shares
  outstanding--Diluted                            2,597,979         2,599,714         2,601,283         2,786,282         2,841,035
Cash dividends per share                        $       .12       $       .12       $       .12       $       .12       $       .12
At Year End
-----------------------------------------------------------------------------------------------------------------------------------
Assets                                          $84,637,146       $70,219,700       $59,339,007       $55,156,564       $51,597,812
Investments in securities                        65,336,439        53,471,697        45,299,576        41,066,864        35,726,837
Stockholders' equity                             52,668,184        44,271,768        39,189,649        37,501,740        36,328,665
Book value/share                                      20.93             17.59             15.27             13.70             12.93
Performance Ratios
-----------------------------------------------------------------------------------------------------------------------------------
Net income to:
  Average stockholders' equity                        16.73%            14.40%             8.19%            11.97%            16.19%
  Total revenues (profit margin)                      11.07%             9.32%             7.44%             9.33%            11.26%