Form 10-K, Exhibit 13
period 2003-12-31
INVESTORS TITLE CO
filed 2004-03-30
CIK 720858

Exhibit 13

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

                                      2003                      2002
--------------------------------------------------------------------------------
                                High         Low         High          Low
First Quarter                 $24.19       $18.00       $19.92       $15.24
Second Quarter                $31.00       $20.50       $20.90       $18.30
Third Quarter                 $31.50       $24.30       $20.20       $17.60
Fourth Quarter                $31.17       $29.55       $22.96       $17.67

The Company paid cash dividends of $.03 per share in each of the four quarters during 2003 and 2002.

Market Makers for 2003

Davenport & Co. LLC
Knight Equity Markets LP
The Archipelago Exchange
Schwab Capital Markets
Alternate Display Facility
Goldman Sachs & Company
Boston Stock Exchange
The Brut ECN, LLC
Pacific American Securities

Financial Highlights
For the Year                             2003             2002           2001             2000           1999
--------------------------------------------------------------------------------------------------------------------
Net premiums written                 $ 83,927,312    $67,298,617      $58,800,545     $37,740,752    $43,819,565
Revenues                               90,829,871     72,852,340       63,792,445      42,279,768     47,366,559
Investment income                       2,691,687      2,806,808        2,740,280       2,528,143      2,175,671
Net income                             10,965,014      8,108,842        6,008,998       3,140,463      4,420,394
Per Share Data
--------------------------------------------------------------------------------------------------------------------
Basic earnings per common share      $       4.38    $      3.22      $      2.35     $      1.21    $      1.59
Weighted average shares
  outstanding--Basic                    2,503,659      2,517,328        2,554,204       2,594,891      2,776,878
Diluted earnings per
  common share                       $       4.18    $      3.12      $      2.31     $      1.21    $      1.59
Weighted average shares
  outstanding--Diluted                  2,624,473      2,597,979        2,599,714       2,601,283      2,786,282
Cash dividends per share             $        .12    $       .12      $       .12     $       .12    $       .12
At Year End
--------------------------------------------------------------------------------------------------------------------
Assets                               $100,471,811    $84,637,146      $70,219,700     $59,339,007    $55,156,564
Investments in securities              79,842,183     65,336,439       53,471,697      45,229,576     41,066,864
Stockholders' equity                   63,188,746     52,668,184       44,271,768      39,189,649     37,501,740
Book value/share                            25.24          20.93            17.59           15.27          13.70
Performance Ratios
--------------------------------------------------------------------------------------------------------------------
Net income to:
  Average stockholders' equity              18.93%         16.73%           14.40%           8.19%         11.97%
  Total revenues (profit margin             12.07%         11.13%            9.42%           7.43%          9.33%

Investors Title Company and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements and the related notes in this report.

Overview

     Title Insurance: Investors Title Company (the "Company") engages primarily in two segments of business. Its main business activity is the issuance of title insurance through two subsidiaries, Investors Title Insurance Company ("ITIC") and Northeast Investors Title Insurance Company ("NE-ITIC"). Through ITIC and NE-ITIC, the Company underwrites land title insurance for owners and mortgagees as a primary insurer and as a reinsurer for other title insurance companies. Title insurance protects against loss or damage resulting from defects that affect the title to real property. The commitment and policies issued are the standard American Land Title Association approved forms.

     There are two basic types of title insurance policies - one for the mortgage lender and one for the real estate owner. A lender often requires property owners to purchase title insurance to protect its position as a holder of a mortgage loan, but the lender's title insurance policy does not protect the property owner. The property owner has to purchase a separate owner's title insurance policy to protect his investment. When real property is conveyed from one party to another, occasionally there is a hidden defect in the title or a mistake in a prior deed, will or mortgage that may give a third party a legal claim against such property. If a claim is made against real property, title insurance provides a corporate guarantee against insured defects, pays all legal expenses to eliminate any title defects, pays any claims arising from errors in title examination and recording, and pays any losses arising from hidden defects in title and defects that are not of record. Title insurance provides an assurance that the insurance holder's ownership and use of such property will be defended promptly against claims, at no cost, whether or not the claim is valid.

      The Company's profitability in the land title insurance industry is affected by a number of factors, including the cost and availability of mortgage funds, the level of real estate and mortgage refinance activity, the cost of real estate, employment levels, family income levels and general economic conditions. Generally, real estate activity declines as a result of higher interest rates or an economic downturn, thus leading to a corresponding decline in title insurance premiums written and the revenues and profitability of the Company. The cyclical nature of the land title insurance industry has historically caused fluctuations in revenues and profitability and it is expected to continue to do so in the future.

     Volume is also a key factor in the Company's profitability because the Company has certain significant fixed costs such as personnel and occupancy expenses associated with processing and issuing a title insurance policy. These costs do not necessarily increase or decrease depending on the size and type of the policy issued. Title insurance premiums are based on the face amount of the policy; therefore, the Company typically makes a larger profit on policies with a high face amount because, while the premium received from the policy increases, the cost to issue the policy does not increase substantially. Similarly, the cancellation of a policy order often negatively impacts the Company's profitability since the fixed costs associated with processing the policy are not offset by the receipt of a premium.

     Management is faced with the challenge of responding to revenue reductions that are expected to occur in 2004 due to the anticipated continued decline in refinancing activity. Operating results for the years ended 2002 and 2003, therefore, should not be viewed as indicative of the Company's future operating results. As always, the Company has been monitoring and carefully managing operating expenses such as salaries, employees benefits and other operational expenses in light of the expected decline in title insurance revenues.

     Exchange Services: The Company's second segment provides tax-free exchange services through its subsidiaries, Investors Title Exchange Corporation ("ITEC") and Investors Title Accommodation Corporation ("ITAC"). ITEC serves as a qualified intermediary in ss.1031 like-kind exchanges of real or personal property. In its role as qualified intermediary, ITEC coordinates the exchange aspects of the real estate transaction with the closing agents. ITEC's duties include drafting standard exchange documents, holding the exchange funds between the sale of the old property and the purchase of the new property, and accepting the formal identification of the replacement property within the required identification period. ITAC serves as exchange accommodation titleholder in reverse exchanges. As exchange accommodation titleholder, ITAC offers a vehicle for accommodating a reverse exchange when the taxpayer must acquire replacement property before selling the relinquished property.

     Factors that influence the title insurance industry will also generally affect the exchange services industry.

     New Services: In 2003, the Company formed two new subsidiaries, Investors Title Commercial Agency, LLC ("ITCA") and Investors Capital Management Company ("ICMC"), to supplement its traditional lines of business. ITCA will primarily underwrite large commercial title insurance policies, thus providing the Company with another vehicle for expanding its presence in the title insurance industry. In conjunction with Investors Trust Company, which was chartered on February 17, 2004, ICMC will provide investment management and trust services to individuals, companies, banks and trusts.

     Operating Results: In the first quarter of 2003, operating results continued to be driven by low interest rates and ongoing strength in mortgage lending. In response to lower interest rates, applications for mortgage refinancing surged to unprecedented levels in the second quarter.

The third quarter of 2003 saw mortgage interest rates increase, causing a reduction in the demand for mortgage refinancing. In the fourth quarter, net income and revenue were most significantly impacted by the dramatic decrease in mortgage refinance volume from the levels set mid-year. Interest rates rose off the lows set earlier in the year and refinance activity declined approximately 75% from the record pace of originations in the second quarter. Mortgage rates remained historically low, however, and transaction activity in the residential and commercial real estate markets remained generally healthy throughout 2003. According to data published by Freddie Mac, the annual average thirty-year fixed mortgage interest rates were reported to be 5.83%, 6.54% and 6.97% in 2003, 2002 and 2001, respectively.

     During 2003, the quarterly average thirty-year fixed mortgage interest rates were 5.84%, 5.51%, 6.01% and 5.92% for the first, second, third and fourth quarters, respectively. Low interest rates led to the increased affordability of new and existing homes, setting new annual transaction records. Total refinancing volume for 2003 was approximately $2.5 trillion, which was $1,050 billion more than the preceding year according to the Mortgage Bankers Association of America. The level of mortgage refinancing and the number of existing home sales are principal drivers of the Company's premiums written each year.

Credit Rating

     ITIC has been recognized by two independent Fannie Mae-approved actuarial firms, Demotech, Inc. and LACE Financial Corporation, with rating categories of "A Double Prime" and "A." NE-ITIC's financial stability also has been recognized by Demotech, Inc. and LACE Financial Corporation with rating categories of "A Prime" and "A+." According to Demotech, title insurance underwriters earning a financial stability rating of A" (A Double Prime) or A' (A Prime) possess unsurpassed financial stability related to maintaining positive surplus as regards policyholders, regardless of the severity of a general economic downturn or deterioration in the title insurance cycle. A LACE rating of "A+" or "A" indicates that a title insurance company has a strong overall financial condition that will allow it to meet its future claims and that, generally, the company has good operating earnings, is well capitalized and has adequate reserves. Since ITIC's and NE-ITIC's ratings are either at the highest rank or next-to-highest rank, any increase in such ratings would have a negligible impact on the business or finances of the Company. A significant decline in these ratings may, among other things, lead to a decrease in the Company's stock price, the loss of certain licenses ITIC and NE-ITIC need to operate as title insurance companies in various states and the Company's ability to maintain strong relationships with its customers and agents.

Results of Operations

Operating Revenues

     Operating revenues include premiums written and reinsurance assumed, net of reinsurance ceded (net premiums written) plus fee income as well as gains and losses on the disposal of fixed assets. Investment income is not included in operating revenues for the purpose of this summary schedule. A summary by segment of the Company's operating revenues is as follows:

                                              2003                            2002                     2001
----------------------------------------------------------------------------------------------------------------------------
Title insurance                      $85,505,899      97.3%         $68,144,235      97.7%      $59,135,041      96.9%
Exchange services                      1,245,234       1.4%             947,426       1.3%        1,018,353       1.7%
All other                              1,128,333       1.3%             674,570       1.0%          886,998       1.4%
----------------------------------------------------------------------------------------------------------------------------

                                     $87,879,466       100%         $69,766,231       100%      $61,040,392       100%
----------------------------------------------------------------------------------------------------------------------------

Title Insurance

     Net Premiums: Net premiums written increased 24.7% in 2003 over 2002 and 14.5% in 2002 over 2001. The increase in premiums from 2002 to 2003 was due to continued low mortgage interest rates, which led to continued strength in the refinance market as well as expansion through agents into new markets and greater penetration in existing markets. The increase in premiums in 2002 from 2001 resulted primarily from declining mortgage interest rates, which continued to fuel mortgage refinance activity.

     Shown below is a schedule of net premiums written for 2003, 2002 and 2001 in all states where Investors Title Insurance Company and Northeast Investors Title Insurance Company currently underwrite title insurance:

State                       2003          2002          2001
----------------------------------------------------------------

Alabama                  $ 1,286,681   $ 654,345     $ 89,973
Arkansas                      21,523      58,455           --
District of Columbia           9,735       2,441           --
Florida                      392,602       1,745       10,530
Georgia                      135,226     125,580      315,776
Illinois                   1,219,212      57,758           --
Indiana                      320,191     296,471       13,157
Iowa                              --          --       31,770
Kentucky                   1,800,258   1,282,772      131,089
Louisiana                      2,786          --           --
Maryland                   1,707,678   1,428,140    1,029,820
Michigan                   7,230,906   9,492,665   11,896,021
Minnesota                  2,186,522   1,180,153    1,342,010
Mississippi                1,092,772   1,011,538      160,952
Missouri                     136,091          --           --
Nebraska                   1,777,174   1,348,139    1,250,365
New Jersey                    61,267      46,901           --
New York                   5,605,642   3,911,191    3,355,979
North Carolina            31,102,294  24,112,712   21,165,888
Ohio                         107,129      48,264       55,595
Pennsylvania               5,838,436   4,462,864    3,532,628
South Carolina             7,512,259   5,638,718    4,043,461
Tennessee                  3,686,677   3,239,109    2,504,488
Virginia                   9,101,185   7,577,229    6,846,847
West Virginia              2,025,557   1,638,306    1,314,724
Wisconsin                       (493)     10,776       28,306
----------------------------------------------------------------

  Direct Premiums         84,359,310  67,626,272   59,119,379
Reinsurance Assumed            6,231      20,740       21,394
Reinsurance Ceded           (438,229)   (348,395)    (340,228)
----------------------------------------------------------------

Net Premiums Written     $83,927,312 $67,298,617  $58,800,545
----------------------------------------------------------------


     ITIC delivers title insurance coverage through a home office, branch offices, and issuing agents. In North Carolina, ITIC operates through a home office and 27 branch offices. In South Carolina and Michigan, ITIC operates through a branch office and issuing agents located conveniently to customers throughout the state. ITIC also writes title insurance policies through issuing agents in the District of Columbia and the States of Alabama, Arkansas, Florida, Georgia, Illinois, Indiana, Kentucky, Louisiana, Maryland, Minnesota, Mississippi, Missouri, Nebraska, New Jersey, North Carolina, Ohio, Pennsylvania, Tennessee, Virginia, West Virginia and Wisconsin. NE-ITIC currently operates through agents in the State of New York.

     Branch Office Net Premiums: Branch office net premiums written as a percentage of total net premiums written were 37%, 36% and 36.1% in 2003, 2002 and 2001, respectively. Net premiums written from branch operations increased 28.2% in 2003 compared with 2002 and increased 14.2% in 2002 compared with 2001. Of the Company's twenty-nine branch locations that underwrite title insurance policies, twenty-seven are located in North Carolina and, as a result, branch net premiums written primarily represent North Carolina business.

     Agency Net Premiums: Agency net premiums written as a percentage of total net premiums written were 63%, 64% and 63.9% in 2003, 2002 and 2001, respectively. Net premiums written from agency operations increased 22.7% in 2003 compared with 2002 and increased 14.6% in 2002 compared with 2001. In addition to the favorable mortgage interest rate environment, the increase in agency premiums is a reflection of a full year of operations in 2003 for several agents of ITIC that commenced operations in the latter part of 2002. The Company's agent development program has also contributed to the continuing increases shown above, as new agencies were opened in Kentucky and North Carolina and existing agents expanded their territory with the Company's assistance. For the years ended December 31, 2003 and 2002, premiums written in Michigan declined due to a decrease in the number of Michigan issuing agents.

     Policies and Commitments: 397,638 policies and commitments were issued in 2003, which is an increase of 22% compared with 325,918 policies and commitments issued in 2002. In 2002, the number of policies and commitments issued increased by 11.5% compared with 292,328 issued in 2001.

Exchange Services

     Operating revenues from the Company's two subsidiaries that provide tax-free exchange services (ITEC and ITAC) increased 31.4% from 2002 to 2003 and decreased 7% from 2001 to 2002. The increase from 2002 to 2003 was primarily due to increased demand for qualified intermediary services and an increase in the average fee per transaction, and can also be attributed to more favorable economic conditions and lower mortgage interest rates. Decreases in interest income resulting from lower interest rates contributed to the reduction in 2002 operating revenues compared with 2001.

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

Investment Income

     Investments are an integral part of the Company's business because the Company's title insurance subsidiaries are required by statute to maintain minimum levels of investments in order to protect the interests of policyholders. In formulating its investment strategy, the Company has emphasized after-tax income. Investments in marketable securities have increased from funds retained in the Company. The investments are primarily in debt securities and, to a lesser extent, equity securities. The effective maturity of the majority of the fixed income investments is within 15 years.

     As new funds become available, they are invested in accordance with the Company's investment policy and corporate goals. Securities purchased may include a combination of taxable fixed-income securities, tax-exempt securities and equities. The Company strives to maintain a high quality investment portfolio.

     Investment income decreased 4.1% from 2002 to 2003 and increased 2.4% from 2001 to 2002. The decrease in 2003 was primarily due to the decline in interest rates. The increase in 2002 was primarily attributable to an increase in the average investment portfolio balance.

Expenses

     A summary by segment of the Company's operating expenses is as follows:

                                              2003                            2002                     2001
----------------------------------------------------------------------------------------------------------------------------
Title insurance                      $72,787,789      97.5%         $59,644,502      97.5%      $53,555,878      97.3%
Exchange services                        495,119        .7%             441,386        .7%          433,811        .8%
All other                              1,375,949       1.8%           1,097,610       1.8%        1,063,758       1.9%
----------------------------------------------------------------------------------------------------------------------------

                                     $74,658,857       100%         $61,183,498       100%      $55,053,447       100%
----------------------------------------------------------------------------------------------------------------------------

     On a combined basis, profit margins were 12.1%, 11.1% and 9.4% in 2003, 2002 and 2001, respectively. The increase of 24.7% in net premiums written coupled with a smaller increase of only 22% in operating expenses contributed to the increase in profit margins for 2003. Due to the fixed nature of certain operating expenses and the increase in premium volume, profit margins improved in 2003 and 2002.

Title Insurance

     Profit Margins: Profit margins for the title insurance segment were 11.7%, 10.8% and 8.8% in 2003, 2002 and 2001, respectively. The increase in premiums written contributed to the improvements in the profit margin for 2003 and 2002. In order to maintain and improve margins, the Company strives to identify opportunities to refine operating procedures and to implement programs designed to reduce expenses.

     Commissions: Commissions increased 22.2% from 2002 to 2003 and increased 14% from 2001 to 2002 primarily due to increased premiums from agency operations. Commission expense as a percentage of net premiums written by agents was 74%, 74.3% and 74.7% for 2003, 2002 and 2001, respectively. Commission rates vary geographically and may be influenced by state regulations.

     Provisions for Claims: The provision for claims as a percentage of net premiums written was 11.1%, 10.2% and 11.5% in 2003, 2002 and 2001, respectively. Loss provision rates are subject to variability and are reviewed and adjusted as experience develops. The provision reflects actual payments of claims, net of recovery amounts, plus adjustments to the specific and incurred but not reported claims reserves, the latter of which are actuarially determined based on historical claims experience. Payments of claims, net of recoveries, were $4,891,739, $2,701,822 and $3,270,928 in 2003, 2002 and 2001, respectively.
Claims payments increased in 2003 generally due to the increase in policies written. The lower amount of claims payments in 2002, when compared with 2003 and 2001, can be attributed to timing issues.

     Reserves for Claims: The Company has continued to strengthen its reserves for claims. At December 31, 2003, the total reserves for claims were $30,031,000. Of that total, $3,861,651 was reserved for specific claims, and $26,169,349 was reserved for claims for which the Company had no notice. Because of the uncertainty of future claims, changes in economic conditions, and the fact that many claims do not materialize for several years, reserve estimates are subject to variability. Declining economic conditions may result in an increase in mechanics liens and defalcations, thus increasing the Company's claims expenses. Management analyzes historical claims experience, mix of business, geographic considerations, industry averages, and current economic conditions in establishing loss provision rates. Claims reserves are reviewed as to their reasonableness by independent actuaries annually. The Company's claims reserves are consistent with the independent actuary's claims reserves. Actuarial projections are compared with recorded reserves and any necessary adjustments are included in current operations. There are no known claims that are expected to have a materially adverse effect on the Company's financial position or operating results.

     Salaries and Employee Benefits: On a consolidated basis, salaries and employee benefits as a percentage of net premiums written were 18.6%, 18.7% and 18.3% in 2003, 2002 and 2001, respectively. The title insurance segment's total salaries and employee benefits accounted for 93%, 93.5% and 92.8% of total salaries for 2003, 2002 and 2001, respectively.

     Office Occupancy and Operations: Overall office occupancy and operations as a percentage of net premiums was 6.1%, 7.1% and 8.4% in 2003, 2002 and 2001, respectively. The decline in office occupancy and operations as a percentage of net premiums written during 2003 and 2002 was partially due to a decrease in depreciation expense of approximately $555,000 and $450,000, respectively, compared with 2001 due to utilizing certain EDP equipment beyond their depreciable lives. The title insurance segment's total office occupancy and operations accounted for 93.7%, 92.9% and 95.2% in 2003, 2002 and 2001, respectively.

     Premium and Retaliatory Taxes: Title insurance companies are generally not subject to state income or franchise taxes. However, in most states they are subject to premium and retaliatory taxes. Premium and retaliatory taxes as a percentage of premiums written were 1.99%, 2.04% and 2.11% for the years ended December 31, 2003, 2002 and 2001, respectively.

Exchange Services

     The exchange services segment's total operating expenses as a percentage of the Company's total expenses were .7%, .7%, and .8% for 2003, 2002 and 2001, respectively.


Income Taxes

     The provision for income taxes was 32.2%, 30.5% and 31.2% of income before income taxes for the years ended December 31, 2003, 2002 and 2001, respectively. The increase in the effective rate for the year ended December 31, 2003 was primarily due to an increase in taxable income, which placed the Company in a higher tax bracket, and a change in the ratio of tax-exempt investment income to taxable income. Information regarding the components of the income tax expense can be found in Note 8 to the Consolidated Financial Statements.

Net Income

     A summary by segment of the Company's net income is as follows:

                                              2003                            2002                     2001
----------------------------------------------------------------------------------------------------------------------------
Title insurance                      $10,320,860      94.1%         $7,706,961       95.0%      $5,429,494       90.3%
Exchange services                        462,933       4.2%            317,154        3.9%         370,787        6.2%
All other                                181,221       1.7%             84,727        1.1%         208,717        3.5%
----------------------------------------------------------------------------------------------------------------------------

                                     $10,965,014       100%         $8,108,842        100%      $6,008,998        100%
----------------------------------------------------------------------------------------------------------------------------

     On a consolidated basis, the Company reported an increase in net income of 35.2% and 34.9% in 2003 and 2002, respectively. As in the prior year, the increase in 2003 was primarily attributable to increased premium volume and improved operating efficiencies associated with technology enhancements and expense control procedures.

Title Insurance

     Net income for the title insurance segment increased 33.9% from 2002 to 2003 and increased 41.9% from 2001 to 2002. As in the prior year, the increase in 2003 was primarily attributable to increased premium volume that resulted from expanding markets through agents and greater penetration of existing agents, as well as another year of reduced mortgage interest rates.

Exchange Services

     The exchange services segment saw a net income increase of 46% from 2002 to 2003 and a decrease of 14.5% from 2001 to 2002. Net income increased in 2003 primarily due to an increase in the volume of exchange transactions and an increase in the average fee per exchange. A decrease in the average fee per exchange, coupled with an increase in operating expenses (primarily related to salaries and employee benefits), contributed to the reduction in 2002 net income compared with 2001.


Related Party Transactions

     In November 2003, Investors Title Insurance Company ("ITIC"), a wholly owned subsidiary of the Company, entered into employment agreements with the Chief Executive Officer, Chief Financial Officer and the Chief Operating Officer of ITIC. These individuals also serve as the Chief Executive Officer, President and Executive Vice President, respectively, of the Company. The agreements provide compensation and life, health, dental and vision benefits upon the occurrence of specific events, including death, disability, retirement, termination without cause or change in control. The agreements provide for annual salaries to be fixed by the Board of Directors of ITIC and, among other benefits, ITIC shall make quarterly contributions pursuant to a supplemental executive retirement plan on behalf of each executive. The agreements also prohibit each of these executives from competing with ITIC and its parent, subsidiaries and affiliates in the State of North Carolina while employed by ITIC and for a period of four years following termination of their employment. The amount accrued for these plans at December 31, 2003 was $452,000 and was calculated based on the terms of the contract.


Liquidity and Capital Resources

     Cash Flows : Cash flows provided by operating activities were $16,751,579, $12,347,334 and $8,785,176 in 2003, 2002 and 2001, respectively. The increase in
2003 is primarily the result of the increase in net income and the accelerated collection of accounts receivable compared with 2002.

     Payment of Dividends: As of December 31, 2003 and 2002, approximately $53,477,000 and $46,730,000, respectively, of the consolidated stockholders' equity represented net assets of the Company's subsidiaries that cannot be transferred in the form of dividends, loans or advances to the parent company under statutory regulations without prior insurance department approval. The Company's ability to pay dividends and operating expenses is dependent on funds received from the insurance subsidiaries, which are subject to regulation in the states in which they do business. These regulations, among other things, require prior regulatory approval of the payment of dividends and other intercompany transfers. The Company believes, however, that amounts available for transfer from the insurance subsidiaries are adequate to meet the Company's operating needs.

     Purchase of Company Stock: On May 11, 1999, the Board of Directors of ITIC approved ITIC's purchase of 200,000 shares of the Company's common stock. Pursuant to this approval, ITIC purchased 200,000 shares at an average price of $12.50 per share, including 25,766 shares purchased at an average purchase price of $14.73 during 2001.

     On June 5, 2000, the Board of Directors of ITIC approved ITIC's purchase of 500,000 shares of the Company's common stock. Pursuant to this approval, ITIC purchased 41,175 shares in the twelve months ended December 31, 2003, 19,134 shares in the twelve months ended December 31, 2002 and 32,184 shares in the twelve months ended December 31, 2001 at an average per share price of $23.96, $18.81 and $14.75, respectively.

     During the twelve months ended December 31, 2003, ITIC purchased common stock for $986,479 and transferred common stock totaling $465,759 in satisfaction of stock option exercises, stock bonuses and other stock transfers. In 2003, retained earnings had a net increase of $10,143,883, after purchases and issuances of common stock for compensation and options exercised reduced retained earnings by $520,720.

     Liquidity: Management believes that funds generated from operations (primarily underwriting and investment income) will enable the Company to adequately meet its operating needs and is unaware of any trend or occurrence that is likely to result in adverse liquidity changes. In addition to operational liquidity, the Company maintains a high degree of liquidity within its investment portfolio in the form of short-term investments and other readily marketable securities.

     Capital Expenditures: During 2004, the Company has plans for various capital improvement projects, including an upgrade of certain electronic data processing systems. The Company anticipates capital expenditures in excess of $500,000 in connection with these projects.

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

Interest Rate Risk

     Interest rate risk is the risk that the Company will incur economic losses due to adverse changes in interest rates. This risk arises from the Company's investments in interest-sensitive debt securities. These securities are primarily fixed rate municipal bonds and corporate bonds. The Company does not purchase such securities for trading purposes. At December 31, 2003, the Company had approximately $65 million in fixed rate bonds and redeemable preferred stocks. The Company manages the interest rate risk inherent in its assets by monitoring its liquidity needs and by targeting a specific range for the portfolio's duration or weighted average maturity.

     To determine the potential effect of interest rate risk on interest-sensitive assets, the Company calculates the effect of a 10% change in prevailing interest rates ("rate shock") on the fair market value of these securities considering stated interest rates and time to maturity. Based upon the information and assumptions the Company uses in its calculation, management estimates that a 10% immediate, parallel increase in prevailing interest rates would decrease the net fair market value of its debt securities by approximately $2.4 million. The selection of a 10% immediate parallel increase in prevailing interest rates should not be construed as a prediction by the Company's management of future market events, but rather, to illustrate the potential impact of such an event. To the extent that actual results differ from the assumptions utilized, the Company's rate shock measures could be significantly impacted. Additionally, the Company's calculation assumes that the current relationship between short-term and long-term interest rates (the term structure of interest rates) will remain constant over time. As a result, these calculations may not fully capture the impact of nonparallel changes in the term structure of interest rates and/or large changes in interest rates.

Equity Price Risk

     Equity price risk is the risk that the Company will incur economic losses due to adverse changes in a particular stock or stock index. At December 31, 2003, the Company had approximately $13.6 million in nonredeemable preferred and common stocks. Equity price risk is addressed in part by varying the specific allocation of equity investments over time pursuant to management's assessment of market and business conditions and ongoing liquidity needs analysis. The Company's largest equity exposure is declines in the S&P 500; its portfolio of equity instruments is similar to those that comprise this index. Based upon the information and assumptions the Company used in its calculation, management estimates that an immediate decrease in the S&P 500 of 10% would decrease the net fair value of the Company's assets identified above by approximately $756,000. The selection of a 10% immediate decrease in the S&P 500 should not be construed as a prediction by the Company's management of future market events, but rather, to illustrate the potential impact of such an event. Since this calculation is based on historical performance, projecting future price volatility using this method involves an inherent assumption that historical volatility and correlation relationships will remain stable. Therefore, the results noted above may not reflect the Company's actual experience if future volatility and correlation relationships differ from such historical relationships.


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

Reserves for Claims

     The total reserve for all reported and unreported losses the Company incurred on its income statement through December 31, 2003 is represented by the reserve for claims on the balance sheet. The Company's reserves for unpaid losses and loss adjustment expenses are established using estimated amounts required to settle claims for which notice has been received (reported) and the amount estimated to be required to satisfy incurred claims of policyholders which may be reported in the future (incurred but not reported claims).

     Because of the uncertainty of future claims, the effect of changes in economic conditions, and the fact that many claims do not materialize for several years, reserve estimates are subject to variability. Declining economic conditions may result in an increase in mechanics liens and defalcations, thus increasing the Company's claims expenses. Management analyzes historical claims experience, mix of business, geographic considerations, industry averages and current economic conditions in establishing loss provision rates. Claims reserves are reviewed as to their reasonableness by independent actuaries annually. The Company's claims reserves are consistent with the independent actuary's claims reserves. Actuarial projections are compared with recorded reserves and any necessary adjustments are included in current operations.

     Despite the variability of such estimates, management believes based on historical claims experience and independent actuarial analysis that the reserves are adequate to cover claim losses which might result from pending and future claims. The Company continually reviews and adjusts its reserve estimates to reflect its loss experience and any new information that becomes available. Currently, there are no known claims that are expected to have a materially adverse effect on the Company's financial position or operating results.

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

Deferred Tax Asset

     The Company recorded net deferred tax assets at December 31, 2003 and 2002 related primarily to reserves for claims, reserves for bad debt and employee benefits. Based upon the Company's historical results of operations, the existing financial condition of the Company and management's assessment of all other available information, management believes that it is more likely than not that the benefit of these assets will be realized.

Off-Balance Sheet Arrangements and Contractual Obligations

     As a service to its customers, the Company, through ITIC, administers escrow and trust deposits representing earnest money received under real estate contracts, undisbursed amounts received for settlement of mortgage loans and indemnities against specific title risks. In administering tax-free exchanges, ITEC serves as a qualified intermediary for exchanges, holding the net sales proceeds from relinquished property to be used for purchase of replacement property. ITAC serves as exchange accommodation titleholder and, through LLCs that are wholly owned subsidiaries of ITAC, holds property for exchangers in reverse exchange transactions. Cash and other assets held by the Company for these purposes were approximately $105,862,000 and $63,642,000 as of December 31, 2003 and 2002, respectively. These amounts are not considered assets of the Company and, therefore, are excluded from the accompanying consolidated balance sheets.

     It is not the general practice of the Company to enter into off-balance sheet arrangements nor is it the policy of the Company to issue guarantees to third parties. Off-balance sheet arrangements are generally limited to the future payments under noncancelable operating leases, payments made from claims reserves, payments due under various agreements with third party service providers, and obligations pursuant to certain executive employment agreements.

     The following table summarizes our future estimated cash payments under existing contractual obligations, including payments due by period:

                                                                              Payments due by period
                                                                              ----------------------
                                                                Less than 1        1 - 3                         More than
     Contractual Obligations                        Total           year           years     3 - 5 years         5 years
     ---------------------------------------------------------------------------------------------------------------------
     Long-term Debt Obligations                            --              --           --            --               --
     Capital Lease Obligations                             --              --           --            --               --
     Operating Lease Obligations                  $   701,632      $  428,904   $  271,928    $      800               --
     Reserves for Claims                           30,031,000       3,542,293    7,440,844     6,455,927      $12,591,936
     Other Obligations                                316,966         295,299       21,667            --               --
     Executive Employment Agreements
     Obligations                                      452,000              --           --            --          452,000
                                                  -----------      ----------   ----------    ----------      -----------
     Total                                        $31,501,598      $4,266,496   $7,734,439    $6,456,727      $13,043,936
                                                  ===========      ==========   ==========    ==========      ===========

Recent and Pending Accounting Standards

     FIN 45: Financial Accounting Standards Board ("FASB") Interpretation No. 45, Guarantor's Accounting and Disclosures Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others became effective on December 31, 2002. This Interpretation addresses the disclosure requirements for guarantees and indemnification agreements entered into by the entity. The implementation of this pronouncement did not have any effect on the Company's financial statements. The Company has not entered into any recordable guarantees since December 31, 2002.

     FIN 46: In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"). FIN 46 amended Accounting Research Bulletin 51, Consolidated Financial Statements, and established standards for determining circumstances under which a variable interest entity ("VIE") should be consolidated by its primary beneficiary. FIN 46 also requires disclosures about VIEs that the Company is not required to consolidate but in which it has a significant variable interest. In December 2003, the FASB issued FIN 46-R, which not only included amendments to FIN 46, but also required application of the interpretation to all affected entities no later than March 31, 2004 for calendar-year reporting companies. Prior to FIN 46-R, however, companies were required to apply the interpretation to special-purpose entities by December 31, 2003. The adoption of FIN 46-R as it relates to special-purpose entities did not have any effect on the Company's results of operations, financial position or liquidity, and the Company does not expect a material impact upon its full adoption of the interpretation as of March 31, 2004.

     SFAS 149: In April 2003, the FASB issued Statement of Financial Standards ("SFAS") No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement amends and clarifies financial accounting and reporting for derivative instruments and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 149 clarifies the conditions which a contract with an initial net investment meets the characteristics of a derivative; clarifies when a derivative contains a financial component; amends the definition of "an underlying" to conform it to language used in FIN 45, Guarantor's Accounting and Disclosures Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others; and amends certain other existing pronouncements. This Statement is effective for contracts entered into or modified by the Company after June 30, 2003. All provisions of this Statement will be applied prospectively. The application of this Statement did not have a material effect on the Company's results of operations or financial position.

     SFAS 150: In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. Many of these instruments were previously classified as equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability, or as an asset in some circumstances. This Statement applies to three types of freestanding financial instruments, other than outstanding shares. One type is mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or assets; a second type includes put options and forward purchase contracts that require or may require the issuer to buy back some of its shares in exchange for cash or other assets; the third type is obligations that can be settled with shares, the monetary value of which is fixed, ties solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers' shares. SFAS No. 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

Selected Quarterly Financial Data

2003                                           March 31             June 30        September 30         December 31
--------------------------------------------------------------------------------------------------------------------
Net premiums written                        $19,667,985         $23,322,629         $23,469,590         $17,467,108
Investment income                               674,578             679,857             666,399             670,853
Net income                                    2,608,561           3,087,452           2,963,799           2,305,202
Basic earnings per common share                    1.04                1.24                1.18                 .92
Diluted earnings per common share                  1.00                1.18                1.13                 .88


2002                                           March 31             June 30        September 30         December 31
--------------------------------------------------------------------------------------------------------------------
Net premiums written                        $14,680,725         $14,871,197         $17,941,421         $19,805,274
Investment income                               669,038             692,781             680,991             763,998
Net income                                    1,547,179           1,700,998           2,146,025           2,714,640
Basic earnings per common share                     .61                 .68                 .85                1.08
Diluted earnings per common share                   .60                 .65                 .83                1.04

Investors Title Company and Subsidiaries

Consolidated Balance Sheets

as of December 31,                                                                                            2003           2002
------------------------------------------------------------------------------------------------------------------------------------
Assets
  Cash and cash equivalents                                                                              $  5,125,356    $ 3,781,961
  Investments in securities (Notes 2 and 3):
    Fixed maturities:
      Held-to-maturity, at amortized cost (fair value: 2003: $3,691,546; 2002: $4,577,069)                  3,526,030      4,395,081
      Available-for-sale, at fair value (amortized cost: 2003: $57,871,292; 2002: $49,353,717)             60,803,807     52,491,648
    Equity securities, at fair value (cost: 2003: $12,289,005; 2002: $6,393,289)                           14,556,785      7,884,928
    Other investments                                                                                         955,561        564,782
------------------------------------------------------------------------------------------------------------------------------------
        Total investments                                                                                  79,842,183     65,336,439
  Premiums receivable (less allowance for doubtful accounts: 2003: $2,474,000; 2002: $1,800,000)            8,031,803      7,949,904
  Accrued interest and dividends                                                                              667,147        720,902
  Prepaid expenses and other assets                                                                           934,345      1,095,230
  Property acquired in settlement of claims                                                                   286,517        749,562
  Property, net (Note 4)                                                                                    4,099,243      4,109,885
  Deferred income taxes, net (Note 8)                                                                       1,485,217        893,263
------------------------------------------------------------------------------------------------------------------------------------
Total Assets                                                                                             $100,471,811    $84,637,146
====================================================================================================================================
Liabilities and Stockholders' Equity
Liabilities
  Reserves for claims (Note 6)                                                                           $ 30,031,000    $25,630,000
  Accounts payable and accrued liabilities                                                                  5,782,470      4,780,865
  Commissions and reinsurance payables (Note 5)                                                               726,191        401,040
  Premium taxes payable                                                                                       461,436        268,972
  Current income taxes payable                                                                                281,968        888,085
------------------------------------------------------------------------------------------------------------------------------------
  Total liabilities                                                                                        37,283,065     31,968,962
====================================================================================================================================
Commitments and Contingencies (Notes 5, 9, 10 and 11)
Stockholders' Equity (Notes 2, 3, 7, 12 and 14)
  Class A Junior Participating preferred stock (shares authorized 100,000; no shares issued)                       --             --
  Common stock-no par value (shares authorized 10,000,000; 2,855,744 and
    2,855,744 shares issued; and 2,503,923 and 2,515,804 shares outstanding
    2003 and 2002, respectively)                                                                                    1              1
  Retained earnings                                                                                        59,756,927     49,613,044
  Accumulated other comprehensive income (net unrealized gain on investments)
    (net of deferred taxes: 2003: $1,768,477; 2002: $1,574,431) (Note 8)                                    3,431,818      3,055,139
------------------------------------------------------------------------------------------------------------------------------------
    Total stockholders' equity                                                                             63,188,746     52,668,184
------------------------------------------------------------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity                                                               $100,471,811    $84,637,146
====================================================================================================================================

See notes to consolidated financial statements.

Investors Title Company and Subsidiaries

Consolidated Statements of Income

for the Years Ended December 31,                                                2003             2002             2001
---------------------------------------------------------------------------------------------------------------------------
Revenues
  Underwriting income:
    Premiums written (Note 5)                                              $84,365,541       $67,647,012       $59,140,773
    Less--premiums for reinsurance ceded (Note 5)                              438,229           348,395           340,228
---------------------------------------------------------------------------------------------------------------------------
    Net premiums written                                                    83,927,312        67,298,617        58,800,545
  Investment income-interest and dividends (Note 3)                          2,691,687         2,806,808         2,740,280
  Net realized gain on sales of investments (Note 3)                           258,718           279,301            11,773
  Exchange services revenue                                                  1,245,234           947,426         1,018,353
  Other                                                                      2,706,920         1,520,188         1,221,494
---------------------------------------------------------------------------------------------------------------------------
    Total                                                                   90,829,871        72,852,340        63,792,445
---------------------------------------------------------------------------------------------------------------------------
Operating Expenses
  Commissions to agents                                                     39,113,544        32,006,188        28,074,489
  Provision for claims (Note 6)                                              9,292,739         6,871,822         6,786,263
  Salaries, employee benefits and payroll taxes (Notes 7 and 10)            15,644,097        12,591,736        10,747,424
  Office occupancy and operations (Note 9)                                   5,149,386         4,810,283         4,911,912
  Business development                                                       1,905,609         2,161,928         1,879,224
  Taxes, other than payroll and income                                         347,186           387,594           287,804
  Premium and retaliatory taxes                                              1,680,952         1,378,880         1,250,177
  Professional fees                                                          1,137,648           772,096           910,586
  Other                                                                        387,696           202,971           205,568
---------------------------------------------------------------------------------------------------------------------------
    Total                                                                   74,658,857        61,183,498        55,053,447
---------------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes                                                  16,171,014        11,668,842         8,738,998
Provision for Income Taxes (Note 8)                                          5,206,000         3,560,000         2,730,000
---------------------------------------------------------------------------------------------------------------------------
Net Income                                                                 $10,965,014       $ 8,108,842       $ 6,008,998
---------------------------------------------------------------------------------------------------------------------------
Basic Earnings per Common Share (Note 7)                                   $      4.38       $      3.22       $      2.35
===========================================================================================================================
Weighted Average Shares Outstanding--Basic                                   2,503,659         2,517,328         2,554,204
===========================================================================================================================
Diluted Earnings per Common Share (Note 7)                                 $      4.18       $      3.12       $      2.31
===========================================================================================================================
Weighted Average Shares Outstanding--Diluted                                 2,624,473         2,597,979         2,599,714
===========================================================================================================================

See notes to consolidated financial statements.

Investors Title Company and Subsidiaries

Consolidated Statements of Stockholders' Equity

                                                                                                    Accumulated
                                                                                                 Other Comprehensive
                                                                   Common Stock                      Income (Net          Total
                                                                   ------------        Retained    Unrealized Gain   Stockholders'
for the Years Ended December 31, 2003, 2002 and 2001            Shares      Amount     Earnings    on Investments)         Equity
-----------------------------------------------------------------------------------------------------------------------------------
Balance,
  January 1, 2001                                              2,566,859    $   1    $ 37,021,270       $2,168,378    $39,189,649
  Net income                                                                            6,008,998                       6,008,998
  Dividends ($.12 per share)                                                             (342,689)                       (342,689)
  Shares of common stock repurchased                             (57,950)                (854,138)                       (854,138)
  Compensation expense related to stock options                    4,189                   61,472                          61,472
  Stock options exercised                                          3,200                   33,662                          33,662
  Net unrealized gain on investments                                                                       174,814        174,814
-----------------------------------------------------------------------------------------------------------------------------------
Balance,
  December 31, 2001                                            2,516,298        1      41,928,575        2,343,192     44,271,768
  Net income                                                                            8,108,842                       8,108,842
  Dividends ($.12 per share)                                                             (300,557)                       (300,557)
  Shares of common stock repurchased                             (19,134)                (359,903)                       (359,903)
  Compensation expense related to stock options                    3,036                   56,757                          56,757
  Stock options exercised                                         15,604                  179,330                         179,330
  Net unrealized gain on investments                                                                       711,947        711,947
-----------------------------------------------------------------------------------------------------------------------------------
Balance,
  December 31, 2002                                            2,515,804        1      49,613,044        3,055,139     52,668,184
  Net income                                                                           10,965,014                      10,965,014
  Dividends ($.12 per share)                                                             (300,411)                       (300,411)
  Shares of common stock repurchased                             (41,175)                (986,479)                       (986,479)
  Compensation expense related to stock options                    2,144                   51,224                          51,224
  Stock options exercised                                         27,150                  414,535                         414,535
  Net unrealized gain on investments                                                                       376,679        376,679
-----------------------------------------------------------------------------------------------------------------------------------
 Balance,
   December 31, 2003                                           2,503,923    $   1    $ 59,756,927       $3,431,818    $63,188,746
===================================================================================================================================

See notes to consolidated financial statements.

Investors Title Company and Subsidiaries

Consolidated Statements of Comprehensive Income

for the Years Ended December 31,                                                               2003          2002            2001
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                               $ 10,965,014    $ 8,108,842    $ 6,008,998
-----------------------------------------------------------------------------------------------------------------------------------
Other comprehensive income, before tax:
  Unrealized gains on investments arising during the year                                     829,443      1,358,009        276,642
  Less: reclassification adjustment for gains realized in net income                         (258,718)      (279,301)       (11,773)
-----------------------------------------------------------------------------------------------------------------------------------
  Other comprehensive income, before tax                                                      570,725      1,078,708        264,869
-----------------------------------------------------------------------------------------------------------------------------------
  Income tax expense related to unrealized gains on investments arising during the year       282,010        461,723         94,058
  Income tax expense related to reclassification adjustment for
    gains realized in net income                                                              (87,964)       (94,962)        (4,003)
-----------------------------------------------------------------------------------------------------------------------------------
  Net income tax expense on other comprehensive income                                        194,046        366,761         90,055
-----------------------------------------------------------------------------------------------------------------------------------
Other comprehensive income                                                                    376,679        711,947        174,814
-----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                                     $ 11,341,693    $ 8,820,789    $ 6,183,812
===================================================================================================================================

See notes to consolidated financial statements.

Investors Title Company and Subsidiaries
Consolidated Statements of Cash Flows

for the Years Ended December 31,                                               2003                2002             2001
--------------------------------------------------------------------------------------------------------------------------------
Operating Activities
Net income                                                                 $ 10,965,014      $  8,108,842      $  6,008,998
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation                                                                848,552           961,872         1,412,023
    Amortization, net                                                            26,409            25,022             1,818
    Issuance of common stock in payment of bonuses and fees                      51,224            56,757            61,472
    Provision for losses on premiums receivable                                 674,000           395,000           680,000
    Net gain on disposals of property                                            (4,791)          (15,485)          (22,263)
    Net realized gain on sales of investments                                  (258,718)         (279,301)          (11,773)
    Benefit for deferred income taxes                                          (786,000)         (906,000)         (483,921)
  Changes in assets and liabilities:
    Increase in receivables and other assets                                    (78,214)       (2,020,403)       (4,699,594)
    Increase in accounts payable and accrued liabilities                      1,001,605         1,080,770         1,782,061
    Increase in commissions and reinsurance payables                            325,151           119,079            59,213
    Increase (decrease) in premium taxes payable                                192,464           (98,083)          367,055
    Increase (decrease) in current income taxes payable                        (606,117)          749,264           114,752
    Provision for claims                                                      9,292,739         6,871,822         6,786,263
    Payments of claims, net of recoveries                                    (4,891,739)       (2,701,822)       (3,270,928)
--------------------------------------------------------------------------------------------------------------------------------

  Net cash provided by operating activities                                  16,751,579        12,347,334         8,785,176
--------------------------------------------------------------------------------------------------------------------------------
Investing Activities
  Purchases of available-for-sale securities                                (23,452,336)      (18,534,327)      (11,194,289)
  Purchases of held-to-maturity securities                                       (8,753)         (365,796)         (600,000)
  Purchases of other securities                                                (486,000)         (499,894)               --
  Proceeds from sales of available-for-sale securities                        9,241,279         7,987,511         2,555,417
  Proceeds from sales of held-to-maturity securities                            897,000           880,751         1,406,463
  Proceeds from other securities                                                106,100                --                --
  Purchases of property                                                        (894,238)         (691,968)         (392,157)
  Proceeds from disposals of property                                            61,119            69,551            65,168
--------------------------------------------------------------------------------------------------------------------------------
      Net cash used in investing activities                                 (14,535,829)      (11,154,172)       (8,159,398)
--------------------------------------------------------------------------------------------------------------------------------
Financing Activities
  Repurchases of common stock                                                  (986,479)         (359,903)         (854,138)
  Exercise of options                                                           414,535           179,330            33,662
  Dividends paid                                                               (300,411)         (300,557)         (342,689)
--------------------------------------------------------------------------------------------------------------------------------
      Net cash used in financing activities                                    (872,355)         (481,130)       (1,163,165)
--------------------------------------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Cash Equivalents                          1,343,395           712,032          (537,387)
Cash and Cash Equivalents, Beginning of Year                                  3,781,961         3,069,929         3,607,316
================================================================================================================================
Cash and Cash Equivalents, End of Year                                     $  5,125,356      $  3,781,961      $  3,069,929
================================================================================================================================
Supplemental Disclosures
Cash Paid During the Year for
  Income Taxes (net of refunds)                                            $  6,612,000      $  3,718,000      $  3,101,000
================================================================================================================================


See notes to consolidated financial statements

Investors Title Company and Subsidiaries
Notes to Consolidated Financial Statements

1.   Basis of Presentation and Summary of Significant Accounting Policies

     Description of Business--Investors Title Company's (the "Company") two primary business segments are title insurance and exchange services. The Company's title insurance segment, through its two subsidiaries, Investors Title Insurance Company ("ITIC") and Northeast Investors Title Insurance Company ("NE-ITIC"), is licensed to insure titles to residential, institutional, commercial and industrial properties. The Company issues title insurance policies through approved attorneys from underwriting offices in North Carolina and South Carolina, and primarily through independent issuing agents in the District of Columbia, Alabama, Arkansas, Florida, Georgia, Illinois, Indiana, Kentucky, Louisiana, Maryland, Michigan, Minnesota, Mississippi, Missouri, Nebraska, New Jersey, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Tennessee, Virginia, West Virginia and Wisconsin. The majority of the Company's business is concentrated in Michigan, New York, North Carolina, Pennsylvania, South Carolina, Tennessee and Virginia. Investors Title Exchange Corporation ("ITEC") acts as an intermediary in tax-free exchanges of property held for productive use in a trade or business or for investments, while Investors Title Accommodation Corporation ("ITAC") serves as an exchange accommodation titleholder, offering a vehicle for accomplishing a reverse exchange when a taxpayer must acquire replacement property before selling the relinquished property. Both ITEC and ITAC derive their income from fees for handling exchange transactions.

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

Reserves for Claims

     The total reserve for all reported and unreported losses the Company incurred through December 31, 2003, is represented by the reserve for claims. The Company's reserves for unpaid losses and loss adjustment expenses are established using estimated amounts required to settle claims for which notice has been received (reported) and the amount estimated to be required to satisfy incurred claims of policyholders which may be reported in the future. Despite the variability of such estimates, management believes that the reserves are adequate to cover claim losses which might result from pending and future claims. The Company continually reviews and adjusts its reserve estimates to reflect its loss experience and any new information that becomes available. Adjustments resulting from such reviews may be significant.

     Claims and losses paid are charged to the reserves for claims. Although claims losses are typically paid in cash, occasionally claims are settled by purchasing the interest of the insured or the claimant in the real property. When this event occurs, the acquiring company carries assets at the lower of cost or estimated realizable value, net of any indebtedness on the property.

Deferred Income Taxes

     The Company provides for deferred income taxes (benefits) on temporary differences between the financial statements' carrying values and the tax bases of assets and liabilities using currently enacted tax rates.

Premiums Written and Commissions to Agents

     Premiums are recorded and policies or commitments are issued upon receipt of final certificates or preliminary reports with respect to titles. Title insurance commissions earned by the Company's agents are recognized as expense concurrently with premium recognition.

Stock Options Disclosure

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

     Had compensation cost for the Plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                                      2003               2002              2001
------------------------------------------------------------------------------------------------------------------------------------
Net income:
  As reported                                                                   $   10,965,014      $   8,108,842      $   6,008,998
  Deduct - Total stock-based compensation expense
           under fair value method for all awards, net of tax                          145,367            125,541            127,242
                                                                                --------------      -------------      -------------
 Pro forma                                                                      $   10,819,647      $   7,983,301      $   5,881,756
                                                                                ==============      =============      =============
Basic earnings per common share:
  As reported                                                                   $         4.38      $        3.22      $        2.35
  Pro forma                                                                               4.32               3.17               2.30
Diluted earnings per common share:
  As reported                                                                   $         4.18      $        3.12      $        2.31
  Pro forma                                                                               4.12               3.07               2.26

     The estimated weighted average grant-date fair value of options granted for the years ended December 31 are as follows:

                                                                                   2003         2002         2001
-----------------------------------------------------------------------------------------------------------------------
Exercise price equal to market price on date of grant:
  Weighted average exercise price                                                 $23.39       $19.40      $14.91
  Weighted average grant-date fair value                                           10.78         8.83        7.19

     There are no stock options granted where the exercise price is different than the market price on the date of grant.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2003, 2002 and 2001, respectively: dividend yield of .4%, .6% and .8%; expected volatility of 31%, 32% and 33%; risk-free interest rates of approximately 4.3%, 3.9% and 5%; and expected lives of 10 years.

Comprehensive Income

     The Company's other comprehensive income is solely comprised of its unrealized holding gains on available-for-sale securities.

Escrows and Trust Deposits

     As a service to its customers, the Company, through ITIC, administers escrow and trust deposits representing earnest money received under real estate contracts, undisbursed amounts received for settlement of mortgage loans and indemnities against specific title risks. In administering tax-free exchanges, ITEC serves as a qualified intermediary for exchanges, holding the net sales proceeds from relinquished property to be used for purchase of replacement property. ITAC serves as exchange accommodation titleholder and, through LLCs that are wholly owned subsidiaries of ITAC, holds property for exchangers in reverse exchange transactions. Cash and other assets held by the Company for these purposes were approximately $105,862,000 and $63,642,000 as of December 31, 2003 and 2002, respectively. These amounts are not considered assets of the Company and, therefore, are excluded from the accompanying consolidated balance sheets.

Recent and Pending Accounting Standards

      Financial Accounting Standards Board ("FASB") Interpretation No. 45, Guarantor's Accounting and Disclosures Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others became effective on December 31, 2002. This Interpretation addresses the disclosure requirements for guarantees and indemnification agreements entered into by the entity. The implementation of this pronouncement did not have any effect on the Company's financial statements. The Company has not entered into any recordable guarantees since December 31, 2002.

     In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"). FIN 46 amended Accounting Research Bulletin 51, Consolidated Financial Statements, and established standards for determining circumstances under which a variable interest entity ("VIE") should be consolidated by its primary beneficiary. FIN 46 also requires disclosures about VIEs that the Company is not required to consolidate but in which it has a significant variable interest. In December 2003, the FASB issued FIN 46-R, which not only included amendments to FIN 46, but also required application of the interpretation to all affected entities no later than March 31, 2004 for calendar-year reporting companies. Prior to FIN 46-R, however, companies were required to apply the interpretation to special-purpose entities by December 31, 2003. The adoption of FIN 46-R as it relates to special-purpose entities did not have any effect on the Company's results of operations, financial position or liquidity, and the Company does not expect a material impact upon its full adoption of the interpretation as of March 31, 2004.

     In April 2003, the FASB issued Statement of Financial Standards ("SFAS") No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement amends and clarifies financial accounting and reporting for derivative instruments and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 149 clarifies the conditions which a contract with an initial net investment meets the characteristics of a derivative; clarifies when a derivative contains a financial component; amends the definition of "an underlying" to conform it to language used in FIN 45, Guarantor's Accounting and Disclosures Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others; and amends certain other existing pronouncements. This Statement is effective for contracts entered into or modified by the Company after June 30, 2003. All provisions of this Statement will be applied prospectively. The application of this Statement did not have a material effect on the Company's results of operations or financial position.

     In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. Many of these instruments were previously classified as equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability, or as an asset in some circumstances. This Statement applies to three types of freestanding financial instruments, other than outstanding shares. One type is mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or assets; a second type includes put options and forward purchase contracts that require or may require the issuer to buy back some of its shares in exchange for cash or other assets; the third type is obligations that can be settled with shares, the monetary value of which is fixed, ties solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers' shares. SFAS No. 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

Use of Estimates and Assumptions

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification

     Certain 2002 and 2001 amounts have been reclassified to conform to 2003 classifications.

2.   Statutory Restrictions on Consolidated Stockholders' Equity and Investments

     The Company has designated approximately $30,223,000 and $25,467,000 of retained earnings as of December 31, 2003 and 2002, respectively, as appropriated to reflect the required statutory premium reserve. See Note 8 for the tax treatment of the statutory premium reserve.

     As of December 31, 2003 and 2002, approximately $53,477,000 and $46,730,000, respectively, of consolidated stockholders' equity represents net assets of the Company's subsidiaries that cannot be transferred in the form of dividends, loans or advances to the parent company under statutory regulations without prior insurance department approval.

     Bonds and certificates of deposit totaling approximately $3,235,000 and $3,420,000 at December 31, 2003 and 2002, respectively, are deposited with the insurance departments of the states in which business is conducted. These investments are restricted as to withdrawal as required by law.

3.   Investments in Securities

     The aggregate fair value, gross unrealized holding gains, gross unrealized holding losses, and amortized cost for securities by major security type at December 31 are as follows:

                                                                                 Gross           Gross           Estimated
                                                             Amortized         Unrealized      Unrealized           Fair
                                                               Cost              Gains           Losses            Value
------------------------------------------------------------------------------------------------------------------------------
 December 31, 2003
 Fixed maturities--
   Held-to-maturity, at amortized cost:
     Certificates of deposit                                 $ 1,044,677       $       --       $     --       $ 1,044,677
     Obligations of states and political subdivisions          2,481,353          165,850            334         2,646,869
------------------------------------------------------------------------------------------------------------------------------

     Total                                                   $ 3,526,030       $  165,850       $    334       $ 3,691,546
==============================================================================================================================

 Fixed maturities--
   Available-for-sale, at fair value:
     Obligations of states and political subdivisions        $29,465,352       $1,905,912       $ 10,571       $31,360,693
     Corporate debt securities                                18,664,553        1,037,174             --        19,701,727
     Other                                                     9,741,387               --             --         9,741,387
------------------------------------------------------------------------------------------------------------------------------

     Total                                                   $57,871,292       $2,943,086       $ 10,571       $60,803,807
==============================================================================================================================

 Equity securities, at fair value--
   Common stocks and nonredeemable preferred stocks          $11,289,005       $2,268,786       $  1,006        13,556,785

   Redeemable preferred stocks                                 1,000,000               --             --         1,000,000
------------------------------------------------------------------------------------------------------------------------------

    Total                                                    $12,289,005       $2,268,786       $  1,006       $14,556,785
==============================================================================================================================

December 31, 2002
Fixed maturities--
  Held-to-maturity, at amortized cost:
    Certificates of deposit                                  $ 1,035,924       $       --       $     --       $ 1,035,924
    Obligations of states and political subdivisions           3,359,157          184,417          2,429         3,541,145
------------------------------------------------------------------------------------------------------------------------------

    Total                                                    $ 4,395,081       $  184,417       $  2,429       $ 4,577,069
==============================================================================================================================

Fixed maturities--
  Available-for-sale, at fair value:
    Obligations of states and political subdivisions         $25,895,959       $1,879,795       $     --       $27,775,754
    Corporate debt securities                                 13,975,517        1,258,136             --        15,233,653
    Other                                                      9,482,241               --             --         9,482,241
------------------------------------------------------------------------------------------------------------------------------

    Total                                                    $49,353,717       $3,137,931       $     --       $52,491,648
==============================================================================================================================

Equity securities, at fair value--
  Common stocks and nonredeemable preferred stocks           $ 5,393,289       $1,665,624       $173,985       $ 6,884,928

  Redeemable preferred stocks                                  1,000,000               --             --         1,000,000
------------------------------------------------------------------------------------------------------------------------------

    Total                                                    $ 6,393,289       $1,665,624       $173,985       $ 7,884,928
==============================================================================================================================

     The scheduled maturities of fixed maturity securities at December 31, 2003 are as follows:

                                                           Available-for-Sale                    Held-to-Maturity
------------------------------------------------------------------------------------------------------------------------
                                                    Amortized              Fair              Amortized            Fair
                                                       Cost               Value                 Cost             Value
------------------------------------------------------------------------------------------------------------------------
Due in one year or less                            $20,504,419         $20,601,743         $  854,677         $  854,677
Due after one year through five years               10,246,264          10,996,425            380,641            385,582
Due after five years through ten years              16,637,393          18,229,858            569,049            619,545
Due after ten years                                 10,483,216          10,975,781          1,721,663          1,831,742
------------------------------------------------------------------------------------------------------------------------

  Total                                            $57,871,292         $60,803,807         $3,526,030         $3,691,546
========================================================================================================================


     Earnings on investments and net realized gains for the years ended December 31 are as follows:

                                                              2003                  2002                 2001
---------------------------------------------------------------------------------------------------------------
Fixed maturities                                           $2,300,172           $2,397,307           $2,235,401
Equity securities                                             223,379              225,913              160,493
Invested cash and other short-term investments                158,775              166,298              293,729
Miscellaneous interest                                          9,361               17,290               50,657
Net realized gain                                             258,718              279,301               11,773
---------------------------------------------------------------------------------------------------------------

  Investment income                                        $2,950,405           $3,086,109           $2,752,053
===============================================================================================================

     Gross realized gains and losses on sales of available-for-sale securities for the years ended December 31 are summarized as follows:

                                                                2003                  2002               2001
---------------------------------------------------------------------------------------------------------------
Gross realized gains:
  Obligations of states and political subdivisions           $ 117,600            $   5,909            $    323
  Debt securities of domestic corporations                          --                6,820                  --
  Common stocks and nonredeemable preferred stocks             253,753              405,449              79,766
---------------------------------------------------------------------------------------------------------------

    Total                                                      371,353              418,178              80,089
---------------------------------------------------------------------------------------------------------------

Gross realized losses:
  Obligations of states and political subdivisions              (2,464)              (7,672)               (155)
  Common stocks and nonredeemable preferred stocks            (110,171)            (131,205)            (68,161)
---------------------------------------------------------------------------------------------------------------

    Total                                                     (112,635)            (138,877)            (68,316)
---------------------------------------------------------------------------------------------------------------

  Net realized gain                                          $ 258,718            $ 279,301            $ 11,773
===============================================================================================================


4.   Property and Equipment

     Property and equipment and estimated useful lives at December 31 are summarized as follows:

                                                                 2003                2002
---------------------------------------------------------------------------------------------
Land                                                         $ 1,107,582          $ 1,107,582
Title plant                                                      200,000              200,000
Office buildings and improvements (25 years)                   1,730,592            1,625,544
Furniture, fixtures and equipment (3 to 10 years)              5,657,659            5,205,145
Automobiles (3 years)                                            516,906              399,169
---------------------------------------------------------------------------------------------

    Total                                                      9,212,739            8,537,440
Less accumulated depreciation                                 (5,113,496)          (4,427,555)
---------------------------------------------------------------------------------------------

Property and equipment, net                                  $ 4,099,243          $ 4,109,885
=============================================================================================

5.   Reinsurance

     The Company assumes and cedes reinsurance with other insurance companies in the normal course of business. Premiums assumed and ceded were approximately $6,000 and $438,000, respectively, for 2003, $21,000 and $348,000, respectively, for 2002, and $21,000 and $340,000, respectively, for 2001. Ceded reinsurance is comprised of excess of loss treaties, which protects against losses over certain amounts. The Company remains liable to the insured for claims under ceded insurance policies in the event that the assuming insurance companies are unable to meet their obligations under these contracts.

6. Reserves for Claims

     Changes in the reserves for claims for the years ended December 31 are summarized as follows based on the year in which the policies were written:


                                                            2003                2002                   2001
-----------------------------------------------------------------------------------------------------------------
Balance, beginning of year                             $ 25,630,000         $ 21,460,000          $ 17,944,665
Provision related to:
   Current year                                          12,995,785            9,714,121             7,056,008
   Prior years                                           (3,703,046)          (2,842,299)             (269,745)

-----------------------------------------------------------------------------------------------------------------
      Total provision charged to operations               9,292,739            6,871,822             6,786,263
-----------------------------------------------------------------------------------------------------------------

Claims paid, net of recoveries, related to:
   Current year                                            (680,357)            (395,688)             (241,263)
   Prior years                                           (4,211,382)          (2,306,134)           (3,029,665)
-----------------------------------------------------------------------------------------------------------------

      Total claims paid, net of recoveries               (4,891,739)          (2,701,822)           (3,270,928)
-----------------------------------------------------------------------------------------------------------------

      Balance, end of year                             $ 30,031,000         $ 25,630,000          $ 21,460,000
=================================================================================================================

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

     A summary of the status of the Company's plans as of December 31 and changes during the years ended on those dates is presented below:

                                                   2003                            2002                          2001
----------------------------------------------------------------------------------------------------------------------------------
                                                              Weighted                     Weighted                     Weighted
                                                               Average                      Average                      Average
                                                              Exercise                     Exercise                     Exercise
                                             Shares            Price        Shares          Price        Shares          Price
----------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year             298,741        $   15.68     291,835        $    15.08     279,080        $   15.05
Granted                                       22,500            23.39      28,650             19.40      31,300            14.91
Exercised                                    (27,150)           15.27     (15,604)            11.49      (3,150)           10.53
Terminated                                   (29,200)           18.28      (6,140)            15.04     (15,395)           15.27
----------------------------------------------------------------------------------------------------------------------------------

Outstanding at end of year                   264,891        $   16.09     298,741        $    15.68     291,835        $   15.08
                                             =======                      =======                       =======

Options exercisable at year-end              157,851        $   15.18     145,156        $    15.22     126,145        $   14.81
                                             =======                      =======                       =======

     The following table summarizes information about fixed stock options outstanding at December 31, 2003:

                                              Options Outstanding at Year-End       Options Exercisable at Year-End
                                       ------------------------------------------   --------------------------------
                                                         Weighted
                                                          Average        Weighted                      Weighted
                                                         Remaining        Average                      Average
                                          Number        Contractual      Exercise          Number      Exercise
Range of Exercise Prices               Outstanding         Life            Price        Exercisable     Price
--------------------------------------------------------------------------------------------------------------------
$10.00 - $12.00                            64,865             4          $11.15           34,625       $11.06
 13.06 -  15.58                           120,400             2           13.32           92,640        13.14
 16.25 -  19.35                            12,340             8           18.23            2,590        18.13
 20.00 -  22.75                            27,446             8           21.17            6,966        21.01
 25.28 -  31.27                            39,840             5           28.35           21,030        28.61
--------------------------------------------------------------------------------------------------------------------

$10.00-$31.27                             264,891             4          $16.09          157,851       $15.18
                                         ========                                       ========

     The employee stock options are considered outstanding for the diluted earnings per common share calculation. The total increase in the weighted average shares outstanding related to these equivalent shares was 120,814, 80,651 and 45,510 for 2003, 2002 and 2001, respectively.

     Options to purchase 29,600, 69,386 and 57,626 shares of common stock were outstanding during 2003, 2002 and 2001, respectively, but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares.


8.   Income Taxes

     The components of income tax expense for the years ended December 31 are summarized as follows:

                                                   2003               2002              2001
-------------------------------------------------------------------------------------------------
Current:
  Federal                                      $ 5,900,000        $ 4,425,000         $ 2,993,500
  State                                             92,000             41,000              61,500
-------------------------------------------------------------------------------------------------

    Total                                        5,992,000          4,466,000           3,055,000
Deferred expense (benefit)                        (786,000)          (906,000)           (325,000)
-------------------------------------------------------------------------------------------------

    Total                                      $ 5,206,000         $3,560,000         $ 2,730,000
=================================================================================================

     For state income tax purposes, ITIC and NE-ITIC generally pay only a gross premium tax.

     At December 31, the approximate effect on each component of deferred income taxes and liabilities is summarized as follows:

                                                                                  2003                   2002
--------------------------------------------------------------------------------------------------------------------
Deferred income tax assets:
  Recorded reserves for claims net of statutory premium reserves               $1,795,692            $1,622,992
  Accrued benefits reserves                                                       577,368               374,255
  Reinsurance and commissions payable                                             111,767                64,497
  Bad debt reserve                                                                841,160               612,000
  Other                                                                           212,904                 6,994
--------------------------------------------------------------------------------------------------------------------

    Total                                                                       3,538,891             2,680,738
--------------------------------------------------------------------------------------------------------------------

Deferred income tax liabilities:
  Net unrealized gain on investments                                            1,768,477             1,574,431
  Excess of tax over book depreciation                                            237,974               152,739
  Discount accretion on tax-exempt obligations                                     27,768                33,849
  Other                                                                            19,455                26,456
--------------------------------------------------------------------------------------------------------------------

    Total                                                                       2,053,674             1,787,475
--------------------------------------------------------------------------------------------------------------------

Net deferred income tax assets                                                 $1,485,217            $  893,263
====================================================================================================================

     A reconciliation of income tax as computed for the years ended December 31 at the U.S. federal statutory income tax rate (34%) to income tax expense follows:

                                                                         2003           2002              2001
----------------------------------------------------------------------------------------------------------------
Anticipated income tax expense                                      $ 5,498,145     $ 3,967,406      $ 2,971,259
Increase (reduction) related to:
  State income taxes, net of the federal income tax benefit              55,625          25,740           47,413
  Tax exempt interest income (net of amortization)                     (441,763)       (461,300)        (466,408)
  Other, net                                                             93,993          28,154          177,736
----------------------------------------------------------------------------------------------------------------

Provision for income taxes                                          $ 5,206,000     $ 3,560,000      $ 2,730,000
================================================================================================================

9. Leases

     The Company leases certain office facilities and equipment under operating leases. Rent expense totaled approximately $635,000, $643,000 and $575,000 in 2003, 2002 and 2001, respectively. The future minimum lease payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2003 are summarized as follows:

Year End:
2004                                                    $428,904
2005                                                     243,128
2006                                                      28,800
2007                                                         800
----------------------------------------------------------------

Total                                                   $701,632
================================================================


10.  Retirement and Other Postretirement Benefit Plans

     After three years of service, employees are eligible to participate in a Simplified Employee Pension Plan. Contributions, which are made at the discretion of the Company, are based on the employee's salary, but in no case will such contribution exceed $40,000 annually per employee. All contributions are deposited in Individual Retirement Accounts for participants. Contributions under the plan were approximately $533,000, $475,000 and $416,000 for 2003, 2002 and 2001, respectively.

     On November 17, 2003, Investors Title Insurance Company entered into employment agreements with key executives that provide for the continuation of certain employee benefits upon retirement. The executive employee benefits include health insurance, dental insurance, vision insurance and life insurance. The plan is unfunded. The following sets forth the Executive Benefits Plan funded status and amounts recognized on the balance sheet at December 31, 2003:

          Executive Benefits Plan                                                       2003
          Change in benefit obligation:
            Benefit obligation at beginning of year                                   $       --
            Service cost                                                                 (55,000)
            Interest cost                                                                     --
            Actuarial loss                                                                    --
            Benefits and expenses paid                                                        --
                                                                                      ----------
          Benefit obligation at end of year                                           $  (55,000)
                                                                                      ==========

          Amounts recognized in the consolidated balance sheet consist of:
            Accrued benefit liability                                                 $  (55,000)
            Accumulated other comprehensive income                                            --
                                                                                      ----------
          Net amounts recognized                                                      $  (55,000)
                                                                                      ==========

          Weighted average assumptions as of December 31
            Discount rate                                                                     6%
            Expected return on plan assets                                                   N/A
            Expected medical cost increase                                                 5-10%

     Net periodic pension cost for the Executive Retirement Plan for the year ended December 31, 2003 includes the following:

                                                                        2003
          Service cost                                               $55,000
          Interest cost                                                    -
          Amortization of prior service cost                               -
          Amortization of unrecognized gains or losses                     -
                                                                  -----------
          Net periodic pension cost                                  $55,000
                                                                  ===========

11.  Commitments and Contingencies

     The Company and its subsidiaries are involved in various routine legal proceedings that are incidental to their business. In the Company's opinion, based on the present status of these proceedings, any potential liability of the Company or its subsidiaries with respect to these legal proceedings, will not, in the aggregate, be material to the Company's consolidated financial condition or operations.

     In November 2003, Investors Title Insurance Company ("ITIC"), a wholly owned subsidiary of the Company, entered into employment agreements with the Chief Executive Officer, Chief Financial Officer and the Chief Operating Officer of ITIC. These individuals also serve as the Chief Executive Officer, President and Executive Vice President, respectively, of the Company. The agreements provide compensation and life, health, dental and vision benefits upon the occurrence of specific events, including death, disability, retirement, termination without cause or change in control. The agreements provide for annual salaries to be fixed by the Board of Directors of ITIC and, among other benefits, within ten days after June 30, 2004, ITIC shall make a quarterly contribution pursuant to a supplemental executive retirement plan on behalf of each executive equal to 22% of the base salary and bonus paid to each during such quarter. The agreements also prohibit each of these executives from competing with ITIC and its parent, subsidiaries and affiliates in the State of North Carolina while employed by ITIC and for a period of four years following termination of their employment. The amount accrued for these plans at December 31, 2003 was $452,000, which includes post retirement compensation and health benefits, and was calculated based on the terms of the contract.

12.  Statutory Accounting

     The consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America which differ in some respects from statutory accounting practices prescribed or permitted in the preparation of financial statements for submission to insurance regulatory authorities.

     Stockholders' equity on a statutory basis was $55,139,781 and $44,597,876 as of December 31, 2003 and 2002, respectively. Net income on a statutory basis was $10,344,810, $8,466,841 and $5,348,071 for the twelve months ended December 31, 2003, 2002 and 2001, respectively. The Company's subsidiaries complied with all applicable state insurance department requirements on December 31, 2003.

13.  Segment Information

     Consistent with SFAS No. 131, the Company has aggregated its operating segments into two reportable segments: 1) title insurance services; and 2) tax-free exchange services.

     The title insurance segment primarily issues title insurance policies through approved attorneys from underwriting offices and through independent issuing agents. Title insurance policies insure titles to residential, institutional, commercial and industrial properties.

     The tax-free exchange segment acts as an intermediary in tax-free exchanges of property held for productive use in a trade or business or for investments and serves as exchange accommodation titleholder, holding property for exchangers in reverse exchange transactions. Revenues are derived from fees for handling exchange transactions.

     Provided below is selected financial information about the Company's operations by segment for the three years ended December 31, 2003, 2002 and 2001:

                                                                Income             Provision
                                         Operating              Before                for
                                         Revenues            Income Taxes          Income Taxes            Assets
---------------------------------------------------------------------------------------------------------------------
 2003
 Title insurance                        $85,505,899           $15,107,860           $4,787,000           $ 90,854,755
 Exchange services                        1,245,234               752,933              290,000                626,771
 All other                                1,128,333               310,221              129,000              8,990,285
---------------------------------------------------------------------------------------------------------------------

   Consolidated total                   $87,879,466           $16,171,014           $5,206,000           $100,471,811
=====================================================================================================================

2002
Title insurance                         $68,144,235           $11,035,961           $3,329,000           $ 76,067,241
Exchange services                           947,426               512,154              195,000                386,419
All other                                   674,570               120,727               36,000              8,183,486
---------------------------------------------------------------------------------------------------------------------

  Consolidated total                    $69,766,231           $11,668,842           $3,560,000           $ 84,637,146
=====================================================================================================================

2001
Title insurance                         $59,135,041           $ 7,779,494           $2,350,000           $ 64,733,989
Exchange services                         1,018,353               600,787              230,000                367,844
All other                                   886,998               358,717              150,000              5,117,867
---------------------------------------------------------------------------------------------------------------------

  Consolidated total                    $61,040,392           $ 8,738,998           $2,730,000           $ 70,219,700
=====================================================================================================================

14. Stockholders' Equity

     On November 12, 2002, the Company's Board of Directors amended the Company's Articles of Incorporation, creating a series of Class A Junior Participating Preferred Stock (the "Class A Preferred Stock"). There are 1,000,000 shares of Preferred Stock authorized and 100,000 of these shares have been designated Series A Junior Participating Preferred Stock. The Class A Junior Participating Preferred Stock is senior to common stock in dividends or distributions of assets upon liquidations, dissolutions or winding up of the Company. Dividends on the Class A Preferred Stock are cumulative and accrue from the quarterly dividend payment date. Each share of Class A Preferred Stock entitles the holder thereof to 100 votes on all matters submitted to a vote of shareholders of the Company. These shares were reserved for issuance under the Shareholder Rights Plan (the "Plan"), which was adopted on November 21, 2002, by the Company's Board of Directors. Under the terms of the Plan, the Company's common stock acquired by a person or a group buying 15% or more of the Company's common stock would be diluted, except in transactions approved by the Board of Directors.

     In connection with the Plan, the Company's Board of Directors declared a dividend distribution of one right (a "Right") for each outstanding share of the Company's common stock paid on December 16, 2002, to shareholders of record at the close of business on December 2, 2002. Each Right entitles the registered holder to purchase from the Company a unit (a "Unit") consisting of one one-hundredth of a share of Class A Preferred Stock at a purchase price of $80 per Unit. Under the Plan, the Rights detach and become exercisable upon the earlier of (a) ten (10) days following public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of the Company's common stock, or (b) ten (10) business days following the commencement of, or first public announcement of the intent of a person or group to commence, a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding shares of the Company's common stock. The exercise price, the kind and the number of shares covered by each right are subject to adjustment upon the occurrence of certain events described in the Plan.

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

Report of Independent Auditors


Investors Title Company and Subsidiaries:

     We have audited the accompanying consolidated balance sheets of Investors Title Company and its subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP
Raleigh, North Carolina
March 25, 2004