Form 10-K, Exhibit 13
period 2004-12-31
INVESTORS TITLE CO
filed 2005-03-16
CIK 720858

Exhibit 13

Common Stock Data

The Common Stock of the Company is traded under the symbol “ITIC” in the over-the-counter market and is quoted on the National Market System of the National Association of Securities Dealers Automated Quotation System (“NASDAQ”). The number of record holders of common stock at December 31, 2004 was 549. The number of record holders is based upon the actual number of holders registered on the books of the Company at such date and does not include holders of shares in “street names” or persons, partnerships, associations, corporations or other entities identified in security position listings maintained by depository trust companies. The following table shows the high and low sales prices reported on the NASDAQ National Market System.

	2004		2003

	High	Low	High	Low
First Quarter	$35.30	$30.29	$24.19	$18.00
Second Quarter	$32.47	$25.10	$31.00	$20.50
Third Quarter	$32.10	$28.01	$31.50	$24.30
Fourth Quarter	$37.00	$29.40	$31.17	$29.55

The Company paid cash dividends of $.03 per share during the first quarter of 2004 and $.04 per share during each of the second, third and fourth quarters of 2004. The Company paid cash dividends of $.03 per share in each of the four quarters during 2003.

The Company’s current dividend policy anticipates the payment of quarterly dividends in the future. The declaration and payment of dividends will be in the discretion of the Board of Directors and will be dependent upon the Company’s future earnings, financial condition and capital requirements. The payment of dividends is subject to the restrictions described in Management’s Discussion and Analysis of Financial Condition and Results of Operations, “Liquidity and Capital Resources.”

Market Makers for 2004
The Archipelago Exchange	Ferris Baker Watts Inc.	Knight Equity Markets, LP
Boston Stock Exchange	GVR Company LLC	National Stock Exchange
Conifer Securities LLC	Hill, Thompson, Magid and Co.	Schwab Capital Markets
Davenport & Company LLC

Financial Highlights
For the Year	2004	2003	2002	2001	2000

Net premiums written	$71,775,157	$83,927,312	$67,298,617	$58,800,545	$37,740,752
Revenues	79,841,176	90,829,871	72,852,340	63,792,445	42,279,768
Investment income	2,752,838	2,691,687	2,806,808	2,740,280	2,528,143
Net income	10,719,166	10,965,014	8,108,842	6,008,998	3,140,463
Per Share Data

Basic earnings per common share	$4.29	$4.38	$3.22	$2.35	$1.21
Weighted average shares outstanding—Basic	2,496,711	2,503,659	2,517,328	2,554,204	2,594,891
Diluted earnings per common share	$4.09	$4.18	$3.12	$2.31	$1.21
Weighted average shares outstanding—Diluted	2,620,916	2,624,473	2,597,979	2,599,714	2,601,283
Cash dividends per share	$.15	$.12	$.12	$.12	$.12

At Year End

Assets	$113,186,752	$100,471,811	$84,637,146	$70,219,700	$59,339,007
Investments in securities	93,260,545	79,842,183	65,336,439	53,471,697	45,229,576
Stockholders’ equity	72,507,271	63,188,746	52,668,184	44,271,768	39,189,649
Book value/share	29.22	25.24	20.93	17.59	15.27
Performance Ratios

Net income to:
Average stockholders’ equity	15.80%	18.93%	16.73%	14.40%	8.19%
Total revenues (profit margin)	13.43%	12.07%	11.13%	9.42%	7.43%

Investors Title Company and Subsidiaries

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements and the related notes in this report.

Overview

         Title Insurance:   Investors Title Company (the “Company”) engages primarily in two segments of business. Its dominant business activity is the issuance of title insurance through two subsidiaries, Investors Title Insurance Company (“ITIC”) and Northeast Investors Title Insurance Company (“NE-ITIC”), which accounted for 94.5% of the Company’s operating revenues in 2004. Through ITIC and NE-ITIC, the Company underwrites land title insurance for owners and mortgagees as a primary insurer and as a reinsurer for other title insurance companies. Title insurance protects against loss or damage resulting from defects that affect the title to real property. The commitment and policies issued are predominantly the standard American Land Title Association approved forms.

         There are two basic types of title insurance policies - one for the mortgage lender and one for the real estate owner. A lender often requires property owners to purchase title insurance to protect its position as a holder of a mortgage loan, but the lender’s title insurance policy does not protect the property owner. The property owner has to purchase a separate owner’s title insurance policy to protect his investment. When real property is conveyed from one party to another, occasionally there is a hidden defect in the title or a mistake in a prior deed, will or mortgage that may give a third party a legal claim against such property. If a claim is made against real property, title insurance provides a corporate guarantee against insured defects, pays all legal expenses to eliminate any title defects, pays any claims arising from errors in title examination and recording, and pays any losses arising from hidden defects in title and defects that are not of record. Title insurance provides an assurance that the insurance holder’s ownership and use of such property will be defended promptly against claims, at no cost, whether or not the claim is valid.

         ITIC delivers title insurance coverage through a home office, branch offices, and issuing agents. In North Carolina, ITIC issues policies primarily through a home office and 27 branch offices. The Company also has a branch office in South Carolina and Michigan. Issuing agents are typically real estate attorneys or subsidiaries of community and regional mortgage lending institutions, depending on local customs and regulations and the Company’s marketing strategy in a particular territory. The ability to attract and retain issuing agents is a key determinant of the Company’s growth in premiums written.

         The Company’s overall level of premiums written is affected by a number of factors, including the level of interest rates, the availability of mortgage funds, the level of real estate transactions and mortgage refinance activity, the cost of real estate, employment levels, family income levels and general economic conditions. Generally, real estate activity declines as a result of higher interest rates or an economic downturn, thus leading to a corresponding decline in title insurance premiums written and profitability of the Company. The cyclical nature of the land title insurance industry has historically caused fluctuations in revenues and profitability and it is expected to continue to do so in the future. Revenues for this segment result from refinance activity, purchases of new and existing residential and commercial real estate and certain other types of mortgage lending such as home equity lines of credit.

         Volume is a key factor in the Company’s profitability due to the existence of significant fixed costs such as personnel and occupancy expenses associated with the support of the issuance of title insurance policies and of general corporate operations. These expenses will be incurred by the Company regardless of the level of premiums written. The resulting operating leverage has historically tended to amplify the impact of changes in volume on the Company’s profitability.

         Exchange Services:  The Company’s second segment provides customer services in connection with tax-deferred real property exchanges through its subsidiaries, Investors Title Exchange Corporation (“ITEC”) and Investors Title Accommodation Corporation (“ITAC”). ITEC serves as a qualified intermediary in §1031 like-kind exchanges of real or personal property. In its role as qualified intermediary, ITEC coordinates the exchange aspects of the real estate transaction with the closing agents. ITEC’s duties include drafting standard exchange documents, holding the exchange funds between the sale of the old property and the purchase of the new property, and accepting the formal identification of the replacement property within the required identification period. ITAC serves as exchange accommodation titleholder in reverse exchanges. As exchange accommodation titleholder, ITAC offers a vehicle for accommodating a reverse exchange when the taxpayer must acquire replacement property before selling the relinquished property.

         Factors that influence the title insurance industry will also generally affect the exchange services industry. In addition, the services provided by our exchange services are pursuant to provisions in the Internal Revenue Code. From time to time, these exchange provisions are subject to review and proposed changes. Any future change in the code could materially impact the exchange segment, including possibly eliminating the need for the services these subsidiaries offer.

         New Services:  In 2003, the Company formed two new subsidiaries, Investors Title Commercial Agency, LLC (“ITCA”) and Investors Capital Management Company (“ICMC”), to supplement its traditional lines of business. ITCA  primarily underwrites large commercial title insurance policies, thus providing the Company with another vehicle for expanding its presence in the title insurance industry. In conjunction with Investors Trust Company, which was chartered on February 17, 2004, ICMC provides investment management and trust services to individuals, companies, banks and trusts.

         Operating Results:  As noted above, the title insurance business is closely related to the overall level of real estate activity, and title insurance volumes generally fluctuate based on the effect changes in interest rates have on the level of real estate activity. In the first quarter of 2004, operating results continued to be driven by a relatively low interest rate environment. In the second quarter of 2004, average mortgage interest rates increased, causing a reduction in the demand for mortgage refinancing. In the third quarter of 2004, the decline in premiums written can be primarily attributed to the decreases in mortgage refinance transactions. In the fourth quarter, premiums written continued to be impacted by the decrease in national mortgage refinance volume from levels set in 2003. According to data published by Freddie Mac, the annual average thirty-year fixed mortgage interest rates in the United States were reported to be 5.84%, 5.83% and 6.54% in 2004, 2003 and 2002, respectively.

         During 2004, the quarterly average thirty-year fixed mortgage interest rates were 5.60%, 6.13%, 5.89% and 5.73% for the first, second, third and fourth quarters, respectively. Total refinancing volume in the United States for 2004 was approximately $1.26 trillion, which was $1.27 trillion less than the preceding year according to the Mortgage Bankers Association of America.

         In recent years, the Company and the title insurance industry have experienced significant increases in premiums written related to increases in mortgage refinancing. This refinancing activity has been driven by declining interest rates. To the extent interest rates stay the same or increase going forward, mortgage refinancing is generally expected to decline from current levels. Operating results for the years ended 2003 and 2004, therefore, should not be viewed as indicative of the Company’s future operating results. The Company continues to monitor and strives to manage operating expenses such as salaries, employee benefits and other operational expenses with knowledge of the potential for further declines in title insurance revenues if interest rates continue to rise or the economy slows.

Credit Rating

         ITIC has been recognized by two independent Fannie Mae-approved actuarial firms, Demotech, Inc. and LACE Financial Corporation, with rating categories of “A Double Prime” and “A.” NE-ITIC’s financial stability also has been recognized by Demotech, Inc. and LACE Financial Corporation with rating categories of “A Prime” and “A+.” According to Demotech, title insurance underwriters earning a financial stability rating of A’’ (A Double Prime) or A’ (A Prime) possess unsurpassed financial stability related to maintaining positive surplus as regards policyholders, regardless of the severity of a general economic downturn or deterioration in the title insurance cycle. A LACE rating of “A+” or “A” indicates that a title insurance company has a strong overall financial condition that will allow it to meet its future claims and that, generally, the company has good operating earnings, is well capitalized and has adequate reserves. Since ITIC’s and NE-ITIC’s ratings are either at the highest rank or next-to-highest rank, any increase in such ratings would have a negligible impact on the business or finances of the Company. A significant decline in these ratings may, among other things, lead to a decrease in the Company’s stock price, the loss of certain licenses ITIC and NE-ITIC need to operate as title insurance companies in various states and the Company’s ability to maintain strong relationships with its customers and agents.

Results of Operations
Operating Revenues

         Operating revenues include premiums written and reinsurance assumed, net of reinsurance ceded (net premiums written) plus fee income as well as gains and losses on the disposal of fixed assets. Investment income and realized gains/losses are not included in operating revenues for the purpose of this summary schedule. Following is a summary by segment of the Company’s operating revenues. Intersegment eliminations have been netted with each segment; therefore, the individual segment amounts will not agree to Note 13 in the accompanying Consolidated Financial Statements.

	2004		2003		2002

Title insurance	$72,750,874	94.5%	$85,505,899	97.3%	$68,144,235	97.7%
Exchange services	2,801,888	3.6%	1,245,234	1.4%	947,426	1.3%
All other	1,441,920	1.9%	1,128,333	1.3%	674,570	1.0%

	$76,994,682	100%	$87,879,466	100%	$69,766,231	100%

Title Insurance

         Net Premiums: Net premiums written decreased 14.5% in 2004 over 2003 and increased 24.7% in 2003 over 2002. During 2004, revenues were primarily impacted by the decline in premiums written due to lower levels of mortgage refinancing activity compared with the prior year, as a result of higher mortgage interest rates. This decrease reflects the decline in the volume of policies and commitments issued in 2004. The increase in premiums written in 2003 from 2002 was due to continued low mortgage interest rates throughout the year, which led to continued strength in the refinance market as well as expansion through agents into new markets and greater penetration in existing markets.

         Policies and Commitments:  The volume of business decreased in 2004, as 283,696 policies and commitments were issued in 2004, which is a decrease of 29% compared with 397,638 policies and commitments issued in 2003. The decrease in volume was primarily attributable to the decline in refinancing activity from 2003, as noted above. In 2003, the number of policies and commitments issued increased by 22% compared with 325,918 issued in 2002.

         Shown below is a schedule of net premiums written for 2004, 2003 and 2002 in all states where ITIC and NE-ITIC currently underwrite title insurance:

State	2004	2003	2002

Alabama	$1,361,437	$1,286,681	$654,345
Florida	1,190,399	392,602	1,745
Illinois	948,022	1,219,212	57,758
Kentucky	1,710,387	1,800,258	1,282,772
Maryland	1,494,686	1,707,678	1,428,140
Michigan	4,896,239	7,230,906	9,492,665
Minnesota	1,063,819	2,186,522	1,180,153
Mississippi	990,203	1,092,772	1,011,538
Nebraska	783,398	1,777,174	1,348,139
New York	3,495,587	5,605,642	3,911,191
North Carolina	32,446,835	31,102,294	24,112,712
Pennsylvania	2,634,407	5,838,436	4,462,864
South Carolina	6,464,495	7,512,259	5,638,718
Tennessee	2,954,957	3,686,677	3,239,109
Virginia	7,038,474	9,101,185	7,577,229
West Virginia	1,864,216	2,025,557	1,638,306
Other States	726,272	793,455	588,888

Direct Premiums	72,063,833	84,359,310	67,626,272
Reinsurance Assumed	5,963	6,231	20,740
Reinsurance Ceded	(294,639)	(438,229)	(348,395)

Net Premiums Written	$71,775,157	$83,927,312	$67,298,617

         As noted above, the overall decline in total premiums written was due primarily to lower mortgage refinancing activity compared with 2003. Premiums written in Minnesota, Nebraska, New York and Pennsylvania were also impacted by declining business in individual agencies in those states. Year to date premiums in North Carolina, the Company’s largest market, were positively impacted by approximately $6.87 million related to a rate increase filed on October 1, 2003 for insured closing services. The increase in Florida is due primarily to the increase in agent business.

         Branch Office Net Premiums:  Branch office net premiums written as a percentage of total net premiums written were 44%, 37% and 36% in 2004, 2003 and 2002, respectively. Net premiums written from branch operations increased 1.5% in 2004 compared with 2003 and increased 28.2% in 2003 compared with 2002. Of the Company’s 29 branch locations that underwrite title insurance policies, 27 are located in North Carolina and, as a result, branch net premiums written primarily represent North Carolina business. The increase in branch premiums relative to total premiums has increased primarily due to the rate increase filed in North Carolina, as noted above.

         Agency Net Premiums:  Agency net premiums written as a percentage of total net premiums written were 56%, 63% and 64% in 2004, 2003 and 2002, respectively. Net premiums written from agency operations decreased 23.9% in 2004 compared with 2003 and increased 22.7% in 2003 compared with 2002. The majority of the decrease in agency net premiums written in 2004 can be attributed to the general decline in business due to the slowdown in refinancing activity as a result of increased interest rates in 2004. For the year ended December 31, 2003, premiums written in Michigan declined due to a decrease in the number of Michigan issuing agents.

Exchange Services

         Operating revenues from the Company’s two subsidiaries that provide tax-deferred exchange services (ITEC and ITAC) increased 125% from 2003 to 2004 and increased 31.4% from 2002 to 2003. The increase in 2004 and 2003 compared with prior year periods was primarily due to increased interest income earned on deposits held by the Company, an increased demand for qualified intermediary services, as well as an increase in the average fee per transaction, and can also be attributed to more favorable economic conditions.

Seasonality

Title Insurance

         Title insurance premiums are closely related to the level of real estate activity and the average price of real estate sales. The availability of funds to finance purchases directly affects real estate sales. Other factors include mortgage interest rates, consumer confidence, economic conditions, supply and demand, and family income levels. Historically, the first quarter has the least real estate activity because fewer real estate transactions occur, while the remaining quarters are more active. Refinance activity is generally less seasonal, but it is subject to interest rate volatility. Fluctuations in mortgage interest rates, as well as other economic factors, can cause shifts in real estate activity outside of the normal seasonal pattern.

Exchange Services

         Seasonal factors affecting the level of real estate activity and the volume of title premiums written will also affect the demand for exchange services.

Investment Income

         The Company’s title insurance subsidiaries are required by statute to maintain minimum levels of investments in order to protect the interests of policyholders. In formulating its investment strategy, the Company has emphasized after-tax income. Investments in marketable securities have increased from funds retained in the Company. The investments are primarily in fixed maturity securities and, to a lesser extent, equity securities. The effective maturity of the majority of the fixed income investments is within 15 years.

         As new funds become available, they are invested in accordance with the Company’s investment policy and corporate goals. Securities purchased may include a combination of taxable fixed-income securities, tax exempt securities and equities. The Company strives to maintain a high quality investment portfolio.

         Investment income increased 2.3% from 2003 to 2004 and decreased 4.1% from 2002 to 2003. The increase in 2004 was primarily attributable to an increase in the average investment portfolio balance. The decrease in 2003 was primarily due to the decline in interest rates.

Expenses

         Following is a  summary by segment of the Company’s operating expenses. Intersegment eliminations have been netted with each segment therefore the individual segment amounts will not agree to Note 13 in the accompanying Consolidated Financial Statements.

	2004		2003		2002

Title insurance	$61,440,491	95.5%	$72,787,789	97.5%	$59,644,502	97.5%
Exchange services	640,183	1.0%	495,119.7%		441,386.7%
All other	2,258,336	3.5%	1,375,949	1.8%	1,097,610	1.8%

	$64,339,010	100%	$74,658,857	100%	$61,183,498	100%

         On a combined basis, profit margins were 13.4%, 12.1% and 11.1% in 2004, 2003 and 2002, respectively. Although total revenues decreased 12.1% in 2004, operating expenses decreased 13.8%, contributing to more favorable combined profit margins for 2004. The increase of 24.7% in net premiums written coupled with a smaller increase of only 22% in operating expenses contributed to the increase in profit margins for 2003. Due to the fixed nature of certain operating expenses and the increase in premium volume, profit margins improved in 2003.

Title Insurance

         Profit Margins:  The Company’s title insurance profit margins vary according to a number of factors, including the volume and type of real estate activity. Profit margins for the title insurance segment were 12.4%, 11.7% and 10.8% in 2004, 2003 and 2002, respectively. In 2004, the percentage decrease in operating expenses, particularly the decrease in commissions paid to agents, offset the percentage decrease in premiums written. In order to maintain and improve margins, the Company strives to identify opportunities to refine operating procedures and to implement processes designed to reduce expenses. The increase in premiums written contributed to the improvement in the profit margin for 2003.

         Commissions:  Commissions to agents decreased 25.5% from 2003 to 2004 primarily due to decreased premiums from agency operations in 2004 and increased 22.2% from 2002 to 2003 primarily due to increased premiums from agent sources. Commission expense as a percentage of net premiums written by agents was 72.5%, 74% and 74.3% for 2004, 2003 and 2002, respectively. Commission rates vary geographically and may be influenced by state regulations.

         Provisions for Claims:  The provision for claims as a percentage of net premiums written was 11.1% in 2004 and 2003 and 10.2% in 2002. Loss provision rates are subject to variability and are reviewed and adjusted as experience develops. Declining economic conditions and/or declines in transaction volumes have historically been factors in increased claim expenses due to increased mechanics liens, defalcations and other matters which may be discovered during property foreclosures. Title claims are typically reported within the first several years of policy issuance.  The provision reflects actual payments of claims, net of recovery amounts, plus adjustments to the specific and incurred but not reported claims reserves, the latter of which are actuarially determined based on historical claims experience. Payments of claims, net of recoveries, were $6,173,339, $4,891,739 and $2,701,822 in 2004, 2003 and 2002, respectively. The increase in 2004 was primarily attributable to the increase in premiums written in recent years. Claims payments increased in 2003 generally due to the increase in policies written. The lower amount of claims payments in 2002, when compared with 2004 and 2003, can be attributed to timing issues. Claim payments may trend higher in 2005 and beyond, given the high levels of premiums written in recent years.

         Reserves for Claims:  The Company has continued to strengthen its reserves for claims. At December 31, 2004, the total reserves for claims were $31,842,000. Of that total, $4,262,291 was reserved for specific claims, and $27,579,709 was reserved for claims for which the Company had no notice. Because of the uncertainty of future claims, changes in economic conditions, and the fact that many claims do not materialize for several years, reserve estimates are subject to variability. Management analyzes historical claims experience, mix of business, geographic considerations, industry averages, and current economic conditions in establishing loss provision rates. Claims reserves are reviewed as to their reasonableness by independent actuaries annually. The Company’s claims reserves are consistent with the independent actuary’s claims reserves. Actuarial projections are compared with recorded reserves and any necessary adjustments are included in current operations. There are no known claims that are expected to have a materially adverse effect on the Company’s financial position or operating results.

         Salaries and Employee Benefits:  On a consolidated basis, salaries and employee benefits as a percentage of net premiums written were 22.7%, 18.6% and 18.7 % in 2004, 2003 and 2002, respectively. The increase in these costs in 2004 was attributable to several factors, including certain employee benefits associated with key executive employment agreements entered into in late 2003, additional personnel costs related to staff hired by the newly formed Investors Trust Company and the regulated investment advisory and various staff additions. The title insurance segment’s total salaries and employee benefits accounted for 89%, 93% and 93.5% of total salaries for 2004, 2003 and 2002, respectively.

         In November 2003, ITIC, a wholly owned subsidiary of the Company, entered into employment agreements with the Chief Executive Officer, Chief Financial Officer and the Chief Operating Officer of ITIC. These individuals also serve as the Chief Executive Officer, President and Executive Vice President, respectively, of the Company. The agreements provide compensation and life, health, dental and vision benefits upon the occurrence of specific events, including death, disability, retirement, termination without cause or upon a change in control. The agreements also prohibit each of these executives from competing with ITIC and its parent, subsidiaries and affiliates in the State of North Carolina while employed by ITIC and for a period of two years following termination of their employment. In addition, during the second quarter of 2004, ITIC entered into nonqualified deferred compensation plan agreements with these executives. The amount accrued for these plans at December 31, 2004 and 2003 was $1,185,000 and $452,000, respectively, and was calculated based on the terms of the contract.

         Office Occupancy and Operations:  Overall office occupancy and operations as a percentage of net premiums was 7.5%, 6.1% and 7.1% in 2004, 2003 and 2002, respectively. The increase in office occupancy and operations expense was primarily due to an increase in depreciation expense, contract labor and office supplies. In addition, in September 2004, additional office space was leased. The decline in office occupancy and operations as a percentage of net premiums written during 2003 and 2002 was partially due to a decrease in depreciation expense of approximately $555,000 and $450,000, respectively, compared with 2001 due to utilizing certain EDP equipment beyond their depreciable lives. The title insurance segment’s total office occupancy and operations accounted for 91%, 93.7% and 92.9% in 2004, 2003 and 2002, respectively.

         Premium and Retaliatory Taxes: Title insurance companies are generally not subject to state income or franchise taxes. However, in most states they are subject to premium and retaliatory taxes. Premium and retaliatory taxes as a percentage of premiums written were 1.95%, 1.99% and 2.04% for the years ended December 31, 2004, 2003 and 2002, respectively.

         Professional fees: Professional fees for 2004 and 2003 increased primarily due to the costs associated with compliance with Section 404 of the Sarbanes-Oxley Act of 2002, along with an increase in various other professional and legal fees.

Exchange Services

         The exchange services segment’s total operating expenses as a percentage of the Company’s total expenses were 1.0%, .7%, and .7% for 2004, 2003 and 2002, respectively. The principal operating expenses of this segment are salaries, employee benefits and payroll taxes.

Income Taxes

         The provision for income taxes was 30.9%, 32.2% and 30.5% of income before income taxes for the years ended December 31, 2004, 2003 and 2002, respectively. The decrease in the effective rate for the year ended December 31, 2004 was primarily due to an increase in tax-exempt investment income and a reduction in the overall effective tax rate, due to a decrease in taxable income taxed at the highest marginal rate. The increase in the effective rate for the year ended December 31, 2003 was primarily due to an increase in taxable income, which placed the Company in a higher tax bracket, and a change in the ratio of tax-exempt investment income to taxable income. Information regarding the components of the income tax expense can be found in Note 8 to the accompanying Consolidated Financial Statements.

Net Income A summary by segment of the Company’s net income is as follows:

	2004		2003		2002

Title insurance	$9,332,205	87.1%	$10,320,860	94.1%	$7,706,961	95.0%
Exchange services	1,464,952	13.6%	462,933	4.2%	317,154	3.9%
All other	(77,991)	(0.7%)	181,221	1.7%	84,727	1.1%

	$10,719,166	100%	$10,965,014	100%	$8,108,842	100%

         On a consolidated basis, the Company reported a decrease in net income of 2.2% in 2004 and an increase in net income of 35.2% and 34.9% in 2003 and 2002, respectively. The decrease in 2004 was due to lower premiums written. The increase in 2003 was primarily attributable to increased premium volume and improved operating efficiencies associated with technology enhancements and expense control procedures.

Title Insurance

         Net income for the title insurance segment decreased 9.6% from 2003 to 2004, primarily due to the decline in premiums written. Net income for the title insurance segment increased 33.9% from 2002 to 2003. The increase in 2003 was primarily attributable to increased premium volume that resulted from expanding markets through agents and greater penetration of existing agents, as well as another year of reduced mortgage interest rates.

Exchange Services

         Net income of the exchange services segment increased 216% from 2003 to 2004 and 46% from 2002 to 2003. Net income increased in 2004 and 2003 primarily due to an increase in the volume of exchange transactions and an increase in the average fee per exchange.

Liquidity and Capital Resources

         Liquidity:   Due to the Company’s consistent ability to generate positive cash flows from its operations (primarily underwriting and investment income), management believes that funds generated from operations will enable the Company to adequately meet its operating needs and is unaware of any trend or occurrence that is likely to result in material adverse liquidity changes. The Company’s cash requirements include general operating expenses, taxes, capital expenditures and dividends on its common stock. In addition to operational liquidity, the Company maintains a high degree of liquidity within its investment portfolio in the form of short term investments and other readily marketable securities.

         Cash Flows:   Net cash flows provided by operating activities were $15,685,967, $17,138,683 and $12,843,431 in 2004, 2003 and 2002, respectively. The net decrease in 2004 is primarily the result of the decrease in the provision for claims and an increase in claims payments. The net increase in 2003 is primarily the result of the increase in net income and the accelerated collection of accounts receivable compared with 2002. The principal nonoperating uses of cash and cash equivalents for the three year period ended December 31, 2004, were for additions to the investment portfolio, capital expenditures and repurchases of common stock. The most significant nonoperating sources of cash and cash equivalents were proceeds from the sales and maturities of certain investments. The net effect of all activities on to tal cash and cash equivalents was a decrease of $398,913 for 2004 and an increase of $1,343,395 for 2003 and $712,032 for 2002. As of December 31, 2004, the Company held cash and cash equivalents of $4,726,443.

         Payment of Dividends:  As of December 31, 2004 and 2003, approximately $58,014,000 and $53,477,000, respectively, of the consolidated stockholders’ equity represented net assets of the Company’s subsidiaries that cannot be transferred in the form of dividends, loans or advances to the parent company under statutory regulations without prior insurance department approval. The Company’s ability to pay dividends and operating expenses is dependent on funds received from the insurance subsidiaries, which are subject to regulation in the states in which they do business. These regulations, among other things, require prior regulatory approval of the payment of dividends and other intercompany transfers. The Company believes, however, that amounts available for transfer from the insurance subsidiaries are adequate to meet t he Company’s operating needs.

         Purchase of Company Stock:  On June 5, 2000, the Board of Directors of ITIC approved ITIC’s purchase of 500,000 shares of the Company’s common stock. Pursuant to this approval, ITIC purchased 37,635 shares in the twelve months ended December 31, 2004, 41,175 shares in the twelve months ended December 31, 2003 and 19,134 shares in the twelve months ended December 31, 2002 at an average per share price of $31.42, $23.96 and $18.81, respectively.

         During the twelve months ended December 31, 2004, ITIC purchased common stock for $1,182,654 and transferred common stock totaling $353,078 in satisfaction of stock option exercises, stock bonuses and other stock transfers. In 2004, retained earnings had a net increase of $9,515,165, after purchases and issuances of common stock for compensation and options exercised reduced retained earnings by $829,576.

         Capital Expenditures: During 2005, the Company has plans for various capital improvement projects, including several software development projects. The Company anticipates capital expenditures of approximately $900,000 in connection with these projects and additional purchases of electronic data processing equipment.

Quantitative and Qualitative Disclosures About Market Risk

         The Company’s primary exposure to market risk relates to the impact of adverse changes in interest rates and market prices of its investment portfolio. Increases in interest rates diminish the value of fixed income securities and preferred stock and decreases in stock market values diminish the value of common stocks held.

Corporate Oversight

         The Company generates substantial investable funds from its two insurance subsidiaries. In formulating and implementing policies for investing new and existing funds, the Company has emphasized maximizing total after-tax return on capital and earnings while ensuring the safety of funds under management and adequate liquidity. The Company’s Board of Directors oversees investment risk management processes. The Company seeks to invest premiums and other income to create future cash flows that will fund future claims, employee benefits and expenses, and earn stable margins across a wide variety of interest rate and economic scenarios. The Board has established specific investment policies that define the overall framework for managing market and other investment risks, including the accountabilities and controls over these activities. The Company may rebalance its existing asset portfolios or change the character of future investments from time to time to manage its exposure to market risk within defined tolerance ranges.

Interest Rate Risk

         Interest rate risk is the risk that the Company will incur economic losses due to adverse changes in interest rates. This risk arises from the Company’s investments in interest-sensitive debt securities. These securities are primarily fixed rate municipal bonds and corporate bonds. The Company does not purchase such securities for trading purposes. At December 31, 2004, the Company had approximately $45 million in fixed rate bonds. The Company manages the interest rate risk inherent in its assets by monitoring its liquidity needs and by targeting a specific range for the portfolio’s duration or weighted average maturity.

         To determine the potential effect of interest rate risk on interest-sensitive assets, the Company calculates the effect of a 10% change in prevailing interest rates (“rate shock”) on the fair market value of these securities considering stated interest rates and time to maturity. Based upon the information and assumptions the Company uses in its calculation, management estimates that a 10% immediate, parallel increase in prevailing interest rates would decrease the net fair market value of its fixed rate debt securities by approximately $1.9 million.The selection of a 10% immediate parallel increase in prevailing interest rates should not be construed as a prediction by the Company’s management of future market events, but rather, to illustrate the potential impact of such an event. To the extent that actual results differ from the assumptions utilized, the Company’s rate shock measures could be significantly impacted. Additionally, the Company’s calculation assumes that the current relationship between short-term and long-term interest rates (the term structure of interest rates) will remain constant over time. As a result, these calculations may not fully capture the impact of nonparallel changes in the term structure of interest rates and/or large changes in interest rates.

Equity Price Risk

         Equity price risk is the risk that the Company will incur economic losses due to adverse changes in a particular stock or stock index. At December 31, 2004, the Company had approximately $7.2 million in nonredeemable preferred and common stocks. Equity price risk is addressed in part by varying the specific allocation of equity investments over time pursuant to management’s assessment of market and business conditions and ongoing liquidity needs analysis. The Company’s largest equity exposure is declines in the S&P 500; its portfolio of equity instruments is similar to those that comprise this index. Based upon the information and assumptions the Company used in its calculation, management estimates that an immediate decrease in the S&P 500 of 10% would decrease the net fair value of the Company’s assets identified above by approximately $724,000. The selection of a 10% immediate decrease in the S&P 500 should not be construed as a prediction by the Company’s management of future market events, but rather, to illustrate the potential impact of such an event. Since this calculation is based on historical performance, projecting future price volatility using this method involves an inherent assumption that historical volatility and correlation relationships will remain stable. Therefore, the results noted above may not reflect the Company’s actual experience if future volatility and correlation relationships differ from such historical relationships.

Critical Accounting Policies

         The Company’s management makes various estimates when applying policies affecting the preparation of the consolidated financial statements. Actual results could differ from those estimates. Significant accounting policies of the Company are discussed in Note 1 to the accompanying Consolidated Financial Statements. Following are those accounting policies considered critical to the Company:

Premiums Written and Commissions to Agents

         Title insurance premiums are recorded and recognized as revenue at the time of closing of the related transaction as the earnings process is considered complete. Policies or commitments are issued upon receipt of final certificates or preliminary reports with respect to titles. Title insurance commissions earned by the Company’s agents are recognized as expense concurrently with premium recognition.

Reserves for Claims

         The total reserve for all reported and unreported losses the Company incurred on its income statement through December 31, 2004 is represented by the reserve for claims on the consolidated balance sheet. The Company’s reserves for unpaid losses and loss adjustment expenses are established using estimated amounts required to settle claims for which notice has been received (reported) and the amount estimated to be required to satisfy incurred claims of policyholders which may be reported in the future (incurred but not reported claims).

         Because of the uncertainty of future claims, the effect of changes in economic conditions, and the fact that many claims do not materialize for several years, reserve estimates are subject to variability. Declining economic conditions may result in an increase in mechanics liens and defalcations, thus increasing the Company’s claims expenses. Management analyzes historical claims experience, mix of business, geographic considerations, industry averages and current economic conditions in establishing loss provision rates. Claims reserves are reviewed as to their reasonableness by an independent actuarial firm annually. The Company’s claims reserves are consistent with the independent actuary’s claims reserves. Actuarial projections are compared with recorded reserves and any necessary adjustments are included in current operations.

         Despite the variability of such estimates, management believes based on historical claims experience and independent actuarial analysis that the reserves are adequate to cover claim losses resulting from pending and future claims for policies issued through December 31, 2004. The Company continually reviews and adjusts its reserve estimates to reflect its loss experience and any new information that becomes available. Currently, there are no known claims that are expected to have a materially adverse effect on the Company’s financial position or operating results.

Investments in Securities

         Securities for which the Company has the intent and ability to hold to maturity are classified as held-to-maturity and are reported at cost, adjusted for amortization of premiums or accretion of discounts and other-than-temporary declines in fair value. Securities held principally for resale in the near term are classified as trading securities and recorded at fair values. Realized and unrealized gains and losses on trading securities are included in other income. Securities not classified as either trading or held-to-maturity are classified as available-for-sale and reported at fair value, adjusted for other-than-temporary declines in fair value, with unrealized gains and losses reported as accumulated other comprehensive income. Securities are continually monitored for differences between the cost and estimated fair value of each security. Fair values of all investments are based on quoted market prices. Realized gains and losses are determined on the specific identification method.

Deferred Tax Asset

         The Company recorded net deferred tax assets at December 31, 2004 and 2003 related primarily to reserves for claims, allowance for doubtful accounts and employee benefits. Based upon the Company’s historical results of operations, the existing financial condition of the Company and management’s assessment of all other available information, management believes that it is more likely than not that the benefit of these assets will be realized.

Off-Balance Sheet Arrangements and Contractual Obligations

         As a service to its customers, the Company, through ITIC, administers escrow and trust deposits representing earnest money received under real estate contracts, undisbursed amounts received for settlement of mortgage loans and indemnities against specific title risks. Cash and other assets held by the Company for these purposes were approximately $16,621,000 and $6,676,000 as of December 31, 2004 and 2003, respectively. These amounts are not considered assets of the Company, and therefore, are excluded from the accompanying consolidated balance sheets. The Company remains contingently liable for the disposition of these deposits.

        In addition, in administering tax-deferred exchanges, ITEC serves as a qualified intermediary for exchanges, holding the net sales proceeds from relinquished property to be used for purchase of replacement property. ITAC serves as exchange accommodation titleholder and, through LLCs that are wholly owned subsidiaries of ITAC, holds property for exchangers in reverse exchange transactions. Like-kind exchange deposits and reverse exchange property totaled approximately $165,594,000 and $99,186,000 as of December 31, 2004 and 2003, respectively.  These amounts are not considered assets of the Company and, therefore, are excluded from the accompanying consolidated balance sheets. The Company remains contingently liable for the transfers of property, disbursements of proceeds and the return on the proceeds at the agreed upon rate.

        It is not the general practice of the Company to enter into off-balance sheet arrangements nor is it the policy of the Company to issue guarantees to third parties. Off-balance sheet arrangements are generally limited to the future payments under noncancelable operating leases, payments due under various agreements with third party service providers, and obligations pursuant to certain executive employment agreements.

         The following table summarizes the Company’s future estimated cash payments under existing contractual obligations at December 31, 2004 including payments due by period:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years

Operating lease obligations	$1,082,684	$627,763	$440,121	$14,800	$—
Reserves for claims	31,842,000	3,695,299	8,489,115	5,590,569	14,067,017
Other obligations	764,771	578,450	141,321	45,000	—
Executive employment agreements obligations	1,185,000	—	—	—	1,185,000

Total	$34,874,455	$4,901,512	$9,070,557	$5,650,369	$15,252,017

Recent Accounting Standards

               In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”). FIN 46 amended Accounting Research Bulletin 51, Consolidated Financial Statements, and established standards for determining circumstances under which a variable interest entity (“VIE”) should be consolidated by its primary beneficiary. FIN 46 also requires disclosures about VIEs that the Company is not required to consolidate but in which it has a significant variable interest. In December 2003, the FASB issued FIN 46-R, which not only included amendments to FIN 46, but also required application of the interpretation to all affected entities no later than March 31, 2004 for calendar-year reporting companies. Prior to FIN 46-R, however, companies were required to apply the interpretation to special-purpose entities by December 31, 2003. The adoption of FIN 46-R as it relates to special-purpose entities did not have any effect on the Company’s results of operations, financial position or liquidity. The Company did not have a material impact upon its full adoption of the interpretation as of March 31, 2004.

         In March 2004, the Emerging Issues Task Force (“EITF”) released EITF Issue 03-01, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. The Issue provides guidance for determining whether an investment is other-than-temporarily impaired and requires certain disclosures with respect to these investments. The recognition and measurement guidance for other-than-temporary impairment has been delayed by the issuance of FASB Staff Position EITF 03-1-1 on September 30, 2004. The adoption of Issue 03-1 did not result in any other-than-temporary impairment.

         In December 2004, the FASB issued SFAS No. 123(R), Accounting for Stock-Based Compensation. SFAS No. 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires that the fair value of such equity instruments be recognized as an expense in the historical financial statements as services are performed. Prior to SFAS No. 123(R), only certain pro forma disclosures of fair value were required. The provisions of this Statement are effective for the first interim reporting period that begins after June 15, 2005. Accordingly, we will adopt SFAS No. 123(R) commencing with the quarter ending September 30, 2005. If we had included the cost of employee stock option compensation in our consolidated financial statements, our net income for the fiscal years ended December 31, 2004, 2003 and 2002 would have decreased by $153,228, $145,367 and $125,541, respectively. Accordingly, the adoption of SFAS No. 123(R) is not expected to have a material effect on the Company’s consolidated financial statements.

Selected Quarterly Financial Data

2004	March 31	June 30	September 30	December 31

Net premiums written	$16,981,756	$19,649,652	$18,334,559	$16,809,190
Net income	2,221,604	2,880,395	2,927,864	2,689,303
Basic earnings per common share	.89	1.15	1.17	1.08
Diluted earnings per common share	.84	1.10	1.12	1.03

2003	March 31	June 30	September 30	December 31

Net premiums written	$19,667,985	$23,322,629	$23,469,590	$17,467,108
Net income	2,608,561	3,087,452	2,963,799	2,305,202
Basic earnings per common share	1.04	1.24	1.18	.92
Diluted earnings per common share	1.00	1.18	1.13	.88

Investors Title Company and Subsidiaries Consolidated Balance Sheets

as of December31,	2004	2003

Assets
Cash and cash equivalents	$4,726,443	$5,125,356
Investments in securities (Notes 2 and 3):
Fixed maturities:
Held-to-maturity, at amortized cost (fair value: 2004: $2,330,129; 2003: $2,646,869)	2,202,635	2,481,353
Available-for-sale, at fair value (amortized cost: 2004: $70,371,143; 2003: $42,172,395)	72,471,766	45,100,520
Equity securities, available-for-sale at fair value (cost: 2004: $4,442,304; 2003: $12,289,005)	7,240,306	14,556,785
Short term investments	10,134,321	16,747,964
Other investments	1,211,517	955,561

Total investments	93,260,545	79,842,183
Premiums receivable (less allowance for doubtful accounts: 2004: $2,240,000; 2003: $2,474,000)	6,679,994	8,031,803
Accrued interest and dividends	753,638	667,147
Prepaid expenses and other assets	1,410,584	934,345
Property acquired in settlement of claims	322,517	286,517
Property, net (Note 4)	4,592,784	4,099,243
Deferred income taxes, net (Note 8)	1,440,247	1,485,217

Total Assets	$113,186,752	$100,471,811

Liabilities and Stockholders’ Equity
Liabilities
Reserves for claims (Note 6)	$31,842,000	$30,031,000
Accounts payable and accrued liabilities (Note 10)	7,919,651	6,243,906
Commissions and reinsurance payables (Note 5)	551,662	726,191
Current income taxes payable	366,168	281,968

Total liabilities	40,679,481	37,283,065

Commitments and Contingencies (Notes 5, 9, 10 and 11)
Stockholders’ Equity (Notes 2, 3, 7, 12 and 14)
Class A Junior Participating preferred stock (shares authorized 100,000; no shares issued)	—	—
Common stock-no par value (shares authorized 10,000,000; 2,481,024 and 2,503,923 shares issued and outstanding 2004 and 2003, respectively, excluding 374,720 and 351,821 shares 2004 and 2003, respectively, of common stock held by the Company’s subsidiary)	1	1
Retained earnings	69,272,092	59,756,927
Accumulated other comprehensive income (net unrealized gain on investments) (net of deferred taxes: 2004: $1,663,447; 2003: $1,768,477) (Note 8)	3,235,178	3,431,818

Total stockholders’ equity	72,507,271	63,188,746

Total Liabilities and Stockholders’ Equity	$113,186,752	$100,471,811

See notes to consolidated financial statements.

Investors Title Company and Subsidiaries Consolidated Statements of Income

for the Years Ended December 31,	2004	2003	2002

Revenues
Underwriting income:
Premiums written (Note 5)	$72,069,796	$84,365,541	$67,647,012
Less—premiums for reinsurance ceded (Note 5)	294,639	438,229	348,395

Net premiums written	71,775,157	83,927,312	67,298,617
Investment income-interest and dividends (Note 3)	2,752,838	2,691,687	2,806,808
Net realized gain on sales of investments (Note 3)	93,656	258,718	279,301
Exchange services revenue	2,801,888	1,245,234	947,426
Other	2,417,637	2,706,920	1,520,188

Total	79,841,176	90,829,871	72,852,340

Operating Expenses
Commissions to agents	29,152,645	39,113,544	32,006,188
Provision for claims (Note 6)	7,984,339	9,292,739	6,871,822
Salaries, employee benefits and payroll taxes (Notes 7 and 10)	16,303,351	15,644,097	12,591,736
Office occupancy and operations (Note 9)	5,384,398	5,149,386	4,810,283
Business development	1,899,315	1,905,609	2,161,928
Taxes, other than payroll and income	453,354	347,186	387,594
Premium and retaliatory taxes	1,406,083	1,680,952	1,378,880
Professional fees	1,540,066	1,137,648	772,096
Other	215,459	387,696	202,971

Total	64,339,010	74,658,857	61,183,498

Income Before Income Taxes	15,502,166	16,171,014	11,668,842
Provision for Income Taxes (Note 8)	4,783,000	5,206,000	3,560,000

Net Income	$10,719,166	$10,965,014	$8,108,842

Basic Earnings per Common Share (Note 7)	$4.29	$4.38	$3.22

Weighted Average Shares Outstanding—Basic	2,496,711	2,503,659	2,517,328

Diluted Earnings per Common Share (Note 7)	$4.09	$4.18	$3.12

Weighted Average Shares Outstanding—Diluted	2,620,916	2,624,473	2,597,979

See notes to consolidated financial statements.

Investors Title Company and Subsidiaries Consolidated Statements of Stockholders’ Equity

for the Years Ended December 31, 2004, 2003 and 2002			Retained Earnings	Accumulated Other Comprehensive Income (Net Unrealized Gain (loss) on Investments)	Total Stockholders’ Equity
	Common Stock

	Shares	Amount

Balance, January 1, 2002	2,516,298	$1	$41,928,575	$2,343,192	$44,271,768
Net income			8,108,842		8,108,842
Dividends ($.12 per share)			(300,557)		(300,557)
Shares of common stock repurchased	(19,134)		(359,903)		(359,903)
Issuance of common stock in payment of bonuses and fees	3,036		56,757		56,757
Stock options exercised	15,604		179,330		179,330
Net unrealized gain on investments				711,947	711,947

Balance, December 31, 2002	2,515,804	1	49,613,044	3,055,139	52,668,184
Net income			10,965,014		10,965,014
Dividends ($.12 per share)			(300,411)		(300,411)
Shares of common stock repurchased	(41,175)		(986,479)		(986,479)
Issuance of common stock in payment of bonuses and fees	2,144		51,224		51,224
Stock options exercised	27,150		414,535		414,535
Net unrealized gain on investments				376,679	376,679

Balance, December 31, 2003	2,503,923	1	59,756,927	3,431,818	63,188,746
Net income			10,719,166		10,719,166
Dividends ($.15 per share)			(374,425)		(374,425)
Shares of common stock repurchased	(37,635)		(1,182,654)		(1,182,654)
Issuance of common stock in payment of bonuses and fees	876		28,217		28,217
Stock options exercised	13,860		324,861		324,861
Net unrealized loss on investments				(196,640)	(196,640)

Balance, December 31, 2004	2,481,024	$1	$69,272,092	$3,235,178	$72,507,271

See notes to consolidated financial statements.

Investors Title Company and Subsidiaries Consolidated Statements of Comprehensive Income

for the Years Ended December 31,	2004	2003	2002

Net income	$10,719,166	$10,965,014	$8,108,842

Other comprehensive income (loss), before tax:
Unrealized gains (losses) on investments arising during the year	(204,283)	829,443	1,358,009
Less: reclassification adjustment for gains realized in net income	(93,656)	(258,718)	(279,301)

Other comprehensive income (loss), before tax	(297,939)	570,725	1,078,708

Income tax expense (benefit) related to unrealized gains (losses) on investments arising during the year	(69,456)	282,010	461,723
Income tax expense related to reclassification adjustment for gains realized in net income	(31,843)	(87,964)	(94,962)

Net income tax expense (benefit) on other comprehensive income	(101,299)	194,046	366,761

Other comprehensive income (loss)	(196,640)	376,679	711,947

Comprehensive income	$10,522,526	$11,341,693	$8,820,789

See notes to consolidated financial statements.

Investors Title Company and Subsidiaries Consolidated Statements of Cash Flows

for the Years Ended December 31,	2004	2003	2002

Operating Activities
Net income	$10,719,166	$10,965,014	$8,108,842
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	968,914	848,552	961,872
Amortization, net	44,303	26,409	25,022
Issuance of common stock in payment of bonuses and fees	28,217	51,224	56,757
Provision (benefit) for losses on premiums receivable	(234,000)	674,000	395,000
Net gain on disposals of property	(4,395)	(4,791)	(15,485)
Net realized gain on sales of investments	(93,656)	(258,718)	(279,301)
Provision for claims	7,984,339	9,292,739	6,871,822
Provision (benefit) for deferred income taxes	150,000	(786,000)	(906,000)
Changes in assets and liabilities:
(Increase) decrease in receivables and other assets	987,079	270,698	(1,806,897)
Increase in accounts payable and accrued liabilities	1,399,668	1,232,261	1,265,278
Increase (decrease) in commissions and reinsurance payables	(174,529)	325,151	119,079
Increase (decrease) in current income taxes payable	84,200	(606,117)	749,264
Payments of claims, net of recoveries	(6,173,339)	(4,891,739)	(2,701,822)

Net cash provided by operating activities	15,685,967	17,138,683	12,843,431

Investing Activities
Purchases of available-for-sale securities	(61,955,609)	(15,748,801)	(8,490,059)
Purchases of short term securities	(9,537,040)	(7,712,288)	(10,410,064)
Purchases of and net earnings from other investments	(265,143)	(486,000)	(499,894)
Proceeds from sales and maturities of available-for-sale securities	41,648,634	7,754,400	4,574,556
Proceeds from maturities of held-to-maturity securities	283,000	897,000	880,751
Proceeds from sales of short term securities	16,146,292	1,486,879	3,412,955
Proceeds from sales and distributions from other investments	9,187	106,100	—
Purchases of property	(1,504,787)	(894,238)	(691,968)
Proceeds from disposals of property	46,727	61,119	69,551
Net change in pending trades	276,077	(387,104)	(496,097)

Net cash used in investing activities	(14,852,662)	(14,922,933)	(11,650,269)

Financing Activities
Repurchases of common stock	(1,182,654)	(986,479)	(359,903)
Exercise of options	324,861	414,535	179,330
Dividends paid	(374,425)	(300,411)	(300,557)

Net cash used in financing activities	(1,232,218)	(872,355)	(481,130)

Net Increase (Decrease) in Cash and Cash Equivalents	(398,913)	1,343,395	712,032
Cash and Cash Equivalents, Beginning of Year	5,125,356	3,781,961	3,069,929

Cash and Cash Equivalents, End of Year	$4,726,443	$5,125,356	$3,781,961

Supplemental Disclosures Cash Paid During the Year for
Income Taxes (net of refunds)	$4,553,000	$6,612,000	$3,718,000

See notes to consolidated financial statements.

Investors Title Company and Subsidiaries
Notes to Consolidated Financial Statements

1. Basis of Presentation and Summary of Significant Accounting Policies

         Description of Business—Investors Title Company’s (the “Company”) two primary business segments are title insurance and exchange services. The Company’s title insurance segment, through its two subsidiaries, Investors Title Insurance Company (“ITIC”) and Northeast Investors Title Insurance Company (“NE-ITIC”), is licensed to insure titles to residential, institutional, commercial and industrial properties. The Company issues title insurance policies primarily through approved attorneys from underwriting offices in North Carolina and South Carolina, and primarily through independent issuing agents in the District of Columbia, Alabama, Arkansas, Florida, Georgia, Illinois, Indiana, Kentucky, Louisiana, Maryland, Michigan, Minnesota, Mississippi, Missouri, Nebraska, New Jersey, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Tennessee, Virginia, West Virginia and Wisconsin. The majority of the Company’s business is concentrated in Michigan, New York, North Carolina, Pennsylvania, South Carolina, Tennessee and Virginia. Investors Title Exchange Corporation (“ITEC”) acts as an intermediary in tax-deferred exchanges of property held for productive use in a trade or business or for investments, while Investors Title Accommodation Corporation (“ITAC”) serves as an exchange accommodation titleholder, offering a vehicle for accomplishing a reverse exchange when a taxpayer must acquire replacement property before selling the relinquished property. Both ITEC and ITAC derive their income from fees for handling exchange transactions.

         Principles of Consolidation and Basis of Presentation—The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

         Reclassification

         Certain 2003 and 2002 amounts in the consolidated financial statements have been reclassified to conform to the 2004 classifications. These reclassifications had no effect on stockholders’ equity or net income as previously reported.

         Significant Accounting Policies—The significant accounting policies of the Company are summarized below:

Cash and Cash Equivalents

         For the purpose of presentation in the Company’s statements of cash flows, cash equivalents are highly liquid investments with original maturities of three months or less. The carrying amount of cash and cash equivalents is a reasonable estimate of fair value due to the short term maturity of these investments.

Investments in Securities

         Securities for which the Company has the intent and ability to hold to maturity are classified as held-to-maturity and reported at cost, adjusted for amortization of premiums or accretion of discounts and other-than-temporary declines in fair value. Securities held principally for resale in the near term are classified as trading securities and recorded at fair values. Realized and unrealized gains and losses on trading securities are included in other income. Securities not classified as either trading or held-to-maturity are classified as available-for-sale and reported at fair value, adjusted for other-than-temporary declines in fair value, with unrealized gains and losses, net of tax, reported as accumulated other comprehensive income. Securities are continually monitored for differences between the cost and estimated fair value of each security. Fair values of all investments are based on quoted market prices. Realized gains and losses are determined on the specific identification method.

Short term investments

        Short term investments comprise money market accounts, time deposits with banks and savings and loan associations and other investments expected to have maturities or redemptions greater than three months and less than twelve months. The Company did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of these investments.

Other investments

         Other investments consist primarily of investments in affiliates, which are accounted for under the equity or cost method of accounting. The Company did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of these investments.

Property Acquired in Settlement of Claims

         Property acquired in settlement of claims are held for sale and valued at the lower of cost or market. Adjustments to reported estimated realizable values and realized gains or losses on dispositions are recorded as increases or decreases in claim costs.

Property and Equipment

         Property and equipment are recorded at cost and are depreciated principally under the straight-line method over the estimated useful lives (3 to 25 years) of the respective assets. Maintenance and repairs are charged to operating expenses and improvements are capitalized.

Reserves for Claims

         The total reserve for all reported and unreported losses the Company incurred through December 31, 2004, is represented by the reserve for claims. The Company’s reserves for unpaid losses and loss adjustment expenses are established using estimated amounts required to settle claims for which notice has been received (reported) and the amount estimated to be required to satisfy incurred claims of policyholders which may be reported in the future. Despite the variability of such estimates, management believes that the reserves are adequate to cover claim losses resulting from pending and future claims for policies issued through December 31, 2004. The Company continually reviews and adjusts its reserve estimates as necessary to reflect its loss experience and any new information that becomes available. Adjustments resulting from such reviews may be significant.

         Claims and losses paid are charged to the reserves for claims. Although claims losses are typically paid in cash, occasionally claims are settled by purchasing the interest of the insured or the claimant in the real property. When this event occurs, the acquiring company carries assets at the lower of cost or estimated realizable value, net of any indebtedness on the property.

Deferred Income Taxes

         The Company provides for deferred income taxes (benefits) for the tax consequences on future years on temporary differences between the financial statements’ carrying values and the tax bases of assets and liabilities using currently enacted tax rates.

Premiums Written and Commissions to Agents

         Premiums are recorded and recognized as revenue at the time of closing of the related transaction as the earnings process is considered complete. Title insurance commissions earned by the Company’s agents are recognized as expense concurrently with premium recognition.

Fair Values of Financial Instruments

         Fair values for investment securities are based on quoted market prices. The carrying amounts reported in the balance sheet for short term investments, premiums receivable, accrued interest and dividends, accounts payable, commissions and reinsurance payables and current income taxes payable approximates cost, which is what is reflected on the balance sheet, due to the short term nature of these assets and liabilities.

Comprehensive Income

         The Company’s other comprehensive income is solely comprised of unrealized holding gains on available-for-sale securities, net of tax.

Stock-Based Compensation Disclosure

         The Company has adopted Employee Stock Option Purchase Plans (the “Plans”) under which options to purchase shares (not to exceed 650,000 shares) of the Company’s stock may be granted to key employees of the Company at a price not less than the market value on the date of grant. All options are exercisable at 10% to 20% per year beginning on the date of grant or one year from the date of grant and generally expire in five to ten years. The Company applies the intrinsic value method of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for its employee stock option plans and, accordingly, no compensation cost has been recognized.

         Had compensation cost for the Plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation, the Company’s net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	2004	2003	2002

Net income:
As reported	$10,719,166	$10,965,014	$8,108,842
Add back issuance of common stock in payment of bonuses and fees, net of tax	18,623	33,808	37,460
Deduct – Total stock-based compensation expense under fair value method for all awards, net of tax	171,851	179,175	163,001

Pro forma	$10,565,938	$10,819,647	$7,983,301

Basic earnings per common share:
As reported	$4.29	$4.38	$3.22
Pro forma	4.23	4.32	3.17
Diluted earnings per common share:
As reported	$4.09	$4.18	$3.12
Pro forma	4.03	4.12	3.07

The estimated weighted average grant-date fair value of options granted for the years ended December 31 are as follows:

	2004	2003	2002

Exercise price equal to market price on date of grant:
Weighted average exercise price	$28.92	$23.39	$19.40
Weighted average grant-date fair value	13.47	10.78	8.83

         There are no stock options granted where the exercise price is less than the market price on the date of grant.

         The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2004, 2003 and 2002, respectively: dividend yield of .5%, .4% and .6%; expected volatility of 31%, 31% and 32%; risk-free interest rates of approximately 4.2%, 4.3% and 3.9%; and expected lives of 10 years.

Escrows and Like-Kind Exchanges

         As a service to its customers, the Company, through ITIC, administers escrow and trust deposits representing earnest money received under real estate contracts, undisbursed amounts received for settlement of mortgage loans and indemnities against specific title risks.  Cash held by the Company for these purposes were approximately $16,621,000 and $6,676,000 as of December 31, 2004 and 2003, respectively. In addition, in administering tax-deferred exchanges, ITEC serves as a qualified intermediary for exchanges, holding the net sales proceeds from relinquished property to be used for purchase of replacement property. ITAC serves as exchange accommodation titleholder and, through LLCs that are wholly owned subsidiaries of ITAC, holds property for exchangers in reverse exchange transactions.  Like-kind exchange deposits and reverse exchange property totaled approximately $165,594,000 and $99,186,000 as of December 31, 2004 and 2003 respectively. These amounts are not considered assets of the Company and, therefore, are excluded from the accompanying consolidated balance sheets. The Company remains contingently liable for the disposition of these deposits and for the transfers of property, disbursements of proceeds and the return on the proceeds at the agreed upon rate.

Recent Accounting Standards

         In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”). FIN 46 amended Accounting Research Bulletin 51, Consolidated Financial Statements, and established standards for determining circumstances under which a variable interest entity (“VIE”) should be consolidated by its primary beneficiary. FIN 46 also requires disclosures about VIEs that the Company is not required to consolidate but in which it has a significant variable interest. In December 2003, the FASB issued FIN 46-R, which not only included amendments to FIN 46, but also required application of the interpretation to all affected entities no later than March 31, 2004 for calendar-year reporting companies. Prior to FIN 46-R, however, companies were required to apply the interpretation to special-purpose entities by December 31, 2003. The adoption of FIN 46-R as it relates to special-purpose entities did not have any effect on the Company’s results of operations, financial position or liquidity. The Company did not have a material impact upon its full adoption of the interpretation as of March 31, 2004.

         In March 2004, the Emerging Issues Task Force (“EITF”) released EITF Issue 03-01, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. The Issue provides guidance for determining whether an investment is other-than-temporarily impaired and requires certain disclosures with respect to these investments. The recognition and measurement guidance for other-than-temporary impairment has been delayed by the issuance of FASB Staff Position EITF 03-1-1 on September 30, 2004. The adoption of Issue 03-1 did not result in any other-than-temporary impairment.

         In December 2004, the FASB issued SFAS No. 123(R), Accounting for Stock-Based Compensation. SFAS No. 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires that the fair value of such equity instruments be recognized as an expense in the historical financial statements as services are performed. Prior to SFAS No. 123(R), only certain pro forma disclosures of fair value were required. The provisions of this Statement are effective for the first interim reporting period that begins after June 15, 2005. Accordingly, we will adopt SFAS No. 123(R) commencing with the quarter ending September 30, 2005. If we had included the cost of employee stock option compensation in our consolidated financial statements, our net income for the fiscal years ended December 31, 2004, 2003 and 2002 would have decreased by  $153,228, $145,367 and $125,541, respectively. Accordingly, the adoption of SFAS No. 123(R) is not expected to have a material effect on the Company’s consolidated financial statements.

Use of Estimates and Assumptions

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period and accompanying notes. Actual results could differ from those estimates and assumptions used.

2. Statutory Restrictions on Consolidated Stockholders’ Equity and Investments

         The Company has designated approximately $33,066,000 and $30,223,000 of retained earnings as of December 31, 2004 and 2003, respectively, as appropriated to reflect the required statutory premium reserve. See Note 8 for the tax treatment of the statutory premium reserve.

         As of December 31, 2004 and 2003, approximately $58,014,000 and $53,477,000, respectively, of consolidated stockholders’ equity represents net assets of the Company’s subsidiaries that cannot be transferred in the form of dividends, loans or advances to the parent company under statutory regulations without prior insurance department approval.

         Bonds totaling approximately $3,639,000 and $3,235,000 at December 31, 2004 and 2003, respectively, are deposited with the insurance departments of the states in which business is conducted. These investments are restricted as to withdrawal as required by law.

3. Investments in Securities

         The aggregate fair value, gross unrealized holding gains, gross unrealized holding losses, and amortized cost for securities by major security type at December 31 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

December 31, 2004
Fixed maturities—
Held-to-maturity, at amortized cost:
Obligations of states and political subdivisions	$2,202,635	$127,494	$—	$2,330,129

Total	$2,202,635	$127,494	$—	$2,330,129

Fixed maturities—
Available-for-sale, at fair value:
Obligations of states and political subdivisions	$62,831,726	$1,547,127	$91,373	$64,287,480
Corporate debt securities	7,539,417	644,869	—	8,184,286

Total	$70,371,143	$2,191,996	$91,373	$72,471,766

Equity securities, available for sale at fair value—
Common stocks and nonredeemable preferred stocks	$4,442,304	$2,844,124	$46,122	$7,240,306

Total	$4,442,304	$2,844,124	$46,122	$7,240,306

Short term investments—
Certificates of deposit and other	$10,134,321	$—	$—	$10,134,321

Total	$10,134,321	$—	$—	$10,134,321

December 31, 2003
Fixed maturities—
Held-to-maturity, at amortized cost:
Obligations of states and political subdivisions	$2,481,353	$165,850	$334	$2,646,869

Total	$2,481,353	$165,850	$334	$2,646,869

Fixed maturities—
Available-for-sale, at fair value:
Obligations of states and political subdivisions	$29,465,352	$1,905,912	$10,571	$31,360,693
Corporate debt securities	12,707,043	1,032,784	—	13,739,827

Total	$42,172,395	$2,938,696	$10,571	$45,100,520

Equity securities, available for sale at fair value—
Common stocks and nonredeemable preferred stocks	$11,289,005	$2,268,786	$1,006	$13,556,785
Redeemable preferred stocks	1,000,000	—	—	1,000,000

Total	$12,289,005	$2,268,786	$1,006	$14,556,785

Short term investments—
Certificates of deposit and other	$16,743,574	$4,390	$—	$16,747,964

Total	$16,743,574	$4,390	$—	$16,747,964

The scheduled maturities of fixed maturity securities at December 31, 2004 are as follows:

	Available-for-Sale		Held-to-Maturity

	Amortized Cost	Fair Value	Amortized Cost	Fair Value

Due in one year or less	$1,001,392	$1,011,687	$—	$—
Due after one year through five years	14,351,610	15,022,477	64,977	67,771
Due after five years through ten years	19,692,200	20,629,171	464,948	495,519
Due after ten years	35,325,941	35,808,431	1,672,710	1,766,839

Total	$70,371,143	$72,471,766	$2,202,635	$2,330,129

Earnings on investments and net realized gains for the years ended December 31 are as follows:

	2004	2003	2002

Fixed maturities	$2,396,282	$2,300,172	$2,397,307
Equity securities	220,773	223,379	225,913
Invested cash and other short term investments	128,204	158,775	166,298
Miscellaneous interest	7,579	9,361	17,290
Net realized gain	93,656	258,718	279,301

Investment income	$2,846,494	$2,950,405	$3,086,109

Gross realized gains and losses on sales of available-for-sale securities for the years ended December 31 are summarized as follows:

	2004	2003	2002

Gross realized gains:
Obligations of states and political subdivisions	$9,633	$117,600	$5,909
Debt securities of domestic corporations	25,994	—	6,820
Common stocks and nonredeemable preferred stocks	147,042	253,753	405,449

Total	182,669	371,353	418,178

Gross realized losses:
Obligations of states and political subdivisions	(407)	(2,464)	(7,672)
Common stocks and nonredeemable preferred stocks	(88,606)	(110,171)	(131,205)

Total	(89,013)	(112,635)	(138,877)

Net realized gain	$93,656	$258,718	$279,301

Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2004 were as follows:

	Less than 12 Months		12 Months or Longer		Total

December 31, 2004	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Fixed securities	$7,093,332	$(85,367)	$498,720	$(6,006)	$7,592,052	$(91,373)
Equity securities	659,999	(46,122)	—	—	659,999	(46,122)

Total temporary impaired securities	$7,753,331	$(131,489)	$498,720	$(6,006)	$8,252,051	$(137,495)

December 31, 2003	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Fixed securities	$661,341	$(10,571)	$100,345	$(334)	$761,686	$(10,905)
Equity securities	131,275	(1,006)	—	—	131,275	(1,006)

Total temporary impaired securities	$792,616	$(11,577)	$100,345	$(334)	$892,961	$(11,911)

       A total of 17 and 5 securities had unrealized losses at December 31, 2004 and December 31, 2003, respectively, and the duration of these securities range from three to more than ten years. The majority of the Company’s unrealized losses relate to its portfolio of fixed securities. The Company’s unrealized losses on its fixed securities were caused by interest rate increases. Since the decline in fair value is attributable to changes in interest rates and not credit quality, and the Company has the intent and ability to hold these securities, the Company does not consider these investments other-than-temporarily impaired.

4. Property and Equipment

         Property and equipment and estimated useful lives at December 31 are summarized as follows:

	2004	2003

Land	$1,107,582	$1,107,582
Title plant	200,000	200,000
Office buildings and improvements (25 years)	1,846,288	1,730,592
Furniture, fixtures and equipment (3 to 10 years)	6,837,261	5,657,659
Automobiles (3 years)	526,287	516,906

Total	10,517,418	9,212,739
Less accumulated depreciation	(5,924,634)	(5,113,496)

Property and equipment, net	$4,592,784	$4,099,243

5. Reinsurance

         The Company assumes and cedes reinsurance with other insurance companies in the normal course of business. Premiums assumed and ceded were approximately $6,000 and $295,000, respectively, for 2004, $6,000 and $438,000, respectively, for 2003, and $21,000 and $348,000, respectively, for 2002. Ceded reinsurance is comprised of excess of loss treaties, which protects against losses over certain amounts. The Company remains liable to the insured for claims under ceded insurance policies in the event that the assuming insurance companies are unable to meet their obligations under these contracts. The Company has not paid or recovered any reinsured losses during the three years ended December 31, 2004.

6. Reserves for Claims

         Changes in the reserves for claims for the years ended December 31 are summarized as follows based on the year in which the policies were written:

	2004	2003	2002

Balance, beginning of year	$30,031,000	$25,630,000	$21,460,000
Provision related to:
Current year	8,171,579	12,995,785	9,714,121
Prior years	(187,240)	(3,703,046)	(2,842,299)

Total provision charged to operations	7,984,339	9,292,739	6,871,822

Claims paid, net of recoveries, related to:
Current year	(167,882)	(680,357)	(395,688)
Prior years	(6,005,457)	(4,211,382)	(2,306,134)

Total claims paid, net of recoveries	(6,173,339)	(4,891,739)	(2,701,822)

Balance, end of year	$31,842,000	$30,031,000	$25,630,000

         In management’s opinion, the reserves are adequate to cover claim losses which might result from pending and possible claims.

7. Earnings Per Share and Stock Options

        The employee stock options are considered outstanding for the diluted earnings per common share calculation. The total increase in the weighted average shares outstanding related to these equivalent shares was 124,205, 120,814 and 80,651 for 2004, 2003 and 2002, respectively.

         The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31:

	2004	2003	2002
Net income	$10,719,166	$10,965,014	$8,108,842

Weighted average common shares outstanding - Basic	2,496,711	2,503,659	2,517,328
Incremental shares outstanding assuming the exercise of dilutive stock options	124,205	120,814	80,651

Weighted average common shares outstanding - Diluted	2,620,916	2,624,473	2,597,979

Basic earnings per common share	$4.29	$4.38	$3.22

Diluted earnings per common share	$4.09	$4.18	$3.12

         All outstanding options during 2004 were included in the computation of diluted earnings per share because the options’ exercise prices were less than or equal to the average market price of the common shares. Options to purchase 29,600 and 69,386 shares of common stock were outstanding during 2003 and 2002, respectively, but were not included in the computation of diluted earnings per share because the options’ exercise prices were greater than the average market price of the common shares.

         A summary of the status of the Company’s plans as of December 31 and changes during the years ended on those dates is presented below:

	2004		2003		2002

	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Outstanding at beginning of year	264,891	$16.09	298,741	$15.68	291,835	$15.08
Granted	7,200	28.92	22,500	23.39	28,650	19.40
Exercised	(13,860)	16.38	(27,150)	15.27	(15,604)	11.49
Forfeited	(11,450)	15.99	(29,200)	18.28	(6,140)	15.04

Outstanding at end of year	246,781	$16.45	264,891	$16.09	298,741	$15.68

Options exercisable at year-end	176,696	$15.15	157,851	$15.18	145,156	$15.22

The following table summarizes information about fixed stock options outstanding at December 31, 2004:

	Options Outstanding at Year-End			Options Exercisable at Year-End

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price

$10.00-$12.00	57,595	3	$11.10	38,520	$10.99
13.06- 15.58	115,030	1	13.28	106,250	13.14
17.25- 19.35	4,690	7	18.93	1,015	19.12
20.00- 22.75	23,726	7	21.15	6,106	20.94
25.28- 31.27	45,740	5	28.49	24,805	28.66

$10.00-$31.27	246,781	3	$16.45	176,696	$15.15

8. Income Taxes The components of income tax expense for the years ended December 31 are summarized as follows:

	2004	2003	2002

Current:
Federal	$4,442,000	$5,900,000	$4,425,000
State	191,000	92,000	41,000

Total	4,633,000	5,992,000	4,466,000
Deferred expense (benefit)	150,000	(786,000)	(906,000)

Total	$4,783,000	$5,206,000	$3,560,000

         For state income tax purposes, ITIC and NE-ITIC generally pay only a gross premium tax.

         At December 31, the approximate effect on each component of deferred income taxes and liabilities is summarized as follows:

	2004	2003

Deferred income tax assets:
Recorded reserves for claims net of statutory premium reserves	$1,482,271	$1,795,692
Accrued benefits and retirement reserves	1,003,020	731,048
Reinsurance and commissions payable	96,586	111,767
Bad debt reserve	761,600	841,160
Net operating loss carryforward	51,000	—
Other	74,650	59,224

Total	3,469,127	3,538,891

Deferred income tax liabilities:
Net unrealized gain on investments	1,663,447	1,768,477
Excess of tax over book depreciation	270,864	237,974
Discount accretion on tax-exempt obligations	24,251	27,768
Other	70,318	19,455

Total	2,028,880	2,053,674

Net deferred income tax assets	$1,440,247	$1,485,217

         At December 31, 2004 and 2003, no valuation allowance was recorded. Based upon the Company’s historical results of operations, the existing financial condition of the Company and management’s assessment of all other available information, management believes that it is more likely than not that the benefit of these net deferred income tax assets will be realized.

         A reconciliation of income tax as computed for the years ended December 31 at the U.S. federal statutory income tax rate (34%) to income tax expense follows:

	2004	2003	2002

Anticipated income tax expense	$5,270,736	$5,498,145	$3,967,406
Increase (reduction) related to:
State income taxes, net of the federal income tax benefit	126,060	55,625	25,740
Tax-exempt interest income (net of amortization)	(638,049)	(441,763)	(461,300)
Other, net	24,253	93,993	28,154

Provision for income taxes	$4,783,000	$5,206,000	$3,560,000

9. Leases

         The Company leases certain office facilities and equipment under operating leases. Rental expense also includes occasional rental of automobiles. Rent expense totaled approximately $746,000, $635,000 and $643,000 in 2004, 2003 and 2002, respectively. The future minimum lease payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2004 are summarized as follows:

Year End:

2005	$627,763
2006	292,933
2007	147,188
2008	9,856
2009	4,944

Total	$1,082,684

10. Retirement and Other Postretirement Benefit Plans

         After three years of service, employees are eligible to participate in a Simplified Employee Pension Plan. Contributions, which are made at the discretion of the Company, are based on the employee’s salary, but in no case will such contribution exceed $41,000 annually per employee. All contributions are deposited in Individual Retirement Accounts for participants. Contributions expensed under the plan were approximately $572,000, $533,000 and $475,000 for 2004, 2003 and 2002, respectively.

         In November 2003, ITIC, a wholly owned subsidiary of the Company, entered into employment agreements with the Chief Executive Officer, Chief Financial Officer and the Chief Operating Officer of ITIC. These individuals also serve as the Chief Executive Officer, President and Executive Vice President, respectively, of the Company. The agreements provide compensation and life, health, dental and vision benefits upon the occurrence of specific events, including death, disability, retirement, termination without cause or upon a change in control. The agreements provide for annual salaries to be fixed by the Compensation Committee and, among other benefits. ITIC shall make quarterly contributions pursuant to a supplemental executive retirement plan on behalf of each executive equal to 22% of the base salary and bonus paid to each during such quarter. The agreements also prohibit each of these executives from competing with ITIC and its parent, subsidiaries and affiliates in the State of North Carolina while employed by ITIC and for a period of two years following termination of their employment. In addition, during the second quarter of 2004, ITIC entered into nonqualified deferred compensation plan agreements with these executives. The amount accrued for these plans at December 31, 2004 and 2003 was $1,185,000 and $452,000, respectively, which includes post retirement compensation and health benefits, and was calculated based on the terms of the contract. These executive contracts are accounted for on an individual contract basis.

         On November 17, 2003, Investors Title Insurance Company entered into employment agreements with key executives that provide for the continuation of certain employee benefits upon retirement. The executive employee benefits include health insurance, dental insurance, vision insurance and life insurance. The plan is unfunded.

         Cost of the Company’s post-retirement benefit plan included the following components:

	2004	2003

Net periodic benefit cost
Service cost – benefits earned during the year	$14,051	$55,000
Interest cost on projected benefit obligation	15,499	—
Transition obligation	—	—
Amendment cost	14,485	—
Actuarial loss (gain)	—	—

Net periodic benefit cost at end of year	$44,035	$55,000

Funded status
Actuarial present value of future benefits:
Fully eligible active employee	$(32,710)	$(55,000)
Non-eligible active employees	(206,044)	—
Fair market value of plan assets	—	—

Funded status of accumulated pension benefit obligation	(238,754)	(55,000)
Unrecognized transition obligation	—	—
Unrecognized prior service cost	175,515	—
Unrecognized gain	(35,796)	—

Accumulated benefit obligation at end of year	$(99,035)	$(55,000)

Development of the accumulated post-retirement benefit obligation for the year ended December 31, 2004 includes the following:

	2004	2003

Accumulated benefit obligation at beginning of year	$55,000	$—
Service cost – benefits earned during the year	14,051	55,000
Interest cost on projected benefit obligation	15,499	—
Amendment cost	14,485	—

Accumulated benefit obligation at end of year	$99,035	$55,000

Weighted-average actuarial assumptions used to determine benefit obligations at December 31 were:

	2004	2003

Discount rate	5.75%	6.00%
Expected return on plan assets	N/A	N/A
Expected medical cost increase	5-12%	5-10%
Expected dental and vision cost increase	5%	5%

         Assumed health care cost trend rates do have an effect on the amounts reported for the post-retirement benefit plan. The following illustrates the effects on the net periodic post-retirement benefit cost (NPPBC) and the accumulated post-retirement benefit obligation (APBO) of a one percentage point increase and one percentage point decrease in the assumed health care cost trend rate as of December 31, 2004:

	1-Percentage point increase	1-Percentage point decrease

1. NPPBC
Effect on the service cost component	$4,137	$(3,070)
Effect on interest cost	3,483	(2,619)

Total effect on the net periodic post-retirement benefit cost	$7,620	$(5,689)

2. APBO (including active employees who are not fully eligible)
Effect on those currently receiving benefits (retirees and spouses)	$—	$—
Effect on actives fully eligible	3,008	(2,659)
Effect on actives not yet eligible	57,556	(42,888)

Total effect on the accumulated post-retirement benefit obligation	$60,564	$(45,547)

11. Commitments and Contingencies

         The Company and its subsidiaries are involved in various routine legal proceedings that are incidental to their business. In the Company’s opinion, based on the present status of these proceedings, any potential liability of the Company or its subsidiaries with respect to these legal proceedings, will not, in the aggregate, be material to the Company’s consolidated financial condition or operations.

12. Statutory Accounting

         The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which differ in some respects from statutory accounting practices prescribed or permitted in the preparation of financial statements for submission to insurance regulatory authorities.

         Stockholders’ equity on a statutory basis was $66,262,421 and $55,139,781 as of December 31, 2004 and 2003, respectively. Net income on a statutory basis was $9,292,197, $10,344,810 and $8,466,841 for the twelve months ended December 31, 2004, 2003 and 2002, respectively. The Company’s subsidiaries complied with all applicable state insurance department requirements on December 31, 2004.

13. Segment Information

         Consistent with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, the Company has aggregated its operating segments into two reportable segments: 1) title insurance services; and 2) tax-deferred exchange services.

         The title insurance segment primarily issues title insurance policies through approved attorneys from underwriting offices and through independent issuing agents. Title insurance policies insure titles to residential, institutional, commercial and industrial properties.

         The tax-deferred exchange segment acts as an intermediary in tax-deferred exchanges of property held for productive use in a trade or business or for investments and serves as exchange accommodation titleholder, holding property for exchangers in reverse exchange transactions. Revenues are derived from fees for handling exchange transactions.

         Provided below is selected financial information about the Company’s operations by segment for the three years ended December 31, 2004, 2003 and 2002:

	Title Insurance	Exchange Services	All Other	Intersegment Elimination	Total

2004
Operating revenues	$72,874,630	$2,801,888	$1,921,114	$(602,950)	$76,994,682
Investment income	2,651,291	7,821	147,662	(53,936)	2,752,838
Net realized gain on sales of investments	106,156	—	(12,500)	—	93,656

Total revenues	$75,632,077	$2,809,709	$2,056,276	$(656,886)	$79,841,176
Operating expenses	62,035,935	646,758	2,259,267	(602,950)	64,339,010

Income (loss) before income taxes	$13,596,142	$2,162,951	$(202,991)	$(53,936)	$15,502,166

Assets	$96,880,761	$1,316,413	$14,989,578	$—	$113,186,752

2003
Operating revenues	$85,704,635	$1,245,234	$1,586,529	$(656,932)	$87,879,466
Investment income	2,631,506	2,818	99,641	(42,278)	2,691,687
Net realized gain on sales of investments	258,718	—	—	—	258,718

Total revenues	$88,594,859	$1,248,052	$1,686,170	$(699,210)	$90,829,871
Operating expenses	73,444,721	495,119	1,375,949	(656,932)	74,658,857

Income (loss) before income taxes	$15,150,138	$752,933	$310,221	$(42,278)	$16,171,014

Assets	$90,844,552	$626,771	$9,000,488	$—	$100,471,811

2002
Operating revenues	$68,291,735	$947,426	$1,124,530	$(597,460)	$69,766,231
Investment income	2,749,019	6,114	93,807	(42,132)	2,806,808
Net realized gain on sales of investments	279,301	—	—	—	279,301

Total revenues	$71,320,055	$953,540	$1,218,337	$(639,592)	$72,852,340
Operating expenses	60,241,962	441,386	1,097,610	(597,460)	61,183,498

Income (loss) before income taxes	$11,078,093	$512,154	$120,727	$(42,132)	$11,668,842

Assets	$76,067,241	$386,419	$8,183,486	$—	$84,637,146

14. Stockholders’ Equity

         On November 12, 2002, the Company’s Board of Directors amended the Company’s Articles of Incorporation, creating a series of Class A Junior Participating Preferred Stock (the “Class A Preferred Stock”). There are 1,000,000 shares of Preferred Stock authorized and 100,000 of these shares have been designated Series A Junior Participating Preferred Stock. The Class A Junior Participating Preferred Stock is senior to common stock in dividends or distributions of assets upon liquidations, dissolutions or winding up of the Company. Dividends on the Class A Preferred Stock are cumulative and accrue from the quarterly dividend payment date. Each share of Class A Preferred Stock entitles the holder thereof to 100 votes on all matters submitted to a vote of shareholders of the Company. These shares were reserved for issuance under the Shareholder Rights Plan (the “Plan”), which was adopted on November 21, 2002, by the Company’s Board of Directors. Under the terms of the Plan, the Company’s common stock acquired by a person or a group buying 15% or more of the Company’s common stock would be diluted, except in transactions approved by the Board of Directors.

         In connection with the Plan, the Company’s Board of Directors declared a dividend distribution of one right (a “Right”) for each outstanding share of the Company’s common stock paid on December 16, 2002, to shareholders of record at the close of business on December 2, 2002. Each Right entitles the registered holder to purchase from the Company a unit (a “Unit”) consisting of one one-hundredth of a share of Class A Preferred Stock at a purchase price of $80 per Unit. Under the Plan, the Rights detach and become exercisable upon the earlier of (a) ten (10) days following public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of the Company’s common stock, or (b) ten (10) business days following the commencement of, or first public announcement of the intent of a person or group to commence, a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding shares of the Company’s common stock. The exercise price, the kind and the number of shares covered by each right are subject to adjustment upon the occurrence of certain events described in the Plan.

         If the Company is acquired in a merger or consolidation in which the Company is not the surviving corporation, or the Company engages in a merger or consolidation in which the Company is the surviving corporation and the Company’s common stock is changed or exchanged, or more than 50% of the Company’s assets or earning power is sold or transferred, the Rights entitle a holder (other than the acquiring person or group) to buy, at the exercise price, stock of the acquiring company having a market value equal to twice the exercise price. Following an acquisition by such person or group of 50% or more of the outstanding common stock, the Company’s Board of Directors may exchange the Rights (other than the Rights owned by such person or group), in whole or in part, at an exchange ratio of one share of the Company’s common stock, or one one-hundredth of a share of Preferred Stock, per Right.

         The Rights expire on November 11, 2012 and are redeemable upon action by the Board of Directors at a price of $0.01 per right at any time before they become exercisable. Until the Rights become exercisable, they are evidenced only by the common stock certificates and are transferred with and only with such certificates.

15. Subsequent Events

         On January 11, 2005, three executives of the Company exercised nonqualified stock options. Shares issued under these options were immediately purchased by ITIC under the existing Stock Repurchase Plan approved by the Board of Directors on June 5, 2000. This repurchase resulted in compensation expense totaling $598,484 during the first quarter of 2005.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Investors Title Company

         We have audited the accompanying consolidated balance sheet of Investors Title Company and its subsidiaries (the “Company”) as of December 31, 2004, and the related consolidated statements of income, stockholders’ equity, comprehensive income and cash flows for the year ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Dixon Hughes PLLC
High Point, North Carolina
March 7, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Investors Title Company

         We have audited the accompanying consolidated balance sheets of Investors Title Company and its subsidiaries (the “Company”) as of December 31, 2003 and 2002, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Raleigh, North Carolina
March 25, 2004