Form 10-K, Exhibit 13
period 2005-12-31
INVESTORS TITLE CO
filed 2006-03-21
CIK 720858

Exhibit 13

Common Stock Data
The Common Stock of the Company is traded under the symbol "ITIC" in the over-the-counter market and is quoted on the National Market System of the National Association of Securities Dealers Automated Quotation System ("NASDAQ"). The number of record holders of common stock at December 31, 2005 was 505. The number of record holders is based upon the actual number of holders registered on the books of the Company at such date and does not include holders of shares in “street names” or persons, partnerships, associations, corporations or other entities identified in security position listings maintained by depository trust companies. The following table shows the high and low sales prices reported on the NASDAQ National Market System.

	2005		2004
	High	Low	High	Low
First Quarter	$42.00	$35.50	$35.30	$30.29
Second Quarter	$38.92	$34.27	$32.47	$25.10
Third Quarter	$42.99	$34.94	$32.10	$28.01
Fourth Quarter	$44.75	$37.77	$37.00	$29.40

The Company paid cash dividends of $0.04 per share in each of the four quarters in 2005. The Company paid cash dividends of $.03 per share during the first quarter of 2004 and $.04 per share during each of the second, third and fourth quarters of 2004.

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

Market Makers for 2005

The Archipelago Exchange	Davenport & Company LLC	National Stock Exchange
Boston Stock Exchange	GVR Company LLC	Schwab Capital Markets
Citadel Derivatives Group LLC	Hill, Thompson, Magid and Co.	UBS Securities LLC
Citigroup Global Markets Inc.	Knight Equity Markets , L.P.

Financial Highlights

For the Year	2005	2004	2003	2002	2001
Net premiums written	$76,522,266	$71,843,445	$83,944,955	$67,298,617	$58,800,545
Revenues	87,863,878	79,841,176	90,829,871	72,852,340	63,792,445
Investment income	3,335,767	2,752,838	2,691,687	2,806,808	2,740,280
Net income	13,292,923	10,719,166	10,965,014	8,108,842	6,008,998

Per Share Data
Basic earnings per common share	$5.19	$4.29	$4.38	$3.22	$2.35
Weighted average shares outstanding—Basic	2,560,418	2,496,711	2,503,659	2,517,328	2,554,204
Diluted earnings per common share	$5.10	$4.09	$4.18	$3.12	$2.31
Weighted average shares outstanding—Diluted	2,607,633	2,620,916	2,624,473	2,597,979	2,599,714
Cash dividends per share	$.16	$.15	$.12	$.12	$.12

At Year End
Assets	$128,471,528	$113,186,752	$100,471,811	$84,637,146	$70,219,700
Investments in securities	95,152,573	93,260,545	79,842,183	65,336,439	53,471,697
Stockholders' equity	84,297,256	72,507,271	63,188,746	52,668,184	44,271,768
Book value/share	33.07	29.22	25.24	20.93	17.59

Performance Ratios
Net income to:
Average stockholders' equity	16.95%	15.80%	18.93%	16.73%	14.40%
Total revenues (profit margin)	15.13%	13.43%	12.07%	11.13%	9.42%

Investors Title Company and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations
The following discussion should be read in conjunction with the consolidated financial statements and the related notes in this report.

Overview
Title Insurance: Investors Title Company (the "Company") engages primarily in two segments of business. Its dominant business activity is the issuance of title insurance through two subsidiaries, Investors Title Insurance Company ("ITIC") and Northeast Investors Title Insurance Company ("NE-ITIC"), which accounted for 92.5% of the Company’s operating revenues in 2005. Through ITIC and NE-ITIC, the Company underwrites land title insurance for owners and mortgagees as a primary insurer. Title insurance protects against loss or damage resulting from title defects that affect real property. The commitment and policies issued are predominantly the standard American Land Title Association approved forms.
There are two basic types of title insurance policies - one for the mortgage lender and one for the real estate owner. A lender often requires property owners to purchase title insurance to protect its position as a holder of a mortgage loan, but the lender's title insurance policy does not protect the property owner. The property owner has to purchase a separate owner's title insurance policy to protect their investment. When real property is conveyed from one party to another, occasionally there is an undisclosed defect in the title or a mistake in a prior deed, will or mortgage that may give a third party a legal claim against such property. If a claim is made against real property, title insurance provides a guarantee against insured defects, pays all legal expenses to eliminate any title defects, pays any claims arising from errors in title examination and recording, and pays any losses arising from hidden defects in title and defects that are not of record. Title insurance provides an assurance that the insurance holder's ownership of such property will be defended promptly against claims, at no cost, whether or not the claim is valid.
ITIC delivers title insurance coverage through a home office, branch offices, and issuing agents. In North Carolina, ITIC issues policies primarily through a home office and 27 branch offices. The Company also has branch offices in South Carolina and Nebraska. Title policies are primarily issued through issuing agents in other states. Issuing agents are typically real estate attorneys or subsidiaries of community and regional mortgage lending institutions, depending on local customs and regulations and the Company’s marketing strategy in a particular territory. The ability to attract and retain issuing agents is a key determinant of the Company’s growth in premiums written.
The Company's overall level of premiums written is affected by a number of factors, including the level of interest rates, the availability of mortgage funds, the level of real estate transactions and mortgage refinance activity, the cost of real estate, employment levels, family income levels and general economic conditions. Generally, real estate activity declines as a result of higher interest rates or an economic downturn, thus leading to a corresponding decline in title insurance premiums written and profitability of the Company. The cyclical nature of the land title insurance industry has historically caused fluctuations in revenues and profitability and it is expected to continue to do so in the future. Revenues for this segment result from refinance activity, purchases of new and existing residential and commercial real estate and certain other types of mortgage lending such as home equity lines of credit.
Volume is a key factor in the Company's profitability due to the existence of fixed costs such as personnel and occupancy expenses associated with the support of the issuance of title insurance policies and of general corporate operations. These expenses will be incurred by the Company regardless of the level of premiums written. The resulting operating leverage has historically tended to amplify the impact of changes in volume on the Company’s profitability.
Exchange Services: The Company's second segment provides customer services in connection with tax-deferred real property exchanges through its subsidiaries, Investors Title Exchange Corporation ("ITEC") and Investors Title Accommodation Corporation ("ITAC"). ITEC serves as a qualified intermediary in §1031 like-kind exchanges of real or personal property. In its role as qualified intermediary, ITEC coordinates the exchange aspects of the real estate transaction with the closing agents. ITEC's duties include drafting standard exchange documents, holding the exchange funds between the sale of the old property and the purchase of the new property, and accepting the formal identification of the replacement property within the required identification period. ITAC serves as exchange accommodation titleholder in reverse exchanges. As exchange accommodation titleholder, ITAC offers a vehicle for accommodating a reverse exchange when the taxpayer must acquire replacement property before selling the relinquished property.
Factors that influence the title insurance industry will also generally affect the exchange services industry. In addition, the Company’s exchange services are provided pursuant to provisions in the Internal Revenue Code. From time to time, these exchange provisions are subject to review and proposed changes. On February 3, 2006, the IRS proposed new regulations which, if adopted, may negatively affect the ability of qualified intermediaries to retain interest earned on exchange funds they are holding. If passed as proposed, these regulations would adversely impact the exchange segment’s revenue and profitability, since revenues are based in part on interest income earned on deposits held by the Company.
Other Services: In 2003, the Company formed two new subsidiaries, Investors Title Commercial Agency, LLC ("ITCA") and Investors Capital Management Company ("ICMC"), to supplement its traditional lines of business. ITCA primarily underwrites large commercial title insurance policies, thus providing the Company with another vehicle for expanding its presence in the title insurance industry. In conjunction with Investors Trust Company, which was chartered on February 17, 2004, ICMC provides investment management and trust services to individuals, companies, banks and trusts.

Operating Results: As noted previously, the title insurance business is closely related to the overall level of real estate activity, and title insurance volumes generally fluctuate based on the effect changes in interest rates have on the level of real estate activity. In the first quarter of 2005, operating results continued to benefit from a relatively low interest rate environment. During the second and the beginning of the third quarters of 2005, ongoing low interest rates continued to fuel high volumes of purchase transactions in residential and commercial property. Although mortgage rates trended slightly higher as the third quarter progressed, activity for the period remained strong. In the fourth quarter, premiums written were favorably impacted by the ongoing strength in real estate activity. According to data published by Freddie Mac, the annual average thirty-year fixed mortgage interest rates in the United States were reported to be 5.87%, 5.84% and 5.83% in 2005, 2004 and 2003, respectively.
During 2005, the quarterly average thirty-year fixed mortgage interest rates were 5.76%, 5.72%, 5.76% and 6.22% for the first, second, third and fourth quarters, respectively. Total refinancing volume in the United States for 2005 was approximately $1.29 trillion, which was $0.17 trillion less than the preceding year according to the Mortgage Bankers Association of America.
In recent years, the Company and the title insurance industry have experienced significant increases in premiums written related to the strength of the United States real estate economy and increases in mortgage refinancing. For the year ended December 31, 2005, refinance activity was lower than the prior years due to moderate increases in the interest rate environment in 2005. Existing home sales, which represent the majority of all real estate transactions, reached a new record high for the fifth year in a row. Historically, activity in real estate markets has varied over the course of market cycles in response to evolving economic factors. Operating results for the years ended 2003, 2004 and 2005, therefore, should not be viewed as indicative of the Company's future operating results. The Company continues to monitor and strives to manage operating expenses such as salaries, employee benefits and other operational expenses with knowledge of the potential for further declines in title insurance revenues if interest rates continue to rise or the economy slows.
The Company anticipates that title operations revenue will decrease in 2006 from 2005 levels due to expected lower refinance and home purchase activity resulting from anticipated higher interest rates.

Credit Rating
ITIC has been recognized by two independent Fannie Mae-approved actuarial firms, Demotech, Inc. and LACE Financial Corporation, with rating categories of "A Double Prime" and "A." NE-ITIC's financial stability also has been recognized by Demotech, Inc. and LACE Financial Corporation with rating categories of "A Double Prime" and "A+." According to Demotech, title insurance underwriters earning a financial stability rating of A'' (A Double Prime) possess unsurpassed financial stability related to maintaining positive surplus as regards policyholders, regardless of the severity of a general economic downturn or deterioration in the title insurance cycle. A LACE rating of "A+" or "A" indicates that a title insurance company has a strong overall financial condition that will allow it to meet its future claims and that, generally, the company has good operating earnings, is well capitalized and has adequate reserves. Since ITIC's and NE-ITIC's ratings are either at the highest rank or next-to-highest rank, any increase in such ratings would have a negligible impact on the business or finances of the Company. A significant decline in these ratings may, among other things, lead to a decrease in the Company's stock price, the loss of certain licenses ITIC and NE-ITIC need to operate as title insurance companies in various states and the Company's ability to maintain strong relationships with its customers and agents.

Critical Accounting Policies
This discussion and analysis of the Company’s financial condition and results of operations is based upon the Company’s accompanying Consolidated Financial Statements which have been prepared in accordance with accounting principles generally accepted in the United States. The Company's management makes various estimates and judgments when applying policies affecting the preparation of the Consolidated Financial Statements. Actual results could differ from those estimates. Significant accounting policies of the Company are discussed in Note 1 to the accompanying Consolidated Financial Statements. Following are those accounting estimates and policies considered critical to the Company:

Reserves for Claim Losses
The total reserve for all reported and unreported losses the Company incurred on its income statement through December 31, 2005 is represented by the reserve for claims of $34,857,000 on the consolidated balance sheet. Of that total, $4,408,850 was reserved for specific claims, and $30,448,150 was reserved for claims for which the Company had no notice. The Company's reserves for unpaid losses and loss adjustment expenses are established using estimated amounts required to settle claims for which notice has been received (reported) and the amount estimated to be required to satisfy incurred claims of policyholders which may be reported in the future (incurred but not reported).
In accordance with the requirements of paragraph 17 of Statement of Financial Accounting Standards No. 60, a provision for estimated future claims payments is recorded at the time policy revenue is recorded. The Company records the claims provision as a percentage of premium income. Title claims can be complex and may involve uncertainties as to ultimate exposure, and therefore, reserve estimates are subject to variability. The payment experience of the title insurance industry may extend for more than 20 years after the issuance of a policy. In addition, some claims may require a number of years to settle and determine the final liability for indemnity and loss adjustment expense. The nature of title insurance makes its claims experience particularly sensitive to economic conditions or events such as changes in interest rates or declines in home sales. Events such as fraud, defalcation and multiple property defects can substantially and unexpectedly cause increases in estimates of losses.

The Company utilizes an independent actuary to analyze its claims reserves. The methods used by the actuary to establish reserves are loss development methods, expected loss methods, Cape Cod methods and Bornhuetter-Ferguson methods, all of which are accepted actuarial methods for estimating ultimate losses and, therefore, loss reserves. In the loss development method, each policy year’s paid or incurred losses are projected to an “ultimate” level using loss development factors. The loss development factors are based largely on the Company’s historical loss experience, but are supplemented by title industry loss experience. In the expected loss method, expected losses for one policy year are estimated based on the loss results for the other policy years, trended to the level of the policy year being estimated. Expected loss methods produce more stable ultimate loss estimates than do loss development methods, which are more responsive to the current loss data.
Recorded loss reserves are based on the actuarial results of the Cape Cod methods. The Cape Cod method, a special case of the Bornhuetter-Ferguson method, blends the results of the loss development and expected loss methods. For the more recent policy years, more weight is given to the results of the expected loss methods. For the older policy years, more weight is given to the loss development method results.
Management considers factors such as the Company’s historical claims experience, case reserve estimates on reported claims, large claims and other relevant factors in determining loss provision rates and the aggregate recorded expected liability for claims. In establishing reserves, management compares the independent actuary’s projections with the reserves recorded by the Company to evaluate the adequacy of such recorded claims reserves and any necessary adjustments are then recorded in current operations. The Company’s recorded claims reserves are consistent with the independent actuary’s reserve estimates.
If one or more of the variables or assumptions used changed such that the Company’s recorded loss ratio, or loss provision as a percentage of title premiums, increased or decreased two loss ratio percentage points, the impact on after-tax income for the year ended December 31, 2005, would be as follows. Company management believes that using a sensitivity of two loss percentage points for the loss ratio provides a reasonable benchmark for analysis of the calendar year loss provision of the Company based on historical loss ratios by year.

Increase of Loss Ratio of 2 percentage points $(1,010,000)

Decrease in Loss Ratio of 2 percentage points $ 1,010,000

Despite the variability of such estimates, management believes based on historical claims experience and independent actuarial analysis that the reserves are adequate to cover claim losses resulting from pending and future claims for policies issued through December 31, 2005. The Company continually reviews and adjusts its reserve estimates to reflect its loss experience and any new information that becomes available.

Premiums Written and Commissions to Agents
Title insurance premiums are recorded and recognized as revenue at the time of closing of the related transaction as the earnings process is then considered complete. Policies or commitments are issued upon receipt of final certificates or preliminary reports with respect to titles. Title insurance commissions earned by the Company's agents are recognized as expense concurrently with premium recognition.

Valuation of Investments in Securities
Securities for which the Company has the intent and ability to hold to maturity are classified as held-to-maturity and are reported at cost, adjusted for amortization of premiums or accretion of discounts and other-than-temporary declines in fair value. Securities held principally for resale in the near term are classified as trading securities and recorded at fair values. Realized and unrealized gains and losses on trading securities are included in other income. Securities not classified as either trading or held-to-maturity are classified as available-for-sale and reported at fair value, adjusted for other-than-temporary declines in fair value, with unrealized gains and losses reported as accumulated other comprehensive income. Securities are regularly reviewed for differences between the cost and estimated fair value of each security for factors that may indicate that a decline in fair value is other-than-temporary. Some factors considered in evaluating whether or not a decline in fair value is other-than-temporary include the duration and extent to which the fair value has been less than cost and the Company’s ability and intent to retain the investment for a period of time sufficient to allow for a recovery in value. Such reviews are inherently uncertain and the value of the investment may not fully recover or may decline in future periods resulting in a realized loss. Fair values of all investments are based on quoted market prices. Realized gains and losses are determined on the specific identification method.

Deferred Tax Asset
The Company recorded net deferred tax assets at December 31, 2005 and 2004 related primarily to reserves for claims, allowance for doubtful accounts and employee benefits. Based upon the Company's historical results of operations, the existing financial condition of the Company and management's assessment of all other available information, management believes that it is more likely than not that the benefit of these assets will be realized.

Results of Operations
Operating Revenues
Operating revenues include net premiums written plus fee income as well as gains and losses on the disposal of fixed assets. Investment income and realized gains/losses are not included in operating revenues for the purpose of this summary schedule. Following is a summary by segment of the Company's operating revenues. Intersegment eliminations have been netted with each segment; therefore, the individual segment amounts will not agree to Note 13 in the accompanying Consolidated Financial Statements.

	2005		2004		2003
Title Insurance	$78,046,368	92.5%	$72,750,874	94.5%	$85,505,899	97.3%
Exchange Services	4,543,049	5.4%	2,801,888	3.6%	1,245,234	1.4%
All Other	1,819,679	2.1%	1,441,920	1.9%	1,128,333	1.3%
	$84,409,096	100%	$76,994,682	100%	$87,879,466	100%

Title Insurance
Net Premiums: Net premiums written increased 6.5% in 2005 over 2004 and decreased 14.4% in 2004 over 2003. During 2005, revenues were primarily impacted by the increase in premiums written as compared with 2004 due to the ongoing strength in real estate activity. During 2004, revenues were primarily impacted by the decline in premiums written due to lower levels of mortgage refinancing activity compared with the prior year, as a result of higher mortgage interest rates.
Policies and Commitments: Although the dollar amount of net premiums written increased, volume (the number of policies) declined slightly from 2004 due to the slowdown in refinancing activity, which typically has lower premiums per transaction compared with other rates. The volume of business decreased in 2005, as 273,857 policies and commitments were issued in 2005, which is a decrease of 3.5% compared with 283,696 policies and commitments issued in 2004. In 2004, the number of policies and commitments issued decreased by 28.7% compared with 397,638 policies and commitments issued in 2003.
Shown below is a schedule of net premiums written for 2005, 2004 and 2003 in all states where ITIC and NE-ITIC currently underwrite title insurance:

State	2005	2004	2003
Alabama	$1,304,820	$1,361,437	$1,286,681
Florida	1,552,282	1,190,399	392,602
Illinois	1,000,273	948,022	1,219,212
Kentucky	2,115,579	1,710,387	1,800,258
Maryland	1,754,867	1,494,686	1,707,678
Michigan	4,591,639	4,896,239	7,230,906
Minnesota	1,076,155	1,063,819	2,186,522
Mississippi	977,395	990,203	1,092,772
Nebraska	746,514	783,398	1,777,174
New York	3,248,635	3,495,587	5,605,642
North Carolina	36,269,649	32,515,123	31,119,937
Pennsylvania	1,687,410	2,634,407	5,838,436
South Carolina	7,011,099	6,464,495	7,512,259
Tennessee	2,767,576	2,954,957	3,686,677
Virginia	7,740,671	7,038,474	9,101,185
West Virginia	2,246,142	1,864,216	2,025,557
Other States	726,717	726,272	793,455
Direct Premiums	76,817,423	72,132,121	84,376,953
Reinsurance Assumed	20,976	5,963	6,231
Reinsurance Ceded	(316,133)	(294,639)	(438,229)
Net Premiums Written	$76,522,266	$71,843,445	$83,944,955

As noted previously, the overall increase in total premiums written in 2005 was attributed to the ongoing strength in real estate activity compared with 2004. Year to date premiums in North Carolina, the Company's largest market, were also favorably impacted by the ongoing strength in real estate activity. The increase in Virginia is due primarily to the increase in agent business. The overall decline in total premiums written in 2004 was due primarily to lower mortgage refinancing activity compared with 2003. 2004 premiums in North Carolina were positively impacted by approximately $6.87 million related to a rate increase filed on October 1, 2003 for insured closing services.
Branch Office Net Premiums: Branch office net premiums written as a percentage of total net premiums written were 44.6%, 44.0% and 37.0% in 2005, 2004 and 2003, respectively. Net premiums written from branch operations increased 7.9% in 2005 compared with 2004 and 1.7% in 2004 compared with 2003. Of the Company's 29 branch locations that underwrite title insurance policies, 27 are located in North Carolina and, as a result, branch net premiums written primarily represent North Carolina business. Increases in branch premiums relative to total premiums has increased primarily due to the overall strength in real estate activity and the rate increase filed in North Carolina, as noted previously.
Agency Net Premiums: Agency net premiums written as a percentage of total net premiums written were 55.4%, 56.0% and 63.0% in 2005, 2004 and 2003, respectively. Agent business is affected by the number of agents issuing policies and by the amount of business agents generate. Net premiums written from agency operations increased 5.4% in 2005 compared with 2004 and decreased 23.9% in 2004 compared with 2003. The majority of the increase in agency net premiums written in 2005 can be attributed to the general ongoing strength in real estate activity. The majority of the decrease in agency net premiums written in 2004 can be attributed to the general decline in business due to the slowdown in refinancing activity as a result of increased interest rates in 2004.

Exchange Services
Operating revenues from the Company's two subsidiaries that provide tax-deferred exchange services (ITEC and ITAC) increased 62.1% from 2004 to 2005 and 125.0% from 2003 to 2004. The increases in 2005 and 2004 compared with prior year periods were primarily due to increased interest income earned on deposits held by the Company and an increased demand for qualified intermediary services.

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

Investment Income
The Company's title insurance subsidiaries are required by statute to maintain minimum levels of investments in order to protect the interests of policyholders. Bonds totaling approximately $3,847,000 and $3,639,000 at December 31, 2005 and 2004, respectively, are deposited with the insurance departments of the states in which business is conducted. In formulating its investment strategy, the Company has emphasized after-tax income. Investments in marketable securities have increased from funds retained in the Company. The investments are primarily in fixed maturity securities and, to a lesser extent, equity securities. The effective maturity of the majority of the fixed income investments is within 15 years.
As new funds become available, they are invested in accordance with the Company's investment policy and corporate goals. Securities purchased may include a combination of taxable fixed-income securities, tax-exempt securities and equities. The Company strives to maintain a high quality investment portfolio.
Investment income increased 21.2% from 2004 to 2005 and 2.3% from 2003 to 2004. The increases in 2005 and 2004 were primarily attributable to increases in the average investment portfolio balance and partially to higher rates of interest earned on short term investments. The decrease in 2003 was primarily due to the decline in interest rates.

Expenses
Following is a summary by segment of the Company's operating expenses. Intersegment eliminations have been netted with each segment; therefore, the individual segment amounts will not agree to Note 13 in the accompanying Consolidated Financial Statements.

	2005		2004		2003
Title Insurance	$66,014,889	95.3%	$61,440,491	95.5%	$72,787,789	97.5%
Exchange Services	907,414	1.3%	640,183	1.0%	495,119	0.7%
All Other	2,358,652	3.4%	2,258,336	3.5%	1,375,949	1.8%
	$69,280,955	100%	$64,339,010	100%	$74,658,857	100%

On a combined basis, profit margins were 15.1%, 13.4% and 12.1% in 2005, 2004 and 2003, respectively. Total revenues increased 10.0% in 2005, while operating expenses increased only 7.7%, contributing to a more favorable combined profit margin for 2005. Although total revenues decreased 12.1% in 2004, operating expenses decreased 13.8%, contributing to a more favorable combined profit margin for 2004.

Title Insurance
Profit Margins: The Company’s title insurance profit margins vary according to a number of factors, including the volume and type of real estate activity. Profit margins for the title insurance segment were 13.1%, 13.0% and 12.2% in 2005, 2004 and 2003, respectively. The increase in premiums written contributed to the improvement in the profit margin for 2005. In 2004, the percentage decrease in operating expenses, particularly the decrease in commissions paid to agents, offset the percentage decrease in premiums written. In order to maintain and improve margins, the Company strives to identify opportunities to refine operating procedures and to implement processes designed to reduce expenses. In general, the title insurance business is a lower-margin business when compared with the Company’s other segment.
Commissions: Commissions to agents increased 4.0% from 2004 to 2005 primarily due to increased premiums from agency operations in 2005 and decreased 25.5% from 2003 to 2004 primarily due to decreased premiums from agency operations in 2004. Commission expense as a percentage of net premiums written by agents was 71.2%, 72.5% and 74.0% for 2005, 2004 and 2003, respectively. Commission rates vary geographically and may be influenced by state regulations.
Provisions for Claims: The provision for claims as a percentage of net premiums written was 10.7% in 2005 and 11.1% in 2004 and 2003. Loss provision rates are subject to variability and are reviewed and adjusted as experience develops. Declining economic conditions and/or declines in transaction volumes have historically been factors in increased claim expenses due to increased mechanics liens, defalcations and other matters which may be discovered during property foreclosures. Title claims are typically reported and paid within the first several years of policy issuance. The provision reflects actual payments of claims, net of recovery amounts, plus adjustments to the specific and incurred but not reported claims reserves, the latter of which are actuarially determined based on historical claims experience. Payments of claims, net of recoveries, were $5,149,783, $6,173,339 and $4,891,739 in 2005, 2004 and 2003, respectively. The lower amount of claims payments in 2005, when compared with 2004, can be attributed to timing issues. The increase in 2004 was primarily attributable to the increase in premiums written in recent years. Claim payments are likely to trend higher in 2006 and beyond, given the high levels of premiums written in recent years.
Reserves for Claims: At December 31, 2005, the total reserves for claims were $34,857,000. Of that total, $4,408,850 was reserved for specific claims, and $30,448,150 was reserved for claims for which the Company had no notice.  Because of the uncertainty of future claims, changes in economic conditions, and the fact that many claims do not materialize for several years, reserve estimates are subject to variability. Management analyzes historical claims experience, case reserve estimates on reported claims, large claims and other relevant factors in establishing loss provision rates. Claims reserves are reviewed as to their reasonableness by an independent actuary twice a year. The Company’s claims reserves are consistent with the independent actuary’s reserve estimates. Actuarial projections are compared with recorded reserves and any necessary adjustments are included in current operations. There are no known claims that are expected to have a materially adverse effect on the Company's financial position or operating results.
Salaries and Employee Benefits: On a consolidated basis, salaries and employee benefits as a percentage of net premiums written were 25.0%, 22.7% and 18.6% in 2005, 2004 and 2003, respectively. The increase in these costs in 2005 and 2004 was attributable to several factors, including, primarily, certain employee benefits associated with key executive employment agreements entered into in late 2003, and, to a lesser extent, additional personnel costs related to staff hired by the newly formed Investors Trust Company and the regulated investment advisory and staff additions. The title insurance segment's total salaries and employee benefits accounted for 89.1%, 89% and 93% of total salaries for 2005, 2004, and 2003, respectively.
In November 2003, ITIC, a wholly owned subsidiary of the Company, entered into employment agreements with the Chief Executive Officer, Chief Financial Officer and the Chief Operating Officer of ITIC. These individuals also serve as the Chief Executive Officer, President and Executive Vice President, respectively, of the Company. The agreements provide postemployment compensation and life, health, dental and vision benefits upon the occurrence of specific events, including death, disability, retirement, termination without cause or upon a change in control. The agreements also prohibit each of these executives from competing with ITIC and its parent, subsidiaries and affiliates in the State of North Carolina while employed by ITIC and for a period of two years following termination of their employment. In addition, during the second quarter of 2004, ITIC entered into nonqualified deferred compensation plan agreements with these executives. There was a net increase of $1,306,000 in these postemployment benefit expenses in 2005. The amount accrued for these agreements at December 31, 2005 and 2004 was calculated based on the terms of the contract.

Office Occupancy and Operations: Overall office occupancy and operations as a percentage of net premiums was 6.6%, 6.8%, and 5.6% in 2005, 2004 and 2003, respectively. The increase in office occupancy and operations expense in 2005 and 2004 compared with 2003 was primarily due to an increase in telecommunications and rent expenditures. In addition, in September 2004, additional office space was leased. The decline in office occupancy and operations as a percentage of net premiums written during 2003 was partially due to a decrease in depreciation expense of approximately $555,000, compared with prior years due to utilizing certain EDP equipment beyond their depreciable lives. The title insurance segment's total office occupancy and operations accounted for 90.9%, 90.7% and 93.1% in 2005, 2004 and 2003, respectively.
Premium and Retaliatory Taxes: Title insurance companies are generally not subject to state income or franchise taxes. However, in most states they are subject to premium and retaliatory taxes. Premium and retaliatory taxes as a percentage of premiums written were 2.03%, 1.95%, and 1.99% for the years ended December 31, 2005, 2004 and 2003, respectively.
Professional Fees: Professional fees for 2004 and 2005 compared with 2003 increased primarily due to the costs associated with anticipated compliance with Section 404 of the Sarbanes-Oxley Act of 2002, along with an increase in various other professional and legal fees.

Exchange Services
The exchange services segment's total operating expenses as a percentage of the Company's total expenses were 1.3%, 1.0% and 0.7% for 2005, 2004 and 2003, respectively. The principal operating expenses of this segment are salaries, employee benefits and payroll taxes.

Income Taxes
The provision for income taxes was 28.5%, 30.9% and 32.2% of income before income taxes for the years ended December 31, 2005, 2004, and 2003, respectively. The decreases in the effective rate for the years ended December 31, 2005 and 2004 were primarily due to increases in tax-exempt investment income. The increase in the effective rate for the year ended December 31, 2003 was primarily due to an increase in taxable income, which placed the Company in a higher tax bracket, and a change in the ratio of tax-exempt investment income to taxable income. Information regarding the components of the income tax expense can be found in Note 8 to the accompanying Consolidated Financial Statements.

Net Income (Loss)
A summary by segment of the Company's net income (loss) is as follows:

	2005		2004		2003
Title Insurance	$10,641,180	80.1%	$9,803,893	91.5%	$10,779,056	98.3%
Exchange Services	2,878,098	21.7%	1,471,527	13.7%	462,933	4.2%
All Other	(226,355)	(1.8%)	(556,254)	(5.2%)	(276,975)	(2.5%)
	$13,292,923	100%	$10,719,166	100%	$10,965,014	100%

On a consolidated basis, the Company reported an increase in net income of 24.0% in 2005 and a decrease in net income of 2.2% in 2004. The increase in 2005 was primarily due to higher premiums written and increased net income in the exchange segment, while the decrease in 2004 was primarily due to lower premiums written, partially offset by the increase in the exchange services segment income. The increase in 2003 was primarily attributable to increased premium volume and improved operating efficiencies associated with technology enhancements and expense control procedures.

Title Insurance
Net income for the title insurance segment increased 8.5% from 2004 to 2005 and was primarily attributed to increased premiums written. Net income for the title insurance segment decreased 9.0% from 2003 to 2004, primarily due to the decline in premium volume.

Exchange Services
Net income of the exchange services segment increased 95.6% from 2004 to 2005 and 217.9% from 2003 to 2004. Net income increased in 2005 and 2004 primarily due to increased interest income earned on deposits held by the Company and an increase in the demand for qualified intermediary services .

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
The majority of the Company’s investment portfolio is considered as available for sale. The Company reviews the status of its securities quarterly to determine whether an other-than-temporary impairment has occurred. The Company’s criteria include the degree to which the fair value of a security is less than its amortized cost, as well as how long the security has been in an unrealized loss position. All of the Company’s securities that have had an unrealized loss in excess of one year are bonds and equities that the Company has the ability and intent to hold until a recovery of fair value which may be until maturity.

Cash Flows: Net cash flows provided by operating activities were $17,383,090, $14,658,038 and $17,138,683 in 2005, 2004 and 2003, respectively. Cash flow from operations has been the primary source of financing for expanding operations, additions to property and equipment, dividends to shareholders and other requirements. The net increase in cash flow from operations in 2005 was primarily the result of the increase in net income and lower payments of claims, partially offset by an increase in receivables and other assets and an increase in the deferred tax benefit. The net decrease in 2004 was primarily the result of the decrease in the provision for claims and an increase in claims payments.
The principal non-operating uses of cash and cash equivalents for the three year period ended December 31, 2005, were for additions to the investment portfolio, capital expenditures and repurchases of common stock. The most significant non-operating sources of cash and cash equivalents were proceeds from the sales and maturities of certain investments and the exercise of options. The net effect of all activities on total cash and cash equivalents was an increase of $9,882,038 for 2005, a decrease of $398,913 for 2004 and an increase of $1,343,395 for 2003. As of December 31, 2005, the Company held cash and cash equivalents of $14,608,481, short term investments of $7,257,734 and fixed maturities securities of $77,121,050.
As noted previously, the Company’s operating results and cash flows are heavily dependent on the real estate market. A significant downturn in the real estate market could adversely impact the Company’s cash flows. The Company’s business has significant fixed costs such as personnel, and changes in the real estate market are monitored closely and operating expenses such as staffing levels are managed and adjusted accordingly.
Payment of Dividends: The Company believes that all anticipated cash requirements for current operations will be met from internally generated funds, through cash dividends and distributions from subsidiaries and cash generated by investment securities. The Company’s significant sources of funds are dividends and distributions from its subsidiaries. The holding company receives cash from its subsidiaries in the form of dividends and as reimbursements for operating and other administrative expenses. The reimbursements are executed within the guidelines of management agreements between the holding company and its subsidiaries. The Company's ability to pay dividends and operating expenses is dependent on funds received from the insurance subsidiaries, which are subject to regulation in the states in which they do business. As of December 31, 2005, approximately $63,412,000 of the consolidated stockholders' equity represented net assets of the Company's subsidiaries that cannot be transferred in the form of dividends, loans or advances to the parent company under statutory regulations without prior insurance department approval. These regulations, among other things, require prior regulatory approval of the payment of dividends and other intercompany transfers. The Company believes, however, that amounts available for transfer from the insurance and other subsidiaries are adequate to meet the Company's operating needs.
Purchase of Company Stock: In 2000 and 2005, the Board of Directors of ITIC and ITC, respectively approved ITIC or ITC's purchase of 500,000 shares of the Company's common stock. Subsequently, the Board of Directors approved the purchase of an additional 125,000 shares of the Company’s common stock pursuant to the plan. Pursuant to this approval, ITIC purchased 96,150 shares in the twelve months ended December 31, 2005, 37,635 shares in the twelve months ended December 31, 2004 and 41,175 shares in the twelve months ended December 31, 2003 at an average per share price of $33.32, $31.42 and $23.96, respectively.
During the twelve months ended December 31, 2005, ITIC purchased common stock for $3,203,462 and transferred common stock totaling $2,525,671 in satisfaction of stock option exercises, stock bonuses and other stock transfers. In 2005, retained earnings had a net increase of $12,204,930, after purchases and issuances of common stock reduced retained earnings by $677,791.
Capital Expenditures: During 2006, the Company has plans for various capital improvement projects, including hardware purchases and several software development projects. The Company anticipates capital expenditures of approximately $2,200,000 in connection with these purchases of electronic data processing equipment and software projects.

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

Interest Rate Risk
Interest rate risk is the risk that the Company will incur economic losses due to adverse changes in interest rates. This risk arises from the Company's investments in interest-sensitive debt securities. These securities are primarily fixed rate municipal bonds and corporate bonds. The Company does not purchase such securities for trading purposes. At December 31, 2005, the Company had approximately $55 million in fixed rate bonds. The Company manages the interest rate risk inherent in its assets by monitoring its liquidity needs and by targeting a specific range for the portfolio's duration or weighted average maturity.
To determine the potential effect of interest rate risk on interest-sensitive assets, the Company calculates the effect of a 10% change in prevailing interest rates ("rate shock") on the fair market value of these securities considering stated interest rates and time to maturity. Based upon the information and assumptions the Company uses in its calculation, management estimates that a 10% immediate, parallel increase in prevailing interest rates would decrease the net fair market value of its fixed rate debt securities by approximately $1.4 million. The selection of a 10% immediate parallel increase in prevailing interest rates should not be construed as a prediction by the Company's management of future market events, but rather, to illustrate the potential impact of such an event. To the extent that actual results differ from the assumptions utilized, the Company's rate shock measures could be significantly impacted. Additionally, the Company's calculation assumes that the current relationship between short-term and long-term interest rates (the term structure of interest rates) will remain constant over time. As a result, these calculations may not fully capture the impact of nonparallel changes in the term structure of interest rates and/or large changes in interest rates.

Equity Price Risk
Equity price risk is the risk that the Company will incur economic losses due to adverse changes in a particular stock or stock index. At December 31, 2005, the Company had approximately $8.4 million in common stocks. Equity price risk is addressed in part by varying the specific allocation of equity investments over time pursuant to management's assessment of market and business conditions and ongoing liquidity needs analysis. The Company's largest equity exposure is declines in the S&P 500; its portfolio of equity instruments is similar to those that comprise this index. Based upon the information and assumptions the Company used in its calculation, management estimates that an immediate decrease in the S&P 500 of 10% would decrease the net fair value of the Company's assets identified above by approximately $836,000. The selection of a 10% immediate decrease in the S&P 500 should not be construed as a prediction by the Company's management of future market events, but rather, to illustrate the potential impact of such an event. Since this calculation is based on historical performance, projecting future price volatility using this method involves an inherent assumption that historical volatility and correlation relationships will remain stable. Therefore, the results noted above may not reflect the Company's actual experience if future volatility and correlation relationships differ from such historical relationships.

Off-Balance Sheet Arrangements and Contractual Obligations
As a service to its customers, the Company, through ITIC, administers escrow and trust deposits representing earnest money received under real estate contracts, undisbursed amounts received for settlement of mortgage loans and indemnities against specific title risks. Cash held by the Company for these purposes was approximately $12,753,000 and $16,621,000 as of December 31, 2005 and 2004, respectively. These amounts are not considered assets of the Company and, therefore, are excluded from the accompanying consolidated balance sheets. However, the Company remains contingently liable for the disposition of these deposits.
In addition, in administering tax-deferred property exchanges, ITEC serves as a qualified intermediary for exchanges, holding the net sales proceeds from relinquished property to be used for purchase of replacement property. ITAC serves as exchange accommodation titleholder and, through LLCs that are wholly owned subsidiaries of ITAC, holds property for exchangers in reverse exchange transactions. Like-kind exchange deposits and reverse exchange property totaled $205,613,000 and $165,594,000 as of December 31, 2005 and 2004, respectively. These amounts are not considered assets of the Company and, therefore, are excluded from the accompanying consolidated balance sheets. Exchange services revenues include earnings on these deposits; therefore, investment income is shown as exchange services revenue, rather than investment income. The Company remains contingently liable for the transfers of property, disbursements of proceeds and the return on the proceeds of the agreed upon rate.
External assets managed by the Investors Trust Company totaled $235,885,000 and $38,042,000 for the years ended December 31, 2005 and 2004, respectively. Theses amounts are not considered assets of the Company and, therefore, are excluded from the accompanying consolidated balance sheets.
It is not the general practice of the Company to enter into off-balance sheet arrangements nor is it the policy of the Company to issue guarantees to third parties. Off-balance sheet arrangements are generally limited to the future payments under noncancelable operating leases, payments due under various agreements with third party service providers, and unaccrued obligations pursuant to certain executive employment agreements.

The following table summarizes the Company’s future estimated cash payments under existing contractual obligations at December 31, 2005, including payments due by period:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Operating lease obligations	$1,569,555	$658,806	$634,742	$266,148	$9,859
Reserves for claims	34,857,000	7,034,000	10,810,000	6,508,000	10,505,000
Other obligations	281,266	203,516	77,750	-	-
Obligations under executive employment plans and agreements	2,491,000	-	-	-	2,491,000
Total	$39,198,821	$7,896,322	$11,522,492	$6,774,148	$13,005,859

Recent Accounting Standards
In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”). SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes,” (“APB No. 20”) and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” The statement requires a voluntary change in accounting principle to be applied retrospectively to all prior period financial statements so that those financial statements are presented as if the current accounting principle had always been applied. APB No. 20 previously required most voluntary changes in accounting principles to be recognized by including in net income of the period of change the cumulative effect of changing to the new accounting principle. In addition, SFAS No. 154 carries forward without change the guidance contained in APB No. 20 for reporting a correction of an error in previously issued financial statements and a change in accounting estimate. SFAS No. 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005.
In December 2004, the FASB issued SFAS No. 123(R), Accounting for Stock-Based Compensation. SFAS No. 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires that the fair value of such equity instruments be recognized as an expense in the historical financial statements as services are performed. Prior to SFAS No. 123(R), only certain pro forma disclosures of fair value were required. The provisions of this Statement are effective for the first fiscal year beginning after June 30, 2005. If we had included the cost of employee stock option compensation in our consolidated financial statements, our net income for the fiscal years ended December 31, 2005, 2004 and 2003 would have decreased by $147,092, $153,228 and $145,367, respectively. We are adopting the statement on a modified prospective basis, using the Black-Scholes option pricing model to calculate the fair value of stock options. We expect that the incremental, full year- compensation expense in 2006 related to the adoption of the statement will be approximately $52,000 for the unvested portion of awards granted in prior years. The expense for awards granted after implementation of Statement No. 123( R) will be based on their grant-date fair value. The expense for awards will be based on the estimated number of awards that are expected to vest. The estimate will be revised if subsequent information indicates that the actual number of awards to vest will differ from the estimate. The estimate does not materially impact our calculation of compensation expense.

Selected Quarterly Financial Data

2005	March 31	June 30	September 30	December 31
Net premiums written	$17,106,958	$20,006,395	$20,986,100	$18,422,813
Net income	1,580,494	3,861,998	4,329,529	3,520,902
Basic earnings per common share	.62	1.51	1.69	1.38
Diluted earnings per common share	.60	1.48	1.67	1.36

2004	March 31	June 30	September 30	December 31
Net premiums written	$16,994,640	$19,669,628	$18,354,443	$16,824,734
Net income	2,221,604	2,880,395	2,927,864	2,689,303
Basic earnings per common share	.89	1.15	1.17	1.08
Diluted earnings per common share	.84	1.10	1.12	1.03

Investors Title Company and Subsidiaries
Consolidated Balance Sheets

As of December 31,	2005	2004
Assets
Cash and cash equivalents (Note 15)	$14,608,481	$4,726,443
Investments in securities (Notes 2 and 3):
Fixed maturities
Held-to-maturity, at amortized cost (fair value: 2005: $1,719,190; 2004: $2,330,129)	1,648,708	2,202,635
Available-for-sale, at fair value (amortized cost: 2005: $74,418,394; 2004: $70,371,143)	75,472,342	72,471,766
Equity securities, available-for-sale at fair value (cost: 2005: $6,221,347; 2004: $4,442,304)	9,437,678	7,240,306
Short term investments	7,257,734	10,134,321
Other investments	1,336,111	1,211,517
Total investments	95,152,573	93,260,545

Premium receivable (less allowance for doubtful accounts: 2005: $2,444,000; 2004: $2,240,000)	7,818,558	6,679,994
Accrued interest and dividends	1,010,198	753,638
Prepaid expenses and other assets	1,592,326	1,410,584
Property acquired in settlement of claims	359,980	322,517
Property, net (Note 4)	5,466,765	4,592,784
Deferred income taxes, net (Note 8)	2,462,647	1,440,247
Total Assets	$128,471,528	$113,186,752

Liabilities and Stockholders’ Equity
Liabilities
Reserves for claims (Note 6)	$34,857,000	$31,842,000
Accounts payable and accrued liabilities (Note 10)	7,928,384	7,919,651
Commissions and reinsurance payable (Note 5)	442,098	551,662
Current income taxes payable	946,790	366,168
Total liabilities	44,174,272	40,679,481

Commitments and Contingencies (Notes 5, 9, 10 and 11)
Stockholders’ Equity (Notes 2, 3, 7, 12 and 14)
Class A Junior Participating preferred stock (shares authorized 100,000; no shares issued)	-	-
Common stock-no par value (shares authorized 10,000,000; 2,549,434 and 2,481,024 shares issued and outstanding 2005 and 2004, respectively, excluding 297,783 and
374,720 shares 2005 and 2004, respectively of common held by the Company’s subsidiary)	1	1
Retained earnings	81,477,022	69,272,092
Accumulated other comprehensive income (net unrealized gain on investments) (Note 8)	2,820,233	3,235,178
Total stockholders’ equity	84,297,256	72,507,271
Total Liabilities and Stockholders’ Equity	$128,471,528	$113,186,752

See notes to the Consolidated Financial Statements.

Investors Title Company and Subsidiaries
Consolidated Statements of Income

For the Years Ended December 31,	2005	2004	2003
Revenues
Underwriting income
Premiums written (Note 5)	$76,838,399	$72,138,084	$84,383,184
Less-premiums for reinsurance ceded (Note 5)	316,133	294,639	438,229
Net premiums written	76,522,266	71,843,445	83,944,955
Investment income-interest and dividends (Note 3)	3,335,767	2,752,838	2,691,687
Net realized gain on sales of investments (Note 3)	119,015	93,656	258,718
Exchange services revenue	4,543,049	2,801,888	1,245,234
Other	3,343,781	2,349,349	2,689,277
Total Revenue	87,863,878	79,841,176	90,829,871

Operating Expenses
Commissions to agents	30,309,405	29,152,645	39,113,544
Provision for claims (Note 6)	8,164,783	7,984,339	9,292,739
Salaries, employee benefits and payroll taxes (Notes 7 and 10)	19,136,098	16,303,351	15,644,097
Office occupancy and operations (Note 9)	5,080,829	4,849,944	4,675,229
Business development	2,073,518	1,899,315	1,905,609
Taxes, other than payroll and income	523,464	453,354	347,186
Premium and retaliatory taxes	1,556,529	1,406,083	1,680,952
Professional fees	1,937,233	2,074,520	1,611,805
Other	499,096	215,459	387,696
Total Operating Expenses	69,280,955	64,339,010	74,658,857
Income before Income Taxes	18,582,923	15,502,166	16,171,014
Provision for Income Taxes (Note 8)	5,290,000	4,783,000	5,206,000
Net Income	$13,292,923	$10,719,166	$10,965,014
Basic Earnings per Common Share (Note 7)	$5.19	$4.29	$4.38
Weighted Average Shares Outstanding - Basic	2,560,418	2,496,711	2,503,659
Diluted Earnings per Common Share (Note 7)	$5.10	$4.09	$4.18
Weighted Average Shares Outstanding - Diluted	2,607,633	2,620,916	2,624,473

See notes to the Consolidated Financial Statements.

Investors Title Company and Subsidiaries
Consolidated Statements of Stockholders’ Equity

	Common Stock		Retained	Accumulated Other Comprehensive Income [Net Unrealized Gain (Loss) on	Total Stockholders’
For the Years Ended December 31, 2003, 2004 and 2005	Shares	Amount	Earnings	Investments]	Equity
Balance, January 1, 2003	2,515,804	$1	$49,613,044	$3,055,139	$52,668,184
Net income			10,965,014		10,965,014
Dividends ($.12 per share)			(300,411)		(300,411)
Shares of common stock repurchased	(41,175)		(986,479)		(986,479)
Issuance of common stock in payment of bonuses and fees	2,144		51,224		51,224
Stock options exercised	27,150		414,535		414,535
Net unrealized gain on investment				376,679	376,679
Balance, December 31, 2003	2,503,923	$1	$59,756,927	$3,431,818	$63,188,746
Net income			10,719,166		10,719,166
Dividends ($.15 per share)			(374,425)		(374,425)
Shares of common stock repurchased	(37,635)		(1,182,654)		(1,182,654)
Issuance of common stock in payment of bonuses and fees	876		28,217		28,217
Stock options exercised	13,860		324,861		324,861
Net unrealized loss on investment				(196,640)	(196,640)
Balance, December 31, 2004	2,481,024	$1	$69,272,092	$3,235,178	72,507,271
Net income			13,292,923		13,292,923
Dividends ($.16 per share)			(410,202)		(410,202)
Shares of common stock repurchased	(87,623)		(2,839,697)		(2,839,697)
Shares of common stock repurchased and retired	(8,527)		(363,765)		(363,765)
Issuance of common stock in payment of bonuses and fees	1,140		43,090		43,090
Stock options exercised	163,420		2,482,581		2,482,581
Net unrealized loss on investment				(414,945)	(414,945)
Balance, December 31, 2005	2,549,434	$1	$81,477,022	$2,820,233	$84,297,256

See notes to the Consolidated Financial Statements.

Investors Title Company and Subsidiaries
Consolidated Statements of Comprehensive Income

For the Years Ended December 31,	2005	2004	2003
Net income	$13,292,923	$10,719,166	$10,965,014
Other comprehensive income (loss), before tax:
Unrealized gains (losses) on investments arising during the year	(509,330)	(208,014)	829,443
Less: reclassification adjustment for gains realized in net income	(119,015)	(93,656)	(258,718)
Other comprehensive income (loss), before tax	(628,345)	(301,670)	570,725
Income tax expense (benefit) related to unrealized gains (losses) on
investments arising during the tax year	(172,935)	(73,187)	282,010
Income tax expense related to reclassification adjustment for gains
realized in net income	(40,465)	(31,843)	(87,964)
Net income tax expense (benefit) on other comprehensive income	(213,400)	(105,030)	194,046
Other comprehensive income (loss)	(414,945)	(196,640)	376,679
Comprehensive income	$12,877,978	$10,522,526	$11,341,693

See notes to the Consolidated Financial Statements.

Investors Title Company and Subsidiaries
Consolidated Statements of Cash Flows

For the Years Ended December 31,	2005	2004	2003
Operating Activities
Net income	$13,292,923	$10,719,166	$10,965,014
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,010,366	968,914	848,552
Amortization, net	79,525	44,303	26,409
Issuance of common stock in payment of bonuses and fees	43,090	28,217	51,224
Provision (benefit) for losses on premiums receivable	204,000	(234,000)	674,000
Net gain on disposals of property	(24,831)	(4,395)	(4,791)
Net realized gain on sales of investments	(119,015)	(93,656)	(258,718)
Provision for claims	8,164,783	7,984,339	9,292,739
Provision (benefit) for deferred income taxes	(809,000)	150,000	(786,000)
Changes in assets and liabilities:
(Increase) decrease in receivables and other assets	(1,818,329)	987,079	270,698
Increase in accounts payable and accrued liabilities	2,038,303	371,739	1,232,261
Increase (decrease) in commissions and reinsurance payables	(109,564)	(174,529)	325,151
Increase (decrease) in current income taxes payable	580,622	84,200	(606,117)
Payments of claims, net of recoveries	(5,149,783)	(6,173,339)	(4,891,739)
Net cash provided by operating activities	17,383,090	14,658,038	17,138,683

Investing Activities
Purchases of available-for-sale securities	(42,380,220)	(61,955,609)	(15,748,801)
Purchases of short term securities	(3,041,163)	(9,537,040)	(7,712,288)
Purchases of and net earnings from other investments	(653,873)	(518,467)	(486,000)
Proceeds from sales and maturities of available-for-sale securities	36,566,880	41,648,634	7,754,400
Proceeds from maturities of held-to-maturity securities	562,000	283,000	897,000
Proceeds from sales of short term securities	5,917,750	16,146,292	1,486,879
Proceeds from sales and distributions from other investments	547,743	262,511	106,100
Purchases of property	(1,897,230)	(1,504,787)	(894,238)
Proceeds from disposals of property	37,714	46,727	61,119
Net change in pending trades	(2,029,570)	1,304,006	(387,104)
Net cash used in investing activities	(6,369,969)	(13,824,733)	(14,922,933)

Financing Activities
Repurchases of common stock	(3,203,462)	(1,182,654)	(986,479)
Exercise of options	2,482,581	324,861	414,535
Dividends paid	(410,202)	(374,425)	(300,411)
Net cash used in financing activities	(1,131,083)	(1,232,218)	(872,355)

Net Increase (Decrease) in Cash and Cash Equivalents	9,882,038	(398,913)	1,343,395
Cash and Cash Equivalents, Beginning of Year	4,726,443	5,125,356	3,781,961
Cash and Cash Equivalents, End of Year	$14,608,481	$4,726,443	$5,125,356

Supplemental Disclosures
Cash Paid During the year for
Income Taxes (net of refunds)	$5,537,000	$4,553,000	$6,612,000

See notes to the Consolidated Financial Statements.

Investors Title Company and Subsidiaries
Notes to Consolidated Financial Statements

1. Basis of Presentation and Summary of Significant Accounting Policies

Description of Business—Investors Title Company's (the "Company") two primary business segments are title insurance and exchange services. The Company's title insurance segment, through its two subsidiaries, Investors Title Insurance Company ("ITIC") and Northeast Investors Title Insurance Company ("NE-ITIC"), is licensed to insure titles to residential, institutional, commercial and industrial properties. The Company issues title insurance policies primarily through approved attorneys from underwriting offices in North Carolina and South Carolina, and primarily through independent issuing agents in the District of Columbia, Alabama, Arkansas, Florida, Georgia, Illinois, Indiana, Kentucky, Louisiana, Maryland, Michigan, Minnesota, Mississippi, Missouri, Nebraska, New Jersey, New York, North Carolina, Ohio, South Carolina, Tennessee, Virginia and West Virginia. The majority of the Company's business is concentrated in Michigan, New York, North Carolina, Pennsylvania, South Carolina, Tennessee and Virginia. Investors Title Exchange Corporation ("ITEC") acts as an intermediary in tax-deferred exchanges of property held for productive use in a trade or business or for investments, while Investors Title Accommodation Corporation ("ITAC") serves as an exchange accommodation titleholder, offering a vehicle for accomplishing a reverse exchange when a taxpayer must acquire replacement property before selling the relinquished property.

Principles of Consolidation and Basis of Presentation—The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Reclassification—Certain 2004 and 2003 amounts in the accompanying consolidated financial statements have been reclassified to conform to the 2005 classifications. These reclassifications had no effect on stockholders’ equity or net income as previously reported.

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

Investments in Securities
Securities for which the Company has the intent and ability to hold to maturity are classified as held-to-maturity and reported at cost, adjusted for amortization of premiums or accretion of discounts and other-than-temporary declines in fair value. Securities held principally for resale in the near term are classified as trading securities and recorded at fair values. Realized and unrealized gains and losses on trading securities are included in other income. Securities not classified as either trading or held-to-maturity are classified as available-for-sale and reported at fair value, adjusted for other-than-temporary declines in fair value, with unrealized gains and losses, net of tax, reported as accumulated other comprehensive income. Securities are regularly reviewed for differences between the cost and estimated fair value of each security for factors that may indicate that a decline in fair value is other-than-temporary. Some factors considered in evaluating whether or not a decline in fair value is other-than-temporary include the duration and extent to which the fair value has been less than cost and the Company’s ability and intent to retain the investment for a period of time sufficient to allow for a recovery in value. Such reviews are inherently uncertain and the value of the investment may not fully recover or may decline in future periods resulting in a realized loss. Fair values of all investments are based on quoted market prices. Realized gains and losses are determined on the specific identification method.

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

Other investments
Other investments consist primarily of investments through LLC structures, which are accounted for under the equity or cost method of accounting. The Company did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of these investments.

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

Reserves for Claims
The total reserve for all reported and unreported losses the Company incurred through December 31, 2005, is represented by the reserves for claims. The Company's reserves for unpaid losses and loss adjustment expenses are established using estimated amounts required to settle claims for which notice has been received (reported) and the amount estimated to be required to satisfy incurred claims of policyholders which may be reported in the future. Despite the variability of such estimates, management believes that the reserves are adequate to cover claim losses resulting from pending and future claims for policies issued through December 31, 2005. The Company continually reviews and adjusts its reserve estimates as necessary to reflect its loss experience and any new information that becomes available. Adjustments resulting from such reviews may be significant.
Claims and losses paid are charged to the reserves for claims. Although claims losses are typically paid in cash, occasionally claims are settled by purchasing the interest of the insured or the claimant in the real property. When this event occurs, the acquiring company carries assets at the lower of cost or estimated realizable value, net of any indebtedness on the property.

Deferred Income Taxes
The Company provides for deferred income taxes (benefits) for the tax consequences on future years on temporary differences between the financial statements' carrying values and the tax bases of assets and liabilities using currently enacted tax rates.

Premiums Written and Commissions to Agents
Premiums are recorded and recognized as revenue at the time of closing of the related transaction as the earnings process is considered complete. Title insurance commissions earned by the Company's agents are recognized as expense concurrently with premium recognition.

Fair Values of Financial Instruments
Fair values for investment securities are based on quoted market prices. The carrying amounts reported in the balance sheet for short term investments, premiums receivable, accrued interest and dividends, accounts payable, commissions and reinsurance payables and current income taxes payable approximates cost, which is what is reflected on the balance sheet, due to the short-term nature of these assets and liabilities.

Comprehensive Income
The Company's accumulated other comprehensive income is solely comprised of unrealized holding gains on available-for-sale securities, net of tax.

Stock-Based Compensation Disclosure
The Company has adopted Employee Stock Option Purchase Plans (the "Plans") under which options to purchase shares (not to exceed 500,000 shares) of the Company's stock may be granted to key employees of the Company at a price not less than the market value on the date of grant. Options are exercisable and vest immediately or at 10% to 20% per year beginning on the date of grant and generally expire in five to ten years. The Company applies the intrinsic value method of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for its employee stock option plans and, accordingly, no compensation cost has been recognized.
Had compensation cost for the Plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

for the Years Ended December 31,	2005	2004	2003
Net Income
As reported	$13,292,923	$10,719,166	$10,965,014
Add back issuance of common stock in payment of bonuses and fees, net of tax	28,439	18,623	33,808
Deduct – total stock-based compensation expense under fair value method for
all awards, net of tax	(175,531)	(171,851)	(179,175)
Pro forma	$13,145,831	$10,565,938	$10,819,647
Basic earnings per common share:
As reported	$5.19	$4.29	$4.38
Pro forma	5.13	4.23	4.32
Diluted earnings per common share:
As reported	$5.10	$4.09	$4.18
Pro forma	5.06	4.03	4.12

The estimated weighted average grant-date fair value of options granted for the years ended December 31 was as follows:

for the Years Ended December 31,	2005	2004	2003
Exercise price equal to market price on date of grant:
Weighted average market price	$36.79	$28.92	$23.39
Weighted average grant-date fair value	17.03	13.47	10.78

There are no stock options granted where the exercise price is less than the market price on the date of grant.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2005, 2004 and 2003, respectively: dividend yield of .4%, .5% and .4%; expected volatility of 30%, 31% and 31%; risk-free interest rates of approximately 4.1%, 4.2% and 4.3%; and expected lives of 10 years.

Escrows and Like-Kind Exchanges
As a service to its customers, the Company, through ITIC, administers escrow and trust deposits representing earnest money received under real estate contracts, undisbursed amounts received for settlement of mortgage loans and indemnities against specific title risks. Cash held by the Company for these purposes was approximately $12,753,000 and $16,621,000 as of December 31, 2005 and 2004, respectively. In administering tax-deferred exchanges, ITEC serves as a qualified intermediary for exchanges, holding the net sales proceeds from relinquished property to be used for purchase of replacement property. ITAC serves as exchange accommodation titleholder and, through LLCs that are wholly owned subsidiaries of ITAC, holds property for exchangers in reverse exchange transactions. Like-kind exchange deposits and reverse exchange property totaled $205,613,000 and $165,594,000 as of December 31, 2005 and 2004, respectively. These amounts are not considered assets of the Company and, therefore, are excluded from the accompanying consolidated balance sheets. Exchange services revenues include earnings on these deposits; therefore, investment income is shown as exchange services revenue, rather than investment income. The Company remains contingently liable for the disposition of these deposits and for the transfers of property, disbursements of proceeds and the return on the proceeds at the agreed upon rate.

Recent Accounting Standards
In May 2005, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”). SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes,” (“APB No. 20”) and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” The statement requires a voluntary change in accounting principle to be applied retrospectively to all prior period financial statements so that those financial statements are presented as if the current accounting principle had always been applied. APB No. 20 previously required most voluntary changes in accounting principles to be recognized by including in net income of the period of change the cumulative effect of changing to the new accounting principle. In addition, SFAS No. 154 carries forward without change the guidance contained in APB No. 20 for reporting a correction of an error in previously issued financial statements and a change in accounting estimate. SFAS No. 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005.
In December 2004, the FASB issued SFAS No. 123(R), Accounting for Stock-Based Compensation. SFAS No. 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires that the fair value of such equity instruments be recognized as an expense in the historical financial statements as services are performed. Prior to SFAS No. 123(R), only certain pro forma disclosures of fair value were required. The provisions of this Statement are effective for the first fiscal year beginning after June 30, 2005. If we had included the cost of employee stock option compensation in our consolidated financial statements, our net income for the fiscal years ended December 31, 2005, 2004 and 2003 would have decreased by $147,092, $153,228 and $145,367, respectively. We are adopting the statement on a modified prospective basis, using the Black-Scholes option pricing model to calculate the fair value of stock options. We expect that the incremental, full year- compensation expense in 2006 related to the adoption of the statement will be approximately $52,000 for the unvested portion of awards granted in prior years. The expense for awards granted after implementation of Statement No. 123(R) will be based on their grant-date fair value. The expense for awards will be based on the estimated number of awards that are expected to vest. The estimate will be revised if subsequent information indicates that the actual number of awards to vest will differ from the estimate. The estimate does not materially impact our calculation of compensation expense.

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

2. Statutory Restrictions on Consolidated Stockholders' Equity and Investments
The Company has designated approximately $36,140,000 and $33,066,000 of retained earnings as of December 31, 2005 and 2004, respectively, as appropriated to reflect the required statutory premium reserve. See Note 8 for the tax treatment of the statutory premium reserve.
As of December 31, 2005 and 2004, approximately $63,412,000 and $58,014,000, respectively, of consolidated stockholders' equity represents net assets of the Company's subsidiaries that cannot be transferred in the form of dividends, loans or advances to the parent company under statutory regulations without prior insurance department approval.
Bonds totaling approximately $3,847,000 and $3,639,000 at December 31, 2005 and 2004, respectively, are deposited with the insurance departments of the states in which business is conducted. These investments are restricted as to withdrawal as required by law.

3. Investments in Securities
The aggregate fair value, gross unrealized holding gains, gross unrealized holding losses, and amortized cost for securities by major security type at December 31 were as follows:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
December 31, 2005
Fixed Maturities-
Held-to-maturity, at amortized cost-
Obligations of states and political subdivisions	$1,648,708	$70,482	$-	$1,719,190
Total	$1,648,708	$70,482	$-	$1,719,190

Fixed Maturities-
Available-for-sale, at fair value:
Obligations of states and political subdivisions	$67,895,958	$947,334	$213,343	$68,629,949
Corporate debt securities	6,522,436	319,957	-	6,842,393
Total	$74,418,394	$1,267,291	$213,343	$75,472,342

Equity Securities, available-for-sale at fair value-
Common stocks and nonredeemable preferred stocks	$6,221,347	$3,307,088	$90,757	$9,437,678
Total	$6,221,347	$3,307,088	$90,757	$9,437,678

Short term investments-
Certificates of deposit and other	$7,257,734	$-	$-	$7,257,734
Total	$7,257,734	$-	$-	$7,257,734

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
December 31, 2004
Fixed Maturities-
Held-to-maturity, at amortized cost-
Obligations of states and political subdivisions	$2,202,635	$127,494	$-	$2,330,129
Total	$2,202,635	$127,494	$-	$2,330,129

Fixed Maturities-
Available-for-sale, at fair value:
Obligations of states and political subdivisions	$62,831,726	$1,547,127	$91,373	$64,287,480
Corporate debt securities	7,539,417	644,869	-	8,184,286
Total	$70,371,143	$2,191,996	$91,373	$72,471,766

Equity Securities, available-for sale at fair value -
Common stocks and nonredeemable preferred stocks	$4,442,304	$2,844,124	$46,122	$7,240,306
Total	$4,442,304	$2,844,124	$46,122	$7,240,306

Short term investments -
Certificates of deposit and other	$10,134,321	$-	$-	$10,134,321
Total	$10,134,321	$-	$-	$10,134,321

The scheduled maturities of fixed maturity securities at December 31, 2005, were as follows:

	Available-for-Sale		Held-to-Maturity
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
Due in one year or less	$2,678,595	$2,690,500	$-	$-
Due after one year through five years	14,970,165	15,392,945	69,988	73,598
Due five years through ten years	20,798,233	21,155,343	638,601	666,460
Due after ten years	35,971,401	36,233,554	940,119	979,132
Total	$74,418,394	$75,472,342	$1,648,708	$1,719,190

Earnings on investments for the years ended December 31 are as follows:

	2005	2004	2003
Fixed maturities	$2,714,441	$2,396,282	$2,300,172
Equity securities	160,439	220,773	223,379
Invested cash and other short term investments	454,358	128,204	158,775
Miscellaneous interest	6,529	7,579	9,361
Investment Income	$3,335,767	$2,752,838	$2,691,687

Gross realized gains and losses on sales of available-for-sale securities for the years ended December 31 are summarized as follows:

	2005	2004	2003
Gross realized gains
Obligations of states and political subdivisions	$29,130	$9,633	$117,600
Debt securities of domestic corporations	18,464	25,994	-
Common stocks and nonredeemable preferred stocks	261,380	147,042	253,753
Total	308,974	182,669	371,353
Gross realized losses
Obligations of states and political subdivisions	(1,529)	(407)	(2,464)
Common stocks and nonredeemable preferred stocks	(188,430)	(88,606)	(110,171)
Total	(189,959)	(89,013)	(112,635)
Net realized gain	$119,015	$93,656	$258,718

Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous loss position at December 31, 2005 and 2004, were as follows:

	Less than 12 Months		12 Months or Longer		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
December 31, 2005	Value	Losses	Value	Losses	Value	Losses
Fixed Securities	$10,063,915	$(124,575)	$5,557,548	$(88,768)	$15,621,463	$(213,343)
Equity Securities	2,048,249	(86,022)	97,500	(4,735)	2,145,749	$(90,757)
Total temporarily impaired securities	$12,112,164	$(210,597)	$5,655,048	$(93,503)	$17,767,212	$(304,100)

	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
December 31, 2004	Value	Losses	Value	Losses	Value	Losses
Fixed Securities	$7,093,332	$(85,367)	$498,720	$(6,006)	$7,592,052	$(91,373)
Equity Securities	659,999	(46,122)	-	-	659,999	(46,122)
Total temporarily impaired securities	$7,753,331	$(131,489)	$498,720	$(6,006)	$8,252,051	$(137,495)

A total of 67 and 17 securities had unrealized losses at December 31, 2005 and December 31, 2004, respectively, and the duration of these securities range from three to more than ten years. The majority of the Company’s unrealized losses relate to its portfolio of fixed securities. The Company’s unrealized losses on its fixed securities were caused by interest rate increases. Since the decline in fair value was attributable to changes in interest rates and not credit quality, and the Company has the intent and ability to hold these securities until a recovery of fair value, the Company does not consider these investments other-than-temporarily impaired.

4. Property and Equipment
Property and equipment and estimated useful lives at December 31 are summarized as follows:

	2005	2004
Land	$1,107,582	$1,107,582
Title plant	200,000	200,000
Office buildings and improvements (25 years)	3,099,943	1,846,288
Furniture, fixtures and equipment (3 to 10 years)	6,930,165	6,837,261
Automobiles (3 years)	527,134	526,287
Total	11,864,824	10,517,418

Less accumulated depreciation	(6,398,059)	(5,924,634)
Property and equipment, net	$5,466,765	$4,592,784

5. Reinsurance
The Company assumes and cedes reinsurance with other insurance companies in the normal course of business. Premiums assumed and ceded were approximately $21,000 and $316,000, respectively, for 2005, $6,000 and $295,000, respectively, for 2004, and $6,000 and $438,000, respectively, for 2003. Ceded reinsurance is comprised of excess of loss treaties, which protects against losses over certain amounts. The Company remains liable to the insured for claims under ceded insurance policies in the event that the assuming insurance companies are unable to meet their obligations under these contracts. The Company has not paid or recovered any reinsured losses during the three years ended December 31, 2005.

6. Reserves for Claims
Changes in the reserves for claims for the years ended December 31 are summarized as follows based on the year in which the policies were written:

	2005	2004	2003
Balance, beginning of year	$31,842,000	$30,031,000	$25,630,000
Provisions related to:
Current year	9,816,189	8,171,579	12,995,785
Prior years	(1,651,406)	(187,240)	(3,703,046)
Total provision charged to operations	8,164,783	7,984,339	9,292,739
Claims paid, net of recoveries, related to:
Current year	(253,922)	(167,882)	(680,357)
Prior years	(4,895,861)	(6,005,457)	(4,211,382)
Total claims paid, net of recoveries	(5,149,783)	(6,173,339)	(4,891,739)
Balance, end of year	$34,857,000	$31,842,000	$30,031,000

In management's opinion, the reserves are adequate to cover claim losses which might result from pending and possible claims.

7. Earnings Per Share and Stock Options
The employee stock options are considered outstanding for the diluted earnings per common share calculation. The total increase in the weighted average shares outstanding related to these equivalent shares was 47,215, 124,205 and 120,814 for 2005, 2004 and 2003, respectively.

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31:

for the Years Ended December 31,	2005	2004	2003
Net Income	$13,292,923	$10,719,166	$10,965,014
Weighted average common shares outstanding - Basic	2,560,418	2,496,711	2,503,659
Incremental shares outstanding assuming
the exercise of dilutive stock options	47,215	124,205	120,814
Weighted average common shares outstanding - Diluted	2,607,633	2,620,916	2,624,473
Basic earnings per common share	$5.19	$4.29	$4.38
Diluted earnings per common share	$5.10	$4.09	$4.18

All outstanding options during 2005 and 2004 were included in the computation of diluted earnings per share because the options’ exercise prices were less than or equal to the average market price of the common shares. Options to purchase 29,600 shares of common stock were outstanding during 2003 but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares.

A summary of the status of the Company's plans as of December 31 and changes during the years ended on those dates is presented below:

	2005		2004		2003
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Options	Price	Options	Price	Options	Price
Outstanding at beginning of year	246,781	$16.45	264,891	$16.09	298,741	$15.68
Granted	3,000	36.79	7,200	28.92	22,500	23.39
Exercised	(163,420)	14.85	(13,860)	16.38	(27,150)	15.27
Forfeited	(4,360)	14.26	(11,450)	15.99	(29,200)	18.28
Outstanding at end of year	82,001	$20.50	246,781	$16.45	264,891	$16.09
Options exercisable at year-end	40,341	$21.26	176,696	$15.15	157,851	$15.18

The following table summarizes information about fixed stock options outstanding at December 31, 2005:

	Options Outstanding at Year-End			Options Exercisable at Year-End
		Weighted	Weighted		Weighted
		Average	Average		Average
	Number	Remaining	Exercise	Number	Exercise
Range of Exercise Prices	Outstanding	Contractual Life	Price	Exercisable	Price
$ 10.00-$12.00	19,265	4.4	$11.21	7,205	$10.89
13.06-15.58	10,550	4.5	14.75	6,300	14.58
17.25-19.35	3,990	6.0	18.85	1,490	18.95
20.00-22.75	21,416	5.9	21.19	9,496	20.81
25.28-36.79	26,780	5.4	29.14	15,850	29.11
$ 10.00-$36.79	82,001	5.2	$20.50	40,341	$21.26

8. Income Taxes
The components of income tax expense for the years ended December 31 are summarized as follows:

for the Years Ended December 31,	2005	2004	2003
Current:
Federal	$5,818,000	$4,442,000	$5,900,000
State	281,000	191,000	92,000
Total	6,099,000	4,633,000	5,992,000
Deferred expense (benefit):
Federal	(779,617)	196,956	(778,280)
State	(29,383)	(46,956)	(7,720)
Total	(809,000)	150,000	(786,000)
Total	$5,290,000	$4,783,000	$5,206,000

For state income tax purposes, ITIC and NE-ITIC generally pay only a gross premium tax.

At December 31, the approximate effect on each component of deferred income taxes and liabilities is summarized as follows:

for the Years Ended December 31,	2005	2004
Deferred income tax assets:
Recorded reserves for claims, net of statutory premium reserves	$1,566,686	$1,482,271
Accrued benefits and retirement services	1,514,201	1,003,020
Reinsurance and commissions payable	61,740	96,586
Allowance for doubtful accounts	830,960	761,600
Net operating loss carryforward	70,000	51,000
Other	171,346	74,650
Total	4,214,933	3,469,127
Deferred income tax liabilities:
Net unrealized gain on investments	1,449,670	1,663,447
Excess of tax over book depreciation	138,157	270,864
Discount accretion on tax-exempt obligations	26,276	24,251
Other	138,183	70,318
Total	1,752,286	2,028,880
Net deferred income tax assets	$2,462,647	$1,440,247

At December 31, 2005 and 2004, no valuation allowance was recorded. Based upon the Company’s historical results of operations, the existing financial condition of the Company and management’s assessment of all other available information, management believes that it is more likely than not that the benefit of these net deferred income tax assets will be realized.

A reconciliation of income tax as computed for the years ended December 31 at the U.S. federal statutory income tax rate (34%) to income tax expense follows:

for the Years Ended December 31,	2005	2004	2003
Anticipated income tax expense	$6,318,194	$5,270,736	$5,498,145
Increase (reduction) related to:
State income taxes, net of federal income tax benefit	185,460	126,060	55,625
Tax-exempt interest income (net of amortization)	(1,407,055)	(638,049)	(441,763)
Other, net	193,401	24,253	93,993
Provision for income taxes	$5,290,000	$4,783,000	$5,206,000

9. Leases
The Company leases certain office facilities and equipment under operating leases. Rental expense also includes occasional rental of automobiles. Rent expense totaled approximately $846,000, $746,000 and $635,000 in 2005, 2004 and 2003, respectively. The future minimum lease payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2005, are summarized as follows:

Year Ended:
2006	$658,806
2007	426,388
2008	208,354
2009	137,678
2010	128,470
2011	9,859
Total	$1,569,555

10. Retirement and Other Postretirement Benefit Plans
After three years of service, employees are eligible to participate in a Simplified Employee Pension Plan. Contributions, which are made at the discretion of the Company, are based on the employee's salary, but in no case will such contribution exceed $42,000 annually per employee. All contributions are deposited in Individual Retirement Accounts for participants. Contributions expensed under the plan were approximately $602,000, $572,000 and $533,000 for 2005, 2004 and 2003, respectively.
In November 2003, ITIC, a wholly owned subsidiary of the Company, entered into employment agreements with the Chief Executive Officer, Chief Financial Officer and the Chief Operating Officer of ITIC. These individuals also serve as the Chief Executive Officer, President and Executive Vice President, respectively, of the Company. The agreements provide compensation and life, health, dental and vision benefits upon the occurrence of specific events, including death, disability, retirement, termination without cause or upon a change in control. The agreements provide for annual salaries to be fixed by the Compensation Committee and, among other benefits, ITIC shall make quarterly contributions pursuant to a supplemental executive retirement plan on behalf of each executive equal to 22% of the base salary and bonus paid to each during such quarter. The agreements also prohibit each of these executives from competing with ITIC and its parent, subsidiaries and affiliates in the State of North Carolina while employed by ITIC and for a period of two years following termination of their employment. In addition, during the second quarter of 2004, ITIC entered into nonqualified deferred compensation plan agreements with these executives. The amount accrued for these plans at December 31, 2005 and 2004 was $2,491,000 and $1,185,000, respectively, which includes postretirement compensation and health benefits, and was calculated based on the terms of the contract. These executive contracts are accounted for on an individual contract basis.
On November 17, 2003, Investors Title Insurance Company entered into employment agreements with key executives that provide for the continuation of certain employee benefits upon retirement. The executive employee benefits include health insurance, dental insurance, vision insurance and life insurance. The plan is unfunded.

Cost of the Company’s postretirement benefit plan included the following components:

	2005	2004
Net periodic benefit cost
Service cost - benefits earned during the year	$14,366	$14,051
Interest cost on projected benefit obligation	13,675	15,499
Transition obligation	-	-
Amortization cost, net	19,797	14,485
Actuarial loss (gain)	-	-
Net periodic benefit cost at end of year	$47,838	$44,035
Funded status
Actuarial present value of future benefits:
Fully eligible active employee	$(27,846)	$(32,710)
Non-eligible active employees	(217,671)	(206,044)
Fair market value of plan assets	-	-
Funded status of accumulated pension benefit obligation	(245,517)	(238,754)
Unrecognized transition obligation	-	-
Unrecognized prior service cost	155,127	175,515
Unrecognized gain	(56,483)	(35,796)
Accumulated benefit obligation at end of year	$(146,873)	$(99,035)

Development of the accumulated postretirement benefit obligation for the years ended December 31, 2005 and 2004 includes the following:

	2005	2004
Accumulated benefit obligation at beginning of year	$99,035	$55,000
Service cost - benefits earned during the year	14,366	14,051
Interest cost on projected benefit obligation	13,675	15,499
Amortization cost, net	19,797	14,485
Accumulated benefit obligation at end of year	$146,873	$99,035

Weighted-average actuarial assumptions used to determine benefit obligations at December 31 were:

	2005	2004
Discount rate	5.75%	5.75%
Expected return on plan assets	N/A	N/A
Expected medical cost increase	5-12%	5-12%
Expected dental and vision cost increase	5%	5%

Assumed health care cost trend rates do have an effect on the amounts reported for the post-retirement benefit plan. The following illustrates the effects on the net periodic post-retirement benefit cost (NPPBC) and the accumulated post-retirement benefit obligation (APBO) of a one percentage point increase and one percentage point decrease in the assumed health care cost trend rate as of December 31, 2005:

	1-Percentage point increase	1-Percentage point decrease
1. NPPBC
Effect on the service cost component	$3,685	$(2,798)
Effect on interest cost	3,280	(2,515)
Total effect on the net periodic postretirement benefit cost	$6,965	$(5,313)
2. APBO (including active employees who are not fully eligible)
Effect on those currently receiving benefits (retirees and spouses)	$-	$-
Effect on actives fully eligible	2,387	(2,119)
Effect on actives not yet eligible	54,654	(41,618)
Total effect on the accumulated postretirement benefit obligation	$57,041	$(43,737)

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
Stockholders' equity on a statutory basis was $78,017,870 and $66,262,421 as of December 31, 2005 and 2004, respectively. Net income on a statutory basis was $12,657,658, $9,292,197 and $10,344,810 for the twelve months ended December 31, 2005, 2004 and 2003, respectively. The Company's subsidiaries complied with all applicable state insurance department requirements on December 31, 2005.

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

Provided below is selected financial information about the Company's operations by segment for the three years ended December 31, 2005, 2004 and 2003:

	Title	Exchange	All	Intersegment
	Insurance	Services	Other	Elimination	Total
2005
Operating revenues	$78,184,904	$4,543,049	$2,411,446	$(730,303)	$84,409,096
Investment income	3,041,553	18,463	324,154	(48,403)	3,335,767
Net realized gain on sales of investments	100,550	-	18,465	-	119,015
Total revenues	$81,327,007	$4,561,512	$2,754,065	$(778,706)	$87,863,878
Operating expenses	66,700,267	949,407	2,363,270	(731,989)	69,280,955
Income (loss) before taxes	$14,626,740	$3,612,105	$390,795	$(46,717)	$18,582,923
Assets	$106,407,203	$1,502,799	$20,561,526	$-	$128,471,528

2004
Operating revenues	$72,874,630	$2,801,888	$1,921,114	$(602,950)	$76,994,682
Investment income	2,651,291	7,821	147,662	(53,936)	2,752,838
Net realized gain (loss) on sales of investments	106,156	-	(12,500)	-	93,656
Total revenues	$75,632,077	$2,809,709	$2,056,276	$(656,886)	$79,841,176
Operating expenses	62,035,935	646,758	2,259,267	(602,950)	64,339,010
Income (loss) before taxes	$13,596,142	$2,162,951	$(202,991)	$(53,936)	$15,502,166
Assets	$96,880,761	$1,316,413	$14,989,578	$-	$113,186,752

2003
Operating revenues	$85,704,635	$1,245,234	$1,586,529	$(656,932)	$87,879,466
Investment income	2,631,506	2,818	99,641	(42,278)	2,691,687
Net realized gain on sales of investments	258,718	-	-	-	258,718
Total revenues	$88,594,859	$1,248,052	$1,686,170	$(699,210)	$90,829,871
Operating expenses	73,444,721	495,119	1,375,949	(656,932)	74,658,857
Income (loss) before taxes	$15,150,138	$752,933	$310,221	$(42,278)	$16,171,014
Assets	$90,844,552	$626,771	$9,000,488	$-	$100,471,811

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
The Rights expire on November 11, 2012, and are redeemable upon action by the Board of Directors at a price of $0.01 per right at any time before they become exercisable. Until the Rights become exercisable, they are evidenced only by the common stock certificates and are transferred with and only with such certificates.

15. Concentration of Risk
 Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company invests its cash and cash equivalents into high credit quality security instruments. Deposits which exceed $100,000 at each institution are not insured by the Federal Deposit Insurance Corporation. Of the $14.6 million in cash and cash equivalents on hand at December 31, 2005, $5.5 million was not insured by the Federal deposit Insurance Corporation.
The Company generates a significant amount of title insurance premiums in North Carolina. In 2005, 2004 and 2003, North Carolina accounted for 47.2%, 45.1% and 36.9% of total direct title premiums, respectively.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Investors Title Company
Chapel Hill, North Carolina

We have audited the accompanying consolidated balance sheets of Investors Title Company and Subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Investors Title Company and Subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Dixon Hughes PLLC
Dixon Hughes PLLC
High Point, North Carolina March 16, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Investors Title Company:

We have audited the accompanying consolidated statement of income, comprehensive income, stockholders' equity and cash flow of Investors Title Company and its subsidiaries (the "Company") for the year ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of its operations and cash flow of the Company for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Raleigh, North Carolina March 25, 2004