Form 10-K, Exhibit 13
period 2006-12-31
INVESTORS TITLE CO
filed 2007-03-09
CIK 720858

Exhibit 13
Common Stock Data
The Common Stock of the Company is traded under the symbol "ITIC" in the over-the-counter market and is quoted on the National Market System of the National Association of Securities Dealers Automated Quotation System ("NASDAQ"). The number of record holders of common stock at December 31, 2006 was 481. The number of record holders is based upon the actual number of holders registered on the books of the Company at such date and does not include holders of shares in “street names” or persons, partnerships, associations, corporations or other entities identified in security position listings maintained by depository trust companies. The following table shows the high and low sales prices reported on the NASDAQ National Market System.

	2006		2005
	High	Low	High	Low
First Quarter	$48.99	$40.17	$42.00	$35.50
Second Quarter	$47.88	$40.02	$38.92	$34.27
Third Quarter	$48.99	$42.94	$42.99	$34.94
Fourth Quarter	$54.76	$45.50	$44.75	$37.77

The Company paid cash dividends of $0.06 per share in each of the four quarters in 2006. The Company paid cash dividends of $0.04 per share in each of the four quarters in 2005.

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

Market Makers for 2006

The Archipelago Exchange	Davenport & Company LLC	Nasdaq Execution Services LLC
Automated Trading Desk	E*Trade Capital Markets LLC	UBS Securities LLC
Citadel Derivatives Group LLC	Ferris, Baker Watts, Inc.
Citigroup Global Markets Inc.	Knight Equity Markets , L.P.

Financial Highlights

For the Year	2006	2005	2004	2003	2002
Net premiums written	$70,196,467	$76,522,266	$71,843,445	$83,944,955	$67,298,617
Revenues	84,661,716	87,863,878	79,841,176	90,829,871	72,852,340
Investment income	4,326,335	3,335,767	2,752,838	2,691,687	2,806,808
Net income	13,185,434	13,292,923	10,719,166	10,965,014	8,108,842

Per Share Data
Basic earnings per common share	$5.22	$5.19	$4.29	$4.38	$3.22
Weighted average shares outstanding—Basic	2,527,927	2,560,418	2,496,711	2,503,659	2,517,328
Diluted earnings per common share	$5.14	$5.10	$4.09	$4.18	$3.12
Weighted average shares outstanding—Diluted	2,564,216	2,607,633	2,620,916	2,624,473	2,597,979
Cash dividends per share	$.24	$.16	$.15	$.12	$.12

At Year End
Assets	$143,516,378	$128,471,528	$113,186,752	$100,471,811	$84,637,146
Investments in securities	121,580,046	95,152,573	93,260,545	79,842,183	65,336,439
Stockholders' equity	95,275,663	84,297,256	72,507,271	63,188,746	52,668,184
Book value/share	38.00	33.07	29.22	25.24	20.93

Performance Ratios
Net income to:
Average stockholders' equity	14.69%	16.95%	15.80%	18.93%	16.73%
Total revenues (profit margin)	15.57%	15.13%	13.43%	12.07%	11.13%

Investors Title Company

	Period Ending
Index	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
Investors Title Company	100.00	148.86	202.97	243.29	278.49	354.53
Custom Peer Group*	100.00	133.48	200.10	249.26	309.80	248.21
NASDAQ Composite	100.00	68.76	103.67	113.16	115.57	127.58

*The Custom Peer Group consists of Fidelity National Financial, Inc., First American Corporation, LandAmerica Financial
Group, Inc., and Stewart Information Services Corporation.

Investors Title Company and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements and the related notes in this report.

Overview

Title Insurance: Investors Title Company (the "Company") engages primarily in two segments of business. Its primary business activity is the issuance of title insurance through two subsidiaries, Investors Title Insurance Company ("ITIC") and Northeast Investors Title Insurance Company ("NE-ITIC"), which accounted for 90% of the Company’s operating revenues in 2006. Through ITIC and NE-ITIC, the Company underwrites land title insurance for real estate owners and mortgagees as a primary insurer. Title insurance protects against loss or damage resulting from title defects that affect real property.

There are two basic types of title insurance policies - one for the mortgage lender and one for the real estate owner. A lender often requires property owners to purchase title insurance to protect the lender’s position as a holder of a mortgage loan, but the lender's title insurance policy does not protect the property owner. The property owner has to purchase a separate owner's title insurance policy to protect their investment. When real property is conveyed from one party to another, occasionally there is an undisclosed defect in the title or a mistake or omission in a prior deed, will or mortgage that may give a third party a legal claim against such property. If a claim is made against real property, title insurance provides indemnification against insured defects. The title insurer has the option to retain counsel and pay the legal expenses to eliminate or defend against any title defects, pay any third party claims arising from errors in title examination and recording or pay the insured’s actual losses, up to policy limits, arising from defects in title as defined in the policy.

ITIC delivers title insurance coverage through a home office, branch offices and issuing agents. In North Carolina, ITIC issues policies primarily through a home office and 27 branch offices. The Company also has branch offices in South Carolina and Nebraska. In other states, title policies are issued primarily through issuing agents. Issuing agents are typically real estate attorneys or subsidiaries of community and regional mortgage lending institutions, depending on local customs and regulations and the Company’s marketing strategy in a particular territory. The ability to attract and retain issuing agents is a key determinant of the Company’s growth in premiums written.

The Company's overall level of premiums written is affected by real estate activity. In turn, real estate activity is affected by a number of factors, including the level of interest rates, the availability of mortgage funds, the level of real estate transactions and mortgage refinance activity, the cost of real estate, employment levels, family income levels and general economic conditions. Generally, real estate activity declines as a result of higher interest rates or an economic downturn, thus leading to a corresponding decline in title insurance premiums written and profitability of the Company. The cyclical nature of the land title insurance industry has historically caused fluctuations in revenues and profitability, and it is expected to continue to do so in the future. The Company’s title business also experiences seasonality in addition to cyclicality. Revenues for this segment result from refinance activity, purchases of new and existing residential and commercial real estate, and certain other types of mortgage lending such as home equity lines of credit.

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

Premiums are determined by competition and state regulation. In addition, revenue from the Company’s title insurance segment is affected by its marketing efforts. While timing and content are uncertain, the Department of Housing and Urban Development continues to indicate that it would like to revise Real Estate Settlement Procedures Act regulations, which would result in changes to the existing industry regulatory framework that could have a material impact on the Company’s marketing and operations. In addition, premium rate hearings will be conducted by the New York State Insurance Department in 2007 where rates will be considered industry wide.

Exchange Services: The Company's second business segment provides customer services in connection with tax-deferred real property exchanges through its subsidiaries, Investors Title Exchange Corporation ("ITEC") and Investors Title Accommodation Corporation ("ITAC"). ITEC serves as a qualified intermediary in §1031 like-kind exchanges of real or personal property. In its role as qualified intermediary, ITEC coordinates the exchange aspects of the real estate transaction with the closing agents. ITEC's duties include drafting standard exchange documents, holding the exchange funds between the sale of the old property and the purchase of the new property, and accepting the formal identification of the replacement property within the required identification period. ITAC serves as exchange accommodation titleholder in reverse exchanges. As exchange accommodation titleholder, ITAC offers a vehicle for accommodating a reverse exchange when the taxpayer must acquire replacement property before selling the relinquished property.

Factors that influence the title insurance industry will also generally affect the exchange services industry. In addition, the services provided by the Company’s exchange services segment are pursuant to provisions in the Internal Revenue Code. From time to time, these provisions are subject to review and proposed changes.

On February 3, 2006, the IRS proposed new regulations which, if adopted, may negatively affect the ability of qualified intermediaries to retain a portion of the interest earned on exchange funds held during exchange transactions. If passed as proposed, these regulations would materially adversely impact the exchange services segment and the Company’s net income, since a significant portion of the exchange segment’s revenues are based on retaining a portion of the interest income earned on deposits held by the Company. A public hearing on the proposed regulations was held on June 6, 2006, but no official response has been issued by the IRS on whether or not they plan to finalize the regulations as proposed.

Other Services: Other services include those offered by Investors Trust Company (“Investors Trust”), Investors Capital Management Company ("ICMC") and Investors Title Management Services, Inc. (“ITMS”), wholly owned subsidiaries of the Company. In conjunction with Investors Trust, ICMC provides investment management and trust services to individuals, companies, banks and trusts. ITMS offers a variety of consulting services to provide partners with the technical expertise to start and successfully operate a title insurance agency.

Operating Results: As noted previously, since the title insurance business is closely related to the overall level of real estate activity and the cost and availability of mortgage funds, and title insurance volumes generally fluctuate based on the effect changes in interest rates have on the level of real estate activity, any substantial increases in interest rates will likely have a negative impact on mortgage originations. During all quarters of 2006, net premiums declined primarily as a result of a softening real estate market and an overall higher interest rate environment, causing lower levels of real estate activity in the Company’s operating territories. According to data published by Freddie Mac, the annual average thirty-year fixed mortgage interest rates in the United States were reported to be 6.41%, 5.87% and 5.84% in 2006, 2005 and 2004, respectively.

During 2006, the quarterly average thirty-year fixed mortgage interest rates were 6.24%, 6.60%, 6.56% and 6.25% for the first, second, third and fourth quarters, respectively. Total refinancing volume in the United States for 2006 was approximately $1.11 trillion, which was $0.4 trillion less than the preceding year according to the Mortgage Bankers Association of America.

In recent years, the Company and the title insurance industry have experienced significant increases in premiums written related to the strength of the United States real estate economy and increases in mortgage refinancing. In 2006 and 2005, refinance activity was lower than prior years due to moderate increases in the interest rate environment that began in 2005. Existing home sales, which represent the majority of all real estate transactions, reached a new record high in 2005 for the fifth year in a row. After this five-year housing boom, the market has slowed during 2006. Historically, activity in real estate markets has varied over the course of market cycles in response to evolving economic factors. Operating results for the years ended 2004, 2005 and 2006, therefore, should not be viewed as indicative of the Company's future operating results. The Company continues to monitor and strives to manage operating expenses with knowledge of the potential for further declines in title insurance revenues if interest rates continue to rise or the economy slows.

Credit Rating

ITIC has been recognized by two independent Fannie Mae-approved actuarial firms, Demotech, Inc. and LACE Financial Corporation, with rating categories of "A Double Prime" and "A." NE-ITIC's financial stability also has been recognized by Demotech, Inc. and LACE Financial Corporation (“LACE”) with rating categories of "A Double Prime" and "A+." According to Demotech, title insurance underwriters earning a financial stability rating of A Double Prime possess unsurpassed financial stability related to maintaining positive surplus as regards policyholders, regardless of the severity of a general economic downturn or deterioration in the title insurance cycle. A LACE rating of "A+" or "A" indicates that a title insurance company has a strong overall financial condition that will allow it to meet its future claims, and that, generally, the company has good operating earnings, is well-capitalized and has adequate reserves. Since ITIC's and NE-ITIC's ratings are either at the highest rank or next-to-highest rank, any increase in such ratings would have a negligible impact on the business or finances of the Company. A significant decline in these ratings may, among other things, lead to a decrease in the Company's stock price, the loss of certain licenses ITIC and NE-ITIC need to operate as title insurance companies in various states and the Company's ability to maintain strong relationships with its customers and agents.

Critical Accounting Estimates and Policies

This discussion and analysis of the Company’s financial condition and results of operations is based upon the Company’s accompanying Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The Company's management makes various estimates and judgments when applying policies affecting the preparation of the Consolidated Financial Statements. Actual results could differ from those estimates. Significant accounting policies of the Company are discussed in Note 1 to the accompanying Consolidated Financial Statements. Following are those accounting estimates and policies considered critical to the Company.

Reserves for Claim Losses

The total reserve for all reported and unreported losses the Company incurred on its income statement through December 31, 2006 is represented by the reserve for claims of $36,906,000 on the consolidated balance sheet. Of that total, $5,684,431 was reserved for specific claims, and $31,221,569 was reserved for claims for which the Company had no notice. The Company's reserves for unpaid losses and loss adjustment expenses are established using estimated amounts required to settle claims for which notice has been received (reported) and the amount estimated to be required to satisfy incurred claims of policyholders which may be reported in the future (incurred but not reported).

In accordance with the requirements of paragraph 17 of Statement of Financial Accounting Standards No. 60, a provision for estimated future claims payments is recorded at the time policy revenue is recorded. The Company records the claims provision as a percentage of premium income. By their nature, title claims can often be complex, vary greatly in dollar amounts, and are affected by economic and market conditions; and may involve uncertainties as to ultimate exposure, and therefore, reserve estimates are subject to variability. The payment experience of the title insurance industry may extend for more than 20 years after the issuance of a policy. In addition, some claims may require a number of years to settle and determine the final liability for indemnity and loss adjustment expense. The nature of title insurance makes its claims experience particularly sensitive to economic conditions or events such as changes in interest rates or declines in home sales. Events such as fraud, defalcation and multiple property defects can substantially and unexpectedly cause increases in estimates of losses. Due to the length of time over which claim payments are made, and regularly occurring changes in underlying economic and market conditions, these estimates are subject to variability.

The Company utilizes an independent actuary to analyze its claims reserves. The methods used by the actuary to establish reserves are loss development methods, expected loss methods and Cape Cod methods, all of which are accepted actuarial methods for estimating ultimate losses and, therefore, loss reserves. In the loss development method, each policy year’s paid or incurred losses are projected to an “ultimate” level using loss development factors. The selected loss development factors are based on a combination of the Company’s historical loss experience and title industry loss experience. In the Cape Cod method, expected losses for one policy year are estimated based on the loss results for the other policy years, trended to the level of the policy year being estimated. Expected loss methods produce more stable ultimate loss estimates than do loss development methods, which are more responsive to the current loss data.

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

If one or more of the variables or assumptions used changed such that the Company’s recorded loss ratio, or loss provision as a percentage of net title premiums, increased or decreased two loss ratio percentage points, the impact on after-tax income for the year ended December 31, 2006, would be as follows. Company management believes that using a sensitivity of two loss percentage points for the loss ratio provides a reasonable benchmark for analysis of the calendar year loss provision of the Company based on historical loss ratios by year.

Increase in Loss Ratio of two percentage points	$(927,000)
Decrease in Loss Ratio of two percentage points	$927,000

Despite the variability of such estimates, management believes based on historical claims experience and independent actuarial analysis that the reserves are adequate to cover claim losses resulting from pending and future claims for policies issued through December 31, 2006. The Company continually reviews and adjusts its reserve estimates to reflect its loss experience and any new information that becomes available.

Premiums Written and Commissions to Agents

Generally, title insurance premiums are recorded and recognized as revenue at the time of closing of the related transaction as the earnings process is then considered complete. Policies or commitments are issued upon receipt of final certificates or preliminary reports with respect to titles. Title insurance commissions earned by the Company's agents are recognized as expense concurrently with premium recognition.

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

Deferred Tax Asset

The Company recorded net deferred tax assets at December 31, 2006 and 2005 related primarily to reserves for claims, allowance for doubtful accounts and employee benefits, related to employment agreements and accruals related to uncompensated balances. Based upon the Company's historical results of operations, the existing financial condition of the Company and management's assessment of all other available information, management believes that it is more likely than not that the benefit of these assets will be realized.

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

	2006		2005		2004
Title Insurance	$71,733,763	89.9%	$78,046,368	92.5%	$72,750,874	94.5%
Exchange Services	5,980,027	7.5%	4,543,049	5.4%	2,801,888	3.6%
All Other	2,070,533	2.6%	1,819,679	2.1%	1,441,920	1.9%
	$79,784,323	100%	$84,409,096	100%	$76,994,682	100%

Title Insurance

Net Premiums: Net premiums written decreased 8.3% in 2006 from 2005 and increased 6.5% in 2005 over 2004. During 2006, revenues were primarily impacted by the decline in net premiums written due to lower levels of real estate sales and mortgage refinancing activity compared with the prior year, primarily as a result of higher mortgage interest rates. During 2005, revenues were primarily impacted by the increase in premiums written as compared with 2004 due to the ongoing strength in real estate activity.

Policies and Commitments: The volume of business decreased in 2006, as 248,341 policies and commitments were issued in 2006, which is a decrease of 9.3% compared with 273,857 policies and commitments issued in 2005. In 2005, although net premiums written increased, the number of policies declined slightly from 2004 due to the slowdown in refinancing activity, which typically has lower premiums per transaction compared with other rates. The number of policies and commitments issued decreased by 3.5% compared with 283,696 policies and commitments issued in 2004.

Following is a schedule of net premiums written in all states where ITIC and NE-ITIC currently underwrite title insurance:

State	2006	2005	2004
Illinois	$1,115,890	$1,000,273	$948,022
Kentucky	2,292,194	2,115,579	1,710,387
Maryland	1,532,915	1,754,867	1,494,686
Michigan	3,488,984	4,591,639	4,896,239
Minnesota	1,055,214	1,076,155	1,063,819
New York	2,436,563	3,248,635	3,495,587
North Carolina	35,200,769	36,269,649	32,515,123
Pennsylvania	1,472,615	1,687,410	2,634,407
South Carolina	7,177,871	7,011,099	6,464,495
Tennessee	2,466,956	2,767,576	2,954,957
Virginia	6,734,698	7,740,671	7,038,474
West Virginia	2,132,330	2,246,142	1,864,216
Other States	3,508,892	5,307,728	5,051,709
Direct Premiums	70,615,891	76,817,423	72,132,121
Reinsurance Assumed	22,158	20,976	5,963
Reinsurance Ceded	(441,582)	(316,133)	(294,639)
Net Premiums Written	$70,196,467	$76,522,266	$71,843,445

 Branch Office Net Premiums: Branch office net premiums written as a percentage of total net premiums written were 46.1%, 44.6% and 44.0% in 2006, 2005 and 2004, respectively. Net premiums written from branch operations decreased 5.1% in 2006 compared with 2005 and increased 7.9% in 2005 compared with 2004. Of the Company's 29 branch locations that underwrite title insurance policies, 27 are located in North Carolina and, as a result, branch net premiums written primarily represent North Carolina business.

Agency Net Premiums: Agency net premiums written as a percentage of total net premiums written were 53.9%, 55.4% and 56.0% in 2006, 2005 and 2004, respectively. Net premiums written from agency operations decreased 10.8% in 2006 compared with 2005 and increased 5.4% in 2005 compared with 2004. The majority of the decrease in agency net premiums written in 2006 can be attributed to the general slowdown in real estate activity and the rise in mortgage interest rates. Agent business is also affected by the number of agents issuing policies and by the amount of business agents generate. The majority of the increase in agency net premiums written in 2005 could be attributed to the general ongoing strength in real estate activity in 2005.

Exchange Services

Operating revenues from the Company's two subsidiaries that provide tax-deferred exchange services (ITEC and ITAC) increased 31.6% from 2005 to 2006 and 62.1% from 2004 to 2005. The increase in 2006 compared with 2005 was primarily due to higher levels of interest income earned on exchange fund deposits held by the Company, resulting from higher current interest rates. The Company has also focused on increased marketing and education efforts. The increase in 2005 was primarily due to increased interest income earned on deposits held by the Company and an increased demand for qualified intermediary services. Also, see Overview section for discussion of proposed IRS rules.

Cyclicality and Seasonality

Title Insurance

Title insurance premiums are closely related to the level of real estate activity and the average price of real estate sales. The availability of funds to finance purchases directly affects real estate sales. Home sales and mortgage lending are highly cyclical businesses. Other factors include mortgage interest rates, consumer confidence, economic conditions, supply and demand, and family income levels. Historically, residential real estate activity has been generally slower in the winter because fewer real estate transactions occur, while the spring and summer are more active. Refinance activity is generally less seasonal, but it is subject to interest rate volatility. Fluctuations in mortgage interest rates, as well as other economic factors, can cause shifts in real estate activity outside of the normal seasonal pattern.

Exchange Services

Seasonal factors affecting the level of real estate activity and the volume of title premiums written will also affect the demand for exchange services. Slowing real estate sales led to a decline in average balances of deposits held at year-end.

Other Revenues

 Other revenues primarily include investment management fee income and agency service fees, as well as search fee and other ancillary fees and income related to the Company’s other equity method investments. Other revenues increased in 2006 compared with the prior year primarily due to increases in investment management fee income generated by the Company’s trust division, partially offset by a decrease in the closing fee income.

Nonoperating Revenues

Investment Income

The Company derives a substantial portion of its income from investments in bonds (municipal and corporate) and equity securities. The Company's title insurance subsidiaries are required by statute to maintain minimum levels of investments in order to protect the interests of policyholders. Bonds totaling approximately $5,724,000 and $3,847,000 at December 31, 2006 and 2005, respectively, are deposited with the insurance departments of the states in which business is conducted. In formulating its investment strategy, the Company has emphasized after-tax income. Investments in marketable securities have increased from Company profits. The investments are primarily in fixed maturity securities and, to a lesser extent, equity securities. The effective maturity of the majority of the fixed income investments is within 15 years.

As new funds become available, they are invested in accordance with the Company's investment policy and corporate goals. Securities purchased may include a combination of taxable fixed-income securities, tax-exempt securities and equities. The Company strives to maintain a high quality investment portfolio.

Investment income was $4,326,335 in 2006, compared with $3,335,767 in 2005 and $2,752,838 in 2004. Investment income increased 29.7% from 2005 to 2006 and 21.2 % from 2004 to 2005. The increases in 2006 and 2005 were primarily attributable to increases in the average investment portfolio balance and higher rates of interest earned on short-term investments.

Net Realized Gain on Sales of Investments

 Net realized gain on the sales of investment securities totaled $551,058 in 2006, $119,015 in 2005 and $93,656 for 2004. The increase in net realized investment gain in 2006 was primarily the result of capital gains realized on the sale of equity securities sold during the first quarter of 2006 primarily due to a repositioning of the Company’s investment portfolio.

Expenses

The Company’s operating expenses consist primarily of commissions to agents, salaries, employee benefits and payroll taxes, provisions for claims and office occupancy and operations. Operating expenses decreased 2.8% compared with 2005 primarily due to a decline in commissions paid to agents and a lower claims provision. Partially offsetting these decreases were increases in compensation expenses, office occupancy expenses, and professional and contract labor fees. Following is a summary by segment of the Company's operating expenses. Intersegment eliminations have been netted with each segment; therefore, the individual segment amounts will not agree to Note 13 in the accompanying Consolidated Financial Statements.

	2006		2005		2004
Title Insurance	$62,962,703	93.5%	$66,014,889	95.3%	$61,440,491	95.5%
Exchange Services	1,346,743	2.0%	907,414	1.3%	640,183	1.0%
All Other	3,022,836	4.5%	2,358,652	3.4%	2,258,336	3.5%
	$67,332,282	100%	$69,280,955	100%	$64,339,010	100%

On a combined basis, profit margins were 15.6%, 15.1% and 13.4% in 2006, 2005 and 2004, respectively. Total revenues decreased 3.6% in 2006, while operating expenses decreased only 2.8%. The provision for income taxes decreased 21.7% contributing to a more favorable combined profit margin for 2006. Total revenues increased 10.0% in 2005, while operating expenses increased 7.7%, contributing to a favorable combined profit margin for 2005.

Title Insurance

Profit Margins: The Company’s title insurance profit margins vary according to a number of factors, including the volume and type of real estate activity. Profit margins for the title insurance segment were 12.7%, 13.1% and 13.0% in 2006, 2005 and 2004, respectively. The decline in the profit margin for 2006 was affected by the decrease in premiums written. In order to maintain and improve margins, the Company strives to manage discretionary costs carefully and be vigilant for opportunities to improve processes and efficiencies.

Commissions: Commissions to agents decreased 11.9% from 2005 to 2006 primarily due to decreased premiums from agency operations in 2006 and increased 4.0% from 2004 to 2005 primarily due to increased premiums from agency operations in 2005. Commission expense as a percentage of net premiums written by agents was 70.6%, 71.5% and 72.5% for 2006, 2005 and 2004, respectively. Commission rates vary geographically and may be influenced by state regulations.

Provisions for Claims: The provision for claims as a percentage of net premiums written was 10.5% in 2006, 10.7% in 2005 and 11.1% in 2004. Loss provision rates are subject to variability, and are reviewed and adjusted as experience develops. Declining economic conditions and/or declines in transaction volumes have historically been factors in increased claim expenses due to increased mechanics liens, defalcations and other matters, which may be discovered during property foreclosures. Title claims are typically reported and paid within the first several years of policy issuance. The provision reflects actual payments of claims, net of recovery amounts, plus adjustments to the specific and incurred but not reported claims reserves, the latter of which are actuarially determined. Payments of claims, net of recoveries, were $5,356,211, $5,149,783 and $6,173,339 in 2006, 2005 and 2004, respectively. The decrease in 2005 compared with 2004 was primarily attributable to timing issues. Claim payments are likely to trend higher in 2007 and beyond, given the high levels of premiums written in recent years.

Reserves for Claims: At December 31, 2006, the total reserves for claims were $36,906,000. Of that total, $5,684,431 was reserved for specific claims, and $31,221,569 was reserved for claims for which the Company had no notice.  Because of the uncertainty of future claims, changes in economic conditions, and the fact that many claims do not materialize for several years, reserve estimates are subject to variability. Management analyzes historical claims experience, case reserve estimates on reported claims, large claims and other relevant factors in establishing loss provision rates. Claims reserves are reviewed as to their reasonableness by an independent actuary. The Company’s claims reserves are consistent with the independent actuary’s reserve estimates. Actuarial projections are compared with recorded reserves and any necessary adjustments are included in current operations. There are no known claims that are expected to have a materially adverse effect on the Company's financial position or operating results.

Salaries and Employee Benefits: On a consolidated basis, salaries and employee benefits as a percentage of net premiums written were 28.5%, 25.0% and 22.7% in 2006, 2005 and 2004, respectively. The increase in these costs in 2006 and 2005 was attributable to several factors, including salary increases, certain employee benefits associated with key executive employment agreements entered into in late 2003, additional personnel costs related to staff hired by the recently formed Investors Trust Company, and other staff additions. The title insurance segment's total salaries and employee benefits accounted for 85.3%, 89.1% and 89.0% of total salaries for 2006, 2005, and 2004, respectively.

In November 2003, ITIC, a wholly owned subsidiary of the Company, entered into employment agreements with the Chief Executive Officer, Chief Financial Officer and the Chief Operating Officer of ITIC. These individuals also serve as the Chief Executive Officer, President and Executive Vice President, respectively, of the Company. The agreements provide postemployment compensation and life, health, dental and vision benefits upon the occurrence of specific events, including death, disability, retirement, termination without cause or upon a change in control. The agreements also prohibit each of these executives from competing with ITIC and its parent, subsidiaries and affiliates in the state of North Carolina while employed by ITIC and for a period of two years following termination of their employment. In addition, during the second quarter of 2004, ITIC entered into nonqualified deferred compensation plan agreements with these executives. The amount accrued for these agreements at December 31, 2006 and 2005 was calculated based on the terms of the contract.

Office Occupancy and Operations: Overall office occupancy and operations as a percentage of net premiums was 8.1%, 6.6% and 6.8% in 2006, 2005 and 2004, respectively. The increase in office occupancy and operations expense in 2006 compared with 2005 was primarily due to telecommunications and depreciation expense and investments in infrastructure and technology. The increase in office occupancy and operations expense in 2005 and 2004 compared with 2003 was primarily due to an increase in telecommunications and rent. The title insurance segment's total office occupancy and operations accounted for 90.8%, 90.9% and 90.7% in 2006, 2005 and 2004, respectively, of total office occupancy and operations.

Premium and Retaliatory Taxes: Title insurance companies are generally not subject to state income or franchise taxes. However, in most states they are subject to premium and retaliatory taxes. Premium and retaliatory taxes as a percentage of premiums written were 1.9%, 2.0% and 2.0% for the years ended December 31, 2006, 2005 and 2004, respectively.

Professional Fees: Professional fees for 2006 compared with 2005 increased primarily due to investments in infrastructure and technology, contract labor fee increases and costs associated with the implementation of provisions of Section 404 of the Sarbanes-Oxley Act of 2002, which included increased costs associated with the Company’s independent registered public accounting firm. Professional fees for 2005 and 2004 compared with 2003 increased primarily due to the costs associated with anticipated compliance with Section 404 of the Sarbanes-Oxley Act of 2002, which included increased costs associated with outside consultants, along with an increase in various professional and legal fees.

Exchange Services

The exchange services segment's total operating expenses as a percentage of the Company's total expenses were 2.0%, 1.3% and 1.0% for 2006, 2005 and 2004, respectively. The principal operating expenses of this segment are salaries, employee benefits and payroll taxes.

Income Taxes

The provision for income taxes was 23.9%, 28.5% and 30.9% of income before income taxes for the years ended December 31, 2006, 2005 and 2004, respectively. The decreases in the effective rate for the years ended December 31, 2006 and 2005 were primarily due to a higher mix of tax-exempt investment income relative to taxable income. Information regarding the components of the income tax expense can be found in Note 8 to the accompanying Consolidated Financial Statements.

Net Income (Loss)

A summary by segment of the Company's net income (loss) follows:

	2006		2005		2004
Title Insurance	$9,619,084	73.0%	$10,641,180	80.1%	$9,803,893	91.5%
Exchange Services	3,840,423	29.1%	2,878,098	21.7%	1,471,527	13.7%
All Other	(274,073)	(2.1%)	(226,355)	(1.8%)	(556,254)	(5.2%)
	$13,185,434	100%	$13,292,923	100%	$10,719,166	100%

On a consolidated basis, the Company reported a decrease in net income of 0.8% from 2005 to 2006 and an increase in net income of 24.0% from 2004 to 2005. Lower net income in 2006 is primarily a reflection of downward trends in home sales and mortgage lending resulting primarily from a higher interest rate environment. The decline in premiums written was partially offset by increases in investment income and revenue in the 1031 exchange services segment. Operating expenses decreased compared with the 2005 period primarily due to a decline in commissions paid to agents and a lower claims provision amount. Partially offsetting these decreases were higher compensation expenses, increases in office occupancy and operations expenses and various professional and contract labor fees. The increase in net income in 2005 was primarily due to higher premiums written and increased net income in the exchange segment. The decrease in 2004 was primarily due to lower premiums written, partially offset by the increase in the exchange services segment income.

Title Insurance

Net income for the title insurance segment decreased 9.6% from 2005 to 2006 and was primarily attributed to decreased premiums written and increases in salaries and employee benefits, office occupancy and operations, and professional and contract labor fees. Net income for the title insurance segment increased 8.5% from 2004 to 2005 and was primarily attributed to increased premiums written.

Exchange Services

Net income for the exchange services segment increased 33.4% from 2005 to 2006 and 95.6% from 2004 to 2005. Net income increased in 2006 primarily due to increased interest income earned on deposits held by the Company, resulting from higher current interest rates. The increase in 2005 compared with 2004 was primarily attributable to increased interest income earned on deposits held by the Company due to increases in the average investment portfolio balance, and partially to higher rates of interest earned on short-term investments, in addition to an increased demand for qualified intermediary services.

Liquidity and Capital Resources

Liquidity: Due to the Company’s consistent ability to generate positive cash flows from its operations and investment income, management believes that funds generated from operations will enable the Company to adequately meet its operating needs and is unaware of any trend that is likely to result in material adverse liquidity changes. The Company’s cash requirements include general operating expenses, taxes, capital expenditures and dividends on its common stock. In addition to operational liquidity, the Company maintains a high degree of liquidity within its investment portfolio in the form of short-term investments and other readily marketable securities.

The majority of the Company’s investment portfolio is considered as available for sale. The Company reviews the status of each of its securities quarterly to determine whether an other-than-temporary impairment has occurred. The Company’s criteria include the degree to which the fair value of a security is less than 80% of its amortized cost and the investment grade of the security, as well as how long the security has been in an unrealized loss position. All of the Company’s securities that have had an unrealized loss in excess of one year are investment-grade, long-term bonds and equities that the Company has the ability and intent to hold until a recovery of fair value, which may be until maturity.

Cash Flows: Net cash flows provided by operating activities were $17,856,793, $17,383,090 and $14,658,038 in 2006, 2005 and 2004, respectively. Cash flows from operations has been the primary source of financing for expanding operations, additions to property and equipment, dividends to shareholders, and other requirements. The net increase in cash flow from operations in 2006 was primarily the result of a decrease in receivables and other assets, partially offset by a decrease in current income taxes payable and a decrease in the provision for claims. The net increase in cash flow from operations in 2005 was primarily the result of the increase in net income and lower payments of claims, partially offset by an increase in receivables and other assets and an increase in the deferred tax benefit.

The principal non-operating uses of cash and cash equivalents for the three-year period ended December 31, 2006 were primarily for additions to the investment portfolio and, to a lesser extent, capital expenditures and repurchases of common stock. The most significant non-operating sources of cash and cash equivalents were the proceeds from the sales and maturities of certain investments. The net effect of all activities on total cash and cash equivalents was a decrease of $11,150,049 for 2006, an increase of $9,882,038 for 2005 and a decrease of $398,913 for 2004. As of December 31, 2006, the Company held cash and cash equivalents of $3,458,432, short-term investments of $4,460,911 and fixed maturities securities of $103,149,909.

As noted previously, the Company’s operating results and cash flows are heavily dependent on the real estate market, particularly in the title insurance segment. A significant downturn in the real estate market could adversely impact the Company’s cash flows. The Company’s business has fixed costs such as personnel, and changes in the real estate market are monitored closely and operating expenses such as staffing levels are managed and adjusted accordingly. The Company believes that its significant working capital position and management of operating expenses, along with its product diversification efforts will aid its ability to manage cash resources through declines in the real estate market.

Payment of Dividends: The Company believes that all anticipated cash requirements for current operations will be met from internally generated funds, through cash dividends and distributions from subsidiaries and cash generated by investment securities. The Company’s significant sources of funds are dividends and distributions from its subsidiaries. The holding company receives cash from its subsidiaries in the form of dividends and as reimbursements for operating and other administrative expenses. The reimbursements are executed within the guidelines of management agreements between the holding company and its subsidiaries. The Company's ability to pay dividends and operating expenses is dependent on funds received from the insurance subsidiaries, which are subject to regulation in the states in which they do business. As of December 31, 2006, approximately $66,180,000 of the consolidated stockholders' equity represented net assets of the Company's subsidiaries that cannot be transferred in the form of dividends, loans or advances to the parent company under statutory regulations without prior insurance department approval. These regulations, among other things, require prior regulatory approval of the payment of dividends and other intercompany transfers. The Company believes, however, that amounts available for transfer from the insurance and other subsidiaries are adequate to meet the Company's operating needs.

In the Company’s Quarterly Report filed on Form 10-Q for the period ended September 30, 2006, the Company reported that subsequent to September 30, 2006 it retired 291,676 shares of its common stock that it received as a dividend from one of its subsidiaries. Such dividend was in fact never approved by the board of directors of the subsidiary and as a result was never declared. This had no impact on the Company’s financial position or results of operations.

Purchase of Company Stock: In 2000 and 2005, the Board of Directors of ITIC and ITC, respectively approved ITIC or ITC's purchase of 500,000 shares of the Company's common stock. Subsequently, the Board of Directors approved the purchase of an additional 125,000 shares of the Company’s common stock pursuant to the plan. Pursuant to this approval, ITIC purchased 51,949 shares in the twelve months ended December 31, 2006, 96,150 shares in the twelve months ended December 31, 2005 and 37,635 shares in the twelve months ended December 31, 2004 at an average per share price of $43.85, $33.32 and $31.42, respectively.

Capital Expenditures: During 2007, the Company has plans for various capital improvement projects, including hardware purchases and several software development projects. The Company anticipates capital expenditures of approximately $1,200,000 in connection with these purchases of electronic data processing equipment and software projects. All anticipated capital expenditures are subject to periodic review and revision and may vary depending on a number of factors.

Quantitative and Qualitative Disclosures About Market Risk

The Company's primary exposure to market risk relates to the impact of adverse changes in interest rates and market prices of its investment portfolio. Increases in interest rates diminish the value of fixed income securities and preferred stock, and decreases in stock market values diminish the value of common stocks held.

Corporate Oversight

The Company generates substantial investable funds from its two insurance subsidiaries. In formulating and implementing policies for investing new and existing funds, the Company has emphasized maximizing total after-tax return on capital and earnings while ensuring the safety of funds under management and adequate liquidity. The Company's Board of Directors oversees investment risk management processes. The Company seeks to invest premiums and other income to create future cash flows that will fund future claims, employee benefits and expenses, and earn stable margins across a wide variety of interest rate and economic scenarios. The Board of Directors has established specific investment policies that define the overall framework for managing market and other investment risks, including the accountabilities and controls over these activities. The Company may rebalance its existing asset portfolios or change the character of future investments from time to time to manage its exposure to market risk within defined tolerance ranges.

Interest Rate Risk

Interest rate risk is the risk that the Company will incur economic losses due to adverse changes in interest rates. This risk arises from the Company's investments in interest-sensitive debt securities. These securities are primarily fixed rate municipal bonds and corporate bonds. The Company does not purchase such securities for trading purposes. At December 31, 2006, the Company had approximately $77 million in fixed rate bonds. The Company manages the interest rate risk inherent in its assets by monitoring its liquidity needs and by targeting a specific range for the portfolio's duration or weighted average maturity.

To determine the potential effect of interest rate risk on interest-sensitive assets, the Company calculates the effect of a 10% change in prevailing interest rates ("rate shock") on the fair market value of these securities considering stated interest rates and time to maturity. Based upon the information and assumptions the Company uses in its calculation, management estimates that a 10% immediate, parallel increase in prevailing interest rates would decrease the net fair market value of its fixed rate debt securities by approximately $1.8 million. The selection of a 10% immediate parallel increase in prevailing interest rates should not be construed as a prediction by the Company's management of future market events, but rather, to illustrate the potential impact of such an event. To the extent that actual results differ from the assumptions utilized, the Company's rate shock measures could be significantly impacted. Additionally, the Company's calculation assumes that the current relationship between short-term and long-term interest rates (the term structure of interest rates) will remain constant over time. As a result, these calculations may not fully capture the impact of nonparallel changes in the term structure of interest rates and/or large changes in interest rates.

Equity Price Risk

Equity price risk is the risk that the Company will incur economic losses due to adverse changes in a particular stock or stock index. At December 31, 2006, the Company had approximately $11.9 million in common stocks. Equity price risk is addressed in part by varying the specific allocation of equity investments over time pursuant to management's assessment of market and business conditions and ongoing liquidity needs analysis. The Company's largest equity exposure is declines in the S&P 500; its portfolio of equity instruments is similar to those that comprise this index. Based upon the information and assumptions the Company used in its calculation, management estimates that an immediate decrease in the S&P 500 of 10% would decrease the net fair value of the Company's assets identified above by approximately $1,190,000. The selection of a 10% immediate decrease in the S&P 500 should not be construed as a prediction by the Company's management of future market events, but rather, to illustrate the potential impact of such an event. Since this calculation is based on historical performance, projecting future price volatility using this method involves an inherent assumption that historical volatility and correlation relationships will remain stable. Therefore, the results noted above may not reflect the Company's actual experience if future volatility and correlation relationships differ from such historical relationships.

Off-Balance Sheet Arrangements and Contractual Obligations

As a service to its customers, the Company, through ITIC, administers escrow and trust deposits representing earnest money received under real estate contracts, undisbursed amounts received for settlement of mortgage loans and indemnities against specific title risks. Cash held by the Company for these purposes was approximately $15,828,000 and $12,753,000 as of December 31, 2006 and 2005, respectively. These amounts are not considered assets of the Company and, therefore, are excluded from the accompanying consolidated balance sheets. However, the Company remains contingently liable for the disposition of these deposits.

In addition, in administering tax-deferred property exchanges, ITEC serves as a qualified intermediary for exchanges, holding the net sales proceeds from relinquished property to be used for purchase of replacement property. ITAC serves as exchange accommodation titleholder and, through LLCs that are wholly owned subsidiaries of ITAC, holds property for exchangers in reverse exchange transactions. Like-kind exchange deposits and reverse exchange property held by the Company for the purpose of completing such transactions totaled $186,579,000 and $205,613,000 as of December 31, 2006 and 2005, respectively. These amounts are not considered assets of the Company for accounting purposes and, therefore, are excluded from the accompanying consolidated balance sheets. Exchange services revenues include earnings on these deposits; therefore, investment income is shown as exchange services revenue, rather than investment income. The Company remains contingently liable to customers for the transfers of property, disbursements of proceeds, and the return on the proceeds of the agreed upon rate.

External assets managed by the Investors Trust Company totaled $284,362,000 and $235,885,000 for the years ended December 31, 2006 and 2005, respectively. Theses amounts are not considered assets of the Company and, therefore, are excluded from the accompanying consolidated balance sheets.

It is not the general practice of the Company to enter into off-balance sheet arrangements; nor is it the policy of the Company to issue guarantees to third parties. Off-balance sheet arrangements are generally limited to the future payments under noncancelable operating leases, payments due under various agreements with third party service providers, and unaccrued obligations pursuant to certain executive employment agreements.

The following table summarizes the Company’s future estimated cash payments under existing contractual obligations at December 31, 2006, including payments due by period:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Operating lease obligations	$1,637,758	$750,615	$728,750	$158,393	$-
Reserves for claims	36,906,000	7,156,000	11,980,000	7,036,000	10,734,000
Other obligations	732,212	421,352	310,860	-	-
Obligations under executive employment
plans and agreements	3,947,834	-	-	-	3,947,834
Total	$43,223,804	$8,327,967	$13,019,610	$7,194,393	$14,681,834

As of December 31, 2006, the Company had a claims reserve of $36,906,000. The amounts and timing of these obligations are estimated and are not set contractually. Nonetheless, based on historical insurance claim experience, the Company anticipates the above payment patterns.

Recent Accounting Standards

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of the Company’s 2007 fiscal year, with the cumulative effect, if any, of the change in accounting principle recorded as an adjustment to beginning retained earnings. The Company is currently evaluating the impact of adopting FIN 48 on its consolidated financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 establishes a common definition for fair value to be applied to accounting principles generally accepted in the United States of America ("GAAP") guidance requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 17, 2007. The Company is currently assessing the impact of SFAS No. 157 on its consolidated financial position and results of operations.

Selected Quarterly Financial Data

2006	March 31	June 30	September 30	December 31
Net premiums written	$16,631,626	$19,123,591	$18,242,676	$16,198,574
Net income	2,874,941	4,315,537	3,672,069	2,322,887
Basic earnings per common share	1.13	1.70	1.46	.93
Diluted earnings per common share	1.11	1.68	1.44	.91

2005	March 31	June 30	September 30	December 31
Net premiums written	$17,106,958	$20,006,395	$20,986,100	$18,422,813
Net income	1,580,494	3,861,998	4,329,529	3,520,902
Basic earnings per common share	.62	1.51	1.69	1.38
Diluted earnings per common share	.60	1.48	1.67	1.36

Investors Title Company and Subsidiaries
Consolidated Balance Sheets

As of December 31,	2006	2005
Assets
Cash and cash equivalents (Note 15)	$3,458,432	$14,608,481
Investments in securities (Notes 2 and 3):
Fixed maturities
Held-to-maturity, at amortized cost (fair value: 2006: $1,237,613; 2005: $1,719,190)	1,195,617	1,648,708
Available-for-sale, at fair value (amortized cost: 2006: $100,979,825; 2005: $74,418,394)	101,954,292	75,472,342
Equity securities, available-for-sale at fair value (cost: 2006: $8,653,003; 2005: $6,221,347)	12,495,923	9,437,678
Short-term investments	4,460,911	7,257,734
Other investments	1,473,303	1,336,111
Total investments	121,580,046	95,152,573

Premium and fees receivable (less allowance for doubtful accounts: 2006: $2,128,000; 2005: $2,444,000)	6,582,237	7,818,558
Accrued interest and dividends	1,336,790	1,010,198
Prepaid expenses and other assets	1,590,835	1,592,326
Property acquired in settlement of claims	303,538	359,980
Property, net (Note 4)	6,134,304	5,466,765
Deferred income taxes, net (Note 8)	2,530,196	2,462,647
Total Assets	$143,516,378	$128,471,528

Liabilities and Stockholders’ Equity
Liabilities
Reserves for claims (Note 6)	$36,906,000	$34,857,000
Accounts payable and accrued liabilities (Note 10)	10,537,992	7,928,384
Commissions and reinsurance payable (Note 5)	470,468	442,098
Current income taxes payable	326,255	946,790
Total liabilities	48,240,715	44,174,272

Commitments and Contingencies (Notes 5, 9, 10 and 11)
Stockholders’ Equity (Notes 2, 3, 7, 12 and 14)
Class A Junior Participating preferred stock (shares authorized 100,000; no shares issued)	-	-
Common stock-no par value (shares authorized 10,000,000; 2,507,325 and 2,549,434 shares issued and outstanding 2006 and 2005, respectively, excluding 291,676 and 297,783 shares 2006 and 2005, respectively of common stock held by the Company’s subsidiary)	1	1
Retained earnings	92,134,608	81,477,022
Accumulated other comprehensive income (net unrealized gain on investments, Note 8; net unrealized loss on postretirement benefits, Note 10)	3,141,054	2,820,233
Total stockholders’ equity	95,275,663	84,297,256
Total Liabilities and Stockholders’ Equity	$143,516,378	$128,471,528

See notes to the Consolidated Financial Statements.

Investors Title Company and Subsidiaries
Consolidated Statements of Income

For the Years Ended December 31,	2006	2005	2004
Revenues
Underwriting income
Premiums written (Note 5)	$70,638,049	$76,838,399	$72,138,084
Less-premiums for reinsurance ceded (Note 5)	441,582	316,133	294,639
Net premiums written	70,196,467	76,522,266	71,843,445
Investment income-interest and dividends (Note 3)	4,326,335	3,335,767	2,752,838
Net realized gain on sales of investments (Note 3)	551,058	119,015	93,656
Exchange services revenue	5,980,027	4,543,049	2,801,888
Other	3,607,829	3,343,781	2,349,349
Total Revenues	84,661,716	87,863,878	79,841,176

Operating Expenses
Commissions to agents	26,714,784	30,309,405	29,152,645
Provision for claims (Note 6)	7,405,211	8,164,783	7,984,339
Salaries, employee benefits and payroll taxes (Notes 7 and 10)	19,981,166	19,136,098	16,303,351
Office occupancy and operations (Note 9)	5,672,275	5,080,829	4,849,944
Business development	2,302,739	2,073,518	1,899,315
Filing fees and taxes, other than payroll and income	576,733	523,464	453,354
Premium and retaliatory taxes	1,348,850	1,556,529	1,406,083
Professional and contract labor fees	2,633,948	1,937,233	2,074,520
Other	696,576	499,096	215,459
Total Operating Expenses	67,332,282	69,280,955	64,339,010

Income before Income Taxes	17,329,434	18,582,923	15,502,166
Provision for Income Taxes (Note 8)	4,144,000	5,290,000	4,783,000
Net Income	$13,185,434	$13,292,923	$10,719,166
Basic Earnings per Common Share (Note 7)	$5.22	$5.19	$4.29
Weighted Average Shares Outstanding - Basic	2,527,927	2,560,418	2,496,711
Diluted Earnings per Common Share (Note 7)	$5.14	$5.10	$4.09
Weighted Average Shares Outstanding - Diluted	2,564,216	2,607,633	2,620,916

See notes to the Consolidated Financial Statements.

Investors Title Company and Subsidiaries
Consolidated Statements of Stockholders’ Equity

For the Years Ended	Common Stock		Retained	Accumulated Other Comprehensive	Total Stockholders’
December 31, 2004, 2005 and 2006	Shares	Amount	Earnings	Income	Equity
Balance, January 1, 2004	2,503,923	$1	$59,756,927	$3,431,818	$63,188,746
Net income			10,719,166		10,719,166
Dividends ($.15 per share)			(374,425)		(374,425)
Shares of common stock repurchased	(37,635)		(1,182,654)		(1,182,654)
Issuance of common stock in payment of bonuses and fees	876		28,217		28,217
Stock options exercised	13,860		324,861		324,861
Net unrealized loss on investment				(196,640)	(196,640)
Balance, December 31, 2004	2,481,024	$1	$69,272,092	$3,235,178	72,507,271
Net income			13,292,923		13,292,923
Dividends ($.16 per share)			(410,202)		(410,202)
Shares of common stock repurchased	(87,623)		(2,839,697)		(2,839,697)
Shares of common stock repurchased and retired	(8,527)		(363,765)		(363,765)
Issuance of common stock in payment of bonuses and fees	1,140		43,090		43,090
Stock options exercised	163,420		2,482,581		2,482,581
Net unrealized loss on investment				(414,945)	(414,945)
Balance, December 31, 2005	2,549,434	$1	$81,477,022	$2,820,233	$84,297,256
Net income			13,185,434		13,185,434
Dividends ($.24 per share)			(606,423)		(606,423)
Shares of common stock repurchased	(500)		(22,445)		(22,445)
Shares of common stock repurchased and retired	(51,449)		(2,255,735)		(2,255,735)
Issuance of common stock in payment of bonuses and fees	500		21,826		21,826
Stock options exercised	9,340		219,342		219,342
Share-based compensation expense			91,209		91,209
Change in investment accounting method			24,378		24,378
Adjustment to initially apply FASB Statement No. 158, net of tax				(40,810)	(40,810)
Net unrealized gain on investment				361,631	361,631
Balance, December 31, 2006	2,507,325	$1	$92,134,608	$3,141,054	$95,275,663

See notes to the Consolidated Financial Statements.

Investors Title Company and Subsidiaries
Consolidated Statements of Comprehensive Income

For the Years Ended December 31,	2006	2005	2004
Net income	$13,185,434	$13,292,923	$10,719,166
Other comprehensive income (loss), before tax:
Unrealized loss related to initial application of FASB Statement No. 158	(61,834)	-	-
Unrealized gains (losses) on investments arising during the year	1,098,165	(509,330)	(208,014)
Less: reclassification adjustment for gains realized in net income	(551,058)	(119,015)	(93,656)
Other comprehensive income (loss), before tax	485,273	(628,345)	(301,670)
Income tax expense related to initial application of FASB Statement No. 158	(21,024)	-	-
Income tax expense (benefit) related to unrealized gains (losses) on
investments arising during the tax year	372,836	(172,935)	(73,187)
Income tax expense related to reclassification adjustment for gains
realized in net income	(187,360)	(40,465)	(31,843)
Net income tax expense (benefit) on other comprehensive income	164,452	(213,400)	(105,030)
Other comprehensive income (loss)	320,821	(414,945)	(196,640)
Comprehensive income	$13,506,255	$12,877,978	$10,522,526

See notes to the Consolidated Financial Statements.

Investors Title Company and Subsidiaries
Consolidated Statements of Cash Flows

For the Years Ended December 31,	2006	2005	2004
Operating Activities
Net income	$13,185,434	$13,292,923	$10,719,166
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,146,509	1,010,366	968,914
Amortization, net	197,972	79,525	44,303
Issuance of common stock in payment of bonuses and fees	21,826	43,090	28,217
Share-based compensation expense related to stock options	91,209	-	-
Provision (benefit) for losses on premiums receivable	(316,000)	204,000	(234,000)
Net (gain) loss on disposals of property	22,650	(24,831)	(4,395)
Net realized gain on sales of investments	(551,058)	(119,015)	(93,656)
Provision for claims	7,405,211	8,164,783	7,984,339
Provision (benefit) for deferred income taxes	(232,000)	(809,000)	150,000
Changes in assets and liabilities:
(Increase) decrease in receivables and other assets	1,283,662	(1,818,329)	987,079
Increase in accounts payable and accrued liabilities	1,549,754	2,038,303	371,739
Increase (decrease) in commissions and reinsurance payable	28,370	(109,564)	(174,529)
Increase (decrease) in current income taxes payable	(620,535)	580,622	84,200
Payments of claims, net of recoveries	(5,356,211)	(5,149,783)	(6,173,339)
Net cash provided by operating activities	17,856,793	17,383,090	14,658,038

Investing Activities
Purchases of available-for-sale securities	(55,092,700)	(42,380,220)	(61,955,609)
Purchases of short-term securities	(1,934,879)	(3,041,163)	(9,537,040)
Purchases of and net earnings (losses) from other investments	(780,273)	(653,873)	(518,467)
Proceeds from sales and maturities of available-for-sale securities	26,428,538	36,566,880	41,648,634
Proceeds from maturities of held-to-maturity securities	461,000	562,000	283,000
Proceeds from sales and maturities of short-term securities	4,731,702	5,917,750	16,146,292
Proceeds from sales and distributions from other investments	749,331	547,743	262,511
Other investment transactions	(65,622)	-	-
Purchases of property	(1,902,619)	(1,897,230)	(1,504,787)
Proceeds from disposals of property	42,236	37,714	46,727
Other property transactions	23,685	-	-
Net change in pending trades	998,020	(2,029,570)	1,304,006
Net cash used in investing activities	(26,341,581)	(6,369,969)	(13,824,733)

Financing Activities
Repurchases of common stock	(2,278,180)	(3,203,462)	(1,182,654)
Exercise of options	219,342	2,482,581	324,861
Dividends paid	(606,423)	(410,202)	(374,425)
Net cash used in financing activities	(2,665,261)	(1,131,083)	(1,232,218)

Net Increase (Decrease) in Cash and Cash Equivalents	(11,150,049)	9,882,038	(398,913)
Cash and Cash Equivalents, Beginning of Year	14,608,481	4,726,443	5,125,356
Cash and Cash Equivalents, End of Year	$3,458,432	$14,608,481	$4,726,443

Supplemental Disclosures
Cash Paid During the Year for
Income Taxes (net of refunds)	$4,989,000	$5,537,000	$4,553,000
Non cash net unrealized gain/loss on investment	$547,107	$(628,345)	$(301,670)
Non cash adjustment to initially apply FASB Statement No. 158	$61,834	$-	$-

See notes to the Consolidated Financial Statements.

Investors Title Company and Subsidiaries
Notes to Consolidated Financial Statements

1. Basis of Presentation and Summary of Significant Accounting Policies

Description of Business—Investors Title Company's (the "Company") two primary business segments are title insurance and exchange services. The Company's title insurance segment, through its two subsidiaries, Investors Title Insurance Company ("ITIC") and Northeast Investors Title Insurance Company ("NE-ITIC"), is licensed to insure titles to residential, institutional, commercial and industrial properties. The Company issues title insurance policies primarily through approved attorneys from underwriting offices in North Carolina and South Carolina, and primarily through independent issuing agents in Alabama, Arkansas, Florida, Georgia, Illinois, Indiana, Iowa, Kentucky, Louisiana, Maryland, Michigan, Minnesota, Mississippi, Missouri, Nebraska, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Tennessee, Virginia, West Virginia and the District of Columbia. The majority of the Company's business is concentrated in Kentucky, Michigan, New York, North Carolina, South Carolina, Tennessee, Virginia and West Virginia. Investors Title Exchange Corporation ("ITEC") acts as an intermediary in tax-deferred exchanges of property held for productive use in a trade or business or for investments, while Investors Title Accommodation Corporation ("ITAC") serves as an exchange accommodation titleholder, offering a vehicle for accomplishing a reverse exchange when a taxpayer must acquire replacement property before selling the relinquished property.

Principles of Consolidation and Basis of Presentation—The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Reclassification—Certain 2005 and 2004 amounts in the accompanying consolidated financial statements have been reclassified to conform to the 2006 classifications. These reclassifications had no effect on stockholders’ equity or net income as previously reported.

Significant Accounting Policies—The significant accounting policies of the Company are summarized below.

Cash and Cash Equivalents

For the purpose of presentation in the Company's statements of cash flows, cash equivalents are highly liquid instruments with original maturities of three months or less. The carrying amount of cash and cash equivalents is a reasonable estimate of fair value due to the short-term maturity of these instruments.

Investments in Securities

Securities for which the Company has the intent and ability to hold to maturity are classified as held-to-maturity and reported at cost, adjusted for amortization of premiums or accretion of discounts, and other-than-temporary declines in fair value. Securities held principally for resale in the near term are classified as trading securities and recorded at fair values. Realized and unrealized gains and losses on trading securities are included in other income. Securities not classified as either trading or held-to-maturity are classified as available-for-sale and reported at fair value, adjusted for other-than-temporary declines in fair value, with unrealized gains and losses, net of tax, reported as accumulated other comprehensive income. Securities are regularly reviewed for differences between the cost and estimated fair value of each security for factors that may indicate that a decline in fair value is other-than-temporary. Some factors considered in evaluating whether or not a decline in fair value is other-than-temporary include the duration and extent to which the fair value has been less than cost and the Company’s ability and intent to retain the investment for a period of time sufficient to allow for a recovery in value. Such reviews are inherently uncertain and the value of the investment may not fully recover or may decline in future periods resulting in a realized loss. Fair values of all investments are based on quoted market prices. Realized gains and losses are determined on the specific identification method.

Short-term Investments

Short-term investments comprise money market accounts, time deposits with banks and savings and loan associations, and other investments expected to have maturities or redemptions greater than three months and less than twelve months. The Company did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of these investments.

Other Investments

Other investments consist primarily of investments through LLC structures, which are accounted for under the equity or cost method of accounting. The aggregate cost of the Company’s cost method investments totaled $854,296 at December 31, 2006. The Company did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of these investments.

Property Acquired in Settlement of Claims

Property acquired in settlement of claims is held for sale and valued at the lower of cost or market. Adjustments to reported estimated realizable values and realized gains or losses on dispositions are recorded as increases or decreases in claim costs.

Property and Equipment

Property and equipment are recorded at cost and are depreciated principally under the straight-line method over the estimated useful lives (three to 25 years) of the respective assets. Maintenance and repairs are charged to operating expenses and improvements are capitalized.

Reserves for Claims

The total reserve for all reported and unreported losses the Company incurred through December 31, 2006 is represented by the reserves for claims. The Company's reserves for unpaid losses and loss adjustment expenses are established using estimated amounts required to settle claims for which notice has been received (reported) and the amount estimated to be required to satisfy incurred claims of policyholders which may be reported in the future. Despite the variability of such estimates, management believes that the reserves are adequate to cover claim losses resulting from pending and future claims for policies issued through December 31, 2006. The Company continually reviews and adjusts its reserve estimates as necessary to reflect its loss experience and any new information that becomes available. Adjustments resulting from such reviews may be significant.

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

Fair Values of Financial Instruments

Fair values for investment securities are based on quoted market prices. The carrying amounts reported in the consolidated balance sheets for short-term investments, premiums receivable, accrued interest and dividends, accounts payable, commissions and reinsurance payable and current income taxes payable approximates cost, which is what is reflected on the balance sheets due to the short-term nature of these assets and liabilities.

Comprehensive Income

The Company's accumulated other comprehensive income is comprised of unrealized holding gains on available-for-sale securities, net of tax, and the adjustment to initially apply FASB Statement No. 158 related to postretirement benefit liabilities, net of tax.

Stock-Based Compensation Disclosure

In December 2004, the Financial Accounting Standards Board (“FASB”) revised Statement of Financial Accounting Standards No. 123 (“SFAS 123R”), “Share-Based Payment,” which establishes accounting for share-based awards exchanged for employee services and requires companies to expense the estimated fair value of these awards over the requisite employee service period. On April 14, 2005, the Securities and Exchange Commission adopted a new rule amending the effective date for SFAS 123R. In accordance with the new rule, the Company adopted the accounting provisions of SFAS 123R beginning in the first quarter of 2006.

Under SFAS 123R, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee’s requisite service period. The Company has no awards with market or performance conditions. The Company adopted the provisions of SFAS 123R on January 1, 2006, the first day of the Company’s fiscal year 2006, using a modified prospective application, which provides for certain changes to the method for valuing share-based compensation. Under the modified prospective application, prior periods are not revised for comparative purposes. The valuation provisions of SFAS 123R apply to new awards and to awards that are outstanding on the effective date and subsequently modified or cancelled. Estimated compensation expense for awards outstanding at the effective date will be recognized over the remaining service period using the compensation cost calculated for pro forma disclosure purposes under FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”).

As share-based compensation expense recognized in the consolidated statements of income for the twelve months ended December 31, 2006 is based on awards ultimately expected to vest, it should be reduced for estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company’s pro forma information required under SFAS 123 for the periods prior to fiscal 2006, the Company accounted for forfeitures as they occurred.

Prior to adopting the provisions of SFAS 123R, the Company recorded estimated compensation expense for employee stock options based upon their intrinsic value on the date of grant pursuant to Accounting Principles Board Opinion No. 25, (“APB 25”), “Accounting for Stock Issued to Employees,” and provided the required pro forma disclosures of SFAS 123. Because the Company established the exercise price based on the fair market value of the Company’s stock at the date of grant, the stock options had no intrinsic value upon grant, and therefore no estimated expense was recorded prior to adopting SFAS 123R. Each accounting period, the Company reported the potential dilutive impact of stock options in its diluted earnings per common share using the treasury-stock method. Out-of-the-money stock options (i.e., the average stock price during the period was below the exercise price of the stock option) were not included in diluted earnings per common share as their effect was anti-dilutive.

Pro forma net earnings for 2005 and 2004, including effects of expensing stock options follows:

For the Years Ended December 31,	2005	2004
Net Income, as reported	$13,292,923	$10,719,166
Add back issuance of common stock in payment of bonuses and fees, net of tax	28,439	18,623
Deduct - total stock-based compensation expense under fair value method for
all awards, net of tax	(175,531)	(171,851)
Pro forma net income	$13,145,831	$10,565,938
Basic earnings per common share:
As reported	$5.19	$4.29
Pro forma net earnings	5.13	4.23
Diluted earnings per common share:
As reported	$5.10	$4.09
Pro forma net earnings	5.06	4.03

As a result of adopting SFAS 123R, the Company’s income before income taxes for 2006 was lower by $91,209 than if it had continued to account for share-based compensation under APB 25. The net income for 2006 was lower by $78,550 than if it had continued to account for share-based compensation under APB 25. Basic and diluted earnings per share for the year 2006 would have increased $0.03 per share basic and $0.03 per share diluted.

Prior to the adoption of SFAS 123R, all tax benefits resulting from share-based compensation were presented as operating activities in the consolidated statements of cash flows. SFAS 123R requires cash flows resulting from tax deductions in excess of the grant date fair value of share-based awards to be included in cash flows from financing activities.

Escrows and Like-Kind Exchanges

As a service to its customers, the Company, through ITIC, administers escrow and trust deposits representing earnest money received under real estate contracts, undisbursed amounts received for settlement of mortgage loans and indemnities against specific title risks. Cash held by the Company for these purposes was approximately $15,828,000 and $12,753,000 as of December 31, 2006 and 2005, respectively. In administering tax-deferred exchanges, ITEC serves as a qualified intermediary for exchanges, holding the net sales proceeds from relinquished property to be used for purchase of replacement property. ITAC serves as exchange accommodation titleholder and, through LLCs that are wholly owned subsidiaries of ITAC, holds property for exchangers in reverse exchange transactions. Like-kind exchange deposits and reverse exchange property totaled $186,579,000 and $205,613,000 as of December 31, 2006 and 2005, respectively. These amounts are not considered assets of the Company and, therefore, are excluded from the accompanying consolidated balance sheets. Exchange services revenues include earnings on these deposits; therefore, investment income is shown as exchange services revenue, rather than investment income. The Company remains contingently liable for the disposition of these deposits and for the transfers of property, disbursements of proceeds and the return on the proceeds at the agreed upon rate.

Recent Accounting Standards

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured and derecognized in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheets; and provides transition and interim period guidance, among other provisions. The interpretation requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of the Company’s 2007 fiscal year, with the cumulative effect, if any, of the change in accounting principle recorded as an adjustment to beginning retained earnings. The Company will implement FIN 48 in the first quarter of 2007, and is currently evaluating the impact of adopting FIN 48 on its consolidated financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 establishes a common definition for fair value to be applied to accounting principles generally accepted in the United States of America (“GAAP”) requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 157 on its consolidated financial position and results of operations.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS No. 158”). SFAS No. 158 requires that employers recognize on a prospective basis the funded status of their defined benefit pension and other postretirement plans on their consolidated balance sheets, and recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost. SFAS No. 158 also requires additional disclosures in the notes to financial statements. The effect of adopting SFAS No. 158 on the Company’s financial condition at December 31, 2006 has been included in the accompanying consolidated financial statements. SFAS No. 158 did not have an effect on the Company’s consolidated financial condition at December 31, 2005 or 2004. See Note 10 for further discussion.

In September 2006, the SEC staff issued Staff Accounting Bulletin 108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 requires that public companies utilize a “dual-approach” to assessing the quantitative effects of financial misstatements. This dual approach includes both an income statement focused and a balance sheet focused assessment. The guidance in SAB 108 must be applied to annual financial statements for fiscal years ending after November 15, 2006. SAB 108 did not have a material effect on the Company’s consolidated financial position or results of operations.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period and accompanying notes. Actual results could differ from those estimates and assumptions used.

2. Statutory Restrictions on Consolidated Stockholders' Equity and Investments

The Company has designated approximately $38,108,000 and $36,140,000 of retained earnings as of December 31, 2006 and 2005, respectively, as appropriated to reflect the required statutory premium reserve. See Note 8 for the tax treatment of the statutory premium reserve.

As of December 31, 2006 and 2005, approximately $66,180,000 and $63,412,000, respectively, of consolidated stockholders' equity represents net assets of the Company's subsidiaries that cannot be transferred in the form of dividends, loans or advances to the parent company under statutory regulations without prior insurance department approval.

Bonds totaling approximately $5,724,000 and $3,847,000 at December 31, 2006 and 2005, respectively, are deposited with the insurance departments of the states in which business is conducted. These investments are restricted as to withdrawal as required by law.

3. Investments in Securities

The aggregate fair value, gross unrealized holding gains, gross unrealized holding losses, and amortized cost for securities by major security type at December 31 were as follows:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
December 31, 2006
Fixed Maturities-
Held-to-maturity, at amortized cost-
Obligations of states and political subdivisions	$1,195,617	$41,996	$-	$1,237,613
Total	$1,195,617	$41,996	$-	$1,237,613
Fixed Maturities-
Available-for-sale, at fair value:
Obligations of states and political subdivisions	$95,969,124	$935,898	$170,421	$96,734,601
Corporate debt securities	5,010,701	209,005	15	5,219,691
Total	$100,979,825	$1,144,903	$170,436	$101,954,292
Equity Securities, available-for-sale at fair value-
Common stocks and nonredeemable preferred stocks	$8,653,003	$3,953,710	$110,790	$12,495,923
Total	$8,653,003	$3,953,710	$110,790	$12,495,923
Short-term investments-
Certificates of deposit and other	$4,460,911	$-	$-	$4,460,911
Total	$4,460,911	$-	$-	$4,460,911

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
December 31, 2005
Fixed Maturities-
Held-to-maturity, at amortized cost-
Obligations of states and political subdivisions	$1,648,708	$70,482	$-	$1,719,190
Total	$1,648,708	$70,482	$-	$1,719,190
Fixed Maturities-
Available-for-sale, at fair value:
Obligations of states and political subdivisions	$67,895,958	$947,334	$213,343	$68,629,949
Corporate debt securities	6,522,436	319,957	-	6,842,393
Total	$74,418,394	$1,267,291	$213,343	$75,472,342
Equity Securities, available-for sale at fair value -
Common stocks and nonredeemable preferred stocks	$6,221,347	$3,307,088	$90,757	$9,437,678
Total	$6,221,347	$3,307,088	$90,757	$9,437,678
Short-term investments-
Certificates of deposit and other	$7,257,734	$-	$-	$7,257,734
Total	$7,257,734	$-	$-	$7,257,734

The scheduled maturities of fixed maturity securities at December 31, 2006 were as follows:

	Available-for-Sale		Held-to-Maturity
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
Due in one year or less	$3,751,018	$3,741,539	$45,000	$45,253
Due after one year through five years	19,168,540	19,427,450	18,996	20,625
Due five years through ten years	36,042,691	36,535,836	490,006	505,210
Due after ten years	42,017,576	42,249,467	641,615	666,525
Total	$100,979,825	$101,954,292	$1,195,617	$1,237,613

Earnings on investments for the years ended December 31 are as follows:

	2006	2005	2004
Fixed maturities	$3,784,337	$2,714,441	$2,396,282
Equity securities	254,110	160,439	220,773
Invested cash and other short-term investments	277,006	454,358	128,204
Miscellaneous interest	10,882	6,529	7,579
Investment Income	$4,326,335	$3,335,767	$2,752,838

Gross realized gains and losses on sales of available-for-sale securities for the years ended December 31 are summarized as follows:

	2006	2005	2004
Gross realized gains:
Obligations of states and political subdivisions	$20,380	$29,130	$9,633
Debt securities of domestic corporations	-	18,464	25,994
Common stocks and nonredeemable preferred stocks	611,906	261,380	147,042
Total	632,286	308,974	182,669

Gross realized losses:
Obligations of states and political subdivisions	-	(1,529)	(407)
Common stocks and nonredeemable preferred stocks	(97,478)	(188,430)	(88,606)
Total	(97,478)	(189,959)	(89,013)
Net realized gain	$534,808	$119,015	$93,656

Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous loss position at December 31, 2006 and 2005, were as follows:

	Less than 12 Months		12 Months or Longer		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
December 31, 2006	Value	Losses	Value	Losses	Value	Losses
Obligations of states and political subdivisions	$10,897,630	$(57,795)	$6,642,342	$(112,626)	$17,539,972	$(170,421)
Debt securities of domestic corporations	600,253	(15)	-	-	600,253	(15)
Total Fixed Securities	$11,497,883	$(57,810)	$6,642,342	$(112,626)	$18,140,225	$(170,436)
Equity Securities	778,529	(69,491)	254,480	(41,299)	1,033,009	(110,790)
Total temporarily impaired securities	$12,276,412	$(127,301)	$6,896,822	$(153,925)	$19,173,234	$(281,226)

	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
December 31, 2005	Value	Losses	Value	Losses	Value	Losses
Obligations of states and political subdivisions	$10,063,915	$(124,575)	$5,557,548	$(88,768)	$15,621,463	$(213,343)
Debt securities of domestic corporations	-	-	-	-	-	-
Total Fixed Securities	$10,063,915	$(124,575)	$5,557,548	$(88,768)	$15,621,463	$(213,343)
Equity Securities	2,048,249	(86,022)	97,500	(4,735)	2,145,749	(90,757)
Total temporarily impaired securities	$12,112,164	$(210,597)	$5,655,048	$(93,503)	$17,767,212	$(304,100)

A total of 45 and 67 securities had unrealized losses at December 31, 2006 and December 31, 2005, respectively, and the duration of these securities range from less than one to more than ten years. The majority of the Company’s unrealized losses relate to its portfolio of fixed securities. The Company’s unrealized losses on its fixed securities were caused by interest rate increases. Since the decline in fair value was attributable to changes in interest rates and not credit quality, and the Company has the intent and ability to hold these securities until a recovery of fair value, the Company does not consider these investments other-than-temporarily impaired. Reviews of securities are inherently uncertain and the value of the investment may not fully recover or may decline in future periods resulting in a realized loss.

4. Property and Equipment

Property and equipment and estimated useful lives at December 31 are summarized as follows:

	2006	2005
Land	$1,107,582	$1,107,582
Title plant	200,000	200,000
Office buildings and improvements (25 years)	3,125,077	3,099,943
Furniture, fixtures and equipment (3 to 10 years)	7,285,097	6,930,165
Automobiles (3 years)	559,265	527,134
Total	12,277,021	11,864,824
Less accumulated depreciation	(6,142,717)	(6,398,059)
Property and equipment, net	$6,134,304	$5,466,765

5. Reinsurance

The Company assumes and cedes reinsurance with other insurance companies in the normal course of business. Premiums assumed and ceded were approximately $22,000 and $442,000, respectively, for 2006, $21,000 and $316,000, respectively, for 2005 and $6,000 and $295,000, respectively, for 2004. Ceded reinsurance is comprised of excess of loss treaties, which protects against losses over certain amounts. The Company remains liable to the insured for claims under ceded insurance policies in the event that the assuming insurance companies are unable to meet their obligations under these contracts. The Company has not paid or recovered any reinsured losses during the three years ended December 31, 2006.

6. Reserves for Claims

Changes in the reserves for claims for the years ended December 31 are summarized as follows based on the year in which the policies were written:

	2006	2005	2004
Balance, beginning of year	$34,857,000	$31,842,000	$30,031,000
Provisions related to:
Current year	9,226,811	9,816,189	8,171,579
Prior years	(1,821,600)	(1,651,406)	(187,240)
Total provision charged to operations	7,405,211	8,164,783	7,984,339
Claims paid, net of recoveries, related to:
Current year	(618,965)	(253,922)	(167,882)
Prior years	(4,737,246)	(4,895,861)	(6,005,457)
Total claims paid, net of recoveries	(5,356,211)	(5,149,783)	(6,173,339)
Balance, end of year	$36,906,000	$34,857,000	$31,842,000

In management's opinion, the reserves are adequate to cover claim losses which might result from pending and possible claims.

7. Earnings Per Share and Stock Options

Basic earnings per common share is computed by dividing net income by the weighted-average number of common shares outstanding during the reporting period. Diluted earnings per common share is computed by dividing net income by the combination of dilutive common share equivalents, comprised of shares issuable under the Company’s share-based compensation plans and the weighted-average number of common shares outstanding during the reporting period. Dilutive common share equivalents include the dilutive effect of in-the-money shares, which is calculated based on the average share price for each period using the treasury stock method. Under the treasury stock method, the exercise price of a share, the amount of compensation cost, if any, for future service that the Company has not yet recognized, and the amount of estimated tax benefits that would be recorded in additional paid-in capital, if any, when the share is exercised are assumed to be used to repurchase shares in the current period. The incremental dilutive common share equivalents, calculated using the treasury stock method were 36,289, 47,215 and 124,205 for 2006, 2005 and 2004, respectively.

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31:

For the Years Ended December 31,	2006	2005	2004
Net Income	$13,185,434	$13,292,923	$10,719,166
Weighted average common shares outstanding - Basic	2,527,927	2,560,418	2,496,711
Incremental shares outstanding assuming
the exercise of dilutive stock options and SARS	36,289	47,215	124,205
Weighted average common shares outstanding - Diluted	2,564,216	2,607,633	2,620,916
Basic earnings per common share	$5.22	$5.19	$4.29
Diluted earnings per common share	$5.14	$5.10	$4.09

All outstanding options and Stock Appreciation Rights (“SARS”) during 2006, 2005 and 2004 were included in the computation of diluted earnings per share because the options’ exercise prices were less than or equal to the average market price of the common shares.

The Company has adopted Employee Stock Option Purchase Plans (the "Plans") under which options or SARS to purchase shares (not to exceed 500,000 shares) of the Company's stock may be granted to key employees of the Company at a price not less than the market value on the date of grant. SARS and options, which are predominantly incentive stock options, are exercisable and vest immediately or within one year or at 10% to 20% per year beginning on the date of grant and generally expire in five to ten years. There were not any SARS exercised in 2006.

A summary of stock option transactions for all stock option plans follows:

		Weighted	Average
		Average	Remaining	Aggregate
	Number	Exercise	Contractual	Intrinsic
	of Shares	Price	Term (years)	Value
Outstanding as of January 1, 2004	264,891	$16.09
Options granted	7,200	28.92
Options exercised	(13,860)	16.38
Options cancelled/forfeited/expired	(11,450)	15.99
Outstanding as of December 31, 2004	246,781	$16.45
Options granted	3,000	36.79
Options exercised	(163,420)	14.85
Options cancelled/forfeited/expired	(4,360)	14.26
Outstanding as of December 31, 2005	82,001	$20.50
SARS granted	3,000	43.78
Options exercised	(9,340)	17.21
Options cancelled/forfeited/expired	(1,610)	22.12
Outstanding as of December 31, 2006	74,051	$21.82	4.34	$2,338,246

Exercisable as of December 31, 2006	43,111	$23.15	4.21	$1,304,253

Unvested as of December 31, 2006	30,940	$19.98	4.53	$1,033,993

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company’s common stock at December 31, 2006. There were no options or SARS excluded from the calculation as all options and SARS were in the money. The intrinsic value of options exercised during 2006 was approximately $270,000.

The following tables summarize information about fixed stock options outstanding at December 31, 2006:

			Options Outstanding at Year-End			Options Exercisable at Year-End
				Weighted	Weighted		Weighted
				Average	Average		Average
			Number	Remaining	Exercise	Number	Exercise
Range of Exercise Prices			Outstanding	Contractual Life	Price	Exercisable	Price
$ 10.00	-	$ 12.00	15,840	3.4	$ 11.24	7,095	$ 10.97
13.06	-	15.58	9,250	3.6	14.77	5,850	14.64
17.25	-	19.35	2,660	5.1	18.88	710	19.07
20.00	-	22.75	18,296	5.0	21.16	8,546	20.77
25.28	-	36.79	25,005	4.4	29.30	18,660	29.20
$ 10.00	-	$ 36.79	71,051	4.3	$ 20.90	40,861	$ 22.01

			SARS Outstanding at Year-End			SARS Exercisable at Year-End
				Weighted	Weighted		Weighted
				Average	Average		Average
			Number	Remaining	Exercise	Number	Exercise
Range of Exercise Prices			Outstanding	Contractual Life	Price	Exercisable	Price
$ 43.78	-	$ 43.78	3,000	6.4	$ 43.78	2,250	$ 43.78

During the second quarter of 2006, the Company issued 3,000 SARS to the directors of the Company. SARS give the holder the right to receive stock in the appreciation in the value of shares of stock from the grant date for a specified period of time, and as a result, are accounted for as equity instruments. As such, these were valued using the Black-Scholes option valuation model. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the weighted-average assumptions noted in the following table. Expected volatilities are based on both the implied and historical volatility of the Company’s stock. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options represents the period of time that options granted are expected to be outstanding. The interest rate for periods during the expected life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. The weighted-average fair value for the SARS issued was $13.96 and was estimated using the following weighted-average assumptions:

2006
Expected Life in Years	5.0
Volatility	27.16%
Interest Rate	4.97%
Yield Rate	0.55%

The estimated weighted-average grant-date fair value of options and SARS granted for the years ended December 31 was as follows:

For the Years Ended December 31,	2006	2005	2004
Exercise price equal to market price on date of grant:
Weighted-average market price	$43.78	$36.79	$28.92
Weighted-average grant-date fair value	13.96	17.03	13.47

There are no stock options or SARS granted where the exercise price is less than the market price on the date of grant.

The fair value of each option or SAR granted is estimated on the date of grant using the Black-Scholes option pricing method with the following weighted-average assumptions:

	2006	2005	2004
Expected Life in Years	5.0	10.0	10.0
Volatility	27%	30%	31%
Interest Rate	5.0%	4.1%	4.2%
Yield Rate	0.6%	0.4%	0.5%

There was approximately $91,000 of compensation expense relating to shares vesting on or before December 31, 2006 included in salaries, employee benefits and payroll taxes of the consolidated statements of income. As of December 31, 2006, there was approximately $259,000 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted under the Company’s stock awards plans. That cost is expected to be recognized over a weighted-average period of 4.53 years.

8. Income Taxes

The components of income tax expense for the years ended December 31 are summarized as follows:

For the Years Ended December 31,	2006	2005	2004
Current:
Federal	$4,042,000	$5,818,000	$4,442,000
State	334,000	281,000	191,000
Total	4,376,000	6,099,000	4,633,000
Deferred expense (benefit):
Federal	(210,552)	(779,617)	196,956
State	(21,448)	(29,383)	(46,956)
Total	(232,000)	(809,000)	150,000
Total	$4,144,000	$5,290,000	$4,783,000

For state income tax purposes, ITIC and NE-ITIC generally pay only a gross premium tax.

At December 31, the approximate effect on each component of deferred income taxes and liabilities is summarized as follows:

For the Years Ended December 31,	2006	2005
Deferred income tax assets:
Recorded reserves for claims, net of statutory premium reserves	$1,197,635	$1,566,686
Accrued benefits and retirement services	2,023,905	1,514,201
Reinsurance and commissions payable	59,644	61,740
Allowance for doubtful accounts	723,520	830,960
Adjustment to initially apply FASB Statement No. 158	21,024	-
Net operating loss carryforward	68,000	70,000
Other	248,116	171,346
Total	4,341,844	4,214,933
Deferred income tax liabilities:
Net unrealized gain on investments	1,635,145	1,449,670
Excess of tax over book depreciation	51,689	138,157
Discount accretion on tax-exempt obligations	40,398	26,276
Other	84,416	138,183
Total	1,811,648	1,752,286
Net deferred income tax assets	$2,530,196	$2,462,647

At December 31, 2006 and 2005, no valuation allowance was recorded. Based upon the Company’s historical results of operations, the existing financial condition of the Company and management’s assessment of all other available information, management believes that it is more likely than not that the benefit of these net deferred income tax assets will be realized.

A reconciliation of income tax as computed for the years ended December 31 at the U.S. federal statutory income tax rate (34%) to income tax expense follows:

For the Years Ended December 31,	2006	2005	2004
Anticipated income tax expense	$5,892,008	$6,318,194	$5,270,736
Increase (reduction) related to:
State income taxes, net of federal income tax benefit	220,400	185,460	126,060
Tax-exempt interest income (net of amortization)	(2,044,576)	(1,407,055)	(638,049)
Other, net	76,168	193,401	24,253
Provision for income taxes	$4,144,000	$5,290,000	$4,783,000

9. Leases

The Company leases certain office facilities and equipment under operating leases. Rental expense also includes occasional rental of automobiles. Rent expense totaled approximately $889,000, $846,000 and $746,000 in 2006, 2005 and 2004, respectively. The future minimum lease payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2006, are summarized as follows:

Year Ended:
2007	$750,615
2008	469,922
2009	258,828
2010	147,853
2011	10,540
Total	$1,637,758

10. Retirement and Other Postretirement Benefit Plans

After three years of service, employees are eligible to participate in a Simplified Employee Pension Plan. Contributions, which are made at the discretion of the Company, are based on the employee's salary, but in no case will such contribution exceed $44,000 annually per employee. All contributions are deposited in Individual Retirement Accounts for participants. Contributions expensed under this plan were approximately $712,000, $602,000 and $572,000 for 2006, 2005 and 2004, respectively.

In November 2003, ITIC, a wholly owned subsidiary of the Company, entered into employment agreements with the Chief Executive Officer, Chief Financial Officer and the Chief Operating Officer of ITIC. These individuals also serve as the Chief Executive Officer, President and Executive Vice President, respectively, of the Company. The agreements provide compensation and life, health, dental and vision benefits upon the occurrence of specific events, including death, disability, retirement, termination without cause or upon a change in control. The agreements provide for annual salaries to be fixed by the Compensation Committee and, among other benefits, ITIC shall make quarterly contributions pursuant to a supplemental executive retirement plan on behalf of each executive equal to 22% of the base salary and bonus paid to each during such quarter. The agreements also prohibit each of these executives from competing with ITIC and its parent, subsidiaries and affiliates in the state of North Carolina while employed by ITIC and for a period of two years following termination of their employment. In addition, during the second quarter of 2004, ITIC entered into nonqualified deferred compensation plan agreements with these executives. The amount accrued for these plans at December 31, 2006 and 2005 was approximately $3,948,000 and $2,491,000, respectively, which includes postretirement compensation and health benefits, and was calculated based on the terms of the contract. These executive contracts are accounted for on an individual contract basis.

On November 17, 2003, ITIC entered into employment agreements with key executives that provide for the continuation of certain employee benefits upon retirement. The executive employee benefits include health insurance, dental insurance, vision insurance and life insurance. The plan is unfunded. Estimated future benefit payouts expected to be paid for each of the next five years are $2,024 in 2007, $2,105 in 2008, $2,369 in 2009, $2,423 in 2010, $2,469 in 2011 and $24,987 in the next five years thereafter.

Cost of the Company’s postretirement benefit plan included the following components:

	2006	2005	2004
Net periodic benefit cost
Service cost - benefits earned during the year	$14,227	$14,366	$14,051
Interest cost on projected benefit obligation	14,061	13,675	15,499
Amortization of unrecognized prior service cost	20,388	20,388	14,485
Amortization of unrecognized gains	(1,665)	(591)	-
Net periodic benefit cost at end of year	$47,011	$47,838	$44,035

On December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS 158. SFAS 158 required the Company to recognize the funded status (i.e., the difference between the fair value of the plan assets and the projected benefit obligations) of its benefit plan in the December 31, 2006 consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The net adjustment to accumulated other comprehensive income at adoption of $61,834 ($40,810, net of tax) represents the net unrecognized actuarial losses and unrecognized prior service costs. The effects of adopting the provisions of SFAS 158 on the Company’s consolidated balance sheets at December 31, 2006 and 2005 are presented in the following table:

	2006	2005
Funded status
Actuarial present value of future benefits:
Fully eligible active employee	$(28,486)	$(27,846)
Non-eligible active employees	(227,232)	(217,671)
Funded status of accumulated pension benefit obligation	(255,718)	(245,517)
Unrecognized prior service cost	134,739	155,127
Unrecognized gain	(72,905)	(56,483)
Comprehensive income	(61,834)	-
Funded status of accumulated pension benefit obligation at end of year	$(255,718)	$(146,873)

Development of the accumulated postretirement benefit obligation for the years ended December 31, 2006 and 2005 includes the following:

	2006	2005
Accumulated benefit obligation at beginning of year	$146,873	$99,035
Service cost - benefits earned during the year	14,227	14,366
Interest cost on projected benefit obligation	14,061	13,675
Amortization cost, net	18,723	19,797
Accumulated benefit obligation at end of year	$193,884	$146,873

Weighted-average actuarial assumptions used to determine benefit obligations at December 31 were:

	2006	2005
Discount rate	5.75%	5.75%
Expected return on plan assets	N/A	N/A
Expected medical cost increase	5-10%	5-12%
Expected dental and vision cost increase	5%	5%

Assumed health care cost trend rates do have an effect on the amounts reported for the postretirement benefit plan. The following illustrates the effects on the net periodic postretirement benefit cost (NPPBC) and the accumulated postretirement benefit obligation (APBO) of a one percentage point increase and one percentage point decrease in the assumed health care cost trend rate as of December 31, 2006:

	One-Percentage Point Increase	One-Percentage Point Decrease
1. NPPBC
Effect on the service cost component	$3,548	$(2,695)
Effect on interest cost	3,350	(2,573)
Total effect on the net periodic postretirement benefit cost	$6,898	$(5,268)
2. APBO (including active employees who are not fully eligible)
Effect on those currently receiving benefits (retirees and spouses)	$-	$-
Effect on active fully eligible	2,310	(2,064)
Effect on actives not yet eligible	55,959	(42,685)
Total effect on the accumulated postretirement benefit obligation	$58,269	$(44,749)

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

Stockholders' equity on a statutory basis was $88,828,480 and $78,017,870 as of December 31, 2006 and 2005, respectively. Net income on a statutory basis was $11,684,065, $12,657,658 and $9,292,197 for the twelve months ended December 31, 2006, 2005 and 2004, respectively.

13. Segment Information

Consistent with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” the Company has aggregated its operating segments into two reportable segments: 1) title insurance services; and 2) tax-deferred exchange services.

The title insurance segment primarily issues title insurance policies through approved attorneys from underwriting offices and through independent issuing agents. Title insurance policies insure titles to residential, institutional, commercial and industrial properties.

The tax-deferred exchange services segment acts as an intermediary in tax-deferred exchanges of property held for productive use in a trade or business or for investments and serves as exchange accommodation titleholder, holding property for exchangers in reverse exchange transactions. Revenues are derived from fees for handling exchange transactions.

Provided below is selected financial information about the Company's operations by segment for the three years ended December 31, 2006, 2005 and 2004:

	Title	Exchange	All	Intersegment
2006	Insurance	Services	Other	Elimination	Total
Operating revenues	$71,733,764	$5,980,027	$2,915,065	$(844,533)	$79,784,323
Investment income	3,759,367	18,138	619,231	(70,401)	4,326,335
Net realized gain on sales of investments	551,058	-	-	-	551,058
Total revenues	$76,044,189	$5,998,165	$3,534,296	$(914,934)	$84,661,716
Operating expenses	63,667,391	1,419,923	3,089,501	(844,533)	67,332,282
Income before taxes	$12,376,798	$4,578,242	$444,795	$(70,401)	$17,329,434
Assets	$114,599,621	$1,087,383	$27,829,374	$-	$143,516,378

	Title	Exchange	All	Intersegment
2005	Insurance	Services	Other	Elimination	Total
Operating revenues	$78,184,904	$4,543,049	$2,411,446	$(730,303)	$84,409,096
Investment income	3,041,553	18,463	324,154	(48,403)	3,335,767
Net realized gain on sales of investments	100,550	-	18,465	-	119,015
Total revenues	$81,327,007	$4,561,512	$2,754,065	$(778,706)	$87,863,878
Operating expenses	66,700,267	949,407	2,363,270	(731,989)	69,280,955
Income before taxes	$14,626,740	$3,612,105	$390,795	$(46,717)	$18,582,923
Assets	$106,407,203	$1,502,799	$20,561,526	$-	$128,471,528

2004
Operating revenues	$72,874,630	$2,801,888	$1,921,114	$(602,950)	$76,994,682
Investment income	2,651,291	7,821	147,662	(53,936)	2,752,838
Net realized gain(loss) on sales of investments	106,156	-	(12,500)	-	93,656
Total revenues	$75,632,077	$2,809,709	$2,056,276	$(656,886)	$79,841,176
Operating expenses	62,035,935	646,758	2,259,267	(602,950)	64,339,010
Income (loss) before taxes	$13,596,142	$2,162,951	$(202,991)	$(53,936)	$15,502,166
Assets	$96,880,761	$1,316,413	$14,989,578	$-	$113,186,752

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

15. Concentration of Risk

 Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company invests its cash and cash equivalents into high credit quality security instruments. Deposits which exceed $100,000 at each institution are not insured by the Federal Deposit Insurance Corporation. Of the $3.5 million in cash and cash equivalents on hand at December 31, 2006, $2.4 million was not insured by the Federal Deposit Insurance Corporation.

The Company generates a significant amount of title insurance premiums in North Carolina. In 2006, 2005 and 2004, North Carolina accounted for 49.8%, 47.2% and 45.1% of total direct title premiums, respectively.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Investors Title Company
Chapel Hill, North Carolina

We have audited the accompanying consolidated balance sheets of Investors Title Company and Subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Investors Title Company and Subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Investors Title Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 9, 2007 expressed unqualified opinions on both management’s assessment of the company’s internal control over financial reporting and the effectiveness of the company’s internal control over financial reporting.

/s/ Dixon Hughes PLLC

Dixon Hughes PLLC
High Point, North Carolina

March 9, 2007

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Investors Title Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Exchange Act Rules 13a-15(f) and 15(d)-15-(f). The Company’s internal control over financial reporting has been designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of published financial statements in accordance with generally accepted accounting principles.

The Company’s internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and concluded that internal controls over financial reporting are effective as of December 31, 2006.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 has been audited by Dixon Hughes PLLC as independent registered public accounting firm, as stated in their report which follows.

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL

To the Board of Directors and Stockholders
Investors Title Company
Chapel Hill, North Carolina

We have audited management’s assessment, included in the accompanying Investors Title Company and Subsidiaries Management Report on Internal Control over Financial Reporting, that Investors Title Company maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Investors Title Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Investors Title Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Investors Title Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Investors Title Company and Subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for the years then ended, and our report dated March 9, 2007, expressed an unqualified opinion on those consolidated financial statements.

/s/ Dixon Hughes PLLC

Dixon Hughes PLLC
High Point, North Carolina

March 9, 2007