Form 10-K, Exhibit 13
period 2007-12-31
INVESTORS TITLE CO
filed 2008-03-17
CIK 720858

Exhibit 13

Common Stock Data
The Common Stock of the Company is traded under the symbol "ITIC" on the NASDAQ Global Market. The number of record holders of common stock at December 31, 2007 was 468. The number of record holders is based upon the actual number of holders registered on the books of the Company at such date and does not include holders of shares in “street names” or persons, partnerships, associations, corporations or other entities identified in security position listings maintained by depository trust companies. The following table shows the high and low sales prices reported on the NASDAQ Global Market.

	2007		2006
	High	Low	High	Low
First Quarter	$55.73	$49.13	$48.99	$40.17
Second Quarter	$50.58	$47.02	$47.88	$40.02
Third Quarter	$50.58	$37.92	$48.99	$42.94
Fourth Quarter	$42.21	$35.50	$54.76	$45.50

The Company paid cash dividends of $0.06 per share in each of the four quarters in 2007 and 2006, respectively.

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

Market Makers for 2007

The Archipelago Exchange	Citigroup Global Markets Inc.	Hill, Thompson, Magid and Co.
Automated Trading Desk	Davenport & Company, LLC	Knight Equity Markets, L.P.
B-Trade Services LLC	E*Trade Capital Markets LLC	Nasdaq Execution Services LLC
Citadel Derivatives Group LLC	Ferris, Baker Watts, Inc.	UBS Securities LLC

Financial Highlights
(dollars in thousands except per share information)

For the Year	2007	2006.	2005	2004	2003
Net premiums written	$69,984	$70,196	$76,522	$71,843	$83,945
Revenues	84,942	84,662	87,864	79,841	90,830
Investment income	5,197	4,326	3,336	2,753	2,692
Net income	8,402	13,185	13,293	10,719	10,965

Per Share Data
Basic earnings per common share	$3.39	$5.22	$5.19	$4.29	$4.38
Weighted average shares outstanding—Basic	2,479	2,528	2,560	2,497	2,504
Diluted earnings per common share	$3.35	$5.14	$5.10	$4.09	$4.18
Weighted average shares outstanding—Diluted	2,509	2,564	2,608	2,621	2,624
Cash dividends per share	$.24	$.24	$.16	$.15	$.12

At Year End
Assets	$149,642	$143,516	$128,472	$113,187	$100,472
Investments in securities	129,026	121,580	95,153	93,261	79,842
Stockholders' equity	99,276	95,276	84,297	72,507	63,189
Book value/share	41.17	38.00	33.07	29.22	25.24

Performance Ratios
Net income to:
Average stockholders' equity	8.64%	14.69%	16.95%	15.80%	18.93%
Total revenues (profit margin)	9.89%	15.57%	15.13%	13.43%	12.07%

Investors Title Company

	Period Ending
Index	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07
Investors Title Company	100.00	136.35	163.44	187.08	238.17	172.16
Custom Peer Group*	100.00	146.92	166.94	214.97	208.43	148.18
NASDAQ Composite	100.00	150.01	162.89	165.13	180.85	198.60

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

Overview
Title Insurance: Investors Title Company (the "Company") engages primarily in two segments of business. Its primary business activity is the issuance of title insurance through two subsidiaries, Investors Title Insurance Company ("ITIC") and Northeast Investors Title Insurance Company ("NE-ITIC"), which accounted for 91.1% of the Company’s operating revenues in 2007. Through ITIC and NE-ITIC, the Company underwrites land title insurance for real estate owners and mortgagees as a primary insurer. Title insurance protects against loss or damage resulting from title defects that affect real property.

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

ITIC issues title insurance policies through issuing agencies and also directly through home and branch offices. Issuing agents are typically real estate attorneys or subsidiaries of community and regional mortgage lending institutions, depending on local customs and regulations and the Company’s marketing strategy in a particular territory. The ability to attract and retain issuing agents is a key determinant of the Company’s growth in premiums written.

The Company's overall level of premiums written is affected by real estate activity. In turn, real estate activity is affected by a number of factors, including the level of interest rates, the availability of mortgage credit, the cost of real estate, employment levels, family income levels and other general economic conditions. The cyclical nature of the land title insurance industry has historically caused fluctuations in revenues and profitability, and it is expected to continue to do so in the future. The Company’s title segment also experiences annual seasonality. Revenues for this segment result from refinance activity, purchases of new and existing residential and commercial real estate, and certain other types of mortgage lending such as home equity lines of credit.

Volume is a factor in the Company's profitability due to the existence of fixed operating costs. These expenses will be incurred by the Company regardless of the level of premiums written. The resulting operating leverage has historically tended to amplify the impact of changes in volume on the Company’s profitability.

 Exchange Services: The Company's second business segment provides customer services in connection with tax-deferred real property exchanges through its subsidiaries, Investors Title Exchange Corporation ("ITEC") and Investors Title Accommodation Corporation ("ITAC"). ITEC serves as a qualified intermediary in like-kind exchanges of real or personal property under Section 1031 of the Internal Revenue Code of 1986, as amended. In its role as qualified intermediary, ITEC coordinates the exchange aspects of the real estate transaction, and its duties include drafting standard exchange documents, holding the exchange funds between the sale of the old property and the purchase of the new property, and accepting the formal identification of the replacement property within the required identification period. ITAC serves as exchange accommodation titleholder in reverse exchanges. As exchange accommodation titleholder, ITAC offers a vehicle for accommodating a reverse exchange when the taxpayer must acquire replacement property before selling the relinquished property.

Factors that influence the title insurance industry will also generally affect the exchange services industry. In addition, the services provided by the Company’s exchange services segment are pursuant to provisions in the Internal Revenue Code. From time to time, these exchange provisions are subject to review and proposed changes.

Other Services: Other operating business segments not required to be reported separately are reported in a category called All Other. Other services include those offered by Investors Trust Company (“Investors Trust”), Investors Capital Management Company ("ICMC") and Investors Title Management Services, Inc. (“ITMS”), wholly owned subsidiaries of the Company. In conjunction with Investors Trust, ICMC provides investment management and trust services to individuals, companies, banks and trusts. ITMS offers consulting services to clients.

Business Trends and Recent Conditions
The continued downturn in the mortgage and real estate markets was the primary reason for title business declining slightly during 2007. Between 2002 through 2005, real estate activity steadily increased and multiple transaction records were set. In 2006 and 2005, refinance activity was lower than prior years due to moderate increases in the interest rate environment that began in 2005. Existing home sales, which represent the majority of all real estate transactions, reached a new record high in 2005 for the fifth year in a row.

During the real estate boom, many lenders loosened their underwriting guidelines, particularly in the sub prime loan market. These lower underwriting standards, when combined with new methods of financing loans created a supply of cheap credit which led to a build up in mortgage loans to high risk borrowers. As a result, there has been a substantial increase in loan defaults and mortgage foreclosures. Lenders are now returning to stricter loan underwriting standards, which will likely result in lower overall loan volume. This lower loan volume will, in turn, result in a lower level of title premiums generated in the marketplace. In addition, an increase in property foreclosures tends to surface title defects. A slowing pace of real estate activity also triggers the likelihood of certain types of title claims, such as mechanics’ liens on newly constructed property. These factors have historically caused title claims to increase in past real estate market cyclical downturns.

Historically, activity in real estate markets has varied over the course of market cycles in response to evolving economic factors. Current market conditions including the subprime lending crisis, rising foreclosures, weakening home sales and falling home prices will be primary influences on the Company’s operations until some stabilization occurs. Operating results for the years ended 2005, 2006 and 2007, therefore, should not be viewed as indicative of the Company's future operating results and cash flows.

Credit Rating
ITIC has been recognized by two independent Fannie Mae-approved actuarial firms, Demotech, Inc. and LACE Financial Corporation, with ratings of A” (A Double Prime) and B+, respectively. NE-ITIC's financial stability also has been recognized by Demotech, Inc. and LACE Financial Corporation (“LACE”) with ratings of A” (A Double Prime), and A, respectively. According to Demotech, title underwriters earning a Financial Stability Rating of A” (A Double Prime) possess financial stability related to maintaining positive surplus as regards policyholders, regardless of the severity of a general economic downturn or deterioration in the title insurance cycle. A LACE rating of "A" or “B+” indicates that a title insurance company has a strong overall financial condition that will allow it to meet its future claims, and that, generally, the company has good operating earnings, is well-capitalized and has adequate reserves.

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

Reserves for Claim Losses
The total reserve for all reported and unreported losses the Company incurred through December 31, 2007 is represented by the reserve for claims of $36,975,000 on the consolidated balance sheet. Of that total, $3,927,050 was reserved for specific claims, and $33,047,950 was reserved for claims for which the Company had no notice. The Company's reserves for claims are established using estimated amounts required to settle claims for which notice has been received (reported) and the amount estimated to be required to satisfy incurred claims of policyholders which may be reported in the future (incurred but not reported).

In accordance with the requirements of paragraph 17 of Statement of Financial Accounting Standards No. 60, a provision for estimated future claims payments is recorded at the time policy revenue is recorded. The Company records the claims provision as a percentage of premium income. By their nature, title claims can often be complex, vary greatly in dollar amounts, vary in number due to economic and market conditions such as an increase in mortgage foreclosures; and involve uncertainties as to ultimate exposure. In addition, some claims may require a number of years to settle and determine the final liability for indemnity and loss adjustment expense. The payment experience may extend for more than twenty years after the issuance of a policy. Events such as fraud, defalcation and multiple property defects can substantially and unexpectedly cause increases in estimates of losses. Due to the length of time over which claim payments are made and regularly occurring changes in underlying economic and market conditions, these estimates are subject to variability.

Management considers factors such as the Company’s historical claims experience, case reserve estimates on reported claims, large claims, actuarial projections and other relevant factors in determining loss provision rates and the aggregate recorded expected liability for claims. In establishing reserves, actuarial projections are compared with recorded reserves to evaluate the adequacy of such recorded claims reserves and any necessary adjustments are then recorded in current operations. As the most recent claims experience develops and new information becomes available, the loss reserve estimate related to prior periods will change to more accurately reflect updated and improved emerging data. The Company reflects any adjustments to reserves in the results of operations in the period in which new information (principally claims experience) becomes available.

The Company initially reserves for each known claim based upon an assessment of specific facts and updates the reserve amount as necessary over the course of administering each file. In determining its incurred but not reported claims (“IBNR”), the Company assumes future losses will be consistent with historical data, unless factors, such as loss experience, change significantly. Loss ratios for earlier years tend to be more reliable than recent policy years as they are more fully developed. In making loss estimates, management determines a loss provision rate, which it then applies to net premiums written.

There are key assumptions that materially affect the reserve estimates. The Company assumes the aggregate reported liability for known claims and IBNR, in the aggregate, will be comparable to its historical claims experience unless factors, such as loss experience, change significantly. The factors the Company considered did not cause any of its key assumptions to change from assumptions used in the immediately preceding period. Also affecting the Company’s assumptions are large losses related to fraud and defalcation, as these can cause significant variances in loss emergence patterns. Management defines a large loss as one where incurred losses exceed $250,000. Due to the small volume of large claims, the long-tail nature of title insurance claims and the inherent uncertainty in loss emergence patterns, large claim activity can vary significantly between policy years. The estimated development of large claims by policy year is therefore subject to significant changes as experience develops. In recent years, the Company has generally followed the same methodology for estimating loss reserves. The loss provision rate is set to provide for losses on current year policies and to provide for estimated positive or negative development on prior year loss estimates.

Management also considers actuarial analyses in evaluating claims reserves.The actuarial methods used to evaluate reserves are loss development methods, expected loss methods and Cape Cod methods, all of which are accepted actuarial methods for estimating ultimate losses and, therefore, loss reserves. In the loss development method, each policy year’s paid or incurred losses are projected to an “ultimate” level using loss development factors. In the Cape Cod method, expected losses for one policy year are estimated based on the loss results for the other policy years, trended to the level of the policy year being estimated. Expected loss methods produce more stable ultimate loss estimates than do loss development methods, which are more responsive to the current loss data. The Cape Cod method, a special case of the Bornhuetter-Ferguson method, blends the results of the loss development and expected loss methods. For more recent policy years, more weight is given to the results of the expected loss methods; for older policy years, more weight is given to the loss development method results.

The key actuarial assumptions are principally loss development factors and expected loss ratios. The selected loss development factors are based on a combination of the Company’s historical loss experience and title industry loss experience. Expected loss ratios are estimated for each policy year based on the Company’s own experience and title industry loss ratios. When updated data is incorporated into the actuarial models, the resulting loss development factors and expected loss ratios will likely change from the prior values. Changes in these values from 2005 through 2007 have been the result of actual Company and industry experience during the calendar year and not to changes in assumptions.

If one or more of the variables or assumptions used changed such that the Company’s recorded loss ratio, or loss provision as a percentage of net title premiums, increased or decreased two loss ratio percentage points, the impact on after-tax income for the year ended December 31, 2007, would be as follows. Company management believes that using a sensitivity of two loss percentage points for the loss ratio provides a reasonable benchmark for analysis of the calendar year loss provision of the Company based on historical loss ratios by year.

Increase in Loss Ratio of two percentage points	$(924,000)
Decrease in Loss Ratio of two percentage points	$924,000

Despite the variability of such estimates, management believes based on historical claims experience and actuarial analysis that the reserves are adequate to cover claim losses resulting from pending and future claims for policies issued through December 31, 2007. The ultimate settlement of policy and contract claims will likely vary from the reserve estimates included in the Company’s financial statements. The Company continually reviews and adjusts its reserve estimates to reflect its loss experience and any new information that becomes available. There are no known claims that are expected to have a materially adverse effect on the Company's financial position or operating results.

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

Deferred Tax Asset
The Company recorded net deferred tax assets at December 31, 2007 and 2006 related primarily to reserves for claims, allowance for doubtful accounts and employee benefits. Based upon the Company's historical results of operations, the existing financial condition of the Company and management's assessment of all other available information, management believes that it is more likely than not that the benefit of these assets will be realized.

Results of Operations
Operating Revenues
Operating revenues include net premiums written plus fee income as well as gains and losses on the disposal of fixed assets. Investment income and realized gains/losses are not included in operating revenues for the purpose of the following summary schedule. Following is a summary of the Company's operating revenues. Intersegment eliminations have been netted with each segment; therefore, the individual segment amounts will not agree to Note 13 in the accompanying Consolidated Financial Statements.

	2007		2006		2005
Title Insurance	$71,827,793	91.1%	$71,733,763	89.9%	$78,046,368	92.5%
Exchange Services	4,340,062	5.5%	5,980,027	7.5%	4,543,049	5.4%
All Other	2,655,383	3.4%	2,070,533	2.6%	1,819,679	2.1%
	$78,823,238	100%	$79,784,323	100%	$84,409,096	100%

Title Insurance
Net Premiums: Net premiums written decreased 0.3% in 2007 from 2006 and 8.3% in 2006 from 2005. During 2007 and 2006, revenues were primarily impacted by the decline in net premiums written due to lower levels of real estate sales and mortgage refinancing activity compared with 2005. According to data published by Freddie Mac, the annual average thirty-year fixed mortgage interest rates in the United States were reported to be 6.34%, 6.41% and 5.87% in 2007, 2006 and 2005, respectively. During 2007, the quarterly average thirty-year fixed mortgage interest rates were 6.22%, 6.37%, 6.55% and 6.23% for the first, second, third and fourth quarters, respectively.

Policies and Commitments: The volume of business decreased in 2007, as 229,329 policies and commitments were issued in 2007, which is a decrease of 7.7%, compared with 248,341 policies and commitments issued in 2006 due to a decline in real estate activity. In 2006, policies and commitments issued declined 9.3% compared with 273,857 policies and commitments issued in 2005.

Following is a schedule of net premiums written in all states where ITIC and NE-ITIC currently underwrite title insurance:

State	2007	2006	2005
Illinois	$1,653,518	$1,115,890	$1,000,273
Kentucky	2,563,039	2,292,194	2,115,579
Maryland	1,167,576	1,532,915	1,754,867
Michigan	3,073,006	3,488,984	4,591,639
New York	2,412,625	2,436,563	3,248,635
North Carolina	34,544,366	35,200,769	36,269,649
Pennsylvania	1,512,745	1,472,615	1,687,410
South Carolina	7,637,330	7,177,871	7,011,099
Tennessee	2,599,686	2,466,956	2,767,576
Virginia	6,121,746	6,734,698	7,740,671
West Virginia	2,029,885	2,132,330	2,246,142
Other States	4,889,828	4,564,106	6,383,883
Direct Premiums	70,205,350	70,615,891	76,817,423
Reinsurance Assumed	42,816	22,158	20,976
Reinsurance Ceded	(264,177)	(441,582)	(316,133)
Net Premiums Written	$69,983,989	$70,196,467	$76,522,266

Branch Office Net Premiums: Branch office net premiums written as a percentage of total net premiums written were 43.0%, 46.1% and 44.6% in 2007, 2006 and 2005, respectively. Net premiums written from branch operations decreased 7.0% in 2007 compared with 2006 and decreased 5.1% in 2006 compared with 2005 primarily due to the general slowdown in the real estate economy.

Agency Net Premiums: Agency net premiums written as a percentage of total net premiums written were 57.0%, 53.9% and 55.4% in 2007, 2006 and 2005, respectively. Net premiums written from agency operations increased 5.5% in 2007 compared with 2006, as a result of additional agencies and additional business written by the Company’s agencies. Net premiums written from agency operations decreased 10.8% in 2006 compared with 2005. The primary decrease in agency net premiums written in 2006 can be attributed to the general slowdown in real estate activity.

Exchange Services
Operating revenues from the Company's two subsidiaries that provide tax-deferred exchange services (ITEC and ITAC) decreased 27.4% from 2006 to 2007 and increased 31.6% from 2005 to 2006. The decline in 2007 revenue compared with 2006 resulted from a decrease in transaction volume and related income primarily due to a decline in real estate activity and exchange transactions. The increase in 2006 compared with 2005 was primarily due to higher levels of interest income earned on exchange funds held by the Company.

On February 3, 2006, the IRS proposed new regulations which, if adopted, may negatively affect the ability of qualified intermediaries to retain a portion of the interest earned on exchange funds held during exchange transactions. If passed as proposed, these regulations would materially adversely impact the exchange services segment and the Company’s net income, since a significant portion of the exchange segment’s revenues are based on retaining a portion of the interest income earned on deposits held by the Company. A public hearing on the proposed regulations was held on June 6, 2006, and as a result the IRS agreed to revise its initial regulatory flexibility analysis on the impact of the proposed regulations to small businesses. In March 2007, the IRS issued a revised regulatory flexibility analysis and requested more specific information to help in determining the impact the rules would have on small businesses. The proposed regulations have still not been finalized.

Other Revenues
Other revenues primarily include investment management fee income and agency service fees, as well as search fee and other ancillary fees and income related to the Company’s other equity method investments. Other revenues increased in 2007 compared with 2006 primarily due to increases in equity method investments, investment management fee income generated by the Company’s trust division and search fee income. Other revenues increased in 2006 compared with 2005 primarily due to increases in investment management fee income generated by the Company’s trust division.

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

Nonoperating Revenues
Investment Income
The Company derives a substantial portion of its income from investments in bonds (municipal and corporate) and equity securities. The Company's title insurance subsidiaries are required by statute to maintain minimum levels of investments in order to protect the interests of policyholders. Bonds totaling approximately $6,471,000 and $5,724,000 at December 31, 2007 and 2006, respectively, are deposited with the insurance departments of the states in which business is conducted. In formulating its investment strategy, the Company has emphasized after-tax income. Investments in marketable securities have increased from Company profits. The investments are primarily in fixed maturity securities and, to a lesser extent, equity securities. The effective maturity of the majority of the fixed income investments is within 15 years.

As new funds become available, they are invested in accordance with the Company's investment policy and corporate goals. Securities purchased may include a combination of taxable fixed-income securities, tax-exempt securities and equities. The Company strives to maintain a high quality investment portfolio.

Investment income was $5,197,178 in 2007 compared with $4,326,335 in 2006 and $3,335,767 in 2005. Investment income increased 20.1% from 2006 to 2007 and 29.7% from 2005 to 2006. The increases in 2007 and 2006 were primarily attributable to increases in the average investment portfolio balance and higher rates of interest earned on short-term investments. See Note 3 for the major categories of investments, scheduled maturities, amortized cost, market values of investment securities and earnings by category.

Net Realized Gain on Sales of Investments
Net realized gain on the sales of investment securities totaled $921,871 in 2007, $551,058 in 2006 and $119,015 in 2005. These gains resulted primarily from the sale of equity securities and other investments in the Company’s investment portfolio.

Expenses
The Company’s operating expenses consist primarily of commissions to agents, salaries, employee benefits and payroll taxes, provisions for claims and office occupancy and operations. Operating expenses increased 8.6% compared with 2006 primarily due to increases in the provision for claims, commissions to agents and salaries, employee benefits and payroll taxes. Operating expenses in 2006 decreased 2.8% compared with 2005 primarily due to a decline in commissions paid to agents and a lower claims provision. Partially offsetting these decreases were increases in compensation expenses, office occupancy expenses, and professional and contract labor fees. Following is a summary of the Company's operating expenses. Intersegment eliminations have been netted with each segment; therefore, the individual segment amounts will not agree to Note 13 in the accompanying Consolidated Financial Statements.

	2007		2006		2005
Title Insurance	$68,168,856	93.2%	$62,962,703	93.5%	$66,014,889	95.3%
Exchange Services	1,480,094	2.0%	1,346,743	2.0%	907,414	1.3%
All Other	3,469,002	4.8%	3,022,836	4.5%	2,358,652	3.4%
	$73,117,952	100%	$67,332,282	100%	$69,280,955	100%

On a combined basis, profit margins were 9.9%, 15.6% and 15.1% in 2007, 2006 and 2005, respectively.

Title Insurance
Profit Margin: The Company’s title insurance profit margin varies according to a number of factors, including the volume and type of real estate activity. Profit margin for the title insurance segment was 8.6%, 12.7% and 13.1% in 2007, 2006 and 2005, respectively. The profit margin for 2007 was primarily affected by the increase in the provision for claims and commissions to agents. The decline in the profit margin for 2006 was affected by the decrease in premiums written.

Commissions: Agent commissions represent the portion of premiums retained by agents pursuant to the terms of their respective agency contracts. Commissions to agents increased 6.4% from 2006 to 2007 primarily due to an increasing percentage of premiums originating from agency operations in 2007. Commissions to agents decreased 11.9% from 2005 to 2006 primarily due to decreased premiums from agency operations in 2006. Commission rates vary geographically.

Provisions for Claims: The provision for claims as a percentage of net premiums written was 14.5% in 2007, 10.5% in 2006 and 10.7% in 2005. The increase in the loss percentage in 2007 compared with 2006 reflects the negative impact of two large claims resulting from mortgage fraud and theft which became known in the second quarter of 2007. The additional provision as a result of these two claims, in addition to the Company’s expected provision, was approximately $2.34 million. The increase in the loss provision in 2007 from the 2006 level resulted in approximately $2.8 million more in reserves than would have been recorded at the lower 2006 level. Currently, it is unknown to the Company if there will be any recovery related to these claims. If material occurrences of mortgage-related fraud and other similar types of claims continue, the Company’s ultimate loss estimates for recent policy years could increase.

The Company reduced its loss provision rate slightly in 2005 and 2006 relative to 2004 in recognition of favorable claims experience. In 2006, the favorable experience was primarily because of a reduction in large claim activity for policy year 2005. Calendar year 2006 also included an increase for policy year 2006 due to claims activity late in the calendar year. In calendar year 2005, in addition to anticipating a higher loss ratio for policy year 2005, the Company incurred lower than expected overall claims payments, including large claims, for policy year 2003. The reduction in the loss provision rates in 2005 and 2006 from the 2004 level resulted in approximately $716,000 ($387,000 for 2006 and $329,000 for 2005) less in reserves than would have been recorded at the higher 2004 level. Management considers the loss provision ratios for 2007, 2006 and 2005 to be appropriate given the long-tail nature of title insurance claims and the inherent uncertainty in title insurance claims emergence patterns.

The provision for claims reflects actual payments of claims, net of recovery amounts, plus adjustments to the specific and incurred but not reported claims reserves, the latter of which are actuarially determined based on historical claims experience. Payments of claims, net of recoveries, were $10,065,719, $5,356,211 and $5,149,783 in 2007, 2006 and 2005, respectively.

Reserves for Claims: At December 31, 2007, the total reserves for claims were $36,975,000. Of that total, $3,927,050 was reserved for specific claims, and $33,047,950 was reserved for claims for which the Company had no notice.  Because of the uncertainty of future claims, changes in economic conditions, and the fact that many claims do not materialize for several years, reserve estimates are subject to variability. Changes in the expected liability for claims for prior periods reflect the uncertainty of the claim environment, as well as the limited predicting power of historical data. The Company continually updates and refines its reserve estimates as current experience develops and credible data emerges. Adjustments may be required as new information develops which often varies from past experience.

Movements in the reserves related to prior periods were primarily the result of changes to estimates to better reflect the latest reported loss data, rather than as a result of material changes to underlying key actuarial assumptions or methodologies. Such changes include payments on claims closing during the year, new details that emerge on still-open cases that cause claims adjusters to increase or decrease the case reserve and the impact that these types of changes have on the Company’s total loss provision. The change in prior year estimates for calendar year 2007 resulted primarily from two large fraudulent claims incurred in policy year 2006. In calendar year 2006, the Company incurred lower than expected large claims payments for policy year 2005. In calendar year 2005, overall claims payments indicated that policy year 2003 was trending more favorably than originally anticipated. Since the variances relate to recent policy years and are therefore not fully developed, there will be further development that could be favorable or unfavorable.

Salaries, Employee Benefits and Payroll Taxes: On a consolidated basis, salaries and employee benefits as a percentage of total revenues were 24.5%, 23.7% and 21.9% in 2007, 2006 and 2005, respectively. The increase in these costs in 2007 and 2006 was primarily attributable to salary increases and additional personnel costs related to staff hired by the recently formed Investors Trust Company. The title insurance segment's total salaries and employee benefits accounted for 84.9%, 85.3% and 89.1% of total salaries for 2007, 2006, and 2005, respectively.

Office Occupancy and Operations: Overall office occupancy and operations as a percentage of total revenues was 6.6%, 6.6% and 5.7% in 2007, 2006 and 2005, respectively. The title insurance segment's total office occupancy and operations expense accounted for 90.2%, 90.9% and 91.0% in 2007, 2006 and 2005, respectively, of total office occupancy and operations expense.

Premium and Retaliatory Taxes: Title insurance companies are generally not subject to state income or franchise taxes. However, in most states they are subject to premium and retaliatory taxes. Premium and retaliatory taxes as a percentage of net premiums written were 2.1%, 1.9%, 2.0% for the years ended December 31, 2007, 2006 and 2005, respectively.

Professional and Contract Labor Fees: Professional fees for 2007 and 2006 compared with 2005 increased primarily due to an increase in contract labor fees incurred, mostly related to projects in information technology.

Exchange Services
The exchange services segment's total operating expenses as a percentage of the Company's total expenses were 2.0%, 2.0% and 1.3% for 2007, 2006 and 2005, respectively. The principal operating expenses of this segment are salaries, employee benefits and payroll taxes.

Income Taxes
The provision for income taxes was 28.9%, 23.9% and 28.5% of income before income taxes for the years ended December 31, 2007, 2006 and 2005, respectively. During the fourth quarter of 2007, management discovered certain understatements in the provision for income taxes in its financial statements in 2006 and the first three quarters of 2007 as a result of certain taxable municipal bonds that had been previously misclassified as tax-exempt by the Company’s custodian bank. The additional amount of the increase in income taxes in the fourth quarter related to the misclassification was approximately $425,000 related to the 2006 tax year and approximately $325,000 related to the first three quarters of 2007. Information regarding the components of the income tax expense can be found in Note 8 to the accompanying Consolidated Financial Statements.

Net Income
The Company reported net income for 2007 of $8,402,335, or $3.35 per share on a diluted basis, compared with $13,185,434, or $5.14 per share on a diluted basis, for 2006, and $13,292,923, or $5.10 per share on a diluted basis, for 2005.

Liquidity and Capital Resources
Liquidity: Due to the Company’s consistent ability to generate positive cash flows from its operations and investment income, management believes that funds generated from operations will enable the Company to adequately meet its operating needs and is unaware of any trend that is likely to result in material adverse liquidity changes. The Company’s cash requirements include general operating expenses, taxes, capital expenditures and dividends on its common stock declared by the Board of Directors. In addition to operational liquidity, the Company maintains a high degree of liquidity within its investment portfolio in the form of short-term investments and other readily marketable securities.

The majority of the Company’s investment portfolio is considered as available for sale. The Company reviews the status of each of its securities quarterly to determine whether an other-than-temporary impairment has occurred. The Company’s criteria include the degree to which the fair value of a security is less than 80% of its amortized cost and the investment grade of the security, as well as how long the security has been in an unrealized loss position. The Company’s securities that have had an unrealized loss in excess of one year are primarily investment-grade, long-term bonds and equities that the Company has the ability and intent to hold until a recovery of fair value, which may be until maturity for fixed income securities.

Cash Flows: Net cash flows provided by operating activities were $11,939,659, $17,856,793 and $17,383,090 in 2007, 2006 and 2005, respectively. Cash flows from operations has been the primary source of financing for expanding operations, additions to property and equipment, dividends to shareholders, and other requirements. The net decrease in cash flow from operations in 2007 compared with 2006 was primarily the result of the decrease in net income. The net increase in cash flow from operations in 2006 compared with 2005 is primarily attributable to a decrease in receivables and other assets, partially offset by a decrease in current income taxes payable and a decrease in the provision for claims.

The principal non-operating uses of cash and cash equivalents for the three-year period ended December 31, 2007 were primarily for additions to the investment portfolio and, to a lesser extent, capital expenditures and repurchases of common stock. The net effect of all activities on total cash and cash equivalents was a decrease of $457,670 for 2007, $11,150,049 for 2006 and an increase of $9,882,038 for 2005. As of December 31, 2007, the Company held cash and cash equivalents of $3,000,762, short-term investments of $21,222,533 and fixed maturities securities of $91,583,481.

As noted previously, the Company’s operating results and cash flows are heavily dependent on the real estate market, particularly in the title insurance segment. A significant downturn in the real estate market could adversely impact the Company’s cash flows. The Company’s business has certain fixed costs such as personnel, and changes in the real estate market are monitored closely and operating expenses such as staffing levels are managed and adjusted accordingly. The Company believes that its significant working capital position and management of operating expenses, along with its product diversification efforts will aid its ability to manage cash resources through declines in the real estate market.

Payment of Dividends: The Company believes that all anticipated cash requirements for current operations will be met from internally generated funds, through cash dividends and distributions from subsidiaries and cash generated by investment securities. The Company’s significant sources of funds are dividends and distributions from its subsidiaries. The holding company receives cash from its subsidiaries in the form of dividends and as reimbursements for operating and other administrative expenses. The reimbursements are executed within the guidelines of management agreements between the holding company and its subsidiaries. The Company's ability to pay dividends and operating expenses is dependent on funds received from the insurance subsidiaries, which are subject to regulation in the states in which they do business. As of December 31, 2007, approximately $63,219,000 of the consolidated stockholders' equity represented net assets of the Company's subsidiaries that cannot be transferred in the form of dividends, loans or advances to the parent company under statutory regulations without prior insurance department approval. These regulations, among other things, require prior regulatory approval of the payment of dividends and other intercompany transfers. The Company believes, however, that amounts available for transfer from the insurance and other subsidiaries are adequate to meet the Company's operating needs.

Purchase of Company Stock: In 2000 and 2005, the Board of Directors of ITIC and ITC, respectively approved the purchase of 500,000 shares of the Company's common stock. Subsequently, the Board of Directors approved the purchase of an additional 125,000 shares of the Company’s common stock pursuant to the plan. Pursuant to this approval, ITC or ITIC purchased 111,437 shares in the twelve months ended December 31, 2007, 51,949 shares in the twelve months ended December 31, 2006 and 96,150 shares in the twelve months ended December 31, 2005 at an average per share price of $41.82, $43.85 and $33.32, respectively.

Capital Expenditures: During 2008, the Company has plans for various capital improvement projects, including hardware purchases and several software development projects. All material anticipated capital expenditures are subject to periodic review and revision and may vary depending on a number of factors.

Quantitative and Qualitative Disclosures About Market Risk
The Company's primary exposure to market risk relates to the impact of adverse changes in interest rates and market prices of its investment portfolio. Increases in interest rates diminish the value of fixed income securities and preferred stock, and decreases in stock market values diminish the value of common stocks held.

Corporate Oversight
The Company generates substantial investable funds from its two insurance subsidiaries. In formulating and implementing policies for investing new and existing funds, the Company has emphasized maximizing total after-tax return on capital and earnings while ensuring the safety of funds under management and adequate liquidity. The Company's Board of Directors oversees investment risk management processes. The Company seeks to invest premiums and other income to create future cash flows that will fund future claims, employee benefits and expenses, and earn stable margins across a wide variety of interest rate and economic scenarios. The Board of Directors has established specific investment policies that define the overall framework for managing market and other investment risks, including the accountabilities and controls over these activities. The Company may rebalance its existing asset portfolios or change the character of future investments from time to time in order to manage its exposure to market risk within defined tolerance ranges.

Interest Rate Risk
Interest rate risk is the risk that the Company will incur economic losses due to adverse changes in interest rates. This risk arises from the Company's investments in interest-sensitive debt securities. These securities are primarily fixed rate municipal bonds and corporate bonds. The Company does not purchase such securities for trading purposes. At December 31, 2007, the Company had approximately $74 million in fixed rate bonds. The Company manages the interest rate risk inherent in its assets by monitoring its liquidity needs and by targeting a specific range for the portfolio's duration or weighted average maturity.

To determine the potential effect of interest rate risk on interest-sensitive assets, the Company calculates the effect of a 10% change in prevailing interest rates ("rate shock") on the fair market value of these securities considering stated interest rates and time to maturity. Based upon the information and assumptions the Company uses in its calculation, management estimates that a 10% immediate, parallel increase in prevailing interest rates would decrease the net fair market value of its fixed rate debt securities by approximately $1.6 million. The selection of a 10% immediate parallel increase in prevailing interest rates should not be construed as a prediction by the Company's management of future market events, but rather, to illustrate the potential impact of such an event. To the extent that actual results differ from the assumptions utilized, the Company's rate shock measures could be significantly impacted. Additionally, the Company's calculation assumes that the current relationship between short-term and long-term interest rates (the term structure of interest rates) will remain constant over time. As a result, these calculations may not fully capture the impact of nonparallel changes in the term structure of interest rates and/or large changes in interest rates.

Equity Price Risk
Equity price risk is the risk that the Company will incur economic losses due to adverse changes in a particular stock or stock index. At December 31, 2007, the Company had approximately $14.1 million in common stocks. Equity price risk is addressed in part by varying the specific allocation of equity investments over time pursuant to management's assessment of market and business conditions and ongoing liquidity needs analysis. The Company's largest equity exposure is declines in the S&P 500; its portfolio of equity instruments is similar to those that comprise this index. Based upon the information and assumptions the Company used in its calculation, management estimates that an immediate decrease in the S&P 500 of 10% would decrease the net fair value of the Company's assets identified above by approximately $1,410,000. The selection of a 10% immediate decrease in the S&P 500 should not be construed as a prediction by the Company's management of future market events, but rather, to illustrate the potential impact of such an event. Since this calculation is based on historical performance, projecting future price volatility using this method involves an inherent assumption that historical volatility and correlation relationships will remain stable. Therefore, the results noted above may not reflect the Company's actual experience if future volatility and correlation relationships differ from such historical relationships.

Off-Balance Sheet Arrangements and Contractual Obligations
As a service to its customers, the Company, through ITIC, administers escrow and trust deposits representing earnest money received under real estate contracts, undisbursed amounts received for settlement of mortgage loans and indemnities against specific title risks. Cash held by the Company for these purposes was approximately $23,665,000 and $15,828,000 as of December 31, 2007 and 2006, respectively. These amounts are not considered assets of the Company and, therefore, are excluded from the accompanying consolidated balance sheets. However, the Company remains contingently liable for the disposition of these deposits.

In addition, in administering tax-deferred property exchanges, ITEC serves as a qualified intermediary for exchanges, holding the net sales proceeds from relinquished property to be used for purchase of replacement property. ITAC serves as exchange accommodation titleholder and, through LLCs that are wholly owned subsidiaries of ITAC, holds property for exchangers in reverse exchange transactions. Like-kind exchange deposits and reverse exchange property held by the Company for the purpose of completing such transactions totaled $115,515,000 and $186,579,000 as of December 31, 2007 and 2006, respectively. These amounts are not considered assets of the Company for accounting purposes and, therefore, are excluded from the accompanying consolidated balance sheets. Exchange services revenues include earnings on these deposits; therefore, investment income is shown as exchange services revenue, rather than investment income. The Company remains contingently liable to customers for the transfers of property, disbursements of proceeds, and the return on the proceeds of the agreed upon rate.

External assets managed by the Investors Trust Company totaled over $500,000,000 and $284,000,000 for the years ended December 31, 2007 and 2006, respectively. These amounts are not considered assets of the Company and, therefore, are excluded from the accompanying consolidated balance sheets.

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

The following table summarizes the Company’s future estimated cash payments under existing contractual obligations at December 31, 2007, including payments due by period:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Operating lease obligations	$1,583,741	$696,828	$740,279	$146,634	$-
Reserves for claims	36,975,000	7,296,000	11,829,000	6,872,000	10,978,000
Other obligations	532,565	465,065	67,500	-	-
Obligations under executive employment plans and agreements	5,496,000	-	-	-	5,496,000
Total	$44,587,306	$8,457,893	$12,636,779	$7,018,634	$16,474,000

As of December 31, 2007, the Company had a claims reserve of $36,975,000. The amounts and timing of these obligations are estimated and are not set contractually. Nonetheless, based on historical claims experience, the Company anticipates the above payment patterns.

Recent Accounting Standards
In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 establishes a common definition for fair value to be applied to accounting principles generally accepted in the United States of America (“GAAP”) requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. FASB Staff Position (“FSP”) No. 157-2 allows for a one year deferral of implementation for non-financial assets and liabilities, except items recognized or disclosed at fair value on an annual or more frequently recurring basis. The Company is currently assessing the impact of SFAS No. 157 on its consolidated financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). This statement, which is expected to expand fair value measurement, permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 159 on its consolidated financial position and results of operations.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51” (“SFAS 160”). SFAS No. 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement changes the way the consolidated statement of operations are presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. SFAS No. 160 is effective for fiscal years and interim periods within those fiscal years, beginning on or after January 1, 2009 and is to be applied prospectively except for the presentation and disclosure requirements which shall be applied retrospectively for all periods presented. The Company is evaluating the effect of adopting SFAS No. 160 on its financial statements.

Selected Quarterly Financial Data

2007	March 31	June 30	September 30	December 31

Net premiums written	$16,792,542	$18,626,179	$18,994,453	$15,570,815
Net income	2,322,214	1,154,149	3,857,892	1,068,080
Basic earnings per common share	.93	.46	1.56	.44
Diluted earnings per common share	.92	.46	1.54	.43

2006	March 31	June 30	September 30	December 31

Net premiums written	$16,631,626	$19,123,591	$18,242,676	$16,198,574
Net income	2,874,941	4,315,537	3,672,069	2,322,887
Basic earnings per common share	1.13	1.70	1.46	.93
Diluted earnings per common share	1.11	1.68	1.44	.91

Investors Title Company and Subsidiaries
Consolidated Balance Sheets

As of December 31,	2007	2006
Assets
Investments in securities (Notes 2 and 3):
Fixed maturities
Held-to-maturity, at amortized cost (fair value: 2007: $1,078,229; 2006: $1,237,613)	$1,052,535	$1,195,617
Available-for-sale, at fair value (amortized cost: 2007: $89,228,010; 2006: $100,979,825)	90,530,946	101,954,292
Equity securities, available-for-sale, at fair value (cost: 2007: $10,437,658; 2006: $8,653,003)	14,586,066	12,495,923
Short-term investments	21,222,533	4,460,911
Other investments	1,634,301	1,473,303
Total investments	129,026,381	121,580,046

Cash and cash equivalents (Note 15)	3,000,762	3,458,432
Premium and fees receivable (less allowance for doubtful accounts: 2007: $2,170,000; 2006: $2,128,000)	6,900,968	6,693,706
Accrued interest and dividends	1,254,641	1,336,790
Prepaid expenses and other assets	1,276,806	1,479,366
Property acquired in settlement of claims	278,476	303,538
Property, net (Note 4)	5,278,891	6,134,304
Deferred income taxes, net (Note 8)	2,625,495	2,530,196
Total Assets	$149,642,420	$143,516,378

Liabilities and Stockholders’ Equity
Liabilities
Reserves for claims (Note 6)	$36,975,000	$36,906,000
Accounts payable and accrued liabilities (Note 10)	11,236,781	10,537,992
Commissions and reinsurance payable (Note 5)	406,922	470,468
Current income taxes payable (Note 8)	1,747,877	326,255
Total liabilities	50,366,580	48,240,715

Commitments and Contingencies (Notes 5, 9, 10 and 11)
Stockholders’ Equity (Notes 2, 3, 7, 12 and 14)
Class A Junior Participating preferred stock (shares authorized 100,000; no shares issued)	-	-
Common stock-no par value (shares authorized 10,000,000; 2,411,318 and 2,507,325 shares issued and outstanding 2007 and 2006, respectively, excluding 291,676 shares
for 2007 and 2006, respectively, of common stock held by the Company’s subsidiary)	1	1
Retained earnings	95,739,827	92,134,608
Accumulated other comprehensive income (net unrealized gain on investments,
Note 8; net unrealized loss on postretirement benefits, Note 10)	3,536,012	3,141,054
Total stockholders’ equity	99,275,840	95,275,663
Total Liabilities and Stockholders’ Equity	$149,642,420	$143,516,378

See notes to the Consolidated Financial Statements.

Investors Title Company and Subsidiaries
Consolidated Statements of Income

For the Years Ended December 31,	2007	2006	2005
Revenues
Underwriting income
Premiums written (Note 5)	$70,248,166	$70,638,049	$76,838,399
Less-premiums for reinsurance ceded (Note 5)	264,177	441,582	316,133
Net premiums written	69,983,989	70,196,467	76,522,266
Investment income-interest and dividends (Note 3)	5,197,178	4,326,335	3,335,767
Net realized gain on sales of investments (Note 3)	921,871	551,058	119,015
Exchange services revenue	4,340,062	5,980,027	4,543,049
Other	4,499,187	3,607,829	3,343,781
Total Revenues	84,942,287	84,661,716	87,863,878

Operating Expenses
Commissions to agents	28,424,960	26,714,784	30,309,405
Provision for claims (Note 6)	10,134,719	7,405,211	8,164,783
Salaries, employee benefits and payroll taxes (Notes 7 and 10)	20,819,094	20,036,079	19,208,112
Office occupancy and operations (Note 9)	5,590,827	5,599,382	5,030,412
Business development	2,183,853	2,247,826	2,001,504
Filing fees and taxes, other than payroll and income	531,777	573,395	513,153
Premium and retaliatory taxes	1,496,448	1,348,850	1,556,529
Professional and contract labor fees	2,789,878	2,659,238	1,937,233
Other	1,146,396	747,517	559,824
Total Operating Expenses	73,117,952	67,332,282	69,280,955
Income before Income Taxes	11,824,335	17,329,434	18,582,923
Provision for Income Taxes (Note 8)	3,422,000	4,144,000	5,290,000
Net Income	$8,402,335	$13,185,434	$13,292,923
Basic Earnings per Common Share (Note 7)	$3.39	$5.22	$5.19
Weighted Average Shares Outstanding – Basic	2,479,321	2,527,927	2,560,418
Diluted Earnings per Common Share (Note 7)	$3.35	$5.14	$5.10
Weighted Average Shares Outstanding – Diluted	2,508,609	2,564,216	2,607,633

See notes to the Consolidated Financial Statements.

Investors Title Company and Subsidiaries
Consolidated Statements of Stockholders’ Equity

				Accumulated	Total
	Common Stock		Retained	Other Comprehensive	Stockholders’
For the Years Ended December 31, 2005, 2006 and 2007	Shares	Amount	Earnings	Income	Equity
Balance, January 1, 2005	2,481,024	$1	$69,272,092	$3,235,178	$72,507,271
Net income			13,292,923		13,292,923
Dividends ($.16 per share)			(410,202)		(410,202)
Shares of common stock repurchased	(87,623)		(2,839,697)		(2,839,697)
Shares of common stock repurchased and retired	(8,527)		(363,765)		(363,765)
Issuance of common stock in payment of bonuses and fees	1,140		43,090		43,090
Stock options exercised	163,420		2,482,581		2,482,581
Net unrealized loss on investment				(414,945)	(414,945)
Balance, December 31, 2005	2,549,434	$1	$81,477,022	$2,820,233	$84,297,256
Net income			13,185,434		13,185,434
Dividends ($.24 per share)			(606,423)		(606,423)
Shares of common stock repurchased	(500)		(22,445)		(22,445)
Shares of common stock repurchased and retired	(51,449)		(2,255,735)		(2,255,735)
Issuance of common stock in payment of bonuses and fees	500		21,826		21,826
Stock options exercised	9,340		219,342		219,342
Share-based compensation expense			91,209		91,209
Change in investment accounting method			24,378		24,378
Adjustment to initially apply FASB Statement No. 158, net of tax				(40,810)	(40,810)
Net unrealized gain on investment				361,631	361,631
Balance, December 31, 2006	2,507,325	$1	$92,134,608	$3,141,054	$95,275,663
Net income			8,402,335		8,402,335
Dividends ($.24 per share)			(595,808)		(595,808)
Shares of common stock repurchased and retired	(111,437)		(4,660,259)		(4,660,259)
Issuance of common stock in payment of bonuses and fees	40		1,998		1,998
Stock options exercised	15,390		365,284		365,284
Share-based compensation expense			91,669		91,669
Amortization related to FASB Statement No. 158				11,736	11,736
Accumulated post-retirement benefit obligation adjustment				(31,734)	(31,734)
Net unrealized gain on investment				414,956	414,956
Balance, December 31, 2007	2,411,318	$1	$95,739,827	$3,536,012	$99,275,840

See notes to the Consolidated Financial Statements.

Investors Title Company and Subsidiaries
Consolidated Statements of Comprehensive Income

For the Years Ended December 31,	2007	2006	2005
Net income	$8,402,335	$13,185,434	$13,292,923
Other comprehensive income (loss), before tax:
Amortization related to prior year service cost	20,388	-	-
Amortization of unrecognized gain	(2,604)	-	-
Accumulated postretirement benefit obligation adjustment	(48,082)	-	-
Unrealized gains (losses) on investments arising during the year	1,555,828	1,098,165	(509,330)
Less: reclassification adjustment for gains realized in net income	(921,871)	(551,058)	(119,015)
Other comprehensive income (loss), before tax	603,659	547,107	(628,345)
Income tax benefit related to FASB Statement No. 158	(10,300)	-	-
Income tax expense (benefit) related to unrealized gains (losses) on
investments arising during the tax year	551,029	372,836	(172,935)
Income tax expense related to reclassification adjustment for gains
realized in net income	(332,028)	(187,360)	(40,465)
Net income tax expense (benefit) on other comprehensive income	208,701	185,476	(213,400)
Other comprehensive income (loss)	394,958	361,631	(414,945)
Comprehensive income	$8,797,293	$13,547,065	$12,877,978

See notes to the Consolidated Financial Statements.

Investors Title Company and Subsidiaries
Consolidated Statements of Cash Flows

For the Years Ended December 31,	2007	2006	2005
Operating Activities
Net income	$8,402,335	$13,185,434	$13,292,923
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,183,155	1,146,509	1,010,366
Amortization, net	274,944	197,972	79,525
Amortization related to FASB Statement No. 158	17,784	-	-
Issuance of common stock in payment of bonuses and fees	1,998	21,826	43,090
Share-based compensation expense related to stock options	91,669	91,209	-
Provision for losses (benefit) on premiums receivable	42,000	(316,000)	204,000
Net (gain) loss on disposals of property	(15,264)	22,650	(24,831)
Net realized gain on sales of investments	(921,871)	(551,058)	(119,015)
Provision for claims	10,134,719	7,405,211	8,164,783
Benefit for deferred income taxes	(304,000)	(232,000)	(809,000)
Changes in assets and liabilities:
(Increase) decrease in receivables and other assets	143,427	1,283,662	(1,818,329)
Increase in accounts payable and accrued liabilities	1,596,406	1,549,754	2,038,303
Increase (decrease) in commissions and reinsurance payable	(63,546)	28,370	(109,564)
Increase (decrease) in current income taxes payable	1,421,622	(620,535)	580,622
Payments of claims, net of recoveries	(10,065,719)	(5,356,211)	(5,149,783)
Net cash provided by operating activities	11,939,659	17,856,793	17,383,090

Investing Activities
Purchases of available-for-sale securities	(53,409,065)	(55,092,700)	(42,380,220)
Purchases of short-term securities	(17,073,905)	(1,934,879)	(3,041,163)
Purchases of and net earnings (losses) from other investments	(999,166)	(780,273)	(653,873)
Proceeds from sales and maturities of available-for-sale securities	63,607,086	26,428,538	36,566,880
Proceeds from maturities of held-to-maturity securities	149,000	461,000	562,000
Proceeds from sales and maturities of short-term securities	312,282	4,731,702	5,917,750
Proceeds from sales and distributions of other investments	1,248,317	749,331	547,743
Other investment transactions	-	(65,622)	-
Purchases of property	(463,828)	(1,902,619)	(1,897,230)
Proceeds from disposals of property	151,350	42,236	37,714
Other property transactions	-	23,685	-
Net change in pending trades	(1,028,617)	998,020	(2,029,570)
Net cash used in investing activities	(7,506,546)	(26,341,581)	(6,369,969)

Financing Activities
Repurchases of common stock	(4,660,259)	(2,278,180)	(3,203,462)
Exercise of options	365,284	219,342	2,482,581
Dividends paid	(595,808)	(606,423)	(410,202)
Net cash used in financing activities	(4,890,783)	(2,665,261)	(1,131,083)

Net Increase (Decrease) in Cash and Cash Equivalents	(457,670)	(11,150,049)	9,882,038
Cash and Cash Equivalents, Beginning of Year	3,458,432	14,608,481	4,726,443
Cash and Cash Equivalents, End of Year	$3,000,762	$3,458,432	$14,608,481

Consolidated Statements of Cash Flows, continued
For the Years Ended December 31,	2007	2006	2005
Supplemental Disclosures
Cash Paid During the Year for
Income Taxes (net of refunds)	$2,288,000	$4,989,000	$5,537,000
Non cash net unrealized (gain) loss on investments, net of deferred tax provision of ($219,001), ($185,475) and $213,400 for 2007, 2006 and 2005, respectively	$(414,956)	$(361,631)	$414,945
Adjustments to apply FASB Statement No. 158, net of deferred tax provision of $16,348 and $21,024 for 2007 and 2006, respectively	$31,734	$40,810	$-

See notes to the Consolidated Financial Statements.

Investors Title Company and Subsidiaries
Notes to Consolidated Financial Statements

1. Basis of Presentation and Summary of Significant Accounting Policies
Description of Business—Investors Title Company's (the "Company") two primary business segments are title insurance and exchange services. The Company's title insurance segment, through its two subsidiaries, Investors Title Insurance Company ("ITIC") and Northeast Investors Title Insurance Company ("NE-ITIC"), is licensed to insure titles to residential, institutional, commercial and industrial properties. The Company issues title insurance policies primarily through approved attorneys from underwriting offices and through independent issuing agents in 23 states and the District of Columbia primarily in the eastern half of the United States. The majority of the Company's business is concentrated in Kentucky, Michigan, New York, North Carolina, South Carolina, Tennessee, Virginia and West Virginia. Investors Title Exchange Corporation ("ITEC") acts as an intermediary in tax-deferred exchanges of property held for productive use in a trade or business or for investments, while Investors Title Accommodation Corporation ("ITAC") provides services for accomplishing reverse exchanges when taxpayers decide to acquire replacement property before selling the relinquished property.

Principles of Consolidation and Basis of Presentation—The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Reclassification—Certain 2006 and 2005 amounts in the accompanying consolidated financial statements have been reclassified to conform to the 2007 classifications. These reclassifications had no effect on stockholders’ equity or net income as previously reported.

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

Other Investments
Other investments consist primarily of investments through LLC structures, which are accounted for under the equity or cost method of accounting. The aggregate cost of the Company’s cost method investments totaled $792,835 at December 31, 2007. The Company did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of these investments.

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

Reserves for Claims
The total reserve for all reported and unreported losses the Company incurred through December 31, 2007 is represented by the reserves for claims. The Company's reserves for unpaid losses and loss adjustment expenses are established using estimated amounts required to settle claims for which notice has been received (reported) and the amount estimated to be required to satisfy incurred claims of policyholders which may be reported in the future. Despite the variability of such estimates, management believes that the reserves are adequate to cover claim losses resulting from pending and future claims for policies issued through December 31, 2007. The Company continually reviews and adjusts its reserve estimates as necessary to reflect its loss experience and any new information that becomes available. Adjustments resulting from such reviews may be significant.

Claims and losses paid are charged to the reserves for claims. Although claims losses are typically paid in cash, occasionally claims are settled by purchasing the interest of the insured or the claimant in the real property. When this event occurs, the acquiring company carries assets at the lower of cost or estimated realizable value, net of any indebtedness on the property.

Income Taxes
The Company makes certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of certain tax assets and liabilities which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. The Company provides for deferred income taxes (benefits) for the tax consequences on future years on temporary differences between the financial statements' carrying values and the tax bases of assets and liabilities using currently enacted tax rates.

Premiums Written and Commissions to Agents
Premiums are generally recorded and recognized as revenue at the time of closing of the related transaction as the earnings process is considered complete. Title insurance commissions earned by the Company's agents are recognized as expense concurrently with premium recognition.

Fair Values of Financial Instruments
Fair values for investment securities are based on quoted market prices. The carrying amounts reported in the balance sheets for short-term investments, premiums receivable, accrued interest and dividends, accounts payable, commissions and reinsurance payable and current income taxes payable approximates cost, which is what is reflected on the balance sheets due to the short-term nature of these assets and liabilities.

Comprehensive Income
The Company's accumulated other comprehensive income is comprised of unrealized holding gains on available-for-sale securities, net of tax, and unrealized losses associated with FASB Statement No. 158 related to postretirement benefit liabilities, net of tax.

Stock-Based Compensation Disclosure
The Company adopted the provisions of Statement of Financial Accounting Standards No. 123R (“SFAS 123R”) on January 1, 2006, the first day of the Company’s fiscal year 2006, using a modified prospective application, which provides for certain changes to the method for valuing share-based compensation. Under the modified prospective application, prior periods are not revised for comparative purposes. The valuation provisions of SFAS 123R apply to new awards and to awards that are outstanding on the effective date and subsequently modified or cancelled. Estimated compensation expense for awards outstanding at the effective date will be recognized over the remaining service period using the compensation cost calculated for pro forma disclosure purposes under FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). Under SFAS 123R, share-based compensation cost is generally measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee’s requisite service period.

As share-based compensation expense recognized in the consolidated statements of income is based on awards ultimately expected to vest, it should be reduced for estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company’s pro forma information required under SFAS 123 for the periods prior to fiscal 2006, the Company accounted for forfeitures as they occurred.

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

Pro forma net earnings for 2005 including effects of expensing stock options follows:

For the Year Ended December 31,	2005
Net income, as reported	$13,292,923
Add back issuance of common stock in payment of bonuses and fees, net of tax	28,439
Deduct – total stock-based compensation expense under fair value method for
all awards, net of tax	(175,531)
Pro forma net income	$13,145,831
Basic earnings per common share:
As reported	$5.19
Pro forma net earnings	5.13
Diluted earnings per common share:
As reported	$5.10
Pro forma net earnings	5.04

Prior to the adoption of SFAS 123R, all tax benefits resulting from share-based compensation were presented as operating activities in the consolidated statements of cash flows. SFAS 123R requires cash flows resulting from tax deductions in excess of the grant date fair value of share-based awards to be included in cash flows from financing activities.

Escrows and Like-Kind Exchanges
As a service to its customers, the Company, through ITIC, administers escrow and trust deposits representing earnest money received under real estate contracts, undisbursed amounts received for settlement of mortgage loans and indemnities against specific title risks. Cash held by the Company for these purposes was approximately $23,665,000 and $15,828,000 as of December 31, 2007 and 2006, respectively. In administering tax-deferred exchanges, ITEC serves as a qualified intermediary for exchanges, holding the net sales proceeds from relinquished property to be used for purchase of replacement property. ITAC serves as exchange accommodation titleholder and, through LLCs that are wholly owned subsidiaries of ITAC, holds property for exchangers in reverse exchange transactions. Like-kind exchange deposits and reverse exchange property totaled $115,515,000 and $186,579,000 as of December 31, 2007 and 2006, respectively. These amounts are not considered assets of the Company and, therefore, are excluded from the accompanying consolidated balance sheets. Exchange services revenues include earnings on these deposits; therefore, investment income is shown as exchange services revenue, rather than investment income. The Company remains contingently liable for the disposition of these deposits and for the transfers of property, disbursements of proceeds and the return on the proceeds at the agreed upon rate.

Recent Accounting Standards
In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 establishes a common definition for fair value to be applied to accounting principles generally accepted in the United States of America (“GAAP”) requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. FASB Staff Position (“FSP”) No. 157-2 allows for a one year deferral of implementation for non-financial assets and liabilities, except items recognized or disclosed at fair value on an annual or more frequently recurring basis. The Company is currently assessing the impact of SFAS No. 157 on its consolidated financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). This statement, which is expected to expand fair value measurement, permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 159 on its consolidated financial position and results of operations.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51” (“SFAS 160”). SFAS No. 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement changes the way the consolidated statement of operations are presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. SFAS No. 160 is effective for fiscal years and interim periods within those fiscal years, beginning on or after January 1, 2009 and is to be applied prospectively except for the presentation and disclosure requirements which shall be applied retrospectively for all periods presented. The Company is evaluating the effect of adopting SFAS No. 160 on its financial statements.

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

2. Statutory Restrictions on Consolidated Stockholders' Equity and Investments
The Company has designated approximately $39,879,000 and $38,108,000 of retained earnings as of December 31, 2007 and 2006, respectively, as appropriated to reflect the required statutory premium reserve. See Note 8 for the tax treatment of the statutory premium reserve.

As of December 31, 2007 and 2006, approximately $63,219,000 and $66,180,000, respectively, of consolidated stockholders' equity represents net assets of the Company's subsidiaries that cannot be transferred in the form of dividends, loans or advances to the parent company under statutory regulations without prior insurance department approval.

Bonds totaling approximately $6,471,000 and $5,724,000 at December 31, 2007 and 2006 respectively, are deposited with the insurance departments of the states in which business is conducted.

3. Investments in Securities
The aggregate fair value, gross unrealized holding gains, gross unrealized holding losses, and amortized cost for securities by major security type at December 31 were as follows:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
December 31, 2007
Fixed Maturities-
Held-to-maturity, at amortized cost-
Obligations of states and political subdivisions	$1,052,535	$25,694	$-	$1,078,229
Total	$1,052,535	$25,694	$-	$1,078,229
Fixed Maturities-
Available-for-sale, at fair value:
Obligations of states and political subdivisions	$85,019,914	$1,158,282	$38,824	$86,139,372
Corporate debt securities	4,208,096	183,478	-	4,391,574
Total	$89,228,010	$1,341,760	$38,824	$90,530,946
Equity Securities, available-for-sale, at fair value-
Common stocks and nonredeemable preferred stocks	$10,437,658	$4,610,111	$461,703	$14,586,066
Total	$10,437,658	$4,610,111	$461,703	$14,586,066
Short-term investments-
Certificates of deposit and other	$21,222,533	$-	$-	$21,222,533
Total	$21,222,533	$-	$-	$21,222,533

December 31, 2006
Fixed Maturities-
Held-to-maturity, at amortized cost-
Obligations of states and political subdivisions	$1,195,617	$41,996	$-	$1,237,613
Total	$1,195,617	$41,996	$-	$1,237,613
Fixed Maturities-
Available-for-sale, at fair value:
Obligations of states and political subdivisions	$95,969,124	$935,898	$170,421	$96,734,601
Corporate debt securities	5,010,701	209,005	15	5,219,691
Total	$100,979,825	$1,144,903	$170,436	$101,954,292
Equity Securities, available-for sale, at fair value -
Common stocks and nonredeemable preferred stocks	$8,653,003	$3,953,710	$110,790	$12,495,923
Total	$8,653,003	$3,953,710	$110,790	$12,495,923
Short-term investments -
Certificates of deposit and other	$4,460,911	$-	$-	$4,460,911
Total	$4,460,911	$-	$-	$4,460,911

The scheduled maturities of fixed maturity securities at December 31, 2007 were as follows:

	Available-for-Sale		Held-to-Maturity
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
Due in one year or less	$2,725,203	$2,722,978	$4,998	$5,172
Due after one year through five years	22,132,336	22,690,072	12,000	12,843
Due five years through ten years	32,657,994	33,310,231	740,457	757,792
Due after ten years	31,712,477	31,807,665	295,080	302,422
Total	$89,228,010	$90,530,946	$1,052,535	$1,078,229

Earnings on investments for the years ended December 31 were as follows:

	2007	2006	2005
Fixed maturities	$4,241,522	$3,784,337	$2,714,441
Equity securities	255,467	254,110	160,439
Invested cash and other short-term investments	643,654	277,006	454,358
Miscellaneous interest	56,535	10,882	6,529
Investment income	$5,197,178	$4,326,335	$3,335,767

Gross realized gains and losses on sales of available-for-sale securities for the years ended December 31 are summarized as follows:

	2007	2006	2005
Gross realized gains:
Obligations of states and political subdivisions	$23,926	$20,380	$29,130
Debt securities of domestic corporations	-	-	18,464
Common stocks and nonredeemable preferred stocks	900,855	611,906	261,380
Total	924,781	632,286	308,974
Gross realized losses:
Obligations of states and political subdivisions	-	-	(1,529)
Common stocks and nonredeemable preferred stocks	(413,058)	(97,478)	(188,430)
Total	(413,058)	(97,478)	(189,959)
Net realized gain	$511,723	$534,808	$119,015

Also included in net realized gain on sales of investments in the Consolidated Statements of Income for the years ended December 31, 2007 and 2006 is $410,148 and $16,250, respectively, of gains from the sale of other investments.

The following table presents the gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous loss position at December 31, 2007 and 2006.

	Less than 12 Months		12 Months or Longer		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
December 31, 2007	Value	Losses	Value	Losses	Value	Losses
Obligations of states and political subdivisions	$5,798,040	$(20,164)	$5,460,380	$(18,660)	$11,258,420	$(38,824)
Total Fixed Securities	$5,798,040	$(20,164)	$5,460,380	$(18,660)	$11,258,420	$(38,824)
Equity Securities	2,652,452	(425,176)	174,927	(36,527)	2,827,379	(461,703)
Total temporarily impaired securities	$8,450,492	$(445,340)	$5,635,307	$(55,187)	$14,085,799	$(500,527)

December 31, 2006
Obligations of states and political subdivisions	$10,897,630	$(57,795)	$6,642,342	$(112,626)	$17,539,972	$(170,421)
Debt securities of domestic corporations	600,253	(15)	-	-	600,253	(15)
Total Fixed Securities	$11,497,883	$(57,810)	$6,642,342	$(112,626)	$18,140,225	$(170,436)
Equity Securities	778,529	(69,491)	254,480	(41,299)	1,033,009	(110,790)
Total temporarily impaired securities	$12,276,412	$(127,301)	$6,896,822	$(153,925)	$19,173,234	$(281,226)

A total of 57 and 45 securities had unrealized losses at December 31, 2007 and December 31, 2006, respectively, and the duration of these securities range from less than one to more than ten years. As of December 31, 2007, the majority of the Company’s unrealized losses relate to its portfolio of equity securities, which was comprised of 40 different securities. The Company’s unrealized losses on its fixed securities were caused by interest rate increases. Unrealized losses related to holdings of equity securities were caused by market changes that the Company considers to be temporary.

Since the decline in fair value was attributable to changes in interest rates and temporary market changes and not credit quality, and the Company has the intent and ability to hold these securities until a recovery of fair value, the Company does not consider these investments other-than-temporarily impaired. Reviews of securities are inherently uncertain and the value of the investment may not fully recover or may decline in future periods resulting in a realized loss.

4. Property and Equipment
Property and equipment and estimated useful lives at December 31 are summarized as follows:

	2007	2006
Land	$1,107,582	$1,107,582
Title plant	200,000	200,000
Office buildings and improvements (25 years)	3,178,632	3,125,077
Furniture, fixtures and equipment (3 to 10 years)	6,129,659	7,285,097
Automobiles (3 years)	586,297	559,265
Total	11,202,170	12,277,021
Less accumulated depreciation	(5,923,279)	(6,142,717)
Property and equipment, net	$5,278,891	$6,134,304

5. Reinsurance
The Company assumes and cedes reinsurance with other insurance companies in the normal course of business. Premiums assumed and ceded were approximately $43,000 and $264,000, respectively, for 2007, $22,000 and $442,000, respectively, for 2006 and $21,000 and $316,000, respectively, for 2005. Ceded reinsurance is comprised of excess of loss treaties, which protects against losses over certain amounts. The Company remains liable to the insured for claims under ceded insurance policies in the event that the assuming insurance companies are unable to meet their obligations under these contracts. The Company has not paid or recovered any reinsured losses during the three years ended December 31, 2007.

6. Reserves for Claims
Changes in the reserves for claims for the years ended December 31 are summarized as follows based on the year in which the policies were written:

	2007	2006	2005
Balance, beginning of year	$36,906,000	$34,857,000	$31,842,000
Provisions related to:
Current year	9,787,529	9,845,776	9,816,189
Prior years	347,190	(2,440,565)	(1,651,406)
Total provision charged to operations	10,134,719	7,405,211	8,164,783
Claims paid, net of recoveries, related to:
Current year	(624,484)	(618,965)	(253,922)
Prior years	(9,441,235)	(4,737,246)	(4,895,861)
Total claims paid, net of recoveries	(10,065,719)	(5,356,211)	(5,149,783)
Balance, end of year	$36,975,000	$36,906,000	$34,857,000

The Company continually refines its reserve estimates as current loss experience develops and credible data emerges. Movements in the reserves related to prior periods were primarily the result of changes to estimates to better reflect the latest reported loss data.

The provision for claims as a percentage of net premiums written was 14.5%, 10.5% and 10.7% in 2007, 2006 and 2005, respectively. The change in estimate for calendar year 2007 resulted primarily from policy year 2006, which incurred two large fraudulent claims. The change in estimate for calendar year 2006 resulted primarily from lower than expected large claims payments for policy year 2005 and the change in estimate for calendar year 2005 resulted primarily from lower than expected overall claim payments, including large claims, for policy year 2003. Due to variances between actual and expected loss payments, loss development is subject to significant variability. A large claim is defined as a claim with incurred losses exceeding $250,000. Due to the small volume of large claims, the long-tail nature of title insurance claims and the inherent uncertainty in loss emergence patterns, large claim activity can vary significantly between policy years. The estimated development of large claims by policy year is therefore subject to significant changes as experience develops.

In management's opinion, the reserves are adequate to cover claim losses which might result from pending and future claims.

7. Earnings Per Share and Stock Options

Basic earnings per common share is computed by dividing net income by the weighted-average number of common shares outstanding during the reporting period. Diluted earnings per common share is computed by dividing net income by the combination of dilutive common share equivalents, comprised of shares issuable under the Company’s share-based compensation plans and the weighted-average number of common shares outstanding during the reporting period. Dilutive common share equivalents include the dilutive effect of in-the-money shares, which is calculated based on the average share price for each period using the treasury stock method. Under the treasury stock method, the exercise price of a share, the amount of compensation cost, if any, for future service that the Company has not yet recognized, and the amount of estimated tax benefits that would be recorded in additional paid-in capital, if any, when the share is exercised are assumed to be used to repurchase shares in the current period. The incremental dilutive common share equivalents, calculated using the treasury stock method were 29,288, 36,289 and 47,215 for 2007, 2006 and 2005, respectively.

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31:

For the Years Ended December 31,	2007	2006	2005
Net income	$8,402,335	$13,185,434	$13,292,923
Weighted average common shares outstanding - Basic	2,479,321	2,527,927	2,560,418
Incremental shares outstanding assuming
the exercise of dilutive stock options and SARS	29,288	36,289	47,215
Weighted average common shares outstanding - Diluted	2,508,609	2,564,216	2,607,633
Basic earnings per common share	$3.39	$5.22	$5.19
Diluted earnings per common share	$3.35	$5.14	$5.10

All outstanding options and Stock Appreciation Rights (“SARS”) during 2006 and 2005 were included in the computation of diluted earnings per share because the options’ exercise prices were less than or equal to the average market price of the common shares. In 2007, 3,000 SARS were excluded from the computation of diluted earnings per share because their exercise price was greater than the stock price and therefore considered anti-dilutive.

The Company has adopted Employee Stock Option Purchase Plans (the "Plans") under which options or SARS to purchase shares (not to exceed 500,000 shares) of the Company's stock may be granted to key employees of the Company at a price not less than the market value on the date of grant. SARS and options, which are predominantly incentive stock options, are exercisable and vest immediately or within one year or at 10% to 20% per year beginning on the date of grant and generally expire in five to ten years. There were not any SARS exercised in 2007 or 2006.

A summary of stock option transactions for all stock option plans follows:

		Weighted	Average
		Average	Remaining	Aggregate
	Number	Exercise	Contractual	Intrinsic
	of Shares	Price	Term (years)	Value

Outstanding as of January 1, 2005	246,781	$16.45
Options granted	3,000	36.79
Options exercised	(163,420)	14.85
Options cancelled/forfeited/expired	(4,360)	14.26
Outstanding as of December 31, 2005	82,001	$20.50
SARS granted	3,000	43.78
Options exercised	(9,340)	17.21
Options cancelled/forfeited/expired	(1,610)	22.12
Outstanding as of December 31, 2006	74,051	$21.82
SARS granted	3,000	49.04
Options exercised	(15,390)	23.74
Options cancelled/forfeited/expired	(1,181)	17.38
Outstanding as of December 31, 2007	60,480	$22.77	4.11	$1,377,390

Exercisable as of December 31, 2007	39,970	$24.20	4.08	$967,347

Unvested as of December 31, 2007	20,510	$19.99	4.15	$410,043

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company’s common stock at December 31, 2007. The intrinsic value of options exercised during 2007 was approximately $299,000.

The following tables summarize information about fixed stock options outstanding at December 31, 2007:

			Options Outstanding at Year-End			Options Exercisable at Year-End
				Weighted	Weighted		Weighted
				Average	Average		Average
			Number	Remaining	Exercise	Number	Exercise
Range of Exercise Prices			Outstanding	Contractual Life	Price	Exercisable	Price
$10.00	-	$12.00	13,520	2.4	$11.32	7,940	$11.21
13.06	-	15.58	7,000	3.2	14.91	4,600	14.86
17.25	-	19.35	2,350	4.2	19.00	850	19.20
20.00	-	22.75	16,260	4.2	21.08	8,580	20.68
25.28	-	36.79	15,350	5.2	29.58	12,750	29.37
$10.00	-	$36.79	54,480	3.9	$20.17	34,720	$20.90

			SARS Outstanding at Year-End			SARS Exercisable at Year-End
				Weighted	Weighted		Weighted
				Average	Average		Average
			Number	Remaining	Exercise	Number	Exercise
Range of Exercise Prices			Outstanding	Contractual Life	Price	Exercisable	Price
$43.78	-	$49.04	6,000	5.9	$46.41	5,250	$46.03

In 2007, 12,845 options and SARS vested with a fair value of approximately $127,000.

During the second quarter of 2007, the Company issued 3,000 SARS to the directors of the Company. SARS give the holder the right to receive stock in the appreciation in the value of shares of stock from the grant date for a specified period of time, and as a result, are accounted for as equity instruments. As such, these were valued using the Black-Scholes option valuation model. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option valuation model with the weighted-average assumptions noted in the following table. Expected volatilities are based on both the implied and historical volatility of the Company’s stock. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options represents the period of time that options granted are expected to be outstanding. The interest rate for periods during the expected life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. The weighted-average fair value for the SARS issued was $14.68 and was estimated using the following weighted-average assumptions:

2007
Expected Life in Years	5.0
Volatility	25.20%
Interest Rate	4.62%
Yield Rate	0.48%

The estimated weighted-average grant-date fair value of options (2005) and SARS (2006-2007) granted for the years ended December 31 was as follows:

For the Years Ended December 31,	2007	2006	2005
Exercise price equal to market price on date of grant:
Weighted-average market price	$49.04	$43.78	$36.79
Weighted-average grant-date fair value	14.68	13.96	17.03

There are no stock options or SARS granted where the exercise price is less than the market price on the date of grant.

The fair value of each option (2005) or SAR (2006-2007) granted is estimated on the date of grant using the Black-Scholes option pricing method with the following weighted-average assumptions:

	2007	2006	2005
Expected Life in Years	5.0	5.0	10.0
Volatility	25%	27%	30%
Interest Rate	4.6%	5.0%	4.1%
Yield Rate	0.5%	0.6%	0.4%

There was approximately $92,000 of compensation expense relating to shares vesting on or before December 31, 2007 included in salaries, employee benefits and payroll taxes of the consolidated statements of income. As of December 31, 2007, there was approximately $211,000 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted under the Company’s stock awards plans. That cost is expected to be recognized over a weighted-average period of 1.6 years.

8. Income Taxes

The components of income tax expense for the years ended December 31 are summarized as follows:

For the Years Ended December 31,	2007	2006	2005
Current:
Federal	$3,489,000	$4,042,000	$5,818,000
State	237,000	334,000	281,000
Total	3,726,000	4,376,000	6,099,000
Deferred expense (benefit):
Federal	(315,518)	(210,552)	(779,617)
State	11,518	(21,448)	(29,383)
Total	(304,000)	(232,000)	(809,000)
Total	$3,422,000	$4,144,000	$5,290,000

For state income tax purposes, ITIC and NE-ITIC generally pay only a gross premium tax.
At December 31, the approximate effect on each component of deferred income taxes and liabilities is summarized as follows:

For the Years Ended December 31,	2007	2006
Deferred income tax assets:
Recorded reserves for claims, net of statutory premium reserves	$1,209,018	$1,197,635
Accrued benefits and retirement services	2,359,699	2,023,905
Reinsurance and commissions payable	32,829	59,644
Allowance for doubtful accounts	737,800	723,520
FASB Statement No. 158	31,325	21,024
Net operating loss carryforward	64,000	68,000
Other	221,784	248,116
Total	4,656,455	4,341,844
Deferred income tax liabilities:
Net unrealized gain on investments	1,854,147	1,635,145
Excess of tax over book depreciation	(10,125)	51,689
Discount accretion on tax-exempt obligations	24,515	40,398
Other	162,423	84,416
Total	2,030,960	1,811,648
Net deferred income tax assets	$2,625,495	$2,530,196

At December 31, 2007 and 2006, no valuation allowance was recorded. Based upon the Company’s historical results of operations, the existing financial condition of the Company and management’s assessment of all other available information, management believes that it is more likely than not that the benefit of these net deferred income tax assets will be realized.

A reconciliation of income tax as computed for the years ended December 31 at the U.S. federal statutory income tax rate (34%) to income tax expense follows:

For the Years Ended December 31,	2007	2006	2005
Anticipated income tax expense	$4,020,274	$5,892,008	$6,318,194
Increase (reduction) related to:
State income taxes, net of federal income tax benefit	156,420	220,400	185,460
Tax-exempt interest income (net of amortization)	(1,247,536)	(2,044,576)	(1,407,055)
Misclassified tax-exempt interest related to prior years	425,000	-	-
Other, net	67,842	76,168	193,401
Provision for income taxes	$3,422,000	$4,144,000	$5,290,000

During the fourth quarter of 2007, the Company discovered certain understatements in the provision for income taxes in its financial statements in 2006 and the first three quarters of 2007 relating to taxable municipal bonds that had been previously misclassified as tax exempt by the Company’s custodian bank.

The Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109,” (“FIN 48”) on January 1, 2007. This interpretation requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on an audit, based on the technical merits of the position. As a result of the implementation of FIN 48, the Company made a comprehensive review of its portfolio of uncertain tax positions in accordance with recognition standards established by FIN 48. In this regard, an uncertain tax position represents the Company’s expected treatment of a tax position taken in a filed tax return, or planned to be taken in a future tax return, that has not been reflected in measuring income tax expense for financial reporting purposes. As a result of this review, the Company did not recognize any increase in the liability for unrecognized tax benefits, nor did it reduce the January 1, 2007 balance in retained earnings for any additional liability.

The amount of unrecognized tax benefit or liability may increase or decrease in the future for various reasons, including adding amounts for current tax year positions, expiration of open income tax returns due to the statute of limitation, changes in management’s judgment about the level of uncertainty, status of examinations, litigation and legislative activity and the additions or eliminations of uncertain tax positions.

The Company’s policy is to report interest and penalties related to unrecognized tax benefits or liabilities in the Consolidated Statements of Income. As of December 31, 2007, there was $16,886 related to interest and $12,423 related to penalties recorded in other operating expenses.

The Company, or one of its subsidiaries, files income tax returns in the U.S. federal jurisdiction and various states. With few exceptions, the Company is no longer subject to U.S. federal or state and local examinations by taxing authorities for years before 2004.

The following table sets forth the total amounts of unrecognized tax benefits.

Balance January 1, 2007	$-
Additions related to prior years	123,605
Reductions related to prior years	-
Settlements	-
Balance at December 31, 2007	$123,605

Included in the balance of unrecognized tax benefits at December 31, 2007, is approximately $48,000 related to tax positions, penalties and interest for which the statute of limitations will expire within the next 12 months. Of the total unrecognized tax benefits, approximately $94,000 represents the amount that if recognized, would favorably affect the effective tax rate in future periods. Included in the $123,605 are penalties and interest in the amount of $29,289.

9. Leases

The Company leases certain office facilities and equipment under operating leases. Rental expense also includes occasional rental of automobiles. Rent expense totaled approximately $930,000, $889,000 and $846,000 in 2007, 2006 and 2005, respectively. The future minimum lease payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2007, are summarized as follows:

Year Ended:
2008	$696,828
2009	476,151
2010	264,128
2011	90,731
2012	55,903
Total	$1,583,741

10. Retirement and Other Postretirement Benefit Plans

After three years of service, employees are eligible to participate in a Simplified Employee Pension Plan. Contributions, which are made at the discretion of the Company, are based on the employee's salary, but in no case will such contribution exceed $45,000 annually per employee. All contributions are deposited in Individual Retirement Accounts for participants. Contributions expensed under this plan were approximately $878,000, $712,000 and $602,000 for 2007, 2006 and 2005, respectively.

In November 2003, ITIC, a wholly owned subsidiary of the Company, entered into employment agreements with the Chief Executive Officer, Chief Financial Officer and the Chief Operating Officer of ITIC. These individuals also serve as the Chief Executive Officer, President and Executive Vice President, respectively, of the Company. The agreements provide compensation and life, health, dental and vision benefits upon the occurrence of specific events, including death, disability, retirement, termination without cause or upon a change in control. The agreements provide for annual salaries to be fixed by the Compensation Committee and, among other benefits, ITIC shall make quarterly contributions pursuant to a supplemental executive retirement plan on behalf of each executive equal to 22% of the base salary and bonus paid to each during such quarter. The agreements also prohibit each of these executives from competing with ITIC and its parent, subsidiaries and affiliates in the state of North Carolina while employed by ITIC and for a period of two years following termination of their employment. In addition, during the second quarter of 2004, ITIC entered into nonqualified deferred compensation plan agreements with these executives. The amount accrued for these plans at December 31, 2007 and 2006 was approximately $5,496,000 and $3,948,000, respectively, which includes postretirement compensation and health benefits, and was calculated based on the terms of the contract. These executive contracts are accounted for on an individual contract basis.

On November 17, 2003, ITIC entered into employment agreements with key executives that provide for the continuation of certain employee benefits upon retirement. The executive employee benefits include health insurance, dental insurance, vision insurance and life insurance. The plan is unfunded. Estimated future benefit payouts expected to be paid for each of the next five years are $2,455 in 2008, $2,820 in 2009, $2,959 in 2010, $3,038 in 2011, $3,957 in 2012 and $37,603 in the next five years thereafter.

Cost of the Company’s postretirement benefit plan included the following components:

	2007	2006	2005
Net periodic benefit cost
Service cost – benefits earned during the year	$13,974	$14,227	$14,366
Interest cost on projected benefit obligation	14,646	14,061	13,675
Amortization of unrecognized prior service cost	20,388	20,388	20,388
Amortization of unrecognized gains	(2,604)	(1,665)	(591)
Net periodic benefit cost at end of year	$46,404	$47,011	$47,838

Under the disclosure provisions of SFAS 158, the Company is required to recognize the funded status (i.e., the difference between the fair value of the plan assets and the accumulated post retirement projected benefit obligations) of its benefit plan in its consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The net amount in accumulated other comprehensive income is $92,132 ($60,808 net of tax) and $61,834 ($40,810, net of tax) for December 31 2007 and 2006, respectively, and represents the net unrecognized actuarial losses and unrecognized prior service costs. The effects of adopting the provisions of SFAS 158 on the Company’s consolidated balance sheets at December 31, 2007 and 2006 are presented in the following table:

	2007	2006
Funded status
Actuarial present value of future benefits:
Fully eligible active employee	$(34,622)	$(28,486)
Non-eligible active employees	(297,798)	(227,232)
Plan assets	-	-
Funded status of accumulated postretirement benefit obligation, recognized in other liabilities	$(332,420)	$(255,718)

Development of the accumulated postretirement benefit obligation for the years ended December 31, 2007 and 2006 includes the following:

	2007	2006
Accrued postretirement benefit cost at beginning of year	$193,884	$146,873
Service cost – benefits earned during the year	13,974	14,227
Interest cost on projected benefit obligation	14,646	14,061
Amortization cost, net	17,784	18,723
Unrecognized prior service cost	114,351	134,739
Unrecognized gain	(22,219)	(72,905)
Funded status of accumulated postretirement benefit obligation at end of year	$(332,420)	$(255,718)

The changes in amounts related to accumulated other comprehensive income, pre-tax, is as follows:

	2007	2006
Balance at beginning of year	$61,834	$-
Components of Accumulated Other Comprehensive Income
Unrecognized prior service cost	(20,388)	-
Unrecognized gain	50,686	-
SFAS 158 adoption adjustment	-	61,834
Balance at end of year	$92,132	$61,834

For 2008, the amounts in accumulated other comprehensive income, pre-tax, to be recognized as components of net periodic benefit costs are:

Projected 2008
Amortization of unrecognized prior service cost	$20,388
Amortization of unrecognized gains	-
Net periodic benefit cost at end of year	$20,388

Weighted-average actuarial assumptions used to determine benefit obligations at December 31 were:

	2007	2006
Discount rate	5.75%	5.75%
Expected return on plan assets	N/A	N/A
Expected medical cost increase	5-11.5%	5-10%
Expected dental and vision cost increase	5%	5%

Assumed health care cost trend rates do have an effect on the amounts reported for the postretirement benefit plan. The following illustrates the effects on the net periodic postretirement benefit cost (NPPBC) and the accumulated postretirement benefit obligation (APBO) of a one percentage point increase and one percentage point decrease in the assumed health care cost trend rate as of December 31, 2007:

	One-Percentage Point Increase	One-Percentage Point Decrease
1. NPPBC
Effect on the service cost component	$4,272	$(3,276)
Effect on interest cost	4,260	(3,293)
Total effect on the net periodic postretirement benefit cost	$8,532	$(6,569)
2. APBO (including active employees who are not fully eligible)
Effect on those currently receiving benefits (retirees and spouses)	$-	$-
Effect on active fully eligible	2,685	(2,408)
Effect on actives not yet eligible	71,405	(54,862)
Total effect on the accumulated postretirement benefit obligation	$74,090	$(57,270)

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

Stockholders' equity on a statutory basis was $93,079,819 and $88,828,480 as of December 31, 2007 and 2006, respectively. Net income on a statutory basis was $7,980,954, $11,684,065 and $12,657,658 for the twelve months ended December 31, 2007, 2006 and 2005, respectively.

13. Segment Information

Consistent with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information,” the Company has aggregated its operating segments into two reportable segments: 1) title insurance services; and 2) tax-deferred exchange services. The remaining immaterial segments have been combined into a group called All Other.

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

Provided below is selected financial information about the Company's operations by segment for the three years ended December 31, 2007, 2006 and 2005:

	Title	Exchange	All	Intersegment
2007	Insurance	Services	Other	Elimination	Total
Operating revenues	$71,827,793	$4,340,062	$3,485,281	$(829,898)	$78,823,238
Investment income	4,024,900	29,501	1,212,779	(70,002)	5,197,178
Net realized gain on sales of investments	513,252	-	408,619	-	921,871
Total revenues	$76,365,945	$4,369,563	$5,106,679	$(899,900)	$84,942,287
Operating expenses	68,896,939	1,546,437	3,504,474	(829,898)	73,117,952
Income before taxes	$7,469,006	$2,823,126	$1,602,205	$(70,002)	$11,824,335
Assets	$111,384,663	$1,210,438	$37,047,319	$-	149,642,420

2006
Operating revenues	$71,733,764	$5,980,027	$2,915,065	$(844,533)	$79,784,323
Investment income	3,759,367	18,138	619,231	(70,401)	4,326,335
Net realized gain on sales of investments	551,058	-	-	-	551,058
Total revenues	$76,044,189	$5,998,165	$3,534,296	$(914,934)	$84,661,716
Operating expenses	63,667,391	1,419,923	3,089,501	(844,533)	67,332,282
Income before taxes	$12,376,798	$4,578,242	$444,795	$(70,401)	$17,329,434
Assets	$114,599,621	$1,087,383	$27,829,374	$-	$143,516,378

2005
Operating revenues	$78,184,904	$4,543,049	$2,411,446	$(730,303)	$84,409,096
Investment income	3,041,553	18,463	324,154	(48,403)	3,335,767
Net realized gain on sales of investments	100,550	-	18,465	-	119,015
Total revenues	$81,327,007	$4,561,512	$2,754,065	$(778,706)	$87,863,878
Operating expenses	66,700,267	949,407	2,363,270	(731,989)	69,280,955
Income before taxes	$14,626,740	$3,612,105	$390,795	$(46,717)	$18,582,923
Assets	$106,407,203	$1,502,799	$20,561,526	$-	$128,471,528

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

15. Concentration of Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company invests its cash and cash equivalents into high credit quality security instruments. Deposits which exceed $100,000 at each institution are not insured by the Federal Deposit Insurance Corporation. Of the $3.0 million in cash and cash equivalents on hand at December 31, 2007, $1.6 million was not insured by the Federal Deposit Insurance Corporation.

The Company generates a significant amount of title insurance premiums in North Carolina. In 2007, 2006 and 2005, North Carolina accounted for 49.2%, 49.8% and 47.2% of total direct title premiums, respectively.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Investors Title Company
Chapel Hill, North Carolina

We have audited the accompanying consolidated balance sheets of Investors Title Company and Subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Investors Title Company and Subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Investors Title Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 17, 2008 expressed an unqualified opinion.

/s/ Dixon Hughes PLLC

March 17, 2008
High Point, North Carolina

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

Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and concluded that internal controls over financial reporting are effective as of December 31, 2007.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 has been audited by Dixon Hughes PLLC as independent registered public accounting firm, as stated in their report which follows.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Investors Title Company
Chapel Hill, North Carolina

We have audited Investors Title Company and Subsidiaries’ (“the Company”) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Investors Title Company and Subsidiaries’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Investors Title Company and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Investors Title Company and Subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated March 17, 2008, expressed an unqualified opinion on those consolidated financial statements.

/s/ Dixon Hughes PLLC

March 17, 2008
High Point, North Carolina